# ING Life Insurance and Annuity Company
## Variable Annuity Account C
## ING Educator's Direct
## CONTRACT PROSPECTUS – May 1, 2009

***Contracts.*** The contracts described in this prospectus are group deferred variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). Enrollment in the contract through your retirement plan is only available electronically, through our Internet enrollment system.

> ***Why Reading This Prospectus is Important.*** Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.
>
> **Table of Contents . . . page 3**

***Investment Options.*** The contracts offer variable investment options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

***The Funds***

| | |
|---|---|
| ING Solution Income Portfolio (Class S) | ING Solution 2035 Portfolio (Class S) |
| ING Solution 2015 Portfolio (Class S) | ING Solution 2045 Portfolio (Class S) |
| ING Solution 2025 Portfolio (Class S) | |

***Variable Investment Options.*** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed above. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

***Compensation.*** The contract is designed for direct sales only, and therefore we do not pay any direct compensation to registered representatives. However, sales of the contract may benefit certain representatives and Company employees. See "Contract Distribution" for further information.

***Risks Associated with Investing in the Funds.*** Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 9, and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

***Getting Additional Information.*** You may obtain the May 1, 2009 Statement of Additional Information (SAI) free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing us at the address listed in the "Contract Overview - Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-153730. The SAI table of contents is listed on page 33 of this prospectus. The SAI is incorporated into this prospectus by reference.

***Additional Disclosure Information.*** Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

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# TABLE OF CONTENTS

# CONTRACT OVERVIEW

**Questions: Contacting the Company.** Contact the Company by writing or calling us at the following:

ING
USFS Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT  06199-0063
1-800-262-3862

**Sending forms and written requests in good order.**

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

## Who's Who

**You (the participant):** The individual who participates in the contract through a retirement plan.

**Plan Sponsor:** The sponsor of your retirement plan. Generally, your employer or a trust.

**Contract Holder:** The person to whom we issue the contract. Generally, the plan sponsor or a trust.  We may also refer to the contract holder as the contract owner.

**We (the Company):** ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

## The Contract and Your Retirement Plan

**Retirement Plan (plan):** A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

**Plan Type:** We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b).

**Use of an Annuity Contract in your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) or Roth 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should consider your alternatives, taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

## Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

## Contract Facts

**Free-Look/Right to Cancel:** Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See "Right to Cancel."

**Death Benefit:** A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

**Withdrawals:** During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation and in certain circumstances, tax penalties. See "Withdrawals," "Taxation," and "The Income Phase."

**Systematic Distribution Options:** These options allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

**Fees:** Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See "Fee Table" and "Fees."

**Taxation:** Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See "Taxation."

## Contract Phases

**I. The Accumulation Phase** (accumulating retirement benefits)

**STEP 1:** You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials through our online enrollment system.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

**STEP 2:** The contract holder, or you if permitted by your plan, directs us to invest your account dollars in one or more of the variable investment options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** The subaccount(s) selected purchases shares of its corresponding fund.

|  |  |  |
|---|---|---|
| Payments to Your Account | | |
| **Step 1** || | | |
| ING Life Insurance and Annuity Company | | |
| **Step 2** || | | |
| **Variable Annuity Account C** <br><br> Variable Investment Options | | |
| **The Subaccounts** | | |
| A | B | Etc. |
| || | **Step 3** | || |
| Mutual Fund A | Mutual Fund B | Etc. |

**II. The Income Phase** (receiving income phase payments from your contract)

The contract offers several fixed income phase options. See "The Income Phase." In general, you may:

▷ Receive income phase payments over a lifetime or for a specified period;
▷ Receive income phase payments monthly, quarterly, semi-annually or annually; and
▷ Select an option that provides a death benefit to beneficiaries.

# FEE TABLE

**In This Section:**

- ▹ Maximum Contract Holder Transaction Expenses
- ▹ Maximum Annual Maintenance Fee
- ▹ Maximum Separate Account Annual Expenses
- ▹ Total Annual Fund Operating Expenses
- ▹ Hypothetical Examples
- ▹ Fees Deducted by the Funds

**See "Fees" for:**

- ▹ How, When and Why Fees are Deducted
- ▹ Reduction, Waiver and/or Elimination of Certain Fees
- ▹ Premium and Other Taxes

**See "The Income Phase" for:**

- ▹ Fees During the Income Phase

**The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.* Fees during the income phase may differ from those shown below. See "The Income Phase" for further information.**

***Maximum Contract Holder Transaction Expenses***

| | |
|---|---|
| Loan Interest Rate Spread[1] | 3.0% |

[1] Currently the loan interest rate spread is 2.5%; however we reserve the right to apply a spread of up to 3.0%. This is the difference between the rate applied and the rate credited on loans under your contract.

For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. See "Loans."

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

| | |
|---|---|
| ***Maximum Annual Maintenance Fee***[2] | $30.00 |

***Maximum Separate Account Annual Expenses***
(as a percentage of average account value)

| | |
|---|---|
| Maximum Administrative Expense Charge[3] | 0.25% (currently 0%) |
| Maximum Total Separate Account Annual Expenses | 0.25% |

[2] This fee may be waived, reduced or eliminated in certain circumstances. See "Fees."

[3] We currently do not impose an administrative expense charge; however, we reserve the right to charge not more than 0.25% on an annual basis from the subaccounts. See "Fees - Administrative Expense Charge."

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Fees - Premium and Other Taxes."

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

| *Total Annual Fund Operating Expenses* | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses) | 0.94% | 1.17% |

### *Hypothetical Examples*

**The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include the maximum maintenance fee converted to a percentage of assets equal to 0.068%, the maximum administrative expense charge, and the fund fees and expenses.**

*Example 1:* The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **1 Year** | **3 Years** | **5 Years** | **10 Years** |
|---|---|---|---|
| $151 | $471 | $812 | $1,778 |

*Example 2:* The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **1 Year** | **3 Years** | **5 Years** | **10 Years** |
|---|---|---|---|
| $128 | $399 | $691 | $1,521 |

### *Fees Deducted by the Funds*

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

## CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** As of December 31, 2008, the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

## VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

## THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

**Regulatory Developments - the Company and the Industry.** As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.** Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

# INVESTMENT OPTIONS

The contract offers variable investment options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

**Fund Descriptions.** We provide brief descriptions of the funds in Appendix II. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

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*Selecting Investment Options*
- **Choose options appropriate for you.** You should evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus and the fund prospectuses.

---

**Limits on Option Availability.** Some investment options may not be available through certain contracts and plans or in some states. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

**Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding 403(b) loan, you may currently make a total of 18 cumulative selections over the life of the account. Each investment option counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

Currently, there are only five investment options available through the contract. In the event that 18 or more investment options are made available in the future, the limitations discussed above will apply.

*Additional Risks of Investing in the Funds.*

**Insurance-Dedicated Funds.** (Mixed and Shared Funding) The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed--bought for annuities and life insurance
▷ Shared--bought by more than one company

It is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds that are involved in the conflict.

# TRANSFERS

**Transfers Among Investment Options.** During the accumulation phase the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

**Value of Transferred Dollars.** The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "Contract Overview - Questions: Contacting the Company," or if you are participating in the account rebalancing program, after your scheduled transfer or reallocation.

**Telephone and Electronic Transfers: Security Measures.** To prevent fraudulent use of telephone or electronic transactions, (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

**Limits on Frequent or Disruptive Transfers**

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Underlying Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

**The Account Rebalancing Program.** The contracts allow you to participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. You may participate in this program by completing an account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, One Orange Way, Windsor, CT 06095-4774, phone: 1-800-262-3862, fax: 1-800-643-8143. However, given the nature of investment options available under the contract, account rebalancing may be of limited or no value.

Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

# CONTRACT PURCHASE AND PARTICIPATION

**Contracts Available for Purchase.** The contracts available for purchase are group deferred variable annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code section 403(b), including Roth 403(b). Contributions to a 403(b) account must be made by pre-tax salary reduction, or transfer or rollover from an existing Company contract or another plan provider. Contributions to a Roth 403(b) account must be made by after-tax salary reduction (to the extent allowed by the contract), transfer or rollover paid to us on your behalf, as permitted by the Tax Code. We do not currently accept employer contributions from an existing Company contract or another plan provider. The contracts may not be available in all states.

When considering whether to purchase or participate in the contract, you should consider your financial goals, investment time horizon and risk tolerance.

**ERISA Notification.** Some plans under Section 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan. We are not currently making the contract available to plans subject to ERISA.

**Use of an Annuity Contract in your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b) or Roth 403(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you.

**Purchasing the Contract**

1.  The contract holder submits the required forms and application to the Company.
2.  We approve the forms and issue a contract to the contract holder.

**Participating in the Contract**

1.  We provide you with enrollment materials for completion and return to us. Generally, we will provide these materials to you electronically through the Internet, and you will submit these enrollment materials to us electronically through the Internet.  We may also provide paper copies of these materials to you.

2.  If your enrollment materials are complete and in good order, we establish one or more accounts for you, including a separate account for Roth 403(b) contributions.

**Acceptance or Rejection.** We must accept or reject an application or your enrollment materials within two business days of receipt. If the enrollment materials are incomplete, we may hold any enrollment materials and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the enrollment materials and any purchase payments.

**Enrollment Incentive.** We may provide, at our sole discretion and subject to applicable state insurance department approval, up to $25 to new participants as an incentive for such participants to enroll in the contract.  We may provide this incentive as an adjustment to the new participant's account or in the form of a cash equivalent (i.e. a gift card). Any amount applied to your account value will be allocated in the same manner as your contributions. If we are currently offering this incentive under your retirement plan, you will receive further information in your enrollment materials. Any such incentive will be offered uniformly with regard to all contracts in that state.

**Methods of Purchase Payment.** The contract may allow one or more of the following purchase payment methods:

▷   Lump-sum payments--A one-time payment to your account in the form of a transfer or exchange from a previous plan, from another plan provider within your current plan, or a full transfer or exchange from an existing Company contract; and/or
▷   Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums. See "Contracts Available for Purchase," above for information regarding the types of payments we currently accept under the contract.

**Allocation of Purchase Payments.** The contract holder or you, if the contract holder permits, direct us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

**Tax Code Restrictions.** The Tax Code places some limitations on contributions to your account. See "Taxation."

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in the contract should be evaluated carefully. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when you consider an investment in the contract. You should pay attention to the following issues, among others:

(1) **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

(2) **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

(3) **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

(4) **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify any increased charges that might apply under this contract. Also, be sure to talk to your tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact us at the address or phone number listed in "Contract Overview - Questions: Contacting the Company." These alternative options may not be available under your plan.

## CONTRACT OWNERSHIP AND RIGHTS

**Who Owns the Contract?** The contract holder. This is the person or entity to whom we issue the contract.

**Who Owns Money Accumulated Under the Contract?** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts. We may also establish a separate account for Roth 403(b) contributions. You have the right to the value of your employee account.

**Who Holds Rights Under the Contract?** Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

If you participate in a group contract through a voluntary 403(b) or Roth 403(b) plan, you currently hold all rights under the contract. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the future exercise of certain of these rights may require the consent and approval of the contract holder or its delegate. See "Taxation – Section 403(b) and Roth 403(b) Tax-Deferred Annuities."

For additional information about the respective rights of the contract holder and participants under 403(b) and Roth 403(b) plans, see Appendix I.

## RIGHT TO CANCEL

**When and How to Cancel.** If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

**Refunds.** We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

# FEES

<table>
<tr><td>

*Types of Fees*

You may incur the following types of fees or charges under the contract:

I.    **Maximum Transaction Fees**

II.   **Fees Deducted from the Subaccounts**

III.  **Fund Fees and Expenses**

IV.   **Premium and Other Taxes**

</td><td>

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

## I. Maximum Transaction Fees

*Maintenance Fee*

**Maximum Amount.** $30.00.

**When/How.** We deduct this fee on your account anniversary each year during the accumulation phase. The fee is deducted annually on a pro-rata basis from your account value invested in the subaccounts.

**Purpose.** This fee reimburses us for our administrative expenses related to the contracts, the separate account and the subaccounts.

**Waiver.** We reserve the right to waive the maintenance fee under certain circumstances.

</td></tr>
</table>

*Redemption Fees*

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct from your account value the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

## II. Fees Deducted from the Subaccounts

*Administrative Expense Charge*

**Maximum Amount.** We currently do not impose this fee. However, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts.

**When/How.** If charged, this fee is deducted daily from the subaccounts during the accumulation phase.

**Purpose.** This fee helps defray our administrative expenses. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

**Reduction.** If we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased at each contract anniversary as the characteristics of the group change.

## III. Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Funds currently available through your contract are structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds.

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses. Only affiliated funds are available under the contract.

**Types of Revenue Received from Affiliated Funds**

Affiliated funds are: (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

• A share of the management fee deducted from fund assets;

• Service fees that are deducted from fund assets;

• For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and

• Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

In addition to the types of revenue received from the affiliated funds described above, affiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "Contract Distribution."**

## IV. Premium and Other Taxes

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals the current dollar value of amounts held in the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses. We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate**. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
▷ Divided by the total value of the subaccount's units at the preceding valuation;
▷ Minus a daily deduction for the administrative expense charge (if applicable), and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

**Step 1:** An investor contributes $5,000.

**Step 2:**

A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

**Step 3:** The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).


$5,000 contribution
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** Initial purchase payments directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

# WITHDRAWALS

**Deductions for Taxes**

Amounts withdrawn may be subject to tax penalties and withholding. See "Taxation." To determine which may apply, refer to the appropriate sections of this prospectus, or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

**Making a Withdrawal.** Subject to limitations on withdrawals and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal.** The contract holder, or you if permitted by the plan, must:

▹ Select the withdrawal amount.
  - Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, minus any applicable redemption fees.
  - Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees for amounts withdrawn from the subaccounts.

▹ Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

▹ Properly complete a distribution form and submit it to the address listed in "Contract Overview – Questions: Contacting the Company."

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

1. As of the next valuation date after we receive a request for withdrawal in good order at the address listed in "Contract Overview – Questions: Contacting the Company"; or

2. On such later date as specified on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

**Reinvestment Privilege**. The contract allows for a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Seek competent advice regarding the tax consequences associated with reinvestment.

**Withdrawal Restrictions.** Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions ("employee contributions") made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations. Some plans may have other limits on withdrawals. Generally, the contract holder or its delegate must certify that you are eligible for the distribution.

Although we do not currently accept employer contributions into the contract, please note that effective January 1, 2009, new 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "Taxation of Qualified Contracts - Distributions - 403(b) Plans."

# LOANS

**Availability.** If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are only allowed from amounts allocated to certain subaccounts. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the contract holder or its delegate. Currently, we require a minimum loan amount of $1,000. Loans are not available from Roth 403(b) contracts or Roth 403(b) accounts. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

**Requests.** If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview - Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

**Loan Interest.** Interest will be charged on loaned amounts. The difference between the rate applied and the rate credited on loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

# SYSTEMATIC DISTRIBUTION OPTIONS

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

▷ **SWO--Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **ECO--Estate Conservation Option.** ECO allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's minimum distribution requirement. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distribution Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from the address listed in "Contract Overview – Questions: Contacting the Company."

**Electing a Systematic Distribution Option.** The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. The contract holder or its delegate generally must provide the Company with certification that the distribution is in accordance with terms of the plan.

**Terminating a Systematic Distribution Option.** Once you elect a systematic distribution option, you may revoke it at any time through a written request to the address listed in "Contract Overview – Questions: Contacting the Company." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

**Tax Consequences.** Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

# DEATH BENEFIT

**During the Income Phase**

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

▷ Under contracts issued in connection with most types of plans except voluntary 403(b) or Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

▷ Under contracts issued in connection with voluntary 403(b) or Roth 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

*During the Accumulation Phase*

**Payment process**

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview – Questions: Contacting the Company," we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distribution will be made.

**Benefit Payment Options.** The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;
▷ Payment under an available income phase payment option (see "Income Phase - Payment Options"); and
▷ Payment under an available systematic distribution option (subject to certain limitations).

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

**Death Benefit Calculation.** The death benefit will be your account value, calculated as of the next time we value your account following the date on which we receive proof of death and a payment request in good order.

**Tax Code Requirements.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

## THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

▷ Start date;

▷ Income phase payment option (see the income phase payment options table in this section);

▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually); and

▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

**What Affects Income Phase Payment Amounts?** Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, and the number of guaranteed payments (if any) selected.

**Fixed Income Phase Payments.** Only fixed income phase payments are available under the contract. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

**Selecting an Increasing Payment.** Under certain income phase payment options, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

**Required Minimum Payment Amounts.** The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview - Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

*Income Phase Payment Options*

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

**Terms used in the Tables:**

**Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated.

**Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date.<br>**Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income--Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments. |
| Life Income--Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.<br>**Continuing Payments:**<br>(a)  When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>(b)  100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit-None:** All payments end after the death of both annuitants. |
| Life Income--Two Lives--Guaranteed Payments* | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.<br>**Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death.<br>**Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump-sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments. |
| Life Income--Cash Refund Option (fixed payment only) | **Length of Payments:** For as long as the annuitant lives.<br>**Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid. |
| Life Income--Two Lives--Cash Refund Option (fixed payment only) | **Length of Payments:** For as long as either annuitant lives.<br>**Continuing Payment:** 100% of the payment to continue after the first death.<br>**Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid. |
| Nonlifetime Income Phase Payment Options | |
| Nonlifetime-Guaranteed Payments* | **Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option.<br>**Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump-sum. |
| **Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments). | |

\*    Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

# CONTRACT DISTRIBUTION

**General.** The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered directly to the public utilizing online enrollment through the Internet. We do not pay any direct compensation to broker-dealers or their registered representatives in connection with the sale of the contracts. However, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

# TAXATION

## I.  Introduction

This section discusses our understanding of current federal income tax laws affecting the contracts. Federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading it:

▷  Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷  Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷  This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷  We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

| |
|---|
| **In this Section** |
| **I.  Introduction** |
| **II.  Taxation of Qualified Contracts** |
| **III.  Possible Changes in Taxation** |
| **IV.  Taxation of the Company** |
| When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns. |

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

**Qualified Contracts**
The contracts are available for purchase on a tax-qualified basis (qualified contracts).

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 403(b).

## II. Taxation of Qualified Contracts

### General

The contracts are primarily designed for use with Tax Code section 403(b) plans, including Roth 403(b) plans. (We refer to these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

### Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as lifetime income phase options at established rates) that may be valuable to you. You should consider your alternatives, taking into account the additional fees and expenses you may incur in an annuity.

**Section 403(b) and Roth 403(b) Tax-Deferred Annuities.** The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

The contracts may also be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 403(b) contributions. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions.

In July 2007, the Treasury Department issued final regulations that were generally effective January 1, 2009. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegate and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

**Contributions**

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

**403(b) and Roth 403(b) Plans.** Total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $49,000 (as indexed for 2009). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b) or Roth 403(b) plan to generally no more than $16,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 403(b) salary reduction contributions are made on an after-tax basis.

The $16,500 limit is subject to an annual adjustment for cost-of-living increases.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b) or Roth 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a)  $5,500; or
(b)  The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

**Distributions - General**

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**403(b) Plans.** All distributions from these plans are taxed as received unless one of the following is true:

▷  The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
▷  You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
▷  The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

•  Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
•  Required minimum distribution under Tax Code section 401(a)(9);
•  A hardship withdrawal;
•  Otherwise excludable from income; or
•  Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA or Roth IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
i) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship, or under other exceptions as provided for by the Tax Code or regulations. (See "Withdrawals - Withdrawal Restrictions.") Such distributions remain subject to other applicable restrictions under the Tax Code.

Also, although we do not currently accept employer contributions into the contract, note that effective January 1, 2009 and for any contracts or participant accounts established on or after that date, the new 403(b) regulations prohibit the distribution of amounts attributable before the earlier of your severance from employment or prior to the occurrence of some event as provided for under your employer's plan, such as after a fixed number of years, the attainment of stated age, or disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

**Roth 403(b) Plans.** You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 403(b) account only if you have:

a) Attained age 59½;
b) Experienced a severance from employment;
c) Become disabled as defined in the Tax Code;
d) Died;
e) Experienced financial hardship as defined by the Tax Code; or
f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions).

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 403(b) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 403(b) account is one that meets the following requirements.

1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

   a) the first taxable year you made a designated Roth 403(b) contribution to any designated Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

b)  if a rollover contribution was made from a designated Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 403(b) contribution to such previously established account; and

2.  The withdrawal occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

**Lifetime Required Minimum Distributions (Section 403(b) and Roth 403(b) Plans)**
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷  Start date for distributions;
▷  The time period in which all amounts in your contract(s) must be distributed; and
▷  Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷  Over your life or the joint lives of you and your designated beneficiary; or
▷  Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

**Required Minimum Distribution Relief for 2009**
The Worker, Retiree and Employer Recovery Act of 2008 ("WRERA 2008") suspends the minimum distribution requirement for most employer sponsored defined contribution plans for the 2009 tax year. The relief extends to 403(b) and Roth 403(b) plans.

Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions Upon Death (Section 403(b) and Roth 403(b) Plans)**
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed to the designated beneficiary by December 31, 2014. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

**Required Minimum Distribution Relief for 2009.** Under WRERA 2008, the five year rule discussed above is determined without regard to 2009.

## Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**403(b) and Roth 403(b) Plans.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**Non-resident Aliens.** If you or your designated beneficiary is non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

## Assignment and Other Transfers

**Section 403(b) and Roth 403(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷ A plan participant as a means to provide benefit payments;
▷ An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷ The Company as collateral for a loan.

### III. Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

### IV. Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# OTHER TOPICS

*Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:

▷ Standardized average annual total returns; and
▷ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges (if any) during each period.

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except that non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

*Voting Rights*

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

*Contract Modification*

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective, including changes required to maintain the contract or an account as a designated 403(b) annuity or account or Roth 403(b) annuity or Roth 403(b) account. In addition, the contract may be changed at any time by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes.

If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least twelve months after the contract effective date or until at least twelve months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

*Legal Matters and Proceedings*

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

*Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
(b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts in not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
(c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

*Transfer of Ownership; Assignment*

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "Contract Overview - Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred. See "Taxation."

*Account Termination*

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account.

*Intent to Confirm Quarterly*

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

## CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History

Variable Annuity Account C

Offering and Purchase of Contracts

Income Phase Payments

Sales Material and Advertising

Independent Registered Public Accounting Firm

Financial Statements of the Separate Account - Variable Annuity Account C

Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the USFS Customer Service Center at the number listed in "Contract Overview - Questions: Contacting the Company."

# APPENDIX I
# PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
# UNDER AN ANNUITY CONTRACT

## For Plans under Sections 403(b) of the Tax Code (Including Roth 403(b)) (Except Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Internal Revenue Code Section 403(b) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her employee account subject to the restrictions of Section 403(b).
▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
▷ The employer may permit the participant to make investment selections directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
▷ In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

* If you participate in a group contract through a voluntary 403(b) or Roth 403(b) plan, you currently hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the contract holder or its delegate. See "Taxation - Section 403(b) Tax-Deferred Annuities."

# APPENDIX II
# FUND DESCRIPTIONS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of the each fund offered through your contract, please see the cover page.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Solution Income Portfolio** | Directed Services LLC<br><br>**Consultant:** ING Investment Management Co. | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2015 Portfolio** | Directed Services LLC<br><br>**Consultant:** ING Investment Management Co. | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2025 Portfolio** | Directed Services LLC<br><br>**Consultant:** ING Investment Management Co. | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2035 Portfolio** | Directed Services LLC<br><br>**Consultant:** ING Investment Management Co. | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2045 Portfolio** | Directed Services LLC<br><br>**Consultant:** ING Investment Management Co. | Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

# *FOR MASTER APPLICATIONS ONLY*

*I hereby acknowledge receipt of a Variable Account C prospectus dated May 1, 2009, as well as all current prospectuses for the funds available under the Contracts.*

*___ Please send an Account C Statement of Additional Information (Form No. SAI.153730-09) dated May 1, 2009.*

---

**CONTRACT HOLDER'S SIGNATURE**

---

**DATE**

**PRO.153730-09**


**VARIABLE ANNUITY ACCOUNT C**
**OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**


ING Educator's Direct

**Statement of Additional Information dated May 1, 2009**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2009.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2008, the Company had $50 billion invested through its products, including $37 billion in its separate accounts (of which the Company's investment management affiliates manage or oversee the management of $22 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 15, 2008. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended.  Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

| | |
|---|---|
| ING Solution Income Portfolio (Class S) | ING Solution 2035 Portfolio (Class S) |
| ING Solution 2015 Portfolio (Class S) | ING Solution 2045 Portfolio (Class S) |
| ING Solution 2025 Portfolio (Class S) | |

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

# OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts.  ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC.   ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation.  ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.  The contracts are offered directly to the public utilizing online enrollment through the Internet. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2008, 2007 and 2006 amounted to approximately $43,901,529.15, $44,267,199.63 and $43,390,180.16, respectively. These amounts reflect approximate compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, an Independent Registered Public Accounting Firm, performs annual audits of ING Life Insurance and Annuity Company, and Variable Annuity Account C.

**FINANCIAL STATEMENTS**
**Variable Annuity Account C of**
**ING Life Insurance and Annuity Company**
*Year ended December 31, 2008*
*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year ended December 31, 2008**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital One Funds:
  Capital One Mid Cap Equity Fund - Class A
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A

Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors, Inc.:
  Fundamental Investors, Inc. - Class R-3
  Fundamental Investors, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING Global Real Estate Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class

ING Investors Trust (continued):
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser
    Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional
    Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service
    Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser
    Class
  ING Marsico International Opportunities Portfolio - Service
    Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Adviser Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service
    Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional
    Class
  ING Van Kampen Large Cap Growth Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Institutional
    Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Adviser Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Mutual Funds:
  ING International Growth Opportunities Fund - Class Q
  ING International SmallCap Multi-Manager Fund - Class A

ING Partners, Inc.:
  ING American Century Large Company Value Portfolio -
    Adviser Class
  ING American Century Large Company Value Portfolio -
    Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser
    Class
  ING American Century Small-Mid Cap Value Portfolio - Service
    Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class
  ING Index Solution 2025 Portfolio - Adviser Class
  ING Index Solution 2035 Portfolio - Adviser Class
  ING Index Solution 2045 Portfolio - Adviser Class
  ING Index Solution Income Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio -
    Adviser Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial
    Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service
    Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Adviser
    Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Initial
    Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Growth and Income Portfolio - Service Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class

ING Partners, Inc. (continued):
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
       Adviser Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
       Initial Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
       Service Class
    ING T. Rowe Price Growth Equity Portfolio - Adviser Class
    ING T. Rowe Price Growth Equity Portfolio - Initial Class
    ING T. Rowe Price Growth Equity Portfolio - Service Class
    ING Templeton Foreign Equity Portfolio - Adviser Class
    ING Templeton Foreign Equity Portfolio - Initial Class
    ING Templeton Foreign Equity Portfolio - Service Class
    ING Thornburg Value Portfolio - Adviser Class
    ING Thornburg Value Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
    ING UBS U.S. Small Cap Growth Portfolio - Service Class
    ING Van Kampen Comstock Portfolio - Adviser Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Adviser Class
    ING Van Kampen Equity and Income Portfolio - Initial Class
    ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Conservative Portfolio - Class I
    ING VP Strategic Allocation Growth Portfolio - Class I
    ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class A
    ING VP Growth and Income Portfolio - Class I
    ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 1
    ING GET U.S. Core Portfolio - Series 2
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING BlackRock Global Science and Technology Portfolio -
       Class I
    ING International Index Portfolio - Class I
    ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio -
       Class I
    ING Opportunistic Large Cap Growth Portfolio - Class I
    ING Opportunistic Large Cap Value Portfolio - Class I
    ING Russell™ Large Cap Index Portfolio - Class I
    ING Russell™ Mid Cap Index Portfolio - Class I
    ING Russell™ Small Cap Index Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class S
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class S
    ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
    ING VP Index Plus SmallCap Portfolio - Class S
    ING VP Small Company Portfolio - Class I
    ING VP Small Company Portfolio - Class S
ING Variable Products Trust:
    ING VP Financial Services Portfolio - Class I
    ING VP International Value Portfolio - Class I
    ING VP International Value Portfolio - Class S
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S
    ING VP Real Estate Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
    ING VP Intermediate Bond Portfolio - Class S
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
Janus Adviser Series:
    Janus Adviser Balanced Fund - Class S
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional Shares
    Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio - Institutional
       Shares
    Janus Aspen Series Mid Cap Growth Portfolio - Institutional
       Shares
    Janus Aspen Series Worldwide Growth Portfolio - Institutional
       Shares
The Lazard Funds, Inc.:
    Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
    LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
    Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A
Moderate Allocation Portfolio:
    Moderate Allocation Portfolio
Morgan Stanley Institutional Fund Trust:
    Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Neuberger Berman Equity Funds®:
    Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A

Oppenheimer Variable Account Funds:
   Oppenheimer Global Securities/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
   Oppenheimer MidCap Fund/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
   Pax World Balanced Fund
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Emerging Markets VCT Portfolio - Class I
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT:
   Premier VIT OpCap Mid Cap Portfolio
RiverSource Investment Series, Inc.:
   RiverSource Diversified Equity Income Fund - Class R-4
SmallCap World Fund, Inc.:
   SMALLCAP World Fund® - Class R-4

T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Class A
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio
   Equity Income Portfolio
   Small Company Growth Portfolio
Wanger Advisors Trust:
   Wanger International
   Wanger Select
   Wanger USA
Washington Mutual Investors FundSM, Inc.:
   Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-3
   Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-4
Wells Fargo Funds Trust:
   Wells Fargo Advantage Small Cap Value Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 232 | $ 20 | $ 122 | $ 17,871 | $ 31,654 |
| Total assets | 232 | 20 | 122 | 17,871 | 31,654 |
| Net assets | $ 232 | $ 20 | $ 122 | $ 17,871 | $ 31,654 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 232 | $ 20 | $ 122 | $ 17,824 | $ 31,253 |
| Contracts in payout (annuitization) | - | - | - | 47 | 401 |
| Total net assets | $ 232 | $ 20 | $ 122 | $ 17,871 | $ 31,654 |
| | | | | | |
| Total number of mutual fund shares | 14,411 | 1,206 | 6,089 | 1,058,110 | 1,602,740 |
| | | | | | |
| Cost of mutual fund shares | $ 344 | $ 34 | $ 174 | $ 26,737 | $ 37,479 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class | Allianz NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds | | | | |
| at fair value | $ 146 | $ 371 | $ 580 | $ 336 |
| Total assets | 146 | 371 | 580 | 336 |
| Net assets | $ 146 | $ 371 | $ 580 | $ 336 |
| | | | | |
| **Net assets** | | | | |
| Accumulation units | $ 146 | $ 371 | $ 580 | $ 336 |
| Contracts in payout (annuitization) | - | - | - | - |
| Total net assets | $ 146 | $ 371 | $ 580 | $ 336 |
| | | | | |
| Total number of mutual fund shares | 59,198 | 28,316 | 51,626 | 17,627 |
| | | | | |
| Cost of mutual fund shares | $ 226 | $ 669 | $ 690 | $ 502 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 36 | $ 46 | $ 4,066 | $ 3,705 | $ 395 |
| Total assets | 36 | 46 | 4,066 | 3,705 | 395 |
| Net assets | $ 36 | $ 46 | $ 4,066 | $ 3,705 | $ 395 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 36 | $ 46 | $ 4,066 | $ 3,705 | $ 395 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 36 | $ 46 | $ 4,066 | $ 3,705 | $ 395 |
| | | | | | |
| Total number of mutual fund shares | 2,252 | 1,973 | 296,140 | 200,293 | 18,155 |
| | | | | | |
| Cost of mutual fund shares | $ 35 | $ 45 | $ 5,379 | $ 6,001 | $ 740 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | Ariel Fund | Artisan International Fund - Investor Shares | The Bond Fund of America$^{SM}$, Inc. - Class R-4 | Calvert Social Balanced Portfolio | Columbia$^{SM}$ Acorn Fund® - Class Z |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 638 | $ 324 | $ 1,929 | $ 35,890 | $ 807 |
| Total assets | 638 | 324 | 1,929 | 35,890 | 807 |
| Net assets | $ 638 | $ 324 | $ 1,929 | $ 35,890 | $ 807 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 638 | $ 324 | $ 1,929 | $ 35,806 | $ 807 |
| Contracts in payout (annuitization) | - | - | - | 84 | - |
| Total net assets | $ 638 | $ 324 | $ 1,929 | $ 35,890 | $ 807 |
| | | | | | |
| Total number of mutual fund shares | 27,047 | 21,674 | 179,306 | 28,758,389 | 45,578 |
| | | | | | |
| Cost of mutual fund shares | $ 1,110 | $ 357 | $ 2,011 | $ 51,514 | $ 1,090 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,575 | $ 561 | $ 168 | $ 7,252 | $ 155,758 |
| Total assets | 1,575 | 561 | 168 | 7,252 | 155,758 |
| Net assets | $ 1,575 | $ 561 | $ 168 | $ 7,252 | $ 155,758 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,575 | $ 561 | $ 168 | $ 7,252 | $ 155,758 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,575 | $ 561 | $ 168 | $ 7,252 | $ 155,758 |
| | | | | | |
| Total number of mutual fund shares | 186,602 | 66,395 | 1,661 | 263,145 | 5,651,599 |
| | | | | | |
| Cost of mutual fund shares | $ 1,636 | $ 755 | $ 246 | $ 11,736 | $ 243,590 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Evergreen Special Values Fund - Class A | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 62,156 | $ 213,311 | $ 159,095 | $ 5,016 | $ 29,665 |
| Total assets | 62,156 | 213,311 | 159,095 | 5,016 | 29,665 |
| Net assets | $ 62,156 | $ 213,311 | $ 159,095 | $ 5,016 | $ 29,665 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 62,156 | $ 210,959 | $ 158,680 | $ 4,963 | $ 29,665 |
| Contracts in payout (annuitization) | - | 2,352 | 415 | 53 | - |
| Total net assets | $ 62,156 | $ 213,311 | $ 159,095 | $ 5,016 | $ 29,665 |
| | | | | | |
| Total number of mutual fund shares | 4,520,448 | 16,184,445 | 6,761,370 | 1,266,693 | 2,437,530 |
| | | | | | |
| Cost of mutual fund shares | $ 114,060 | $ 367,250 | $ 233,146 | $ 7,576 | $ 50,466 |

*The accompanying notes are an integral part of these financial statements.*

10

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Mutual Discovery Fund - Class R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 722,264 | $ 75,139 | $ 8,006 | $ 15,560 | $ 2,067 |
| Total assets | 722,264 | 75,139 | 8,006 | 15,560 | 2,067 |
| Net assets | $ 722,264 | $ 75,139 | $ 8,006 | $ 15,560 | $ 2,067 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 716,222 | $ 75,139 | $ 8,006 | $ 15,560 | $ 2,067 |
| Contracts in payout (annuitization) | 6,042 | - | - | - | - |
| Total net assets | $ 722,264 | $ 75,139 | $ 8,006 | $ 15,560 | $ 2,067 |
| | | | | | |
| Total number of mutual fund shares | 46,930,763 | 757,528 | 434,395 | 1,509,230 | 93,432 |
| | | | | | |
| Cost of mutual fund shares | $ 1,220,513 | $ 95,693 | $ 13,413 | $ 21,551 | $ 2,751 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors, Inc. - Class R-3 | Fundamental Investors, Inc. - Class R-4 | The Growth Fund of America® - Class R-3 |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds at fair value | $ 396 | $ 63,473 | $ 13 | $ 8,280 | $ 9,558 |
| Total assets | 396 | 63,473 | 13 | 8,280 | 9,558 |
| Net assets | $ 396 | $ 63,473 | $ 13 | $ 8,280 | $ 9,558 |
|  |  |  |  |  |  |
| **Net assets** |  |  |  |  |  |
| Accumulation units | $ 396 | $ 62,506 | $ 13 | $ 8,280 | $ 9,558 |
| Contracts in payout (annuitization) | - | 967 | - | - | - |
| Total net assets | $ 396 | $ 63,473 | $ 13 | $ 8,280 | $ 9,558 |
|  |  |  |  |  |  |
| Total number of mutual fund shares | 19,538 | 6,016,394 | 536 | 331,874 | 473,152 |
|  |  |  |  |  |  |
| Cost of mutual fund shares | $ 699 | $ 100,460 | $ 13 | $ 9,494 | $ 14,639 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

|  | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 181,120 | $ 1,535 | $ 101 | $ 1,357 | $ 2,835 |
| Total assets | 181,120 | 1,535 | 101 | 1,357 | 2,835 |
| Net assets | $ 181,120 | $ 1,535 | $ 101 | $ 1,357 | $ 2,835 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 181,120 | $ 1,535 | $ 101 | $ 1,357 | $ 2,835 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 181,120 | $ 1,535 | $ 101 | $ 1,357 | $ 2,835 |
| | | | | | |
| Total number of mutual fund shares | 8,913,377 | 117,612 | 10,165 | 155,920 | 328,840 |
| | | | | | |
| Cost of mutual fund shares | $ 266,400 | $ 2,205 | $ 191 | $ 2,486 | $ 2,740 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,481 | $ 2,033 | $ 63,303 | $ 86 | $ 79 |
| Total assets | 3,481 | 2,033 | 63,303 | 86 | 79 |
| Net assets | $ 3,481 | $ 2,033 | $ 63,303 | $ 86 | $ 79 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,481 | $ 2,033 | $ 63,114 | $ 86 | $ 79 |
| Contracts in payout (annuitization) | - | - | 189 | - | - |
| Total net assets | $ 3,481 | $ 2,033 | $ 63,303 | $ 86 | $ 79 |
| | | | | | |
| Total number of mutual fund shares | 406,137 | 275,101 | 9,476,530 | 12,989 | 12,018 |
| | | | | | |
| Cost of mutual fund shares | $ 4,038 | $ 3,930 | $ 114,310 | $ 133 | $ 133 |

*The accompanying notes are an integral part of these financial statements.*

14

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING Global Real Estate Portfolio - Institutional Class | ING Global Resources Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 7,198 | $ 35 | $ 21,437 | $ 35,967 | $ 25 |
| Total assets | 7,198 | 35 | 21,437 | 35,967 | 25 |
| Net assets | $ 7,198 | $ 35 | $ 21,437 | $ 35,967 | $ 25 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 7,198 | $ 35 | $ 21,437 | $ 35,967 | $ 25 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 7,198 | $ 35 | $ 21,437 | $ 35,967 | $ 25 |
| | | | | | |
| Total number of mutual fund shares | 839,929 | 4,324 | 2,507,238 | 5,051,527 | 1,907 |
| | | | | | |
| Cost of mutual fund shares | $ 9,539 | $ 35 | $ 31,220 | $ 51,479 | $ 45 |

*The accompanying notes are an integral part of these financial statements.*

15

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 73,573 | $ 7,405 | $ 171 | $ 18,447 | $ 15,725 |
| Total assets | 73,573 | 7,405 | 171 | 18,447 | 15,725 |
| Net assets | $ 73,573 | $ 7,405 | $ 171 | $ 18,447 | $ 15,725 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 73,573 | $ 7,405 | $ 171 | $ 18,447 | $ 15,725 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 73,573 | $ 7,405 | $ 171 | $ 18,447 | $ 15,725 |
| | | | | | |
| Total number of mutual fund shares | 5,646,393 | 948,134 | 14,515 | 1,532,173 | 1,309,341 |
| | | | | | |
| Cost of mutual fund shares | $ 129,673 | $ 13,120 | $ 289 | $ 30,996 | $ 28,453 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,129 | $ 28 | $ 1,126 | $ 33,338 | $ 1,448 |
| Total assets | 2,129 | 28 | 1,126 | 33,338 | 1,448 |
| Net assets | $ 2,129 | $ 28 | $ 1,126 | $ 33,338 | $ 1,448 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,129 | $ 28 | $ 1,126 | $ 33,338 | $ 1,448 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,129 | $ 28 | $ 1,126 | $ 33,338 | $ 1,448 |
| | | | | | |
| Total number of mutual fund shares | 253,478 | 4,641 | 188,293 | 3,573,249 | 427,058 |
| | | | | | |
| Cost of mutual fund shares | $ 3,251 | $ 47 | $ 1,933 | $ 58,052 | $ 2,770 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 73,160 | $ 506 | $ 5,214 | $ 306 | $ 65 |
| Total assets | 73,160 | 506 | 5,214 | 306 | 65 |
| Net assets | $ 73,160 | $ 506 | $ 5,214 | $ 306 | $ 65 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 72,217 | $ 506 | $ 5,214 | $ 306 | $ 65 |
| Contracts in payout (annuitization) | 943 | - | - | - | - |
| Total net assets | $ 73,160 | $ 506 | $ 5,214 | $ 306 | $ 65 |
| | | | | | |
| Total number of mutual fund shares | 11,203,749 | 76,947 | 458,983 | 27,249 | 8,453 |
| | | | | | |
| Cost of mutual fund shares | $ 128,240 | $ 886 | $ 7,762 | $ 468 | $ 100 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,408 | $ 497 | $ 51,654 | $ 22,350 | $ 24,775 |
| Total assets | 6,408 | 497 | 51,654 | 22,350 | 24,775 |
| Net assets | $ 6,408 | $ 497 | $ 51,654 | $ 22,350 | $ 24,775 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6,408 | $ 497 | $ 51,654 | $ 22,350 | $ 24,775 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6,408 | $ 497 | $ 51,654 | $ 22,350 | $ 24,775 |
| | | | | | |
| Total number of mutual fund shares | 836,526 | 41,782 | 4,351,615 | 1,878,142 | 2,605,205 |
| | | | | | |
| Cost of mutual fund shares | $ 11,963 | $ 672 | $ 74,984 | $ 32,828 | $ 40,960 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,342 | $ 609 | $ 4,462 | $ 111,368 | $ 11,631 |
| Total assets | 1,342 | 609 | 4,462 | 111,368 | 11,631 |
| Net assets | $ 1,342 | $ 609 | $ 4,462 | $ 111,368 | $ 11,631 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,342 | $ 609 | $ 4,462 | $ 109,331 | $ 11,471 |
| Contracts in payout (annuitization) | - | - | - | 2,037 | 160 |
| Total net assets | $ 1,342 | $ 609 | $ 4,462 | $ 111,368 | $ 11,631 |
| | | | | | |
| Total number of mutual fund shares | 110,274 | 86,762 | 635,655 | 18,079,171 | 1,468,527 |
| | | | | | |
| Cost of mutual fund shares | $ 1,795 | $ 776 | $ 5,875 | $ 165,315 | $ 18,183 |

*The accompanying notes are an integral part of these financial statements.*

20

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 109 | $ 2 | $ 65,464 | $ 204 | $ 2,372 |
| Total assets | 109 | 2 | 65,464 | 204 | 2,372 |
| Net assets | $ 109 | $ 2 | $ 65,464 | $ 204 | $ 2,372 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 109 | $ 2 | $ 64,971 | $ 204 | $ 2,372 |
| Contracts in payout (annuitization) | - | - | 493 | - | - |
| Total net assets | $ 109 | $ 2 | $ 65,464 | $ 204 | $ 2,372 |
| | | | | | |
| Total number of mutual fund shares | 13,683 | 233 | 8,625,055 | 26,891 | 308,085 |
| | | | | | |
| Cost of mutual fund shares | $ 161 | $ 3 | $ 104,314 | $ 278 | $ 3,646 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008**
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 158,868 | $ 918 | $ 74,508 | $ 774 | $ 2,110 |
| Total assets | 158,868 | 918 | 74,508 | 774 | 2,110 |
| Net assets | $ 158,868 | $ 918 | $ 74,508 | $ 774 | $ 2,110 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 158,868 | $ 918 | $ 74,508 | $ 774 | $ 2,110 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 158,868 | $ 918 | $ 74,508 | $ 774 | $ 2,110 |
| | | | | | |
| Total number of mutual fund shares | 10,302,742 | 109,173 | 8,807,089 | 94,300 | 256,387 |
| | | | | | |
| Cost of mutual fund shares | $ 246,047 | $ 1,498 | $ 117,288 | $ 1,294 | $ 3,455 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 362 | $ 145 | $ 13,111 | $ 724 | $ 17,289 |
| Total assets | 362 | 145 | 13,111 | 724 | 17,289 |
| Net assets | $ 362 | $ 145 | $ 13,111 | $ 724 | $ 17,289 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 359 | $ 145 | $ 13,111 | $ - | $ 17,289 |
| Contracts in payout (annuitization) | 3 | - | - | 724 | - |
| Total net assets | $ 362 | $ 145 | $ 13,111 | $ 724 | $ 17,289 |
| | | | | | |
| Total number of mutual fund shares | 52,199 | 21,054 | 830,355 | 51,174 | 1,227,902 |
| | | | | | |
| Cost of mutual fund shares | $ 456 | $ 268 | $ 20,779 | $ 1,561 | $ 35,975 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Growth Opportunities Fund - Class Q | ING International SmallCap Multi-Manager Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 11,371 | $ 2,933 | $ 947 | $ 7 | $ 1,261 |
| Total assets | 11,371 | 2,933 | 947 | 7 | 1,261 |
| Net assets | $ 11,371 | $ 2,933 | $ 947 | $ 7 | $ 1,261 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10,823 | $ 2,933 | $ 947 | $ 7 | $ 1,261 |
| Contracts in payout (annuitization) | 548 | - | - | - | - |
| Total net assets | $ 11,371 | $ 2,933 | $ 947 | $ 7 | $ 1,261 |
| | | | | | |
| Total number of mutual fund shares | 2,203,711 | 569,601 | 151,321 | 1,260 | 55,950 |
| | | | | | |
| Cost of mutual fund shares | $ 24,460 | $ 6,297 | $ 1,232 | $ 15 | $ 2,694 |

*The accompanying notes are an integral part of these financial statements.*

24

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small- Mid Cap Value Portfolio - Adviser Class | ING American Century Small- Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 78 | $ 2,817 | $ 39 | $ 22,075 | $ 2,126 |
| Total assets | 78 | 2,817 | 39 | 22,075 | 2,126 |
| Net assets | $ 78 | $ 2,817 | $ 39 | $ 22,075 | $ 2,126 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 78 | $ 2,762 | $ 39 | $ 21,853 | $ 2,126 |
| Contracts in payout (annuitization) | - | 55 | - | 222 | - |
| Total net assets | $ 78 | $ 2,817 | $ 39 | $ 22,075 | $ 2,126 |
| | | | | | |
| Total number of mutual fund shares | 16,887 | 603,307 | 5,333 | 3,007,493 | 302,850 |
| | | | | | |
| Cost of mutual fund shares | $ 157 | $ 5,805 | $ 55 | $ 34,224 | $ 3,451 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 216 | $ 66,236 | $ 953 | $ 8,589 | $ 6,707 |
| Total assets | 216 | 66,236 | 953 | 8,589 | 6,707 |
| Net assets | $ 216 | $ 66,236 | $ 953 | $ 8,589 | $ 6,707 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 216 | $ 65,732 | $ 953 | $ 8,333 | $ 6,707 |
| Contracts in payout (annuitization) | - | 504 | - | 256 | - |
| Total net assets | $ 216 | $ 66,236 | $ 953 | $ 8,589 | $ 6,707 |
| | | | | | |
| Total number of mutual fund shares | 19,865 | 5,977,936 | 139,758 | 705,142 | 755,297 |
| | | | | | |
| Cost of mutual fund shares | $ 326 | $ 95,544 | $ 1,358 | $ 12,697 | $ 10,705 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Adviser Class | ING Index Solution 2025 Portfolio - Adviser Class | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Adviser Class | ING Index Solution Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 37 | $ 81 | $ 51 | $ 6 | $ 1 |
| Total assets | 37 | 81 | 51 | 6 | 1 |
| Net assets | $ 37 | $ 81 | $ 51 | $ 6 | $ 1 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37 | $ 81 | $ 51 | $ 6 | $ 1 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 37 | $ 81 | $ 51 | $ 6 | $ 1 |
| | | | | | |
| Total number of mutual fund shares | 4,418 | 10,446 | 6,842 | 880 | 107 |
| | | | | | |
| Cost of mutual fund shares | $ 36 | $ 79 | $ 50 | $ 6 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 245 | $ 21,120 | $ 60 | $ 84,378 | $ 120 |
| Total assets | 245 | 21,120 | 60 | 84,378 | 120 |
| Net assets | $ 245 | $ 21,120 | $ 60 | $ 84,378 | $ 120 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 245 | $ 20,508 | $ 60 | $ 84,259 | $ 120 |
| Contracts in payout (annuitization) | - | 612 | - | 119 | - |
| Total net assets | $ 245 | $ 21,120 | $ 60 | $ 84,378 | $ 120 |
| | | | | | |
| Total number of mutual fund shares | 26,528 | 2,273,437 | 2,098 | 2,872,944 | 4,149 |
| | | | | | |
| Cost of mutual fund shares | $ 361 | $ 33,201 | $ 93 | $ 119,107 | $ 183 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING Neuberger Berman Partners Portfolio - Service Class | | ING Oppenheimer Global Portfolio - Adviser Class | | ING Oppenheimer Global Portfolio - Initial Class | | ING Oppenheimer Global Portfolio - Service Class | | ING Oppenheimer Strategic Income Portfolio - Adviser Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 1,966 | $ | 238 | $ | 423,940 | $ | 267 | $ | 258 |
| Total assets | | 1,966 | | 238 | | 423,940 | | 267 | | 258 |
| Net assets | $ | 1,966 | $ | 238 | $ | 423,940 | $ | 267 | $ | 258 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,966 | $ | 238 | $ | 422,024 | $ | 267 | $ | 258 |
| Contracts in payout (annuitization) | | - | | - | | 1,916 | | - | | - |
| Total net assets | $ | 1,966 | $ | 238 | $ | 423,940 | $ | 267 | $ | 258 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 358,800 | | 27,074 | | 46,689,450 | | 30,222 | | 29,071 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 3,692 | $ | 394 | $ | 593,237 | $ | 457 | $ | 316 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 109,367 | $ 216 | $ 870 | $ 104,849 | $ 3,967 |
| Total assets | 109,367 | 216 | 870 | 104,849 | 3,967 |
| Net assets | $ 109,367 | $ 216 | $ 870 | $ 104,849 | $ 3,967 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 107,442 | $ 204 | $ 870 | $ 102,645 | $ 3,786 |
| Contracts in payout (annuitization) | 1,925 | 12 | - | 2,204 | 181 |
| Total net assets | $ 109,367 | $ 216 | $ 870 | $ 104,849 | $ 3,967 |
| | | | | | |
| Total number of mutual fund shares | 12,206,158 | 24,098 | 79,737 | 9,523,059 | 609,350 |
| | | | | | |
| Cost of mutual fund shares | $ 127,117 | $ 245 | $ 914 | $ 107,673 | $ 5,947 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 81 | $ 10,621 | $ 28,425 | $ 12,028 | $ 37,936 |
| Total assets | 81 | 10,621 | 28,425 | 12,028 | 37,936 |
| Net assets | $ 81 | $ 10,621 | $ 28,425 | $ 12,028 | $ 37,936 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 81 | $ 10,621 | $ 28,425 | $ 12,028 | $ 37,936 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 81 | $ 10,621 | $ 28,425 | $ 12,028 | $ 37,936 |
| | | | | | |
| Total number of mutual fund shares | 12,488 | 1,230,712 | 3,259,782 | 1,490,446 | 4,654,780 |
| | | | | | |
| Cost of mutual fund shares | $ 125 | $ 14,275 | $ 38,058 | $ 17,700 | $ 54,516 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution Growth and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 9,767 | $ 27,711 | $ 6,465 | $ 17,688 | $ 625 |
| Total assets | 9,767 | 27,711 | 6,465 | 17,688 | 625 |
| Net assets | $ 9,767 | $ 27,711 | $ 6,465 | $ 17,688 | $ 625 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 9,767 | $ 27,711 | $ 6,465 | $ 17,688 | $ 625 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 9,767 | $ 27,711 | $ 6,465 | $ 17,688 | $ 625 |
| | | | | | |
| Total number of mutual fund shares | 1,230,150 | 3,455,199 | 820,419 | 2,227,745 | 81,823 |
| | | | | | |
| Cost of mutual fund shares | $ 14,915 | $ 41,018 | $ 10,285 | $ 26,784 | $ 632 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Solution Growth Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 174 | $ 8,109 | $ 6,949 | $ 212 | $ 200,073 |
| Total assets | 174 | 8,109 | 6,949 | 212 | 200,073 |
| Net assets | $ 174 | $ 8,109 | $ 6,949 | $ 212 | $ 200,073 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 174 | $ 8,109 | $ 6,949 | $ 212 | $ 199,575 |
| Contracts in payout (annuitization) | - | - | - | - | 498 |
| Total net assets | $ 174 | $ 8,109 | $ 6,949 | $ 212 | $ 200,073 |
| | | | | | |
| Total number of mutual fund shares | 25,879 | 874,716 | 741,644 | 47,795 | 43,494,071 |
| | | | | | |
| Cost of mutual fund shares | $ 181 | $ 9,766 | $ 8,344 | $ 392 | $ 334,643 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 272 | $ 743 | $ 141,775 | $ 1,018 | $ 143 |
| Total assets | 272 | 743 | 141,775 | 1,018 | 143 |
| Net assets | $ 272 | $ 743 | $ 141,775 | $ 1,018 | $ 143 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 272 | $ 743 | $ 141,038 | $ 1,018 | $ 143 |
| Contracts in payout (annuitization) | - | - | 737 | - | - |
| Total net assets | $ 272 | $ 743 | $ 141,775 | $ 1,018 | $ 143 |
| | | | | | |
| Total number of mutual fund shares | 60,093 | 22,982 | 4,338,292 | 31,360 | 18,167 |
| | | | | | |
| Cost of mutual fund shares | $ 499 | $ 1,226 | $ 199,711 | $ 1,645 | $ 219 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 75,608 | $ 40 | $ 295 | $ 61,486 | $ 43 |
| Total assets | 75,608 | 40 | 295 | 61,486 | 43 |
| Net assets | $ 75,608 | $ 40 | $ 295 | $ 61,486 | $ 43 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 74,216 | $ 40 | $ 295 | $ 61,069 | $ 43 |
| Contracts in payout (annuitization) | 1,392 | - | - | 417 | - |
| Total net assets | $ 75,608 | $ 40 | $ 295 | $ 61,486 | $ 43 |
| | | | | | |
| Total number of mutual fund shares | 9,607,155 | 5,124 | 14,764 | 3,016,954 | 6,992 |
| | | | | | |
| Cost of mutual fund shares | $ 123,712 | $ 57 | $ 492 | $ 83,823 | $ 67 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 64,277 | $ 6 | $ 206 | $ 42,974 | $ 308 |
| Total assets | 64,277 | 6 | 206 | 42,974 | 308 |
| Net assets | $ 64,277 | $ 6 | $ 206 | $ 42,974 | $ 308 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 63,812 | $ 6 | $ 206 | $ 41,813 | $ 308 |
| Contracts in payout (annuitization) | 465 | - | - | 1,161 | - |
| Total net assets | $ 64,277 | $ 6 | $ 206 | $ 42,974 | $ 308 |
| | | | | | |
| Total number of mutual fund shares | 10,367,269 | 938 | 29,103 | 6,035,702 | 12,119 |
| | | | | | |
| Cost of mutual fund shares | $ 88,674 | $ 9 | $ 321 | $ 71,304 | $ 425 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 216,996 | $ 157 | $ 25,840 | $ 48,875 | $ 46,525 |
| Total assets | 216,996 | 157 | 25,840 | 48,875 | 46,525 |
| Net assets | $ 216,996 | $ 157 | $ 25,840 | $ 48,875 | $ 46,525 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 214,042 | $ 157 | $ 25,043 | $ 48,311 | $ 45,565 |
| Contracts in payout (annuitization) | 2,954 | - | 797 | 564 | 960 |
| Total net assets | $ 216,996 | $ 157 | $ 25,840 | $ 48,875 | $ 46,525 |
| | | | | | |
| Total number of mutual fund shares | 8,427,011 | 6,147 | 2,827,144 | 5,400,536 | 5,112,678 |
| | | | | | |
| Cost of mutual fund shares | $ 282,648 | $ 223 | $ 35,816 | $ 75,174 | $ 69,626 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class A | ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 371 | $ 926,638 | $ 305 | $ 17,658 | $ 481 |
| Total assets | 371 | 926,638 | 305 | 17,658 | 481 |
| Net assets | $ 371 | $ 926,638 | $ 305 | $ 17,658 | $ 481 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 371 | $ 848,439 | $ 305 | $ 17,658 | $ 481 |
| Contracts in payout (annuitization) | - | 78,199 | - | - | - |
| Total net assets | $ 371 | $ 926,638 | $ 305 | $ 17,658 | $ 481 |
| | | | | | |
| Total number of mutual fund shares | 24,664 | 61,326,149 | 20,354 | 1,860,666 | 60,839 |
| | | | | | |
| Cost of mutual fund shares | $ 510 | $ 1,541,047 | $ 461 | $ 18,574 | $ 590 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

|  | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,235 | $ 2,036 | $ 774 | $ 142 | $ 70 |
| Total assets | 2,235 | 2,036 | 774 | 142 | 70 |
| Net assets | $ 2,235 | $ 2,036 | $ 774 | $ 142 | $ 70 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,235 | $ 2,036 | $ 774 | $ 142 | $ 70 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,235 | $ 2,036 | $ 774 | $ 142 | $ 70 |
| | | | | | |
| Total number of mutual fund shares | 274,253 | 254,131 | 97,087 | 17,845 | 8,422 |
| | | | | | |
| Cost of mutual fund shares | $ 2,672 | $ 2,450 | $ 939 | $ 171 | $ 82 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Global Science and Technology Portfolio - Class I | ING International Index Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | ING Opportunistic Large Cap Growth Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 32 | $ 23,396 | $ 220 | $ 1,559 | $ 30,414 |
| Total assets | 32 | 23,396 | 220 | 1,559 | 30,414 |
| Net assets | $ 32 | $ 23,396 | $ 220 | $ 1,559 | $ 30,414 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 32 | $ 23,396 | $ 220 | $ 1,559 | $ 30,217 |
| Contracts in payout (annuitization) | - | - | - | - | 197 |
| Total net assets | $ 32 | $ 23,396 | $ 220 | $ 1,559 | $ 30,414 |
| | | | | | |
| Total number of mutual fund shares | 3,847 | 7,133,002 | 34,346 | 154,050 | 4,369,887 |
| | | | | | |
| Cost of mutual fund shares | $ 37 | $ 31,297 | $ 219 | $ 1,528 | $ 38,731 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING Opportunistic Large Cap Value Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 44,326 | $ 2,675 | $ 1,329 | $ 635 | $ 247,468 |
| Total assets | 44,326 | 2,675 | 1,329 | 635 | 247,468 |
| Net assets | $ 44,326 | $ 2,675 | $ 1,329 | $ 635 | $ 247,468 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 44,279 | $ 2,675 | $ 1,329 | $ 635 | $ 244,572 |
| Contracts in payout (annuitization) | 47 | - | - | - | 2,896 |
| Total net assets | $ 44,326 | $ 2,675 | $ 1,329 | $ 635 | $ 247,468 |
| | | | | | |
| Total number of mutual fund shares | 5,124,416 | 371,052 | 200,452 | 81,883 | 23,703,860 |
| | | | | | |
| Cost of mutual fund shares | $ 61,278 | $ 2,735 | $ 1,327 | $ 793 | $ 321,349 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Index Plus LargeCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 325 | $ 212,512 | $ 260 | $ 85,771 | $ 58 |
| Total assets | 325 | 212,512 | 260 | 85,771 | 58 |
| Net assets | $ 325 | $ 212,512 | $ 260 | $ 85,771 | $ 58 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 325 | $ 211,588 | $ 260 | $ 85,160 | $ 58 |
| Contracts in payout (annuitization) | - | 924 | - | 611 | - |
| Total net assets | $ 325 | $ 212,512 | $ 260 | $ 85,771 | $ 58 |
| | | | | | |
| Total number of mutual fund shares | 31,416 | 21,379,487 | 26,511 | 9,114,925 | 6,224 |
| | | | | | |
| Cost of mutual fund shares | $ 461 | $ 351,940 | $ 397 | $ 142,192 | $ 77 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S | ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 86,261 | $ 100 | $ 84,985 | $ 248 | $ 8,648 |
| Total assets | 86,261 | 100 | 84,985 | 248 | 8,648 |
| Net assets | $ 86,261 | $ 100 | $ 84,985 | $ 248 | $ 8,648 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 85,238 | $ 100 | $ 83,166 | $ 248 | $ 8,648 |
| Contracts in payout (annuitization) | 1,023 | - | 1,819 | - | - |
| Total net assets | $ 86,261 | $ 100 | $ 84,985 | $ 248 | $ 8,648 |
| | | | | | |
| Total number of mutual fund shares | 7,372,764 | 8,666 | 12,553,214 | 35,832 | 1,351,228 |
| | | | | | |
| Cost of mutual fund shares | $ 137,055 | $ 143 | $ 162,722 | $ 433 | $ 12,092 |

*The accompanying notes are an integral part of these financial statements.*

43

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | ING VP MidCap Opportunities Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 108 | $ 8,367 | $ 47 | $ 314,926 | $ 350,384 |
| Total assets | 108 | 8,367 | 47 | 314,926 | 350,384 |
| Net assets | $ 108 | $ 8,367 | $ 47 | $ 314,926 | $ 350,384 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 108 | $ 8,367 | $ 47 | $ 297,925 | $ 344,443 |
| Contracts in payout (annuitization) | - | - | - | 17,001 | 5,941 |
| Total net assets | $ 108 | $ 8,367 | $ 47 | $ 314,926 | $ 350,384 |
| | | | | | |
| Total number of mutual fund shares | 17,148 | 681,911 | 3,873 | 34,305,617 | 31,623,122 |
| | | | | | |
| Cost of mutual fund shares | $ 147 | $ 13,005 | $ 65 | $ 445,705 | $ 420,367 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | ING VP Intermediate Bond Portfolio - Class S | ING VP Money Market Portfolio - Class I | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 212 | $ 541,019 | $ 236 | $ 98 | $ 75 |
| Total assets | 212 | 541,019 | 236 | 98 | 75 |
| Net assets | $ 212 | $ 541,019 | $ 236 | $ 98 | $ 75 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 212 | $ 527,341 | $ 236 | $ 98 | $ 75 |
| Contracts in payout (annuitization) | - | 13,678 | - | - | - |
| Total net assets | $ 212 | $ 541,019 | $ 236 | $ 98 | $ 75 |
| | | | | | |
| Total number of mutual fund shares | 19,237 | 541,019,379 | 10,300 | 8,445 | 4,759 |
| | | | | | |
| Cost of mutual fund shares | $ 243 | $ 541,019 | $ 285 | $ 96 | $ 114 |

*The accompanying notes are an integral part of these financial statements.*

45

**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 240 | $ 154 | $ 388 | $ 206 | $ 905 |
| Total assets | 240 | 154 | 388 | 206 | 905 |
| Net assets | $ 240 | $ 154 | $ 388 | $ 206 | $ 905 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 240 | $ 154 | $ 388 | $ 206 | $ 905 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 240 | $ 154 | $ 388 | $ 206 | $ 905 |
| | | | | | |
| Total number of mutual fund shares | 11,276 | 8,002 | 52,380 | 18,752 | 54,716 |
| | | | | | |
| Cost of mutual fund shares | $ 395 | $ 261 | $ 614 | $ 275 | $ 851 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | Morgan Stanley U.S. Small Cap Value Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 739 | $ 1,074 | $ 75,150 | $ 364 | $ 841 |
| Total assets | 739 | 1,074 | 75,150 | 364 | 841 |
| Net assets | $ 739 | $ 1,074 | $ 75,150 | $ 364 | $ 841 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 739 | $ 1,074 | $ 74,515 | $ 364 | $ 841 |
| Contracts in payout (annuitization) | - | - | 635 | - | - |
| Total net assets | $ 739 | $ 1,074 | $ 75,150 | $ 364 | $ 841 |
| | | | | | |
| Total number of mutual fund shares | 70,881 | 55,991 | 7,150,286 | 37,958 | 52,936 |
| | | | | | |
| Cost of mutual fund shares | $ 1,386 | $ 1,619 | $ 140,292 | $ 507 | $ 1,056 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

|  | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,187 | $ 2,657 | $ 39,040 | $ 363 | $ 114,355 |
| Total assets | 2,187 | 2,657 | 39,040 | 363 | 114,355 |
| Net assets | $ 2,187 | $ 2,657 | $ 39,040 | $ 363 | $ 114,355 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,187 | $ 2,657 | $ 39,040 | $ 363 | $ 114,355 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,187 | $ 2,657 | $ 39,040 | $ 363 | $ 114,355 |
| | | | | | |
| Total number of mutual fund shares | 199,183 | 142,782 | 2,085,489 | 13,051 | 7,196,695 |
| | | | | | |
| Cost of mutual fund shares | $ 3,256 | $ 4,240 | $ 60,079 | $ 568 | $ 224,759 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer MidCap Fund/VA | Oppenheimer Strategic Bond Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 247 | $ 63 | $ 4,655 | $ 13 | $ 105 |
| Total assets | 247 | 63 | 4,655 | 13 | 105 |
| Net assets | $ 247 | $ 63 | $ 4,655 | $ 13 | $ 105 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 247 | $ - | $ 4,655 | $ - | $ 105 |
| Contracts in payout (annuitization) | - | 63 | - | 13 | - |
| Total net assets | $ 247 | $ 63 | $ 4,655 | $ 13 | $ 105 |
| | | | | | |
| Total number of mutual fund shares | 12,239 | 4,333 | 437,118 | 484 | 23,366 |
| | | | | | |
| Cost of mutual fund shares | $ 402 | $ 96 | $ 7,787 | $ 27 | $ 121 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2008**
*(Dollars in thousands)*

| | Pax World Balanced Fund | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 44,509 | $ 67,423 | $ 2,557 | $ 11,735 | $ - |
| Total assets | 44,509 | 67,423 | 2,557 | 11,735 | - |
| Net assets | $ 44,509 | $ 67,423 | $ 2,557 | $ 11,735 | $ - |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 44,509 | $ 67,423 | $ 2,557 | $ 11,735 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 44,509 | $ 67,423 | $ 2,557 | $ 11,735 | $ - |
| | | | | | |
| Total number of mutual fund shares | 2,618,181 | 5,987,814 | 422,592 | 740,871 | 3 |
| | | | | | |
| Cost of mutual fund shares | $ 62,639 | $ 75,331 | $ 4,360 | $ 28,396 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2008
### *(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio | RiverSource Diversified Equity Income Fund - Class R-4 | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 11,678 | $ 2,476 | $ 1,464 | $ 434 | $ 699 |
| Total assets | 11,678 | 2,476 | 1,464 | 434 | 699 |
| Net assets | $ 11,678 | $ 2,476 | $ 1,464 | $ 434 | $ 699 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 11,678 | $ 2,476 | $ 1,464 | $ 434 | $ 699 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 11,678 | $ 2,476 | $ 1,464 | $ 434 | $ 699 |
| | | | | | |
| Total number of mutual fund shares | 1,807,810 | 285,892 | 207,005 | 21,109 | 49,531 |
| | | | | | |
| Cost of mutual fund shares | $ 19,292 | $ 3,586 | $ 1,715 | $ 584 | $ 1,140 |

*The accompanying notes are an integral part of these financial statements.*

51

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2008
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 44 | $ 658 | $ 110,722 | $ 80 | $ 165 |
| Total assets | 44 | 658 | 110,722 | 80 | 165 |
| Net assets | $ 44 | $ 658 | $ 110,722 | $ 80 | $ 165 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 44 | $ 658 | $ 110,722 | $ 80 | $ 165 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 44 | $ 658 | $ 110,722 | $ 80 | $ 165 |
| | | | | | |
| Total number of mutual fund shares | 2,900 | 148,086 | 9,885,860 | 8,329 | 13,628 |
| | | | | | |
| Cost of mutual fund shares | $ 72 | $ 1,473 | $ 112,276 | $ 120 | $ 245 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 64 | $ 6,819 | $ 35,288 | $ 14,699 | $ 3,911 |
| Total assets | 64 | 6,819 | 35,288 | 14,699 | 3,911 |
| Net assets | $ 64 | $ 6,819 | $ 35,288 | $ 14,699 | $ 3,911 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 64 | $ 6,819 | $ 35,288 | $ 14,699 | $ 3,911 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 64 | $ 6,819 | $ 35,288 | $ 14,699 | $ 3,911 |
| | | | | | |
| Total number of mutual fund shares | 6,560 | 329,583 | 2,544,208 | 761,615 | 183,610 |
| | | | | | |
| Cost of mutual fund shares | $ 113 | $ 12,377 | $ 66,699 | $ 25,154 | $ 5,817 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2008
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|
| **Assets** | | |
| Investments in mutual funds | | |
| at fair value | $ 60,944 | $ 46 |
| Total assets | 60,944 | 46 |
| Net assets | $ 60,944 | $ 46 |
| | | |
| **Net assets** | | |
| Accumulation units | $ 60,944 | $ 46 |
| Contracts in payout (annuitization) | - | - |
| Total net assets | $ 60,944 | $ 46 |
| | | |
| Total number of mutual fund shares | 2,855,858 | 2,590 |
| | | |
| Cost of mutual fund shares | $ 89,362 | $ 76 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ - | $ - | $ - | $ 901 |
| Total investment income | 2 | - | - | - | 901 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | - | 2 | 270 | 435 |
| Total expenses | 2 | - | 2 | 270 | 435 |
| Net investment income (loss) | - | - | (2) | (270) | 466 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (29) | (9) | (4) | 831 | 1,359 |
| Capital gains distributions | 10 | 1 | 4 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (19) | (8) | - | 831 | 1,359 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (65) | (11) | (44) | (14,466) | (16,338) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (84) | (19) | (44) | (13,635) | (14,979) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (84) | $ (19) | $ (46) | $ (13,905) | $ (14,513) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2008
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class | Allianz NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $ 3 | $ 11 | $ 8 | $ 5 |
| Total investment income | 3 | 11 | 8 | 5 |
| Expenses: | | | | |
| Mortality, expense risk and other charges | 1 | 6 | - | 5 |
| Total expenses | 1 | 6 | - | 5 |
| Net investment income (loss) | 2 | 5 | 8 | - |
| | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | |
| Net realized gain (loss) on investments | (5) | (30) | (120) | (24) |
| Capital gains distributions | - | 90 | - | 33 |
| Total realized gain (loss) on investments and capital gains distributions | (5) | 60 | (120) | 9 |
| Net unrealized appreciation (depreciation) of investments | (78) | (321) | (110) | (140) |
| Net realized and unrealized gain (loss) on investments | (83) | (261) | (230) | (131) |
| Net increase (decrease) in net assets resulting from operations | $ (81) | $ (256) | $ (222) | $ (131) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 153 | $ 72 | $ 3 |
| Total investment income | - | - | 153 | 72 | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | - | 40 | 48 | 5 |
| Total expenses | - | - | 40 | 48 | 5 |
| Net investment income (loss) | - | - | 113 | 24 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (97) | (228) | (17) |
| Capital gains distributions | - | - | 47 | - | 46 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | - | (50) | (228) | 29 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 1 | (1,566) | (1,827) | (284) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1 | 1 | (1,616) | (2,055) | (255) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 1 | $ (1,503) | $ (2,031) | $ (257) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Ariel Fund | Artisan International Fund - Investor Shares | The Bond Fund of America[SM], Inc. - Class R-4 | Calvert Social Balanced Portfolio | Capital One Mid Cap Equity Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 10 | $ 4 | $ 39 | $ 1,199 | $ - |
| Total investment income | 10 | 4 | 39 | 1,199 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 8 | 1 | 6 | 523 | 1 |
| Total expenses | 8 | 1 | 6 | 523 | 1 |
| Net investment income (loss) | 2 | 3 | 33 | 676 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (68) | (56) | (89) | (1,523) | (58) |
| Capital gains distributions | - | 13 | 12 | 670 | - |
| Total realized gain (loss) on investments and capital gains distributions | (68) | (43) | (77) | (853) | (58) |
| Net unrealized appreciation (depreciation) of investments | (363) | (33) | (82) | (17,531) | 14 |
| Net realized and unrealized gain (loss) on investments | (431) | (76) | (159) | (18,384) | (44) |
| Net increase (decrease) in net assets resulting from operations | $ (429) | $ (73) | $ (126) | $ (17,708) | $ (45) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | Columbia℠ Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 10 | $ 6 | $ 4 | $ 159 |
| Total investment income | 1 | 10 | 6 | 4 | 159 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 2 | - | 2 | 49 |
| Total expenses | - | 2 | - | 2 | 49 |
| Net investment income (loss) | 1 | 8 | 6 | 2 | 110 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (61) | (19) | (25) | (5) | 80 |
| Capital gains distributions | 11 | - | - | - | 336 |
| Total realized gain (loss) on investments and capital gains distributions | (50) | (19) | (25) | (5) | 416 |
| Net unrealized appreciation (depreciation) of investments | (283) | (61) | (194) | (96) | (5,005) |
| Net realized and unrealized gain (loss) on investments | (333) | (80) | (219) | (101) | (4,589) |
| Net increase (decrease) in net assets resulting from operations | $ (332) | $ (72) | $ (213) | $ (99) | $ (4,479) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 4,099 | $ 854 | $ 7,891 | $ 2,034 | $ 555 |
| Total investment income | 4,099 | 854 | 7,891 | 2,034 | 555 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,845 | 826 | 3,236 | 2,594 | 67 |
| Total expenses | 1,845 | 826 | 3,236 | 2,594 | 67 |
| Net investment income (loss) | 2,254 | 28 | 4,655 | (560) | 488 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 794 | (4,347) | (8,840) | (11,477) | (251) |
| Capital gains distributions | 7,211 | 6 | 347 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 8,005 | (4,341) | (8,493) | (11,477) | (251) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (111,600) | (25,388) | (167,463) | (137,412) | (2,028) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (103,595) | (29,729) | (175,956) | (148,889) | (2,279) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (101,341) | $ (29,701) | $ (171,301) | $ (149,449) | $ (1,791) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,155 | $ 10,440 | $ 2,248 | $ 49 | $ 538 |
| Total investment income | 1,155 | 10,440 | 2,248 | 49 | 538 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 469 | 10,199 | 1,032 | - | 193 |
| Total expenses | 469 | 10,199 | 1,032 | - | 193 |
| Net investment income (loss) | 686 | 241 | 1,216 | 49 | 345 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 614 | (10,201) | (727) | (209) | (201) |
| Capital gains distributions | 5,717 | 30,268 | 1,133 | 1,430 | 1,871 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6,331 | 20,067 | 406 | 1,221 | 1,670 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (32,555) | (575,536) | (47,617) | (5,975) | (8,664) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (26,224) | (555,469) | (47,211) | (4,754) | (6,994) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (25,538) | $ (555,228) | $ (45,995) | $ (4,705) | $ (6,649) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Mutual Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors, Inc. - Class R-3 | Fundamental Investors, Inc. - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 27 | $ 1 | $ 941 | $ - | $ 48 |
| Total investment income | 27 | 1 | 941 | - | 48 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 16 | 5 | 752 | - | 20 |
| Total expenses | 16 | 5 | 752 | - | 20 |
| Net investment income (loss) | 11 | (4) | 189 | - | 28 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 32 | (39) | (142) | - | (116) |
| Capital gains distributions | 76 | - | 6,516 | - | 33 |
| Total realized gain (loss) on investments and capital gains distributions | 108 | (39) | 6,374 | - | (83) |
| Net unrealized appreciation (depreciation) of investments | (884) | (243) | (37,896) | - | (1,214) |
| Net realized and unrealized gain (loss) on investments | (776) | (282) | (31,522) | - | (1,297) |
| Net increase (decrease) in net assets resulting from operations | $ (765) | $ (286) | $ (31,333) | $ - | $ (1,269) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 75 | $ 2,115 | $ 73 | $ 2 | $ 55 |
| Total investment income | 75 | 2,115 | 73 | 2 | 55 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 83 | 2,135 | 12 | 1 | 13 |
| Total expenses | 83 | 2,135 | 12 | 1 | 13 |
| Net investment income (loss) | (8) | (20) | 61 | 1 | 42 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (22) | 382 | (36) | (9) | (103) |
| Capital gains distributions | - | - | 5 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | (22) | 382 | (31) | (8) | (103) |
| Net unrealized appreciation (depreciation) of investments | (5,721) | (110,408) | (621) | (56) | (668) |
| Net realized and unrealized gain (loss) on investments | (5,743) | (110,026) | (652) | (64) | (771) |
| Net increase (decrease) in net assets resulting from operations | $ (5,751) | $ (110,046) | $ (591) | $ (63) | $ (729) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 75 | $ 145 | $ - | $ 181 | $ - |
| Total investment income | 75 | 145 | - | 181 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 14 | 21 | 31 | 935 | - |
| Total expenses | 14 | 21 | 31 | 935 | - |
| Net investment income (loss) | 61 | 124 | (31) | (754) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | (30) | (569) | (4,444) | - |
| Capital gains distributions | - | 105 | 622 | 10,465 | 7 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 75 | 53 | 6,021 | 7 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 80 | (577) | (1,906) | (49,073) | (47) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 80 | (502) | (1,853) | (43,052) | (40) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 141 | $ (378) | $ (1,884) | $ (43,806) | $ (40) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING Global Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 10 | $ - | $ 192 | $ - |
| Total investment income | - | 10 | - | 192 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 62 | - | 197 | 121 |
| Total expenses | - | 62 | - | 197 | 121 |
| Net investment income (loss) | - | (52) | - | (5) | (121) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (27) | (73) | (1) | (101) | (913) |
| Capital gains distributions | 16 | 359 | - | 1,578 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (11) | 286 | (1) | 1,477 | (913) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (52) | (2,687) | - | (11,681) | (15,512) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (63) | (2,401) | (1) | (10,204) | (16,425) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (63) | $ (2,453) | $ (1) | $ (10,209) | $ (16,546) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 1,907 | $ 43 | $ 10 | $ 826 |
| Total investment income | 1 | 1,907 | 43 | 10 | 826 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1,093 | 37 | 1 | 314 |
| Total expenses | - | 1,093 | 37 | 1 | 314 |
| Net investment income (loss) | 1 | 814 | 6 | 9 | 512 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (2,476) | (260) | (126) | 1,440 |
| Capital gains distributions | 6 | 19,460 | 1,010 | 25 | 1,862 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 16,984 | 750 | (101) | 3,302 |
| Net unrealized appreciation (depreciation) of investments | (24) | (74,214) | (5,728) | (153) | (25,117) |
| Net realized and unrealized gain (loss) on investments | (18) | (57,230) | (4,978) | (254) | (21,815) |
| Net increase (decrease) in net assets resulting from operations | $ (17) | $ (56,416) | $ (4,972) | $ (245) | $ (21,303) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 688 | $ 11 | $ 2 | $ 45 | $ - |
| Total investment income | 688 | 11 | 2 | 45 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 301 | 21 | 1 | 13 | 495 |
| Total expenses | 301 | 21 | 1 | 13 | 495 |
| Net investment income (loss) | 387 | (10) | 1 | 32 | (495) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,270 | (176) | (22) | (236) | (655) |
| Capital gains distributions | 1,698 | 214 | 6 | 149 | 5,253 |
| Total realized gain (loss) on investments and capital gains distributions | 2,968 | 38 | (16) | (87) | 4,598 |
| Net unrealized appreciation (depreciation) of investments | (22,553) | (903) | (8) | (626) | (31,754) |
| Net realized and unrealized gain (loss) on investments | (19,585) | (865) | (24) | (713) | (27,156) |
| Net increase (decrease) in net assets resulting from operations | $ (19,198) | $ (875) | $ (23) | $ (681) | $ (27,651) |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

|  | ING Legg Mason Value Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ - | $ 3,328 | $ 17 | $ 59 | $ 2 |
| Total investment income | - | 3,328 | 17 | 59 | 2 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and |  |  |  |  |  |
| other charges | 29 | 1,015 | 4 | 46 | 16 |
| Total expenses | 29 | 1,015 | 4 | 46 | 16 |
| Net investment income (loss) | (29) | 2,313 | 13 | 13 | (14) |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | (1,498) | (5,811) | (26) | (350) | 120 |
| Capital gains distributions | 554 | 14,963 | 92 | - | - |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | (944) | 9,152 | 66 | (350) | 120 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | (1,123) | (57,524) | (350) | (2,548) | (600) |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | (2,067) | (48,372) | (284) | (2,898) | (480) |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ (2,096) | $ (46,059) | $ (271) | $ (2,885) | $ (494) |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 102 | $ 26 | $ 4,159 | $ 1,671 |
| Total investment income | - | 102 | 26 | 4,159 | 1,671 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 101 | 2 | 653 | 309 |
| Total expenses | - | 101 | 2 | 653 | 309 |
| Net investment income (loss) | - | 1 | 24 | 3,506 | 1,362 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (56) | (601) | (82) | (2,102) | (1,536) |
| Capital gains distributions | 15 | 1,059 | 57 | 6,268 | 2,811 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (41) | 458 | (25) | 4,166 | 1,275 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (33) | (6,943) | (159) | (24,202) | (9,967) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (74) | (6,485) | (184) | (20,036) | (8,692) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (74) | $ (6,484) | $ (160) | $ (16,530) | $ (7,330) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,116 | $ 50 | $ 63 | $ 456 | $ 4,229 |
| Total investment income | 1,116 | 50 | 63 | 456 | 4,229 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 341 | 19 | 7 | 52 | 1,323 |
| Total expenses | 341 | 19 | 7 | 52 | 1,323 |
| Net investment income (loss) | 775 | 31 | 56 | 404 | 2,906 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (265) | (453) | (79) | (588) | (2,534) |
| Capital gains distributions | 3,979 | - | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 3,714 | (453) | (79) | (586) | (2,534) |
| Net unrealized appreciation (depreciation) of investments | (20,213) | (434) | (157) | (1,227) | (48,595) |
| Net realized and unrealized gain (loss) on investments | (16,499) | (887) | (236) | (1,813) | (51,129) |
| Net increase (decrease) in net assets resulting from operations | $ (15,724) | $ (856) | $ (180) | $ (1,409) | $ (48,223) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 533 | $ 4 | $ - | $ 1,770 | $ 4 |
| Total investment income | 533 | 4 | - | 1,770 | 4 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 112 | 1 | - | 774 | 1 |
| Total expenses | 112 | 1 | - | 774 | 1 |
| Net investment income (loss) | 421 | 3 | - | 996 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (309) | (3) | (1) | (2,139) | (1) |
| Capital gains distributions | 570 | 5 | - | 5,136 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 261 | 2 | (1) | 2,997 | 9 |
| Net unrealized appreciation (depreciation) of investments | (6,636) | (53) | (1) | (36,707) | (74) |
| Net realized and unrealized gain (loss) on investments | (6,375) | (51) | (2) | (33,710) | (65) |
| Net increase (decrease) in net assets resulting from operations | $ (5,954) | $ (48) | $ (2) | $ (32,714) | $ (62) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 115 | $ 7,860 | $ 36 | $ 4,033 | $ 14 |
| Total investment income | 115 | 7,860 | 36 | 4,033 | 14 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 1,646 | 4 | 868 | 11 |
| Total expenses | 3 | 1,646 | 4 | 868 | 11 |
| Net investment income (loss) | 112 | 6,214 | 32 | 3,165 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (8) | (1,259) | (90) | (66) | (23) |
| Capital gains distributions | 32 | 16,855 | 98 | 7,642 | 42 |
| Total realized gain (loss) on investments and capital gains distributions | 24 | 15,596 | 8 | 7,576 | 19 |
| Net unrealized appreciation (depreciation) of investments | (1,486) | (79,630) | (532) | (49,945) | (514) |
| Net realized and unrealized gain (loss) on investments | (1,462) | (64,034) | (524) | (42,369) | (495) |
| Net increase (decrease) in net assets resulting from operations | $ (1,350) | $ (57,820) | $ (492) | $ (39,204) | $ (492) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 27 | $ - | $ - | $ 620 | $ 1 |
| Total investment income | 27 | - | - | 620 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 28 | 2 | 1 | 145 | - |
| Total expenses | 28 | 2 | 1 | 145 | - |
| Net investment income (loss) | (1) | (2) | (1) | 475 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (116) | (96) | (19) | (615) | (9) |
| Capital gains distributions | 112 | 6 | 8 | 1,331 | 6 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (90) | (11) | 716 | (3) |
| Net unrealized appreciation (depreciation) of investments | (1,297) | (94) | (132) | (7,115) | (1) |
| Net realized and unrealized gain (loss) on investments | (1,301) | (184) | (143) | (6,399) | (4) |
| Net increase (decrease) in net assets resulting from operations | $ (1,302) | $ (186) | $ (144) | $ (5,924) | $ (3) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Van Kampen Large Cap Growth Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 16 | $ 265 | $ 1,128 | $ 307 |
| Total investment income | - | 16 | 265 | 1,128 | 307 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 9 | 185 | 171 | 53 |
| Total expenses | - | 9 | 185 | 171 | 53 |
| Net investment income (loss) | - | 7 | 80 | 957 | 254 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (67) | (2,646) | (2,718) | (1,181) |
| Capital gains distributions | - | 181 | 3,986 | 5,008 | 1,453 |
| Total realized gain (loss) on investments and capital gains distributions | - | 114 | 1,340 | 2,290 | 272 |
| Net unrealized appreciation (depreciation) of investments | - | (590) | (11,957) | (12,785) | (3,273) |
| Net realized and unrealized gain (loss) on investments | - | (476) | (10,617) | (10,495) | (3,001) |
| Net increase (decrease) in net assets resulting from operations | $ - | $ (469) | $ (10,537) | $ (9,538) | $ (2,747) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | ING Wells Fargo Disciplined Value Portfolio - Adviser Class | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Growth Opportunities Fund - Class Q | ING International SmallCap Multi-Manager Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 26 | $ 7 | $ - | $ 38 |
| Total investment income | - | 26 | 7 | - | 38 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 6 | 8 | - | 9 |
| Total expenses | - | 6 | 8 | - | 9 |
| Net investment income (loss) | - | 20 | (1) | - | 29 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (211) | (306) | - | (92) |
| Capital gains distributions | - | - | 114 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (1) | (211) | (192) | - | (92) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | 87 | (231) | (8) | (1,196) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (1) | (124) | (423) | (8) | (1,288) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (1) | $ (104) | $ (424) | $ (8) | $ (1,259) |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 10 | $ 515 | $ 1 | $ 202 | $ - |
| Total investment income | 10 | 515 | 1 | 202 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 40 | - | 245 | 23 |
| Total expenses | - | 40 | - | 245 | 23 |
| Net investment income (loss) | 10 | 475 | 1 | (43) | (23) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (799) | (21) | (504) | (86) |
| Capital gains distributions | 30 | 1,528 | 14 | 3,252 | 46 |
| Total realized gain (loss) on investments and capital gains distributions | 30 | 729 | (7) | 2,748 | (40) |
| Net unrealized appreciation (depreciation) of investments | (75) | (2,931) | (10) | (10,546) | (1,397) |
| Net realized and unrealized gain (loss) on investments | (45) | (2,202) | (17) | (7,798) | (1,437) |
| Net increase (decrease) in net assets resulting from operations | $ (35) | $ (1,727) | $ (16) | $ (7,841) | $ (1,460) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2008
### *(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 1 | $ 78 | $ 20 |
| Total investment income | - | - | 1 | 78 | 20 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 814 | 10 | 104 | 34 |
| Total expenses | 1 | 814 | 10 | 104 | 34 |
| Net investment income (loss) | (1) | (814) | (9) | (26) | (14) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (38) | 1,779 | (42) | (94) | (117) |
| Capital gains distributions | 11 | 3,000 | 9 | 112 | 528 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (27) | 4,779 | (33) | 18 | 411 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (109) | (50,479) | (377) | (5,140) | (4,082) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (136) | (45,700) | (410) | (5,122) | (3,671) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (137) | $ (46,514) | $ (419) | $ (5,148) | $ (3,685) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Adviser Class | ING Index Solution 2025 Portfolio - Adviser Class | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Adviser Class | ING Index Solution Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | - | - | - | - |
| Total expenses | - | - | - | - | - |
| Net investment income (loss) | - | - | - | - | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | - | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 1 | 2 | 1 | - | - |
| Net realized and unrealized gain (loss) on investments | 1 | 2 | 1 | - | - |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 2 | $ 1 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Adviser Class | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6 | $ 4,023 | $ 1 | $ 5 | $ 590 |
| Total investment income | 6 | 4,023 | 1 | 5 | 590 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 416 | - | 1 | 285 |
| Total expenses | - | 416 | - | 1 | 285 |
| Net investment income (loss) | 6 | 3,607 | 1 | 4 | 305 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (129) | (29,088) | (15) | (72) | (161) |
| Capital gains distributions | 117 | 67,810 | 17 | 35 | 2,694 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (12) | 38,722 | 2 | (37) | 2,533 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | (47,137) | (3) | (85) | (13,907) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (9) | (8,415) | (1) | (122) | (11,374) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (3) | $ (4,808) | $ - | $ (118) | $ (11,069) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1,316 | 1 | - | 10 |
| Total expenses | - | 1,316 | 1 | - | 10 |
| Net investment income (loss) | - | (1,316) | (1) | - | (10) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (10) | (20,709) | 1 | (18) | (522) |
| Capital gains distributions | - | - | - | 5 | 527 |
| Total realized gain (loss) on investments and capital gains distributions | (10) | (20,709) | 1 | (13) | 5 |
| Net unrealized appreciation (depreciation) of investments | (27) | (37,274) | (67) | 4 | (250) |
| Net realized and unrealized gain (loss) on investments | (37) | (57,983) | (66) | (9) | (245) |
| Net increase (decrease) in net assets resulting from operations | $ (37) | $ (59,299) | $ (67) | $ (9) | $ (255) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 477 | $ 7 | $ 14,508 |
| Total investment income | - | - | 477 | 7 | 14,508 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 24 | - | 82 | 1 | 6,345 |
| Total expenses | 24 | - | 82 | 1 | 6,345 |
| Net investment income (loss) | (24) | - | 395 | 6 | 8,163 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (325) | (4) | (6,524) | (63) | 12,361 |
| Capital gains distributions | - | - | 2,235 | 32 | 50,125 |
| Total realized gain (loss) on investments and capital gains distributions | (325) | (4) | (4,289) | (31) | 62,486 |
| Net unrealized appreciation (depreciation) of investments | (1,673) | 2 | 351 | (148) | (385,205) |
| Net realized and unrealized gain (loss) on investments | (1,998) | (2) | (3,938) | (179) | (322,719) |
| Net increase (decrease) in net assets resulting from operations | $ (2,022) | $ (2) | $ (3,543) | $ (173) | $ (314,556) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 18 | $ 6,727 | $ 8 | $ 39 |
| Total investment income | 7 | 18 | 6,727 | 8 | 39 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 1 | 1,255 | 1 | 3 |
| Total expenses | 3 | 1 | 1,255 | 1 | 3 |
| Net investment income (loss) | 4 | 17 | 5,472 | 7 | 36 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (12) | (14) | 53 | 6 | (1) |
| Capital gains distributions | 27 | 1 | 450 | 1 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 15 | (13) | 503 | 7 | 12 |
| Net unrealized appreciation (depreciation) of investments | (191) | (65) | (28,238) | (26) | (70) |
| Net realized and unrealized gain (loss) on investments | (176) | (78) | (27,735) | (19) | (58) |
| Net increase (decrease) in net assets resulting from operations | $ (172) | $ (61) | $ (22,263) | $ (12) | $ (22) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,097 | $ 393 | $ 7 | $ 182 | $ 518 |
| Total investment income | 5,097 | 393 | 7 | 182 | 518 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,023 | 46 | 1 | 62 | 266 |
| Total expenses | 1,023 | 46 | 1 | 62 | 266 |
| Net investment income (loss) | 4,074 | 347 | 6 | 120 | 252 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (40) | (328) | (1) | (31) | (11) |
| Capital gains distributions | 1,627 | 131 | 2 | 247 | 667 |
| Total realized gain (loss) on investments and capital gains distributions | 1,587 | (197) | 1 | 216 | 656 |
| Net unrealized appreciation (depreciation) of investments | (7,862) | (1,867) | (41) | (3,943) | (10,651) |
| Net realized and unrealized gain (loss) on investments | (6,275) | (2,064) | (40) | (3,727) | (9,995) |
| Net increase (decrease) in net assets resulting from operations | $ (2,201) | $ (1,717) | $ (34) | $ (3,607) | $ (9,743) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 173 | $ 545 | $ 142 | $ 388 | $ 79 |
| Total investment income | 173 | 545 | 142 | 388 | 79 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 75 | 337 | 63 | 238 | 35 |
| Total expenses | 75 | 337 | 63 | 238 | 35 |
| Net investment income (loss) | 98 | 208 | 79 | 150 | 44 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (110) | (240) | (75) | (95) | (88) |
| Capital gains distributions | 403 | 1,200 | 377 | 973 | 258 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 293 | 960 | 302 | 878 | 170 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (6,064) | (18,098) | (5,470) | (14,504) | (4,003) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (5,771) | (17,138) | (5,168) | (13,626) | (3,833) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (5,673) | $ (16,930) | $ (5,089) | $ (13,476) | $ (3,789) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service Class | ING Solution Growth and Income Portfolio - Service Class | ING Solution Growth Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 199 | $ - | $ - | $ 154 | $ 150 |
| Total investment income | 199 | - | - | 154 | 150 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 157 | 1 | 1 | 40 | 67 |
| Total expenses | 157 | 1 | 1 | 40 | 67 |
| Net investment income (loss) | 42 | (1) | (1) | 114 | 83 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | (26) | (52) | (31) | (202) |
| Capital gains distributions | 604 | - | - | 152 | 143 |
| Total realized gain (loss) on investments and capital gains distributions | 613 | (26) | (52) | 121 | (59) |
| Net unrealized appreciation (depreciation) of investments | (9,919) | (7) | (7) | (1,905) | (1,545) |
| Net realized and unrealized gain (loss) on investments | (9,306) | (33) | (59) | (1,784) | (1,604) |
| Net increase (decrease) in net assets resulting from operations | $ (9,264) | $ (34) | $ (60) | $ (1,670) | $ (1,521) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,404 | $ - | $ 3 | $ 2,863 |
| Total investment income | - | 1,404 | - | 3 | 2,863 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 3,195 | 3 | 4 | 2,157 |
| Total expenses | 1 | 3,195 | 3 | 4 | 2,157 |
| Net investment income (loss) | (1) | (1,791) | (3) | (1) | 706 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (68) | (1,048) | (26) | (164) | (6,918) |
| Capital gains distributions | 63 | 49,315 | 67 | 88 | 16,121 |
| Total realized gain (loss) on investments and capital gains distributions | (5) | 48,267 | 41 | (76) | 9,203 |
| Net unrealized appreciation (depreciation) of investments | (174) | (208,361) | (254) | (464) | (120,189) |
| Net realized and unrealized gain (loss) on investments | (179) | (160,094) | (213) | (540) | (110,986) |
| Net increase (decrease) in net assets resulting from operations | $ (180) | $ (161,885) | $ (216) | $ (541) | $ (110,280) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 13 | $ 4 | $ 2,486 | $ 1 | $ 1 |
| Total investment income | 13 | 4 | 2,486 | 1 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 8 | - | 712 | 16 | 2 |
| Total expenses | 8 | - | 712 | 16 | 2 |
| Net investment income (loss) | 5 | 4 | 1,774 | (15) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (26) | (17) | (3,433) | (81) | (33) |
| Capital gains distributions | 102 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 76 | (17) | (3,433) | (81) | (33) |
| Net unrealized appreciation (depreciation) of investments | (750) | (76) | (48,104) | (155) | (179) |
| Net realized and unrealized gain (loss) on investments | (674) | (93) | (51,537) | (236) | (212) |
| Net increase (decrease) in net assets resulting from operations | $ (669) | $ (89) | $ (49,763) | $ (251) | $ (213) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 473 | $ 1 | $ 2,309 | $ - | $ - |
| Total investment income | 473 | 1 | 2,309 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 902 | - | 1,035 | - | 2 |
| Total expenses | 902 | - | 1,035 | - | 2 |
| Net investment income (loss) | (429) | 1 | 1,274 | - | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (3,171) | - | (10,767) | - | (90) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,171) | - | (10,767) | - | (90) |
| Net unrealized appreciation (depreciation) of investments | (40,240) | (24) | (36,911) | (4) | 37 |
| Net realized and unrealized gain (loss) on investments | (43,411) | (24) | (47,678) | (4) | (53) |
| Net increase (decrease) in net assets resulting from operations | $ (43,840) | $ (23) | $ (46,404) | $ (4) | $ (55) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 9 | $ 2,359 | $ 18 | $ 14,010 | $ 9 |
| Total investment income | 9 | 2,359 | 18 | 14,010 | 9 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 647 | 1 | 2,750 | 2 |
| Total expenses | 1 | 647 | 1 | 2,750 | 2 |
| Net investment income (loss) | 8 | 1,712 | 17 | 11,260 | 7 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (86) | (2,010) | (42) | (159) | (4) |
| Capital gains distributions | 20 | 3,812 | 27 | 15,058 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | (66) | 1,802 | (15) | 14,899 | 6 |
| Net unrealized appreciation (depreciation) of investments | (77) | (31,217) | (113) | (98,950) | (62) |
| Net realized and unrealized gain (loss) on investments | (143) | (29,415) | (128) | (84,051) | (56) |
| Net increase (decrease) in net assets resulting from operations | $ (135) | $ (27,703) | $ (111) | $ (72,791) | $ (49) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class A | ING VP Growth and Income Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,390 | $ 1,710 | $ 1,907 | $ 5 | $ 19,275 |
| Total investment income | 1,390 | 1,710 | 1,907 | 5 | 19,275 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 330 | 711 | 613 | 1 | 15,196 |
| Total expenses | 330 | 711 | 613 | 1 | 15,196 |
| Net investment income (loss) | 1,060 | 999 | 1,294 | 4 | 4,079 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,155) | (2,661) | (208) | (56) | (101,523) |
| Capital gains distributions | 2,745 | 9,718 | 7,461 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,590 | 7,057 | 7,253 | (56) | (101,523) |
| Net unrealized appreciation (depreciation) of investments | (11,399) | (37,541) | (30,451) | (138) | (526,910) |
| Net realized and unrealized gain (loss) on investments | (9,809) | (30,484) | (23,198) | (194) | (628,433) |
| Net increase (decrease) in net assets resulting from operations | $ (8,749) | $ (29,485) | $ (21,904) | $ (190) | $ (624,354) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6 | $ 31 | $ 207 | $ 443 | $ 8 |
| Total investment income | 6 | 31 | 207 | 443 | 8 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 7 | 49 | 282 | 9 |
| Total expenses | 2 | 7 | 49 | 282 | 9 |
| Net investment income (loss) | 4 | 24 | 158 | 161 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (17) | (116) | (579) | (16) | (5) |
| Capital gains distributions | - | 83 | 318 | 1,024 | 92 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (17) | (33) | (261) | 1,008 | 87 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (156) | (31) | (197) | (2,178) | (141) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (173) | (64) | (458) | (1,170) | (54) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (169) | $ (40) | $ (300) | $ (1,009) | $ (55) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

|  | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 47 | $ 45 | $ 17 | $ 3 | $ 2 |
| Total investment income | 47 | 45 | 17 | 3 | 2 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and |  |  |  |  |  |
| other charges | 42 | 33 | 15 | 3 | 1 |
| Total expenses | 42 | 33 | 15 | 3 | 1 |
| Net investment income (loss) | 5 | 12 | 2 | - | 1 |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | (33) | (31) | (12) | (4) | - |
| Capital gains distributions | 400 | 433 | 159 | 32 | 13 |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 367 | 402 | 147 | 28 | 13 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | (584) | (569) | (225) | (40) | (18) |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | (217) | (167) | (78) | (12) | (5) |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ (212) | $ (155) | $ (76) | $ (12) | $ (4) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2008
### *(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Global Science and Technology Portfolio - Class I | ING International Index Portfolio - Class I | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | ING Opportunistic Large Cap Growth Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 4 | $ 20 | $ 375 |
| Total investment income | 1 | - | 4 | 20 | 375 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 319 | 1 | 4 | 480 |
| Total expenses | 1 | 319 | 1 | 4 | 480 |
| Net investment income (loss) | - | (319) | 3 | 16 | (105) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 2,373 | (58) | 1 | (1,150) |
| Capital gains distributions | 6 | - | - | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 2,373 | (58) | 4 | (1,150) |
| Net unrealized appreciation (depreciation) of investments | (7) | (18,274) | 1 | 31 | (25,054) |
| Net realized and unrealized gain (loss) on investments | (1) | (15,901) | (57) | 35 | (26,204) |
| Net increase (decrease) in net assets resulting from operations | $ (1) | $ (16,220) | $ (54) | $ 51 | $ (26,309) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2008
### *(Dollars in thousands)*

| | ING Opportunistic Large Cap Value Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,326 | $ 30 | $ 18 | $ 6 | $ 7,572 |
| Total investment income | 1,326 | 30 | 18 | 6 | 7,572 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 619 | 5 | 2 | 2 | 3,668 |
| Total expenses | 619 | 5 | 2 | 2 | 3,668 |
| Net investment income (loss) | 707 | 25 | 16 | 4 | 3,904 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (546) | (44) | (88) | (37) | (9,337) |
| Capital gains distributions | 10,413 | - | - | - | 26,611 |
| Total realized gain (loss) on investments and capital gains distributions | 9,867 | (44) | (88) | (37) | 17,274 |
| Net unrealized appreciation (depreciation) of investments | (37,665) | (60) | 2 | (158) | (184,448) |
| Net realized and unrealized gain (loss) on investments | (27,798) | (104) | (86) | (195) | (167,174) |
| Net increase (decrease) in net assets resulting from operations | $ (27,091) | $ (79) | $ (70) | $ (191) | $ (163,270) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP Index Plus LargeCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 4,290 | $ 4 | $ 1,142 | $ - |
| Total investment income | 5 | 4,290 | 4 | 1,142 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 2,941 | 1 | 1,136 | - |
| Total expenses | 1 | 2,941 | 1 | 1,136 | - |
| Net investment income (loss) | 4 | 1,349 | 3 | 6 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (49) | 6,706 | (73) | (613) | (14) |
| Capital gains distributions | 19 | 40,232 | 46 | 7,780 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (30) | 46,938 | (27) | 7,167 | (10) |
| Net unrealized appreciation (depreciation) of investments | (137) | (183,479) | (123) | (54,249) | (7) |
| Net realized and unrealized gain (loss) on investments | (167) | (136,541) | (150) | (47,082) | (17) |
| Net increase (decrease) in net assets resulting from operations | $ (163) | $ (135,192) | $ (147) | $ (47,076) | $ (17) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,196 | $ 1 | $ 53 | $ 3,575 | $ 11 |
| Total investment income | 1,196 | 1 | 53 | 3,575 | 11 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,122 | - | 24 | 1,215 | 2 |
| Total expenses | 1,122 | - | 24 | 1,215 | 2 |
| Net investment income (loss) | 74 | 1 | 29 | 2,360 | 9 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (768) | (21) | (1,155) | (5,480) | (149) |
| Capital gains distributions | 15,135 | 14 | 200 | 20,149 | 75 |
| Total realized gain (loss) on investments and capital gains distributions | 14,367 | (7) | (955) | 14,669 | (74) |
| Net unrealized appreciation (depreciation) of investments | (55,736) | (40) | 393 | (85,517) | (155) |
| Net realized and unrealized gain (loss) on investments | (41,369) | (47) | (562) | (70,848) | (229) |
| Net increase (decrease) in net assets resulting from operations | $ (41,295) | $ (46) | $ (533) | $ (68,488) | $ (220) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 870 | $ - | $ - |
| Total investment income | - | - | 870 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 108 | 1 | 338 | 90 | - |
| Total expenses | 108 | 1 | 338 | 90 | - |
| Net investment income (loss) | (108) | (1) | 532 | (90) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 334 | (20) | (14,423) | (28) | (14) |
| Capital gains distributions | - | - | 8,841 | 1,731 | 13 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 334 | (20) | (5,582) | 1,703 | (1) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (5,295) | (47) | 6,008 | (6,117) | (19) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (4,961) | (67) | 426 | (4,414) | (20) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (5,069) | $ (68) | $ 958 | $ (4,504) | $ (20) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class S | ING VP Money Market Portfolio - Class I | Janus Adviser Balanced Fund - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 15,681 | $ 21,773 | $ 13 | $ 26,796 | $ - |
| Total investment income | 15,681 | 21,773 | 13 | 26,796 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4,676 | 4,085 | 1 | 4,169 | - |
| Total expenses | 4,676 | 4,085 | 1 | 4,169 | - |
| Net investment income (loss) | 11,005 | 17,688 | 12 | 22,627 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (28,188) | (4,120) | (10) | 1,312 | - |
| Capital gains distributions | 40,557 | 10,193 | 6 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 12,369 | 6,073 | (4) | 1,312 | - |
| Net unrealized appreciation (depreciation) of investments | (162,838) | (62,449) | (30) | (14,424) | - |
| Net realized and unrealized gain (loss) on investments | (150,469) | (56,376) | (34) | (13,112) | - |
| Net increase (decrease) in net assets resulting from operations | $ (139,464) | $ (38,688) | $ (22) | $ 9,515 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2008
*(Dollars in thousands)*

| | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 4 | $ 1 | $ 1 | $ 3 |
| Total investment income | 7 | 4 | 1 | 1 | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 1 | 1 | 5 | 3 |
| Total expenses | 3 | 1 | 1 | 5 | 3 |
| Net investment income (loss) | 4 | 3 | - | (4) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 13 | - | 13 | 27 | 26 |
| Capital gains distributions | 20 | - | - | 23 | - |
| Total realized gain (loss) on investments and capital gains distributions | 33 | - | 13 | 50 | 26 |
| Net unrealized appreciation (depreciation) of investments | (88) | 1 | (68) | (243) | (156) |
| Net realized and unrealized gain (loss) on investments | (55) | 1 | (55) | (193) | (130) |
| Net increase (decrease) in net assets resulting from operations | $ (51) | $ 4 | $ (55) | $ (197) | $ (130) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 8 | $ - | $ 3 | $ 18 | $ 3 |
| Total investment income | 8 | - | 3 | 18 | 3 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 3 | 1 | 11 | 14 |
| Total expenses | 3 | 3 | 1 | 11 | 14 |
| Net investment income (loss) | 5 | (3) | 2 | 7 | (11) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (45) | (1) | (7) | (152) | (57) |
| Capital gains distributions | - | - | - | 55 | - |
| Total realized gain (loss) on investments and capital gains distributions | (45) | (1) | (7) | (97) | (57) |
| Net unrealized appreciation (depreciation) of investments | (165) | (94) | 54 | (409) | (465) |
| Net realized and unrealized gain (loss) on investments | (210) | (95) | 47 | (506) | (522) |
| Net increase (decrease) in net assets resulting from operations | $ (205) | $ (98) | $ 49 | $ (499) | $ (533) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | Moderate Allocation Portfolio | Morgan Stanley U.S. Small Cap Value Portfolio - Class I | Neuberger Berman Socially Responsive Fund® - Trust Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,350 | $ 2 | $ - | $ 9 | $ 15 |
| Total investment income | 1,350 | 2 | - | 9 | 15 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,107 | 6 | - | - | 21 |
| Total expenses | 1,107 | 6 | - | - | 21 |
| Net investment income (loss) | 243 | (4) | - | 9 | (6) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4,263) | 27 | (3) | (44) | (25) |
| Capital gains distributions | 4,511 | - | - | 36 | 33 |
| Total realized gain (loss) on investments and capital gains distributions | 248 | 27 | (3) | (8) | 8 |
| Net unrealized appreciation (depreciation) of investments | (54,679) | (270) | 1 | (215) | (1,057) |
| Net realized and unrealized gain (loss) on investments | (54,431) | (243) | (2) | (223) | (1,049) |
| Net increase (decrease) in net assets resulting from operations | $ (54,188) | $ (247) | $ (2) | $ (214) | $ (1,055) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Securities/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 60 | $ 1,046 | $ - | $ 2,505 | $ 7 |
| Total investment income | 60 | 1,046 | - | 2,505 | 7 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 10 | 398 | 5 | 1,846 | 4 |
| Total expenses | 10 | 398 | 5 | 1,846 | 4 |
| Net investment income (loss) | 50 | 648 | (5) | 659 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (98) | 168 | 10 | 6,594 | (25) |
| Capital gains distributions | 202 | 2,939 | - | 37,340 | 32 |
| Total realized gain (loss) on investments and capital gains distributions | 104 | 3,107 | 10 | 43,934 | 7 |
| Net unrealized appreciation (depreciation) of investments | (1,754) | (24,241) | (301) | (155,001) | (203) |
| Net realized and unrealized gain (loss) on investments | (1,650) | (21,134) | (291) | (111,067) | (196) |
| Net increase (decrease) in net assets resulting from operations | $ (1,600) | $ (20,486) | $ (296) | $ (110,408) | $ (193) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer MidCap Fund/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 30 | $ - | $ 6 | $ 1,035 |
| Total investment income | 1 | 30 | - | 6 | 1,035 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 64 | - | 1 | 558 |
| Total expenses | 1 | 64 | - | 1 | 558 |
| Net investment income (loss) | - | (34) | - | 5 | 477 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | (223) | (2) | - | (506) |
| Capital gains distributions | 6 | 329 | - | 1 | 624 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 106 | (2) | 1 | 118 |
| Net unrealized appreciation (depreciation) of investments | (50) | (2,871) | (13) | (25) | (21,064) |
| Net realized and unrealized gain (loss) on investments | (43) | (2,765) | (15) | (24) | (20,946) |
| Net increase (decrease) in net assets resulting from operations | $ (43) | $ (2,799) | $ (15) | $ (19) | $ (20,469) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,185 | $ 219 | $ 88 | $ 16 | $ 1,435 |
| Total investment income | 2,185 | 219 | 88 | 16 | 1,435 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 608 | 21 | 211 | 4 | 173 |
| Total expenses | 608 | 21 | 211 | 4 | 173 |
| Net investment income (loss) | 1,577 | 198 | (123) | 12 | 1,262 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (881) | (60) | (2,837) | (300) | (651) |
| Capital gains distributions | 105 | 37 | 3,650 | 68 | 187 |
| Total realized gain (loss) on investments and capital gains distributions | (776) | (23) | 813 | (232) | (464) |
| Net unrealized appreciation (depreciation) of investments | (8,434) | (1,613) | (18,300) | 101 | (7,575) |
| Net realized and unrealized gain (loss) on investments | (9,210) | (1,636) | (17,487) | (131) | (8,039) |
| Net increase (decrease) in net assets resulting from operations | $ (7,633) | $ (1,438) | $ (17,610) | $ (119) | $ (6,777) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Pioneer Mid Cap Value VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio | RiverSource Diversified Equity Income Fund - Class R-4 | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 6 | $ 6 | $ 13 | $ - | $ 4 |
| Total investment income | 6 | 6 | 13 | - | 4 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 14 | 4 | 2 | 7 |
| Total expenses | 2 | 14 | 4 | 2 | 7 |
| Net investment income (loss) | 4 | (8) | 9 | (2) | (3) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (132) | (164) | (18) | (77) | (19) |
| Capital gains distributions | 40 | 156 | - | - | 11 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (92) | (8) | (18) | (77) | (8) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 36 | (1,105) | (251) | (150) | (367) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (56) | (1,113) | (269) | (227) | (375) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (52) | $ (1,121) | $ (260) | $ (229) | $ (378) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio |
|---|---:|---:|---:|---:|---:|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 31 | $ 8,285 | $ 3 | $ 9 |
| Total investment income | 1 | 31 | 8,285 | 3 | 9 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 11 | 980 | 1 | 3 |
| Total expenses | 1 | 11 | 980 | 1 | 3 |
| Net investment income (loss) | - | 20 | 7,305 | 2 | 6 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (92) | 440 | (1) | (33) |
| Capital gains distributions | - | 195 | - | 6 | 24 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | 103 | 440 | 5 | (9) |
| Net unrealized appreciation (depreciation) of investments | (27) | (749) | (3,683) | (51) | (93) |
| Net realized and unrealized gain (loss) on investments | (28) | (646) | (3,243) | (46) | (102) |
| Net increase (decrease) in net assets resulting from operations | $ (28) | $ (626) | $ 4,062 | $ (44) | $ (96) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2008**
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund[SM], Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 82 | $ - | $ - | $ 105 |
| Total investment income | - | 82 | - | - | 105 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 76 | 471 | 179 | 34 |
| Total expenses | 1 | 76 | 471 | 179 | 34 |
| Net investment income (loss) | (1) | 6 | (471) | (179) | 71 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1) | (1,593) | (352) | (280) | (64) |
| Capital gains distributions | 8 | 1,238 | 1,728 | 2,251 | 88 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | (355) | 1,376 | 1,971 | 24 |
| Net unrealized appreciation (depreciation) of investments | (45) | (5,402) | (35,291) | (11,029) | (1,954) |
| Net realized and unrealized gain (loss) on investments | (38) | (5,757) | (33,915) | (9,058) | (1,930) |
| Net increase (decrease) in net assets resulting from operations | $ (39) | $ (5,751) | $ (34,386) | $ (9,237) | $ (1,859) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2008
*(Dollars in thousands)*

| | Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---:|---:|
| **Net investment income (loss)** | | |
| Income: | | |
| Dividends | $ 1,949 | $ - |
| Total investment income | 1,949 | - |
| Expenses: | | |
| Mortality, expense risk and other charges | 783 | 1 |
| Total expenses | 783 | 1 |
| Net investment income (loss) | 1,166 | (1) |
| | | |
| **Realized and unrealized gain (loss) on investments** | | |
| Net realized gain (loss) on investments | (384) | (8) |
| Capital gains distributions | 1,363 | - |
| Total realized gain (loss) on investments and capital gains distributions | 979 | (8) |
| Net unrealized appreciation (depreciation) of investments | (33,169) | (23) |
| Net realized and unrealized gain (loss) on investments | (32,190) | (31) |
| Net increase (decrease) in net assets resulting from operations | $ (31,024) | $ (32) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 234 | $ 17 | $ 114 | $ 32,996 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (2) | (363) |
| Total realized gain (loss) on investments and capital gains distributions | 44 | 5 | 13 | 1,891 |
| Net unrealized appreciation (depreciation) of investments | (23) | (3) | - | 1,877 |
| Net increase (decrease) in net assets from operations | 22 | 2 | 11 | 3,405 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 14 | 15 | 19 | (2,945) |
| Net increase (decrease) in assets derived from principal transactions | 14 | 15 | 19 | (2,945) |
| Total increase (decrease) in net assets | 36 | 17 | 30 | 460 |
| **Net assets at December 31, 2007** | 270 | 34 | 144 | 33,456 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (2) | (270) |
| Total realized gain (loss) on investments and capital gains distributions | (19) | (8) | - | 831 |
| Net unrealized appreciation (depreciation) of investments | (65) | (11) | (44) | (14,466) |
| Net increase (decrease) in net assets from operations | (84) | (19) | (46) | (13,905) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 46 | 5 | 24 | (1,680) |
| Net increase (decrease) in assets derived from principal transactions | 46 | 5 | 24 | (1,680) |
| Total increase (decrease) in net assets | (38) | (14) | (22) | (15,585) |
| **Net assets at December 31, 2008** | $ 232 | $ 20 | $ 122 | $ 17,871 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Large-Cap Value Fund - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 49,719 | $ 65 | $ 557 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,463 | 11 | 51 | - |
| Net unrealized appreciation (depreciation) of investments | 1,934 | (9) | (28) | - |
| Net increase (decrease) in net assets from operations | 3,410 | 2 | 25 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,904) | 53 | 63 | - |
| Net increase (decrease) in assets derived from principal transactions | (4,904) | 53 | 63 | - |
| Total increase (decrease) in net assets | (1,494) | 55 | 88 | - |
| **Net assets at December 31, 2007** | 48,225 | 120 | 645 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 466 | 2 | 5 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | 1,359 | (5) | 60 | (120) |
| Net unrealized appreciation (depreciation) of investments | (16,338) | (78) | (321) | (110) |
| Net increase (decrease) in net assets from operations | (14,513) | (81) | (256) | (222) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,058) | 107 | (18) | 802 |
| Net increase (decrease) in assets derived from principal transactions | (2,058) | 107 | (18) | 802 |
| Total increase (decrease) in net assets | (16,571) | 26 | (274) | 580 |
| **Net assets at December 31, 2008** | $ 31,654 | $ 146 | $ 371 | $ 580 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Allianz NFJ Small-Cap Value Fund - Class A | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 477 | $ - | $ - | $ 5,014 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | - | - | 91 |
| Total realized gain (loss) on investments and capital gains distributions | 62 | - | - | 206 |
| Net unrealized appreciation (depreciation) of investments | (42) | - | - | (7) |
| Net increase (decrease) in net assets from operations | 24 | - | - | 290 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (47) | - | - | 1,057 |
| Net increase (decrease) in assets derived from principal transactions | (47) | - | - | 1,057 |
| Total increase (decrease) in net assets | (23) | - | - | 1,347 |
| **Net assets at December 31, 2007** | 454 | - | - | 6,361 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 113 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | - | - | (50) |
| Net unrealized appreciation (depreciation) of investments | (140) | 1 | 1 | (1,566) |
| Net increase (decrease) in net assets from operations | (131) | 1 | 1 | (1,503) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 13 | 35 | 45 | (792) |
| Net increase (decrease) in assets derived from principal transactions | 13 | 35 | 45 | (792) |
| Total increase (decrease) in net assets | (118) | 36 | 46 | (2,295) |
| **Net assets at December 31, 2008** | $ 336 | $ 36 | $ 46 | $ 4,066 |

*The accompanying notes are an integral part of these financial statements.*

111

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | American Century Income & Growth Fund - A Class | Ariel Appreciation Fund | Ariel Fund | Artisan International Fund - Investor Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 5,990 | $ 629 | $ 660 | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | (4) | (7) | - |
| Total realized gain (loss) on investments and capital gains distributions | 950 | 69 | 72 | - |
| Net unrealized appreciation (depreciation) of investments | (1,042) | (83) | (101) | - |
| Net increase (decrease) in net assets from operations | (79) | (18) | (36) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (314) | (33) | 214 | - |
| Net increase (decrease) in assets derived from principal transactions | (314) | (33) | 214 | - |
| Total increase (decrease) in net assets | (393) | (51) | 178 | - |
| **Net assets at December 31, 2007** | 5,597 | 578 | 838 | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | (2) | 2 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | (228) | 29 | (68) | (43) |
| Net unrealized appreciation (depreciation) of investments | (1,827) | (284) | (363) | (33) |
| Net increase (decrease) in net assets from operations | (2,031) | (257) | (429) | (73) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 139 | 74 | 229 | 397 |
| Net increase (decrease) in assets derived from principal transactions | 139 | 74 | 229 | 397 |
| Total increase (decrease) in net assets | (1,892) | (183) | (200) | 324 |
| **Net assets at December 31, 2008** | $ 3,705 | $ 395 | $ 638 | $ 324 |

*The accompanying notes are an integral part of these financial statements.*


**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*


| | The Bond Fund of America℠, Inc. - Class R-4 | Calvert Social Balanced Portfolio | Capital One Mid Cap Equity Fund - Class A | Columbia℠ Acorn Fund® - Class Z |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2007** | $ - | $ 65,397 | $ 96 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 801 | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 2,760 | 14 | - |
| Net unrealized appreciation (depreciation) of investments | - | (2,483) | (12) | - |
| Net increase (decrease) in net assets from operations | - | 1,078 | 1 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (7,007) | (10) | - |
| Net increase (decrease) in assets derived from principal transactions | - | (7,007) | (10) | - |
| Total increase (decrease) in net assets | - | (5,929) | (9) | - |
| **Net assets at December 31, 2007** | - | 59,468 | 87 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 33 | 676 | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (77) | (853) | (58) | (50) |
| Net unrealized appreciation (depreciation) of investments | (82) | (17,531) | 14 | (283) |
| Net increase (decrease) in net assets from operations | (126) | (17,708) | (45) | (332) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,055 | (5,870) | (42) | 1,139 |
| Net increase (decrease) in assets derived from principal transactions | 2,055 | (5,870) | (42) | 1,139 |
| Total increase (decrease) in net assets | 1,929 | (23,578) | (87) | 807 |
| **Net assets at December 31, 2008** | $ 1,929 | $ 35,890 | $ - | $ 807 |

*The accompanying notes are an integral part of these financial statements.*


113


**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ - | $ 167 | $ 3,767 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 2 | 109 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 4 | 789 |
| Net unrealized appreciation (depreciation) of investments | - | - | 2 | 189 |
| Net increase (decrease) in net assets from operations | - | - | 8 | 1,087 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | 53 | 4,740 |
| Net increase (decrease) in assets derived from principal transactions | - | - | 53 | 4,740 |
| Total increase (decrease) in net assets | - | - | 61 | 5,827 |
| **Net assets at December 31, 2007** | - | - | 228 | 9,594 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 6 | 2 | 110 |
| Total realized gain (loss) on investments and capital gains distributions | (19) | (25) | (5) | 416 |
| Net unrealized appreciation (depreciation) of investments | (61) | (194) | (96) | (5,005) |
| Net increase (decrease) in net assets from operations | (72) | (213) | (99) | (4,479) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,647 | 774 | 39 | 2,137 |
| Net increase (decrease) in assets derived from principal transactions | 1,647 | 774 | 39 | 2,137 |
| Total increase (decrease) in net assets | 1,575 | 561 | (60) | (2,342) |
| **Net assets at December 31, 2008** | $ 1,575 | $ 561 | $ 168 | $ 7,252 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 141,230 | $ 105,934 | $ 455,731 | $ 295,822 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,066 | 64 | 3,389 | (665) |
| Total realized gain (loss) on investments and capital gains distributions | 17,925 | 19,811 | 42,721 | (13,059) |
| Net unrealized appreciation (depreciation) of investments | 8,161 | (29,475) | (42,979) | 84,086 |
| Net increase (decrease) in net assets from operations | 28,152 | (9,600) | 3,131 | 70,362 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 43,512 | (1,772) | (32,334) | (36,470) |
| Net increase (decrease) in assets derived from principal transactions | 43,512 | (1,772) | (32,334) | (36,470) |
| Total increase (decrease) in net assets | 71,664 | (11,372) | (29,203) | 33,892 |
| **Net assets at December 31, 2007** | 212,894 | 94,562 | 426,528 | 329,714 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,254 | 28 | 4,655 | (560) |
| Total realized gain (loss) on investments and capital gains distributions | 8,005 | (4,341) | (8,493) | (11,477) |
| Net unrealized appreciation (depreciation) of investments | (111,600) | (25,388) | (167,463) | (137,412) |
| Net increase (decrease) in net assets from operations | (101,341) | (29,701) | (171,301) | (149,449) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 44,205 | (2,705) | (41,916) | (21,170) |
| Net increase (decrease) in assets derived from principal transactions | 44,205 | (2,705) | (41,916) | (21,170) |
| Total increase (decrease) in net assets | (57,136) | (32,406) | (213,217) | (170,619) |
| **Net assets at December 31, 2008** | $ 155,758 | $ 62,156 | $ 213,311 | $ 159,095 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 7,752 | $ 51,710 | $ 1,176,582 | $ 128,845 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 550 | 1,300 | (778) | 3,367 |
| Total realized gain (loss) on investments and capital gains distributions | (31) | 7,491 | 362,570 | 156 |
| Net unrealized appreciation (depreciation) of investments | (389) | (637) | (173,527) | 2,132 |
| Net increase (decrease) in net assets from operations | 130 | 8,154 | 188,265 | 5,655 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (326) | 834 | (53,290) | (7,802) |
| Net increase (decrease) in assets derived from principal transactions | (326) | 834 | (53,290) | (7,802) |
| Total increase (decrease) in net assets | (196) | 8,988 | 134,975 | (2,147) |
| **Net assets at December 31, 2007** | 7,556 | 60,698 | 1,311,557 | 126,698 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 488 | 686 | 241 | 1,216 |
| Total realized gain (loss) on investments and capital gains distributions | (251) | 6,331 | 20,067 | 406 |
| Net unrealized appreciation (depreciation) of investments | (2,028) | (32,555) | (575,536) | (47,617) |
| Net increase (decrease) in net assets from operations | (1,791) | (25,538) | (555,228) | (45,995) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (749) | (5,495) | (34,065) | (5,564) |
| Net increase (decrease) in assets derived from principal transactions | (749) | (5,495) | (34,065) | (5,564) |
| Total increase (decrease) in net assets | (2,540) | (31,033) | (589,293) | (51,559) |
| **Net assets at December 31, 2008** | $ 5,016 | $ 29,665 | $ 722,264 | $ 75,139 |

*The accompanying notes are an integral part of these financial statements.*

116

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Mutual Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 5,451 | $ 18,360 | $ 1,438 | $ 556 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 71 | 986 | 30 | (8) |
| Total realized gain (loss) on investments and capital gains distributions | 554 | 535 | 82 | 135 |
| Net unrealized appreciation (depreciation) of investments | 341 | 995 | 39 | (69) |
| Net increase (decrease) in net assets from operations | 966 | 2,516 | 151 | 58 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,555 | (616) | 856 | 153 |
| Net increase (decrease) in assets derived from principal transactions | 3,555 | (616) | 856 | 153 |
| Total increase (decrease) in net assets | 4,521 | 1,900 | 1,007 | 211 |
| **Net assets at December 31, 2007** | 9,972 | 20,260 | 2,445 | 767 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 49 | 345 | 11 | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 1,221 | 1,670 | 108 | (39) |
| Net unrealized appreciation (depreciation) of investments | (5,975) | (8,664) | (884) | (243) |
| Net increase (decrease) in net assets from operations | (4,705) | (6,649) | (765) | (286) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,739 | 1,949 | 387 | (85) |
| Net increase (decrease) in assets derived from principal transactions | 2,739 | 1,949 | 387 | (85) |
| Total increase (decrease) in net assets | (1,966) | (4,700) | (378) | (371) |
| **Net assets at December 31, 2008** | $ 8,006 | $ 15,560 | $ 2,067 | $ 396 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Franklin Small Cap Value Securities Fund - Class 2 | Fundamental Investors, Inc. - Class R-3 | Fundamental Investors, Inc. - Class R-4 | The Growth Fund of America® - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 88,521 | $ - | $ - | $ 7,813 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (354) | - | - | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 10,632 | - | - | 884 |
| Net unrealized appreciation (depreciation) of investments | (13,832) | - | - | (45) |
| Net increase (decrease) in net assets from operations | (3,554) | - | - | 856 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,669 | - | - | 3,773 |
| Net increase (decrease) in assets derived from principal transactions | 6,669 | - | - | 3,773 |
| Total increase (decrease) in net assets | 3,115 | - | - | 4,629 |
| **Net assets at December 31, 2007** | 91,636 | - | - | 12,442 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 189 | - | 28 | (8) |
| Total realized gain (loss) on investments and capital gains distributions | 6,374 | - | (83) | (22) |
| Net unrealized appreciation (depreciation) of investments | (37,896) | - | (1,214) | (5,721) |
| Net increase (decrease) in net assets from operations | (31,333) | - | (1,269) | (5,751) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,170 | 13 | 9,549 | 2,867 |
| Net increase (decrease) in assets derived from principal transactions | 3,170 | 13 | 9,549 | 2,867 |
| Total increase (decrease) in net assets | (28,163) | 13 | 8,280 | (2,884) |
| **Net assets at December 31, 2008** | $ 63,473 | $ 13 | $ 8,280 | $ 9,558 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 196,584 | $ 1,032 | $ 84 | $ 2,373 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 178 | 34 | 1 | 42 |
| Total realized gain (loss) on investments and capital gains distributions | 17,791 | 96 | 18 | 321 |
| Net unrealized appreciation (depreciation) of investments | 2,330 | (114) | (37) | (765) |
| Net increase (decrease) in net assets from operations | 20,299 | 16 | (18) | (402) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 31,895 | 612 | 70 | (48) |
| Net increase (decrease) in assets derived from principal transactions | 31,895 | 612 | 70 | (48) |
| Total increase (decrease) in net assets | 52,194 | 628 | 52 | (450) |
| **Net assets at December 31, 2007** | 248,778 | 1,660 | 136 | 1,923 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | 61 | 1 | 42 |
| Total realized gain (loss) on investments and capital gains distributions | 382 | (31) | (8) | (103) |
| Net unrealized appreciation (depreciation) of investments | (110,408) | (621) | (56) | (668) |
| Net increase (decrease) in net assets from operations | (110,046) | (591) | (63) | (729) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 42,388 | 466 | 28 | 163 |
| Net increase (decrease) in assets derived from principal transactions | 42,388 | 466 | 28 | 163 |
| Total increase (decrease) in net assets | (67,658) | (125) | (35) | (566) |
| **Net assets at December 31, 2008** | $ 181,120 | $ 1,535 | $ 101 | $ 1,357 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 973 | $ 1,633 | $ 3,286 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 36 | 85 | (33) | (879) |
| Total realized gain (loss) on investments and capital gains distributions | (4) | (8) | (317) | - |
| Net unrealized appreciation (depreciation) of investments | 25 | 35 | 554 | (1,934) |
| Net increase (decrease) in net assets from operations | 57 | 112 | 204 | (2,813) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 375 | 1,319 | 401 | 118,751 |
| Net increase (decrease) in assets derived from principal transactions | 375 | 1,319 | 401 | 118,751 |
| Total increase (decrease) in net assets | 432 | 1,431 | 605 | 115,938 |
| **Net assets at December 31, 2007** | 1,405 | 3,064 | 3,891 | 115,938 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 61 | 124 | (31) | (754) |
| Total realized gain (loss) on investments and capital gains distributions | - | 75 | 53 | 6,021 |
| Net unrealized appreciation (depreciation) of investments | 80 | (577) | (1,906) | (49,073) |
| Net increase (decrease) in net assets from operations | 141 | (378) | (1,884) | (43,806) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,289 | 795 | 26 | (8,829) |
| Net increase (decrease) in assets derived from principal transactions | 1,289 | 795 | 26 | (8,829) |
| Total increase (decrease) in net assets | 1,430 | 417 | (1,858) | (52,635) |
| **Net assets at December 31, 2008** | $ 2,835 | $ 3,481 | $ 2,033 | $ 63,303 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ - | $ 4,440 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (48) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 395 | - |
| Net unrealized appreciation (depreciation) of investments | - | (2) | 13 | - |
| Net increase (decrease) in net assets from operations | 1 | (2) | 360 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 42 | 149 | 1,456 | - |
| Net increase (decrease) in assets derived from principal transactions | 42 | 149 | 1,456 | - |
| Total increase (decrease) in net assets | 43 | 147 | 1,816 | - |
| **Net assets at December 31, 2007** | 43 | 147 | 6,256 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (52) | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | (11) | 286 | (1) |
| Net unrealized appreciation (depreciation) of investments | (47) | (52) | (2,687) | - |
| Net increase (decrease) in net assets from operations | (40) | (63) | (2,453) | (1) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 83 | (5) | 3,395 | 36 |
| Net increase (decrease) in assets derived from principal transactions | 83 | (5) | 3,395 | 36 |
| Total increase (decrease) in net assets | 43 | (68) | 942 | 35 |
| **Net assets at December 31, 2008** | $ 86 | $ 79 | $ 7,198 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING FMR℠ Diversified Mid Cap Portfolio - Service Class | ING Global Real Estate Portfolio - Institutional Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 14,604 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (154) | - | - | (869) |
| Total realized gain (loss) on investments and capital gains distributions | 403 | - | - | 10,253 |
| Net unrealized appreciation (depreciation) of investments | 1,812 | - | 4 | 18,114 |
| Net increase (decrease) in net assets from operations | 2,061 | - | 4 | 27,498 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,778 | - | 40 | 81,933 |
| Net increase (decrease) in assets derived from principal transactions | 2,778 | - | 40 | 81,933 |
| Total increase (decrease) in net assets | 4,839 | - | 44 | 109,431 |
| **Net assets at December 31, 2007** | 19,443 | - | 44 | 109,431 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (121) | 1 | 814 |
| Total realized gain (loss) on investments and capital gains distributions | 1,477 | (913) | 6 | 16,984 |
| Net unrealized appreciation (depreciation) of investments | (11,681) | (15,512) | (24) | (74,214) |
| Net increase (decrease) in net assets from operations | (10,209) | (16,546) | (17) | (56,416) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 12,203 | 52,513 | (2) | 20,558 |
| Net increase (decrease) in assets derived from principal transactions | 12,203 | 52,513 | (2) | 20,558 |
| Total increase (decrease) in net assets | 1,994 | 35,967 | (19) | (35,858) |
| **Net assets at December 31, 2008** | $ 21,437 | $ 35,967 | $ 25 | $ 73,573 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

|  | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 57 | $ 29,171 | $ 21,610 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (5) | 1 | 58 | (32) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 19 | 3,940 | 2,380 |
| Net unrealized appreciation (depreciation) of investments | 13 | 30 | 6,939 | 6,767 |
| Net increase (decrease) in net assets from operations | 10 | 50 | 10,937 | 9,115 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 4,601 | 261 | 3,723 | 9,448 |
| Net increase (decrease) in assets derived from principal transactions | 4,601 | 261 | 3,723 | 9,448 |
| Total increase (decrease) in net assets | 4,611 | 311 | 14,660 | 18,563 |
| **Net assets at December 31, 2007** | 4,611 | 368 | 43,831 | 40,173 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 6 | 9 | 512 | 387 |
| Total realized gain (loss) on investments and capital gains distributions | 750 | (101) | 3,302 | 2,968 |
| Net unrealized appreciation (depreciation) of investments | (5,728) | (153) | (25,117) | (22,553) |
| Net increase (decrease) in net assets from operations | (4,972) | (245) | (21,303) | (19,198) |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 7,766 | 48 | (4,081) | (5,250) |
| Net increase (decrease) in assets derived from principal transactions | 7,766 | 48 | (4,081) | (5,250) |
| Total increase (decrease) in net assets | 2,794 | (197) | (25,384) | (24,448) |
| **Net assets at December 31, 2008** | $ 7,405 | $ 171 | $ 18,447 | $ 15,725 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1,643 | $ 26 | $ 824 | $ 30,166 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (22) | 1 | 7 | (456) |
| Total realized gain (loss) on investments and capital gains distributions | 166 | 9 | 128 | 3,915 |
| Net unrealized appreciation (depreciation) of investments | (257) | (12) | (217) | 2,669 |
| Net increase (decrease) in net assets from operations | (113) | (2) | (82) | 6,128 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 938 | 48 | 1,097 | 23,557 |
| Net increase (decrease) in assets derived from principal transactions | 938 | 48 | 1,097 | 23,557 |
| Total increase (decrease) in net assets | 825 | 46 | 1,015 | 29,685 |
| **Net assets at December 31, 2007** | 2,468 | 72 | 1,839 | 59,851 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (10) | 1 | 32 | (495) |
| Total realized gain (loss) on investments and capital gains distributions | 38 | (16) | (87) | 4,598 |
| Net unrealized appreciation (depreciation) of investments | (903) | (8) | (626) | (31,754) |
| Net increase (decrease) in net assets from operations | (875) | (23) | (681) | (27,651) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 536 | (21) | (32) | 1,138 |
| Net increase (decrease) in assets derived from principal transactions | 536 | (21) | (32) | 1,138 |
| Total increase (decrease) in net assets | (339) | (44) | (713) | (26,513) |
| **Net assets at December 31, 2008** | $ 2,129 | $ 28 | $ 1,126 | $ 33,338 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Legg Mason Value Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,415 | $ 1,068 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (45) | (572) | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | 136 | 232 | 11 | - |
| Net unrealized appreciation (depreciation) of investments | (434) | 2,393 | (30) | - |
| Net increase (decrease) in net assets from operations | (343) | 2,053 | (13) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,322 | 128,642 | 529 | - |
| Net increase (decrease) in assets derived from principal transactions | 1,322 | 128,642 | 529 | - |
| Total increase (decrease) in net assets | 979 | 130,695 | 516 | - |
| **Net assets at December 31, 2007** | 4,394 | 131,763 | 516 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (29) | 2,313 | 13 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | (944) | 9,152 | 66 | (350) |
| Net unrealized appreciation (depreciation) of investments | (1,123) | (57,524) | (350) | (2,548) |
| Net increase (decrease) in net assets from operations | (2,096) | (46,059) | (271) | (2,885) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (850) | (12,544) | 261 | 8,099 |
| Net increase (decrease) in assets derived from principal transactions | (850) | (12,544) | 261 | 8,099 |
| Total increase (decrease) in net assets | (2,946) | (58,603) | (10) | 5,214 |
| **Net assets at December 31, 2008** | $ 1,448 | $ 73,160 | $ 506 | $ 5,214 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Adviser Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 2,747 | $ - | $ 7,306 | $ 45 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (36) | - | (2) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 148 | - | 1,033 | 11 |
| Net unrealized appreciation (depreciation) of investments | 278 | (2) | 569 | (18) |
| Net increase (decrease) in net assets from operations | 390 | (2) | 1,600 | (4) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,190 | 66 | 3,645 | 526 |
| Net increase (decrease) in assets derived from principal transactions | 1,190 | 66 | 3,645 | 526 |
| Total increase (decrease) in net assets | 1,580 | 64 | 5,245 | 522 |
| **Net assets at December 31, 2007** | 4,327 | 64 | 12,551 | 567 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (14) | - | 1 | 24 |
| Total realized gain (loss) on investments and capital gains distributions | 120 | (41) | 458 | (25) |
| Net unrealized appreciation (depreciation) of investments | (600) | (33) | (6,943) | (159) |
| Net increase (decrease) in net assets from operations | (494) | (74) | (6,484) | (160) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,527) | 75 | 341 | 90 |
| Net increase (decrease) in assets derived from principal transactions | (3,527) | 75 | 341 | 90 |
| Total increase (decrease) in net assets | (4,021) | 1 | (6,143) | (70) |
| **Net assets at December 31, 2008** | $ 306 | $ 65 | $ 6,408 | $ 497 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 269 | $ 36,559 | $ 13,022 | $ 825 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (317) | 638 | (51) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 17 | 2,370 | 3,078 | 102 |
| Net unrealized appreciation (depreciation) of investments | 858 | (1,896) | 2,510 | (81) |
| Net increase (decrease) in net assets from operations | 558 | 1,112 | 5,537 | 18 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 80,319 | (4,067) | 18,964 | 1,161 |
| Net increase (decrease) in assets derived from principal transactions | 80,319 | (4,067) | 18,964 | 1,161 |
| Total increase (decrease) in net assets | 80,877 | (2,955) | 24,501 | 1,179 |
| **Net assets at December 31, 2007** | 81,146 | 33,604 | 37,523 | 2,004 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,506 | 1,362 | 775 | 31 |
| Total realized gain (loss) on investments and capital gains distributions | 4,166 | 1,275 | 3,714 | (453) |
| Net unrealized appreciation (depreciation) of investments | (24,202) | (9,967) | (20,213) | (434) |
| Net increase (decrease) in net assets from operations | (16,530) | (7,330) | (15,724) | (856) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (12,962) | (3,924) | 2,976 | 194 |
| Net increase (decrease) in assets derived from principal transactions | (12,962) | (3,924) | 2,976 | 194 |
| Total increase (decrease) in net assets | (29,492) | (11,254) | (12,748) | (662) |
| **Net assets at December 31, 2008** | $ 51,654 | $ 22,350 | $ 24,775 | $ 1,342 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Equity Income Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 247 | $ 5,070 | $ - | $ 2,509 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | 331 | 1,448 | (31) |
| Total realized gain (loss) on investments and capital gains distributions | (8) | 11 | 74 | 217 |
| Net unrealized appreciation (depreciation) of investments | (14) | (257) | (5,352) | 14 |
| Net increase (decrease) in net assets from operations | 5 | 85 | (3,830) | 200 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 548 | 567 | 160,312 | 13,780 |
| Net increase (decrease) in assets derived from principal transactions | 548 | 567 | 160,312 | 13,780 |
| Total increase (decrease) in net assets | 553 | 652 | 156,482 | 13,980 |
| **Net assets at December 31, 2007** | 800 | 5,722 | 156,482 | 16,489 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 56 | 404 | 2,906 | 421 |
| Total realized gain (loss) on investments and capital gains distributions | (79) | (586) | (2,534) | 261 |
| Net unrealized appreciation (depreciation) of investments | (157) | (1,227) | (48,595) | (6,636) |
| Net increase (decrease) in net assets from operations | (180) | (1,409) | (48,223) | (5,954) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (11) | 149 | 3,109 | 1,096 |
| Net increase (decrease) in assets derived from principal transactions | (11) | 149 | 3,109 | 1,096 |
| Total increase (decrease) in net assets | (191) | (1,260) | (45,114) | (4,858) |
| **Net assets at December 31, 2008** | $ 609 | $ 4,462 | $ 111,368 | $ 11,631 |

*The accompanying notes are an integral part of these financial statements.*

128

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 25 | $ - | $ 783 | $ 6 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | (383) | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | - | 16 | - |
| Net unrealized appreciation (depreciation) of investments | (1) | - | (2,175) | - |
| Net increase (decrease) in net assets from operations | - | - | (2,542) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 86 | - | 98,750 | 10 |
| Net increase (decrease) in assets derived from principal transactions | 86 | - | 98,750 | 10 |
| Total increase (decrease) in net assets | 86 | - | 96,208 | 10 |
| **Net assets at December 31, 2007** | 111 | - | 96,991 | 16 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | 996 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | (1) | 2,997 | 9 |
| Net unrealized appreciation (depreciation) of investments | (53) | (1) | (36,707) | (74) |
| Net increase (decrease) in net assets from operations | (48) | (2) | (32,714) | (62) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 46 | 4 | 1,187 | 250 |
| Net increase (decrease) in assets derived from principal transactions | 46 | 4 | 1,187 | 250 |
| Total increase (decrease) in net assets | (2) | 2 | (31,527) | 188 |
| **Net assets at December 31, 2008** | $ 109 | $ 2 | $ 65,464 | $ 204 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
### *(Dollars in thousands)*

| | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,625 | $ 86,924 | $ 215 | $ 87,796 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 47 | 951 | 5 | 370 |
| Total realized gain (loss) on investments and capital gains distributions | 192 | 12,895 | 36 | 5,033 |
| Net unrealized appreciation (depreciation) of investments | (63) | (11,663) | (61) | (3,764) |
| Net increase (decrease) in net assets from operations | 176 | 2,183 | (20) | 1,639 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (213) | 79,883 | 956 | 12,269 |
| Net increase (decrease) in assets derived from principal transactions | (213) | 79,883 | 956 | 12,269 |
| Total increase (decrease) in net assets | (37) | 82,066 | 936 | 13,908 |
| **Net assets at December 31, 2007** | 3,588 | 168,990 | 1,151 | 101,704 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 112 | 6,214 | 32 | 3,165 |
| Total realized gain (loss) on investments and capital gains distributions | 24 | 15,596 | 8 | 7,576 |
| Net unrealized appreciation (depreciation) of investments | (1,486) | (79,630) | (532) | (49,945) |
| Net increase (decrease) in net assets from operations | (1,350) | (57,820) | (492) | (39,204) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 134 | 47,698 | 259 | 12,008 |
| Net increase (decrease) in assets derived from principal transactions | 134 | 47,698 | 259 | 12,008 |
| Total increase (decrease) in net assets | (1,216) | (10,122) | (233) | (27,196) |
| **Net assets at December 31, 2008** | $ 2,372 | $ 158,868 | $ 918 | $ 74,508 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Institutional Class | ING Van Kampen Capital Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 1,421 | $ - | $ 14 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (2) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 144 | - | 3 |
| Net unrealized appreciation (depreciation) of investments | (6) | (144) | - | 9 |
| Net increase (decrease) in net assets from operations | (11) | (2) | - | 12 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,197 | 1,414 | - | 61 |
| Net increase (decrease) in assets derived from principal transactions | 1,197 | 1,414 | - | 61 |
| Total increase (decrease) in net assets | 1,186 | 1,412 | - | 73 |
| **Net assets at December 31, 2007** | 1,186 | 2,833 | - | 87 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | (1) | (2) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 19 | (4) | (90) | (11) |
| Net unrealized appreciation (depreciation) of investments | (514) | (1,297) | (94) | (132) |
| Net increase (decrease) in net assets from operations | (492) | (1,302) | (186) | (144) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 80 | 579 | 548 | 202 |
| Net increase (decrease) in assets derived from principal transactions | 80 | 579 | 548 | 202 |
| Total increase (decrease) in net assets | (412) | (723) | 362 | 58 |
| **Net assets at December 31, 2008** | $ 774 | $ 2,110 | $ 362 | $ 145 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING Van Kampen Large Cap Growth Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 15,704 | $ 162 | $ - | $ 754 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 103 | (2) | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 1,414 | 7 | - | 88 |
| Net unrealized appreciation (depreciation) of investments | (1,343) | (3) | - | (296) |
| Net increase (decrease) in net assets from operations | 174 | 2 | - | (205) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,410 | (22) | - | 393 |
| Net increase (decrease) in assets derived from principal transactions | 1,410 | (22) | - | 393 |
| Total increase (decrease) in net assets | 1,584 | (20) | - | 188 |
| **Net assets at December 31, 2007** | 17,288 | 142 | - | 942 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 475 | 1 | - | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 716 | (3) | - | 114 |
| Net unrealized appreciation (depreciation) of investments | (7,115) | (1) | - | (590) |
| Net increase (decrease) in net assets from operations | (5,924) | (3) | - | (469) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,747 | (139) | - | 251 |
| Net increase (decrease) in assets derived from principal transactions | 1,747 | (139) | - | 251 |
| Total increase (decrease) in net assets | (4,177) | (142) | - | (218) |
| **Net assets at December 31, 2008** | $ 13,111 | $ - | $ - | $ 724 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
### *(Dollars in thousands)*

| | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Institutional Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Disciplined Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 16,905 | $ - | $ 2,537 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 36 | (33) | (84) | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,824 | 4 | 533 | - |
| Net unrealized appreciation (depreciation) of investments | (7,927) | (304) | (190) | - |
| Net increase (decrease) in net assets from operations | (5,067) | (333) | 259 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,000 | 22,695 | 4,320 | 3 |
| Net increase (decrease) in assets derived from principal transactions | 9,000 | 22,695 | 4,320 | 3 |
| Total increase (decrease) in net assets | 3,933 | 22,362 | 4,579 | 3 |
| **Net assets at December 31, 2007** | 20,838 | 22,362 | 7,116 | 3 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 80 | 957 | 254 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,340 | 2,290 | 272 | (1) |
| Net unrealized appreciation (depreciation) of investments | (11,957) | (12,785) | (3,273) | - |
| Net increase (decrease) in net assets from operations | (10,537) | (9,538) | (2,747) | (1) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,988 | (1,453) | (1,436) | (2) |
| Net increase (decrease) in assets derived from principal transactions | 6,988 | (1,453) | (1,436) | (2) |
| Total increase (decrease) in net assets | (3,549) | (10,991) | (4,183) | (3) |
| **Net assets at December 31, 2008** | $ 17,289 | $ 11,371 | $ 2,933 | $ - |

*The accompanying notes are an integral part of these financial statements.*

133

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

|  | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Growth Opportunities Fund - Class Q | ING International SmallCap Multi-Manager Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $      767 | $     1,141 | $      7 | $      837 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (10) | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 54 | 58 | 2 | 480 |
| Net unrealized appreciation (depreciation) of investments | (136) | (90) | - | (379) |
| Net increase (decrease) in net assets from operations | (77) | (42) | 2 | 105 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 433 | (77) | 2 | 1,279 |
| Net increase (decrease) in assets derived from principal transactions | 433 | (77) | 2 | 1,279 |
| Total increase (decrease) in net assets | 356 | (119) | 4 | 1,384 |
| **Net assets at December 31, 2007** | 1,123 | 1,022 | 11 | 2,221 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 20 | (1) | - | 29 |
| Total realized gain (loss) on investments and capital gains distributions | (211) | (192) | - | (92) |
| Net unrealized appreciation (depreciation) of investments | 87 | (231) | (8) | (1,196) |
| Net increase (decrease) in net assets from operations | (104) | (424) | (8) | (1,259) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,019) | 349 | 4 | 299 |
| Net increase (decrease) in assets derived from principal transactions | (1,019) | 349 | 4 | 299 |
| Total increase (decrease) in net assets | (1,123) | (75) | (4) | (960) |
| **Net assets at December 31, 2008** | $      - | $      947 | $      7 | $     1,261 |

*The accompanying notes are an integral part of these financial statements.*

134

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Small- Mid Cap Value Portfolio - Adviser Class | ING American Century Small- Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 9 | $ 5,290 | $ 22 | $ 33,826 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 5 | - | (193) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 628 | 6 | 4,881 |
| Net unrealized appreciation (depreciation) of investments | (4) | (763) | (8) | (5,673) |
| Net increase (decrease) in net assets from operations | (2) | (130) | (2) | (985) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 79 | (730) | 17 | (4,206) |
| Net increase (decrease) in assets derived from principal transactions | 79 | (730) | 17 | (4,206) |
| Total increase (decrease) in net assets | 77 | (860) | 15 | (5,191) |
| **Net assets at December 31, 2007** | 86 | 4,430 | 37 | 28,635 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 475 | 1 | (43) |
| Total realized gain (loss) on investments and capital gains distributions | 30 | 729 | (7) | 2,748 |
| Net unrealized appreciation (depreciation) of investments | (75) | (2,931) | (10) | (10,546) |
| Net increase (decrease) in net assets from operations | (35) | (1,727) | (16) | (7,841) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 27 | 114 | 18 | 1,281 |
| Net increase (decrease) in assets derived from principal transactions | 27 | 114 | 18 | 1,281 |
| Total increase (decrease) in net assets | (8) | (1,613) | 2 | (6,560) |
| **Net assets at December 31, 2008** | $ 78 | $ 2,817 | $ 39 | $ 22,075 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 306 | $ 63 | $ 91,451 | $ 39 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | (1) | (996) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 48 | 8 | 3,264 | 9 |
| Net unrealized appreciation (depreciation) of investments | 58 | (3) | 2,329 | (31) |
| Net increase (decrease) in net assets from operations | 88 | 4 | 4,597 | (25) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,823 | 190 | 12,652 | 782 |
| Net increase (decrease) in assets derived from principal transactions | 2,823 | 190 | 12,652 | 782 |
| Total increase (decrease) in net assets | 2,911 | 194 | 17,249 | 757 |
| **Net assets at December 31, 2007** | 3,217 | 257 | 108,700 | 796 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23) | (1) | (814) | (9) |
| Total realized gain (loss) on investments and capital gains distributions | (40) | (27) | 4,779 | (33) |
| Net unrealized appreciation (depreciation) of investments | (1,397) | (109) | (50,479) | (377) |
| Net increase (decrease) in net assets from operations | (1,460) | (137) | (46,514) | (419) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 369 | 96 | 4,050 | 576 |
| Net increase (decrease) in assets derived from principal transactions | 369 | 96 | 4,050 | 576 |
| Total increase (decrease) in net assets | (1,091) | (41) | (42,464) | 157 |
| **Net assets at December 31, 2008** | $ 2,126 | $ 216 | $ 66,236 | $ 953 |

*The accompanying notes are an integral part of these financial statements.*

136

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Davis New York Venture Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Index Solution 2015 Portfolio - Adviser Class | ING Index Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 9,468 | $ 110 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (85) | (5) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 394 | 19 | - | - |
| Net unrealized appreciation (depreciation) of investments | (49) | 81 | - | - |
| Net increase (decrease) in net assets from operations | 260 | 95 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,585 | 3,839 | - | - |
| Net increase (decrease) in assets derived from principal transactions | 1,585 | 3,839 | - | - |
| Total increase (decrease) in net assets | 1,845 | 3,934 | - | - |
| **Net assets at December 31, 2007** | 11,313 | 4,044 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (26) | (14) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 411 | - | - |
| Net unrealized appreciation (depreciation) of investments | (5,140) | (4,082) | 1 | 2 |
| Net increase (decrease) in net assets from operations | (5,148) | (3,685) | 1 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,424 | 6,348 | 36 | 79 |
| Net increase (decrease) in assets derived from principal transactions | 2,424 | 6,348 | 36 | 79 |
| Total increase (decrease) in net assets | (2,724) | 2,663 | 37 | 81 |
| **Net assets at December 31, 2008** | $ 8,589 | $ 6,707 | $ 37 | $ 81 |

*The accompanying notes are an integral part of these financial statements.*

137

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

|  | ING Index Solution 2035 Portfolio - Adviser Class | ING Index Solution 2045 Portfolio - Adviser Class | ING Index Solution Income Portfolio - Adviser Class | ING JPMorgan International Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ - | $ - | $ 20 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | - | - | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 3 |
| Net unrealized appreciation (depreciation) of investments | - | - | - | (4) |
| Net increase (decrease) in net assets from operations | - | - | - | 2 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | - | - | - | 169 |
| Net increase (decrease) in assets derived from principal transactions | - | - | - | 169 |
| Total increase (decrease) in net assets | - | - | - | 171 |
| **Net assets at December 31, 2007** | - | - | - | 191 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | - | - | - | 6 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | (12) |
| Net unrealized appreciation (depreciation) of investments | 1 | - | - | 3 |
| Net increase (decrease) in net assets from operations | 1 | - | - | (3) |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 50 | 6 | 1 | (188) |
| Net increase (decrease) in assets derived from principal transactions | 50 | 6 | 1 | (188) |
| Total increase (decrease) in net assets | 51 | 6 | 1 | (191) |
| **Net assets at December 31, 2008** | $ 51 | $ 6 | $ 1 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 150,203 | $ 16 | $ 91 | $ 32,578 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,581 | - | - | (183) |
| Total realized gain (loss) on investments and capital gains distributions | 14,809 | - | 23 | 2,736 |
| Net unrealized appreciation (depreciation) of investments | (3,771) | 1 | (35) | (2,133) |
| Net increase (decrease) in net assets from operations | 12,619 | 1 | (12) | 420 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (20,511) | 14 | 307 | 1,986 |
| Net increase (decrease) in assets derived from principal transactions | (20,511) | 14 | 307 | 1,986 |
| Total increase (decrease) in net assets | (7,892) | 15 | 295 | 2,406 |
| **Net assets at December 31, 2007** | 142,311 | 31 | 386 | 34,984 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,607 | 1 | 4 | 305 |
| Total realized gain (loss) on investments and capital gains distributions | 38,722 | 2 | (37) | 2,533 |
| Net unrealized appreciation (depreciation) of investments | (47,137) | (3) | (85) | (13,907) |
| Net increase (decrease) in net assets from operations | (4,808) | - | (118) | (11,069) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (137,503) | (31) | (23) | (2,795) |
| Net increase (decrease) in assets derived from principal transactions | (137,503) | (31) | (23) | (2,795) |
| Total increase (decrease) in net assets | (142,311) | (31) | (141) | (13,864) |
| **Net assets at December 31, 2008** | $ - | $ - | $ 245 | $ 21,120 |

*The accompanying notes are an integral part of these financial statements.*

139

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
### *(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 17 | $ 203,807 | $ 82 | $ 33 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1,922) | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | 4 | (9,429) | 4 | 6 |
| Net unrealized appreciation (depreciation) of investments | (7) | 7,512 | (6) | (5) |
| Net increase (decrease) in net assets from operations | (3) | (3,839) | (3) | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 82 | (38,945) | 8 | 108 |
| Net increase (decrease) in assets derived from principal transactions | 82 | (38,945) | 8 | 108 |
| Total increase (decrease) in net assets | 79 | (42,784) | 5 | 109 |
| **Net assets at December 31, 2007** | 96 | 161,023 | 87 | 142 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1,316) | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | (10) | (20,709) | 1 | (13) |
| Net unrealized appreciation (depreciation) of investments | (27) | (37,274) | (67) | 4 |
| Net increase (decrease) in net assets from operations | (37) | (59,299) | (67) | (9) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1 | (17,346) | 100 | (133) |
| Net increase (decrease) in assets derived from principal transactions | 1 | (17,346) | 100 | (133) |
| Total increase (decrease) in net assets | (36) | (76,645) | 33 | (142) |
| **Net assets at December 31, 2008** | $ 60 | $ 84,378 | $ 120 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,850 | $ 232 | $ 1 | $ 13,497 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (38) | (8) | - | 27 |
| Total realized gain (loss) on investments and capital gains distributions | 153 | 40 | - | 1,739 |
| Net unrealized appreciation (depreciation) of investments | 26 | (52) | (2) | (2,299) |
| Net increase (decrease) in net assets from operations | 141 | (20) | (2) | (533) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (455) | 2,054 | 63 | (2,003) |
| Net increase (decrease) in assets derived from principal transactions | (455) | 2,054 | 63 | (2,003) |
| Total increase (decrease) in net assets | (314) | 2,034 | 61 | (2,536) |
| **Net assets at December 31, 2007** | 3,536 | 2,266 | 62 | 10,961 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (10) | (24) | - | 395 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | (325) | (4) | (4,289) |
| Net unrealized appreciation (depreciation) of investments | (250) | (1,673) | 2 | 351 |
| Net increase (decrease) in net assets from operations | (255) | (2,022) | (2) | (3,543) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (3,281) | 1,722 | (60) | (7,418) |
| Net increase (decrease) in assets derived from principal transactions | (3,281) | 1,722 | (60) | (7,418) |
| Total increase (decrease) in net assets | (3,536) | (300) | (62) | (10,961) |
| **Net assets at December 31, 2008** | $ - | $ 1,966 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

141

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 96 | $ 921,330 | $ 180 | $ 127 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 298 | 1 | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 15 | 81,523 | 24 | 3 |
| Net unrealized appreciation (depreciation) of investments | (12) | (31,597) | (17) | 2 |
| Net increase (decrease) in net assets from operations | 3 | 50,224 | 8 | 14 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 266 | (130,832) | 251 | 134 |
| Net increase (decrease) in assets derived from principal transactions | 266 | (130,832) | 251 | 134 |
| Total increase (decrease) in net assets | 269 | (80,608) | 259 | 148 |
| **Net assets at December 31, 2007** | 365 | 840,722 | 439 | 275 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 8,163 | 4 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | (31) | 62,486 | 15 | (13) |
| Net unrealized appreciation (depreciation) of investments | (148) | (385,205) | (191) | (65) |
| Net increase (decrease) in net assets from operations | (173) | (314,556) | (172) | (61) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 46 | (102,226) | - | 44 |
| Net increase (decrease) in assets derived from principal transactions | 46 | (102,226) | - | 44 |
| Total increase (decrease) in net assets | (127) | (416,782) | (172) | (17) |
| **Net assets at December 31, 2008** | $ 238 | $ 423,940 | $ 267 | $ 258 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 112,893 | $ - | $ 269 | $ 62,923 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,210 | (2) | 15 | 1,665 |
| Total realized gain (loss) on investments and capital gains distributions | 1,642 | - | 5 | 433 |
| Net unrealized appreciation (depreciation) of investments | 2,740 | (3) | 22 | 3,685 |
| Net increase (decrease) in net assets from operations | 8,592 | (5) | 42 | 5,783 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,203 | 3,831 | 243 | 14,304 |
| Net increase (decrease) in assets derived from principal transactions | 4,203 | 3,831 | 243 | 14,304 |
| Total increase (decrease) in net assets | 12,795 | 3,826 | 285 | 20,087 |
| **Net assets at December 31, 2007** | 125,688 | 3,826 | 554 | 83,010 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5,472 | 7 | 36 | 4,074 |
| Total realized gain (loss) on investments and capital gains distributions | 503 | 7 | 12 | 1,587 |
| Net unrealized appreciation (depreciation) of investments | (28,238) | (26) | (70) | (7,862) |
| Net increase (decrease) in net assets from operations | (22,263) | (12) | (22) | (2,201) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,942 | (3,598) | 338 | 24,040 |
| Net increase (decrease) in assets derived from principal transactions | 5,942 | (3,598) | 338 | 24,040 |
| Total increase (decrease) in net assets | (16,321) | (3,610) | 316 | 21,839 |
| **Net assets at December 31, 2008** | $ 109,367 | $ 216 | $ 870 | $ 104,849 |

*The accompanying notes are an integral part of these financial statements.*

143

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1,000 | $ 6 | $ 2,850 | $ 15,208 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 162 | 2 | (1) | (81) |
| Total realized gain (loss) on investments and capital gains distributions | 40 | - | 68 | 673 |
| Net unrealized appreciation (depreciation) of investments | (127) | (3) | 137 | 52 |
| Net increase (decrease) in net assets from operations | 75 | (1) | 204 | 644 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,109 | 90 | 6,696 | 14,447 |
| Net increase (decrease) in assets derived from principal transactions | 4,109 | 90 | 6,696 | 14,447 |
| Total increase (decrease) in net assets | 4,184 | 89 | 6,900 | 15,091 |
| **Net assets at December 31, 2007** | 5,184 | 95 | 9,750 | 30,299 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 347 | 6 | 120 | 252 |
| Total realized gain (loss) on investments and capital gains distributions | (197) | 1 | 216 | 656 |
| Net unrealized appreciation (depreciation) of investments | (1,867) | (41) | (3,943) | (10,651) |
| Net increase (decrease) in net assets from operations | (1,717) | (34) | (3,607) | (9,743) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 500 | 20 | 4,478 | 7,869 |
| Net increase (decrease) in assets derived from principal transactions | 500 | 20 | 4,478 | 7,869 |
| Total increase (decrease) in net assets | (1,217) | (14) | 871 | (1,874) |
| **Net assets at December 31, 2008** | $ 3,967 | $ 81 | $ 10,621 | $ 28,425 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

|  | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 4,390 | $ 18,183 | $ 3,854 | $ 12,006 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (127) | (13) | (85) |
| Total realized gain (loss) on investments and capital gains distributions | 109 | 615 | 96 | 381 |
| Net unrealized appreciation (depreciation) of investments | 135 | 226 | 62 | 289 |
| Net increase (decrease) in net assets from operations | 232 | 714 | 145 | 585 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 7,481 | 20,666 | 5,831 | 14,953 |
| Net increase (decrease) in assets derived from principal transactions | 7,481 | 20,666 | 5,831 | 14,953 |
| Total increase (decrease) in net assets | 7,713 | 21,380 | 5,976 | 15,538 |
| **Net assets at December 31, 2007** | 12,103 | 39,563 | 9,830 | 27,544 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 98 | 208 | 79 | 150 |
| Total realized gain (loss) on investments and capital gains distributions | 293 | 960 | 302 | 878 |
| Net unrealized appreciation (depreciation) of investments | (6,064) | (18,098) | (5,470) | (14,504) |
| Net increase (decrease) in net assets from operations | (5,673) | (16,930) | (5,089) | (13,476) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,598 | 15,303 | 5,026 | 13,643 |
| Net increase (decrease) in assets derived from principal transactions | 5,598 | 15,303 | 5,026 | 13,643 |
| Total increase (decrease) in net assets | (75) | (1,627) | (63) | 167 |
| **Net assets at December 31, 2008** | $ 12,028 | $ 37,936 | $ 9,767 | $ 27,711 |

*The accompanying notes are an integral part of these financial statements.*

145

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution Growth and Income Portfolio - Service Class | ING Solution Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 2,250 | $ 7,586 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | (88) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 79 | 220 | - | - |
| Net unrealized appreciation (depreciation) of investments | 27 | 283 | - | - |
| Net increase (decrease) in net assets from operations | 94 | 415 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,514 | 9,461 | - | - |
| Net increase (decrease) in assets derived from principal transactions | 5,514 | 9,461 | - | - |
| Total increase (decrease) in net assets | 5,608 | 9,876 | - | - |
| **Net assets at December 31, 2007** | 7,858 | 17,462 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 44 | 42 | (1) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 170 | 613 | (26) | (52) |
| Net unrealized appreciation (depreciation) of investments | (4,003) | (9,919) | (7) | (7) |
| Net increase (decrease) in net assets from operations | (3,789) | (9,264) | (34) | (60) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,396 | 9,490 | 659 | 234 |
| Net increase (decrease) in assets derived from principal transactions | 2,396 | 9,490 | 659 | 234 |
| Total increase (decrease) in net assets | (1,393) | 226 | 625 | 174 |
| **Net assets at December 31, 2008** | $ 6,465 | $ 17,688 | $ 625 | $ 174 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1,657 | $ 2,746 | $ 39 | $ 397,287 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | (13) | - | (3,472) |
| Total realized gain (loss) on investments and capital gains distributions | 41 | 125 | 13 | 49,859 |
| Net unrealized appreciation (depreciation) of investments | 211 | 63 | (7) | 275 |
| Net increase (decrease) in net assets from operations | 260 | 175 | 6 | 46,662 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,510 | 4,464 | 320 | (54,649) |
| Net increase (decrease) in assets derived from principal transactions | 5,510 | 4,464 | 320 | (54,649) |
| Total increase (decrease) in net assets | 5,770 | 4,639 | 326 | (7,987) |
| **Net assets at December 31, 2007** | 7,427 | 7,385 | 365 | 389,300 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 114 | 83 | (1) | (1,791) |
| Total realized gain (loss) on investments and capital gains distributions | 121 | (59) | (5) | 48,267 |
| Net unrealized appreciation (depreciation) of investments | (1,905) | (1,545) | (174) | (208,361) |
| Net increase (decrease) in net assets from operations | (1,670) | (1,521) | (180) | (161,885) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,352 | 1,085 | 27 | (27,342) |
| Net increase (decrease) in assets derived from principal transactions | 2,352 | 1,085 | 27 | (27,342) |
| Total increase (decrease) in net assets | 682 | (436) | (153) | (189,227) |
| **Net assets at December 31, 2008** | $ 8,109 | $ 6,949 | $ 212 | $ 200,073 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 425 | $ 143 | $ 281,531 | $ 867 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (2) | (1,573) | (6) |
| Total realized gain (loss) on investments and capital gains distributions | 56 | 53 | 12,711 | 75 |
| Net unrealized appreciation (depreciation) of investments | (3) | (29) | 12,582 | 18 |
| Net increase (decrease) in net assets from operations | 50 | 22 | 23,720 | 87 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 39 | 990 | (30,226) | 280 |
| Net increase (decrease) in assets derived from principal transactions | 39 | 990 | (30,226) | 280 |
| Total increase (decrease) in net assets | 89 | 1,012 | (6,506) | 367 |
| **Net assets at December 31, 2007** | 514 | 1,155 | 275,025 | 1,234 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (1) | 706 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 41 | (76) | 9,203 | 76 |
| Net unrealized appreciation (depreciation) of investments | (254) | (464) | (120,189) | (750) |
| Net increase (decrease) in net assets from operations | (216) | (541) | (110,280) | (669) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (26) | 129 | (22,970) | 453 |
| Net increase (decrease) in assets derived from principal transactions | (26) | 129 | (22,970) | 453 |
| Total increase (decrease) in net assets | (242) | (412) | (133,250) | (216) |
| **Net assets at December 31, 2008** | $ 272 | $ 743 | $ 141,775 | $ 1,018 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | - | $ 302 | $ 54 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 11 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 131 | 7 |
| Net unrealized appreciation (depreciation) of investments | - | - | 122 | (22) |
| Net increase (decrease) in net assets from operations | - | - | 264 | (16) |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | 4,867 | 483 |
| Net increase (decrease) in assets derived from principal transactions | - | - | 4,867 | 483 |
| Total increase (decrease) in net assets | - | - | 5,131 | 467 |
| **Net assets at December 31, 2007** | - | - | 5,433 | 521 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 1,774 | (15) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (17) | (3,433) | (81) | (33) |
| Net unrealized appreciation (depreciation) of investments | (76) | (48,104) | (155) | (179) |
| Net increase (decrease) in net assets from operations | (89) | (49,763) | (251) | (213) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 232 | 125,371 | (5,142) | (13) |
| Net increase (decrease) in assets derived from principal transactions | 232 | 125,371 | (5,142) | (13) |
| Total increase (decrease) in net assets | 143 | 75,608 | (5,393) | (226) |
| **Net assets at December 31, 2008** | $ 143 | $ 75,608 | $ 40 | $ 295 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 117,356 | $ - | $ 135,280 | $ 3 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (695) | - | (518) | - |
| Total realized gain (loss) on investments and capital gains distributions | (6,680) | - | (3,980) | - |
| Net unrealized appreciation (depreciation) of investments | 14,266 | - | 4,862 | - |
| Net increase (decrease) in net assets from operations | 6,891 | - | 364 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (10,814) | 13 | (9,172) | 3 |
| Net increase (decrease) in assets derived from principal transactions | (10,814) | 13 | (9,172) | 3 |
| Total increase (decrease) in net assets | (3,923) | 13 | (8,808) | 3 |
| **Net assets at December 31, 2007** | 113,433 | 13 | 126,472 | 6 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (429) | 1 | 1,274 | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,171) | - | (10,767) | - |
| Net unrealized appreciation (depreciation) of investments | (40,240) | (24) | (36,911) | (4) |
| Net increase (decrease) in net assets from operations | (43,840) | (23) | (46,404) | (4) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (8,107) | 53 | (15,791) | 4 |
| Net increase (decrease) in assets derived from principal transactions | (8,107) | 53 | (15,791) | 4 |
| Total increase (decrease) in net assets | (51,947) | 30 | (62,195) | - |
| **Net assets at December 31, 2008** | $ 61,486 | $ 43 | $ 64,277 | $ 6 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 24 | $ 151 | $ 100,241 | $ 21 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 3 | 130 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 16 | 18 | 6,497 | 5 |
| Net unrealized appreciation (depreciation) of investments | (37) | (42) | (9,132) | (4) |
| Net increase (decrease) in net assets from operations | (24) | (21) | (2,505) | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 592 | 252 | (13,824) | 178 |
| Net increase (decrease) in assets derived from principal transactions | 592 | 252 | (13,824) | 178 |
| Total increase (decrease) in net assets | 568 | 231 | (16,329) | 182 |
| **Net assets at December 31, 2007** | 592 | 382 | 83,912 | 203 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 8 | 1,712 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | (90) | (66) | 1,802 | (15) |
| Net unrealized appreciation (depreciation) of investments | 37 | (77) | (31,217) | (113) |
| Net increase (decrease) in net assets from operations | (55) | (135) | (27,703) | (111) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (537) | (41) | (13,235) | 216 |
| Net increase (decrease) in assets derived from principal transactions | (537) | (41) | (13,235) | 216 |
| Total increase (decrease) in net assets | (592) | (176) | (40,938) | 105 |
| **Net assets at December 31, 2008** | $ - | $ 206 | $ 42,974 | $ 308 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 378,557 | $ 90 | $ 39,520 | $ 88,592 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4,947 | 3 | 816 | 549 |
| Total realized gain (loss) on investments and capital gains distributions | 21,684 | 6 | 1,684 | 7,336 |
| Net unrealized appreciation (depreciation) of investments | (16,807) | (8) | (754) | (4,560) |
| Net increase (decrease) in net assets from operations | 9,824 | 1 | 1,746 | 3,325 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (63,112) | 97 | (3,605) | (7,328) |
| Net increase (decrease) in assets derived from principal transactions | (63,112) | 97 | (3,605) | (7,328) |
| Total increase (decrease) in net assets | (53,288) | 98 | (1,859) | (4,003) |
| **Net assets at December 31, 2007** | 325,269 | 188 | 37,661 | 84,589 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11,260 | 7 | 1,060 | 999 |
| Total realized gain (loss) on investments and capital gains distributions | 14,899 | 6 | 1,590 | 7,057 |
| Net unrealized appreciation (depreciation) of investments | (98,950) | (62) | (11,399) | (37,541) |
| Net increase (decrease) in net assets from operations | (72,791) | (49) | (8,749) | (29,485) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (35,482) | 18 | (3,072) | (6,229) |
| Net increase (decrease) in assets derived from principal transactions | (35,482) | 18 | (3,072) | (6,229) |
| Total increase (decrease) in net assets | (108,273) | (31) | (11,821) | (35,714) |
| **Net assets at December 31, 2008** | $ 216,996 | $ 157 | $ 25,840 | $ 48,875 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
### *(Dollars in thousands)*

| | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class A | ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 82,807 | $ - | $ 1,940,188 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 904 | 2 | 3,797 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 5,765 | - | (106,075) | - |
| Net unrealized appreciation (depreciation) of investments | (3,399) | (1) | 217,416 | - |
| Net increase (decrease) in net assets from operations | 3,270 | 1 | 115,138 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (12,927) | 157 | (296,758) | 100 |
| Net increase (decrease) in assets derived from principal transactions | (12,927) | 157 | (296,758) | 100 |
| Total increase (decrease) in net assets | (9,657) | 158 | (181,620) | 101 |
| **Net assets at December 31, 2007** | 73,150 | 158 | 1,758,568 | 101 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,294 | 4 | 4,079 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 7,253 | (56) | (101,523) | (17) |
| Net unrealized appreciation (depreciation) of investments | (30,451) | (138) | (526,910) | (156) |
| Net increase (decrease) in net assets from operations | (21,904) | (190) | (624,354) | (169) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,721) | 403 | (207,576) | 373 |
| Net increase (decrease) in assets derived from principal transactions | (4,721) | 403 | (207,576) | 373 |
| Total increase (decrease) in net assets | (26,625) | 213 | (831,930) | 204 |
| **Net assets at December 31, 2008** | $ 46,525 | $ 371 | $ 926,638 | $ 305 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 995 | $ 7,605 | $ 27,885 | $ 685 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | 113 | 292 | - |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 123 | 305 | 34 |
| Net unrealized appreciation (depreciation) of investments | (8) | (14) | 326 | (30) |
| Net increase (decrease) in net assets from operations | 27 | 222 | 923 | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (105) | (2,129) | (5,604) | (29) |
| Net increase (decrease) in assets derived from principal transactions | (105) | (2,129) | (5,604) | (29) |
| Total increase (decrease) in net assets | (78) | (1,907) | (4,681) | (25) |
| **Net assets at December 31, 2007** | 917 | 5,698 | 23,204 | 660 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | 158 | 161 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (33) | (261) | 1,008 | 87 |
| Net unrealized appreciation (depreciation) of investments | (31) | (197) | (2,178) | (141) |
| Net increase (decrease) in net assets from operations | (40) | (300) | (1,009) | (55) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (877) | (5,398) | (4,537) | (124) |
| Net increase (decrease) in assets derived from principal transactions | (877) | (5,398) | (4,537) | (124) |
| Total increase (decrease) in net assets | (917) | (5,698) | (5,546) | (179) |
| **Net assets at December 31, 2008** | $ - | $ - | $ 17,658 | $ 481 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 3,931 | $ 3,556 | $ 1,507 | $ 168 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 19 | 29 | 4 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 265 | 196 | 97 | 5 |
| Net unrealized appreciation (depreciation) of investments | (239) | (169) | (84) | (3) |
| Net increase (decrease) in net assets from operations | 45 | 56 | 17 | 3 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (1,058) | (1,096) | (555) | (7) |
| Net increase (decrease) in assets derived from principal transactions | (1,058) | (1,096) | (555) | (7) |
| Total increase (decrease) in net assets | (1,013) | (1,040) | (538) | (4) |
| **Net assets at December 31, 2007** | 2,918 | 2,516 | 969 | 164 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 12 | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 367 | 402 | 147 | 28 |
| Net unrealized appreciation (depreciation) of investments | (584) | (569) | (225) | (40) |
| Net increase (decrease) in net assets from operations | (212) | (155) | (76) | (12) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (471) | (325) | (119) | (10) |
| Net increase (decrease) in assets derived from principal transactions | (471) | (325) | (119) | (10) |
| Total increase (decrease) in net assets | (683) | (480) | (195) | (22) |
| **Net assets at December 31, 2008** | $ 2,235 | $ 2,036 | $ 774 | $ 142 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Global Science and Technology Portfolio - Class I | ING International Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $    76 | $    47 | $    37,594 | $    - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | (385) | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 1 | 1,796 | - |
| Net unrealized appreciation (depreciation) of investments | - | (2) | 4,645 | - |
| Net increase (decrease) in net assets from operations | 2 | - | 6,056 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2) | - | (816) | - |
| Net increase (decrease) in assets derived from principal transactions | (2) | - | (816) | - |
| Total increase (decrease) in net assets | - | - | 5,240 | - |
| **Net assets at December 31, 2007** | 76 | 47 | 42,834 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (319) | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 6 | 2,373 | (58) |
| Net unrealized appreciation (depreciation) of investments | (18) | (7) | (18,274) | 1 |
| Net increase (decrease) in net assets from operations | (4) | (1) | (16,220) | (54) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2) | (14) | (3,218) | 274 |
| Net increase (decrease) in assets derived from principal transactions | (2) | (14) | (3,218) | 274 |
| Total increase (decrease) in net assets | (6) | (15) | (19,438) | 220 |
| **Net assets at December 31, 2008** | $    70 | $    32 | $    23,396 | $    220 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | ING Opportunistic Large Cap Growth Portfolio - Class I | ING Opportunistic Large Cap Value Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 67,837 | $ 96,810 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (541) | 590 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (3,169) | 3,989 | - |
| Net unrealized appreciation (depreciation) of investments | - | 13,275 | (2,489) | - |
| Net increase (decrease) in net assets from operations | - | 9,565 | 2,090 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (15,081) | (16,721) | - |
| Net increase (decrease) in assets derived from principal transactions | - | (15,081) | (16,721) | - |
| Total increase (decrease) in net assets | - | (5,516) | (14,631) | - |
| **Net assets at December 31, 2007** | - | 62,321 | 82,179 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | (105) | 707 | 25 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | (1,150) | 9,867 | (44) |
| Net unrealized appreciation (depreciation) of investments | 31 | (25,054) | (37,665) | (60) |
| Net increase (decrease) in net assets from operations | 51 | (26,309) | (27,091) | (79) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,508 | (5,598) | (10,762) | 2,754 |
| Net increase (decrease) in assets derived from principal transactions | 1,508 | (5,598) | (10,762) | 2,754 |
| Total increase (decrease) in net assets | 1,559 | (31,907) | (37,853) | 2,675 |
| **Net assets at December 31, 2008** | $ 1,559 | $ 30,414 | $ 44,326 | $ 2,675 |

*The accompanying notes are an integral part of these financial statements.*

157

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ - | $ 539,452 | $ 7 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 1,026 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (7,474) | (3) |
| Net unrealized appreciation (depreciation) of investments | - | - | 27,106 | 2 |
| Net increase (decrease) in net assets from operations | - | - | 20,658 | (1) |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | (91,018) | 328 |
| Net increase (decrease) in assets derived from principal transactions | - | - | (91,018) | 328 |
| Total increase (decrease) in net assets | - | - | (70,360) | 327 |
| **Net assets at December 31, 2007** | - | - | 469,092 | 334 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | 4 | 3,904 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (88) | (37) | 17,274 | (30) |
| Net unrealized appreciation (depreciation) of investments | 2 | (158) | (184,448) | (137) |
| Net increase (decrease) in net assets from operations | (70) | (191) | (163,270) | (163) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,399 | 826 | (58,354) | 154 |
| Net increase (decrease) in assets derived from principal transactions | 1,399 | 826 | (58,354) | 154 |
| Total increase (decrease) in net assets | 1,329 | 635 | (221,624) | (9) |
| **Net assets at December 31, 2008** | $ 1,329 | $ 635 | $ 247,468 | $ 325 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 421,728 | $ 43 | $ 189,877 | $ 52 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (928) | - | (944) | - |
| Total realized gain (loss) on investments and capital gains distributions | 50,730 | 9 | 31,898 | 5 |
| Net unrealized appreciation (depreciation) of investments | (29,602) | (15) | (42,343) | (13) |
| Net increase (decrease) in net assets from operations | 20,200 | (6) | (11,389) | (8) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (60,397) | 306 | (27,178) | 46 |
| Net increase (decrease) in assets derived from principal transactions | (60,397) | 306 | (27,178) | 46 |
| Total increase (decrease) in net assets | (40,197) | 300 | (38,567) | 38 |
| **Net assets at December 31, 2007** | 381,531 | 343 | 151,310 | 90 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,349 | 3 | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | 46,938 | (27) | 7,167 | (10) |
| Net unrealized appreciation (depreciation) of investments | (183,479) | (123) | (54,249) | (7) |
| Net increase (decrease) in net assets from operations | (135,192) | (147) | (47,076) | (17) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (33,827) | 64 | (18,463) | (15) |
| Net increase (decrease) in assets derived from principal transactions | (33,827) | 64 | (18,463) | (15) |
| Total increase (decrease) in net assets | (169,019) | (83) | (65,539) | (32) |
| **Net assets at December 31, 2008** | $ 212,512 | $ 260 | $ 85,771 | $ 58 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 169,087 | $ 11 | $ 3,621 | $ 123,753 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,271) | - | 19 | 1,111 |
| Total realized gain (loss) on investments and capital gains distributions | 41,173 | 2 | 204 | 28,055 |
| Net unrealized appreciation (depreciation) of investments | (31,382) | (3) | (574) | (13,036) |
| Net increase (decrease) in net assets from operations | 8,520 | (1) | (351) | 16,130 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (42,469) | 77 | (707) | 18,248 |
| Net increase (decrease) in assets derived from principal transactions | (42,469) | 77 | (707) | 18,248 |
| Total increase (decrease) in net assets | (33,949) | 76 | (1,058) | 34,378 |
| **Net assets at December 31, 2007** | 135,138 | 87 | 2,563 | 158,131 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 74 | 1 | 29 | 2,360 |
| Total realized gain (loss) on investments and capital gains distributions | 14,367 | (7) | (955) | 14,669 |
| Net unrealized appreciation (depreciation) of investments | (55,736) | (40) | 393 | (85,517) |
| Net increase (decrease) in net assets from operations | (41,295) | (46) | (533) | (68,488) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (7,582) | 59 | (2,030) | (4,658) |
| Net increase (decrease) in assets derived from principal transactions | (7,582) | 59 | (2,030) | (4,658) |
| Total increase (decrease) in net assets | (48,877) | 13 | (2,563) | (73,146) |
| **Net assets at December 31, 2008** | $ 86,261 | $ 100 | $ - | $ 84,985 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | ING VP International Value Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 60 | $ 6,141 | $ 3 | $ 86,706 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | (76) | - | 1,131 |
| Total realized gain (loss) on investments and capital gains distributions | 54 | 552 | - | 13,392 |
| Net unrealized appreciation (depreciation) of investments | (32) | 1,043 | 7 | (26,636) |
| Net increase (decrease) in net assets from operations | 25 | 1,519 | 7 | (12,113) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 395 | 2,098 | 60 | (25,561) |
| Net increase (decrease) in assets derived from principal transactions | 395 | 2,098 | 60 | (25,561) |
| Total increase (decrease) in net assets | 420 | 3,617 | 67 | (37,674) |
| **Net assets at December 31, 2007** | 480 | 9,758 | 70 | 49,032 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | (108) | (1) | 532 |
| Total realized gain (loss) on investments and capital gains distributions | (74) | 334 | (20) | (5,582) |
| Net unrealized appreciation (depreciation) of investments | (155) | (5,295) | (47) | 6,008 |
| Net increase (decrease) in net assets from operations | (220) | (5,069) | (68) | 958 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (12) | 3,959 | 106 | (49,990) |
| Net increase (decrease) in assets derived from principal transactions | (12) | 3,959 | 106 | (49,990) |
| Total increase (decrease) in net assets | (232) | (1,110) | 38 | (49,032) |
| **Net assets at December 31, 2008** | $ 248 | $ 8,648 | $ 108 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 10,191 | $ 10 | $ 588,364 | $ 400,146 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (95) | - | 8,816 | 11,361 |
| Total realized gain (loss) on investments and capital gains distributions | 797 | 1 | 15,720 | 185 |
| Net unrealized appreciation (depreciation) of investments | 155 | - | 253 | 8,421 |
| Net increase (decrease) in net assets from operations | 857 | 1 | 24,789 | 19,967 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 867 | 6 | (84,719) | 1,139 |
| Net increase (decrease) in assets derived from principal transactions | 867 | 6 | (84,719) | 1,139 |
| Total increase (decrease) in net assets | 1,724 | 7 | (59,930) | 21,106 |
| **Net assets at December 31, 2007** | 11,915 | 17 | 528,434 | 421,252 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (90) | - | 11,005 | 17,688 |
| Total realized gain (loss) on investments and capital gains distributions | 1,703 | (1) | 12,369 | 6,073 |
| Net unrealized appreciation (depreciation) of investments | (6,117) | (19) | (162,838) | (62,449) |
| Net increase (decrease) in net assets from operations | (4,504) | (20) | (139,464) | (38,688) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 956 | 50 | (74,044) | (32,180) |
| Net increase (decrease) in assets derived from principal transactions | 956 | 50 | (74,044) | (32,180) |
| Total increase (decrease) in net assets | (3,548) | 30 | (213,508) | (70,868) |
| **Net assets at December 31, 2008** | $ 8,367 | $ 47 | $ 314,926 | $ 350,384 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | ING VP Intermediate Bond Portfolio - Class S | ING VP Money Market Portfolio - Class I | Janus Adviser Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 12 | $ 362,772 | $ 1 | $ 394 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | 12,496 | - | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 2,597 | - | 30 |
| Net unrealized appreciation (depreciation) of investments | (1) | 4,291 | - | - |
| Net increase (decrease) in net assets from operations | 10 | 19,384 | - | 35 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 227 | 138,090 | - | (62) |
| Net increase (decrease) in assets derived from principal transactions | 227 | 138,090 | - | (62) |
| Total increase (decrease) in net assets | 237 | 157,474 | - | (27) |
| **Net assets at December 31, 2007** | 249 | 520,246 | 1 | 367 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 12 | 22,627 | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | 1,312 | - | 33 |
| Net unrealized appreciation (depreciation) of investments | (30) | (14,424) | - | (88) |
| Net increase (decrease) in net assets from operations | (22) | 9,515 | - | (51) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (15) | 11,258 | (1) | (80) |
| Net increase (decrease) in assets derived from principal transactions | (15) | 11,258 | (1) | (80) |
| Total increase (decrease) in net assets | (37) | 20,773 | (1) | (131) |
| **Net assets at December 31, 2008** | $ 212 | $ 541,019 | $ - | $ 236 |

*The accompanying notes are an integral part of these financial statements.*

163

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 114 | $ 148 | $ 466 | $ 353 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | (5) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 13 | 79 | 27 |
| Net unrealized appreciation (depreciation) of investments | 5 | 7 | 19 | 4 |
| Net increase (decrease) in net assets from operations | 6 | 19 | 93 | 30 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (21) | (17) | (69) | (66) |
| Net increase (decrease) in assets derived from principal transactions | (21) | (17) | (69) | (66) |
| Total increase (decrease) in net assets | (15) | 2 | 24 | (36) |
| **Net assets at December 31, 2007** | 99 | 150 | 490 | 317 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | (4) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 13 | 50 | 26 |
| Net unrealized appreciation (depreciation) of investments | 1 | (68) | (243) | (156) |
| Net increase (decrease) in net assets from operations | 4 | (55) | (197) | (130) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (5) | (20) | (53) | (33) |
| Net increase (decrease) in assets derived from principal transactions | (5) | (20) | (53) | (33) |
| Total increase (decrease) in net assets | (1) | (75) | (250) | (163) |
| **Net assets at December 31, 2008** | $ 98 | $ 75 | $ 240 | $ 154 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Mid-Cap Value Fund, Inc. - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 183 | $ - | $ 1,081 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (2) | - | (7) |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 17 | - | 221 |
| Net unrealized appreciation (depreciation) of investments | (61) | 8 | - | (229) |
| Net increase (decrease) in net assets from operations | (42) | 23 | - | (15) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 368 | 30 | - | 191 |
| Net increase (decrease) in assets derived from principal transactions | 368 | 30 | - | 191 |
| Total increase (decrease) in net assets | 326 | 53 | - | 176 |
| **Net assets at December 31, 2007** | 326 | 236 | - | 1,257 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (3) | 2 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | (45) | (1) | (7) | (97) |
| Net unrealized appreciation (depreciation) of investments | (165) | (94) | 54 | (409) |
| Net increase (decrease) in net assets from operations | (205) | (98) | 49 | (499) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 267 | 68 | 856 | (19) |
| Net increase (decrease) in assets derived from principal transactions | 267 | 68 | 856 | (19) |
| Total increase (decrease) in net assets | 62 | (30) | 905 | (518) |
| **Net assets at December 31, 2008** | $ 388 | $ 206 | $ 905 | $ 739 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Lord Abbett Small-Cap Value Fund - Class A | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | Moderate Allocation Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 1,379 | $ 156,234 | $ 596 | $ 25 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (14) | (1,001) | (3) | - |
| Total realized gain (loss) on investments and capital gains distributions | 258 | 25,132 | 7 | 2 |
| Net unrealized appreciation (depreciation) of investments | (112) | (24,441) | 62 | - |
| Net increase (decrease) in net assets from operations | 132 | (310) | 66 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 137 | (9,690) | 75 | (1) |
| Net increase (decrease) in assets derived from principal transactions | 137 | (9,690) | 75 | (1) |
| Total increase (decrease) in net assets | 269 | (10,000) | 141 | 1 |
| **Net assets at December 31, 2007** | 1,648 | 146,234 | 737 | 26 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (11) | 243 | (4) | - |
| Total realized gain (loss) on investments and capital gains distributions | (57) | 248 | 27 | (3) |
| Net unrealized appreciation (depreciation) of investments | (465) | (54,679) | (270) | 1 |
| Net increase (decrease) in net assets from operations | (533) | (54,188) | (247) | (2) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (41) | (16,896) | (126) | (24) |
| Net increase (decrease) in assets derived from principal transactions | (41) | (16,896) | (126) | (24) |
| Total increase (decrease) in net assets | (574) | (71,084) | (373) | (26) |
| **Net assets at December 31, 2008** | $ 1,074 | $ 75,150 | $ 364 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Morgan Stanley U.S. Small Cap Value Portfolio - Class I | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 519 | $ 1,204 | $ 27,925 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (3) | 55 | 397 |
| Total realized gain (loss) on investments and capital gains distributions | - | 85 | 418 | 3,385 |
| Net unrealized appreciation (depreciation) of investments | - | (43) | 96 | 830 |
| Net increase (decrease) in net assets from operations | - | 39 | 569 | 4,612 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 1,427 | 2,265 | 8,924 |
| Net increase (decrease) in assets derived from principal transactions | - | 1,427 | 2,265 | 8,924 |
| Total increase (decrease) in net assets | - | 1,466 | 2,834 | 13,536 |
| **Net assets at December 31, 2007** | - | 1,985 | 4,038 | 41,461 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | (6) | 50 | 648 |
| Total realized gain (loss) on investments and capital gains distributions | (8) | 8 | 104 | 3,107 |
| Net unrealized appreciation (depreciation) of investments | (215) | (1,057) | (1,754) | (24,241) |
| Net increase (decrease) in net assets from operations | (214) | (1,055) | (1,600) | (20,486) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,055 | 1,257 | 219 | 18,065 |
| Net increase (decrease) in assets derived from principal transactions | 1,055 | 1,257 | 219 | 18,065 |
| Total increase (decrease) in net assets | 841 | 202 | (1,381) | (2,421) |
| **Net assets at December 31, 2008** | $ 841 | $ 2,187 | $ 2,657 | $ 39,040 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 414 | $ 163,882 | $ 765 | $ 123 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (159) | 2 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 39,241 | 101 | 5 |
| Net unrealized appreciation (depreciation) of investments | 45 | 15,075 | (60) | - |
| Net increase (decrease) in net assets from operations | 58 | 54,157 | 43 | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 125 | 12,959 | (230) | (12) |
| Net increase (decrease) in assets derived from principal transactions | 125 | 12,959 | (230) | (12) |
| Total increase (decrease) in net assets | 183 | 67,116 | (187) | (8) |
| **Net assets at December 31, 2007** | 597 | 230,998 | 578 | 115 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | 659 | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 43,934 | 7 | 7 |
| Net unrealized appreciation (depreciation) of investments | (301) | (155,001) | (203) | (50) |
| Net increase (decrease) in net assets from operations | (296) | (110,408) | (193) | (43) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 62 | (6,235) | (138) | (9) |
| Net increase (decrease) in assets derived from principal transactions | 62 | (6,235) | (138) | (9) |
| Total increase (decrease) in net assets | (234) | (116,643) | (331) | (52) |
| **Net assets at December 31, 2008** | $ 363 | $ 114,355 | $ 247 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer MidCap Fund/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 4,722 | $ 1 | $ 128 | $ 50,097 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (54) | - | 4 | 411 |
| Total realized gain (loss) on investments and capital gains distributions | 242 | - | 4 | 3,027 |
| Net unrealized appreciation (depreciation) of investments | (481) | (1) | 3 | 830 |
| Net increase (decrease) in net assets from operations | (293) | (1) | 11 | 4,268 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,542 | 31 | (14) | 5,093 |
| Net increase (decrease) in assets derived from principal transactions | 2,542 | 31 | (14) | 5,093 |
| Total increase (decrease) in net assets | 2,249 | 30 | (3) | 9,361 |
| **Net assets at December 31, 2007** | 6,971 | 31 | 125 | 59,458 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (34) | - | 5 | 477 |
| Total realized gain (loss) on investments and capital gains distributions | 106 | (2) | 1 | 118 |
| Net unrealized appreciation (depreciation) of investments | (2,871) | (13) | (25) | (21,064) |
| Net increase (decrease) in net assets from operations | (2,799) | (15) | (19) | (20,469) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 483 | (3) | (1) | 5,520 |
| Net increase (decrease) in assets derived from principal transactions | 483 | (3) | (1) | 5,520 |
| Total increase (decrease) in net assets | (2,316) | (18) | (20) | (14,949) |
| **Net assets at December 31, 2008** | $ 4,655 | $ 13 | $ 105 | $ 44,509 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer High Yield Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer Equity Income VCT Portfolio - Class I |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2007** | $ 25,436 | $ 1,880 | $ - | $ 119,307 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,034 | 110 | (77) | 912 |
| Total realized gain (loss) on investments and capital gains distributions | (532) | 165 | 127 | 17,990 |
| Net unrealized appreciation (depreciation) of investments | 2,140 | (148) | 1,639 | (17,177) |
| Net increase (decrease) in net assets from operations | 2,642 | 127 | 1,689 | 1,725 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,949 | 1,387 | 27,385 | (119,843) |
| Net increase (decrease) in assets derived from principal transactions | 5,949 | 1,387 | 27,385 | (119,843) |
| Total increase (decrease) in net assets | 8,591 | 1,514 | 29,074 | (118,118) |
| **Net assets at December 31, 2007** | 34,027 | 3,394 | 29,074 | 1,189 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,577 | 198 | (123) | 12 |
| Total realized gain (loss) on investments and capital gains distributions | (776) | (23) | 813 | (232) |
| Net unrealized appreciation (depreciation) of investments | (8,434) | (1,613) | (18,300) | 101 |
| Net increase (decrease) in net assets from operations | (7,633) | (1,438) | (17,610) | (119) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 41,029 | 601 | 271 | (1,070) |
| Net increase (decrease) in assets derived from principal transactions | 41,029 | 601 | 271 | (1,070) |
| Total increase (decrease) in net assets | 33,396 | (837) | (17,339) | (1,189) |
| **Net assets at December 31, 2008** | $ 67,423 | $ 2,557 | $ 11,735 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | Premier VIT OpCap Mid Cap Portfolio | RiverSource Diversified Equity Income Fund - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 12,297 | $ 81,306 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 691 | 176 | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | (25) | (234) | (3) | - |
| Net unrealized appreciation (depreciation) of investments | (53) | 5,905 | (5) | - |
| Net increase (decrease) in net assets from operations | 613 | 5,847 | (9) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,409 | (86,640) | 402 | - |
| Net increase (decrease) in assets derived from principal transactions | 6,409 | (86,640) | 402 | - |
| Total increase (decrease) in net assets | 7,022 | (80,793) | 393 | - |
| **Net assets at December 31, 2007** | 19,319 | 513 | 393 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,262 | 4 | (8) | 9 |
| Total realized gain (loss) on investments and capital gains distributions | (464) | (92) | (8) | (18) |
| Net unrealized appreciation (depreciation) of investments | (7,575) | 36 | (1,105) | (251) |
| Net increase (decrease) in net assets from operations | (6,777) | (52) | (1,121) | (260) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (864) | (461) | 3,204 | 1,724 |
| Net increase (decrease) in assets derived from principal transactions | (864) | (461) | 3,204 | 1,724 |
| Total increase (decrease) in net assets | (7,641) | (513) | 2,083 | 1,464 |
| **Net assets at December 31, 2008** | $ 11,678 | $ - | $ 2,476 | $ 1,464 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 1,010 | $ 30 | $ 876 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 10 | 1 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | - | 137 | 2 | 316 |
| Net unrealized appreciation (depreciation) of investments | - | (155) | (4) | (160) |
| Net increase (decrease) in net assets from operations | - | (8) | (1) | 166 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (11) | 32 | 368 |
| Net increase (decrease) in assets derived from principal transactions | - | (11) | 32 | 368 |
| Total increase (decrease) in net assets | - | (19) | 31 | 534 |
| **Net assets at December 31, 2007** | - | 991 | 61 | 1,410 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (3) | - | 20 |
| Total realized gain (loss) on investments and capital gains distributions | (77) | (8) | (1) | 103 |
| Net unrealized appreciation (depreciation) of investments | (150) | (367) | (27) | (749) |
| Net increase (decrease) in net assets from operations | (229) | (378) | (28) | (626) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 663 | 86 | 11 | (126) |
| Net increase (decrease) in assets derived from principal transactions | 663 | 86 | 11 | (126) |
| Total increase (decrease) in net assets | 434 | (292) | (17) | (752) |
| **Net assets at December 31, 2008** | $ 434 | $ 699 | $ 44 | $ 658 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ 33,054 | $ 100 | $ 235 | $ 18 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,435 | 1 | 3 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 123 | 4 | 19 | 2 |
| Net unrealized appreciation (depreciation) of investments | 1,205 | (2) | (15) | (3) |
| Net increase (decrease) in net assets from operations | 4,763 | 3 | 7 | (2) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 34,847 | 11 | 62 | 70 |
| Net increase (decrease) in assets derived from principal transactions | 34,847 | 11 | 62 | 70 |
| Total increase (decrease) in net assets | 39,610 | 14 | 69 | 68 |
| **Net assets at December 31, 2007** | 72,664 | 114 | 304 | 86 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7,305 | 2 | 6 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 440 | 5 | (9) | 7 |
| Net unrealized appreciation (depreciation) of investments | (3,683) | (51) | (93) | (45) |
| Net increase (decrease) in net assets from operations | 4,062 | (44) | (96) | (39) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 33,996 | 10 | (43) | 17 |
| Net increase (decrease) in assets derived from principal transactions | 33,996 | 10 | (43) | 17 |
| Total increase (decrease) in net assets | 38,058 | (34) | (139) | (22) |
| **Net assets at December 31, 2008** | $ 110,722 | $ 80 | $ 165 | $ 64 |

*The accompanying notes are an integral part of these financial statements.*

173

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2008 and 2007**
*(Dollars in thousands)*

| | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund℠, Inc. - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2007** | $ - | $ 26,052 | $ 17,111 | $ 3,858 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (24) | (497) | (197) | 44 |
| Total realized gain (loss) on investments and capital gains distributions | 39 | 1,366 | 1,351 | 390 |
| Net unrealized appreciation (depreciation) of investments | (156) | 735 | (498) | (338) |
| Net increase (decrease) in net assets from operations | (141) | 1,604 | 656 | 96 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,764 | 39,236 | 3,759 | 1,250 |
| Net increase (decrease) in assets derived from principal transactions | 9,764 | 39,236 | 3,759 | 1,250 |
| Total increase (decrease) in net assets | 9,623 | 40,840 | 4,415 | 1,346 |
| **Net assets at December 31, 2007** | 9,623 | 66,892 | 21,526 | 5,204 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | (471) | (179) | 71 |
| Total realized gain (loss) on investments and capital gains distributions | (355) | 1,376 | 1,971 | 24 |
| Net unrealized appreciation (depreciation) of investments | (5,402) | (35,291) | (11,029) | (1,954) |
| Net increase (decrease) in net assets from operations | (5,751) | (34,386) | (9,237) | (1,859) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,947 | 2,782 | 2,410 | 566 |
| Net increase (decrease) in assets derived from principal transactions | 2,947 | 2,782 | 2,410 | 566 |
| Total increase (decrease) in net assets | (2,804) | (31,604) | (6,827) | (1,293) |
| **Net assets at December 31, 2008** | $ 6,819 | $ 35,288 | $ 14,699 | $ 3,911 |

*The accompanying notes are an integral part of these financial statements.*

174

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2008 and 2007
*(Dollars in thousands)*

| | Washington Mutual Investors Fund[SM], Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|
| **Net assets at January 1, 2007** | $ 88,156 | $ 21 |
| **Increase (decrease) in net assets from operations** | | |
| Operations: | | |
| Net investment income (loss) | 811 | - |
| Total realized gain (loss) on investments and capital gains distributions | 7,508 | 7 |
| Net unrealized appreciation (depreciation) of investments | (5,611) | (5) |
| Net increase (decrease) in net assets from operations | 2,708 | 2 |
| Changes from contract transactions: | | |
| Total unit transactions | 384 | 24 |
| Net increase (decrease) in assets derived from principal transactions | 384 | 24 |
| Total increase (decrease) in net assets | 3,092 | 26 |
| **Net assets at December 31, 2007** | 91,248 | 47 |
| **Increase (decrease) in net assets from operations** | | |
| Operations: | | |
| Net investment income (loss) | 1,166 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 979 | (8) |
| Net unrealized appreciation (depreciation) of investments | (33,169) | (23) |
| Net increase (decrease) in net assets from operations | (31,024) | (32) |
| Changes from contract transactions: | | |
| Total unit transactions | 720 | 31 |
| Net increase (decrease) in assets derived from principal transactions | 720 | 31 |
| Total increase (decrease) in net assets | (30,304) | (1) |
| **Net assets at December 31, 2008** | $ 60,944 | $ 46 |

*The accompanying notes are an integral part of these financial statements.*

## 1.     Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware.  ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.  ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners.  The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC.  The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2008, the Account had 246 investment divisions (the "Divisions"), 86 of which invest in independently managed mutual funds and 160 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL").  The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").  Investment Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

AIM Growth Series:
   AIM Mid Cap Core Equity Fund - Class A
   AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
   AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. -
     Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income Portfolio -
     Class A
Allianz Funds:
   Allianz NFJ Large-Cap Value Fund - Institutional
     Class**
   Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
   Amana Growth Fund**
   Amana Income Fund**

American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
   American Century Income & Growth Fund - A Class
Ariel Investment Trust:
   Ariel Appreciation Fund
   Ariel Fund
Artisan Funds, Inc.:
   Artisan International Fund - Investor Shares**
The Bond Fund of America$^{SM}$, Inc.:
   The Bond Fund of America$^{SM}$, Inc. - Class R-4**
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Columbia Acorn Trust:
   Columbia$^{SM}$ Acorn Fund® - Class Z**
Columbia Funds Series Trust:
   Columbia Mid Cap Value Fund - Class A**
   Columbia Mid Cap Value Fund - Class Z**
DWS Institutional Funds:
   DWS Equity 500 Index Fund - Class S

EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial
    Class
Franklin Mutual Series Fund Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors, Inc.:
  Fundamental Investors, Inc. - Class R-3**
  Fundamental Investors, Inc. - Class R-4**
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio -
    Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class*
  ING BlackRock Large Cap Growth Portfolio - Service
    Class
  ING BlackRock Large Cap Growth Portfolio - Service
    2 Class*
  ING Evergreen Health Sciences Portfolio - Service
    Class
  ING Evergreen Omega Portfolio - Service Class*
  ING FMR℠ Diversified Mid Cap Portfolio - Service
    Class
  ING Global Real Estate Portfolio - Institutional
    Class**
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class*

ING Investors Trust (continued):
  ING JPMorgan Emerging Markets Equity Portfolio -
    Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING JPMorgan Value Opportunities Portfolio -
    Institutional Class
  ING JPMorgan Value Opportunities Portfolio -
    Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional
    Class
  ING Lord Abbett Affiliated Portfolio - Service Class*
  ING Marsico Growth Portfolio - Institutional Class**
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio -
    Adviser Class*
  ING Marsico International Opportunities Portfolio -
    Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service
    Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional
    Class*
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Adviser
    Class**
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser
    Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING Templeton Global Growth Portfolio -
    Institutional Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING Van Kampen Capital Growth Portfolio -
    Institutional Class**
  ING Van Kampen Capital Growth Portfolio - Service
    Class

ING Investors Trust (continued):
    ING Van Kampen Growth and Income Portfolio - Service Class
    ING Van Kampen Real Estate Portfolio - Institutional Class
    ING Van Kampen Real Estate Portfolio - Service Class
    ING VP Index Plus International Equity Portfolio - Institutional Class*
    ING VP Index Plus International Equity Portfolio - Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Mutual Funds:
    ING International Growth Opportunities Fund - Class Q
    ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
    ING American Century Large Company Value Portfolio - Adviser Class
    ING American Century Large Company Value Portfolio - Service Class
    ING American Century Small-Mid Cap Value Portfolio - Adviser Class
    ING American Century Small-Mid Cap Value Portfolio - Service Class
    ING Baron Asset Portfolio - Service Class
    ING Baron Small Cap Growth Portfolio - Adviser Class
    ING Baron Small Cap Growth Portfolio - Service Class
    ING Columbia Small Cap Value II Portfolio - Service Class
    ING Davis New York Venture Portfolio - Service Class
    ING Fidelity® VIP Mid Cap Portfolio - Service Class
    ING Index Solution 2015 Portfolio - Adviser Class**
    ING Index Solution 2025 Portfolio - Adviser Class**
    ING Index Solution 2035 Portfolio - Adviser Class**
    ING Index Solution 2045 Portfolio - Adviser Class**
    ING Index Solution Income Portfolio - Adviser Class**
    ING JPMorgan Mid Cap Value Portfolio - Adviser Class
    ING JPMorgan Mid Cap Value Portfolio - Service Class
    ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
    ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
    ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
    ING Neuberger Berman Partners Portfolio - Service Class
    ING Oppenheimer Global Portfolio - Adviser Class
    ING Oppenheimer Global Portfolio - Initial Class

ING Partners, Inc. (continued):
    ING Oppenheimer Global Portfolio - Service Class
    ING Oppenheimer Strategic Income Portfolio - Adviser Class
    ING Oppenheimer Strategic Income Portfolio - Initial Class
    ING Oppenheimer Strategic Income Portfolio - Service Class*
    ING PIMCO Total Return Portfolio - Adviser Class
    ING PIMCO Total Return Portfolio - Service Class
    ING Pioneer High Yield Portfolio - Initial Class
    ING Pioneer High Yield Portfolio - Service Class
    ING Solution 2015 Portfolio - Adviser Class
    ING Solution 2015 Portfolio - Service Class
    ING Solution 2025 Portfolio - Adviser Class
    ING Solution 2025 Portfolio - Service Class
    ING Solution 2035 Portfolio - Adviser Class
    ING Solution 2035 Portfolio - Service Class
    ING Solution 2045 Portfolio - Adviser Class
    ING Solution 2045 Portfolio - Service Class
    ING Solution Growth and Income Portfolio - Service Class**
    ING Solution Growth Portfolio - Service Class**
    ING Solution Income Portfolio - Adviser Class
    ING Solution Income Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
    ING T. Rowe Price Growth Equity Portfolio - Adviser Class
    ING T. Rowe Price Growth Equity Portfolio - Initial Class
    ING T. Rowe Price Growth Equity Portfolio - Service Class
    ING Templeton Foreign Equity Portfolio - Adviser Class**
    ING Templeton Foreign Equity Portfolio - Initial Class**
    ING Templeton Foreign Equity Portfolio - Service Class
    ING Thornburg Value Portfolio - Adviser Class
    ING Thornburg Value Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Adviser Class*
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
    ING Van Kampen Comstock Portfolio - Adviser Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class A*
  ING VP Growth and Income Portfolio - Class I
  ING VP Growth and Income Portfolio - Class S*
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology Portfolio - Class I
  ING International Index Portfolio - Class I**
  ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I**
  ING Opportunistic Large Cap Growth Portfolio - Class I
  ING Opportunistic Large Cap Value Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I**
  ING Russell™ Mid Cap Index Portfolio - Class I**
  ING Russell™ Small Cap Index Portfolio - Class I**
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Small Company Portfolio - Class I
  ING VP Small Company Portfolio - Class S
ING Variable Products Trust:
  ING VP International Value Portfolio - Class I
  ING VP International Value Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I

ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
  ING VP Intermediate Bond Portfolio - Class S
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares*
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class**
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley U.S. Small Cap Value Portfolio - Class I**
Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer MidCap Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
  Pax World Balanced Fund
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A

Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I*
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio*
RiverSource Investment Series, Inc.:
  RiverSource Diversified Equity Income Fund -
    Class R-4**
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4**
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A

Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International*
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-3
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A

*    Division added in 2007
**   Division added in 2008

The names of certain Divisions were changed during 2008. The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
| --- | --- |
| ING Investors Trust: | ING Investors Trust: |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | ING FMR[SM] Large Cap Growth Portfolio - Institutional Class |
| ING Van Kampen Large Cap Growth Portfolio - Service Class | ING FMR[SM] Large Cap Growth Portfolio - Service Class |
| ING Variable Portfolios, Inc.: | ING Variable Portfolios, Inc.: |
| ING BlackRock Global Science and Technology Portfolio - Class I | ING VP Global Science and Technology Portfolio - Class I |
| ING Opportunistic Large Cap Growth Portfolio - Class I | ING VP Growth Portfolio - Class I |
| ING Opportunistic Large Cap Value Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I |
| The Lazard Funds, Inc.: | The Lazard Funds, Inc.: |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | Lazard Mid Cap Portfolio - Open Shares |
| Wanger Advisors Trust: | Wanger Advisors Trust: |
| Wanger International | Wanger International Small Cap |
| Wanger USA | Wanger U.S. Smaller Companies |

During 2008, the following Divisions were closed to contractowners:

Capital One Funds:
   Capital One Mid Cap Equity Fund - Class A
ING Investors Trust:
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Van Kampen Large Cap Growth Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Adviser Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
ING Partners, Inc.:
  ING JPMorgan International Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP Real Estate Portfolio - Class I
Janus Adviser Series:
  Janus Adviser Balanced Fund - Class S
Moderate Allocation Portfolio:
  Moderate Allocation Portfolio
Pioneer Variable Contracts Trust:
  Pioneer Mid Cap Value VCT Portfolio - Class I

The following Divisions were offered during 2008, but had no investments as of December 31, 2008:

AIM Equity Funds:
  AIM Charter Fund - Class A
  AIM Constellation Fund - Class A
AIM Investment Securities Funds:
  AIM Income Fund - Class A
AIM Stock Funds:
  AIM Dynamics Fund - Investor Class
Alger Funds:
  Alger SmallCap Growth Fund - Class A
Alger Funds II:
  Alger Green Fund - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Small-Cap Value Fund - Institutional
    Class
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-4
American Century Mutual Funds:
  American Century Ultra® Fund - Advisor Class
BlackRock Large Cap Series Funds, Inc.:
  BlackRock Large Cap Value Fund - Investor A Shares
Calvert World Values Fund, Inc.:
  Calvert Capital Accumulation Fund - Class A

Capital World Growth & Income Fund®, Inc.:
  Capital World Growth & Income Fund®, Inc. -
    Class R-4
  Capital World Growth & Income Fund®, Inc. -
    Class R-5
Columbia Acorn Trust:
  Columbia^SM Acorn USA® - Class A
Davis New York Venture Fund, Inc.:
  Davis New York Venture Fund - Class R
Dodge & Cox Funds:
  Dodge & Cox International Stock Fund
Fidelity® Advisor Series I:
  Fidelity® Advisor Balanced Fund - Class T
  Fidelity® Advisor Equity Growth Fund - Class T
  Fidelity® Advisor Equity Income Fund - Class T
  Fidelity® Advisor Growth Opportunities Fund -
    Class T
  Fidelity® Advisor Leveraged Company Stock Fund -
    Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service
    Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2

Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Service
        Class 2
Franklin Value Investors Trust:
    Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
    Goldman Sachs Capital Growth Fund - Class A
    Goldman Sachs Concentrated International Equity
        Fund - Class A
The Growth Fund of America®, Inc.:
    The Growth Fund of America® - Class R-5
ING Equity Trust:
    ING LargeCap Growth Fund - Class A
    ING SmallCap Opportunities Fund - Class A
ING Investors Trust:
    ING AllianceBernstein Mid Cap Growth Portfolio -
        Adviser Class
    ING Evergreen Omega Portfolio - Institutional Class
    ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Adviser
        Class
    ING FMR$^{SM}$ Equity Income Portfolio - Institutional
        Class
    ING FMR$^{SM}$ Equity Income Portfolio - Service Class
    ING Julius Baer Foreign Portfolio - Institutional Class
    ING Legg Mason Value Portfolio - Institutional Class
    ING Marsico Growth Portfolio - Adviser Class
    ING Pioneer Equity Income Portfolio - Service Class
ING Mayflower Trust:
    ING International Value Fund - Class A
ING Mutual Funds:
    ING Global Real Estate Fund - Class I
    ING Global Value Choice Fund - Class A
ING Partners, Inc.:
    ING Columbia Small Cap Value II Portfolio - Adviser
        Class
    ING Davis New York Venture Portfolio - Adviser
        Class
    ING Index Solution 2015 Portfolio - Initial Class
    ING Index Solution 2015 Portfolio - Service Class
    ING Index Solution 2025 Portfolio - Initial Class
    ING Index Solution 2025 Portfolio - Service Class
    ING Index Solution 2035 Portfolio - Initial Class
    ING Index Solution 2035 Portfolio - Service Class
    ING Index Solution 2045 Portfolio - Initial Class
    ING Index Solution 2045 Portfolio - Service Class
    ING Index Solution Income Portfolio - Initial Class
    ING Index Solution Income Portfolio - Service Class
    ING Thornburg Value Portfolio - Service Class
ING Series Fund, Inc.:
    ING Balanced Fund - Class A
    ING Global Science and Technology Fund - Class A
    ING Growth and Income Fund - Class A
    ING Index Plus LargeCap Fund - Class A
    ING Index Plus MidCap Fund - Class A
    ING Index Plus SmallCap Fund - Class A
    ING Money Market Fund - Class A
    ING Small Company Fund - Class A

ING Series Fund, Inc. (continued):
    ING Strategic Allocation Conservative Fund -
        Class A
    ING Strategic Allocation Growth Fund - Class A
    ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
    ING BlackRock Global Science and Technology
        Portfolio - Class S
    ING Opportunistic Large Cap Growth Portfolio -
        Class S
    ING Opportunistic Large Cap Value Portfolio -
        Class S
Janus Adviser Series:
    Janus Adviser Flexible Bond Fund - Class S
    Janus Adviser Forty Fund - Class S
    Janus Adviser Large Cap Growth Fund - Class S
    Janus Adviser Mid Cap Growth Fund - Class S
    Janus Adviser Worldwide Fund - Class S
Janus Aspen Series:
    Janus Aspen Series International Growth Portfolio -
        Institutional Shares
Janus Investment Fund:
    Janus Contrarian Fund
Keeley Small Cap Value Fund, Inc.:
    Keeley Small Cap Value Fund
The Lazard Funds, Inc.:
    Lazard Emerging Markets Equity Portfolio - Open
        Shares
    Lazard International Equity Portfolio - Open Shares
    Lazard U.S. Small-Mid Cap Equity Portfolio - Open
        Shares
Legg Mason Special Investment Trust, Inc.:
    Legg Mason Special Investment Trust, Inc. -
        Primary Class
Loomis Sayles Funds II:
    Loomis Sayles Investment Grade Bond Fund -
        Class Y
MFS® Series Trust II:
    MFS® Growth Fund - Class A
MFS® Series Trust V:
    MFS® Research Fund - Class A
    MFS® Total Return Fund - Class A
    MFS® Total Return Fund - Class I
MFS® Series Trust VI:
    MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Fund Trust:
    Morgan Stanley Mid Cap Growth Portfolio -
        Adviser Class
    Morgan Stanley U.S. Small Cap Value Portfolio -
        Class P
Oppenheimer Capital Income Fund:
    Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
    Oppenheimer Champion Income Fund - Class A
Oppenheimer Integrity Funds:
    Oppenheimer Core Bond Fund - Class A

Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class Y
Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund -
    Class Y
Parnassus Income Funds:
  Parnassus Equity Income Fund - Investor Shares
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Jennison Equity Opportunity Fund - Class A
  Jennison Growth Fund - Class A
RiverSource Investment Series, Inc.:
  RiverSource Diversified Equity Income Fund -
    Class R-3
  RiverSource Diversified Equity Income Fund -
    Class R-5
  RiverSource Mid Cap Value Fund - Class R-5

T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
    Advisor Class
Thornburg Investment Trust:
  Thornburg Core Growth Fund - Class R5
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal™ Shares
  Vanguard® Extended Market Index Fund - Signal™
    Shares
  Vanguard® Small-Cap Index Fund - Signal™ Shares
  Vanguard® Total Bond Market Index Fund - Signal™
    Shares
  Vanguard® Total Stock Market Index Fund -
    Signal™ Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage Mid Cap Disciplined Fund -
    Administrator Class

Effective October 7, 2008, ING VP Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING VP Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING VP Money Market Portfolio remained the same.

**2.    Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.    **Recently Adopted Accounting Standards**

*Fair Value Measurements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

**4.      Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

**5.** **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract.  The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.


6.      **Related Party Transactions**

During the year ended December 31, 2008, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, and ING Variable Portfolios, Inc. The annual fee rate ranged from 0.08% to 1.00% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

### 7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| AIM Growth Series: | | | | |
| AIM Mid Cap Core Equity Fund - Class A | $ 115 | $ 58 | $ 96 | $ 39 |
| AIM Small Cap Growth Fund - Class A | 14 | 8 | 23 | 4 |
| AIM Investment Funds: | | | | |
| AIM Global Health Care Fund - Investor Class | 45 | 19 | 56 | 26 |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 1,530 | 3,480 | 2,260 | 5,570 |
| AIM V.I. Core Equity Fund - Series I Shares | 5,020 | 6,612 | 3,055 | 7,949 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 127 | 18 | 68 | 6 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 183 | 106 | 238 | 138 |
| Allianz Funds: | | | | |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 1,183 | 373 | - | - |
| Allianz NFJ Small-Cap Value Fund - Class A | 159 | 114 | 154 | 151 |
| Amana Mutual Funds Trust: | | | | |
| Amana Growth Fund | 36 | - | - | - |
| Amana Income Fund | 46 | - | - | - |
| American Balanced Fund®, Inc.: | | | | |
| American Balanced Fund® - Class R-3 | 1,324 | 1,956 | 1,822 | 533 |
| American Century Quantitative Equity Funds, Inc.: | | | | |
| American Century Income & Growth Fund - A Class | 1,028 | 864 | 2,057 | 1,690 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation Fund | 178 | 60 | 208 | 192 |
| Ariel Fund | 353 | 121 | 340 | 60 |
| Artisan Funds, Inc.: | | | | |
| Artisan International Fund - Investor Shares | 985 | 572 | - | - |
| The Bond Fund of America$^{SM}$, Inc.: | | | | |
| The Bond Fund of America$^{SM}$, Inc. - Class R-4 | 2,871 | 771 | - | - |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced Portfolio | 3,688 | 8,210 | 7,707 | 10,570 |
| Capital One Funds: | | | | |
| Capital One Mid Cap Equity Fund - Class A | 23 | 66 | 117 | 118 |
| Columbia Acorn Trust: | | | | |
| Columbia$^{SM}$ Acorn Fund® - Class Z | 1,288 | 136 | - | - |
| Columbia Funds Series Trust: | | | | |
| Columbia Mid Cap Value Fund - Class A | 1,696 | 41 | - | - |
| Columbia Mid Cap Value Fund - Class Z | 876 | 96 | - | - |
| DWS Institutional Funds: | | | | |
| DWS Equity 500 Index Fund - Class S | 61 | 19 | 78 | 23 |
| EuroPacific Growth Fund®: | | | | |
| EuroPacific Growth Fund® - Class R-3 | 3,250 | 666 | 5,869 | 387 |
| EuroPacific Growth Fund® - Class R-4 | 63,122 | 9,451 | 70,434 | 10,878 |

| | **Year ended December 31** | | | |
| | **2008** | | **2007** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| Evergreen Equity Trust: | | | | |
|   Evergreen Special Values Fund - Class A | $ 8,381 | $ 11,051 | $ 32,044 | $ 16,609 |
| Fidelity® Variable Insurance Products: | | | | |
|   Fidelity® VIP Equity-Income Portfolio - Initial Class | 17,331 | 54,245 | 64,478 | 57,707 |
|   Fidelity® VIP Growth Portfolio - Initial Class | 7,959 | 29,689 | 11,577 | 48,459 |
|   Fidelity® VIP High Income Portfolio - Initial Class | 1,529 | 1,790 | 2,701 | 2,477 |
|   Fidelity® VIP Overseas Portfolio - Initial Class | 12,038 | 11,131 | 16,564 | 10,870 |
| Fidelity® Variable Insurance Products II: | | | | |
|   Fidelity® VIP Contrafund® Portfolio - Initial Class | 83,323 | 86,879 | 381,587 | 121,540 |
|   Fidelity® VIP Index 500 Portfolio - Initial Class | 8,380 | 11,595 | 10,266 | 14,708 |
| Fidelity® Variable Insurance Products III: | | | | |
|   Fidelity® VIP Mid Cap Portfolio - Initial Class | 4,930 | 711 | 4,555 | 398 |
| Fidelity® Variable Insurance Products V: | | | | |
|   Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class | 6,406 | 2,242 | 3,865 | 2,972 |
| Franklin Mutual Series Fund Inc.: | | | | |
|   Mutual Discovery Fund - Class R | 1,015 | 541 | 1,026 | 88 |
| Franklin Strategic Series: | | | | |
|   Franklin Small-Mid Cap Growth Fund - Class A | 167 | 256 | 319 | 53 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
|   Franklin Small Cap Value Securities Fund - Class 2 | 21,785 | 11,910 | 27,561 | 14,852 |
| Fundamental Investors, Inc.: | | | | |
|   Fundamental Investors, Inc. - Class R-3 | 13 | - | - | - |
|   Fundamental Investors, Inc. - Class R-4 | 9,789 | 179 | - | - |
| The Growth Fund of America®, Inc.: | | | | |
|   The Growth Fund of America® - Class R-3 | 3,608 | 749 | 5,091 | 583 |
|   The Growth Fund of America® - Class R-4 | 51,599 | 9,231 | 58,943 | 12,793 |
| The Income Fund of America®, Inc.: | | | | |
|   The Income Fund of America® - Class R-3 | 787 | 255 | 879 | 154 |
| ING Equity Trust: | | | | |
|   ING Financial Services Fund - Class A | 44 | 15 | 98 | 8 |
|   ING Real Estate Fund - Class A | 559 | 354 | 835 | 653 |
| ING Funds Trust: | | | | |
|   ING GNMA Income Fund - Class A | 1,665 | 316 | 556 | 144 |
|   ING Intermediate Bond Fund - Class A | 1,496 | 473 | 1,672 | 268 |
| ING Investors Trust: | | | | |
|   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 2,079 | 1,463 | 2,837 | 2,291 |
|   ING BlackRock Large Cap Growth Portfolio - Institutional Class | 12,968 | 12,086 | 128,112 | 10,240 |
|   ING BlackRock Large Cap Growth Portfolio - Service Class | 91 | - | 80 | 38 |
|   ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 65 | 54 | 156 | 7 |
|   ING Evergreen Health Sciences Portfolio - Service Class | 4,792 | 1,090 | 3,207 | 1,604 |
|   ING Evergreen Omega Portfolio - Service Class | 51 | 15 | - | - |
|   ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 14,704 | 929 | 5,324 | 2,631 |
|   ING Global Real Estate Portfolio - Institutional Class | 55,853 | 3,461 | - | - |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Global Resources Portfolio - Institutional Class | $ 7 | $ 1 | $ 40 | $ - |
| ING Global Resources Portfolio - Service Class | 62,056 | 21,226 | 103,919 | 14,148 |
| ING Janus Contrarian Portfolio - Service Class | 9,329 | 546 | 4,603 | 5 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 353 | 271 | 339 | 77 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 8,100 | 9,806 | 15,257 | 11,397 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 10,292 | 13,457 | 19,506 | 10,023 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 1,471 | 730 | 1,933 | 870 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 31 | 45 | 163 | 109 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 851 | 703 | 1,971 | 758 |
| ING Julius Baer Foreign Portfolio - Service Class | 13,668 | 7,771 | 28,923 | 2,820 |
| ING Legg Mason Value Portfolio - Service Class | 2,060 | 2,385 | 3,263 | 1,942 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 21,601 | 16,868 | 137,049 | 8,942 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 418 | 51 | 581 | 34 |
| ING Marsico Growth Portfolio - Institutional Class | 9,787 | 1,675 | - | - |
| ING Marsico Growth Portfolio - Service Class | 1,626 | 5,168 | 2,277 | 1,123 |
| ING Marsico International Opportunities Portfolio - Adviser Class | 166 | 77 | 66 | - |
| ING Marsico International Opportunities Portfolio - Service Class | 5,157 | 3,756 | 6,755 | 2,546 |
| ING MFS Total Return Portfolio - Adviser Class | 346 | 175 | 629 | 91 |
| ING MFS Total Return Portfolio - Institutional Class | 12,205 | 15,394 | 85,667 | 5,587 |
| ING MFS Total Return Portfolio - Service Class | 6,317 | 6,069 | 7,005 | 8,503 |
| ING MFS Utilities Portfolio - Service Class | 14,547 | 6,817 | 27,746 | 7,695 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 2,111 | 1,886 | 1,850 | 692 |
| ING PIMCO High Yield Portfolio - Institutional Class | 525 | 479 | 1,012 | 434 |
| ING PIMCO High Yield Portfolio - Service Class | 4,100 | 3,544 | 3,884 | 2,956 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 21,573 | 15,558 | 170,710 | 8,950 |
| ING Pioneer Fund Portfolio - Institutional Class | 3,838 | 1,752 | 15,807 | 1,978 |
| ING Pioneer Fund Portfolio - Service Class | 68 | 15 | 109 | 23 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | 8 | 5 | - | - |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 16,615 | 9,295 | 104,569 | 5,929 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 273 | 11 | 11 | - |
| ING Stock Index Portfolio - Institutional Class | 746 | 468 | 647 | 718 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 76,797 | 6,029 | 97,533 | 4,012 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 744 | 356 | 1,096 | 110 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 29,676 | 6,860 | 23,005 | 6,815 |
| ING Templeton Global Growth Portfolio - Institutional Class | 238 | 113 | 1,270 | 78 |
| ING Templeton Global Growth Portfolio - Service Class | 1,075 | 385 | 2,224 | 752 |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 739 | 186 | - | - |
| ING Van Kampen Capital Growth Portfolio - Service Class | 322 | 114 | 74 | 11 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 7,260 | 3,708 | 7,730 | 5,017 |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | $ 112 | $ 244 | $ 195 | $ 219 |
| ING Van Kampen Large Cap Growth Portfolio - Service Class | - | - | - | - |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 579 | 141 | 654 | 166 |
| ING Van Kampen Real Estate Portfolio - Service Class | 14,906 | 3,853 | 20,511 | 9,175 |
| ING VP Index Plus International Equity Portfolio - Institutional Class | 9,708 | 5,196 | 23,401 | 739 |
| ING VP Index Plus International Equity Portfolio - Service Class | 2,191 | 1,919 | 9,922 | 5,658 |
| ING Wells Fargo Disciplined Value Portfolio - Adviser Class | 6 | 8 | 3 | - |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 245 | 1,244 | 1,354 | 916 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 1,118 | 656 | 814 | 901 |
| ING Mutual Funds: | | | | |
| ING International Growth Opportunities Fund - Class Q | 4 | - | 5 | - |
| ING International SmallCap Multi-Manager Fund - Class A | 597 | 269 | 2,051 | 460 |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Adviser Class | 68 | - | 81 | - |
| ING American Century Large Company Value Portfolio - Service Class | 3,172 | 1,055 | 1,490 | 1,873 |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 96 | 64 | 43 | 20 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 7,460 | 2,970 | 5,907 | 6,289 |
| ING Baron Asset Portfolio - Service Class | 1,012 | 620 | 3,527 | 722 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 278 | 172 | 272 | 82 |
| ING Baron Small Cap Growth Portfolio - Service Class | 15,624 | 9,389 | 21,285 | 9,634 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 706 | 129 | 924 | 145 |
| ING Davis New York Venture Portfolio - Service Class | 3,980 | 1,471 | 3,154 | 1,617 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 7,228 | 366 | 3,867 | 16 |
| ING Index Solution 2015 Portfolio - Adviser Class | 37 | - | - | - |
| ING Index Solution 2025 Portfolio - Adviser Class | 80 | - | - | - |
| ING Index Solution 2035 Portfolio - Adviser Class | 50 | - | - | - |
| ING Index Solution 2045 Portfolio - Adviser Class | 6 | - | - | - |
| ING Index Solution Income Portfolio - Adviser Class | 1 | - | - | - |
| ING JPMorgan International Portfolio - Adviser Class | 171 | 236 | 277 | 105 |
| ING JPMorgan International Portfolio - Initial Class | 73,774 | 139,860 | 12,083 | 31,023 |
| ING JPMorgan International Portfolio - Service Class | 26 | 40 | 15 | 1 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 222 | 206 | 412 | 90 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 5,508 | 5,303 | 7,888 | 4,358 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | 24 | 23 | 155 | 73 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 1,877 | 20,540 | 2,952 | 43,831 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 105 | 6 | 26 | 18 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | 11 | 139 | 166 | 56 |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | $ 771 | $ 3,534 | $ 687 | $ 1,133 |
| ING Neuberger Berman Partners Portfolio - Service Class | 2,501 | 802 | 3,601 | 1,492 |
| ING Neuberger Berman Regency Portfolio - Service Class | 4 | 65 | 64 | - |
| ING OpCap Balanced Value Portfolio - Service Class | 3,211 | 8,000 | 2,475 | 3,110 |
| ING Oppenheimer Global Portfolio - Adviser Class | 219 | 135 | 360 | 86 |
| ING Oppenheimer Global Portfolio - Initial Class | 71,401 | 115,339 | 55,048 | 149,707 |
| ING Oppenheimer Global Portfolio - Service Class | 168 | 137 | 318 | 53 |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 323 | 260 | 192 | 49 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 27,530 | 15,665 | 26,922 | 18,515 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 317 | 3,908 | 3,849 | 20 |
| ING PIMCO Total Return Portfolio - Adviser Class | 878 | 491 | 409 | 151 |
| ING PIMCO Total Return Portfolio - Service Class | 49,759 | 20,018 | 24,623 | 8,657 |
| ING Pioneer High Yield Portfolio - Initial Class | 2,788 | 1,810 | 5,895 | 1,624 |
| ING Pioneer High Yield Portfolio - Service Class | 36 | 8 | 93 | 1 |
| ING Solution 2015 Portfolio - Adviser Class | 6,088 | 1,242 | 7,188 | 480 |
| ING Solution 2015 Portfolio - Service Class | 13,824 | 5,036 | 19,648 | 5,245 |
| ING Solution 2025 Portfolio - Adviser Class | 7,199 | 1,100 | 8,121 | 621 |
| ING Solution 2025 Portfolio - Service Class | 21,652 | 4,941 | 24,006 | 3,374 |
| ING Solution 2035 Portfolio - Adviser Class | 6,053 | 570 | 6,338 | 500 |
| ING Solution 2035 Portfolio - Service Class | 17,035 | 2,269 | 17,108 | 2,183 |
| ING Solution 2045 Portfolio - Adviser Class | 3,343 | 645 | 5,897 | 382 |
| ING Solution 2045 Portfolio - Service Class | 11,939 | 1,802 | 10,977 | 1,571 |
| ING Solution Growth and Income Portfolio - Service Class | 908 | 250 | - | - |
| ING Solution Growth Portfolio - Service Class | 443 | 210 | - | - |
| ING Solution Income Portfolio - Adviser Class | 3,604 | 986 | 5,998 | 473 |
| ING Solution Income Portfolio - Service Class | 4,348 | 3,037 | 6,004 | 1,547 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 193 | 104 | 506 | 174 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 57,324 | 37,143 | 41,586 | 65,054 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 152 | 113 | 173 | 98 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 705 | 490 | 1,180 | 158 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 23,639 | 29,782 | 22,362 | 41,447 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 688 | 129 | 429 | 101 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 273 | 38 | - | - |
| ING Templeton Foreign Equity Portfolio - Initial Class | 140,891 | 13,745 | - | - |
| ING Templeton Foreign Equity Portfolio - Service Class | 2,081 | 7,239 | 5,590 | 670 |
| ING Thornburg Value Portfolio - Adviser Class | 67 | 81 | 529 | 47 |
| ING Thornburg Value Portfolio - Initial Class | 3,720 | 12,256 | 8,843 | 20,359 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 54 | - | 18 | 5 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 4,316 | 18,834 | 11,253 | 20,951 |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | $ 3 | $ - | $ 4 | $ - |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 195 | 735 | 1,398 | 775 |
| ING Van Kampen Comstock Portfolio - Adviser Class | 217 | 230 | 432 | 168 |
| ING Van Kampen Comstock Portfolio - Service Class | 9,513 | 17,225 | 9,397 | 20,557 |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 352 | 92 | 213 | 28 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 36,380 | 45,544 | 27,797 | 76,265 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 85 | 50 | 144 | 39 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 8,346 | 7,613 | 8,033 | 9,917 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 16,895 | 12,408 | 12,867 | 14,719 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 15,058 | 11,023 | 12,224 | 21,441 |
| ING Variable Funds: | | | | |
| ING VP Growth and Income Portfolio - Class A | 747 | 340 | 159 | - |
| ING VP Growth and Income Portfolio - Class I | 24,117 | 227,614 | 28,873 | 321,954 |
| ING VP Growth and Income Portfolio - Class S | 412 | 35 | 101 | - |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 114 | 884 | 42 | 117 |
| ING GET U.S. Core Portfolio - Series 2 | 545 | 5,468 | 248 | 2,211 |
| ING GET U.S. Core Portfolio - Series 3 | 1,514 | 4,867 | 687 | 5,992 |
| ING GET U.S. Core Portfolio - Series 5 | 100 | 133 | 42 | 41 |
| ING GET U.S. Core Portfolio - Series 6 | 447 | 512 | 248 | 1,116 |
| ING GET U.S. Core Portfolio - Series 7 | 478 | 358 | 165 | 1,138 |
| ING GET U.S. Core Portfolio - Series 8 | 176 | 134 | 70 | 574 |
| ING GET U.S. Core Portfolio - Series 9 | 36 | 14 | 9 | 10 |
| ING GET U.S. Core Portfolio - Series 10 | 15 | 3 | 3 | 3 |
| ING GET U.S. Core Portfolio - Series 11 | 7 | 15 | 2 | 1 |
| ING Variable Portfolios, Inc.: | | | | |
| ING BlackRock Global Science and Technology Portfolio - Class I | 6,451 | 9,988 | 8,100 | 9,303 |
| ING International Index Portfolio - Class I | 436 | 158 | - | - |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | 2,310 | 783 | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class I | 2,644 | 8,345 | 5,125 | 20,750 |
| ING Opportunistic Large Cap Value Portfolio - Class I | 13,379 | 13,020 | 4,163 | 20,299 |
| ING Russell™ Large Cap Index Portfolio - Class I | 2,937 | 158 | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class I | 1,810 | 396 | - | - |
| ING Russell™ Small Cap Index Portfolio - Class I | 1,010 | 181 | - | - |
| ING VP Index Plus LargeCap Portfolio - Class I | 38,938 | 66,777 | 12,536 | 102,559 |
| ING VP Index Plus LargeCap Portfolio - Class S | 312 | 136 | 422 | 93 |
| ING VP Index Plus MidCap Portfolio - Class I | 54,014 | 46,260 | 47,272 | 77,318 |
| ING VP Index Plus MidCap Portfolio - Class S | 241 | 127 | 330 | 16 |
| ING VP Index Plus SmallCap Portfolio - Class I | 15,010 | 25,686 | 25,665 | 35,541 |
| ING VP Index Plus SmallCap Portfolio - Class S | 31 | 41 | 59 | 8 |
| ING VP Small Company Portfolio - Class I | 26,182 | 18,555 | 29,223 | 49,543 |
| ING VP Small Company Portfolio - Class S | 127 | 53 | 88 | 9 |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Variable Products Trust: | | | | |
| ING VP Financial Services Portfolio - Class I | $ 3,987 | $ 5,788 | $ 2,044 | $ 2,574 |
| ING VP International Value Portfolio - Class I | 37,177 | 19,325 | 60,974 | 18,020 |
| ING VP International Value Portfolio - Class S | 331 | 258 | 482 | 32 |
| ING VP MidCap Opportunities Portfolio - Class I | 5,673 | 1,822 | 3,877 | 1,856 |
| ING VP MidCap Opportunities Portfolio - Class S | 198 | 94 | 61 | - |
| ING VP Real Estate Portfolio - Class I | 19,719 | 60,336 | 14,159 | 36,026 |
| ING VP SmallCap Opportunities Portfolio - Class I | 4,958 | 2,360 | 3,302 | 2,530 |
| ING VP SmallCap Opportunities Portfolio - Class S | 117 | 55 | 16 | 9 |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class I | 61,094 | 83,578 | 45,746 | 99,520 |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 53,907 | 58,206 | 52,355 | 39,876 |
| ING VP Intermediate Bond Portfolio - Class S | 199 | 195 | 395 | 159 |
| ING VP Money Market Portfolio: | | | | |
| ING VP Money Market Portfolio - Class I | 198,085 | 164,200 | 244,213 | 93,643 |
| Janus Adviser Series: | | | | |
| Janus Adviser Balanced Fund - Class S | - | 1 | - | - |
| Janus Aspen Series: | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 67 | 123 | 130 | 186 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 17 | 19 | 39 | 56 |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 61 | 81 | 45 | 63 |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 118 | 152 | 202 | 272 |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 194 | 227 | 55 | 121 |
| The Lazard Funds, Inc.: | | | | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 351 | 79 | 568 | 166 |
| LKCM Funds: | | | | |
| LKCM Aquinas Growth Fund | 75 | 9 | 59 | 17 |
| Loomis Sayles Funds I: | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 878 | 20 | - | - |
| Lord Abbett Affiliated Fund, Inc.: | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 292 | 249 | 507 | 105 |
| Lord Abbett Research Fund, Inc.: | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 300 | 352 | 453 | 88 |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 9,774 | 21,917 | 31,337 | 22,353 |
| Massachusetts Investors Growth Stock Fund: | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 163 | 293 | 103 | 31 |
| Moderate Allocation Portfolio: | | | | |
| Moderate Allocation Portfolio | 9 | 33 | 16 | 15 |
| Morgan Stanley Institutional Fund Trust: | | | | |
| Morgan Stanley U.S. Small Cap Value Portfolio - Class I | 1,439 | 340 | - | - |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| Neuberger Berman Equity Funds®: | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | $ 1,656 | $ 372 | $ 1,641 | $ 157 |
| New Perspective Fund®, Inc.: | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 1,158 | 687 | 3,430 | 854 |
| New Perspective Fund®, Inc. - Class R-4 | 25,476 | 3,823 | 15,273 | 3,416 |
| Oppenheimer Capital Appreciation Fund: | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 169 | 113 | 156 | 23 |
| Oppenheimer Developing Markets Fund: | | | | |
| Oppenheimer Developing Markets Fund - Class A | 59,067 | 27,303 | 69,785 | 30,746 |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Global Securities/VA | 107 | 209 | 118 | 308 |
| Oppenheimer Main Street Fund®/VA | 8 | 10 | 1 | 14 |
| Oppenheimer Main Street Small Cap Fund®/VA | 1,591 | 813 | 3,380 | 705 |
| Oppenheimer MidCap Fund/VA | - | 3 | 31 | 1 |
| Oppenheimer Strategic Bond Fund/VA | 11 | 6 | 42 | 52 |
| Pax World Funds Series Trust I: | | | | |
| Pax World Balanced Fund | 12,104 | 5,484 | 13,279 | 5,386 |
| PIMCO Variable Insurance Trust: | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 53,532 | 10,821 | 14,258 | 7,200 |
| Pioneer High Yield Fund: | | | | |
| Pioneer High Yield Fund - Class A | 1,074 | 238 | 1,856 | 186 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 14,277 | 10,479 | 30,868 | 3,364 |
| Pioneer Equity Income VCT Portfolio - Class I | 320 | 1,310 | 48,713 | 162,589 |
| Pioneer High Yield VCT Portfolio - Class I | 4,106 | 3,519 | 8,380 | 1,266 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 166 | 582 | 17,135 | 94,326 |
| Premier VIT: | | | | |
| Premier VIT OpCap Mid Cap Portfolio | 3,765 | 413 | 477 | 76 |
| RiverSource Investment Series, Inc.: | | | | |
| RiverSource Diversified Equity Income Fund - Class R-4 | 1,830 | 97 | - | - |
| SmallCap World Fund, Inc.: | | | | |
| SMALLCAP World Fund® - Class R-4 | 765 | 104 | - | - |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 177 | 84 | 350 | 240 |
| T. Rowe Price Value Fund, Inc.: | | | | |
| T. Rowe Price Value Fund - Advisor Class | 14 | 3 | 36 | 1 |
| Templeton Funds, Inc.: | | | | |
| Templeton Foreign Fund - Class A | 420 | 331 | 786 | 120 |
| Templeton Income Trust: | | | | |
| Templeton Global Bond Fund - Class A | 50,189 | 8,888 | 40,658 | 2,314 |
| Vanguard® Variable Insurance Fund: | | | | |
| Diversified Value Portfolio | 25 | 7 | 20 | 5 |
| Equity Income Portfolio | 94 | 108 | 104 | 22 |
| Small Company Growth Portfolio | 26 | 1 | 73 | 2 |

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| Wanger Advisors Trust: | | | | |
| Wanger International | $ 7,705 | $ 3,515 | $ 10,636 | $ 895 |
| Wanger Select | 11,319 | 7,280 | 42,066 | 2,690 |
| Wanger USA | 6,380 | 1,897 | 6,892 | 2,409 |
| Washington Mutual Investors Fund$^{SM}$, Inc.: | | | | |
| Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-3 | 1,406 | 682 | 2,109 | 527 |
| Washington Mutual Investors Fund$^{SM}$, Inc. - Class R-4 | 12,794 | 9,546 | 18,491 | 12,342 |
| Wells Fargo Funds Trust: | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 38 | 7 | 33 | 1 |

## 8.    Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| AIM Growth Series: | | | | | | |
| AIM Mid Cap Core Equity Fund - Class A | 12,951 | 9,343 | 3,608 | 5,723 | 4,719 | 1,004 |
| AIM Small Cap Growth Fund - Class A | 1,137 | 1,179 | (42) | 4,109 | 3,068 | 1,041 |
| AIM Investment Funds: | | | | | | |
| AIM Global Health Care Fund - Investor Class | 3,002 | 2,200 | 802 | 3,197 | 2,664 | 533 |
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 760,617 | 941,265 | (180,648) | 577,438 | 858,308 | (280,870) |
| AIM V.I. Core Equity Fund - Series I Shares | 1,270,407 | 1,486,860 | (216,453) | 835,408 | 1,304,710 | (469,302) |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 24,695 | 15,092 | 9,603 | 8,476 | 4,643 | 3,833 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 9,648 | 10,558 | (910) | 23,704 | 18,988 | 4,716 |
| Allianz Funds: | | | | | | |
| Allianz NFJ Large-Cap Value Fund - Institutional Class | 148,552 | 54,015 | 94,537 | - | - | - |
| Allianz NFJ Small-Cap Value Fund - Class A | 10,657 | 10,196 | 461 | 6,745 | 9,594 | (2,849) |
| Amana Mutual Funds Trust: | | | | | | |
| Amana Growth Fund | 4,930 | 1 | 4,929 | - | - | - |
| Amana Income Fund | 5,711 | (2) | 5,713 | - | - | - |
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 200,602 | 267,883 | (67,281) | 408,249 | 323,605 | 84,644 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - A Class | 216,423 | 203,459 | 12,964 | 107,985 | 132,017 | (24,032) |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund | 45,372 | 37,472 | 7,900 | 42,982 | 45,961 | (2,979) |
| Ariel Fund | 65,680 | 32,658 | 33,022 | 63,431 | 47,774 | 15,657 |
| Artisan Funds, Inc.: | | | | | | |
| Artisan International Fund - Investor Shares | 278,603 | 221,622 | 56,981 | - | - | - |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| The Bond Fund of America<sup>SM</sup>, Inc.: | | | | | | |
| The Bond Fund of America<sup>SM</sup>, Inc. - Class R-4 | 339,680 | 118,152 | 221,528 | - | - | - |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert Social Balanced Portfolio | 511,652 | 762,918 | (251,266) | 423,920 | 730,452 | (306,532) |
| Capital One Funds: | | | | | | |
| Capital One Mid Cap Equity Fund - Class A | 3,602 | 9,979 | (6,377) | 7,626 | 8,398 | (772) |
| Columbia Acorn Trust: | | | | | | |
| Columbia<sup>SM</sup> Acorn Fund® - Class Z | 147,291 | 20,951 | 126,340 | - | - | - |
| Columbia Funds Series Trust: | | | | | | |
| Columbia Mid Cap Value Fund - Class A | 269,870 | 11,555 | 258,315 | - | - | - |
| Columbia Mid Cap Value Fund - Class Z | 101,124 | 9,742 | 91,382 | - | - | - |
| DWS Institutional Funds: | | | | | | |
| DWS Equity 500 Index Fund - Class S | 4,775 | 2,013 | 2,762 | 4,945 | 1,450 | 3,495 |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 370,363 | 233,872 | 136,491 | 399,141 | 138,712 | 260,429 |
| EuroPacific Growth Fund® - Class R-4 | 7,070,003 | 4,356,252 | 2,713,751 | 4,956,896 | 2,492,904 | 2,463,992 |
| Evergreen Equity Trust: | | | | | | |
| Evergreen Special Values Fund - Class A | 1,324,898 | 1,444,352 | (119,454) | 1,076,997 | 1,147,297 | (70,300) |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 4,189,021 | 5,987,003 | (1,797,982) | 3,744,191 | 4,876,313 | (1,132,122) |
| Fidelity® VIP Growth Portfolio - Initial Class | 3,977,068 | 4,725,593 | (748,525) | 2,927,325 | 4,827,239 | (1,899,914) |
| Fidelity® VIP High Income Portfolio - Initial Class | 223,272 | 301,391 | (78,119) | 220,235 | 252,226 | (31,991) |
| Fidelity® VIP Overseas Portfolio - Initial Class | 1,109,004 | 1,385,792 | (276,788) | 1,073,246 | 1,017,479 | 55,767 |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 12,028,758 | 12,280,285 | (251,527) | 8,807,157 | 9,668,894 | (861,737) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 671,547 | 885,397 | (213,850) | 245,462 | 513,380 | (267,918) |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 350,921 | 121,379 | 229,542 | 289,297 | 29,672 | 259,625 |
| Fidelity® Variable Insurance Products V: | | | | | | |
| Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Initial Class | 280,484 | 201,562 | 78,922 | 111,148 | 142,968 | (31,820) |

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Franklin Mutual Series Fund Inc.: | | | | | | |
| Mutual Discovery Fund - Class R | 111,234 | 88,706 | 22,528 | 94,824 | 46,401 | 48,423 |
| Franklin Strategic Series: | | | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 53,946 | 59,363 | (5,417) | 19,230 | 8,325 | 10,905 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 2,386,371 | 2,172,012 | 214,359 | 1,982,307 | 1,646,525 | 335,782 |
| Fundamental Investors, Inc.: | | | | | | |
| Fundamental Investors, Inc. - Class R-3 | 2,188 | - | 2,188 | - | - | - |
| Fundamental Investors, Inc. - Class R-4 | 1,469,391 | 114,820 | 1,354,571 | - | - | - |
| The Growth Fund of America®, Inc.: | | | | | | |
| The Growth Fund of America® - Class R-3 | 617,227 | 383,947 | 233,280 | 583,448 | 318,903 | 264,545 |
| The Growth Fund of America® - Class R-4 | 8,883,524 | 5,402,023 | 3,481,501 | 5,779,822 | 3,553,075 | 2,226,747 |
| The Income Fund of America®, Inc.: | | | | | | |
| The Income Fund of America® - Class R-3 | 141,162 | 103,420 | 37,742 | 86,768 | 42,949 | 43,819 |
| ING Equity Trust: | | | | | | |
| ING Financial Services Fund - Class A | 11,805 | 8,585 | 3,220 | 12,431 | 6,876 | 5,555 |
| ING Real Estate Fund - Class A | 68,114 | 56,725 | 11,389 | 94,357 | 97,354 | (2,997) |
| ING Funds Trust: | | | | | | |
| ING GNMA Income Fund - Class A | 172,356 | 59,936 | 112,420 | 104,192 | 70,034 | 34,158 |
| ING Intermediate Bond Fund - Class A | 224,313 | 151,391 | 72,922 | 221,053 | 102,722 | 118,331 |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 224,325 | 229,040 | (4,715) | 249,477 | 228,989 | 20,488 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 2,087,443 | 3,158,777 | (1,071,334) | 12,563,326 | 1,437,420 | 11,125,906 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 10,015 | 1,831 | 8,184 | 6,613 | 3,017 | 3,596 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 5,376 | 7,011 | (1,635) | 14,800 | 710 | 14,090 |
| ING Evergreen Health Sciences Portfolio - Service Class | 666,860 | 377,032 | 289,828 | 362,287 | 253,753 | 108,534 |
| ING Evergreen Omega Portfolio - Service Class | 5,436 | 1,664 | 3,772 | 19 | - | 19 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 1,618,664 | 541,459 | 1,077,205 | 648,072 | 455,939 | 192,133 |
| ING Global Real Estate Portfolio - Institutional Class | 6,215,671 | 854,577 | 5,361,094 | - | - | - |
| ING Global Resources Portfolio - Institutional Class | - | 112 | (112) | 3,163 | - | 3,163 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Investors Trust (continued): | | | | | | |
| ING Global Resources Portfolio - Service Class | 6,214,891 | 4,986,705 | 1,228,186 | 10,819,849 | 2,723,054 | 8,096,795 |
| ING Janus Contrarian Portfolio - Service Class | 1,062,516 | 180,583 | 881,933 | 403,338 | 297 | 403,041 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 19,443 | 20,120 | (677) | 18,637 | 4,302 | 14,335 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 718,580 | 988,140 | (269,560) | 910,736 | 733,949 | 176,787 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 991,706 | 1,276,669 | (284,963) | 1,435,605 | 992,766 | 442,839 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 158,631 | 111,732 | 46,899 | 165,576 | 97,612 | 67,964 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 2,533 | 4,854 | (2,321) | 13,215 | 9,003 | 4,212 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 129,333 | 125,480 | 3,853 | 190,319 | 96,855 | 93,464 |
| ING Julius Baer Foreign Portfolio - Service Class | 1,378,474 | 1,379,620 | (1,146) | 1,936,596 | 667,158 | 1,269,438 |
| ING Legg Mason Value Portfolio - Service Class | 270,131 | 368,522 | (98,391) | 331,690 | 223,908 | 107,782 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 3,326,566 | 4,734,056 | (1,407,490) | 13,555,753 | 1,854,866 | 11,700,887 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 31,055 | 5,349 | 25,706 | 48,981 | 2,795 | 46,186 |
| ING Marsico Growth Portfolio - Institutional Class | 1,046,857 | 249,585 | 797,272 | - | - | - |
| ING Marsico Growth Portfolio - Service Class | 130,652 | 417,523 | (286,871) | 244,311 | 151,526 | 92,785 |
| ING Marsico International Opportunities Portfolio - Adviser Class | 16,659 | 10,866 | 5,793 | 5,652 | 1 | 5,651 |
| ING Marsico International Opportunities Portfolio - Service Class | 512,497 | 495,535 | 16,962 | 489,162 | 279,587 | 209,575 |
| ING MFS Total Return Portfolio - Adviser Class | 25,026 | 18,372 | 6,654 | 52,240 | 7,557 | 44,683 |
| ING MFS Total Return Portfolio - Institutional Class | 882,143 | 2,148,919 | (1,266,776) | 7,808,929 | 543,137 | 7,265,792 |
| ING MFS Total Return Portfolio - Service Class | 561,070 | 858,965 | (297,895) | 652,101 | 913,221 | (261,120) |
| ING MFS Utilities Portfolio - Service Class | 1,283,623 | 1,137,644 | 145,979 | 2,164,991 | 1,033,978 | 1,131,013 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 243,625 | 226,131 | 17,494 | 167,768 | 75,288 | 92,480 |
| ING PIMCO High Yield Portfolio - Institutional Class | 54,117 | 54,831 | (714) | 92,474 | 41,737 | 50,737 |
| ING PIMCO High Yield Portfolio - Service Class | 629,697 | 621,427 | 8,270 | 401,342 | 352,696 | 48,646 |
| ING Pioneer Equity Income Portfolio - Institutional Class | 7,008,917 | 6,546,358 | 462,559 | 19,629,191 | 2,532,801 | 17,096,390 |
| ING Pioneer Fund Portfolio - Institutional Class | 621,653 | 497,276 | 124,377 | 1,663,331 | 441,239 | 1,222,092 |
| ING Pioneer Fund Portfolio - Service Class | 6,830 | 1,746 | 5,084 | 9,573 | 2,005 | 7,568 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | 783 | 538 | 245 | - | - | - |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 3,061,080 | 2,929,679 | 131,401 | 10,041,374 | 1,387,993 | 8,653,381 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 32,563 | 6,477 | 26,086 | 884 | - | 884 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | **Year Ended December 31,** | | | | | |
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Stock Index Portfolio - Institutional Class | 120,017 | 107,094 | 12,923 | 278,329 | 295,247 | (16,918) |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 8,908,597 | 4,875,658 | 4,032,939 | 8,366,631 | 2,223,481 | 6,143,150 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 56,069 | 32,855 | 23,214 | 83,760 | 8,523 | 75,237 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 2,197,549 | 1,355,572 | 841,977 | 1,675,199 | 997,623 | 677,576 |
| ING Templeton Global Growth Portfolio - Institutional Class | 23,828 | 17,294 | 6,534 | 85,161 | 14,585 | 70,576 |
| ING Templeton Global Growth Portfolio - Service Class | 182,066 | 119,496 | 62,570 | 242,420 | 118,130 | 124,290 |
| ING Van Kampen Capital Growth Portfolio - Institutional Class | 96,631 | 30,549 | 66,082 | - | - | - |
| ING Van Kampen Capital Growth Portfolio - Service Class | 31,601 | 16,949 | 14,652 | 6,001 | 889 | 5,112 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 877,614 | 703,133 | 174,481 | 717,617 | 616,921 | 100,696 |
| ING Van Kampen Large Cap Growth Portfolio - Institutional Class | 40,551 | 54,525 | (13,974) | 20,322 | 22,750 | (2,428) |
| ING Van Kampen Large Cap Growth Portfolio - Service Class | 6 | 16 | (10) | 10 | - | 10 |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 45,440 | 21,480 | 23,960 | 45,648 | 13,254 | 32,394 |
| ING Van Kampen Real Estate Portfolio - Service Class | 1,923,211 | 1,175,859 | 747,352 | 2,206,811 | 1,507,215 | 699,596 |
| ING VP Index Plus International Equity Portfolio - Institutional Class | 752,324 | 940,171 | (187,847) | 2,247,490 | 107,202 | 2,140,288 |
| ING VP Index Plus International Equity Portfolio - Service Class | 158,852 | 317,248 | (158,396) | 1,012,580 | 632,793 | 379,787 |
| ING Wells Fargo Disciplined Value Portfolio - Adviser Class | 640 | 933 | (293) | 293 | - | 293 |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 29,760 | 138,803 | (109,043) | 134,502 | 96,560 | 37,942 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 147,427 | 107,822 | 39,605 | 90,288 | 96,877 | (6,589) |
| ING Mutual Funds: | | | | | | |
| ING International Growth Opportunities Fund - Class Q | 251 | - | 251 | 786 | 587 | 199 |
| ING International SmallCap Multi-Manager Fund - Class A | 56,840 | 36,689 | 20,151 | 98,878 | 34,237 | 64,641 |
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value Portfolio - Adviser Class | 3,330 | - | 3,330 | 6,597 | - | 6,597 |
| ING American Century Large Company Value Portfolio - Service Class | 152,255 | 141,442 | 10,813 | 261,606 | 312,721 | (51,115) |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 7,653 | 6,292 | 1,361 | 3,046 | 1,610 | 1,436 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 642,768 | 530,000 | 112,768 | 334,590 | 587,143 | (252,553) |
| ING Baron Asset Portfolio - Service Class | 195,627 | 157,395 | 38,232 | 362,660 | 98,595 | 264,065 |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 22,721 | 13,612 | 9,109 | 21,838 | 6,475 | 15,363 |
| ING Baron Small Cap Growth Portfolio - Service Class | 2,443,020 | 2,115,308 | 327,712 | 2,302,412 | 1,557,538 | 744,874 |

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Columbia Small Cap Value II Portfolio - Service Class | 126,584 | 61,840 | 64,744 | 90,561 | 16,977 | 73,584 |
| ING Davis New York Venture Portfolio - Service Class | 429,149 | 269,610 | 159,539 | 90,239 | 206 | 90,033 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 644,350 | 62,151 | 582,199 | 320,169 | 1,293 | 318,876 |
| ING Index Solution 2015 Portfolio - Adviser Class | 4,707 | (2) | 4,709 | - | - | - |
| ING Index Solution 2025 Portfolio - Adviser Class | 11,318 | - | 11,318 | - | - | - |
| ING Index Solution 2035 Portfolio - Adviser Class | 7,489 | 4 | 7,485 | - | - | - |
| ING Index Solution 2045 Portfolio - Adviser Class | 973 | - | 973 | - | - | - |
| ING Index Solution Income Portfolio - Adviser Class | 112 | - | 112 | - | - | - |
| ING JPMorgan International Portfolio - Adviser Class | 4,590 | 18,591 | (14,001) | 91,909 | 79,500 | 12,409 |
| ING JPMorgan International Portfolio - Initial Class | 6,217,517 | 11,695,433 | (5,477,916) | 930,958 | 1,763,555 | (832,597) |
| ING JPMorgan International Portfolio - Service Class | 588 | 2,456 | (1,868) | 75,148 | 74,302 | 846 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 14,310 | 15,736 | (1,426) | 31,188 | 7,076 | 24,112 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 716,794 | 895,344 | (178,550) | 753,529 | 624,087 | 129,442 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | 3,398 | 3,164 | 234 | 7,698 | 395 | 7,303 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 2,068,223 | 3,589,805 | (1,521,582) | 1,451,954 | 4,147,807 | (2,695,853) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 10,294 | 1,190 | 9,104 | 612 | 15 | 597 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | 628 | 13,566 | (12,938) | 14,820 | 5,011 | 9,809 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | 360,786 | 658,548 | (297,762) | 56,393 | 95,397 | (39,004) |
| ING Neuberger Berman Partners Portfolio - Service Class | 351,721 | 191,937 | 159,784 | 333,138 | 154,696 | 178,442 |
| ING Neuberger Berman Regency Portfolio - Service Class | 376 | 5,842 | (5,466) | 5,336 | 1 | 5,335 |
| ING OpCap Balanced Value Portfolio - Service Class | 140,167 | 914,713 | (774,546) | 55,321 | 200,551 | (145,230) |
| ING Oppenheimer Global Portfolio - Adviser Class | 13,040 | 10,145 | 2,895 | 26,982 | 6,598 | 20,384 |
| ING Oppenheimer Global Portfolio - Initial Class | 10,464,561 | 18,538,373 | (8,073,812) | 7,087,217 | 16,752,035 | (9,664,818) |
| ING Oppenheimer Global Portfolio - Service Class | 11,864 | 11,108 | 756 | 17,666 | 3,042 | 14,624 |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 24,828 | 22,006 | 2,822 | 16,071 | 4,281 | 11,790 |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 4,753,262 | 4,325,808 | 427,454 | 3,657,876 | 3,311,398 | 346,478 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 30,449 | 336,194 | (305,745) | 331,994 | 1,560 | 330,434 |
| ING PIMCO Total Return Portfolio - Adviser Class | 56,433 | 28,172 | 28,261 | 36,805 | 13,949 | 22,856 |
| ING PIMCO Total Return Portfolio - Service Class | 6,195,346 | 4,369,373 | 1,825,973 | 3,136,099 | 1,922,724 | 1,213,375 |

| | **Year Ended December 31,** | | | | | |
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Pioneer High Yield Portfolio - Initial Class | 303,304 | 260,075 | 43,229 | 580,371 | 209,590 | 370,781 |
| ING Pioneer High Yield Portfolio - Service Class | 9,605 | 7,619 | 1,986 | 9,054 | 1,022 | 8,032 |
| ING Solution 2015 Portfolio - Adviser Class | 755,877 | 352,694 | 403,183 | 964,555 | 407,696 | 556,859 |
| ING Solution 2015 Portfolio - Service Class | 2,065,621 | 1,332,946 | 732,675 | 2,247,322 | 1,055,928 | 1,191,394 |
| ING Solution 2025 Portfolio - Adviser Class | 904,991 | 412,861 | 492,130 | 1,051,286 | 454,599 | 596,687 |
| ING Solution 2025 Portfolio - Service Class | 3,058,307 | 1,616,896 | 1,441,411 | 2,769,924 | 1,130,437 | 1,639,487 |
| ING Solution 2035 Portfolio - Adviser Class | 766,635 | 320,528 | 446,107 | 759,253 | 316,591 | 442,662 |
| ING Solution 2035 Portfolio - Service Class | 2,337,613 | 1,052,525 | 1,285,088 | 1,839,346 | 694,675 | 1,144,671 |
| ING Solution 2045 Portfolio - Adviser Class | 451,435 | 232,684 | 218,751 | 553,666 | 149,504 | 404,162 |
| ING Solution 2045 Portfolio - Service Class | 1,592,320 | 688,354 | 903,966 | 1,135,541 | 431,202 | 704,339 |
| ING Solution Growth and Income Portfolio - Service Class | 119,437 | 37,751 | 81,686 | - | - | - |
| ING Solution Growth Portfolio - Service Class | 64,306 | 39,245 | 25,061 | - | - | - |
| ING Solution Income Portfolio - Adviser Class | 372,956 | 164,342 | 208,614 | 953,824 | 458,294 | 495,530 |
| ING Solution Income Portfolio - Service Class | 521,217 | 432,641 | 88,576 | 697,660 | 303,763 | 393,897 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 11,479 | 10,658 | 821 | 38,827 | 13,501 | 25,326 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 5,398,433 | 7,844,400 | (2,445,967) | 3,622,133 | 7,955,554 | (4,333,421) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 9,431 | 11,687 | (2,256) | 361,336 | 357,445 | 3,891 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 51,958 | 40,712 | 11,246 | 79,555 | 36 | 79,519 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 2,738,286 | 3,742,230 | (1,003,944) | 2,119,084 | 3,231,669 | (1,112,585) |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 68,959 | 30,548 | 38,411 | 40,453 | 20,038 | 20,415 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 28,033 | 5,346 | 22,687 | - | - | - |
| ING Templeton Foreign Equity Portfolio - Initial Class | 14,957,289 | 2,918,419 | 12,038,870 | - | - | - |
| ING Templeton Foreign Equity Portfolio - Service Class | 160,983 | 580,948 | (419,965) | 505,988 | 107,681 | 398,307 |
| ING Thornburg Value Portfolio - Adviser Class | 4,983 | 7,217 | (2,234) | 43,011 | 6,164 | 36,847 |
| ING Thornburg Value Portfolio - Initial Class | 1,028,341 | 1,344,413 | (316,072) | 908,253 | 1,370,840 | (462,587) |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | 5,230 | 4 | 5,226 | 20,061 | 18,948 | 1,113 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 1,242,138 | 2,446,870 | (1,204,732) | 1,455,655 | 1,896,676 | (441,021) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 326 | 28 | 298 | 1,564 | 1,274 | 290 |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 48,815 | 107,367 | (58,552) | 138,155 | 82,091 | 56,064 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Partners, Inc. (continued): | | | | | | |
| ING Van Kampen Comstock Portfolio - Adviser Class | 11,588 | 16,360 | (4,772) | 33,669 | 13,389 | 20,280 |
| ING Van Kampen Comstock Portfolio - Service Class | 1,795,226 | 2,877,099 | (1,081,873) | 1,263,056 | 2,168,753 | (905,697) |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 28,806 | 11,457 | 17,349 | 17,787 | 2,302 | 15,485 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 5,712,119 | 8,989,943 | (3,277,824) | 4,447,388 | 9,639,063 | (5,191,675) |
| ING Van Kampen Equity and Income Portfolio - Service Class | 1,804 | 1,927 | (123) | 188,210 | 185,893 | 2,317 |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 824,694 | 995,527 | (170,833) | 728,854 | 933,922 | (205,068) |
| ING VP Strategic Allocation Growth Portfolio - Class I | 1,352,865 | 1,668,249 | (315,384) | 1,086,612 | 1,404,602 | (317,990) |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 1,674,269 | 1,847,461 | (173,192) | 1,158,918 | 1,809,637 | (650,719) |
| ING Variable Funds: | | | | | | |
| ING VP Growth and Income Portfolio - Class A | 61,481 | 20,473 | 41,008 | 14,612 | 7 | 14,605 |
| ING VP Growth and Income Portfolio - Class I | 8,411,252 | 19,391,889 | (10,980,637) | 7,117,241 | 16,768,633 | (9,651,392) |
| ING VP Growth and Income Portfolio - Class S | 47,033 | 10,670 | 36,363 | 9,341 | - | 9,341 |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 1 | - | 79,603 | (79,603) | - | 9,163 | (9,163) |
| ING GET U.S. Core Portfolio - Series 2 | 6,499 | 517,054 | (510,555) | 36,724 | 230,619 | (193,895) |
| ING GET U.S. Core Portfolio - Series 3 | 24,582 | 462,586 | (438,004) | 97,747 | 621,892 | (524,145) |
| ING GET U.S. Core Portfolio - Series 5 | - | 11,347 | (11,347) | - | 2,418 | (2,418) |
| ING GET U.S. Core Portfolio - Series 6 | 245 | 44,313 | (44,068) | 3,892 | 99,492 | (95,600) |
| ING GET U.S. Core Portfolio - Series 7 | 3,423 | 34,178 | (30,755) | 9,451 | 108,202 | (98,751) |
| ING GET U.S. Core Portfolio - Series 8 | 1,489 | 12,901 | (11,412) | - | 50,524 | (50,524) |
| ING GET U.S. Core Portfolio - Series 9 | 1,230 | 2,352 | (1,122) | - | 654 | (654) |
| ING GET U.S. Core Portfolio - Series 10 | 1,051 | 1,199 | (148) | - | 119 | (119) |
| ING GET U.S. Core Portfolio - Series 11 | 2,022 | 3,423 | (1,401) | 1,378 | 1,387 | (9) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Global Science and Technology Portfolio - Class I | 3,205,098 | 4,004,636 | (799,538) | 3,050,740 | 3,458,973 | (408,233) |
| ING International Index Portfolio - Class I | 65,337 | 28,124 | 37,213 | - | - | - |
| ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I | 245,094 | 92,194 | 152,900 | - | - | - |
| ING Opportunistic Large Cap Growth Portfolio - Class I | 878,310 | 1,278,791 | (400,481) | 918,075 | 1,844,379 | (926,304) |

|  | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
|  | **2008** | | | **2007** | | |
|  | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Variable Portfolios, Inc. (continued): | | | | | | |
| ING Opportunistic Large Cap Value Portfolio - Class I | 878,286 | 1,478,814 | (600,528) | 615,854 | 1,440,721 | (824,867) |
| ING Russell™ Large Cap Index Portfolio - Class I | 438,570 | 35,576 | 402,994 | - | - | - |
| ING Russell™ Mid Cap Index Portfolio - Class I | 280,175 | 55,934 | 224,241 | - | - | - |
| ING Russell™ Small Cap Index Portfolio - Class I | 124,705 | 33,512 | 91,193 | - | - | - |
| ING VP Index Plus LargeCap Portfolio - Class I | 4,700,264 | 7,518,268 | (2,818,004) | 3,132,176 | 7,400,122 | (4,267,946) |
| ING VP Index Plus LargeCap Portfolio - Class S | 29,154 | 13,839 | 15,315 | 34,733 | 7,800 | 26,933 |
| ING VP Index Plus MidCap Portfolio - Class I | 3,748,737 | 5,296,655 | (1,547,918) | 3,013,153 | 5,345,859 | (2,332,706) |
| ING VP Index Plus MidCap Portfolio - Class S | 22,153 | 15,652 | 6,501 | 26,670 | 1,311 | 25,359 |
| ING VP Index Plus SmallCap Portfolio - Class I | 2,156,481 | 3,391,049 | (1,234,568) | 1,855,429 | 3,309,955 | (1,454,526) |
| ING VP Index Plus SmallCap Portfolio - Class S | 4,159 | 4,354 | (195) | 4,508 | 640 | 3,868 |
| ING VP Small Company Portfolio - Class I | 1,778,485 | 1,936,409 | (157,924) | 1,082,126 | 2,632,490 | (1,550,364) |
| ING VP Small Company Portfolio - Class S | 9,399 | 4,606 | 4,793 | 6,798 | 735 | 6,063 |
| ING Variable Products Trust: | | | | | | |
| ING VP Financial Services Portfolio - Class I | 470,025 | 684,679 | (214,654) | 205,752 | 253,616 | (47,864) |
| ING VP International Value Portfolio - Class I | 2,238,132 | 2,685,227 | (447,095) | 990,186 | 382 | 989,804 |
| ING VP International Value Portfolio - Class S | 15,757 | 18,951 | (3,194) | 29,605 | 2,213 | 27,392 |
| ING VP MidCap Opportunities Portfolio - Class I | 771,053 | 485,532 | 285,521 | 386,244 | 246,512 | 139,732 |
| ING VP MidCap Opportunities Portfolio - Class S | 15,833 | 8,420 | 7,413 | 4,777 | 21 | 4,756 |
| ING VP Real Estate Portfolio - Class I | 1,235,660 | 4,087,262 | (2,851,602) | 1,182,755 | 2,488,798 | (1,306,043) |
| ING VP SmallCap Opportunities Portfolio - Class I | 958,830 | 867,957 | 90,873 | 464,165 | 386,491 | 77,674 |
| ING VP SmallCap Opportunities Portfolio - Class S | 9,151 | 4,832 | 4,319 | 1,261 | 736 | 525 |
| ING VP Balanced Portfolio, Inc.: | | | | | | |
| ING VP Balanced Portfolio - Class I | 2,918,839 | 6,598,521 | (3,679,682) | 2,955,259 | 5,433,278 | (2,478,019) |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 5,513,773 | 6,888,917 | (1,375,144) | 5,417,154 | 4,942,349 | 474,805 |
| ING VP Intermediate Bond Portfolio - Class S | 11,030 | 12,550 | (1,520) | 37,708 | 15,412 | 22,296 |
| ING VP Money Market Portfolio: | | | | | | |
| ING VP Money Market Portfolio - Class I | 25,711,004 | 20,488,837 | 5,222,167 | 19,867,213 | 12,375,205 | 7,492,008 |

| | Year Ended December 31, | | | | | |
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Janus Adviser Series: | | | | | | |
| Janus Adviser Balanced Fund - Class S | - | 46 | (46) | 2,759 | 2,759 | - |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 2,504 | 5,803 | (3,299) | 5,933 | 7,591 | (1,658) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 1,329 | 1,573 | (244) | 2,104 | 3,023 | (919) |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 5,889 | 6,589 | (700) | 3,432 | 4,271 | (839) |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 8,675 | 10,518 | (1,843) | 8,231 | 10,635 | (2,404) |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 13,922 | 14,574 | (652) | 3,238 | 5,612 | (2,374) |
| The Lazard Funds, Inc.: | | | | | | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 49,608 | 14,297 | 35,311 | 56,367 | 19,163 | 37,204 |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 7,144 | 949 | 6,195 | 22,791 | 20,172 | 2,619 |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 132,753 | 6,488 | 126,265 | - | - | - |
| Lord Abbett Affiliated Fund, Inc.: | | | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 46,076 | 48,401 | (2,325) | 62,464 | 50,314 | 12,150 |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 39,227 | 43,645 | (4,418) | 67,759 | 59,864 | 7,895 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 2,068,375 | 3,447,988 | (1,379,613) | 1,899,814 | 2,525,719 | (625,905) |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 13,538 | 25,419 | (11,881) | 23,149 | 17,169 | 5,980 |
| Moderate Allocation Portfolio: | | | | | | |
| Moderate Allocation Portfolio | - | 2,583 | (2,583) | 646 | - | 646 |
| Morgan Stanley Institutional Fund Trust: | | | | | | |
| Morgan Stanley U.S. Small Cap Value Portfolio - Class I | 153,997 | 40,399 | 113,598 | - | - | - |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 260,191 | 117,032 | 143,159 | 159,925 | 33,771 | 126,154 |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| New Perspective Fund®, Inc.: | | | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 91,701 | 75,474 | 16,227 | 231,269 | 75,992 | 155,277 |
| New Perspective Fund®, Inc. - Class R-4 | 2,285,471 | 978,958 | 1,306,513 | 1,180,646 | 620,099 | 560,547 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 40,754 | 34,576 | 6,178 | 39,871 | 29,627 | 10,244 |
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 1,431,493 | 1,576,308 | (144,815) | 1,631,150 | 1,356,798 | 274,352 |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Global Securities/VA | 5,423 | 11,863 | (6,440) | 5,379 | 14,493 | (9,114) |
| Oppenheimer Main Street Fund®/VA | - | 1,077 | (1,077) | 14 | 1,154 | (1,140) |
| Oppenheimer Main Street Small Cap Fund®/VA | 236,045 | 189,455 | 46,590 | 332,421 | 152,188 | 180,233 |
| Oppenheimer MidCap Fund/VA | - | 520 | (520) | 4,230 | 100 | 4,130 |
| Oppenheimer Strategic Bond Fund/VA | 429 | 534 | (105) | 2,831 | 3,717 | (886) |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund | 1,917,060 | 1,518,986 | 398,074 | 1,456,218 | 1,070,970 | 385,248 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 6,383,005 | 3,029,053 | 3,353,952 | 1,872,114 | 1,349,048 | 523,066 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 150,622 | 95,568 | 55,054 | 229,101 | 117,129 | 111,972 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 2,051,135 | 2,106,780 | (55,645) | 3,024,096 | 744,570 | 2,279,526 |
| Pioneer Equity Income VCT Portfolio - Class I | 22,339 | 101,777 | (79,438) | 3,785,938 | 11,822,590 | (8,036,652) |
| Pioneer High Yield VCT Portfolio - Class I | 609,690 | 697,348 | (87,658) | 878,955 | 346,365 | 532,590 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 8,525 | 35,963 | (27,438) | 808,549 | 5,489,676 | (4,681,127) |
| Premier VIT: | | | | | | |
| Premier VIT OpCap Mid Cap Portfolio | 532,282 | 135,793 | 396,489 | 48,932 | 8,831 | 40,101 |
| RiverSource Investment Series, Inc.: | | | | | | |
| RiverSource Diversified Equity Income Fund - Class R-4 | 256,781 | 20,088 | 236,693 | - | - | - |
| SmallCap World Fund, Inc.: | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 102,952 | 23,436 | 79,516 | - | - | - |

| | **Year Ended December 31,** | | | | | |
| | **2008** | | | **2007** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 33,109 | 27,192 | 5,917 | 47,799 | 48,781 | (982) |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 1,503 | 404 | 1,099 | 1,127,366 | 1,124,683 | 2,683 |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 34,265 | 44,692 | (10,427) | 39,429 | 16,711 | 22,718 |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Class A | 4,912,843 | 3,025,426 | 1,887,417 | 3,323,277 | 848,473 | 2,474,804 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 1,456 | 633 | 823 | 1,484 | 705 | 779 |
| Equity Income Portfolio | 6,373 | 10,764 | (4,391) | 7,478 | 3,087 | 4,391 |
| Small Company Growth Portfolio | 3,329 | 1,681 | 1,648 | 7,104 | 1,898 | 5,206 |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 1,134,746 | 847,490 | 287,256 | 1,117,096 | 201,335 | 915,761 |
| Wanger Select | 2,004,217 | 1,816,671 | 187,546 | 3,483,410 | 1,088,696 | 2,394,714 |
| Wanger USA | 762,962 | 547,518 | 215,444 | 759,102 | 501,522 | 257,580 |
| Washington Mutual Investors Fund℠, Inc.: | | | | | | |
| Washington Mutual Investors Fund℠, Inc. - Class R-3 | 254,746 | 201,698 | 53,048 | 277,535 | 184,207 | 93,328 |
| Washington Mutual Investors Fund℠, Inc. - Class R-4 | 2,584,263 | 2,507,231 | 77,032 | 2,074,064 | 2,019,305 | 54,759 |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 3,657 | 1,190 | 2,467 | 2,194 | 88 | 2,106 |

## 9. Unit Summary

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM Mid Cap Core Equity Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP4 | 2,262.231 | $ 10.46 | $ 23,663 |
| ING MAP PLUS NP8 | 1,289.149 | 10.35 | 13,343 |
| ING MAP PLUS NP9 | 1,740.348 | 10.33 | 17,978 |
| ING MAP PLUS NP11 | 11,543.378 | 10.28 | 118,666 |
| ING MAP PLUS NP15 | 17.848 | 10.18 | 182 |
| ING MAP PLUS NP25 | 3,230.491 | 9.93 | 32,079 |
| ING MAP PLUS NP26 | 4.098 | 9.91 | 41 |
| ING MAP PLUS NP28 | 1,564.968 | 9.86 | 15,431 |
| ING MAP PLUS NP30 | 30.956 | 9.81 | 304 |
| Qualified XII (1.00) | 901.947 | 11.62 | 10,481 |
| | 22,585.414 | | $ 232,168 |
| **AIM Small Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 2,334.842 | $ 8.69 | $ 20,290 |
| **AIM Global Health Care Fund - Investor Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 602.805 | $ 25.33 | $ 15,269 |
| ING MAP PLUS NP11 | 913.840 | 25.24 | 23,065 |
| ING MAP PLUS NP17 | 266.703 | 24.98 | 6,662 |
| ING MAP PLUS NP21 | 828.274 | 24.80 | 20,541 |
| ING MAP PLUS NP23 | 902.254 | 24.72 | 22,304 |
| ING MAP PLUS NP26 | 727.689 | 24.59 | 17,894 |
| ING MAP PLUS NP28 | 303.025 | 24.50 | 7,424 |
| ING MAP PLUS NP29 | 102.265 | 24.46 | 2,501 |
| ING MAP PLUS NP30 | 260.758 | 24.42 | 6,368 |
| | 4,907.613 | | $ 122,028 |
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 9,511.604 | $4.01 to $8.14 | $ 47,244 |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,016,485.894 | 6.54 | 6,647,818 |
| Qualified VIII | 1,779.133 | 6.53 | 11,618 |
| Qualified X (1.15) | 22,383.309 | 6.60 | 147,730 |
| Qualified X (1.25) | 101,840.729 | 6.54 | 666,038 |
| Qualified XII (0.00) | 746.220 | 7.38 | 5,507 |
| Qualified XII (0.05) | 6,265.229 | 7.11 | 44,546 |
| Qualified XII (0.20) | 2,277.403 | 7.24 | 16,488 |
| Qualified XII (0.25) | 240.752 | 7.21 | 1,736 |
| Qualified XII (0.30) | 33,500.004 | 7.17 | 240,195 |
| Qualified XII (0.35) | 726.654 | 7.14 | 5,188 |
| Qualified XII (0.40) | 16,872.461 | 7.10 | 119,794 |
| Qualified XII (0.50) | 23,865.026 | 7.03 | 167,771 |
| Qualified XII (0.55) | 22,321.517 | 7.00 | 156,251 |
| Qualified XII (0.60) | 19,488.792 | 6.96 | 135,642 |
| Qualified XII (0.65) | 73,508.805 | 6.93 | 509,416 |
| Qualified XII (0.70) | 53,838.287 | 6.90 | 371,484 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares** (continued) | | | |
| Qualified XII (0.75) | 69,732.631 | $ 6.86 | $ 478,366 |
| Qualified XII (0.80) | 103,556.934 | 6.83 | 707,294 |
| Qualified XII (0.85) | 185,083.679 | 6.80 | 1,258,569 |
| Qualified XII (0.90) | 7,630.074 | 6.76 | 51,579 |
| Qualified XII (0.95) | 162,909.314 | 6.73 | 1,096,380 |
| Qualified XII (1.00) | 208,692.479 | 6.70 | 1,398,240 |
| Qualified XII (1.05) | 31,256.708 | 6.67 | 208,482 |
| Qualified XII (1.10) | 51,644.976 | 6.63 | 342,406 |
| Qualified XII (1.15) | 43,317.374 | 6.60 | 285,895 |
| Qualified XII (1.20) | 31,562.673 | 6.57 | 207,367 |
| Qualified XII (1.25) | 51,977.544 | 6.54 | 339,933 |
| Qualified XII (1.30) | 4,679.393 | 6.51 | 30,463 |
| Qualified XII (1.35) | 6,682.566 | 6.48 | 43,303 |
| Qualified XII (1.40) | 12,848.557 | 6.44 | 82,745 |
| Qualified XII (1.45) | 3,093.339 | 6.41 | 19,828 |
| Qualified XII (1.50) | 1,273.854 | 6.38 | 8,127 |
| Qualified XV | 11,558.656 | 6.71 | 77,559 |
| Qualified XVI | 31,228.951 | 6.38 | 199,241 |
| Qualified XVII | 817.540 | 6.54 | 5,347 |
| Qualified XVIII | 3,002.818 | 6.54 | 19,638 |
| Qualified XXV | 9,264.897 | 6.81 | 63,094 |
| Qualified XXVI | 4,727.878 | 6.73 | 31,819 |
| Qualified XXVII | 302,165.874 | 4.13 | 1,247,945 |
| Qualified XXXII | 1,532.654 | 7.65 | 11,725 |
| Qualified XXXVI | 1,391.157 | 7.65 | 10,642 |
| Qualified XXXVIII | 10,104.984 | 5.60 | 56,588 |
| Qualified XLIII | 1,109.246 | 5.58 | 6,190 |
| Qualified LIII | 13,181.885 | 7.90 | 104,137 |
| Qualified LIV | 7,894.954 | 7.84 | 61,896 |
| Qualified LVI | 14,915.777 | 7.93 | 118,282 |
| Qualified LIX | 507.783 | 7.73 | 3,925 |
| | 2,794,998.968 | | $ 17,871,471 |
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 40,192.784 | $9.19 to $10.02 | $ 400,662 |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,576,598.643 | 7.33 | 11,556,468 |
| Qualified VIII | 4.083 | 7.33 | 30 |
| Qualified X (1.15) | 33,778.666 | 7.40 | 249,962 |
| Qualified X (1.25) | 96,277.832 | 7.33 | 705,717 |
| Qualified XII (0.00) | 386.406 | 8.28 | 3,199 |
| Qualified XII (0.05) | 15,072.452 | 7.98 | 120,278 |
| Qualified XII (0.10) | 8.649 | 8.20 | 71 |
| Qualified XII (0.20) | 5,627.032 | 8.12 | 45,692 |
| Qualified XII (0.25) | 59.715 | 8.08 | 483 |
| Qualified XII (0.30) | 60,384.812 | 8.04 | 485,494 |
| Qualified XII (0.35) | 2,046.544 | 8.00 | 16,372 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| **(continued)** | | | |
| Qualified XII (0.40) | 14,949.729 | $ 7.96 | $ 119,000 |
| Qualified XII (0.50) | 34,384.455 | 7.89 | 271,293 |
| Qualified XII (0.55) | 54,037.396 | 7.85 | 424,194 |
| Qualified XII (0.60) | 41,182.708 | 7.81 | 321,637 |
| Qualified XII (0.65) | 48,014.799 | 7.77 | 373,075 |
| Qualified XII (0.70) | 62,974.940 | 7.73 | 486,796 |
| Qualified XII (0.75) | 96,141.968 | 7.70 | 740,293 |
| Qualified XII (0.80) | 193,666.698 | 7.66 | 1,483,487 |
| Qualified XII (0.85) | 199,412.807 | 7.62 | 1,519,526 |
| Qualified XII (0.90) | 9,414.225 | 7.59 | 71,454 |
| Qualified XII (0.95) | 215,265.995 | 7.55 | 1,625,258 |
| Qualified XII (1.00) | 481,590.988 | 7.51 | 3,616,748 |
| Qualified XII (1.05) | 86,233.914 | 7.48 | 645,030 |
| Qualified XII (1.10) | 63,604.590 | 7.44 | 473,218 |
| Qualified XII (1.15) | 39,837.982 | 7.40 | 294,801 |
| Qualified XII (1.20) | 44,763.802 | 7.37 | 329,909 |
| Qualified XII (1.25) | 62,944.889 | 7.33 | 461,386 |
| Qualified XII (1.30) | 3,168.251 | 7.30 | 23,128 |
| Qualified XII (1.35) | 10,489.865 | 7.26 | 76,156 |
| Qualified XII (1.40) | 19,761.501 | 7.23 | 142,876 |
| Qualified XII (1.45) | 2,458.149 | 7.19 | 17,674 |
| Qualified XII (1.50) | 2,673.697 | 7.16 | 19,144 |
| Qualified XV | 6,036.454 | 7.53 | 45,455 |
| Qualified XVI | 37,028.947 | 7.16 | 265,127 |
| Qualified XVII | 2,182.548 | 7.34 | 16,020 |
| Qualified XVIII | 5,002.014 | 7.34 | 36,715 |
| Qualified XXV | 19,916.885 | 7.64 | 152,165 |
| Qualified XXVI | 4,209.624 | 7.55 | 31,783 |
| Qualified XXVII | 535,570.594 | 5.93 | 3,175,934 |
| Qualified XXXII | 856.377 | 9.85 | 8,435 |
| Qualified XXXIII (0.65) | 659.484 | 10.08 | 6,648 |
| Qualified XXXVI | 1,678.856 | 10.16 | 17,057 |
| Qualified XXXVIII | 25,941.121 | 6.87 | 178,216 |
| Qualified XLIII | 122.841 | 6.85 | 841 |
| Qualified LIII | 33,696.777 | 9.49 | 319,782 |
| Qualified LIV | 5,241.761 | 9.43 | 49,430 |
| Qualified LVI | 16,969.652 | 9.53 | 161,721 |
| Qualified LIX | 6,660.733 | 10.25 | 68,273 |
| | 4,319,185.634 | | $ 31,654,113 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 6,592.785 | $ 7.94 | $ 52,347 |
| ING MAP PLUS NP15 | 61.853 | 7.87 | 487 |
| ING MAP PLUS NP17 | 1,761.494 | 7.83 | 13,793 |
| ING MAP PLUS NP18 | 6,124.347 | 7.81 | 47,831 |
| ING MAP PLUS NP22 | 800.376 | 7.73 | 6,187 |
| ING MAP PLUS NP23 | 1,978.971 | 7.71 | 15,258 |
| ING MAP PLUS NP26 | 1,058.748 | 7.66 | 8,110 |
| ING MAP PLUS NP28 | 212.024 | 7.62 | 1,616 |
| | 18,590.598 | | $ 145,629 |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 24,218.846 | $ 8.24 | $ 199,563 |
| Qualified X (1.25) | 20,172.820 | 8.20 | 165,417 |
| Qualified XVIII | 718.472 | 8.30 | 5,963 |
| | 45,110.138 | | $ 370,943 |
| **Allianz NFJ Large-Cap Value Fund - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 426.499 | $ 6.09 | $ 2,597 |
| Qualified XLII | 88,909.379 | 6.14 | 545,904 |
| Qualified LIV | 5,201.298 | 6.11 | 31,780 |
| | 94,537.176 | | $ 580,281 |
| **Allianz NFJ Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 64.746 | $ 12.02 | $ 778 |
| ING MAP PLUS NP9 | 1,220.794 | 11.99 | 14,637 |
| ING MAP PLUS NP14 | 3,225.812 | 11.84 | 38,194 |
| ING MAP PLUS NP15 | 569.988 | 11.81 | 6,732 |
| ING MAP PLUS NP17 | 0.466 | 11.75 | 5 |
| ING MAP PLUS NP18 | 16,744.725 | 11.72 | 196,248 |
| ING MAP PLUS NP21 | 6,834.265 | 11.64 | 79,551 |
| | 28,660.796 | | $ 336,145 |
| **Amana Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.05) | 4,928.827 | $ 7.36 | $ 36,276 |
| **Amana Income Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.05) | 5,713.198 | $ 8.12 | $ 46,391 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **American Balanced Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 8,669.980 | $ 9.59 | $ 83,145 |
| ING MAP PLUS NP3 | 13,348.398 | 9.55 | 127,477 |
| ING MAP PLUS NP4 | 2,412.104 | 9.52 | 22,963 |
| ING MAP PLUS NP6 | 41,107.572 | 9.48 | 389,700 |
| ING MAP PLUS NP8 | 10,046.818 | 9.43 | 94,741 |
| ING MAP PLUS NP9 | 24,621.701 | 9.41 | 231,690 |
| ING MAP PLUS NP10 | 17,376.093 | 9.38 | 162,988 |
| ING MAP PLUS NP11 | 2,361.908 | 9.36 | 22,107 |
| ING MAP PLUS NP14 | 67,763.794 | 9.29 | 629,526 |
| ING MAP PLUS NP15 | 28,336.174 | 9.27 | 262,676 |
| ING MAP PLUS NP16 | 29,721.538 | 9.25 | 274,924 |
| ING MAP PLUS NP17 | 8,384.995 | 9.22 | 77,310 |
| ING MAP PLUS NP18 | 4,757.975 | 9.20 | 43,773 |
| ING MAP PLUS NP19 | 34,461.526 | 9.18 | 316,357 |
| ING MAP PLUS NP20 | 65,199.024 | 9.16 | 597,223 |
| ING MAP PLUS NP21 | 38,848.811 | 9.13 | 354,690 |
| ING MAP PLUS NP23 | 8,466.691 | 9.09 | 76,962 |
| ING MAP PLUS NP25 | 1,754.931 | 9.05 | 15,882 |
| ING MAP PLUS NP26 | 5,694.125 | 9.02 | 51,361 |
| ING MAP PLUS NP27 | 6,033.063 | 9.00 | 54,298 |
| ING MAP PLUS NP28 | 19,030.982 | 8.98 | 170,898 |
| ING MAP PLUS NP29 | 592.781 | 8.96 | 5,311 |
| | 438,990.984 | | $ 4,066,002 |
| | | | |
| **American Century Income & Growth Fund - A Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 279.684 | $ 23.62 | $ 6,606 |
| Qualified XXVII | 484,137.556 | 7.64 | 3,698,811 |
| | 484,417.240 | | $ 3,705,417 |
| | | | |
| **Ariel Appreciation Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 15,380.234 | $ 7.09 | $ 109,046 |
| ING MAP PLUS NP11 | 90.465 | 7.05 | 638 |
| ING MAP PLUS NP14 | 14,898.756 | 7.00 | 104,291 |
| ING MAP PLUS NP15 | 9,779.711 | 6.98 | 68,262 |
| ING MAP PLUS NP17 | 5,307.875 | 6.95 | 36,890 |
| ING MAP PLUS NP18 | 887.680 | 6.93 | 6,152 |
| ING MAP PLUS NP19 | 104.744 | 6.92 | 725 |
| ING MAP PLUS NP22 | 944.666 | 6.86 | 6,480 |
| ING MAP PLUS NP23 | 6,410.111 | 6.85 | 43,909 |
| ING MAP PLUS NP26 | 130.713 | 6.80 | 889 |
| ING MAP PLUS NP28 | 355.201 | 6.76 | 2,401 |
| ING MAP PLUS NP29 | 1,346.203 | 6.75 | 9,087 |
| ING MAP PLUS NP30 | 80.024 | 6.73 | 539 |
| ING MAP PLUS NP32 | 90.931 | 6.70 | 609 |
| ING MAP PLUS NP36 | 829.265 | 6.63 | 5,498 |
| | 56,636.579 | | $ 395,416 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Ariel Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 98.544 | $ 6.51 | $ 642 |
| ING MAP PLUS NP8 | 1,375.167 | 6.48 | 8,911 |
| ING MAP PLUS NP9 | 17,660.302 | 6.46 | 114,086 |
| ING MAP PLUS NP14 | 2,780.956 | 6.38 | 17,743 |
| ING MAP PLUS NP15 | 24,153.085 | 6.37 | 153,855 |
| ING MAP PLUS NP17 | 11,034.789 | 6.34 | 69,961 |
| ING MAP PLUS NP18 | 3,705.396 | 6.32 | 23,418 |
| ING MAP PLUS NP19 | 12,232.208 | 6.30 | 77,063 |
| ING MAP PLUS NP20 | 10,131.429 | 6.29 | 63,727 |
| ING MAP PLUS NP21 | 1,902.738 | 6.27 | 11,930 |
| ING MAP PLUS NP22 | 537.832 | 6.26 | 3,367 |
| ING MAP PLUS NP23 | 8,732.276 | 6.24 | 54,489 |
| ING MAP PLUS NP24 | 1,582.348 | 6.23 | 9,858 |
| ING MAP PLUS NP26 | 1,637.676 | 6.20 | 10,154 |
| ING MAP PLUS NP27 | 181.662 | 6.18 | 1,123 |
| ING MAP PLUS NP28 | 210.073 | 6.17 | 1,296 |
| ING MAP PLUS NP29 | 1,638.135 | 6.15 | 10,075 |
| ING MAP PLUS NP30 | 1,078.376 | 6.14 | 6,621 |
| | 100,672.992 | | $ 638,319 |
| | | | |
| **Artisan International Fund - Investor Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 20,632.354 | $ 5.56 | $ 114,716 |
| Qualified XII (0.30) | 7,259.493 | 5.82 | 42,250 |
| Qualified XII (0.40) | 31.714 | 5.81 | 184 |
| Qualified XII (0.50) | 3,807.612 | 5.80 | 22,084 |
| Qualified XII (0.65) | 27.207 | 5.79 | 158 |
| Qualified XII (0.70) | 430.604 | 5.78 | 2,489 |
| Qualified XII (0.80) | 326.366 | 5.77 | 1,883 |
| Qualified XII (0.85) | 7,622.929 | 5.77 | 43,984 |
| Qualified XII (0.90) | 365.622 | 5.76 | 2,106 |
| Qualified XII (0.95) | 1,181.972 | 5.76 | 6,808 |
| Qualified XII (1.00) | 9,978.089 | 5.76 | 57,474 |
| Qualified XII (1.05) | 166.431 | 5.75 | 957 |
| Qualified XII (1.10) | 334.452 | 5.75 | 1,923 |
| Qualified XII (1.15) | 5.575 | 5.74 | 32 |
| Qualified XII (1.20) | 469.681 | 5.74 | 2,696 |
| Qualified XII (1.25) | 1,879.545 | 5.73 | 10,770 |
| Qualified XV | 128.022 | 5.57 | 713 |
| Qualified XVI | 546.470 | 5.55 | 3,033 |
| Qualified XXV | 64.211 | 5.58 | 358 |
| Qualified XXXVIII | 47.763 | 5.61 | 268 |
| Qualified LIII | 884.506 | 5.59 | 4,944 |
| Qualified LIV | 790.699 | 5.58 | 4,412 |
| | 56,981.317 | | $ 324,242 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Bond Fund of America$^{SM}$, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 82,234.641 | $ 8.70 | $ 715,441 |
| Qualified XII (0.30) | 136.322 | 8.75 | 1,193 |
| Qualified XII (0.40) | 1,903.399 | 8.74 | 16,636 |
| Qualified XII (0.50) | 1,853.725 | 8.74 | 16,202 |
| Qualified XII (0.55) | 54.273 | 8.73 | 474 |
| Qualified XII (0.60) | 357.377 | 8.73 | 3,120 |
| Qualified XII (0.65) | 783.233 | 8.73 | 6,838 |
| Qualified XII (0.70) | 761.706 | 8.73 | 6,650 |
| Qualified XII (0.75) | 20,904.534 | 8.72 | 182,288 |
| Qualified XII (0.80) | 13,168.701 | 8.72 | 114,831 |
| Qualified XII (0.85) | 24,007.122 | 8.72 | 209,342 |
| Qualified XII (0.90) | 961.915 | 8.71 | 8,378 |
| Qualified XII (0.95) | 12,918.268 | 8.71 | 112,518 |
| Qualified XII (1.00) | 40,459.385 | 8.71 | 352,401 |
| Qualified XII (1.05) | 375.247 | 8.71 | 3,268 |
| Qualified XII (1.10) | 5,339.917 | 8.70 | 46,457 |
| Qualified XII (1.15) | 3,460.989 | 8.70 | 30,111 |
| Qualified XII (1.20) | 3,389.545 | 8.70 | 29,489 |
| Qualified XII (1.25) | 1,634.444 | 8.70 | 14,220 |
| Qualified XII (1.35) | 0.381 | 8.69 | 3 |
| Qualified XII (1.40) | 60.878 | 8.69 | 529 |
| Qualified XII (1.45) | 39.608 | 8.68 | 344 |
| Qualified XV | 668.380 | 8.71 | 5,822 |
| Qualified XVI | 336.695 | 8.68 | 2,923 |
| Qualified XXVI | 13.310 | 8.71 | 116 |
| Qualified XXXVIII | 4.617 | 8.77 | 40 |
| Qualified LIII | 16.072 | 8.74 | 140 |
| Qualified LIV | 5,683.789 | 8.72 | 49,563 |
| | 221,528.473 | | $ 1,929,337 |
| **Calvert Social Balanced Portfolio** | | | |
| Currently payable annuity contracts: | 9,957.727 | $7.95 to $8.55 | $ 84,364 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 842.457 | 8.34 | 7,026 |
| Qualified V | 485.528 | 16.90 | 8,205 |
| Qualified VI | 623,035.692 | 16.83 | 10,485,691 |
| Qualified VIII | 5,009.135 | 15.28 | 76,540 |
| Qualified X (1.15) | 5,010.648 | 8.72 | 43,693 |
| Qualified X (1.25) | 63,181.760 | 8.63 | 545,259 |
| Qualified XII (0.00) | 785.823 | 10.00 | 7,858 |
| Qualified XII (0.05) | 6,590.400 | 18.48 | 121,791 |
| Qualified XII (0.20) | 3,290.328 | 9.79 | 32,212 |
| Qualified XII (0.25) | 99.966 | 9.74 | 974 |
| Qualified XII (0.30) | 7,775.976 | 9.69 | 75,349 |
| Qualified XII (0.35) | 210.737 | 9.64 | 2,032 |
| Qualified XII (0.40) | 5,470.827 | 13.40 | 73,309 |
| Qualified XII (0.50) | 11,277.386 | 9.71 | 109,503 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced Portfolio (continued)** | | | |
| Qualified XII (0.55) | 9,755.015 | $ 9.44 | $ 92,087 |
| Qualified XII (0.60) | 17,132.674 | 9.39 | 160,876 |
| Qualified XII (0.65) | 61,197.758 | 9.34 | 571,587 |
| Qualified XII (0.70) | 86,794.771 | 9.29 | 806,323 |
| Qualified XII (0.75) | 63,654.731 | 9.24 | 588,170 |
| Qualified XII (0.80) | 100,175.518 | 9.67 | 968,697 |
| Qualified XII (0.85) | 139,551.037 | 12.83 | 1,790,440 |
| Qualified XII (0.90) | 9,420.914 | 9.50 | 89,499 |
| Qualified XII (0.95) | 117,437.198 | 12.67 | 1,487,929 |
| Qualified XII (1.00) | 274,305.777 | 12.59 | 3,453,510 |
| Qualified XII (1.05) | 12,995.786 | 12.51 | 162,577 |
| Qualified XII (1.10) | 34,686.078 | 12.43 | 431,148 |
| Qualified XII (1.15) | 11,283.081 | 12.35 | 139,346 |
| Qualified XII (1.20) | 6,664.840 | 12.28 | 81,844 |
| Qualified XII (1.25) | 35,566.454 | 12.20 | 433,911 |
| Qualified XII (1.30) | 245.851 | 12.12 | 2,980 |
| Qualified XII (1.35) | 2,661.819 | 12.05 | 32,075 |
| Qualified XII (1.40) | 15,212.955 | 11.97 | 182,099 |
| Qualified XII (1.45) | 2,076.890 | 11.89 | 24,694 |
| Qualified XII (1.50) | 177.629 | 11.82 | 2,100 |
| Qualified XV | 3,789.186 | 17.45 | 66,121 |
| Qualified XVI | 29,852.889 | 16.34 | 487,796 |
| Qualified XVII | 510.899 | 16.83 | 8,598 |
| Qualified XVIII | 4,332.574 | 8.63 | 37,390 |
| Qualified XXV | 4,075.676 | 17.54 | 71,487 |
| Qualified XXVII | 403,348.769 | 22.80 | 9,196,352 |
| Qualified XXVIII | 102,579.385 | 22.60 | 2,318,294 |
| Qualified XXXII | 490.067 | 8.42 | 4,126 |
| Qualified XXXVI | 533.882 | 8.80 | 4,698 |
| Qualified XXXVIII | 57,871.735 | 6.80 | 393,528 |
| Qualified LVI | 5,775.699 | 8.26 | 47,707 |
| Qualified LIII | 1,955.363 | 8.23 | 16,093 |
| Qualified LIV | 7,659.781 | 8.17 | 62,580 |
| | 2,366,797.071 | | $ 35,890,468 |
| | | | |
| **Columbia$^{SM}$ Acorn Fund® - Class Z** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,927.563 | $ 6.34 | $ 12,221 |
| Qualified XV | 579.841 | 6.35 | 3,682 |
| Qualified XLII | 123,561.124 | 6.39 | 789,556 |
| Qualified XLIII | 271.413 | 6.37 | 1,729 |
| | 126,339.941 | | $ 807,188 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Columbia Mid Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 493.426 | $ 6.11 | $ 3,015 |
| ING MAP PLUS NP15 | 53.581 | 6.09 | 326 |
| ING MAP PLUS NP28 | 178.468 | 6.07 | 1,083 |
| Qualified VI | 16,917.712 | 6.08 | 102,860 |
| Qualified XII (0.00) | 1,776.656 | 6.13 | 10,891 |
| Qualified XII (0.30) | 649.706 | 6.12 | 3,976 |
| Qualified XII (0.50) | 239.064 | 6.11 | 1,461 |
| Qualified XII (0.55) | 1,035.386 | 6.11 | 6,326 |
| Qualified XII (0.60) | 81.669 | 6.11 | 499 |
| Qualified XII (0.65) | 23.959 | 6.10 | 146 |
| Qualified XII (0.70) | 17.275 | 6.10 | 105 |
| Qualified XII (0.75) | 1,333.552 | 6.10 | 8,135 |
| Qualified XII (0.80) | 1,033.082 | 6.10 | 6,302 |
| Qualified XII (0.85) | 7,723.462 | 6.10 | 47,113 |
| Qualified XII (0.90) | 173.305 | 6.09 | 1,055 |
| Qualified XII (0.95) | 1,681.514 | 6.09 | 10,240 |
| Qualified XII (1.00) | 44,363.897 | 6.09 | 270,176 |
| Qualified XII (1.10) | 1,664.452 | 6.09 | 10,137 |
| Qualified XII (1.15) | 1,633.058 | 6.08 | 9,929 |
| Qualified XII (1.20) | 1,085.972 | 6.08 | 6,603 |
| Qualified XII (1.25) | 1,165.776 | 6.08 | 7,088 |
| Qualified XXI | 168,795.015 | 6.10 | 1,029,650 |
| Qualified XXV | 285.610 | 6.10 | 1,742 |
| Qualified XXVI | 4.194 | 6.09 | 26 |
| Qualified LIII | 452.872 | 6.11 | 2,767 |
| Qualified LIV | 5,054.405 | 6.10 | 30,832 |
| Qualified LVI | 398.250 | 6.12 | 2,437 |
| | 258,315.318 | | $ 1,574,920 |
| **Columbia Mid Cap Value Fund - Class Z** | | | |
| Contracts in accumulation period: | | | |
| Qualified XLII | 89,751.992 | 6.14 | 551,077 |
| Qualified LIV | 1,630.339 | $ 6.11 | $ 9,961 |
| | 91,382.331 | | $ 561,038 |
| **DWS Equity 500 Index Fund - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 17,680.032 | $ 9.51 | $ 168,137 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 73,097.230 | $ 11.98 | $ 875,705 |
| ING MAP PLUS NP4 | 20,169.731 | 11.89 | 239,818 |
| ING MAP PLUS NP6 | 29,507.784 | 11.83 | 349,077 |
| ING MAP PLUS NP8 | 86,788.390 | 11.77 | 1,021,499 |
| ING MAP PLUS NP9 | 54,286.561 | 11.74 | 637,324 |
| ING MAP PLUS NP10 | 9,008.990 | 11.71 | 105,495 |
| ING MAP PLUS NP11 | 28,231.565 | 11.69 | 330,027 |
| ING MAP PLUS NP12 | 22,504.669 | 11.66 | 262,404 |
| ING MAP PLUS NP13 | 8,988.259 | 11.63 | 104,533 |
| ING MAP PLUS NP14 | 56,412.028 | 11.60 | 654,380 |
| ING MAP PLUS NP15 | 70,564.979 | 11.57 | 816,437 |
| ING MAP PLUS NP16 | 29,008.234 | 11.54 | 334,755 |
| ING MAP PLUS NP17 | 19,775.667 | 11.52 | 227,816 |
| ING MAP PLUS NP18 | 2,740.306 | 11.49 | 31,486 |
| ING MAP PLUS NP19 | 21,096.061 | 11.46 | 241,761 |
| ING MAP PLUS NP20 | 391.487 | 11.43 | 4,475 |
| ING MAP PLUS NP21 | 17,628.519 | 11.40 | 200,965 |
| ING MAP PLUS NP22 | 13,673.294 | 11.37 | 155,465 |
| ING MAP PLUS NP23 | 23,617.788 | 11.35 | 268,062 |
| ING MAP PLUS NP24 | 5,113.069 | 11.32 | 57,880 |
| ING MAP PLUS NP25 | 204.993 | 11.29 | 2,314 |
| ING MAP PLUS NP26 | 9,893.079 | 11.26 | 111,396 |
| ING MAP PLUS NP28 | 11,907.452 | 11.21 | 133,483 |
| ING MAP PLUS NP29 | 4,073.167 | 11.18 | 45,538 |
| ING MAP PLUS NP30 | 1,889.916 | 11.15 | 21,073 |
| ING MAP PLUS NP32 | 1,381.716 | 11.10 | 15,337 |
| ING MAP PLUS NP36 | 343.555 | 10.99 | 3,776 |
| | 622,298.489 | | $ 7,252,281 |
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 12,699.257 | $ 11.82 | $ 150,105 |
| Qualified V | 2,530.130 | 11.27 | 28,515 |
| Qualified VI | 3,083,530.379 | 11.35 | 34,998,070 |
| Qualified XII (0.00) | 24,302.083 | 12.03 | 292,354 |
| Qualified XII (0.05) | 252,788.818 | 12.00 | 3,033,466 |
| Qualified XII (0.10) | 66.169 | 11.98 | 793 |
| Qualified XII (0.25) | 258.760 | 11.89 | 3,077 |
| Qualified XII (0.30) | 197,718.831 | 11.86 | 2,344,945 |
| Qualified XII (0.35) | 3,482.182 | 11.84 | 41,229 |
| Qualified XII (0.40) | 39,583.838 | 11.81 | 467,485 |
| Qualified XII (0.50) | 1,541,792.983 | 11.75 | 18,116,068 |
| Qualified XII (0.55) | 119,192.448 | 11.73 | 1,398,127 |
| Qualified XII (0.60) | 48,805.382 | 11.70 | 571,023 |
| Qualified XII (0.65) | 247,467.308 | 11.67 | 2,887,943 |
| Qualified XII (0.70) | 297,411.430 | 11.65 | 3,464,843 |
| Qualified XII (0.75) | 953,033.541 | 11.62 | 11,074,250 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4 (continued)** | | | |
| Qualified XII (0.80) | 571,656.608 | $ 11.59 | $ 6,625,500 |
| Qualified XII (0.85) | 457,663.593 | 11.56 | 5,290,591 |
| Qualified XII (0.90) | 48,357.953 | 11.54 | 558,051 |
| Qualified XII (0.95) | 450,088.871 | 11.51 | 5,180,523 |
| Qualified XII (1.00) | 2,509,419.156 | 11.48 | 28,808,132 |
| Qualified XII (1.05) | 66,849.757 | 11.46 | 766,098 |
| Qualified XII (1.10) | 66,317.801 | 11.43 | 758,012 |
| Qualified XII (1.15) | 128,680.898 | 11.40 | 1,466,962 |
| Qualified XII (1.20) | 9,980.151 | 11.38 | 113,574 |
| Qualified XII (1.25) | 127,676.334 | 11.35 | 1,449,126 |
| Qualified XII (1.30) | 559.694 | 11.32 | 6,336 |
| Qualified XII (1.35) | 4,955.935 | 11.30 | 56,002 |
| Qualified XII (1.40) | 17,474.067 | 11.27 | 196,933 |
| Qualified XII (1.45) | 1,623.763 | 11.24 | 18,251 |
| Qualified XII (1.50) | 808.946 | 11.22 | 9,076 |
| Qualified XV | 8,650.940 | 11.51 | 99,572 |
| Qualified XVI | 68,762.362 | 11.22 | 771,514 |
| Qualified XVII | 604.380 | 11.44 | 6,914 |
| Qualified XXI | 27,027.068 | 11.59 | 313,244 |
| Qualified XXV | 11,207.015 | 11.63 | 130,338 |
| Qualified XXVI | 2,133.031 | 11.56 | 24,658 |
| Qualified XXVII | 2,180,851.956 | 10.10 | 22,026,605 |
| Qualified XXXIII (0.65) | 2,092.970 | 12.16 | 25,451 |
| Qualified XXXVIII | 72,952.808 | 5.89 | 429,692 |
| Qualified XLIII | 5,628.306 | 5.88 | 33,094 |
| Qualified LIII | 10,110.433 | 10.45 | 105,654 |
| Qualified LIV | 136,956.741 | 10.38 | 1,421,611 |
| Qualified LVI | 15,538.717 | 10.50 | 163,157 |
| Qualified LIX | 2,624.624 | 11.85 | 31,102 |
| | 13,831,918.417 | | $ 155,758,066 |
| | | | |
| **Evergreen Special Values Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 3,368.293 | $ 9.58 | $ 32,268 |
| ING MAP PLUS NP9 | 5,092.119 | 9.55 | 48,630 |
| ING MAP PLUS NP11 | 967.550 | 9.51 | 9,201 |
| ING MAP PLUS NP14 | 133.779 | 9.44 | 1,263 |
| ING MAP PLUS NP16 | 29.188 | 9.39 | 274 |
| ING MAP PLUS NP17 | 6,068.212 | 9.37 | 56,859 |
| ING MAP PLUS NP19 | 5,059.803 | 9.32 | 47,157 |
| ING MAP PLUS NP25 | 1,802.764 | 9.18 | 16,549 |
| ING MAP PLUS NP26 | 1,515.754 | 9.16 | 13,884 |
| ING MAP PLUS NP27 | 240.894 | 9.14 | 2,202 |
| Qualified V | 717.558 | 14.36 | 10,304 |
| Qualified VI | 800,543.014 | 14.55 | 11,647,901 |
| Qualified XII (0.10) | 14.401 | 16.03 | 231 |
| Qualified XII (0.30) | 52,238.502 | 15.76 | 823,279 |
| Qualified XII (0.40) | 23,182.473 | 15.63 | 362,342 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Evergreen Special Values Fund - Class A (continued)** | | | |
| Qualified XII (0.50) | 6,633.638 | $ 15.50 | $ 102,821 |
| Qualified XII (0.55) | 19,571.086 | 15.43 | 301,982 |
| Qualified XII (0.60) | 12,045.427 | 15.37 | 185,138 |
| Qualified XII (0.65) | 2,997.688 | 15.30 | 45,865 |
| Qualified XII (0.70) | 29,935.576 | 15.24 | 456,218 |
| Qualified XII (0.75) | 204,611.032 | 15.18 | 3,105,995 |
| Qualified XII (0.80) | 13,390.680 | 15.11 | 202,333 |
| Qualified XII (0.85) | 102,484.348 | 15.05 | 1,542,389 |
| Qualified XII (0.90) | 36,985.509 | 14.99 | 554,413 |
| Qualified XII (0.95) | 105,233.275 | 14.92 | 1,570,080 |
| Qualified XII (1.00) | 555,936.045 | 14.86 | 8,261,210 |
| Qualified XII (1.05) | 34,945.377 | 14.80 | 517,192 |
| Qualified XII (1.10) | 20,994.858 | 14.74 | 309,464 |
| Qualified XII (1.15) | 46,123.181 | 14.68 | 677,088 |
| Qualified XII (1.20) | 5,470.192 | 14.61 | 79,920 |
| Qualified XII (1.25) | 38,157.158 | 14.55 | 555,187 |
| Qualified XII (1.30) | 3,296.159 | 14.49 | 47,761 |
| Qualified XII (1.35) | 82.699 | 14.43 | 1,193 |
| Qualified XII (1.40) | 3,075.493 | 14.37 | 44,195 |
| Qualified XII (1.45) | 786.008 | 14.31 | 11,248 |
| Qualified XII (1.50) | 20.685 | 14.25 | 295 |
| Qualified XVI | 15,303.832 | 14.25 | 218,080 |
| Qualified XVII | 406.810 | 14.55 | 5,919 |
| Qualified XXVII | 2,033,089.813 | 14.72 | 29,927,082 |
| Qualified XXXVIII | 1,509.081 | 6.42 | 9,688 |
| Qualified LIV | 40,773.515 | 8.61 | 351,060 |
| | 4,234,833.469 | | $ 62,156,160 |
| | | | |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 281,683.616 | $7.51 to $8.37 | $ 2,352,491 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,747.676 | 7.96 | 13,912 |
| ING MAP PLUS NP1 | 13,255.538 | 8.00 | 106,044 |
| ING MAP PLUS NP8 | 13,546.646 | 7.86 | 106,477 |
| ING MAP PLUS NP9 | 5,035.814 | 7.84 | 39,481 |
| ING MAP PLUS NP11 | 10,882.473 | 7.80 | 84,883 |
| ING MAP PLUS NP12 | 27,356.222 | 7.78 | 212,831 |
| ING MAP PLUS NP13 | 108.394 | 7.76 | 841 |
| ING MAP PLUS NP14 | 1,381.769 | 7.74 | 10,695 |
| ING MAP PLUS NP15 | 8,676.124 | 7.73 | 67,066 |
| ING MAP PLUS NP16 | 990.649 | 7.71 | 7,638 |
| ING MAP PLUS NP19 | 8,371.080 | 7.65 | 64,039 |
| ING MAP PLUS NP21 | 17.635 | 7.61 | 134 |
| ING MAP PLUS NP22 | 1,980.781 | 7.59 | 15,034 |
| ING MAP PLUS NP23 | 8,301.016 | 7.57 | 62,839 |
| ING MAP PLUS NP24 | 768.463 | 7.56 | 5,810 |
| ING MAP PLUS NP25 | 831.849 | 7.54 | 6,272 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)** | | | |
| ING MAP PLUS NP26 | 3,798.565 | $ 7.52 | $ 28,565 |
| ING MAP PLUS NP28 | 3,199.154 | 7.48 | 23,930 |
| ING MAP PLUS NP29 | 2,701.847 | 7.46 | 20,156 |
| ING MAP PLUS NP30 | 1,933.693 | 7.45 | 14,406 |
| ING MAP PLUS NP32 | 27.238 | 7.41 | 202 |
| ING MAP PLUS NP36 | 971.309 | 7.34 | 7,129 |
| Qualified V | 2,360.686 | 14.73 | 34,773 |
| Qualified VI | 3,663,836.011 | 15.10 | 55,323,924 |
| Qualified VIII | 5,813.772 | 15.03 | 87,381 |
| Qualified X (1.15) | 275,725.304 | 19.17 | 5,285,654 |
| Qualified X (1.25) | 309,037.727 | 18.89 | 5,837,723 |
| Qualified XII (0.00) | 25,570.614 | 9.80 | 250,592 |
| Qualified XII (0.05) | 134,256.917 | 16.59 | 2,227,322 |
| Qualified XII (0.10) | 321.593 | 9.69 | 3,116 |
| Qualified XII (0.20) | 60,756.209 | 9.59 | 582,652 |
| Qualified XII (0.25) | 11,805.416 | 9.54 | 112,624 |
| Qualified XII (0.30) | 292,020.925 | 9.49 | 2,771,279 |
| Qualified XII (0.35) | 11,582.174 | 9.44 | 109,336 |
| Qualified XII (0.40) | 125,190.309 | 14.30 | 1,790,221 |
| Qualified XII (0.45) | 47.227 | 9.34 | 441 |
| Qualified XII (0.50) | 1,444,799.374 | 9.66 | 13,956,762 |
| Qualified XII (0.55) | 142,179.299 | 9.24 | 1,313,737 |
| Qualified XII (0.60) | 83,732.898 | 9.19 | 769,505 |
| Qualified XII (0.65) | 398,153.865 | 9.14 | 3,639,126 |
| Qualified XII (0.70) | 343,186.738 | 9.09 | 3,119,567 |
| Qualified XII (0.75) | 460,360.136 | 9.05 | 4,166,259 |
| Qualified XII (0.80) | 864,138.844 | 9.82 | 8,485,843 |
| Qualified XII (0.85) | 442,827.336 | 13.70 | 6,066,735 |
| Qualified XII (0.90) | 57,482.485 | 9.56 | 549,533 |
| Qualified XII (0.95) | 721,774.214 | 13.53 | 9,765,605 |
| Qualified XII (1.00) | 1,319,771.083 | 13.44 | 17,737,723 |
| Qualified XII (1.05) | 125,298.708 | 13.36 | 1,673,991 |
| Qualified XII (1.10) | 142,173.164 | 13.27 | 1,886,638 |
| Qualified XII (1.15) | 132,451.011 | 13.19 | 1,747,029 |
| Qualified XII (1.20) | 42,895.330 | 13.11 | 562,358 |
| Qualified XII (1.25) | 156,680.184 | 13.02 | 2,039,976 |
| Qualified XII (1.30) | 9,766.014 | 12.94 | 126,372 |
| Qualified XII (1.35) | 2,620.621 | 12.86 | 33,701 |
| Qualified XII (1.40) | 18,963.088 | 12.78 | 242,348 |
| Qualified XII (1.45) | 8,034.228 | 12.70 | 102,035 |
| Qualified XII (1.50) | 2,271.189 | 12.62 | 28,662 |
| Qualified XV | 28,603.612 | 15.65 | 447,647 |
| Qualified XVI | 124,935.314 | 14.66 | 1,831,552 |
| Qualified XVII | 2,552.451 | 15.10 | 38,542 |
| Qualified XVIII | 16,919.646 | 18.89 | 319,612 |
| Qualified XXV | 17,196.219 | 15.73 | 270,497 |
| Qualified XXVI | 9,292.551 | 15.54 | 144,406 |

221

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)** | | | |
| Qualified XXVII | 1,985,243.381 | $ 16.14 | $ 32,041,828 |
| Qualified XXVIII | 1,243,575.268 | 16.00 | 19,897,204 |
| Qualified XXXII | 22,881.557 | 8.15 | 186,485 |
| Qualified XXXVI | 33,843.129 | 8.51 | 288,005 |
| Qualified XXXVIII | 65,062.022 | 5.48 | 356,540 |
| Qualified XLIII | 12,675.910 | 5.46 | 69,210 |
| Qualified LIII | 82,882.919 | 7.68 | 636,541 |
| Qualified LIV | 63,468.779 | 7.63 | 484,267 |
| Qualified LVI | 68,689.693 | 7.71 | 529,598 |
| Qualified LIX | 10,202.456 | 8.59 | 87,639 |
| | 16,023,477.151 | | $ 213,310,991 |
| | | | |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 54,070.884 | $ 7.67 | $ 414,724 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,448.433 | 7.71 | 34,297 |
| ING MAP PLUS NP1 | 11,648.697 | 7.39 | 86,084 |
| ING MAP PLUS NP9 | 1,935.207 | 7.25 | 14,030 |
| ING MAP PLUS NP11 | 4,255.577 | 7.21 | 30,683 |
| ING MAP PLUS NP21 | 3,414.697 | 7.04 | 24,039 |
| ING MAP PLUS NP23 | 1,868.481 | 7.00 | 13,079 |
| ING MAP PLUS NP25 | 994.996 | 6.97 | 6,935 |
| ING MAP PLUS NP26 | 903.114 | 6.95 | 6,277 |
| ING MAP PLUS NP30 | 90.062 | 6.89 | 621 |
| Qualified V | 938.779 | 12.28 | 11,528 |
| Qualified VI | 4,753,254.647 | 12.40 | 58,940,358 |
| Qualified VIII | 6,672.295 | 12.54 | 83,671 |
| Qualified X (1.15) | 319,697.004 | 17.49 | 5,591,501 |
| Qualified X (1.25) | 369,712.363 | 17.24 | 6,373,841 |
| Qualified XII (0.00) | 29,445.853 | 8.95 | 263,540 |
| Qualified XII (0.05) | 28,403.873 | 13.62 | 386,861 |
| Qualified XII (0.10) | 194.225 | 8.86 | 1,721 |
| Qualified XII (0.20) | 73,657.216 | 8.76 | 645,237 |
| Qualified XII (0.25) | 8,551.658 | 8.72 | 74,570 |
| Qualified XII (0.30) | 409,764.859 | 8.67 | 3,552,661 |
| Qualified XII (0.35) | 25,554.167 | 8.63 | 220,532 |
| Qualified XII (0.40) | 59,880.254 | 12.35 | 739,521 |
| Qualified XII (0.45) | 277.836 | 8.53 | 2,370 |
| Qualified XII (0.50) | 327,083.383 | 8.91 | 2,914,313 |
| Qualified XII (0.55) | 227,708.378 | 8.44 | 1,921,859 |
| Qualified XII (0.60) | 222,467.302 | 8.40 | 1,868,725 |
| Qualified XII (0.65) | 757,025.953 | 8.35 | 6,321,167 |
| Qualified XII (0.70) | 393,530.369 | 8.31 | 3,270,237 |
| Qualified XII (0.75) | 639,980.883 | 8.27 | 5,292,642 |
| Qualified XII (0.80) | 645,218.893 | 9.01 | 5,813,422 |
| Qualified XII (0.85) | 732,400.454 | 11.83 | 8,664,297 |
| Qualified XII (0.90) | 71,973.515 | 8.70 | 626,170 |

VARIABLE ANNUITY ACCOUNT C OF
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.95) | 635,450.280 | $ 11.68 | $ 7,422,059 |
| Qualified XII (1.00) | 1,795,843.944 | 11.60 | 20,831,790 |
| Qualified XII (1.05) | 104,015.605 | 11.53 | 1,199,300 |
| Qualified XII (1.10) | 200,468.654 | 11.46 | 2,297,371 |
| Qualified XII (1.15) | 137,893.569 | 11.39 | 1,570,608 |
| Qualified XII (1.20) | 59,659.739 | 11.31 | 674,752 |
| Qualified XII (1.25) | 134,845.488 | 11.24 | 1,515,663 |
| Qualified XII (1.30) | 10,510.198 | 11.17 | 117,399 |
| Qualified XII (1.35) | 9,925.465 | 11.10 | 110,173 |
| Qualified XII (1.40) | 23,970.782 | 11.03 | 264,398 |
| Qualified XII (1.45) | 6,224.118 | 10.96 | 68,216 |
| Qualified XII (1.50) | 6,515.799 | 10.89 | 70,957 |
| Qualified XV | 33,603.552 | 12.85 | 431,806 |
| Qualified XVI | 146,277.500 | 12.04 | 1,761,181 |
| Qualified XVII | 2,772.702 | 12.40 | 34,382 |
| Qualified XVIII | 22,296.882 | 17.24 | 384,398 |
| Qualified XXI | 95,499.201 | 13.04 | 1,245,310 |
| Qualified XXV | 46,505.834 | 12.92 | 600,855 |
| Qualified XXVI | 20,053.927 | 12.76 | 255,888 |
| Qualified XXXII | 26,649.735 | 7.61 | 202,804 |
| Qualified XXXVI | 41,426.123 | 7.07 | 292,883 |
| Qualified XXXVIII | 159,854.829 | 5.16 | 824,851 |
| Qualified XLIII | 23,297.691 | 5.14 | 119,750 |
| Qualified LIII | 118,136.633 | 8.02 | 947,456 |
| Qualified LIV | 66,033.146 | 7.97 | 526,284 |
| Qualified LVI | 107,871.241 | 8.05 | 868,363 |
| Qualified LIX | 34,308.499 | 7.13 | 244,620 |
| | 14,256,935.443 | | $ 159,095,030 |
| | | | |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 6,417.612 | $7.94 to $8.31 | $ 53,294 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 491,879.034 | 7.65 | 3,762,875 |
| Qualified XXVIII | 158,302.706 | 7.58 | 1,199,935 |
| | 656,599.352 | | $ 5,016,104 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 722.811 | $ 12.92 | $ 9,339 |
| Qualified VI | 762,219.628 | 13.20 | 10,061,299 |
| Qualified VIII | 645.153 | 13.18 | 8,503 |
| Qualified X (1.15) | 75,548.030 | 13.80 | 1,042,563 |
| Qualified X (1.25) | 95,291.706 | 13.60 | 1,295,967 |
| Qualified XII (0.00) | 3,365.685 | 10.37 | 34,902 |
| Qualified XII (0.05) | 42,653.783 | 14.49 | 618,053 |
| Qualified XII (0.20) | 39,505.860 | 10.15 | 400,984 |
| Qualified XII (0.25) | 3,419.266 | 10.10 | 34,535 |
| Qualified XII (0.30) | 46,046.506 | 10.04 | 462,307 |
| Qualified XII (0.35) | 6,359.448 | 9.99 | 63,531 |
| Qualified XII (0.40) | 14,940.461 | 13.85 | 206,925 |
| Qualified XII (0.45) | 15.861 | 9.88 | 157 |
| Qualified XII (0.50) | 50,711.924 | 10.60 | 537,546 |
| Qualified XII (0.55) | 19,242.475 | 9.78 | 188,191 |
| Qualified XII (0.60) | 8,352.945 | 9.73 | 81,274 |
| Qualified XII (0.65) | 204,170.979 | 9.68 | 1,976,375 |
| Qualified XII (0.70) | 41,797.774 | 9.62 | 402,095 |
| Qualified XII (0.75) | 84,325.558 | 9.57 | 806,996 |
| Qualified XII (0.80) | 139,619.531 | 10.64 | 1,485,552 |
| Qualified XII (0.85) | 126,656.296 | 13.27 | 1,680,729 |
| Qualified XII (0.90) | 11,257.180 | 10.55 | 118,763 |
| Qualified XII (0.95) | 66,559.139 | 13.10 | 871,925 |
| Qualified XII (1.00) | 136,696.412 | 13.02 | 1,779,787 |
| Qualified XII (1.05) | 13,669.223 | 12.94 | 176,880 |
| Qualified XII (1.10) | 23,844.069 | 12.85 | 306,396 |
| Qualified XII (1.15) | 17,837.109 | 12.77 | 227,780 |
| Qualified XII (1.20) | 9,198.076 | 12.69 | 116,724 |
| Qualified XII (1.25) | 27,668.309 | 12.61 | 348,897 |
| Qualified XII (1.30) | 2,712.595 | 12.53 | 33,989 |
| Qualified XII (1.35) | 645.773 | 12.45 | 8,040 |
| Qualified XII (1.40) | 4,484.206 | 12.38 | 55,514 |
| Qualified XII (1.45) | 191.563 | 12.30 | 2,356 |
| Qualified XII (1.50) | 1,145.993 | 12.22 | 14,004 |
| Qualified XV | 8,729.828 | 13.68 | 119,424 |
| Qualified XVI | 26,669.552 | 12.82 | 341,904 |
| Qualified XVII | 1,749.603 | 13.20 | 23,095 |
| Qualified XVIII | 4,637.865 | 13.60 | 63,075 |
| Qualified XXV | 5,770.022 | 13.75 | 79,338 |
| Qualified XXVI | 1,078.547 | 13.58 | 14,647 |
| Qualified XXVII | 396,703.152 | 7.41 | 2,939,570 |
| Qualified XXXII | 2,667.803 | 10.41 | 27,772 |
| Qualified XXXVI | 4,458.450 | 11.12 | 49,578 |
| Qualified XXXVIII | 20,252.127 | 5.51 | 111,589 |
| Qualified XLIII | 1,313.153 | 5.50 | 7,222 |
| Qualified LIII | 21,329.929 | 9.56 | 203,914 |
| Qualified LIV | 6,852.517 | 9.50 | 65,099 |
| Qualified LVI | 14,302.119 | 9.61 | 137,443 |
| Qualified LIX | 1,975.833 | 11.23 | 22,189 |
| | 2,600,011.827 | | $ 29,664,737 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 608,471.243 | $      9.93 | $      6,042,119 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 32,250.113 | 9.60 | 309,601 |
| ING MAP PLUS NP1 | 165,284.078 | 9.96 | 1,646,229 |
| ING MAP PLUS NP3 | 8,010.109 | 9.91 | 79,380 |
| ING MAP PLUS NP4 | 23,760.378 | 9.89 | 234,990 |
| ING MAP PLUS NP6 | 36,990.957 | 9.84 | 363,991 |
| ING MAP PLUS NP8 | 138,928.095 | 9.79 | 1,360,106 |
| ING MAP PLUS NP9 | 29,734.053 | 9.77 | 290,502 |
| ING MAP PLUS NP10 | 31,158.359 | 9.74 | 303,482 |
| ING MAP PLUS NP11 | 35,797.250 | 9.72 | 347,949 |
| ING MAP PLUS NP12 | 45,441.809 | 9.70 | 440,786 |
| ING MAP PLUS NP13 | 4,741.025 | 9.67 | 45,846 |
| ING MAP PLUS NP14 | 41,443.074 | 9.65 | 399,926 |
| ING MAP PLUS NP15 | 49,359.451 | 9.62 | 474,838 |
| ING MAP PLUS NP16 | 59,626.083 | 9.60 | 572,410 |
| ING MAP PLUS NP17 | 50,972.768 | 9.58 | 488,319 |
| ING MAP PLUS NP18 | 14,139.224 | 9.55 | 135,030 |
| ING MAP PLUS NP19 | 38,373.766 | 9.53 | 365,702 |
| ING MAP PLUS NP20 | 44,556.543 | 9.51 | 423,733 |
| ING MAP PLUS NP21 | 41,660.582 | 9.48 | 394,942 |
| ING MAP PLUS NP22 | 13,269.286 | 9.46 | 125,527 |
| ING MAP PLUS NP23 | 37,908.799 | 9.44 | 357,859 |
| ING MAP PLUS NP24 | 6,404.133 | 9.41 | 60,263 |
| ING MAP PLUS NP25 | 13,788.141 | 9.39 | 129,471 |
| ING MAP PLUS NP26 | 33,294.019 | 9.37 | 311,965 |
| ING MAP PLUS NP27 | 731.620 | 9.34 | 6,833 |
| ING MAP PLUS NP28 | 30,121.627 | 9.32 | 280,734 |
| ING MAP PLUS NP29 | 9,537.576 | 9.30 | 88,699 |
| ING MAP PLUS NP30 | 6,548.106 | 9.28 | 60,766 |
| ING MAP PLUS NP32 | 1,076.882 | 9.23 | 9,940 |
| ING MAP PLUS NP35 | 1,695.055 | 9.16 | 15,527 |
| ING MAP PLUS NP36 | 809.298 | 9.14 | 7,397 |
| Qualified V | 2,826.102 | 20.61 | 58,246 |
| Qualified VI | 8,286,539.192 | 20.92 | 173,354,400 |
| Qualified VIII | 5,872.307 | 21.04 | 123,553 |
| Qualified X (1.15) | 319,440.433 | 23.82 | 7,609,071 |
| Qualified X (1.25) | 593,820.158 | 23.50 | 13,954,774 |
| Qualified XII (0.00) | 48,834.559 | 13.91 | 679,289 |
| Qualified XII (0.00) | 1,238,584.164 | 8.16 | 10,106,847 |
| Qualified XII (0.05) | 443,452.942 | 22.98 | 10,190,549 |
| Qualified XII (0.10) | 183.227 | 13.77 | 2,523 |
| Qualified XII (0.20) | 211,178.899 | 13.62 | 2,876,257 |
| Qualified XII (0.25) | 20,555.303 | 13.55 | 278,524 |
| Qualified XII (0.30) | 694,988.545 | 13.48 | 9,368,446 |
| Qualified XII (0.35) | 25,934.632 | 13.41 | 347,783 |
| Qualified XII (0.40) | 150,860.253 | 20.69 | 3,121,299 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.45) | 1,473.375 | $ 13.26 | $ 19,537 |
| Qualified XII (0.50) | 2,189,446.620 | 13.78 | 30,170,574 |
| Qualified XII (0.55) | 360,448.799 | 13.12 | 4,729,088 |
| Qualified XII (0.60) | 275,711.147 | 13.05 | 3,598,030 |
| Qualified XII (0.65) | 796,911.818 | 12.99 | 10,351,885 |
| Qualified XII (0.70) | 797,104.900 | 12.92 | 10,298,595 |
| Qualified XII (0.75) | 1,521,976.631 | 12.85 | 19,557,400 |
| Qualified XII (0.80) | 1,739,497.372 | 14.05 | 24,439,938 |
| Qualified XII (0.85) | 884,693.075 | 19.82 | 17,534,617 |
| Qualified XII (0.90) | 217,735.663 | 13.58 | 2,956,850 |
| Qualified XII (0.95) | 4,412,465.345 | 19.57 | 86,351,947 |
| Qualified XII (1.00) | 3,541,959.877 | 19.45 | 68,891,120 |
| Qualified XII (1.05) | 219,261.167 | 19.33 | 4,238,318 |
| Qualified XII (1.10) | 238,469.566 | 19.20 | 4,578,616 |
| Qualified XII (1.15) | 419,212.921 | 19.08 | 7,998,583 |
| Qualified XII (1.20) | 53,125.016 | 18.96 | 1,007,250 |
| Qualified XII (1.25) | 332,768.721 | 18.84 | 6,269,363 |
| Qualified XII (1.30) | 7,531.745 | 18.72 | 140,994 |
| Qualified XII (1.35) | 4,196.958 | 18.61 | 78,105 |
| Qualified XII (1.40) | 36,107.142 | 18.49 | 667,621 |
| Qualified XII (1.45) | 10,582.388 | 18.37 | 194,398 |
| Qualified XII (1.50) | 6,546.319 | 18.26 | 119,536 |
| Qualified XIII | 1,958.351 | 21.72 | 42,535 |
| Qualified XV | 37,172.283 | 21.69 | 806,267 |
| Qualified XVI | 203,283.903 | 20.31 | 4,128,696 |
| Qualified XVII | 17,803.336 | 20.92 | 372,446 |
| Qualified XVIII | 29,551.938 | 23.50 | 694,471 |
| Qualified XXI | 145,938.081 | 22.00 | 3,210,638 |
| Qualified XXV | 41,808.539 | 21.80 | 911,426 |
| Qualified XXVI | 5,982.007 | 21.53 | 128,793 |
| Qualified XXVII | 4,704,381.455 | 24.16 | 113,657,856 |
| Qualified XXVIII | 1,380,039.543 | 23.94 | 33,038,147 |
| Qualified XXXII | 28,661.694 | 9.92 | 284,324 |
| Qualified XXXIII (0.65) | 103,341.286 | 11.33 | 1,170,857 |
| Qualified XXXVI | 59,293.066 | 11.41 | 676,534 |
| Qualified XXXVIII | 324,267.350 | 5.65 | 1,832,111 |
| Qualified XLIII | 73,289.310 | 5.64 | 413,352 |
| Qualified LIII | 297,491.043 | 8.90 | 2,647,670 |
| Qualified LIV | 422,623.643 | 8.84 | 3,735,993 |
| Qualified LVI | 189,808.532 | 8.94 | 1,696,888 |
| Qualified LIX | 32,695.793 | 11.52 | 376,656 |
| | 39,865,571.936 | | $ 722,264,448 |
| | | | |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,816,430.431 | $ 18.22 | $ 69,535,362 |
| Qualified XXVIII | 310,462.751 | 18.05 | 5,603,853 |
| | 4,126,893.182 | | $ 75,139,215 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 935,267.924 | $ 8.56 | $ 8,005,893 |
| | | | |
| **Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 773,803.653 | $ 16.10 | $ 12,458,239 |
| Qualified XXVIII | 194,478.089 | 15.95 | 3,101,926 |
| | 968,281.742 | | $ 15,560,165 |
| | | | |
| **Mutual Discovery Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 25,072.974 | $ 13.10 | $ 328,456 |
| ING MAP PLUS NP9 | 21,454.142 | 13.07 | 280,406 |
| ING MAP PLUS NP11 | 19,734.354 | 13.01 | 256,744 |
| ING MAP PLUS NP12 | 8,470.716 | 12.98 | 109,950 |
| ING MAP PLUS NP14 | 2,928.651 | 12.91 | 37,809 |
| ING MAP PLUS NP15 | 11,046.394 | 12.88 | 142,278 |
| ING MAP PLUS NP16 | 2,706.220 | 12.85 | 34,775 |
| ING MAP PLUS NP17 | 5,219.083 | 12.82 | 66,909 |
| ING MAP PLUS NP18 | 14,642.513 | 12.79 | 187,278 |
| ING MAP PLUS NP19 | 14,654.118 | 12.75 | 186,840 |
| ING MAP PLUS NP20 | 21,156.834 | 12.72 | 269,115 |
| ING MAP PLUS NP21 | 2,679.277 | 12.69 | 34,000 |
| ING MAP PLUS NP22 | 94.227 | 12.66 | 1,193 |
| ING MAP PLUS NP23 | 3,777.607 | 12.63 | 47,711 |
| ING MAP PLUS NP24 | 2,555.989 | 12.60 | 32,205 |
| ING MAP PLUS NP25 | 1,129.290 | 12.57 | 14,195 |
| ING MAP PLUS NP26 | 475.002 | 12.54 | 5,957 |
| ING MAP PLUS NP27 | 229.464 | 12.51 | 2,871 |
| ING MAP PLUS NP28 | 1,521.464 | 12.48 | 18,988 |
| ING MAP PLUS NP29 | 662.035 | 12.45 | 8,242 |
| ING MAP PLUS NP32 | 64.904 | 12.35 | 802 |
| | 160,275.258 | | $ 2,066,724 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP3 | 691.203 | $ 8.27 | $ 5,716 |
| ING MAP PLUS NP4 | 15,083.434 | 8.25 | 124,438 |
| ING MAP PLUS NP8 | 73.812 | 8.17 | 603 |
| ING MAP PLUS NP14 | 545.764 | 8.05 | 4,393 |
| ING MAP PLUS NP15 | 4,996.638 | 8.03 | 40,123 |
| ING MAP PLUS NP17 | 865.454 | 7.99 | 6,915 |
| ING MAP PLUS NP18 | 4,161.861 | 7.97 | 33,170 |
| ING MAP PLUS NP19 | 4.239 | 7.95 | 34 |
| ING MAP PLUS NP20 | 221.518 | 7.93 | 1,757 |
| ING MAP PLUS NP21 | 8,664.930 | 7.91 | 68,540 |
| ING MAP PLUS NP22 | 4,030.776 | 7.89 | 31,803 |
| ING MAP PLUS NP23 | 3,809.431 | 7.88 | 30,018 |
| ING MAP PLUS NP25 | 651.247 | 7.84 | 5,106 |
| ING MAP PLUS NP26 | 3,146.134 | 7.82 | 24,603 |
| ING MAP PLUS NP27 | 1,839.304 | 7.80 | 14,347 |
| ING MAP PLUS NP28 | 506.544 | 7.78 | 3,941 |
| ING MAP PLUS NP30 | 97.827 | 7.74 | 757 |
| ING MAP PLUS NP32 | 20.123 | 7.70 | 155 |
| | 49,410.239 | | $ 396,419 |
| | | | |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Currently payable annuity contracts: | 94,188.916 | $ 10.27 | $ 967,320 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 820.311 | 9.80 | 8,039 |
| ING MAP PLUS NP1 | 699.023 | 10.13 | 7,081 |
| ING MAP PLUS NP4 | 14,092.661 | 10.06 | 141,772 |
| ING MAP PLUS NP6 | 133.293 | 10.01 | 1,334 |
| ING MAP PLUS NP8 | 32,115.237 | 9.96 | 319,868 |
| ING MAP PLUS NP9 | 2,142.448 | 9.93 | 21,275 |
| ING MAP PLUS NP10 | 47.530 | 9.91 | 471 |
| ING MAP PLUS NP11 | 4,391.492 | 9.89 | 43,432 |
| ING MAP PLUS NP12 | 6,073.508 | 9.86 | 59,885 |
| ING MAP PLUS NP13 | 2,596.063 | 9.84 | 25,545 |
| ING MAP PLUS NP14 | 8,894.142 | 9.81 | 87,252 |
| ING MAP PLUS NP15 | 15,805.168 | 9.79 | 154,733 |
| ING MAP PLUS NP16 | 8,951.490 | 9.76 | 87,367 |
| ING MAP PLUS NP17 | 135.771 | 9.74 | 1,322 |
| ING MAP PLUS NP18 | 1,345.541 | 9.72 | 13,079 |
| ING MAP PLUS NP19 | 567.492 | 9.69 | 5,499 |
| ING MAP PLUS NP20 | 19,120.572 | 9.67 | 184,896 |
| ING MAP PLUS NP21 | 4,104.495 | 9.65 | 39,608 |
| ING MAP PLUS NP22 | 4,006.394 | 9.62 | 38,542 |
| ING MAP PLUS NP23 | 3,547.739 | 9.60 | 34,058 |
| ING MAP PLUS NP24 | 796.556 | 9.57 | 7,623 |
| ING MAP PLUS NP26 | 571.226 | 9.53 | 5,444 |
| ING MAP PLUS NP28 | 1,304.019 | 9.48 | 12,362 |
| ING MAP PLUS NP29 | 439.723 | 9.46 | 4,160 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities Fund - Class 2 (continued)** | | | |
| ING MAP PLUS NP32 | 307.023 | $ 9.39 | $ 2,883 |
| ING MAP PLUS NP35 | 1,176.680 | 9.32 | 10,967 |
| Qualified V | 358.983 | 11.50 | 4,128 |
| Qualified VI | 1,140,863.635 | 11.64 | 13,279,653 |
| Qualified X (1.15) | 50,835.870 | 11.73 | 596,305 |
| Qualified X (1.25) | 112,832.299 | 11.64 | 1,313,368 |
| Qualified XII (0.00) | 1,668.163 | 12.78 | 21,319 |
| Qualified XII (0.05) | 28,051.487 | 12.56 | 352,327 |
| Qualified XII (0.10) | 194.188 | 12.68 | 2,462 |
| Qualified XII (0.20) | 37.403 | 12.59 | 471 |
| Qualified XII (0.25) | 26.275 | 12.54 | 329 |
| Qualified XII (0.30) | 159,549.581 | 12.49 | 1,992,774 |
| Qualified XII (0.35) | 1,088.619 | 12.45 | 13,553 |
| Qualified XII (0.40) | 27,273.969 | 12.40 | 338,197 |
| Qualified XII (0.50) | 808,892.708 | 12.31 | 9,957,469 |
| Qualified XII (0.55) | 32,065.667 | 12.26 | 393,125 |
| Qualified XII (0.60) | 39,969.791 | 12.22 | 488,431 |
| Qualified XII (0.65) | 170,768.688 | 12.17 | 2,078,255 |
| Qualified XII (0.70) | 54,528.954 | 12.13 | 661,436 |
| Qualified XII (0.75) | 164,813.331 | 12.08 | 1,990,945 |
| Qualified XII (0.80) | 34,402.786 | 12.04 | 414,210 |
| Qualified XII (0.85) | 176,258.250 | 11.99 | 2,113,336 |
| Qualified XII (0.90) | 17,372.552 | 11.95 | 207,602 |
| Qualified XII (0.95) | 156,837.300 | 11.90 | 1,866,364 |
| Qualified XII (1.00) | 708,475.746 | 11.86 | 8,402,522 |
| Qualified XII (1.05) | 27,826.631 | 11.81 | 328,633 |
| Qualified XII (1.10) | 18,329.424 | 11.77 | 215,737 |
| Qualified XII (1.15) | 49,190.118 | 11.73 | 577,000 |
| Qualified XII (1.20) | 16,535.306 | 11.68 | 193,132 |
| Qualified XII (1.25) | 60,560.456 | 11.64 | 704,924 |
| Qualified XII (1.30) | 1,662.668 | 11.60 | 19,287 |
| Qualified XII (1.35) | 504.685 | 11.55 | 5,829 |
| Qualified XII (1.40) | 3,418.719 | 11.51 | 39,349 |
| Qualified XII (1.45) | 2,466.582 | 11.47 | 28,292 |
| Qualified XII (1.50) | 768.439 | 11.43 | 8,783 |
| Qualified XIII | 17.298 | 11.90 | 206 |
| Qualified XV | 4,629.338 | 11.90 | 55,089 |
| Qualified XVI | 23,020.486 | 11.43 | 263,124 |
| Qualified XVII | 2,177.545 | 11.64 | 25,347 |
| Qualified XVIII | 3,916.662 | 11.64 | 45,590 |
| Qualified XXI | 28,953.401 | 12.04 | 348,599 |
| Qualified XXV | 19,476.614 | 12.08 | 235,278 |
| Qualified XXVI | 4,239.626 | 11.95 | 50,664 |
| Qualified XXVII | 379,036.640 | 13.05 | 4,946,428 |
| Qualified XXVIII | 502,921.711 | 11.16 | 5,612,606 |
| Qualified XXXII | 1,838.628 | 10.01 | 18,405 |
| Qualified XXXIII (0.65) | 42,901.993 | 12.23 | 524,691 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Franklin Small Cap Value Securities Fund - Class 2** | | | | | |
| **(continued)** | | | | | |
| Qualified XXXVIII | 5,531.450 | $ | 6.35 | $ | 35,125 |
| Qualified XLIII | 1,766.303 | | 6.33 | | 11,181 |
| Qualified LIII | 20,874.353 | | 8.53 | | 178,058 |
| Qualified LIV | 19,671.748 | | 8.48 | | 166,816 |
| Qualified LVI | 5,936.630 | | 8.57 | | 50,877 |
| Qualified LIX | 764.629 | | 12.44 | | 9,512 |
| | 5,364,478.841 | | | $ | 63,472,960 |
| | | | | | |
| **Fundamental Investors, Inc. - Class R-3** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP9 | 1,879.167 | $ | 6.12 | $ | 11,501 |
| ING MAP PLUS NP28 | 308.500 | | 6.08 | | 1,876 |
| | 2,187.667 | | | $ | 13,377 |
| | | | | | |
| **Fundamental Investors, Inc. - Class R-4** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 158.413 | $ | 6.10 | $ | 966 |
| Qualified VI | 325,547.248 | | 6.10 | | 1,985,838 |
| Qualified XII (0.30) | 549.308 | | 6.14 | | 3,373 |
| Qualified XII (0.40) | 3,433.176 | | 6.13 | | 21,045 |
| Qualified XII (0.50) | 4,779.263 | | 6.13 | | 29,297 |
| Qualified XII (0.55) | 69.943 | | 6.13 | | 429 |
| Qualified XII (0.60) | 3,604.856 | | 6.12 | | 22,062 |
| Qualified XII (0.65) | 210.270 | | 6.12 | | 1,287 |
| Qualified XII (0.70) | 10,065.366 | | 6.12 | | 61,600 |
| Qualified XII (0.75) | 82,594.533 | | 6.12 | | 505,479 |
| Qualified XII (0.80) | 64,420.149 | | 6.12 | | 394,251 |
| Qualified XII (0.85) | 57,981.758 | | 6.11 | | 354,269 |
| Qualified XII (0.90) | 8,431.272 | | 6.11 | | 51,515 |
| Qualified XII (0.95) | 49,533.326 | | 6.11 | | 302,649 |
| Qualified XII (1.00) | 172,816.257 | | 6.11 | | 1,055,907 |
| Qualified XII (1.05) | 2,982.196 | | 6.11 | | 18,221 |
| Qualified XII (1.10) | 1,659.862 | | 6.10 | | 10,125 |
| Qualified XII (1.15) | 8,490.021 | | 6.10 | | 51,789 |
| Qualified XII (1.20) | 255.518 | | 6.10 | | 1,559 |
| Qualified XII (1.25) | 4,596.087 | | 6.10 | | 28,036 |
| Qualified XII (1.35) | 1.100 | | 6.09 | | 7 |
| Qualified XII (1.40) | 17.734 | | 6.09 | | 108 |
| Qualified XVI | 4,245.589 | | 6.09 | | 25,856 |
| Qualified XXI | 532,614.729 | | 6.12 | | 3,259,602 |
| Qualified XXV | 87.675 | | 6.12 | | 537 |
| Qualified XXXVIII | 1,185.141 | | 6.15 | | 7,289 |
| Qualified LIII | 956.631 | | 6.13 | | 5,864 |
| Qualified LIV | 13,283.786 | | 6.12 | | 81,297 |
| | 1,354,571.207 | | | $ | 8,280,257 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 42,844.858 | $ 9.22 | $ 395,030 |
| ING MAP PLUS NP4 | 23,734.745 | 9.15 | 217,173 |
| ING MAP PLUS NP6 | 39,505.582 | 9.10 | 359,501 |
| ING MAP PLUS NP8 | 46,398.700 | 9.06 | 420,372 |
| ING MAP PLUS NP9 | 108,074.790 | 9.04 | 976,996 |
| ING MAP PLUS NP10 | 908.405 | 9.01 | 8,185 |
| ING MAP PLUS NP11 | 82,512.505 | 8.99 | 741,787 |
| ING MAP PLUS NP12 | 39,595.900 | 8.97 | 355,175 |
| ING MAP PLUS NP13 | 13,745.596 | 8.95 | 123,023 |
| ING MAP PLUS NP14 | 97,589.865 | 8.93 | 871,477 |
| ING MAP PLUS NP15 | 88,105.409 | 8.90 | 784,138 |
| ING MAP PLUS NP16 | 45,109.218 | 8.88 | 400,570 |
| ING MAP PLUS NP17 | 38,239.605 | 8.86 | 338,803 |
| ING MAP PLUS NP18 | 58,739.810 | 8.84 | 519,260 |
| ING MAP PLUS NP19 | 55,641.443 | 8.82 | 490,758 |
| ING MAP PLUS NP20 | 89,476.585 | 8.80 | 787,394 |
| ING MAP PLUS NP21 | 38,413.872 | 8.77 | 336,890 |
| ING MAP PLUS NP22 | 22,145.726 | 8.75 | 193,775 |
| ING MAP PLUS NP23 | 56,800.047 | 8.73 | 495,864 |
| ING MAP PLUS NP24 | 4,175.116 | 8.71 | 36,365 |
| ING MAP PLUS NP25 | 2,227.083 | 8.69 | 19,353 |
| ING MAP PLUS NP26 | 6,191.779 | 8.67 | 53,683 |
| ING MAP PLUS NP27 | 329.194 | 8.65 | 2,848 |
| ING MAP PLUS NP28 | 27,134.526 | 8.62 | 233,900 |
| ING MAP PLUS NP29 | 4,708.145 | 8.60 | 40,490 |
| ING MAP PLUS NP30 | 2,966.152 | 8.58 | 25,450 |
| ING MAP PLUS NP32 | 1,486.674 | 8.54 | 12,696 |
| ING MAP PLUS NP35 | 645.397 | 8.48 | 5,473 |
| ING MAP PLUS NP36 | 12.967 | 8.46 | 110 |
| Qualified XII (1.00) | 44,257.219 | 7.03 | 311,128 |
| | 1,081,716.913 | | $ 9,557,667 |
| | | | |
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 10,181.736 | $ 9.05 | $ 92,145 |
| Qualified V | 5,570.627 | 8.74 | 48,687 |
| Qualified VI | 4,851,610.259 | 8.81 | 42,742,686 |
| Qualified XII (0.00) | 18,492.938 | 9.34 | 172,724 |
| Qualified XII (0.10) | 390.032 | 9.29 | 3,623 |
| Qualified XII (0.25) | 1,011.069 | 9.23 | 9,332 |
| Qualified XII (0.30) | 250,524.812 | 9.21 | 2,307,334 |
| Qualified XII (0.35) | 1,335.892 | 9.18 | 12,263 |
| Qualified XII (0.40) | 80,865.210 | 9.16 | 740,725 |
| Qualified XII (0.50) | 2,946,764.720 | 9.12 | 26,874,494 |
| Qualified XII (0.55) | 273,606.430 | 9.10 | 2,489,819 |
| Qualified XII (0.60) | 100,070.721 | 9.08 | 908,642 |
| Qualified XII (0.65) | 119,542.118 | 9.06 | 1,083,052 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4 (continued)** | | | |
| Qualified XII (0.70) | 419,556.434 | $ 9.03 | $ 3,788,595 |
| Qualified XII (0.75) | 1,259,860.736 | 9.01 | 11,351,345 |
| Qualified XII (0.80) | 1,711,635.976 | 8.99 | 15,387,607 |
| Qualified XII (0.85) | 688,354.509 | 8.97 | 6,174,540 |
| Qualified XII (0.90) | 125,481.620 | 8.95 | 1,123,061 |
| Qualified XII (0.95) | 685,932.548 | 8.93 | 6,125,378 |
| Qualified XII (1.00) | 3,497,301.062 | 8.91 | 31,160,952 |
| Qualified XII (1.05) | 125,546.156 | 8.89 | 1,116,105 |
| Qualified XII (1.10) | 101,535.460 | 8.87 | 900,620 |
| Qualified XII (1.15) | 238,743.087 | 8.85 | 2,112,876 |
| Qualified XII (1.20) | 17,587.934 | 8.83 | 155,301 |
| Qualified XII (1.25) | 260,809.078 | 8.81 | 2,297,728 |
| Qualified XII (1.30) | 3,386.288 | 8.78 | 29,732 |
| Qualified XII (1.35) | 1,028.877 | 8.76 | 9,013 |
| Qualified XII (1.40) | 29,373.937 | 8.74 | 256,728 |
| Qualified XII (1.45) | 8,273.489 | 8.72 | 72,145 |
| Qualified XII (1.50) | 648.530 | 8.70 | 5,642 |
| Qualified XIII | 1,048.774 | 8.93 | 9,366 |
| Qualified XV | 23,952.396 | 8.93 | 213,895 |
| Qualified XVI | 75,408.563 | 8.70 | 656,055 |
| Qualified XVII | 27,173.081 | 8.87 | 241,025 |
| Qualified XXI | 162,147.447 | 8.99 | 1,457,706 |
| Qualified XXV | 44,260.983 | 9.03 | 399,677 |
| Qualified XXVI | 2,714.211 | 8.97 | 24,346 |
| Qualified XXVII | 1,992,111.192 | 8.54 | 17,012,630 |
| Qualified XXXIII (0.65) | 6,653.054 | 9.30 | 61,873 |
| Qualified XXXVIII | 48,284.823 | 5.92 | 285,846 |
| Qualified XLIII | 21,785.841 | 5.91 | 128,754 |
| Qualified LIII | 26,988.425 | 8.81 | 237,768 |
| Qualified LIV | 86,310.757 | 8.76 | 756,082 |
| Qualified LVI | 8,715.983 | 8.85 | 77,136 |
| Qualified LIX | 519.692 | 9.19 | 4,776 |
| | 20,363,097.507 | | $ 181,119,829 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Income Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 3,974.672 | $ 10.05 | $ 39,945 |
| ING MAP PLUS NP6 | 4,764.181 | 9.93 | 47,308 |
| ING MAP PLUS NP8 | 2,079.539 | 9.88 | 20,546 |
| ING MAP PLUS NP9 | 3,599.993 | 9.85 | 35,460 |
| ING MAP PLUS NP10 | 5,979.599 | 9.83 | 58,779 |
| ING MAP PLUS NP11 | 26,877.753 | 9.80 | 263,402 |
| ING MAP PLUS NP12 | 13,920.849 | 9.78 | 136,146 |
| ING MAP PLUS NP13 | 2,499.308 | 9.76 | 24,393 |
| ING MAP PLUS NP14 | 2,922.020 | 9.73 | 28,431 |
| ING MAP PLUS NP15 | 26,112.424 | 9.71 | 253,552 |
| ING MAP PLUS NP16 | 4,265.015 | 9.69 | 41,328 |
| ING MAP PLUS NP17 | 5,660.503 | 9.66 | 54,680 |
| ING MAP PLUS NP18 | 126.567 | 9.64 | 1,220 |
| ING MAP PLUS NP19 | 6,827.693 | 9.61 | 65,614 |
| ING MAP PLUS NP20 | 7,780.883 | 9.59 | 74,619 |
| ING MAP PLUS NP21 | 11,934.867 | 9.57 | 114,217 |
| ING MAP PLUS NP22 | 1,742.530 | 9.54 | 16,624 |
| ING MAP PLUS NP23 | 6,607.342 | 9.52 | 62,902 |
| ING MAP PLUS NP24 | 510.125 | 9.50 | 4,846 |
| ING MAP PLUS NP25 | 4,213.603 | 9.47 | 39,903 |
| ING MAP PLUS NP26 | 10,911.689 | 9.45 | 103,115 |
| ING MAP PLUS NP27 | 261.801 | 9.43 | 2,469 |
| ING MAP PLUS NP28 | 1,157.149 | 9.40 | 10,877 |
| ING MAP PLUS NP29 | 207.472 | 9.38 | 1,946 |
| ING MAP PLUS NP30 | 1,091.031 | 9.36 | 10,212 |
| ING MAP PLUS NP32 | 636.614 | 9.31 | 5,927 |
| ING MAP PLUS NP35 | 1,760.251 | 9.24 | 16,265 |
| ING MAP PLUS NP36 | 12.162 | 9.22 | 112 |
| | 158,437.635 | | $ 1,534,838 |
| | | | |
| **ING Financial Services Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 7,067.241 | $ 6.86 | $ 48,481 |
| ING MAP PLUS NP15 | 346.166 | 6.76 | 2,340 |
| ING MAP PLUS NP17 | 1,036.431 | 6.73 | 6,975 |
| ING MAP PLUS NP23 | 637.293 | 6.63 | 4,225 |
| ING MAP PLUS NP25 | 31.317 | 6.60 | 207 |
| ING MAP PLUS NP26 | 4,326.137 | 6.58 | 28,466 |
| ING MAP PLUS NP28 | 57.369 | 6.55 | 376 |
| ING MAP PLUS NP29 | 978.499 | 6.53 | 6,390 |
| ING MAP PLUS NP30 | 486.281 | 6.52 | 3,171 |
| | 14,966.734 | | $ 100,631 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Real Estate Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 12,788.413 | $ 10.59 | $ 135,429 |
| ING MAP PLUS NP3 | 249.928 | 10.54 | 2,634 |
| ING MAP PLUS NP4 | 6,040.132 | 10.51 | 63,482 |
| ING MAP PLUS NP6 | 6,392.958 | 10.46 | 66,870 |
| ING MAP PLUS NP9 | 14,758.199 | 10.38 | 153,190 |
| ING MAP PLUS NP11 | 871.834 | 10.33 | 9,006 |
| ING MAP PLUS NP12 | 7,161.539 | 10.31 | 73,835 |
| ING MAP PLUS NP13 | 67.407 | 10.28 | 693 |
| ING MAP PLUS NP14 | 3,463.701 | 10.26 | 35,538 |
| ING MAP PLUS NP15 | 6,290.450 | 10.23 | 64,351 |
| ING MAP PLUS NP16 | 2,221.223 | 10.21 | 22,679 |
| ING MAP PLUS NP17 | 2,500.289 | 10.18 | 25,453 |
| ING MAP PLUS NP18 | 12,248.318 | 10.16 | 124,443 |
| ING MAP PLUS NP19 | 6,192.250 | 10.13 | 62,727 |
| ING MAP PLUS NP20 | 31,333.333 | 10.11 | 316,780 |
| ING MAP PLUS NP21 | 4,032.030 | 10.08 | 40,643 |
| ING MAP PLUS NP23 | 4,624.883 | 10.03 | 46,388 |
| ING MAP PLUS NP24 | 74.649 | 10.01 | 747 |
| ING MAP PLUS NP25 | 2,590.987 | 9.98 | 25,858 |
| ING MAP PLUS NP26 | 721.928 | 9.96 | 7,190 |
| ING MAP PLUS NP27 | 1,244.801 | 9.93 | 12,361 |
| ING MAP PLUS NP28 | 3,492.502 | 9.91 | 34,611 |
| ING MAP PLUS NP29 | 3,066.902 | 9.89 | 30,332 |
| ING MAP PLUS NP30 | 128.541 | 9.86 | 1,267 |
| | 132,557.197 | | $ 1,356,507 |
| | | | |
| **ING GNMA Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 6,064.597 | $ 12.37 | $ 75,019 |
| ING MAP PLUS NP6 | 13,074.020 | 12.21 | 159,634 |
| ING MAP PLUS NP8 | 1,214.797 | 12.16 | 14,772 |
| ING MAP PLUS NP9 | 5,788.904 | 12.13 | 70,219 |
| ING MAP PLUS NP11 | 13,956.722 | 12.07 | 168,458 |
| ING MAP PLUS NP12 | 337.032 | 12.04 | 4,058 |
| ING MAP PLUS NP13 | 14.614 | 12.01 | 176 |
| ING MAP PLUS NP14 | 24,276.320 | 11.98 | 290,830 |
| ING MAP PLUS NP15 | 82,302.147 | 11.95 | 983,511 |
| ING MAP PLUS NP17 | 20,379.383 | 11.89 | 242,311 |
| ING MAP PLUS NP18 | 9,000.598 | 11.86 | 106,747 |
| ING MAP PLUS NP19 | 6,533.993 | 11.83 | 77,297 |
| ING MAP PLUS NP20 | 16,212.925 | 11.80 | 191,313 |
| ING MAP PLUS NP21 | 4,507.557 | 11.77 | 53,054 |
| ING MAP PLUS NP23 | 2,605.514 | 11.72 | 30,537 |
| ING MAP PLUS NP24 | 581.197 | 11.69 | 6,794 |
| ING MAP PLUS NP26 | 2,671.628 | 11.63 | 31,071 |
| ING MAP PLUS NP28 | 15,587.275 | 11.57 | 180,345 |
| ING MAP PLUS NP29 | 2,293.923 | 11.54 | 26,472 |
| ING MAP PLUS NP30 | 873.536 | 11.52 | 10,063 |
| ING MAP PLUS NP32 | 333.243 | 11.46 | 3,819 |
| Qualified XII (1.00) | 9,351.268 | 11.56 | 108,101 |
| | 237,961.193 | | $ 2,834,601 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Intermediate Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 26,542.872 | $ 10.48 | $ 278,169 |
| ING MAP PLUS NP8 | 77,248.137 | 10.31 | 796,428 |
| ING MAP PLUS NP9 | 17,555.569 | 10.28 | 180,471 |
| ING MAP PLUS NP10 | 26,138.716 | 10.26 | 268,183 |
| ING MAP PLUS NP11 | 30,601.044 | 10.23 | 313,049 |
| ING MAP PLUS NP14 | 26,991.642 | 10.15 | 273,965 |
| ING MAP PLUS NP15 | 5,022.281 | 10.13 | 50,876 |
| ING MAP PLUS NP16 | 5,071.641 | 10.11 | 51,274 |
| ING MAP PLUS NP17 | 14,087.682 | 10.08 | 142,004 |
| ING MAP PLUS NP18 | 3,452.052 | 10.06 | 34,728 |
| ING MAP PLUS NP19 | 20,774.385 | 10.03 | 208,367 |
| ING MAP PLUS NP20 | 24,948.543 | 10.01 | 249,735 |
| ING MAP PLUS NP21 | 305.002 | 9.98 | 3,044 |
| ING MAP PLUS NP22 | 11,297.885 | 9.96 | 112,527 |
| ING MAP PLUS NP23 | 22,686.428 | 9.93 | 225,276 |
| ING MAP PLUS NP24 | 4,488.639 | 9.91 | 44,482 |
| ING MAP PLUS NP25 | 490.790 | 9.88 | 4,849 |
| ING MAP PLUS NP26 | 16,143.963 | 9.86 | 159,179 |
| ING MAP PLUS NP28 | 6,109.114 | 9.81 | 59,930 |
| ING MAP PLUS NP29 | 1,810.924 | 9.79 | 17,729 |
| ING MAP PLUS NP32 | 651.169 | 9.72 | 6,329 |
| | 342,418.478 | | $ 3,480,594 |
| **ING AllianceBernstein Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 105,152.887 | $ 7.26 | $ 763,410 |
| Qualified XII (0.00) | 111.433 | 7.60 | 847 |
| Qualified XII (0.30) | 900.053 | 7.52 | 6,768 |
| Qualified XII (0.40) | 2,856.454 | 7.49 | 21,395 |
| Qualified XII (0.50) | 43,448.886 | 7.46 | 324,129 |
| Qualified XII (0.55) | 1,450.086 | 7.45 | 10,803 |
| Qualified XII (0.60) | 2,425.106 | 7.44 | 18,043 |
| Qualified XII (0.65) | 1,439.713 | 7.42 | 10,683 |
| Qualified XII (0.70) | 6,805.668 | 7.41 | 50,430 |
| Qualified XII (0.75) | 13,378.012 | 7.40 | 98,997 |
| Qualified XII (0.80) | 3,126.806 | 7.38 | 23,076 |
| Qualified XII (0.85) | 11,036.231 | 7.37 | 81,337 |
| Qualified XII (0.90) | 1,606.757 | 7.36 | 11,826 |
| Qualified XII (0.95) | 16,841.339 | 7.34 | 123,615 |
| Qualified XII (1.00) | 34,788.292 | 7.33 | 254,998 |
| Qualified XII (1.05) | 176.862 | 7.31 | 1,293 |
| Qualified XII (1.10) | 933.092 | 7.30 | 6,812 |
| Qualified XII (1.15) | 7,838.502 | 7.29 | 57,143 |
| Qualified XII (1.20) | 1,426.732 | 7.27 | 10,372 |
| Qualified XII (1.25) | 7,018.904 | 7.26 | 50,957 |
| Qualified XII (1.30) | 83.865 | 7.25 | 608 |
| Qualified XII (1.40) | 1,090.230 | 7.22 | 7,871 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING AllianceBernstein Mid Cap Growth Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Qualified XII (1.45) | 51.011 | $ 7.21 | $ 368 |
| Qualified XII (1.50) | 496.656 | 7.19 | 3,571 |
| Qualified XXXVIII | 466.731 | 4.99 | 2,329 |
| Qualified XVI | 1,066.755 | 7.19 | 7,670 |
| Qualified XVII | 4,245.667 | 7.26 | 30,824 |
| Qualified XXV | 46.674 | 7.40 | 345 |
| Qualified XLIII | 40.382 | 4.97 | 201 |
| Qualified LIII | 5,696.217 | 7.52 | 42,836 |
| Qualified LIV | 1,225.774 | 7.47 | 9,157 |
| Qualified LVI | 37.464 | 7.55 | 283 |
| | 277,309.241 | | $ 2,032,997 |
| | | | |
| **ING BlackRock Large Cap Growth Portfolio -** | | | |
| **Institutional Class** | | | |
| Currently payable annuity contracts: | 31,916.330 | $5.87 to $5.93 | $ 188,508 |
| Contracts in accumulation period: | | | |
| Qualified V | 1,595.238 | 6.25 | 9,970 |
| Qualified VI | 3,634,764.737 | 6.27 | 22,789,975 |
| Qualified VIII | 1,498.917 | 6.27 | 9,398 |
| Qualified X (1.15) | 161,950.594 | 6.28 | 1,017,050 |
| Qualified X (1.25) | 249,176.818 | 6.27 | 1,562,339 |
| Qualified XII (0.00) | 14,085.278 | 6.43 | 90,568 |
| Qualified XII (0.05) | 23,736.022 | 6.42 | 152,385 |
| Qualified XII (0.10) | 82.732 | 6.42 | 531 |
| Qualified XII (0.25) | 6,085.625 | 6.40 | 38,948 |
| Qualified XII (0.30) | 56,575.332 | 6.39 | 361,516 |
| Qualified XII (0.35) | 14,704.854 | 6.39 | 93,964 |
| Qualified XII (0.40) | 83,057.108 | 6.38 | 529,904 |
| Qualified XII (0.45) | 1,200.003 | 6.38 | 7,656 |
| Qualified XII (0.50) | 173,932.254 | 6.37 | 1,107,948 |
| Qualified XII (0.55) | 74,987.819 | 6.36 | 476,923 |
| Qualified XII (0.60) | 61,775.371 | 6.36 | 392,891 |
| Qualified XII (0.65) | 156,092.387 | 6.35 | 991,187 |
| Qualified XII (0.70) | 193,916.195 | 6.35 | 1,231,368 |
| Qualified XII (0.75) | 283,823.839 | 6.34 | 1,799,443 |
| Qualified XII (0.80) | 299,398.483 | 6.33 | 1,895,192 |
| Qualified XII (0.85) | 390,962.428 | 6.33 | 2,474,792 |
| Qualified XII (0.90) | 36,238.549 | 6.32 | 229,028 |
| Qualified XII (0.95) | 326,604.087 | 6.32 | 2,064,138 |
| Qualified XII (1.00) | 917,951.166 | 6.31 | 5,792,272 |
| Qualified XII (1.05) | 114,357.035 | 6.31 | 721,593 |
| Qualified XII (1.10) | 119,373.776 | 6.30 | 752,055 |
| Qualified XII (1.15) | 59,675.200 | 6.29 | 375,357 |
| Qualified XII (1.20) | 19,286.566 | 6.29 | 121,313 |
| Qualified XII (1.25) | 77,451.605 | 6.28 | 486,396 |
| Qualified XII (1.30) | 15,644.231 | 6.28 | 98,246 |
| Qualified XII (1.35) | 3,650.837 | 6.27 | 22,891 |
| Qualified XII (1.40) | 19,269.241 | 6.26 | 120,625 |
| Qualified XII (1.45) | 3,411.276 | 6.26 | 21,355 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (1.50) | 2,741.586 | $ 6.25 | $ 17,135 |
| Qualified XV | 28,318.198 | 6.31 | 178,688 |
| Qualified XVI | 97,996.641 | 6.24 | 611,499 |
| Qualified XVII | 2,582.182 | 6.28 | 16,216 |
| Qualified XVIII | 18,918.803 | 6.30 | 119,188 |
| Qualified XXV | 42,858.409 | 6.33 | 271,294 |
| Qualified XXVI | 24,878.802 | 6.31 | 156,985 |
| Qualified XXVII | 1,802,753.979 | 6.30 | 11,357,350 |
| Qualified XXVIII | 199,596.302 | 6.30 | 1,257,457 |
| Qualified XXXII | 16,968.856 | 6.27 | 106,395 |
| Qualified XXII | 494.975 | 6.36 | 3,148 |
| Qualified XXXVI | 15,872.715 | 6.35 | 100,792 |
| Qualified XXXVIII | 33,919.334 | 5.93 | 201,142 |
| Qualified XLIII | 8,118.676 | 5.92 | 48,063 |
| Qualified LIII | 50,188.994 | 6.36 | 319,202 |
| Qualified LIV | 18,763.326 | 6.32 | 118,584 |
| Qualified LVI | 51,399.727 | 6.40 | 328,958 |
| Qualified LIX | 9,968.281 | 6.36 | 63,398 |
| | 10,054,571.719 | | $ 63,303,219 |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 178.228 | $ 7.41 | $ 1,321 |
| Qualified XII (0.50) | 11,603.505 | 7.33 | 85,054 |
| | 11,781.733 | | $ 86,375 |
| **ING BlackRock Large Cap Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 12,454.561 | $ 6.33 | $ 78,837 |
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 334.861 | $ 9.52 | $ 3,188 |
| ING MAP PLUS NP9 | 667.787 | 9.78 | 6,531 |
| ING MAP PLUS NP11 | 274.572 | 9.75 | 2,677 |
| ING MAP PLUS NP12 | 14,532.514 | 9.73 | 141,401 |
| ING MAP PLUS NP14 | 3,909.308 | 9.69 | 37,881 |
| ING MAP PLUS NP17 | 219.669 | 9.64 | 2,118 |
| ING MAP PLUS NP18 | 12.564 | 9.62 | 121 |
| ING MAP PLUS NP23 | 2,654.717 | 9.53 | 25,299 |
| ING MAP PLUS NP24 | 2,603.160 | 9.52 | 24,782 |
| ING MAP PLUS NP25 | 362.861 | 9.50 | 3,447 |
| ING MAP PLUS NP26 | 2,128.790 | 9.48 | 20,181 |
| ING MAP PLUS NP28 | 457.983 | 9.45 | 4,328 |
| Qualified VI | 229,746.901 | 9.52 | 2,187,191 |
| Qualified XII (0.00) | 1,467.565 | 9.97 | 14,632 |
| Qualified XII (0.25) | 3,896.092 | 9.87 | 38,454 |
| Qualified XII (0.30) | 116,460.622 | 9.86 | 1,148,302 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Health Sciences Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.40) | 16,026.716 | $ 9.82 | $ 157,382 |
| Qualified XII (0.50) | 19,677.235 | 9.78 | 192,443 |
| Qualified XII (0.55) | 4,760.371 | 9.77 | 46,509 |
| Qualified XII (0.60) | 2,249.808 | 9.75 | 21,936 |
| Qualified XII (0.65) | 2,676.170 | 9.73 | 26,039 |
| Qualified XII (0.70) | 10,862.506 | 9.71 | 105,475 |
| Qualified XII (0.75) | 34,263.820 | 9.69 | 332,016 |
| Qualified XII (0.80) | 24,694.435 | 9.68 | 239,042 |
| Qualified XII (0.85) | 24,330.384 | 9.66 | 235,032 |
| Qualified XII (0.90) | 4,094.250 | 9.64 | 39,469 |
| Qualified XII (0.95) | 24,789.928 | 9.62 | 238,479 |
| Qualified XII (1.00) | 118,802.070 | 9.61 | 1,141,688 |
| Qualified XII (1.05) | 4,620.685 | 9.59 | 44,312 |
| Qualified XII (1.10) | 6,500.864 | 9.57 | 62,213 |
| Qualified XII (1.15) | 6,546.681 | 9.55 | 62,521 |
| Qualified XII (1.20) | 1,637.273 | 9.53 | 15,603 |
| Qualified XII (1.25) | 15,474.970 | 9.52 | 147,322 |
| Qualified XII (1.30) | 101.277 | 9.50 | 962 |
| Qualified XII (1.35) | 13.017 | 9.48 | 123 |
| Qualified XII (1.40) | 1,074.180 | 9.46 | 10,162 |
| Qualified XII (1.45) | 20.931 | 9.45 | 198 |
| Qualified XII (1.50) | 5.239 | 9.43 | 49 |
| Qualified XV | 1,486.782 | 9.62 | 14,303 |
| Qualified XVI | 5,652.869 | 9.43 | 53,307 |
| Qualified XXI | 11,913.946 | 9.68 | 115,327 |
| Qualified XXV | 1,676.079 | 9.69 | 16,241 |
| Qualified XXVI | 19.425 | 9.64 | 187 |
| Qualified XXXVIII | 12,460.272 | 7.09 | 88,343 |
| Qualified XLIII | 27.982 | 7.07 | 198 |
| Qualified LIII | 9,550.670 | 9.85 | 94,074 |
| Qualified LIV | 1,410.481 | 9.79 | 13,809 |
| Qualified LVI | 1,263.519 | 9.90 | 12,509 |
| Qualified LIX | 1,059.813 | 9.80 | 10,386 |
| | 749,474.614 | | $ 7,198,192 |
| | | | |
| **ING Evergreen Omega Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 113.732 | $ 9.40 | $ 1,069 |
| Qualified XII (0.50) | 3,677.588 | 9.28 | 34,128 |
| | 3,791.320 | | $ 35,197 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 653.188 | $ 8.88 | $ 5,800 |
| ING MAP PLUS NP1 | 42,888.759 | 9.27 | 397,579 |
| ING MAP PLUS NP6 | 25,078.048 | 9.18 | 230,216 |
| ING MAP PLUS NP8 | 19,201.931 | 9.15 | 175,698 |
| ING MAP PLUS NP9 | 26,965.059 | 9.13 | 246,191 |
| ING MAP PLUS NP10 | 10,446.296 | 9.11 | 95,166 |
| ING MAP PLUS NP11 | 10,060.341 | 9.10 | 91,549 |
| ING MAP PLUS NP12 | 12,976.711 | 9.08 | 117,829 |
| ING MAP PLUS NP13 | 1,885.056 | 9.06 | 17,079 |
| ING MAP PLUS NP14 | 23,188.291 | 9.05 | 209,854 |
| ING MAP PLUS NP15 | 36,405.591 | 9.03 | 328,742 |
| ING MAP PLUS NP16 | 4,732.404 | 9.01 | 42,639 |
| ING MAP PLUS NP17 | 5,250.019 | 9.00 | 47,250 |
| ING MAP PLUS NP18 | 3,196.520 | 8.98 | 28,705 |
| ING MAP PLUS NP19 | 3,607.651 | 8.96 | 32,325 |
| ING MAP PLUS NP20 | 290.545 | 8.95 | 2,600 |
| ING MAP PLUS NP21 | 4,131.186 | 8.93 | 36,891 |
| ING MAP PLUS NP22 | 3,348.282 | 8.91 | 29,833 |
| ING MAP PLUS NP23 | 7,301.311 | 8.90 | 64,982 |
| ING MAP PLUS NP24 | 853.572 | 8.88 | 7,580 |
| ING MAP PLUS NP25 | 662.326 | 8.87 | 5,875 |
| ING MAP PLUS NP26 | 3,768.227 | 8.85 | 33,349 |
| ING MAP PLUS NP27 | 291.638 | 8.83 | 2,575 |
| ING MAP PLUS NP28 | 1,663.257 | 8.82 | 14,670 |
| ING MAP PLUS NP29 | 1,813.275 | 8.80 | 15,957 |
| ING MAP PLUS NP30 | 649.681 | 8.78 | 5,704 |
| Qualified VI | 584,794.351 | 8.88 | 5,192,974 |
| Qualified XII (0.00) | 835.898 | 9.30 | 7,774 |
| Qualified XII (0.10) | 25.527 | 9.26 | 236 |
| Qualified XII (0.25) | 91.446 | 9.21 | 842 |
| Qualified XII (0.30) | 7,925.938 | 9.20 | 72,919 |
| Qualified XII (0.40) | 5,152.141 | 9.16 | 47,194 |
| Qualified XII (0.50) | 295,965.094 | 9.13 | 2,702,161 |
| Qualified XII (0.55) | 4,420.620 | 9.11 | 40,272 |
| Qualified XII (0.60) | 4,463.606 | 9.09 | 40,574 |
| Qualified XII (0.65) | 24,262.883 | 9.08 | 220,307 |
| Qualified XII (0.70) | 23,761.085 | 9.06 | 215,275 |
| Qualified XII (0.75) | 103,266.133 | 9.04 | 933,526 |
| Qualified XII (0.80) | 25,427.258 | 9.03 | 229,608 |
| Qualified XII (0.85) | 73,161.075 | 9.01 | 659,181 |
| Qualified XII (0.90) | 4,810.279 | 8.99 | 43,244 |
| Qualified XII (0.95) | 56,933.893 | 8.98 | 511,266 |
| Qualified XII (1.00) | 569,770.746 | 8.96 | 5,105,146 |
| Qualified XII (1.05) | 5,658.408 | 8.94 | 50,586 |
| Qualified XII (1.10) | 12,894.673 | 8.93 | 115,149 |
| Qualified XII (1.15) | 20,335.789 | 8.91 | 181,192 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.20) | 2,844.725 | $ 8.90 | $ 25,318 |
| Qualified XII (1.25) | 26,068.816 | 8.88 | 231,491 |
| Qualified XII (1.30) | 728.847 | 8.86 | 6,458 |
| Qualified XII (1.35) | 1,097.225 | 8.85 | 9,710 |
| Qualified XII (1.40) | 529.898 | 8.83 | 4,679 |
| Qualified XII (1.45) | 17.355 | 8.81 | 153 |
| Qualified XII (1.50) | 38.078 | 8.80 | 335 |
| Qualified XV | 672.418 | 8.98 | 6,038 |
| Qualified XVI | 12,793.506 | 8.80 | 112,583 |
| Qualified XXI | 226,366.467 | 9.03 | 2,044,089 |
| Qualified XXV | 801.003 | 9.04 | 7,241 |
| Qualified XXVI | 914.056 | 8.99 | 8,217 |
| Qualified XXXVIII | 252.205 | 5.94 | 1,498 |
| Qualified XLIII | 299.579 | 5.92 | 1,774 |
| Qualified LIII | 565.802 | 9.19 | 5,200 |
| Qualified LIV | 33,277.705 | 9.13 | 303,825 |
| Qualified LVI | 981.127 | 9.24 | 9,066 |
| Qualified LIX | 343.331 | 9.15 | 3,141 |
| | 2,383,858.151 | | $ 21,436,880 |
| **ING Global Real Estate Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 508.203 | $ 6.70 | $ 3,405 |
| Qualified V | 210.649 | 6.70 | 1,411 |
| Qualified VI | 1,311,568.599 | 6.70 | 8,787,510 |
| Qualified X (1.15) | 26,156.058 | 6.71 | 175,507 |
| Qualified X (1.25) | 95,555.104 | 6.71 | 641,175 |
| Qualified XII (0.00) | 1,808.648 | 6.73 | 12,172 |
| Qualified XII (0.10) | 20.817 | 6.73 | 140 |
| Qualified XII (0.25) | 355.735 | 6.72 | 2,391 |
| Qualified XII (0.30) | 76,690.027 | 6.72 | 515,357 |
| Qualified XII (0.40) | 101,466.670 | 6.72 | 681,856 |
| Qualified XII (0.50) | 628,608.869 | 6.72 | 4,224,252 |
| Qualified XII (0.55) | 43,651.195 | 6.72 | 293,336 |
| Qualified XII (0.60) | 17,016.875 | 6.72 | 114,353 |
| Qualified XII (0.65) | 10,411.835 | 6.71 | 69,863 |
| Qualified XII (0.70) | 44,812.584 | 6.71 | 300,692 |
| Qualified XII (0.75) | 233,095.246 | 6.71 | 1,564,069 |
| Qualified XII (0.80) | 233,966.435 | 6.71 | 1,569,915 |
| Qualified XII (0.85) | 213,771.911 | 6.71 | 1,434,410 |
| Qualified XII (0.90) | 25,364.116 | 6.71 | 170,193 |
| Qualified XII (0.95) | 135,152.726 | 6.71 | 906,875 |
| Qualified XII (1.00) | 874,547.876 | 6.71 | 5,868,216 |
| Qualified XII (1.05) | 25,586.913 | 6.70 | 171,432 |
| Qualified XII (1.10) | 22,327.631 | 6.70 | 149,595 |
| Qualified XII (1.15) | 54,036.725 | 6.70 | 362,046 |
| Qualified XII (1.20) | 5,877.863 | 6.70 | 39,382 |
| Qualified XII (1.25) | 41,246.472 | 6.70 | 276,351 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Global Real Estate Portfolio - Institutional Class (continued)** | | | | | |
| Qualified XII (1.35) | 169.052 | $ | 6.70 | $ | 1,133 |
| Qualified XII (1.40) | 6,334.418 | | 6.70 | | 42,441 |
| Qualified XII (1.45) | 892.698 | | 6.69 | | 5,972 |
| Qualified XII (1.50) | 5.803 | | 6.69 | | 39 |
| Qualified XV | 2,071.405 | | 6.71 | | 13,899 |
| Qualified XVI | 15,004.620 | | 6.69 | | 100,381 |
| Qualified XVII | 1,552.354 | | 6.70 | | 10,401 |
| Qualified XVIII | 3,637.967 | | 6.73 | | 24,484 |
| Qualified XXI | 5,060.598 | | 6.71 | | 33,957 |
| Qualified XXV | 4,208.603 | | 6.72 | | 28,282 |
| Qualified XXVI | 3,086.213 | | 6.71 | | 20,708 |
| Qualified XXVII | 914,997.197 | | 6.71 | | 6,139,631 |
| Qualified XXVIII | 160,935.838 | | 6.71 | | 1,079,879 |
| Qualified XXXII | 2,320.462 | | 6.71 | | 15,570 |
| Qualified XXXVIII | 2,085.884 | | 6.73 | | 14,038 |
| Qualified XLIII | 246.258 | | 6.71 | | 1,652 |
| Qualified LIII | 4,296.475 | | 6.72 | | 28,872 |
| Qualified LIV | 6,978.881 | | 6.71 | | 46,828 |
| Qualified LVI | 3,089.082 | | 6.72 | | 20,759 |
| Qualified LIX | 304.301 | | 6.72 | | 2,045 |
| | 5,361,093.891 | | | $ | 35,966,875 |
| | | | | | |
| **ING Global Resources Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (0.20) | 3,051.029 | $ | 8.22 | $ | 25,079 |
| | | | | | |
| **ING Global Resources Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 14,453.830 | $ | 7.84 | $ | 113,318 |
| Qualified V | 41.519 | | 7.82 | | 325 |
| Qualified VI | 2,762,519.239 | | 7.84 | | 21,658,151 |
| Qualified VIII | 784.042 | | 7.84 | | 6,147 |
| Qualified XII (0.00) | 10,361.813 | | 8.06 | | 83,516 |
| Qualified XII (0.05) | 75,851.517 | | 8.05 | | 610,605 |
| Qualified XII (0.10) | 40.840 | | 8.04 | | 328 |
| Qualified XII (0.25) | 8,797.803 | | 8.01 | | 70,470 |
| Qualified XII (0.30) | 81,646.674 | | 8.00 | | 653,173 |
| Qualified XII (0.35) | 3,380.586 | | 8.00 | | 27,045 |
| Qualified XII (0.40) | 174,590.706 | | 7.99 | | 1,394,980 |
| Qualified XII (0.45) | 209.677 | | 7.98 | | 1,673 |
| Qualified XII (0.50) | 91,789.390 | | 7.97 | | 731,561 |
| Qualified XII (0.55) | 68,665.363 | | 7.96 | | 546,576 |
| Qualified XII (0.60) | 60,758.615 | | 7.95 | | 483,031 |
| Qualified XII (0.65) | 143,706.021 | | 7.94 | | 1,141,026 |
| Qualified XII (0.70) | 111,387.829 | | 7.94 | | 884,419 |
| Qualified XII (0.75) | 337,276.641 | | 7.93 | | 2,674,604 |
| Qualified XII (0.80) | 405,271.293 | | 7.92 | | 3,209,749 |
| Qualified XII (0.85) | 305,370.126 | | 7.91 | | 2,415,478 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (0.90) | 63,283.349 | $ 7.90 | $ 499,938 |
| Qualified XII (0.95) | 438,296.202 | 7.89 | 3,458,157 |
| Qualified XII (1.00) | 1,063,665.198 | 7.88 | 8,381,682 |
| Qualified XII (1.05) | 50,497.902 | 7.88 | 397,923 |
| Qualified XII (1.10) | 75,024.381 | 7.87 | 590,442 |
| Qualified XII (1.15) | 101,898.017 | 7.86 | 800,918 |
| Qualified XII (1.20) | 8,373.294 | 7.85 | 65,730 |
| Qualified XII (1.25) | 101,621.939 | 7.84 | 796,716 |
| Qualified XII (1.30) | 151.458 | 7.83 | 1,186 |
| Qualified XII (1.35) | 493.009 | 7.83 | 3,860 |
| Qualified XII (1.40) | 8,053.793 | 7.82 | 62,981 |
| Qualified XII (1.45) | 424.699 | 7.81 | 3,317 |
| Qualified XII (1.50) | 40.437 | 7.80 | 315 |
| Qualified XIII | 1,055.473 | 7.89 | 8,328 |
| Qualified XV | 28,931.801 | 7.89 | 228,272 |
| Qualified XVI | 61,533.018 | 7.80 | 479,958 |
| Qualified XVII | 3,221.657 | 7.85 | 25,290 |
| Qualified XXI | 47,843.080 | 7.92 | 378,917 |
| Qualified XXV | 67,872.643 | 7.95 | 539,588 |
| Qualified XXVI | 10,594.657 | 7.93 | 84,016 |
| Qualified XXVII | 1,593,082.463 | 7.94 | 12,649,075 |
| Qualified XXVIII | 708,273.686 | 7.93 | 5,616,610 |
| Qualified XXXVI | 18,968.222 | 7.96 | 150,987 |
| Qualified XXXVIII | 28,762.128 | 6.01 | 172,860 |
| Qualified XLIII | 8,627.642 | 6.00 | 51,766 |
| Qualified LIII | 87,653.487 | 7.99 | 700,351 |
| Qualified LIV | 36,868.528 | 7.94 | 292,736 |
| Qualified LVI | 37,944.975 | 8.03 | 304,698 |
| Qualified LIX | 15,020.557 | 7.97 | 119,714 |
| | 9,324,981.219 | | $ 73,572,506 |
| | | | |
| **ING Janus Contrarian Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 188.254 | $ 5.35 | $ 1,007 |
| ING MAP PLUS NP28 | 541.332 | 5.33 | 2,885 |
| Qualified VI | 105,496.677 | 5.33 | 562,297 |
| Qualified XII (0.00) | 109.474 | 5.86 | 642 |
| Qualified XII (0.40) | 2,331.586 | 5.82 | 13,570 |
| Qualified XII (0.50) | 1,051,207.153 | 5.81 | 6,107,514 |
| Qualified XII (0.55) | 825.041 | 5.80 | 4,785 |
| Qualified XII (0.70) | 2,485.575 | 5.79 | 14,391 |
| Qualified XII (0.75) | 21,333.495 | 5.78 | 123,308 |
| Qualified XII (0.80) | 11,213.343 | 5.78 | 64,813 |
| Qualified XII (0.85) | 44,030.274 | 5.77 | 254,055 |
| Qualified XII (0.90) | 3,562.255 | 5.77 | 20,554 |
| Qualified XII (0.95) | 3,893.642 | 5.76 | 22,427 |
| Qualified XII (1.00) | 20,973.604 | 5.76 | 120,808 |
| Qualified XII (1.05) | 1,638.254 | 5.75 | 9,420 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Janus Contrarian Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.10) | 760.389 | $ 5.74 | $ 4,365 |
| Qualified XII (1.15) | 2,743.124 | 5.74 | 15,746 |
| Qualified XII (1.20) | 217.625 | 5.73 | 1,247 |
| Qualified XII (1.25) | 506.426 | 5.73 | 2,902 |
| Qualified XII (1.40) | 6.658 | 5.71 | 38 |
| Qualified XVI | 7,584.137 | 5.32 | 40,348 |
| Qualified XXI | 930.093 | 5.35 | 4,976 |
| Qualified XXV | 26.428 | 5.35 | 141 |
| Qualified LIII | 914.845 | 5.36 | 4,904 |
| Qualified LIV | 1,454.664 | 5.35 | 7,782 |
| | 1,284,974.348 | | $ 7,404,925 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 17,549.110 | $ 9.76 | $ 171,279 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 981,393.626 | $ 10.20 | $ 10,010,215 |
| Qualified XXVIII | 826,361.552 | 10.21 | 8,437,151 |
| | 1,807,755.178 | | $ 18,447,366 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 689.451 | $ 11.83 | $ 8,156 |
| ING MAP PLUS NP1 | 37,987.613 | 7.77 | 295,164 |
| ING MAP PLUS NP9 | 8,204.000 | 7.69 | 63,089 |
| ING MAP PLUS NP12 | 3,608.321 | 7.66 | 27,640 |
| ING MAP PLUS NP13 | 2,099.447 | 7.65 | 16,061 |
| ING MAP PLUS NP14 | 1,543.842 | 7.64 | 11,795 |
| ING MAP PLUS NP15 | 8,095.260 | 7.63 | 61,767 |
| ING MAP PLUS NP16 | 2,144.609 | 7.62 | 16,342 |
| ING MAP PLUS NP19 | 440.835 | 7.59 | 3,346 |
| ING MAP PLUS NP23 | 3,759.217 | 7.55 | 28,382 |
| ING MAP PLUS NP24 | 617.988 | 7.54 | 4,660 |
| ING MAP PLUS NP25 | 1,171.384 | 7.53 | 8,821 |
| ING MAP PLUS NP26 | 10,002.184 | 7.52 | 75,216 |
| ING MAP PLUS NP28 | 144.721 | 7.50 | 1,085 |
| Qualified VI | 607,353.010 | 11.83 | 7,184,986 |
| Qualified VIII | 28.597 | 11.83 | 338 |
| Qualified XII (0.00) | 233.973 | 12.39 | 2,899 |
| Qualified XII (0.10) | 23.830 | 12.34 | 294 |
| Qualified XII (0.25) | 74.775 | 12.28 | 918 |
| Qualified XII (0.30) | 5,400.768 | 12.25 | 66,159 |
| Qualified XII (0.40) | 13,533.098 | 12.21 | 165,239 |
| Qualified XII (0.50) | 14,500.251 | 12.16 | 176,323 |
| Qualified XII (0.55) | 7,316.192 | 12.14 | 88,819 |
| Qualified XII (0.60) | 6,116.139 | 12.12 | 74,128 |
| Qualified XII (0.65) | 29,378.737 | 12.10 | 355,483 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Qualified XII (0.70) | 12,658.686 | $ 12.07 | $ 152,790 |
| Qualified XII (0.75) | 31,688.152 | 12.05 | 381,842 |
| Qualified XII (0.80) | 34,094.733 | 12.03 | 410,160 |
| Qualified XII (0.85) | 59,973.467 | 12.01 | 720,281 |
| Qualified XII (0.90) | 14,870.178 | 11.99 | 178,293 |
| Qualified XII (0.95) | 74,366.063 | 11.96 | 889,418 |
| Qualified XII (1.00) | 206,597.399 | 11.94 | 2,466,773 |
| Qualified XII (1.05) | 9,666.185 | 11.92 | 115,221 |
| Qualified XII (1.10) | 13,653.069 | 11.90 | 162,472 |
| Qualified XII (1.15) | 23,371.010 | 11.88 | 277,648 |
| Qualified XII (1.20) | 1,268.291 | 11.85 | 15,029 |
| Qualified XII (1.25) | 32,316.427 | 11.83 | 382,303 |
| Qualified XII (1.30) | 351.697 | 11.81 | 4,154 |
| Qualified XII (1.40) | 1,206.026 | 11.77 | 14,195 |
| Qualified XII (1.45) | 404.610 | 11.74 | 4,750 |
| Qualified XII (1.50) | 171.154 | 11.72 | 2,006 |
| Qualified XIII | 511.628 | 11.96 | 6,119 |
| Qualified XV | 4,534.914 | 11.96 | 54,238 |
| Qualified XVI | 11,172.482 | 11.72 | 130,941 |
| Qualified XVII | 830.107 | 11.83 | 9,820 |
| Qualified XXV | 5,651.805 | 12.05 | 68,104 |
| Qualified XXVI | 3,237.029 | 11.99 | 38,812 |
| Qualified XXXVIII | 13,398.391 | 4.91 | 65,786 |
| Qualified XLIII | 2,215.391 | 4.89 | 10,833 |
| Qualified LIII | 15,348.900 | 12.25 | 188,024 |
| Qualified LIV | 7,415.581 | 12.17 | 90,248 |
| Qualified LVI | 10,146.173 | 12.31 | 124,899 |
| Qualified LIX | 1,879.877 | 12.19 | 22,916 |
| | 1,357,467.667 | | $ 15,725,185 |
| **ING JPMorgan Small Cap Core Equity Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,126.380 | $ 8.74 | $ 9,845 |
| Qualified VI | 66,719.857 | 8.74 | 583,132 |
| Qualified XII (0.00) | 255.926 | 9.15 | 2,342 |
| Qualified XII (0.30) | 1,074.856 | 9.05 | 9,727 |
| Qualified XII (0.35) | 2,373.838 | 9.03 | 21,436 |
| Qualified XII (0.40) | 1,587.467 | 9.02 | 14,319 |
| Qualified XII (0.50) | 65,526.143 | 8.98 | 588,425 |
| Qualified XII (0.55) | 582.911 | 8.97 | 5,229 |
| Qualified XII (0.60) | 2,793.328 | 8.95 | 25,000 |
| Qualified XII (0.65) | 2,584.392 | 8.93 | 23,079 |
| Qualified XII (0.70) | 1,369.290 | 8.92 | 12,214 |
| Qualified XII (0.75) | 8,399.624 | 8.90 | 74,757 |
| Qualified XII (0.80) | 7,369.876 | 8.88 | 65,445 |
| Qualified XII (0.85) | 10,255.440 | 8.87 | 90,966 |
| Qualified XII (0.90) | 1,330.931 | 8.85 | 11,779 |
| Qualified XII (0.95) | 13,019.770 | 8.83 | 114,965 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class (continued)** | | | | | |
| Qualified XII (1.00) | 33,115.474 | $ | 8.82 | $ | 292,078 |
| Qualified XII (1.05) | 1,142.264 | | 8.80 | | 10,052 |
| Qualified XII (1.10) | 2,626.924 | | 8.79 | | 23,091 |
| Qualified XII (1.15) | 1,673.767 | | 8.77 | | 14,679 |
| Qualified XII (1.20) | 838.533 | | 8.75 | | 7,337 |
| Qualified XII (1.25) | 5,552.860 | | 8.74 | | 48,532 |
| Qualified XII (1.30) | 454.474 | | 8.72 | | 3,963 |
| Qualified XII (1.40) | 1,399.524 | | 8.69 | | 12,162 |
| Qualified XII (1.45) | 7.349 | | 8.67 | | 64 |
| Qualified XVI | 2,871.746 | | 8.66 | | 24,869 |
| Qualified XXV | 194.930 | | 8.90 | | 1,735 |
| Qualified XXXVIII | 1,174.508 | | 6.57 | | 7,717 |
| Qualified LIII | 1,006.484 | | 9.05 | | 9,109 |
| Qualified LIV | 1,383.660 | | 8.99 | | 12,439 |
| Qualified LVI | 960.465 | | 9.09 | | 8,731 |
| | 240,772.991 | | | $ | 2,129,218 |
| **ING JPMorgan Value Opportunities Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.15) | 831.134 | $ | 6.64 | $ | 5,519 |
| Qualified X (1.25) | 3,330.814 | | 6.62 | | 22,050 |
| | 4,161.948 | | | $ | 27,569 |
| **ING JPMorgan Value Opportunities Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP23 | 5,359.263 | $ | 6.59 | $ | 35,318 |
| Qualified VI | 69,500.199 | | 6.57 | | 456,616 |
| Qualified XII (0.00) | 645.103 | | 6.79 | | 4,380 |
| Qualified XII (0.40) | 1,409.165 | | 6.72 | | 9,470 |
| Qualified XII (0.50) | 36,466.582 | | 6.70 | | 244,326 |
| Qualified XII (0.55) | 550.625 | | 6.69 | | 3,684 |
| Qualified XII (0.60) | 403.304 | | 6.68 | | 2,694 |
| Qualified XII (0.65) | 37.006 | | 6.68 | | 247 |
| Qualified XII (0.70) | 486.430 | | 6.67 | | 3,244 |
| Qualified XII (0.75) | 3,841.137 | | 6.66 | | 25,582 |
| Qualified XII (0.80) | 3,597.520 | | 6.65 | | 23,924 |
| Qualified XII (0.85) | 5,209.697 | | 6.64 | | 34,592 |
| Qualified XII (0.90) | 980.066 | | 6.63 | | 6,498 |
| Qualified XII (0.95) | 6,787.224 | | 6.62 | | 44,931 |
| Qualified XII (1.00) | 19,719.070 | | 6.61 | | 130,343 |
| Qualified XII (1.05) | 1,772.192 | | 6.60 | | 11,696 |
| Qualified XII (1.10) | 1,510.509 | | 6.60 | | 9,969 |
| Qualified XII (1.15) | 2,792.360 | | 6.59 | | 18,402 |
| Qualified XII (1.20) | 131.460 | | 6.58 | | 865 |
| Qualified XII (1.25) | 2,676.403 | | 6.57 | | 17,584 |
| Qualified XII (1.35) | 134.679 | | 6.55 | | 882 |
| Qualified XII (1.40) | 208.255 | | 6.54 | | 1,362 |
| Qualified XII (1.45) | 37.285 | | 6.53 | | 243 |
| Qualified XV | 32.798 | | 6.62 | | 217 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Value Opportunities Portfolio - Service Class (continued)** | | | |
| Qualified XVI | 2,307.161 | $ 6.52 | $ 15,043 |
| Qualified XXV | 362.000 | 6.66 | 2,411 |
| Qualified XXXVIII | 850.818 | 5.78 | 4,918 |
| Qualified XLIII | 497.708 | 5.76 | 2,867 |
| Qualified LIII | 237.288 | 6.73 | 1,597 |
| Qualified LIV | 720.344 | 6.68 | 4,812 |
| Qualified LVI | 1,076.207 | 6.76 | 7,275 |
| | 170,339.858 | | $ 1,125,992 |
| | | | |
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,675.754 | $ 11.39 | $ 76,037 |
| Qualified VI | 1,170,853.378 | 10.87 | 12,727,176 |
| Qualified X (1.15) | 42,846.302 | 11.34 | 485,877 |
| Qualified X (1.25) | 91,946.153 | 11.29 | 1,038,072 |
| Qualified XII (0.00) | 562.436 | 11.53 | 6,485 |
| Qualified XII (0.10) | 149.547 | 11.47 | 1,715 |
| Qualified XII (0.25) | 30.083 | 11.39 | 343 |
| Qualified XII (0.30) | 8,137.011 | 11.36 | 92,436 |
| Qualified XII (0.35) | 53.112 | 11.34 | 602 |
| Qualified XII (0.40) | 59,974.056 | 11.31 | 678,307 |
| Qualified XII (0.50) | 342,688.437 | 11.26 | 3,858,672 |
| Qualified XII (0.55) | 22,344.998 | 11.23 | 250,934 |
| Qualified XII (0.60) | 15,110.166 | 11.21 | 169,385 |
| Qualified XII (0.65) | 29,906.595 | 11.18 | 334,356 |
| Qualified XII (0.70) | 25,169.028 | 11.15 | 280,635 |
| Qualified XII (0.75) | 138,663.085 | 11.13 | 1,543,320 |
| Qualified XII (0.80) | 47,392.982 | 11.10 | 526,062 |
| Qualified XII (0.85) | 98,359.405 | 11.08 | 1,089,822 |
| Qualified XII (0.90) | 13,865.657 | 11.05 | 153,216 |
| Qualified XII (0.95) | 103,800.666 | 11.02 | 1,143,883 |
| Qualified XII (1.00) | 599,153.440 | 11.00 | 6,590,688 |
| Qualified XII (1.05) | 8,259.247 | 10.97 | 90,604 |
| Qualified XII (1.10) | 19,218.018 | 10.95 | 210,437 |
| Qualified XII (1.15) | 32,705.911 | 10.92 | 357,149 |
| Qualified XII (1.20) | 3,515.889 | 10.90 | 38,323 |
| Qualified XII (1.25) | 54,619.230 | 10.87 | 593,711 |
| Qualified XII (1.30) | 21.630 | 10.85 | 235 |
| Qualified XII (1.35) | 93.124 | 10.82 | 1,008 |
| Qualified XII (1.40) | 2,537.047 | 10.80 | 27,400 |
| Qualified XII (1.45) | 4,346.036 | 10.77 | 46,807 |
| Qualified XII (1.50) | 29.779 | 10.75 | 320 |
| Qualified XV | 1,727.986 | 11.02 | 19,042 |
| Qualified XVI | 16,806.481 | 10.75 | 180,670 |
| Qualified XVII | 5,451.251 | 10.96 | 59,746 |
| Qualified XVIII | 9,915.378 | 11.41 | 113,134 |
| Qualified XXV | 5,155.169 | 11.14 | 57,429 |
| Qualified XXVI | 150.378 | 11.08 | 1,666 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XXXII | 1,983.841 | $ 11.29 | $ 22,398 |
| Qualified XXXVIII | 5,579.057 | 5.60 | 31,243 |
| Qualified XLIII | 1,010.710 | 5.58 | 5,640 |
| Qualified LIII | 2,453.830 | 9.96 | 24,440 |
| Qualified LIV | 31,366.166 | 9.89 | 310,211 |
| Qualified LVI | 9,724.179 | 10.00 | 97,242 |
| Qualified LIX | 135.442 | 11.35 | 1,537 |
| | 3,034,488.070 | | $ 33,338,415 |
| | | | |
| **ING Legg Mason Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 1,711.840 | $ 5.01 | $ 8,576 |
| ING MAP PLUS NP17 | 3,153.142 | 5.00 | 15,766 |
| ING MAP PLUS NP18 | 601.533 | 4.99 | 3,002 |
| ING MAP PLUS NP23 | 2,159.289 | 4.94 | 10,667 |
| ING MAP PLUS NP24 | 308.229 | 4.93 | 1,520 |
| ING MAP PLUS NP28 | 2,096.853 | 4.90 | 10,275 |
| ING MAP PLUS NP29 | 40.186 | 4.89 | 197 |
| Qualified VI | 142,427.892 | 4.93 | 702,170 |
| Qualified XII (0.00) | 4,781.012 | 5.16 | 24,670 |
| Qualified XII (0.30) | 1,250.773 | 5.11 | 6,391 |
| Qualified XII (0.40) | 9,727.493 | 5.09 | 49,513 |
| Qualified XII (0.50) | 6,327.540 | 5.07 | 32,081 |
| Qualified XII (0.55) | 2,882.968 | 5.06 | 14,588 |
| Qualified XII (0.60) | 4,130.402 | 5.05 | 20,859 |
| Qualified XII (0.65) | 145.978 | 5.04 | 736 |
| Qualified XII (0.70) | 4,780.968 | 5.03 | 24,048 |
| Qualified XII (0.75) | 14,089.699 | 5.02 | 70,730 |
| Qualified XII (0.80) | 1,124.066 | 5.01 | 5,632 |
| Qualified XII (0.85) | 13,460.242 | 5.00 | 67,301 |
| Qualified XII (0.90) | 4,677.144 | 5.00 | 23,386 |
| Qualified XII (0.95) | 21,538.389 | 4.99 | 107,477 |
| Qualified XII (1.00) | 25,051.347 | 4.98 | 124,756 |
| Qualified XII (1.05) | 915.537 | 4.97 | 4,550 |
| Qualified XII (1.10) | 1,417.258 | 4.96 | 7,030 |
| Qualified XII (1.15) | 4,591.659 | 4.95 | 22,729 |
| Qualified XII (1.20) | 3,549.945 | 4.94 | 17,537 |
| Qualified XII (1.25) | 5,800.136 | 4.93 | 28,595 |
| Qualified XII (1.30) | 90.963 | 4.92 | 448 |
| Qualified XII (1.40) | 643.310 | 4.90 | 3,152 |
| Qualified XII (1.45) | 121.233 | 4.90 | 594 |
| Qualified XVI | 1,812.609 | 4.89 | 8,864 |
| Qualified XXV | 318.070 | 5.02 | 1,597 |
| Qualified XXVI | 203.330 | 5.00 | 1,017 |
| Qualified XXXVIII | 943.498 | 4.12 | 3,887 |
| Qualified LIII | 505.386 | 5.11 | 2,583 |
| Qualified LIV | 404.398 | 5.07 | 2,050 |
| Qualified LVI | 3,656.971 | 5.13 | 18,760 |
| | 291,441.288 | | $ 1,447,734 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 134,137.149 | $6.85 to $7.04 | $ 942,801 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,345.082 | 6.99 | 16,392 |
| ING MAP PLUS NP8 | 873.186 | 7.14 | 6,235 |
| ING MAP PLUS NP9 | 5,614.405 | 7.13 | 40,031 |
| ING MAP PLUS NP11 | 26,411.097 | 7.11 | 187,783 |
| ING MAP PLUS NP12 | 131.754 | 7.10 | 935 |
| ING MAP PLUS NP14 | 65.826 | 7.08 | 466 |
| ING MAP PLUS NP15 | 1,157.214 | 7.07 | 8,182 |
| ING MAP PLUS NP17 | 7,163.613 | 7.05 | 50,503 |
| ING MAP PLUS NP18 | 58,225.328 | 7.04 | 409,906 |
| ING MAP PLUS NP20 | 5,456.437 | 7.02 | 38,304 |
| ING MAP PLUS NP21 | 7,426.860 | 7.01 | 52,062 |
| ING MAP PLUS NP22 | 4,892.874 | 7.00 | 34,250 |
| ING MAP PLUS NP23 | 14,272.310 | 6.99 | 99,763 |
| ING MAP PLUS NP25 | 502.602 | 6.98 | 3,508 |
| ING MAP PLUS NP27 | 490.648 | 6.96 | 3,415 |
| ING MAP PLUS NP28 | 95.928 | 6.95 | 667 |
| ING MAP PLUS NP30 | 2,716.531 | 6.93 | 18,826 |
| ING MAP PLUS NP32 | 243.961 | 6.91 | 1,686 |
| ING MAP PLUS NP35 | 2,841.603 | 6.88 | 19,550 |
| Qualified V | 2,410.767 | 6.96 | 16,779 |
| Qualified VI | 2,960,798.577 | 6.99 | 20,695,982 |
| Qualified VIII | 2,270.640 | 6.98 | 15,849 |
| Qualified X (1.15) | 125,481.696 | 7.00 | 878,372 |
| Qualified X (1.25) | 474,937.469 | 6.99 | 3,319,813 |
| Qualified XII (0.00) | 10,634.165 | 7.22 | 76,779 |
| Qualified XII (0.20) | 54.675 | 7.19 | 393 |
| Qualified XII (0.25) | 10,697.269 | 7.18 | 76,806 |
| Qualified XII (0.30) | 731,179.399 | 7.17 | 5,242,556 |
| Qualified XII (0.40) | 55,548.295 | 7.15 | 397,170 |
| Qualified XII (0.50) | 176,093.247 | 7.13 | 1,255,545 |
| Qualified XII (0.55) | 119,096.541 | 7.12 | 847,967 |
| Qualified XII (0.60) | 178,167.709 | 7.11 | 1,266,772 |
| Qualified XII (0.65) | 592,199.599 | 7.10 | 4,204,617 |
| Qualified XII (0.70) | 142,735.808 | 7.09 | 1,011,997 |
| Qualified XII (0.75) | 640,099.953 | 7.08 | 4,531,908 |
| Qualified XII (0.80) | 182,999.354 | 7.07 | 1,293,805 |
| Qualified XII (0.85) | 490,972.395 | 7.06 | 3,466,265 |
| Qualified XII (0.90) | 30,342.501 | 7.05 | 213,915 |
| Qualified XII (0.95) | 603,799.697 | 7.04 | 4,250,750 |
| Qualified XII (1.00) | 1,647,462.771 | 7.03 | 11,581,663 |
| Qualified XII (1.05) | 64,914.724 | 7.02 | 455,701 |
| Qualified XII (1.10) | 56,368.632 | 7.01 | 395,144 |
| Qualified XII (1.15) | 84,464.339 | 7.00 | 591,250 |
| Qualified XII (1.20) | 30,780.614 | 7.00 | 215,464 |
| Qualified XII (1.25) | 223,697.748 | 6.99 | 1,563,647 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (1.30) | 2,543.294 | $ 6.98 | $ 17,752 |
| Qualified XII (1.35) | 1,369.471 | 6.97 | 9,545 |
| Qualified XII (1.40) | 21,794.787 | 6.96 | 151,692 |
| Qualified XII (1.45) | 8,189.009 | 6.95 | 56,914 |
| Qualified XII (1.50) | 12,195.009 | 6.94 | 84,633 |
| Qualified XIII | 857.565 | 7.04 | 6,037 |
| Qualified XV | 27,825.705 | 7.04 | 195,893 |
| Qualified XVI | 104,892.108 | 6.94 | 727,951 |
| Qualified XVII | 418.212 | 6.99 | 2,923 |
| Qualified XVIII | 12,198.256 | 7.03 | 85,754 |
| Qualified XXV | 68,909.826 | 7.08 | 487,882 |
| Qualified XXVI | 4,070.308 | 7.05 | 28,696 |
| Qualified XXXII | 2,481.295 | 6.99 | 17,344 |
| Qualified XXXVIII | 20,417.297 | 6.19 | 126,383 |
| Qualified XLIII | 3,566.494 | 6.17 | 22,005 |
| Qualified LIII | 22,201.800 | 7.15 | 158,743 |
| Qualified LIV | 101,749.734 | 7.11 | 723,441 |
| Qualified LVI | 56,094.524 | 7.19 | 403,320 |
| Qualified LIX | 7,208.029 | 7.13 | 51,393 |
| | 10,392,255.715 | | $ 73,160,475 |
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 21,129.313 | $ 7.06 | $ 149,173 |
| ING MAP PLUS NP15 | 1,955.277 | 7.03 | 13,746 |
| ING MAP PLUS NP16 | 48,740.887 | 7.02 | 342,161 |
| ING MAP PLUS NP26 | 66.603 | 6.93 | 462 |
| | 71,892.080 | | $ 505,542 |
| **ING Marsico Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 112.945 | $ 6.56 | $ 741 |
| Qualified VI | 151,929.963 | 6.56 | 996,661 |
| Qualified X (1.15) | 5,821.167 | 6.57 | 38,245 |
| Qualified X (1.25) | 33,497.720 | 6.56 | 219,745 |
| Qualified XII (0.00) | 2,031.474 | 6.62 | 13,448 |
| Qualified XII (0.30) | 3,318.903 | 6.61 | 21,938 |
| Qualified XII (0.40) | 8,683.961 | 6.60 | 57,314 |
| Qualified XII (0.50) | 95,443.362 | 6.60 | 629,926 |
| Qualified XII (0.55) | 6,014.232 | 6.60 | 39,694 |
| Qualified XII (0.60) | 4,452.514 | 6.59 | 29,342 |
| Qualified XII (0.65) | 1,169.501 | 6.59 | 7,707 |
| Qualified XII (0.70) | 3,312.039 | 6.59 | 21,826 |
| Qualified XII (0.75) | 20,524.634 | 6.59 | 135,257 |
| Qualified XII (0.80) | 11,712.887 | 6.45 | 75,548 |
| Qualified XII (0.85) | 20,381.383 | 6.58 | 134,110 |
| Qualified XII (0.90) | 1,616.324 | 6.58 | 10,635 |
| Qualified XII (0.95) | 57,857.884 | 6.58 | 380,705 |
| Qualified XII (1.00) | 82,531.233 | 6.58 | 543,056 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico Growth Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (1.05) | 1,310.374 | $ 6.57 | $ 8,609 |
| Qualified XII (1.10) | 2,788.776 | 6.57 | 18,322 |
| Qualified XII (1.15) | 8,080.586 | 6.57 | 53,089 |
| Qualified XII (1.20) | 3,657.662 | 6.57 | 24,031 |
| Qualified XII (1.25) | 24,173.127 | 6.56 | 158,576 |
| Qualified XII (1.30) | 7.700 | 6.56 | 51 |
| Qualified XII (1.40) | 887.012 | 6.56 | 5,819 |
| Qualified XII (1.45) | 1,124.895 | 6.55 | 7,368 |
| Qualified XV | 4,153.769 | 6.58 | 27,332 |
| Qualified XVI | 1,517.815 | 6.55 | 9,942 |
| Qualified XVIII | 2,798.607 | 6.56 | 18,359 |
| Qualified XXVI | 660.394 | 6.58 | 4,345 |
| Qualified XXVII | 222,270.344 | 6.45 | 1,433,644 |
| Qualified XXXII | 333.534 | 6.56 | 2,188 |
| Qualified XXXVIII | 1,451.131 | 6.62 | 9,606 |
| Qualified XLIII | 19.761 | 6.60 | 130 |
| Qualified LIII | 5,385.800 | 6.60 | 35,546 |
| Qualified LIV | 950.974 | 6.58 | 6,257 |
| Qualified LVI | 3,947.115 | 6.61 | 26,090 |
| Qualified LIX | 1,340.095 | 6.60 | 8,845 |
| | 797,271.597 | | $ 5,214,047 |
| | | | |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 3,989.485 | $ 8.08 | $ 32,235 |
| ING MAP PLUS NP9 | 16,587.161 | 8.06 | 133,693 |
| ING MAP PLUS NP10 | 22.839 | 8.05 | 184 |
| ING MAP PLUS NP11 | 795.651 | 8.03 | 6,389 |
| ING MAP PLUS NP12 | 2,971.524 | 8.02 | 23,832 |
| ING MAP PLUS NP17 | 10,138.441 | 7.94 | 80,499 |
| ING MAP PLUS NP19 | 924.252 | 7.91 | 7,311 |
| ING MAP PLUS NP21 | 160.336 | 7.89 | 1,265 |
| ING MAP PLUS NP23 | 511.340 | 7.86 | 4,019 |
| Qualified XII (0.60) | 406.442 | 8.03 | 3,264 |
| Qualified XII (0.75) | 64.290 | 7.99 | 514 |
| Qualified XXXV | 1,984.637 | 6.59 | 13,079 |
| | 38,556.398 | | $ 306,284 |
| | | | |
| **ING Marsico International Opportunities Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 11,444.026 | $ 5.68 | $ 65,002 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 227.058 | $ 9.04 | $ 2,053 |
| ING MAP PLUS NP9 | 193.154 | 9.29 | 1,794 |
| ING MAP PLUS NP11 | 1,811.337 | 9.26 | 16,773 |
| ING MAP PLUS NP12 | 777.024 | 9.24 | 7,180 |
| ING MAP PLUS NP17 | 5,260.844 | 9.16 | 48,189 |
| ING MAP PLUS NP18 | 172.094 | 9.14 | 1,573 |
| ING MAP PLUS NP25 | 833.618 | 9.02 | 7,519 |
| Qualified VI | 259,285.129 | 9.04 | 2,343,938 |
| Qualified XII (0.00) | 1,281.763 | 9.46 | 12,125 |
| Qualified XII (0.10) | 5.562 | 9.43 | 52 |
| Qualified XII (0.30) | 2,966.573 | 9.36 | 27,767 |
| Qualified XII (0.40) | 9,400.954 | 9.33 | 87,711 |
| Qualified XII (0.50) | 62,279.961 | 9.29 | 578,581 |
| Qualified XII (0.55) | 4,314.853 | 9.28 | 40,042 |
| Qualified XII (0.60) | 3,796.428 | 9.26 | 35,155 |
| Qualified XII (0.65) | 12,132.009 | 9.24 | 112,100 |
| Qualified XII (0.70) | 7,282.153 | 9.22 | 67,141 |
| Qualified XII (0.75) | 19,952.339 | 9.21 | 183,761 |
| Qualified XII (0.80) | 46,644.292 | 9.19 | 428,661 |
| Qualified XII (0.85) | 42,128.795 | 9.17 | 386,321 |
| Qualified XII (0.90) | 4,853.836 | 9.16 | 44,461 |
| Qualified XII (0.95) | 31,613.533 | 9.14 | 288,948 |
| Qualified XII (1.00) | 118,675.209 | 9.12 | 1,082,318 |
| Qualified XII (1.05) | 4,565.630 | 9.11 | 41,593 |
| Qualified XII (1.10) | 11,952.017 | 9.09 | 108,644 |
| Qualified XII (1.15) | 7,371.480 | 9.07 | 66,859 |
| Qualified XII (1.20) | 6,403.462 | 9.06 | 58,015 |
| Qualified XII (1.25) | 9,614.760 | 9.04 | 86,917 |
| Qualified XII (1.40) | 849.378 | 8.99 | 7,636 |
| Qualified XII (1.45) | 13.194 | 8.97 | 118 |
| Qualified XV | 1,160.159 | 9.14 | 10,604 |
| Qualified XVI | 4,651.185 | 8.96 | 41,675 |
| Qualified XXI | 6,715.798 | 9.19 | 61,718 |
| Qualified XXV | 236.844 | 9.21 | 2,181 |
| Qualified XXVI | 250.592 | 9.16 | 2,295 |
| Qualified XXXVIII | 5,294.303 | 4.95 | 26,207 |
| Qualified XLIII | 717.410 | 4.93 | 3,537 |
| Qualified LIII | 2,770.244 | 9.36 | 25,929 |
| Qualified LIV | 4,903.776 | 9.30 | 45,605 |
| Qualified LVI | 1,460.602 | 9.40 | 13,730 |
| Qualified LIX | 39.108 | 9.31 | 364 |
| | 704,858.460 | | $ 6,407,790 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 55,306.165 | $ 8.99 | $ 497,202 |
| | | | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 3,186,933.641 | $ 8.57 | $ 27,312,021 |
| Qualified XXVIII | 2,837,022.334 | 8.58 | 24,341,652 |
| | 6,023,955.975 | | $ 51,653,673 |
| | | | |
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,045.745 | $ 9.87 | $ 20,192 |
| ING MAP PLUS NP1 | 104.153 | 10.11 | 1,053 |
| ING MAP PLUS NP9 | 42,128.114 | 9.91 | 417,490 |
| ING MAP PLUS NP11 | 223.762 | 9.86 | 2,206 |
| ING MAP PLUS NP12 | 37,197.569 | 9.84 | 366,024 |
| ING MAP PLUS NP14 | 2,448.198 | 9.79 | 23,968 |
| ING MAP PLUS NP17 | 461.729 | 9.72 | 4,488 |
| ING MAP PLUS NP20 | 20,831.365 | 9.65 | 201,023 |
| ING MAP PLUS NP22 | 30.972 | 9.60 | 297 |
| ING MAP PLUS NP24 | 27.394 | 9.55 | 262 |
| ING MAP PLUS NP25 | 60.339 | 9.53 | 575 |
| ING MAP PLUS NP30 | 2,357.782 | 9.42 | 22,210 |
| Qualified V | 74.201 | 10.86 | 806 |
| Qualified VI | 845,711.799 | 11.42 | 9,658,029 |
| Qualified X (1.15) | 11,644.996 | 9.76 | 113,655 |
| Qualified X (1.25) | 56,958.358 | 9.72 | 553,635 |
| Qualified XII (0.00) | 1,856.387 | 12.47 | 23,149 |
| Qualified XII (0.25) | 8,302.763 | 12.30 | 102,124 |
| Qualified XII (0.30) | 3,661.372 | 12.27 | 44,925 |
| Qualified XII (0.40) | 20,095.794 | 12.20 | 245,169 |
| Qualified XII (0.50) | 32,506.394 | 12.12 | 393,977 |
| Qualified XII (0.55) | 3,329.869 | 12.10 | 40,291 |
| Qualified XII (0.60) | 5,213.723 | 12.07 | 62,930 |
| Qualified XII (0.65) | 6,642.418 | 12.03 | 79,908 |
| Qualified XII (0.70) | 17,715.489 | 12.00 | 212,586 |
| Qualified XII (0.75) | 47,571.438 | 11.97 | 569,430 |
| Qualified XII (0.80) | 73,523.594 | 11.91 | 875,666 |
| Qualified XII (0.85) | 98,517.862 | 11.87 | 1,169,407 |
| Qualified XII (0.90) | 12,637.384 | 11.85 | 149,753 |
| Qualified XII (0.95) | 107,236.745 | 11.80 | 1,265,394 |
| Qualified XII (1.00) | 243,050.428 | 11.77 | 2,860,704 |
| Qualified XII (1.05) | 17,226.820 | 11.74 | 202,243 |
| Qualified XII (1.10) | 53,152.680 | 11.70 | 621,886 |
| Qualified XII (1.15) | 28,139.219 | 11.67 | 328,385 |
| Qualified XII (1.20) | 17,724.368 | 11.64 | 206,312 |
| Qualified XII (1.25) | 85,308.882 | 11.61 | 990,436 |
| Qualified XII (1.30) | 1,273.579 | 11.58 | 14,748 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (1.35) | 427.601 | $ 11.54 | $ 4,935 |
| Qualified XII (1.40) | 5,991.448 | 11.51 | 68,962 |
| Qualified XII (1.45) | 1,904.713 | 11.48 | 21,866 |
| Qualified XII (1.50) | 597.016 | 11.45 | 6,836 |
| Qualified XV | 393.498 | 11.15 | 4,388 |
| Qualified XVI | 19,831.384 | 11.26 | 223,301 |
| Qualified XVII | 4,674.721 | 10.96 | 51,235 |
| Qualified XXV | 208.043 | 11.28 | 2,347 |
| Qualified XXVI | 409.420 | 11.18 | 4,577 |
| Qualified XXXII | 1,165.191 | 9.72 | 11,326 |
| Qualified XXXVIII | 3,589.203 | 7.63 | 27,386 |
| Qualified XLIII | 470.168 | 7.60 | 3,573 |
| Qualified LIII | 3,125.684 | 9.36 | 29,256 |
| Qualified LIV | 3,231.920 | 9.30 | 30,057 |
| Qualified LVI | 1,543.969 | 9.40 | 14,513 |
| | 1,954,557.663 | | $ 22,349,894 |
| | | | |
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,626.432 | $ 11.41 | $ 18,558 |
| Qualified V | 287.836 | 11.34 | 3,264 |
| Qualified VI | 845,406.557 | 11.41 | 9,646,089 |
| Qualified XII (0.00) | 2,653.802 | 11.94 | 31,686 |
| Qualified XII (0.10) | 10.537 | 11.90 | 125 |
| Qualified XII (0.25) | 978.730 | 11.83 | 11,578 |
| Qualified XII (0.30) | 9,758.157 | 11.81 | 115,244 |
| Qualified XII (0.40) | 23,010.328 | 11.77 | 270,832 |
| Qualified XII (0.50) | 236,809.272 | 11.72 | 2,775,405 |
| Qualified XII (0.55) | 5,849.399 | 11.70 | 68,438 |
| Qualified XII (0.60) | 11,870.246 | 11.68 | 138,644 |
| Qualified XII (0.65) | 12,348.310 | 11.66 | 143,981 |
| Qualified XII (0.70) | 18,545.119 | 11.64 | 215,865 |
| Qualified XII (0.75) | 101,395.886 | 11.62 | 1,178,220 |
| Qualified XII (0.80) | 61,285.720 | 11.60 | 710,914 |
| Qualified XII (0.85) | 77,071.799 | 11.57 | 891,721 |
| Qualified XII (0.90) | 15,207.950 | 11.55 | 175,652 |
| Qualified XII (0.95) | 110,758.320 | 11.53 | 1,277,043 |
| Qualified XII (1.00) | 408,124.597 | 11.51 | 4,697,514 |
| Qualified XII (1.05) | 8,717.668 | 11.49 | 100,166 |
| Qualified XII (1.10) | 12,391.671 | 11.47 | 142,132 |
| Qualified XII (1.15) | 32,852.003 | 11.45 | 376,155 |
| Qualified XII (1.20) | 3,595.236 | 11.43 | 41,094 |
| Qualified XII (1.25) | 42,078.840 | 11.41 | 480,120 |
| Qualified XII (1.30) | 2,295.609 | 11.38 | 26,124 |
| Qualified XII (1.35) | 89.516 | 11.36 | 1,017 |
| Qualified XII (1.40) | 3,048.982 | 11.34 | 34,575 |
| Qualified XII (1.45) | 315.849 | 11.32 | 3,575 |
| Qualified XII (1.50) | 5.570 | 11.30 | 63 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class (continued)** | | | |
| Qualified XIII | 874.710 | $ 11.53 | $ 10,085 |
| Qualified XV | 4,027.191 | 11.53 | 46,434 |
| Qualified XVI | 18,959.533 | 11.30 | 214,243 |
| Qualified XVII | 1,270.394 | 11.41 | 14,495 |
| Qualified XXI | 21,966.407 | 11.60 | 254,810 |
| Qualified XXV | 9,651.905 | 11.62 | 112,155 |
| Qualified XXVI | 676.928 | 11.55 | 7,819 |
| Qualified XXXVIII | 8,933.139 | 6.31 | 56,368 |
| Qualified XLIII | 5,841.116 | 6.29 | 36,741 |
| Qualified LIII | 22,406.156 | 11.81 | 264,617 |
| Qualified LIV | 5,660.413 | 11.73 | 66,397 |
| Qualified LVI | 5,206.575 | 11.86 | 61,750 |
| Qualified LIX | 4,577.847 | 11.75 | 53,790 |
| | 2,158,442.255 | | $ 24,775,498 |
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 467.581 | $ 6.85 | $ 3,203 |
| ING MAP PLUS NP10 | 866.288 | 6.84 | 5,925 |
| ING MAP PLUS NP11 | 6,503.171 | 6.83 | 44,417 |
| ING MAP PLUS NP12 | 5,230.025 | 6.82 | 35,669 |
| ING MAP PLUS NP14 | 3,652.690 | 6.80 | 24,838 |
| ING MAP PLUS NP15 | 12,530.091 | 6.79 | 85,079 |
| ING MAP PLUS NP17 | 1,349.247 | 6.77 | 9,134 |
| ING MAP PLUS NP22 | 1,200.165 | 6.73 | 8,077 |
| ING MAP PLUS NP24 | 860.343 | 6.71 | 5,773 |
| ING MAP PLUS NP25 | 282.966 | 6.70 | 1,896 |
| ING MAP PLUS NP26 | 887.250 | 6.69 | 5,936 |
| ING MAP PLUS NP29 | 876.182 | 6.66 | 5,835 |
| ING MAP PLUS NP32 | 244.869 | 6.64 | 1,626 |
| Qualified VI | 68,250.925 | 7.77 | 530,310 |
| Qualified XII (0.00) | 88.267 | 8.14 | 718 |
| Qualified XII (0.25) | 297.422 | 8.06 | 2,397 |
| Qualified XII (0.30) | 185.979 | 8.05 | 1,497 |
| Qualified XII (0.40) | 4,379.213 | 8.02 | 35,121 |
| Qualified XII (0.50) | 4,472.607 | 7.99 | 35,736 |
| Qualified XII (0.55) | 1,251.780 | 7.97 | 9,977 |
| Qualified XII (0.60) | 3,530.503 | 7.96 | 28,103 |
| Qualified XII (0.65) | 1,395.365 | 7.94 | 11,079 |
| Qualified XII (0.70) | 770.216 | 7.93 | 6,108 |
| Qualified XII (0.75) | 3,602.360 | 7.91 | 28,495 |
| Qualified XII (0.80) | 2,123.013 | 7.90 | 16,772 |
| Qualified XII (0.85) | 5,724.904 | 7.88 | 45,112 |
| Qualified XII (0.90) | 728.436 | 7.87 | 5,733 |
| Qualified XII (0.95) | 8,157.258 | 7.86 | 64,116 |
| Qualified XII (1.00) | 22,581.449 | 7.84 | 177,039 |
| Qualified XII (1.05) | 1,898.061 | 7.83 | 14,862 |
| Qualified XII (1.10) | 1,266.146 | 7.81 | 9,889 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Service Class (continued)** | | | |
| Qualified XII (1.15) | 509.728 | $ 7.80 | $ 3,976 |
| Qualified XII (1.20) | 1,581.193 | 7.78 | 12,302 |
| Qualified XII (1.25) | 2,492.295 | 7.77 | 19,365 |
| Qualified XII (1.30) | 157.129 | 7.75 | 1,218 |
| Qualified XII (1.35) | 13.682 | 7.74 | 106 |
| Qualified XII (1.40) | 560.091 | 7.73 | 4,330 |
| Qualified XII (1.45) | 108.014 | 7.71 | 833 |
| Qualified XV | 1,567.184 | 7.86 | 12,318 |
| Qualified XVI | 1,616.014 | 7.70 | 12,443 |
| Qualified XXV | 44.574 | 7.91 | 353 |
| Qualified XXVI | 20.150 | 7.87 | 159 |
| Qualified LIII | 1,726.955 | 8.04 | 13,885 |
| Qualified LIV | 20.060 | 7.99 | 160 |
| Qualified LVI | 15.073 | 8.08 | 122 |
| | 176,086.914 | | $ 1,342,042 |
| | | | |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 59,567.654 | $ 8.30 | $ 494,412 |
| Qualified XXVIII | 13,797.171 | 8.31 | 114,654 |
| | 73,364.825 | | $ 609,066 |
| | | | |
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,461.267 | $ 8.77 | $ 12,815 |
| ING MAP PLUS NP9 | 1,135.378 | 8.39 | 9,526 |
| ING MAP PLUS NP12 | 4,405.654 | 8.35 | 36,787 |
| ING MAP PLUS NP13 | 1,715.219 | 8.34 | 14,305 |
| ING MAP PLUS NP14 | 2,801.695 | 8.33 | 23,338 |
| ING MAP PLUS NP15 | 7,270.379 | 8.32 | 60,490 |
| ING MAP PLUS NP23 | 18.086 | 8.23 | 149 |
| ING MAP PLUS NP25 | 171.116 | 8.21 | 1,405 |
| Qualified VI | 176,821.513 | 8.77 | 1,550,725 |
| Qualified XII (0.00) | 696.170 | 9.18 | 6,391 |
| Qualified XII (0.30) | 3,073.030 | 9.08 | 27,903 |
| Qualified XII (0.40) | 10,277.624 | 9.04 | 92,910 |
| Qualified XII (0.50) | 87,760.873 | 9.01 | 790,725 |
| Qualified XII (0.55) | 411.608 | 8.99 | 3,700 |
| Qualified XII (0.60) | 4,155.314 | 8.98 | 37,315 |
| Qualified XII (0.65) | 3,810.324 | 8.96 | 34,141 |
| Qualified XII (0.70) | 19,366.112 | 8.95 | 173,327 |
| Qualified XII (0.75) | 8,146.989 | 8.93 | 72,753 |
| Qualified XII (0.80) | 9,270.875 | 8.91 | 82,604 |
| Qualified XII (0.85) | 29,565.366 | 8.90 | 263,132 |
| Qualified XII (0.90) | 4,417.150 | 8.88 | 39,224 |
| Qualified XII (0.95) | 16,989.735 | 8.86 | 150,529 |
| Qualified XII (1.00) | 50,113.612 | 8.85 | 443,505 |
| Qualified XII (1.05) | 5,396.698 | 8.83 | 47,653 |
| Qualified XII (1.10) | 1,596.877 | 8.81 | 14,068 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.15) | 2,705.302 | $ 8.80 | $ 23,807 |
| Qualified XII (1.20) | 2,612.090 | 8.78 | 22,934 |
| Qualified XII (1.25) | 11,335.789 | 8.77 | 99,415 |
| Qualified XII (1.30) | 48.621 | 8.75 | 425 |
| Qualified XII (1.40) | 1,585.405 | 8.72 | 13,825 |
| Qualified XII (1.45) | 753.716 | 8.70 | 6,557 |
| Qualified XIII | 102.049 | 8.86 | 904 |
| Qualified XV | 1,484.727 | 8.86 | 13,155 |
| Qualified XVI | 8,093.319 | 8.69 | 70,331 |
| Qualified XXI | 9,180.499 | 8.91 | 81,798 |
| Qualified XXV | 1,159.279 | 8.93 | 10,352 |
| Qualified XXXVIII | 5,710.342 | 7.69 | 43,913 |
| Qualified XLIII | 699.046 | 7.67 | 5,362 |
| Qualified LIII | 3,826.433 | 9.08 | 34,744 |
| Qualified LIV | 2,164.671 | 9.02 | 19,525 |
| Qualified LVI | 2,546.770 | 9.12 | 23,227 |
| Qualified LIX | 288.732 | 9.03 | 2,607 |
| | 505,145.454 | | $ 4,462,301 |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 321,813.591 | $6.20 to $6.35 | $ 2,036,638 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 9,978.809 | 6.29 | 62,767 |
| ING MAP PLUS NP1 | 118,829.164 | 6.48 | 770,013 |
| ING MAP PLUS NP6 | 26,292.149 | 6.44 | 169,321 |
| ING MAP PLUS NP8 | 83,273.864 | 6.42 | 534,618 |
| ING MAP PLUS NP9 | 16,470.023 | 6.41 | 105,573 |
| ING MAP PLUS NP10 | 920.584 | 6.40 | 5,892 |
| ING MAP PLUS NP11 | 4,331.003 | 6.40 | 27,718 |
| ING MAP PLUS NP13 | 7,453.020 | 6.38 | 47,550 |
| ING MAP PLUS NP14 | 11,475.094 | 6.37 | 73,096 |
| ING MAP PLUS NP15 | 10,918.984 | 6.36 | 69,445 |
| ING MAP PLUS NP17 | 417.965 | 6.34 | 2,650 |
| ING MAP PLUS NP19 | 22,975.423 | 6.33 | 145,434 |
| ING MAP PLUS NP21 | 260.388 | 6.31 | 1,643 |
| ING MAP PLUS NP22 | 523.986 | 6.30 | 3,301 |
| ING MAP PLUS NP23 | 5,339.908 | 6.29 | 33,588 |
| ING MAP PLUS NP24 | 4,581.936 | 6.29 | 28,820 |
| ING MAP PLUS NP25 | 8,456.295 | 6.28 | 53,106 |
| ING MAP PLUS NP26 | 8,488.598 | 6.27 | 53,224 |
| ING MAP PLUS NP32 | 90.259 | 6.22 | 561 |
| Qualified VI | 3,716,467.126 | 6.29 | 23,376,578 |
| Qualified VIII | 4,886.750 | 6.29 | 30,738 |
| Qualified X (1.15) | 123,192.588 | 6.31 | 777,345 |
| Qualified X (1.25) | 208,364.798 | 6.29 | 1,310,615 |
| Qualified XII (0.00) | 5,502.675 | 6.50 | 35,767 |
| Qualified XII (0.10) | 141.106 | 6.49 | 916 |
| Qualified XII (0.20) | 522.090 | 6.47 | 3,378 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Equity Income Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (0.25) | 6,475.241 | $ 6.46 | $ 41,830 |
| Qualified XII (0.30) | 605,801.859 | 6.45 | 3,907,422 |
| Qualified XII (0.35) | 1,937.171 | 6.44 | 12,475 |
| Qualified XII (0.40) | 220,247.589 | 6.43 | 1,416,192 |
| Qualified XII (0.50) | 1,238,564.699 | 6.42 | 7,951,585 |
| Qualified XII (0.55) | 181,409.320 | 6.41 | 1,162,834 |
| Qualified XII (0.60) | 78,541.275 | 6.40 | 502,664 |
| Qualified XII (0.65) | 95,174.867 | 6.39 | 608,167 |
| Qualified XII (0.70) | 169,127.828 | 6.38 | 1,079,036 |
| Qualified XII (0.75) | 864,613.479 | 6.37 | 5,507,588 |
| Qualified XII (0.80) | 862,180.854 | 6.36 | 5,483,470 |
| Qualified XII (0.85) | 626,384.788 | 6.36 | 3,983,807 |
| Qualified XII (0.90) | 100,143.643 | 6.35 | 635,912 |
| Qualified XII (0.95) | 640,956.811 | 6.34 | 4,063,666 |
| Qualified XII (1.00) | 2,802,649.491 | 6.33 | 17,740,771 |
| Qualified XII (1.05) | 84,222.290 | 6.32 | 532,285 |
| Qualified XII (1.10) | 117,145.398 | 6.31 | 739,187 |
| Qualified XII (1.15) | 206,884.865 | 6.31 | 1,305,444 |
| Qualified XII (1.20) | 12,131.165 | 6.30 | 76,426 |
| Qualified XII (1.25) | 156,353.073 | 6.29 | 983,461 |
| Qualified XII (1.30) | 7,697.288 | 6.28 | 48,339 |
| Qualified XII (1.35) | 311.622 | 6.27 | 1,954 |
| Qualified XII (1.40) | 15,530.973 | 6.26 | 97,224 |
| Qualified XII (1.45) | 3,583.773 | 6.25 | 22,399 |
| Qualified XII (1.50) | 1,155.882 | 6.25 | 7,224 |
| Qualified XIII | 186.860 | 6.34 | 1,185 |
| Qualified XV | 1,384.874 | 6.34 | 8,780 |
| Qualified XVI | 62,405.773 | 6.25 | 390,036 |
| Qualified XVII | 23,482.914 | 6.29 | 147,708 |
| Qualified XVIII | 27,245.771 | 6.33 | 172,466 |
| Qualified XXI | 60,248.918 | 6.36 | 383,183 |
| Qualified XXV | 27,390.246 | 6.37 | 174,476 |
| Qualified XXVI | 2,379.452 | 6.35 | 15,110 |
| Qualified XXVII | 3,054,174.384 | 6.33 | 19,332,924 |
| Qualified XXXII | 7,277.447 | 6.29 | 45,775 |
| Qualified XXXIII (0.65) | 156,726.942 | 6.39 | 1,001,485 |
| Qualified XXXVIII | 12,213.010 | 6.74 | 82,316 |
| Qualified XLIII | 5,391.798 | 6.72 | 36,233 |
| Qualified LIII | 11,187.328 | 6.44 | 72,046 |
| Qualified LIV | 264,070.787 | 6.40 | 1,690,053 |
| Qualified LVI | 21,763.852 | 6.47 | 140,812 |
| Qualified LIX | 225.536 | 6.42 | 1,448 |
| | 17,558,949.312 | | $ 111,367,693 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 19,753.518 | $ 8.11 | $ 160,201 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 997.218 | 7.26 | 7,240 |
| ING MAP PLUS NP1 | 118,252.274 | 7.48 | 884,527 |
| ING MAP PLUS NP8 | 18,203.306 | 7.41 | 134,887 |
| ING MAP PLUS NP9 | 11,480.349 | 7.40 | 84,955 |
| ING MAP PLUS NP10 | 301.800 | 7.39 | 2,230 |
| ING MAP PLUS NP11 | 4,106.066 | 7.38 | 30,303 |
| ING MAP PLUS NP12 | 13,361.551 | 7.37 | 98,475 |
| ING MAP PLUS NP13 | 866.529 | 7.36 | 6,378 |
| ING MAP PLUS NP14 | 5,373.263 | 7.35 | 39,493 |
| ING MAP PLUS NP15 | 8,557.089 | 7.34 | 62,809 |
| ING MAP PLUS NP17 | 1,063.742 | 7.32 | 7,787 |
| ING MAP PLUS NP18 | 1,436.252 | 7.31 | 10,499 |
| ING MAP PLUS NP23 | 533.216 | 7.26 | 3,871 |
| ING MAP PLUS NP24 | 1,223.237 | 7.25 | 8,868 |
| ING MAP PLUS NP25 | 1,964.312 | 7.24 | 14,222 |
| ING MAP PLUS NP26 | 1,413.841 | 7.23 | 10,222 |
| Qualified VI | 294,259.021 | 7.26 | 2,136,320 |
| Qualified VIII | 439.124 | 7.26 | 3,188 |
| Qualified X (1.15) | 42,407.132 | 7.28 | 308,724 |
| Qualified X (1.25) | 53,096.460 | 7.26 | 385,480 |
| Qualified XII (0.00) | 2,955.577 | 7.51 | 22,196 |
| Qualified XII (0.05) | 186,936.226 | 7.51 | 1,403,891 |
| Qualified XII (0.20) | 2,259.867 | 7.47 | 16,881 |
| Qualified XII (0.25) | 358.786 | 7.46 | 2,677 |
| Qualified XII (0.30) | 39,837.305 | 7.45 | 296,788 |
| Qualified XII (0.40) | 8,760.816 | 7.43 | 65,093 |
| Qualified XII (0.50) | 119,890.323 | 7.41 | 888,387 |
| Qualified XII (0.55) | 18,669.155 | 7.40 | 138,152 |
| Qualified XII (0.60) | 2,345.831 | 7.39 | 17,336 |
| Qualified XII (0.65) | 208,049.469 | 7.38 | 1,535,405 |
| Qualified XII (0.70) | 8,355.476 | 7.37 | 61,580 |
| Qualified XII (0.75) | 27,694.254 | 7.36 | 203,830 |
| Qualified XII (0.80) | 41,664.210 | 7.35 | 306,232 |
| Qualified XII (0.85) | 50,525.330 | 7.34 | 370,856 |
| Qualified XII (0.90) | 5,149.067 | 7.33 | 37,743 |
| Qualified XII (0.95) | 63,777.109 | 7.32 | 466,848 |
| Qualified XII (1.00) | 83,533.940 | 7.31 | 610,633 |
| Qualified XII (1.05) | 8,997.918 | 7.30 | 65,685 |
| Qualified XII (1.10) | 5,592.926 | 7.29 | 40,772 |
| Qualified XII (1.15) | 34,878.065 | 7.28 | 253,912 |
| Qualified XII (1.20) | 4,298.036 | 7.27 | 31,247 |
| Qualified XII (1.25) | 14,630.025 | 7.26 | 106,214 |
| Qualified XII (1.30) | 22.535 | 7.25 | 163 |
| Qualified XII (1.35) | 114.247 | 7.24 | 827 |
| Qualified XII (1.40) | 1,740.001 | 7.23 | 12,580 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional Class (continued)** | | | |
| Qualified XII (1.45) | 326.629 | $ 7.22 | $ 2,358 |
| Qualified XV | 871.712 | 7.32 | 6,381 |
| Qualified XVI | 10,543.513 | 7.21 | 76,019 |
| Qualified XVII | 2,349.399 | 7.26 | 17,057 |
| Qualified XVIII | 2,275.568 | 7.31 | 16,634 |
| Qualified XXI | 2,070.239 | 7.35 | 15,216 |
| Qualified XXV | 1,182.370 | 7.36 | 8,702 |
| Qualified XXVI | 634.795 | 7.33 | 4,653 |
| Qualified XXXII | 1,336.828 | 7.26 | 9,705 |
| Qualified XXXVIII | 4,181.304 | 6.39 | 26,719 |
| Qualified XLIII | 263.662 | 6.37 | 1,680 |
| Qualified LIII | 228.440 | 7.44 | 1,700 |
| Qualified LIV | 8,479.371 | 7.39 | 62,663 |
| Qualified LVI | 3,298.372 | 7.47 | 24,639 |
| | 1,578,167.996 | | $ 11,630,733 |
| | | | |
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 65.482 | $ 7.33 | $ 480 |
| ING MAP PLUS NP19 | 10.372 | 7.28 | 76 |
| ING MAP PLUS NP25 | 661.698 | 7.22 | 4,777 |
| Qualified XII (1.00) | 14,211.698 | 7.26 | 103,177 |
| | 14,949.250 | | $ 108,510 |
| | | | |
| **ING Pioneer Mid Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 244.588 | $ 7.14 | $ 1,746 |
| | | | |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 66,690.080 | $ 7.39 | $ 492,840 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,847.679 | 7.33 | 20,873 |
| ING MAP PLUS NP1 | 13,061.648 | 7.55 | 98,615 |
| ING MAP PLUS NP4 | 16,526.407 | 7.52 | 124,279 |
| ING MAP PLUS NP9 | 8,281.705 | 7.47 | 61,864 |
| ING MAP PLUS NP11 | 12,175.579 | 7.45 | 90,708 |
| ING MAP PLUS NP12 | 5,817.602 | 7.44 | 43,283 |
| ING MAP PLUS NP13 | 3,557.844 | 7.43 | 26,435 |
| ING MAP PLUS NP14 | 16,994.915 | 7.42 | 126,102 |
| ING MAP PLUS NP15 | 515.134 | 7.41 | 3,817 |
| ING MAP PLUS NP16 | 22,740.678 | 7.40 | 168,281 |
| ING MAP PLUS NP17 | 231.562 | 7.39 | 1,711 |
| ING MAP PLUS NP18 | 333.058 | 7.38 | 2,458 |
| ING MAP PLUS NP20 | 189.452 | 7.36 | 1,394 |
| ING MAP PLUS NP21 | 606.103 | 7.35 | 4,455 |
| ING MAP PLUS NP23 | 178.929 | 7.34 | 1,313 |
| ING MAP PLUS NP25 | 591.510 | 7.32 | 4,330 |
| ING MAP PLUS NP26 | 2,038.477 | 7.31 | 14,901 |
| ING MAP PLUS NP28 | 448.512 | 7.29 | 3,270 |
| ING MAP PLUS NP29 | 725.266 | 7.28 | 5,280 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)** | | | |
| ING MAP PLUS NP30 | 1,809.006 | $ 7.27 | $ 13,151 |
| Qualified V | 300.633 | 7.30 | 2,195 |
| Qualified VI | 1,820,095.884 | 7.33 | 13,341,303 |
| Qualified VIII | 42.188 | 7.33 | 309 |
| Qualified X (1.15) | 67,590.073 | 7.35 | 496,787 |
| Qualified X (1.25) | 130,542.235 | 7.33 | 956,875 |
| Qualified XII (0.00) | 3,331.269 | 7.58 | 25,251 |
| Qualified XII (0.05) | 57,418.897 | 7.58 | 435,235 |
| Qualified XII (0.10) | 102.176 | 7.56 | 772 |
| Qualified XII (0.20) | 254.293 | 7.54 | 1,917 |
| Qualified XII (0.25) | 1,474.968 | 7.53 | 11,107 |
| Qualified XII (0.30) | 111,759.588 | 7.52 | 840,432 |
| Qualified XII (0.40) | 37,963.773 | 7.50 | 284,728 |
| Qualified XII (0.50) | 1,140,145.218 | 7.48 | 8,528,286 |
| Qualified XII (0.55) | 64,062.312 | 7.47 | 478,545 |
| Qualified XII (0.60) | 101,159.684 | 7.46 | 754,651 |
| Qualified XII (0.65) | 379,480.961 | 7.45 | 2,827,133 |
| Qualified XII (0.70) | 95,969.687 | 7.44 | 714,014 |
| Qualified XII (0.75) | 360,540.067 | 7.43 | 2,678,813 |
| Qualified XII (0.80) | 743,213.398 | 7.42 | 5,514,643 |
| Qualified XII (0.85) | 244,138.717 | 7.41 | 1,809,068 |
| Qualified XII (0.90) | 40,053.147 | 7.40 | 296,393 |
| Qualified XII (0.95) | 221,746.736 | 7.39 | 1,638,708 |
| Qualified XII (1.00) | 1,420,080.511 | 7.38 | 10,480,194 |
| Qualified XII (1.05) | 30,014.400 | 7.37 | 221,206 |
| Qualified XII (1.10) | 33,073.371 | 7.36 | 243,420 |
| Qualified XII (1.15) | 56,637.512 | 7.35 | 416,286 |
| Qualified XII (1.20) | 19,686.843 | 7.34 | 144,501 |
| Qualified XII (1.25) | 82,796.056 | 7.33 | 606,895 |
| Qualified XII (1.30) | 14,059.624 | 7.32 | 102,916 |
| Qualified XII (1.35) | 1,652.475 | 7.31 | 12,080 |
| Qualified XII (1.40) | 14,693.045 | 7.30 | 107,259 |
| Qualified XII (1.45) | 6,746.775 | 7.29 | 49,184 |
| Qualified XIII | 242.815 | 7.39 | 1,794 |
| Qualified XV | 4,259.180 | 7.39 | 31,475 |
| Qualified XVI | 48,710.401 | 7.28 | 354,612 |
| Qualified XVII | 1,717.308 | 7.33 | 12,588 |
| Qualified XVIII | 4,990.621 | 7.38 | 36,831 |
| Qualified XXV | 19,064.884 | 7.43 | 141,652 |
| Qualified XXVI | 15,923.009 | 7.40 | 117,830 |
| Qualified XXVII | 1,146,541.467 | 7.33 | 8,404,149 |
| Qualified XXXII | 1,398.577 | 7.33 | 10,252 |
| Qualified XXXIII (0.65) | 62,485.278 | 7.45 | 465,515 |
| Qualified XXXVIII | 11,005.734 | 6.39 | 70,327 |
| Qualified XLIII | 29.769 | 6.37 | 190 |
| Qualified LIII | 11,735.326 | 7.51 | 88,132 |
| Qualified LIV | 38,821.481 | 7.46 | 289,608 |
| Qualified LVI | 11,537.666 | 7.54 | 86,994 |
| Qualified LIX | 2,907.881 | 7.48 | 21,751 |
| | 8,858,559.059 | | $ 65,464,166 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 7,756.527 | $ 7.52 | $ 58,329 |
| ING MAP PLUS NP6 | 138.842 | 7.47 | 1,037 |
| ING MAP PLUS NP9 | 3,296.864 | 7.44 | 24,529 |
| ING MAP PLUS NP11 | 1,989.881 | 7.42 | 14,765 |
| ING MAP PLUS NP12 | 861.306 | 7.41 | 6,382 |
| ING MAP PLUS NP13 | 615.015 | 7.40 | 4,551 |
| ING MAP PLUS NP16 | 3,364.267 | 7.37 | 24,795 |
| ING MAP PLUS NP18 | 1,923.257 | 7.35 | 14,136 |
| ING MAP PLUS NP22 | 1,570.171 | 7.31 | 11,478 |
| ING MAP PLUS NP23 | 2,444.429 | 7.30 | 17,844 |
| ING MAP PLUS NP24 | 490.584 | 7.29 | 3,576 |
| ING MAP PLUS NP25 | 1,073.782 | 7.28 | 7,817 |
| ING MAP PLUS NP26 | 2,007.569 | 7.27 | 14,595 |
| | 27,532.494 | | $ 203,834 |
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,579.229 | $ 8.48 | $ 13,392 |
| Qualified XII (0.00) | 26.731 | 8.84 | 236 |
| Qualified XII (0.05) | 257,341.817 | 8.82 | 2,269,755 |
| Qualified XII (0.40) | 912.684 | 8.68 | 7,922 |
| Qualified XII (0.75) | 1,572.665 | 8.54 | 13,431 |
| Qualified XII (0.80) | 7,253.636 | 8.52 | 61,801 |
| Qualified XII (1.00) | 677.078 | 8.44 | 5,715 |
| | 269,363.840 | | $ 2,372,252 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 73,733.868 | $ 9.14 | $ 673,928 |
| ING MAP PLUS NP1 | 144,861.086 | 9.53 | 1,380,526 |
| ING MAP PLUS NP8 | 31,840.306 | 9.41 | 299,617 |
| ING MAP PLUS NP9 | 22,784.705 | 9.39 | 213,948 |
| ING MAP PLUS NP10 | 457.064 | 9.37 | 4,283 |
| ING MAP PLUS NP11 | 68,703.111 | 9.36 | 643,061 |
| ING MAP PLUS NP12 | 23,685.191 | 9.34 | 221,220 |
| ING MAP PLUS NP14 | 6,779.059 | 9.31 | 63,113 |
| ING MAP PLUS NP15 | 30,306.351 | 9.29 | 281,546 |
| ING MAP PLUS NP16 | 2,501.175 | 9.27 | 23,186 |
| ING MAP PLUS NP17 | 85,127.716 | 9.25 | 787,431 |
| ING MAP PLUS NP18 | 6,497.741 | 9.24 | 60,039 |
| ING MAP PLUS NP19 | 39,035.759 | 9.22 | 359,910 |
| ING MAP PLUS NP23 | 26,469.154 | 9.15 | 242,193 |
| ING MAP PLUS NP24 | 4,494.633 | 9.14 | 41,081 |
| ING MAP PLUS NP25 | 10,244.913 | 9.12 | 93,434 |
| ING MAP PLUS NP26 | 10,807.595 | 9.10 | 98,349 |
| ING MAP PLUS NP28 | 892.406 | 9.07 | 8,094 |
| ING MAP PLUS NP29 | 281.219 | 9.05 | 2,545 |
| ING MAP PLUS NP30 | 1,771.194 | 9.04 | 16,012 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio -** | | | |
| **Service Class (continued)** | | | |
| Qualified V | 3,475.689 | $ 9.08 | $ 31,559 |
| Qualified VI | 5,143,535.168 | 9.14 | 47,011,911 |
| Qualified VIII | 2,594.048 | 9.13 | 23,684 |
| Qualified XII (0.00) | 6,953.342 | 9.57 | 66,543 |
| Qualified XII (0.10) | 83.255 | 9.53 | 793 |
| Qualified XII (0.25) | 8,134.905 | 9.48 | 77,119 |
| Qualified XII (0.30) | 167,504.903 | 9.46 | 1,584,596 |
| Qualified XII (0.35) | 4,535.396 | 9.44 | 42,814 |
| Qualified XII (0.40) | 80,884.594 | 9.43 | 762,742 |
| Qualified XII (0.50) | 3,156,635.678 | 9.39 | 29,640,809 |
| Qualified XII (0.55) | 246,391.090 | 9.37 | 2,308,685 |
| Qualified XII (0.60) | 106,898.641 | 9.36 | 1,000,571 |
| Qualified XII (0.65) | 43,203.974 | 9.34 | 403,525 |
| Qualified XII (0.70) | 79,770.611 | 9.32 | 743,462 |
| Qualified XII (0.75) | 1,635,361.508 | 9.30 | 15,208,862 |
| Qualified XII (0.80) | 314,347.672 | 9.29 | 2,920,290 |
| Qualified XII (0.85) | 600,670.529 | 9.27 | 5,568,216 |
| Qualified XII (0.90) | 101,481.025 | 9.25 | 938,699 |
| Qualified XII (0.95) | 478,584.496 | 9.24 | 4,422,121 |
| Qualified XII (1.00) | 3,247,291.553 | 9.22 | 29,940,028 |
| Qualified XII (1.05) | 93,763.857 | 9.20 | 862,627 |
| Qualified XII (1.10) | 68,191.630 | 9.19 | 626,681 |
| Qualified XII (1.15) | 117,936.866 | 9.17 | 1,081,481 |
| Qualified XII (1.20) | 15,303.859 | 9.15 | 140,030 |
| Qualified XII (1.25) | 373,017.071 | 9.14 | 3,409,376 |
| Qualified XII (1.30) | 2,670.122 | 9.12 | 24,352 |
| Qualified XII (1.35) | 334.943 | 9.10 | 3,048 |
| Qualified XII (1.40) | 10,794.609 | 9.08 | 98,015 |
| Qualified XII (1.45) | 5,791.026 | 9.07 | 52,525 |
| Qualified XII (1.50) | 994.978 | 9.05 | 9,005 |
| Qualified XIII | 455.186 | 9.24 | 4,206 |
| Qualified XV | 10,316.399 | 9.24 | 95,324 |
| Qualified XVI | 91,305.453 | 9.05 | 826,314 |
| Qualified XVII | 13,658.867 | 9.14 | 124,842 |
| Qualified XXI | 32,285.087 | 9.29 | 299,928 |
| Qualified XXV | 95,900.694 | 9.30 | 891,876 |
| Qualified XXVI | 2,000.650 | 9.25 | 18,506 |
| Qualified XXXVIII | 17,769.021 | 7.14 | 126,871 |
| Qualified XLIII | 444.152 | 7.12 | 3,162 |
| Qualified LIII | 20,132.261 | 9.46 | 190,451 |
| Qualified LIV | 158,863.595 | 9.40 | 1,493,318 |
| Qualified LVI | 29,031.664 | 9.50 | 275,801 |
| | 17,180,574.313 | | $ 158,868,284 |
| **ING T. Rowe Price Equity Income Portfolio - Adviser** | | | |
| **Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 116,220.582 | $ 7.90 | $ 918,143 |

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,171.879 | $ 8.95 | $ 37,338 |
| ING MAP PLUS NP1 | 4,383.850 | 9.21 | 40,375 |
| ING MAP PLUS NP6 | 26,818.552 | 9.10 | 244,049 |
| ING MAP PLUS NP9 | 24,262.850 | 9.03 | 219,094 |
| ING MAP PLUS NP10 | 4,201.339 | 9.01 | 37,854 |
| ING MAP PLUS NP11 | 10,674.819 | 8.99 | 95,967 |
| ING MAP PLUS NP12 | 3,491.565 | 8.96 | 31,284 |
| ING MAP PLUS NP13 | 7,149.199 | 8.94 | 63,914 |
| ING MAP PLUS NP14 | 10,528.925 | 8.92 | 93,918 |
| ING MAP PLUS NP15 | 8,586.864 | 8.90 | 76,423 |
| ING MAP PLUS NP16 | 62.293 | 8.88 | 553 |
| ING MAP PLUS NP17 | 3,699.965 | 8.86 | 32,782 |
| ING MAP PLUS NP18 | 437.690 | 8.83 | 3,865 |
| ING MAP PLUS NP19 | 558.742 | 8.81 | 4,923 |
| ING MAP PLUS NP21 | 17,182.657 | 8.77 | 150,692 |
| ING MAP PLUS NP22 | 1,001.134 | 8.75 | 8,760 |
| ING MAP PLUS NP23 | 1,425.192 | 8.73 | 12,442 |
| ING MAP PLUS NP24 | 1,173.745 | 8.70 | 10,212 |
| ING MAP PLUS NP25 | 107.744 | 8.68 | 935 |
| ING MAP PLUS NP26 | 1,499.547 | 8.66 | 12,986 |
| ING MAP PLUS NP28 | 7,768.553 | 8.62 | 66,965 |
| ING MAP PLUS NP30 | 1,142.530 | 8.58 | 9,803 |
| ING MAP PLUS NP32 | 89.018 | 8.54 | 760 |
| Qualified VI | 861,176.476 | 11.46 | 9,869,082 |
| Qualified X (1.15) | 15,632.770 | 8.88 | 138,819 |
| Qualified X (1.25) | 61,258.840 | 8.85 | 542,141 |
| Qualified XII (0.00) | 7,322.649 | 12.30 | 90,069 |
| Qualified XII (0.05) | 149,177.484 | 12.22 | 1,822,949 |
| Qualified XII (0.25) | 1.437 | 12.13 | 17 |
| Qualified XII (0.30) | 25,956.178 | 12.10 | 314,070 |
| Qualified XII (0.40) | 20,902.656 | 12.03 | 251,459 |
| Qualified XII (0.50) | 211,117.941 | 11.95 | 2,522,859 |
| Qualified XII (0.55) | 13,397.987 | 11.93 | 159,838 |
| Qualified XII (0.60) | 13,977.887 | 11.90 | 166,337 |
| Qualified XII (0.65) | 11,778.703 | 11.87 | 139,813 |
| Qualified XII (0.70) | 29,593.728 | 11.83 | 350,094 |
| Qualified XII (0.75) | 39,616.392 | 11.80 | 467,473 |
| Qualified XII (0.80) | 57,425.220 | 11.75 | 674,746 |
| Qualified XII (0.85) | 59,740.176 | 11.70 | 698,960 |
| Qualified XII (0.90) | 17,037.040 | 11.68 | 198,993 |
| Qualified XII (0.95) | 4,028,893.450 | 11.64 | 46,896,320 |
| Qualified XII (1.00) | 311,881.357 | 11.60 | 3,617,824 |
| Qualified XII (1.05) | 11,747.157 | 11.57 | 135,915 |
| Qualified XII (1.10) | 44,337.564 | 11.54 | 511,655 |
| Qualified XII (1.15) | 35,273.841 | 11.51 | 406,002 |
| Qualified XII (1.20) | 12,810.812 | 11.48 | 147,068 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.25) | 59,042.932 | $ 11.45 | $ 676,042 |
| Qualified XII (1.30) | 41.006 | 11.42 | 468 |
| Qualified XII (1.35) | 425.496 | 11.38 | 4,842 |
| Qualified XII (1.40) | 4,909.680 | 11.35 | 55,725 |
| Qualified XII (1.45) | 88.901 | 11.32 | 1,006 |
| Qualified XII (1.50) | 516.854 | 11.29 | 5,835 |
| Qualified XIII | 953.957 | 10.96 | 10,455 |
| Qualified XV | 4,538.082 | 10.96 | 49,737 |
| Qualified XVI | 17,137.675 | 11.30 | 193,656 |
| Qualified XVII | 1,071.903 | 10.78 | 11,555 |
| Qualified XVIII | 3,052.673 | 8.94 | 27,291 |
| Qualified XXI | 158,900.498 | 11.06 | 1,757,440 |
| Qualified XXV | 1,345.789 | 11.09 | 14,925 |
| Qualified XXVI | 1,400.383 | 10.99 | 15,390 |
| Qualified XXXVIII | 16,188.733 | 6.25 | 101,180 |
| Qualified XLIII | 3,806.438 | 6.23 | 23,714 |
| Qualified LIII | 5,487.783 | 8.36 | 45,878 |
| Qualified LIV | 11,926.548 | 8.31 | 99,110 |
| Qualified LVI | 4,007.665 | 8.40 | 33,664 |
| Qualified LIX | 146.679 | 11.35 | 1,665 |
| | 6,475,466.072 | | $ 74,507,975 |
| **ING Templeton Global Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 1,866.659 | $ 10.17 | $ 18,984 |
| ING MAP PLUS NP11 | 2,324.408 | 10.14 | 23,570 |
| ING MAP PLUS NP14 | 1,748.247 | 10.10 | 17,657 |
| ING MAP PLUS NP16 | 22,721.749 | 10.08 | 229,035 |
| ING MAP PLUS NP17 | 3,110.129 | 10.06 | 31,288 |
| ING MAP PLUS NP18 | 24.012 | 10.05 | 241 |
| ING MAP PLUS NP19 | 1,186.819 | 10.04 | 11,916 |
| ING MAP PLUS NP20 | 27,025.058 | 10.02 | 270,791 |
| ING MAP PLUS NP21 | 2,830.713 | 10.01 | 28,335 |
| ING MAP PLUS NP23 | 6,783.906 | 9.98 | 67,703 |
| ING MAP PLUS NP25 | 1,722.616 | 9.96 | 17,157 |
| ING MAP PLUS NP26 | 4,045.957 | 9.94 | 40,217 |
| ING MAP PLUS NP28 | 30.878 | 9.92 | 306 |
| ING MAP PLUS NP32 | 7.357 | 9.86 | 73 |
| Qualified XII (1.00) | 1,685.930 | 10.04 | 16,927 |
| | 77,114.438 | | $ 774,200 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP21 | 36.118 | $    6.71 | $    242 |
| ING MAP PLUS NP26 | 8.949 | 6.66 | 60 |
| ING MAP PLUS NP29 | 193.541 | 6.64 | 1,285 |
| Qualified VI | 136,159.908 | 6.66 | 906,825 |
| Qualified VIII | 1,072.336 | 6.66 | 7,142 |
| Qualified XII (0.00) | 85.025 | 6.89 | 586 |
| Qualified XII (0.30) | 398.214 | 6.83 | 2,720 |
| Qualified XII (0.40) | 1,757.956 | 6.82 | 11,989 |
| Qualified XII (0.50) | 2,819.497 | 6.80 | 19,173 |
| Qualified XII (0.55) | 368.826 | 6.79 | 2,504 |
| Qualified XII (0.60) | 400.774 | 6.78 | 2,717 |
| Qualified XII (0.65) | 2,178.470 | 6.77 | 14,748 |
| Qualified XII (0.70) | 1,998.049 | 6.76 | 13,507 |
| Qualified XII (0.75) | 23,634.434 | 6.75 | 159,532 |
| Qualified XII (0.80) | 3,568.374 | 6.74 | 24,051 |
| Qualified XII (0.85) | 36,304.942 | 6.73 | 244,332 |
| Qualified XII (0.90) | 1,984.079 | 6.72 | 13,333 |
| Qualified XII (0.95) | 35,988.042 | 6.72 | 241,840 |
| Qualified XII (1.00) | 38,955.110 | 6.71 | 261,389 |
| Qualified XII (1.05) | 3,165.199 | 6.70 | 21,207 |
| Qualified XII (1.10) | 1,855.462 | 6.69 | 12,413 |
| Qualified XII (1.15) | 635.654 | 6.68 | 4,246 |
| Qualified XII (1.20) | 2,012.294 | 6.67 | 13,422 |
| Qualified XII (1.25) | 7,233.239 | 6.66 | 48,173 |
| Qualified XII (1.35) | 30.137 | 6.64 | 200 |
| Qualified XII (1.40) | 1,889.685 | 6.64 | 12,548 |
| Qualified XV | 13.415 | 6.72 | 90 |
| Qualified XVI | 1,767.773 | 6.62 | 11,703 |
| Qualified XXI | 3,375.441 | 6.74 | 22,750 |
| Qualified XXV | 2,135.870 | 6.75 | 14,417 |
| Qualified XXVI | 15.756 | 6.72 | 106 |
| Qualified XXXVIII | 828.140 | 5.92 | 4,903 |
| Qualified XLIII | 47.541 | 5.90 | 280 |
| Qualified LIII | 256.452 | 6.82 | 1,749 |
| Qualified LIV | 1,760.482 | 6.78 | 11,936 |
| Qualified LVI | 284.130 | 6.85 | 1,946 |
| | 315,219.314 | | $    2,110,064 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Van Kampen Capital Growth Portfolio - Institutional Class** | | | | | |
| Currently payable annuity contracts: | 497.000 | $ | 5.37 | $ | 2,669 |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 18,975.492 | | 5.51 | | 104,555 |
| Qualified X (1.15) | 3,881.759 | | 5.51 | | 21,388 |
| Qualified X (1.25) | 5,388.541 | | 5.51 | | 29,691 |
| Qualified XII (0.00) | 33.802 | | 5.56 | | 188 |
| Qualified XII (0.40) | 159.795 | | 5.55 | | 887 |
| Qualified XII (0.50) | 986.834 | | 5.54 | | 5,467 |
| Qualified XII (0.55) | 15.895 | | 5.54 | | 88 |
| Qualified XII (0.60) | 127.780 | | 5.54 | | 708 |
| Qualified XII (0.65) | 16.222 | | 5.54 | | 90 |
| Qualified XII (0.70) | 698.072 | | 5.53 | | 3,860 |
| Qualified XII (0.75) | 11.108 | | 5.53 | | 61 |
| Qualified XII (0.80) | 578.347 | | 5.53 | | 3,198 |
| Qualified XII (0.85) | 2,435.071 | | 5.53 | | 13,466 |
| Qualified XII (0.90) | 37.830 | | 5.53 | | 209 |
| Qualified XII (0.95) | 1,315.489 | | 5.52 | | 7,262 |
| Qualified XII (1.00) | 3,657.759 | | 5.52 | | 20,191 |
| Qualified XII (1.05) | 449.728 | | 5.52 | | 2,483 |
| Qualified XII (1.10) | 90.344 | | 5.52 | | 499 |
| Qualified XII (1.15) | 22.085 | | 5.51 | | 122 |
| Qualified XII (1.20) | 865.956 | | 5.51 | | 4,771 |
| Qualified XII (1.25) | 231.902 | | 5.51 | | 1,278 |
| Qualified XII (1.30) | 0.726 | | 5.51 | | 4 |
| Qualified XII (1.35) | 16.800 | | 5.51 | | 93 |
| Qualified XII (1.45) | 44.238 | | 5.50 | | 243 |
| Qualified XVI | 556.229 | | 5.50 | | 3,059 |
| Qualified XXI | 3.611 | | 5.53 | | 20 |
| Qualified XXV | 89.720 | | 5.53 | | 496 |
| Qualified XXVII | 14,707.752 | | 5.36 | | 78,834 |
| Qualified XXXII | 835.198 | | 5.51 | | 4,602 |
| Qualified XXXVIII | 2,337.482 | | 5.56 | | 12,996 |
| Qualified LIV | 7,013.083 | | 5.53 | | 38,782 |
| | 66,081.650 | | | $ | 362,260 |
| **ING Van Kampen Capital Growth Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP28 | 30.115 | $ | 5.49 | $ | 165 |
| Qualified XII (0.00) | 121.284 | | 6.98 | | 847 |
| Qualified XII (0.50) | 20,846.454 | | 6.89 | | 143,632 |
| | 20,997.853 | | | $ | 144,644 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,979.117 | $ 8.58 | $ 25,561 |
| Qualified VI | 465,666.470 | 8.58 | 3,995,418 |
| Qualified XII (0.00) | 3,215.873 | 8.98 | 28,879 |
| Qualified XII (0.25) | 320.517 | 8.90 | 2,853 |
| Qualified XII (0.30) | 8,131.377 | 8.88 | 72,207 |
| Qualified XII (0.40) | 5,168.773 | 8.85 | 45,744 |
| Qualified XII (0.50) | 327,917.034 | 8.82 | 2,892,228 |
| Qualified XII (0.55) | 6,060.455 | 8.80 | 53,332 |
| Qualified XII (0.60) | 10,437.960 | 8.79 | 91,750 |
| Qualified XII (0.65) | 26,601.852 | 8.77 | 233,298 |
| Qualified XII (0.70) | 18,098.821 | 8.75 | 158,365 |
| Qualified XII (0.75) | 69,650.791 | 8.74 | 608,748 |
| Qualified XII (0.80) | 16,493.180 | 8.72 | 143,821 |
| Qualified XII (0.85) | 41,381.788 | 8.71 | 360,435 |
| Qualified XII (0.90) | 8,324.075 | 8.69 | 72,336 |
| Qualified XII (0.95) | 60,708.858 | 8.67 | 526,346 |
| Qualified XII (1.00) | 314,224.665 | 8.66 | 2,721,186 |
| Qualified XII (1.05) | 8,015.433 | 8.64 | 69,253 |
| Qualified XII (1.10) | 4,788.078 | 8.63 | 41,321 |
| Qualified XII (1.15) | 20,660.672 | 8.61 | 177,888 |
| Qualified XII (1.20) | 2,463.392 | 8.59 | 21,161 |
| Qualified XII (1.25) | 22,145.367 | 8.58 | 190,007 |
| Qualified XII (1.30) | 155.801 | 8.56 | 1,334 |
| Qualified XII (1.35) | 218.600 | 8.55 | 1,869 |
| Qualified XII (1.40) | 2,258.667 | 8.53 | 19,266 |
| Qualified XII (1.50) | 4.029 | 8.50 | 34 |
| Qualified XIII | 105.525 | 8.67 | 915 |
| Qualified XV | 578.954 | 8.67 | 5,020 |
| Qualified XVI | 13,808.711 | 8.50 | 117,374 |
| Qualified XXI | 6,334.671 | 8.72 | 55,238 |
| Qualified XXV | 8,527.569 | 8.74 | 74,531 |
| Qualified XXVI | 759.649 | 8.69 | 6,601 |
| Qualified XXXVIII | 6,919.097 | 6.59 | 45,597 |
| Qualified XLIII | 3,800.052 | 6.57 | 24,966 |
| Qualified LIII | 2,064.404 | 8.88 | 18,332 |
| Qualified LIV | 20,662.851 | 8.82 | 182,246 |
| Qualified LVI | 2,678.139 | 8.92 | 23,889 |
| Qualified LIX | 221.968 | 8.84 | 1,962 |
| | 1,512,553.235 | | $ 13,111,311 |
| **ING Van Kampen Real Estate Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 117,467.157 | $ 6.16 | $ 723,598 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,273.166 | $ 6.07 | $ 32,008 |
| ING MAP PLUS NP1 | 81,725.679 | 6.27 | 512,420 |
| ING MAP PLUS NP4 | 1,278.285 | 6.24 | 7,977 |
| ING MAP PLUS NP8 | 13,197.179 | 6.21 | 81,954 |
| ING MAP PLUS NP9 | 5,668.711 | 6.20 | 35,146 |
| ING MAP PLUS NP11 | 6,277.675 | 6.18 | 38,796 |
| ING MAP PLUS NP12 | 2,132.003 | 6.17 | 13,154 |
| ING MAP PLUS NP13 | 6,756.010 | 6.17 | 41,685 |
| ING MAP PLUS NP14 | 20,825.614 | 6.16 | 128,286 |
| ING MAP PLUS NP15 | 6,695.834 | 6.15 | 41,179 |
| ING MAP PLUS NP16 | 21.244 | 6.14 | 130 |
| ING MAP PLUS NP17 | 81.639 | 6.13 | 500 |
| ING MAP PLUS NP18 | 1,624.240 | 6.12 | 9,940 |
| ING MAP PLUS NP19 | 1,174.874 | 6.12 | 7,190 |
| ING MAP PLUS NP20 | 2,177.245 | 6.11 | 13,303 |
| ING MAP PLUS NP23 | 2,207.285 | 6.08 | 13,420 |
| ING MAP PLUS NP24 | 713.168 | 6.08 | 4,336 |
| ING MAP PLUS NP26 | 9,845.210 | 6.06 | 59,662 |
| ING MAP PLUS NP28 | 70.134 | 6.04 | 424 |
| Qualified V | 730.341 | 6.04 | 4,411 |
| Qualified VI | 607,737.142 | 6.07 | 3,688,964 |
| Qualified XII (0.00) | 3,411.356 | 6.27 | 21,389 |
| Qualified XII (0.25) | 309.045 | 6.23 | 1,925 |
| Qualified XII (0.30) | 8,763.748 | 6.22 | 54,511 |
| Qualified XII (0.40) | 32,634.464 | 6.21 | 202,660 |
| Qualified XII (0.50) | 808,288.370 | 6.19 | 5,003,305 |
| Qualified XII (0.55) | 15,437.176 | 6.18 | 95,402 |
| Qualified XII (0.60) | 5,647.507 | 6.17 | 34,845 |
| Qualified XII (0.65) | 17,157.698 | 6.16 | 105,691 |
| Qualified XII (0.70) | 16,289.630 | 6.16 | 100,344 |
| Qualified XII (0.75) | 94,090.120 | 6.15 | 578,654 |
| Qualified XII (0.80) | 79,392.117 | 6.14 | 487,468 |
| Qualified XII (0.85) | 131,923.458 | 6.13 | 808,691 |
| Qualified XII (0.90) | 9,895.632 | 6.12 | 60,561 |
| Qualified XII (0.95) | 87,635.364 | 6.12 | 536,328 |
| Qualified XII (1.00) | 554,232.301 | 6.11 | 3,386,359 |
| Qualified XII (1.05) | 14,403.975 | 6.10 | 87,864 |
| Qualified XII (1.10) | 14,365.544 | 6.09 | 87,486 |
| Qualified XII (1.15) | 23,845.334 | 6.08 | 144,980 |
| Qualified XII (1.20) | 1,940.629 | 6.07 | 11,780 |
| Qualified XII (1.25) | 36,902.278 | 6.07 | 223,997 |
| Qualified XII (1.30) | 3,120.515 | 6.06 | 18,910 |
| Qualified XII (1.40) | 1,382.316 | 6.04 | 8,349 |
| Qualified XII (1.45) | 18.312 | 6.03 | 110 |
| Qualified XII (1.50) | 67.572 | 6.03 | 407 |
| Qualified XV | 3,810.954 | 6.12 | 23,323 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Real Estate Portfolio - Service Class (continued)** | | | |
| Qualified XVI | 13,168.308 | $ 6.03 | $ 79,405 |
| Qualified XVII | 13.901 | 6.07 | 84 |
| Qualified XXI | 8,929.428 | 6.14 | 54,827 |
| Qualified XXV | 13,969.010 | 6.15 | 85,909 |
| Qualified XXVI | 2,360.154 | 6.12 | 14,444 |
| Qualified XXXVIII | 12,491.697 | 5.35 | 66,831 |
| Qualified XLIII | 452.298 | 5.33 | 2,411 |
| Qualified LIII | 13,969.573 | 6.21 | 86,751 |
| Qualified LIV | 6,625.216 | 6.17 | 40,878 |
| Qualified LVI | 5,650.189 | 6.24 | 35,257 |
| Qualified LIX | 295.701 | 6.19 | 1,830 |
| | 2,819,103.568 | | $ 17,288,851 |
| **ING VP Index Plus International Equity Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 104,337.094 | $5.22 to $5.25 | $ 547,557 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 309.619 | 6.01 | 1,861 |
| Qualified VI | 516,586.394 | 6.01 | 3,104,684 |
| Qualified VIII | 16.547 | 6.00 | 99 |
| Qualified X (1.15) | 21,210.324 | 5.31 | 112,627 |
| Qualified X (1.25) | 104,328.544 | 5.31 | 553,985 |
| Qualified XII (0.00) | 176.250 | 6.11 | 1,077 |
| Qualified XII (0.05) | 16,567.809 | 6.11 | 101,229 |
| Qualified XII (0.20) | 894.450 | 6.09 | 5,447 |
| Qualified XII (0.25) | 546.289 | 6.09 | 3,327 |
| Qualified XII (0.30) | 35,921.247 | 6.08 | 218,401 |
| Qualified XII (0.35) | 264.433 | 6.08 | 1,608 |
| Qualified XII (0.40) | 8,248.516 | 6.08 | 50,151 |
| Qualified XII (0.50) | 66,049.427 | 6.07 | 400,920 |
| Qualified XII (0.55) | 5,621.863 | 6.06 | 34,068 |
| Qualified XII (0.60) | 10,347.315 | 6.06 | 62,705 |
| Qualified XII (0.65) | 16,958.112 | 6.06 | 102,766 |
| Qualified XII (0.70) | 14,813.476 | 6.05 | 89,622 |
| Qualified XII (0.75) | 99,286.689 | 6.05 | 600,684 |
| Qualified XII (0.80) | 79,193.826 | 6.04 | 478,331 |
| Qualified XII (0.85) | 85,620.283 | 6.04 | 517,147 |
| Qualified XII (0.90) | 9,823.595 | 6.03 | 59,236 |
| Qualified XII (0.95) | 109,318.488 | 6.03 | 659,190 |
| Qualified XII (1.00) | 196,247.788 | 6.03 | 1,183,374 |
| Qualified XII (1.05) | 7,960.505 | 6.02 | 47,922 |
| Qualified XII (1.10) | 18,605.309 | 6.02 | 112,004 |
| Qualified XII (1.15) | 29,755.903 | 6.01 | 178,833 |
| Qualified XII (1.20) | 1,429.637 | 6.01 | 8,592 |
| Qualified XII (1.25) | 21,973.521 | 6.01 | 132,061 |
| Qualified XII (1.35) | 47.480 | 6.00 | 285 |
| Qualified XII (1.40) | 5,840.237 | 5.99 | 34,983 |
| Qualified XII (1.45) | 446.943 | 5.99 | 2,677 |
| Qualified XII (1.50) | 37.977 | 5.98 | 227 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus International Equity Portfolio -** | | | |
| **Institutional Class (continued)** | | | |
| Qualified XV | 5,780.993 | $ 6.03 | $ 34,859 |
| Qualified XVI | 12,165.724 | 5.98 | 72,751 |
| Qualified XVIII | 7,384.774 | 5.31 | 39,213 |
| Qualified XXI | 10,240.157 | 6.04 | 61,851 |
| Qualified XXV | 483.959 | 6.06 | 2,933 |
| Qualified XXVI | 74.720 | 6.04 | 451 |
| Qualified XXVII | 296,630.184 | 5.28 | 1,566,207 |
| Qualified XXXII | 864.987 | 5.31 | 4,593 |
| Qualified XXXVI | 3,334.234 | 6.06 | 20,205 |
| Qualified XXXVIII | 2,225.763 | 5.40 | 12,019 |
| Qualified LIII | 12,882.229 | 6.07 | 78,195 |
| Qualified LIV | 5,893.137 | 6.04 | 35,595 |
| Qualified LVI | 5,024.094 | 6.09 | 30,597 |
| Qualified LIX | 670.639 | 5.96 | 3,997 |
| | 1,952,441.484 | | $ 11,371,146 |
| **ING VP Index Plus International Equity Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP28 | 168.389 | $ 6.42 | $ 1,081 |
| Qualified VI | 188,659.672 | 6.44 | 1,214,968 |
| Qualified X (1.15) | 9,429.492 | 6.46 | 60,915 |
| Qualified X (1.25) | 22,105.492 | 6.44 | 142,359 |
| Qualified XII (0.00) | 4,214.083 | 6.66 | 28,066 |
| Qualified XII (0.10) | 8.255 | 6.64 | 55 |
| Qualified XII (0.25) | 791.542 | 6.61 | 5,232 |
| Qualified XII (0.30) | 108.036 | 6.61 | 714 |
| Qualified XII (0.40) | 4,424.927 | 6.59 | 29,160 |
| Qualified XII (0.50) | 3,160.056 | 6.57 | 20,762 |
| Qualified XII (0.55) | 340.273 | 6.56 | 2,232 |
| Qualified XII (0.65) | 13,716.856 | 6.54 | 89,708 |
| Qualified XII (0.70) | 377.720 | 6.54 | 2,470 |
| Qualified XII (0.75) | 12,017.905 | 6.53 | 78,477 |
| Qualified XII (0.80) | 9,132.801 | 6.52 | 59,546 |
| Qualified XII (0.85) | 16,087.762 | 6.51 | 104,731 |
| Qualified XII (0.90) | 2,050.731 | 6.50 | 13,330 |
| Qualified XII (0.95) | 31,590.880 | 6.49 | 205,025 |
| Qualified XII (1.00) | 75,211.042 | 6.48 | 487,368 |
| Qualified XII (1.05) | 1,925.623 | 6.47 | 12,459 |
| Qualified XII (1.10) | 5,372.110 | 6.47 | 34,758 |
| Qualified XII (1.15) | 8,522.474 | 6.46 | 55,055 |
| Qualified XII (1.20) | 1,350.231 | 6.45 | 8,709 |
| Qualified XII (1.25) | 3,306.189 | 6.44 | 21,292 |
| Qualified XII (1.35) | 111.755 | 6.42 | 717 |
| Qualified XII (1.40) | 1,678.895 | 6.41 | 10,762 |
| Qualified XVI | 7,579.902 | 6.40 | 48,511 |
| Qualified XVIII | 10,570.117 | 6.48 | 68,494 |
| Qualified XXI | 3,633.810 | 6.52 | 23,692 |
| Qualified XXV | 2,859.870 | 6.53 | 18,675 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING VP Index Plus International Equity Portfolio -** | | | | | |
| **Service Class (continued)** | | | | | |
| Qualified XXVII | 15.812 | $ | 6.61 | $ | 105 |
| Qualified XXXII | 527.978 | | 6.44 | | 3,400 |
| Qualified XXXV | 1,905.231 | | 6.07 | | 11,565 |
| Qualified XLIII | 446.222 | | 5.37 | | 2,396 |
| Qualified LIII | 4,868.903 | | 6.60 | | 32,135 |
| Qualified LIV | 1,464.408 | | 6.55 | | 9,592 |
| Qualified LVI | 3,260.583 | | 6.62 | | 21,585 |
| Qualified LIX | 509.341 | | 6.57 | | 3,346 |
| | 453,505.368 | | | $ | 2,933,447 |
| | | | | | |
| **ING Wells Fargo Small Cap Disciplined Portfolio -** | | | | | |
| **Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP26 | 940.730 | $ | 6.63 | $ | 6,237 |
| Qualified VI | 26,420.399 | | 6.64 | | 175,431 |
| Qualified XII (0.00) | 6,810.073 | | 6.86 | | 46,717 |
| Qualified XII (0.30) | 27.070 | | 6.81 | | 184 |
| Qualified XII (0.40) | 504.882 | | 6.79 | | 3,428 |
| Qualified XII (0.50) | 16,805.174 | | 6.77 | | 113,771 |
| Qualified XII (0.55) | 4,152.706 | | 6.76 | | 28,072 |
| Qualified XII (0.65) | 10,605.536 | | 6.75 | | 71,587 |
| Qualified XII (0.75) | 2,048.838 | | 6.73 | | 13,789 |
| Qualified XII (0.80) | 2,145.801 | | 6.72 | | 14,420 |
| Qualified XII (0.85) | 1,067.086 | | 6.71 | | 7,160 |
| Qualified XII (0.90) | 1,947.664 | | 6.70 | | 13,049 |
| Qualified XII (0.95) | 3,548.549 | | 6.69 | | 23,740 |
| Qualified XII (1.00) | 8,812.022 | | 6.68 | | 58,864 |
| Qualified XII (1.05) | 46.135 | | 6.67 | | 308 |
| Qualified XII (1.10) | 45.942 | | 6.67 | | 306 |
| Qualified XII (1.15) | 1,989.221 | | 6.66 | | 13,248 |
| Qualified XII (1.20) | 105.053 | | 6.65 | | 699 |
| Qualified XII (1.25) | 1,842.818 | | 6.64 | | 12,236 |
| Qualified XII (1.40) | 633.175 | | 6.61 | | 4,185 |
| Qualified XII (1.45) | 10.664 | | 6.60 | | 70 |
| Qualified XVI | 218.668 | | 6.59 | | 1,441 |
| Qualified XXV | 210.070 | | 6.73 | | 1,414 |
| Qualified XXVII | 49,157.511 | | 6.62 | | 325,423 |
| Qualified XLIII | 21.051 | | 6.44 | | 136 |
| Qualified LIII | 1,669.446 | | 6.80 | | 11,352 |
| | 141,786.284 | | | $ | 947,267 |
| | | | | | |
| **ING International Growth Opportunities Fund -** | | | | | |
| **Class Q** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP22 | 879.735 | $ | 7.92 | $ | 6,968 |
| ING MAP PLUS NP29 | 14.906 | | 7.78 | | 116 |
| | 894.641 | | | $ | 7,084 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International SmallCap Multi-Manager Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 53,892.871 | $ 9.84 | $ 530,306 |
| ING MAP PLUS NP8 | 13,875.613 | 9.67 | 134,177 |
| ING MAP PLUS NP9 | 3,510.049 | 9.65 | 33,872 |
| ING MAP PLUS NP11 | 7,239.049 | 9.60 | 69,495 |
| ING MAP PLUS NP13 | 4.903 | 9.55 | 47 |
| ING MAP PLUS NP14 | 1,981.060 | 9.53 | 18,880 |
| ING MAP PLUS NP15 | 4,520.709 | 9.51 | 42,992 |
| ING MAP PLUS NP16 | 8,317.623 | 9.48 | 78,851 |
| ING MAP PLUS NP17 | 29.746 | 9.46 | 281 |
| ING MAP PLUS NP18 | 1,425.197 | 9.44 | 13,454 |
| ING MAP PLUS NP19 | 3,472.302 | 9.41 | 32,674 |
| ING MAP PLUS NP20 | 28,634.887 | 9.39 | 268,882 |
| ING MAP PLUS NP23 | 1,055.997 | 9.32 | 9,842 |
| ING MAP PLUS NP24 | 672.668 | 9.30 | 6,256 |
| ING MAP PLUS NP26 | 658.741 | 9.25 | 6,093 |
| ING MAP PLUS NP29 | 650.532 | 9.19 | 5,978 |
| ING MAP PLUS NP30 | 27.902 | 9.16 | 256 |
| ING MAP PLUS NP35 | 970.535 | 9.05 | 8,783 |
| | 130,940.384 | | $ 1,261,119 |
| **ING American Century Large Company Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 10,645.977 | $ 7.36 | $ 78,354 |
| **ING American Century Large Company Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 6,707.613 | $ 8.21 | $ 55,070 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 929.494 | 7.93 | 7,371 |
| Qualified VI | 96,719.332 | 9.81 | 948,817 |
| Qualified X (1.15) | 18,398.562 | 7.87 | 144,797 |
| Qualified X (1.25) | 31,865.975 | 7.62 | 242,819 |
| Qualified XII (0.25) | 30.838 | 10.54 | 325 |
| Qualified XII (0.30) | 527.048 | 10.50 | 5,534 |
| Qualified XII (0.40) | 9,406.735 | 10.43 | 98,112 |
| Qualified XII (0.50) | 3,000.018 | 10.35 | 31,050 |
| Qualified XII (0.55) | 654.813 | 10.32 | 6,758 |
| Qualified XII (0.60) | 103.192 | 10.28 | 1,061 |
| Qualified XII (0.65) | 6,885.127 | 10.24 | 70,504 |
| Qualified XII (0.70) | 1,987.577 | 10.21 | 20,293 |
| Qualified XII (0.75) | 3,897.094 | 10.17 | 39,633 |
| Qualified XII (0.80) | 5,107.702 | 10.14 | 51,792 |
| Qualified XII (0.85) | 14,394.428 | 10.10 | 145,384 |
| Qualified XII (0.90) | 913.538 | 10.06 | 9,190 |
| Qualified XII (0.95) | 15,043.328 | 10.03 | 150,885 |
| Qualified XII (1.00) | 50,569.262 | 9.99 | 505,187 |
| Qualified XII (1.05) | 904.550 | 9.96 | 9,009 |
| Qualified XII (1.10) | 3,800.294 | 9.92 | 37,699 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Large Company Value** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.15) | 619.080 | $ 9.88 | $ 6,117 |
| Qualified XII (1.20) | 387.902 | 9.85 | 3,821 |
| Qualified XII (1.25) | 8,922.370 | 9.81 | 87,528 |
| Qualified XII (1.30) | 367.718 | 9.78 | 3,596 |
| Qualified XII (1.35) | 422.612 | 9.74 | 4,116 |
| Qualified XII (1.40) | 1,026.846 | 9.71 | 9,971 |
| Qualified XIII | 36.326 | 10.03 | 364 |
| Qualified XV | 892.547 | 10.03 | 8,952 |
| Qualified XVI | 2,158.726 | 9.64 | 20,810 |
| Qualified XXV | 684.031 | 10.17 | 6,957 |
| Qualified XXVI | 1,370.194 | 10.06 | 13,784 |
| Qualified XXXVIII | 138.217 | 6.05 | 836 |
| Qualified XLIII | 299.788 | 6.03 | 1,808 |
| Qualified LIII | 4,690.845 | 7.75 | 36,354 |
| Qualified LIV | 2,128.508 | 7.70 | 16,390 |
| Qualified LVI | 1,893.670 | 7.79 | 14,752 |
| | 297,885.900 | | $ 2,817,446 |
| **ING American Century Small-Mid Cap Value** | | | |
| **Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 4,657.036 | $ 8.28 | $ 38,560 |
| **ING American Century Small-Mid Cap Value** | | | |
| **Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 20,897.102 | $ 10.64 | $ 222,345 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 570.841 | 9.95 | 5,680 |
| ING MAP PLUS NP10 | 4,515.965 | 10.23 | 46,198 |
| ING MAP PLUS NP11 | 4,146.402 | 10.21 | 42,335 |
| ING MAP PLUS NP15 | 7,526.132 | 10.11 | 76,089 |
| ING MAP PLUS NP16 | 31.472 | 10.08 | 317 |
| ING MAP PLUS NP19 | 671.100 | 10.01 | 6,718 |
| ING MAP PLUS NP21 | 7,244.716 | 9.96 | 72,157 |
| ING MAP PLUS NP22 | 364.576 | 9.94 | 3,624 |
| ING MAP PLUS NP26 | 530.482 | 9.84 | 5,220 |
| ING MAP PLUS NP28 | 267.559 | 9.79 | 2,619 |
| Qualified V | 107.753 | 10.83 | 1,167 |
| Qualified VI | 234,492.737 | 10.94 | 2,565,351 |
| Qualified X (1.15) | 18,367.288 | 11.02 | 202,408 |
| Qualified X (1.25) | 20,233.828 | 10.94 | 221,358 |
| Qualified XII (0.00) | 296.519 | 11.90 | 3,529 |
| Qualified XII (0.05) | 39,840.049 | 11.75 | 468,121 |
| Qualified XII (0.10) | 16.136 | 11.82 | 191 |
| Qualified XII (0.25) | 814.507 | 11.70 | 9,530 |
| Qualified XII (0.30) | 10,524.938 | 11.66 | 122,721 |
| Qualified XII (0.35) | 11.355 | 11.62 | 132 |
| Qualified XII (0.40) | 10,979.477 | 11.58 | 127,142 |
| Qualified XII (0.50) | 27,666.099 | 11.51 | 318,437 |
| Qualified XII (0.55) | 1,742.173 | 11.47 | 19,983 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.60) | 13,719.996 | $ 11.43 | $ 156,820 |
| Qualified XII (0.65) | 13,474.229 | 11.39 | 153,471 |
| Qualified XII (0.70) | 14,960.016 | 11.35 | 169,796 |
| Qualified XII (0.75) | 32,018.744 | 11.32 | 362,452 |
| Qualified XII (0.80) | 4,843.192 | 11.28 | 54,631 |
| Qualified XII (0.85) | 25,079.617 | 11.24 | 281,895 |
| Qualified XII (0.90) | 1,457.982 | 11.20 | 16,329 |
| Qualified XII (0.95) | 1,194,533.884 | 11.17 | 13,342,943 |
| Qualified XII (1.00) | 186,081.181 | 11.13 | 2,071,084 |
| Qualified XII (1.05) | 4,519.133 | 11.09 | 50,117 |
| Qualified XII (1.10) | 7,798.831 | 11.05 | 86,177 |
| Qualified XII (1.15) | 5,152.750 | 11.02 | 56,783 |
| Qualified XII (1.20) | 853.111 | 10.98 | 9,367 |
| Qualified XII (1.25) | 15,366.474 | 10.94 | 168,109 |
| Qualified XII (1.30) | 180.160 | 10.91 | 1,966 |
| Qualified XII (1.35) | 133.654 | 10.87 | 1,453 |
| Qualified XII (1.40) | 2,224.501 | 10.84 | 24,114 |
| Qualified XII (1.45) | 46.225 | 10.80 | 499 |
| Qualified XIII | 329.895 | 11.17 | 3,685 |
| Qualified XV | 913.672 | 11.17 | 10,206 |
| Qualified XVI | 11,663.003 | 10.76 | 125,494 |
| Qualified XVII | 3,613.704 | 10.94 | 39,534 |
| Qualified XVIII | 3,077.430 | 11.13 | 34,252 |
| Qualified XXI | 6,123.624 | 11.28 | 69,074 |
| Qualified XXV | 1,026.947 | 11.32 | 11,625 |
| Qualified XXVI | 142.953 | 11.20 | 1,601 |
| Qualified XXXII | 222.276 | 10.38 | 2,307 |
| Qualified XXXVIII | 11,028.332 | 7.02 | 77,419 |
| Qualified XLIII | 194.106 | 7.00 | 1,359 |
| Qualified LIII | 7,260.216 | 9.24 | 67,084 |
| Qualified LIV | 3,771.859 | 9.18 | 34,626 |
| Qualified LVI | 4,346.838 | 9.28 | 40,339 |
| Qualified LIX | 430.384 | 11.65 | 5,014 |
| | 1,988,448.125 | | $ 22,074,997 |
| **ING Baron Asset Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 4,944.370 | $ 6.49 | $ 32,089 |
| ING MAP PLUS NP8 | 32,074.442 | 6.47 | 207,522 |
| ING MAP PLUS NP9 | 16,026.088 | 6.46 | 103,529 |
| ING MAP PLUS NP10 | 3,354.729 | 6.45 | 21,638 |
| ING MAP PLUS NP11 | 13,943.623 | 6.44 | 89,797 |
| ING MAP PLUS NP13 | 2,816.485 | 6.43 | 18,110 |
| ING MAP PLUS NP14 | 19,271.539 | 6.42 | 123,723 |
| ING MAP PLUS NP15 | 1,975.011 | 6.41 | 12,660 |
| ING MAP PLUS NP17 | 25,334.266 | 6.39 | 161,886 |
| ING MAP PLUS NP18 | 3,546.947 | 6.38 | 22,630 |
| ING MAP PLUS NP19 | 18,289.897 | 6.38 | 116,690 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Asset Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP20 | 15,109.064 | $ 6.37 | $ 96,245 |
| ING MAP PLUS NP21 | 18,992.439 | 6.36 | 120,792 |
| ING MAP PLUS NP22 | 192.754 | 6.35 | 1,224 |
| ING MAP PLUS NP23 | 12,312.076 | 6.34 | 78,059 |
| ING MAP PLUS NP24 | 0.670 | 6.33 | 4 |
| ING MAP PLUS NP26 | 1,849.024 | 6.32 | 11,686 |
| ING MAP PLUS NP27 | 301.113 | 6.31 | 1,900 |
| ING MAP PLUS NP28 | 1,802.319 | 6.30 | 11,355 |
| ING MAP PLUS NP29 | 3,101.587 | 6.29 | 19,509 |
| ING MAP PLUS NP30 | 3.232 | 6.28 | 20 |
| ING MAP PLUS NP32 | 26.689 | 6.27 | 167 |
| Qualified VI | 47,182.877 | 6.32 | 298,196 |
| Qualified XII (0.00) | 1.458 | 6.53 | 10 |
| Qualified XII (0.30) | 741.613 | 6.48 | 4,806 |
| Qualified XII (0.40) | 1,863.333 | 6.46 | 12,037 |
| Qualified XII (0.50) | 37,554.739 | 6.44 | 241,853 |
| Qualified XII (0.55) | 954.898 | 6.44 | 6,150 |
| Qualified XII (0.60) | 2,087.373 | 6.43 | 13,422 |
| Qualified XII (0.65) | 1,079.072 | 6.42 | 6,928 |
| Qualified XII (0.70) | 564.931 | 6.41 | 3,621 |
| Qualified XII (0.75) | 3,523.673 | 6.40 | 22,552 |
| Qualified XII (0.80) | 2,611.102 | 6.39 | 16,685 |
| Qualified XII (0.85) | 9,103.353 | 6.38 | 58,079 |
| Qualified XII (0.90) | 339.204 | 6.38 | 2,164 |
| Qualified XII (0.95) | 4,104.793 | 6.37 | 26,148 |
| Qualified XII (1.00) | 12,398.742 | 6.36 | 78,856 |
| Qualified XII (1.05) | 882.231 | 6.35 | 5,602 |
| Qualified XII (1.10) | 1,431.429 | 6.34 | 9,075 |
| Qualified XII (1.15) | 1,249.483 | 6.33 | 7,909 |
| Qualified XII (1.20) | 1,162.013 | 6.32 | 7,344 |
| Qualified XII (1.25) | 2,699.959 | 6.32 | 17,064 |
| Qualified XII (1.40) | 208.429 | 6.29 | 1,311 |
| Qualified XII (1.45) | 5.685 | 6.28 | 36 |
| Qualified XV | 10.185 | 6.37 | 65 |
| Qualified XVI | 3,290.818 | 6.27 | 20,633 |
| Qualified XXVI | 175.307 | 6.38 | 1,118 |
| Qualified XXXVIII | 40.951 | 5.76 | 236 |
| Qualified XLIII | 328.202 | 5.75 | 1,887 |
| Qualified LIV | 1,034.222 | 6.43 | 6,650 |
| Qualified LVI | 667.992 | 6.50 | 4,342 |
| | 332,566.431 | | $ 2,126,014 |
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 29,810.779 | $ 7.25 | $ 216,128 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 53,062.269 | $ 9.49 | $ 503,561 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,128.980 | 8.91 | 10,059 |
| ING MAP PLUS NP1 | 8,253.538 | 9.46 | 78,078 |
| ING MAP PLUS NP4 | 9,999.393 | 9.39 | 93,894 |
| ING MAP PLUS NP6 | 3,440.740 | 9.34 | 32,137 |
| ING MAP PLUS NP8 | 24,877.661 | 9.30 | 231,362 |
| ING MAP PLUS NP9 | 23,204.115 | 9.27 | 215,102 |
| ING MAP PLUS NP10 | 662.717 | 9.25 | 6,130 |
| ING MAP PLUS NP11 | 30,352.052 | 9.23 | 280,149 |
| ING MAP PLUS NP12 | 7,903.891 | 9.21 | 72,795 |
| ING MAP PLUS NP13 | 2,376.939 | 9.18 | 21,820 |
| ING MAP PLUS NP14 | 16,872.225 | 9.16 | 154,550 |
| ING MAP PLUS NP15 | 40,243.671 | 9.14 | 367,827 |
| ING MAP PLUS NP16 | 2,248.442 | 9.12 | 20,506 |
| ING MAP PLUS NP17 | 11,263.944 | 9.09 | 102,389 |
| ING MAP PLUS NP18 | 16,165.674 | 9.07 | 146,623 |
| ING MAP PLUS NP19 | 8,758.895 | 9.05 | 79,268 |
| ING MAP PLUS NP20 | 43,781.560 | 9.03 | 395,347 |
| ING MAP PLUS NP21 | 17,765.048 | 9.00 | 159,885 |
| ING MAP PLUS NP22 | 106.980 | 8.98 | 961 |
| ING MAP PLUS NP23 | 13,644.765 | 8.96 | 122,257 |
| ING MAP PLUS NP24 | 2,585.187 | 8.94 | 23,112 |
| ING MAP PLUS NP26 | 2,033.352 | 8.89 | 18,077 |
| ING MAP PLUS NP27 | 364.582 | 8.87 | 3,234 |
| ING MAP PLUS NP28 | 1,596.418 | 8.85 | 14,128 |
| ING MAP PLUS NP29 | 31.381 | 8.83 | 277 |
| ING MAP PLUS NP30 | 2,981.669 | 8.81 | 26,269 |
| ING MAP PLUS NP32 | 50.288 | 8.76 | 441 |
| Qualified VI | 1,032,298.907 | 10.61 | 10,952,691 |
| Qualified X (1.15) | 62,552.022 | 10.68 | 668,056 |
| Qualified X (1.25) | 109,538.205 | 10.61 | 1,162,200 |
| Qualified XII (0.00) | 5,482.575 | 11.54 | 63,269 |
| Qualified XII (0.05) | 42,357.627 | 11.40 | 482,877 |
| Qualified XII (0.10) | 198.865 | 11.46 | 2,279 |
| Qualified XII (0.25) | 1,616.228 | 11.35 | 18,344 |
| Qualified XII (0.30) | 42,300.024 | 11.31 | 478,413 |
| Qualified XII (0.35) | 1,445.872 | 11.27 | 16,295 |
| Qualified XII (0.40) | 45,355.326 | 11.23 | 509,340 |
| Qualified XII (0.50) | 1,201,988.239 | 11.16 | 13,414,189 |
| Qualified XII (0.55) | 37,115.218 | 11.12 | 412,721 |
| Qualified XII (0.60) | 38,971.850 | 11.08 | 431,808 |
| Qualified XII (0.65) | 38,438.428 | 11.05 | 424,745 |
| Qualified XII (0.70) | 31,643.649 | 11.01 | 348,397 |
| Qualified XII (0.75) | 170,720.709 | 10.97 | 1,872,806 |
| Qualified XII (0.80) | 61,280.157 | 10.94 | 670,405 |
| Qualified XII (0.85) | 167,687.470 | 10.90 | 1,827,793 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.90) | 26,244.655 | $ 10.86 | $ 285,017 |
| Qualified XII (0.95) | 1,047,522.418 | 10.83 | 11,344,668 |
| Qualified XII (1.00) | 554,432.848 | 10.79 | 5,982,330 |
| Qualified XII (1.05) | 15,893.805 | 10.76 | 171,017 |
| Qualified XII (1.10) | 26,313.748 | 10.72 | 282,083 |
| Qualified XII (1.15) | 47,092.798 | 10.68 | 502,951 |
| Qualified XII (1.20) | 10,006.213 | 10.65 | 106,566 |
| Qualified XII (1.25) | 53,816.420 | 10.61 | 570,992 |
| Qualified XII (1.30) | 69.211 | 10.58 | 732 |
| Qualified XII (1.35) | 916.424 | 10.54 | 9,659 |
| Qualified XII (1.40) | 6,826.595 | 10.51 | 71,748 |
| Qualified XII (1.45) | 937.313 | 10.47 | 9,814 |
| Qualified XII (1.50) | 264.733 | 10.44 | 2,764 |
| Qualified XIII | 1,179.538 | 10.83 | 12,774 |
| Qualified XV | 484.318 | 10.83 | 5,245 |
| Qualified XVI | 33,410.082 | 10.44 | 348,801 |
| Qualified XVII | 2,885.923 | 10.61 | 30,620 |
| Qualified XVIII | 2,964.675 | 10.79 | 31,989 |
| Qualified XXI | 20,859.399 | 10.94 | 228,202 |
| Qualified XXV | 7,435.754 | 10.97 | 81,570 |
| Qualified XXVI | 703.907 | 10.86 | 7,644 |
| Qualified XXVII | 575,621.011 | 12.23 | 7,039,845 |
| Qualified XXVIII | 247,715.489 | 5.77 | 1,429,318 |
| Qualified XXXII | 415.574 | 9.48 | 3,940 |
| Qualified XXXIII (0.65) | 19,812.977 | 11.23 | 222,500 |
| Qualified XXXVIII | 6,051.667 | 5.68 | 34,373 |
| Qualified XLIII | 813.007 | 5.66 | 4,602 |
| Qualified LIII | 22,448.867 | 7.80 | 175,101 |
| Qualified LIV | 28,006.708 | 7.75 | 217,052 |
| Qualified LVI | 6,133.889 | 7.83 | 48,028 |
| Qualified LIX | 3,249.581 | 11.30 | 36,720 |
| | 6,207,277.294 | | $ 66,235,531 |
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 2,536.464 | $ 6.83 | $ 17,324 |
| ING MAP PLUS NP11 | 4,049.703 | 6.80 | 27,538 |
| ING MAP PLUS NP17 | 6,144.767 | 6.74 | 41,416 |
| ING MAP PLUS NP18 | 2,212.924 | 6.73 | 14,893 |
| ING MAP PLUS NP19 | 1,284.064 | 6.73 | 8,642 |
| ING MAP PLUS NP24 | 18.734 | 6.68 | 125 |
| ING MAP PLUS NP28 | 65.167 | 6.65 | 433 |
| Qualified V | 756.757 | 6.63 | 5,017 |
| Qualified VI | 54,338.345 | 6.66 | 361,893 |
| Qualified XII (0.00) | 11.617 | 6.89 | 80 |
| Qualified XII (0.30) | 152.607 | 6.84 | 1,044 |
| Qualified XII (0.40) | 377.804 | 6.82 | 2,577 |
| Qualified XII (0.50) | 1,237.868 | 6.80 | 8,418 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Columbia Small Cap Value II Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.55) | 882.373 | $ 6.79 | $ 5,991 |
| Qualified XII (0.60) | 62.667 | 6.78 | 425 |
| Qualified XII (0.65) | 272.347 | 6.77 | 1,844 |
| Qualified XII (0.70) | 5,249.059 | 6.76 | 35,484 |
| Qualified XII (0.75) | 8,907.738 | 6.75 | 60,127 |
| Qualified XII (0.80) | 771.318 | 6.74 | 5,199 |
| Qualified XII (0.85) | 6,608.698 | 6.73 | 44,477 |
| Qualified XII (0.90) | 2,466.211 | 6.73 | 16,598 |
| Qualified XII (0.95) | 2,275.196 | 6.72 | 15,289 |
| Qualified XII (1.00) | 22,549.914 | 6.71 | 151,310 |
| Qualified XII (1.05) | 1,186.821 | 6.70 | 7,952 |
| Qualified XII (1.10) | 3,092.538 | 6.69 | 20,689 |
| Qualified XII (1.15) | 6,272.341 | 6.68 | 41,899 |
| Qualified XII (1.20) | 1,912.180 | 6.67 | 12,754 |
| Qualified XII (1.25) | 3,522.956 | 6.66 | 23,463 |
| Qualified XII (1.30) | 0.632 | 6.65 | 4 |
| Qualified XII (1.40) | 142.607 | 6.64 | 947 |
| Qualified XVI | 1,567.136 | 6.62 | 10,374 |
| Qualified XXV | 7.932 | 6.75 | 54 |
| Qualified LIII | 2.849 | 6.82 | 19 |
| Qualified LIV | 93.614 | 6.78 | 635 |
| Qualified LVI | 1,199.934 | 6.85 | 8,220 |
| | 142,233.882 | | $ 953,154 |
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 31,743.185 | $ 8.05 | $ 255,533 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 317.202 | 7.83 | 2,484 |
| ING MAP PLUS NP1 | 11,471.362 | 7.85 | 90,050 |
| ING MAP PLUS NP8 | 41,807.523 | 7.72 | 322,754 |
| ING MAP PLUS NP11 | 4,824.786 | 7.66 | 36,958 |
| ING MAP PLUS NP14 | 7,735.166 | 7.60 | 58,787 |
| ING MAP PLUS NP16 | 4,072.403 | 7.57 | 30,828 |
| ING MAP PLUS NP17 | 1,442.193 | 7.55 | 10,889 |
| ING MAP PLUS NP18 | 421.665 | 7.53 | 3,175 |
| ING MAP PLUS NP19 | 1,849.628 | 7.51 | 13,891 |
| ING MAP PLUS NP20 | 192.053 | 7.49 | 1,438 |
| ING MAP PLUS NP22 | 610.643 | 7.46 | 4,555 |
| ING MAP PLUS NP23 | 7,365.531 | 7.44 | 54,800 |
| ING MAP PLUS NP24 | 5.430 | 7.42 | 40 |
| ING MAP PLUS NP26 | 553.850 | 7.38 | 4,087 |
| ING MAP PLUS NP27 | 2.465 | 7.37 | 18 |
| ING MAP PLUS NP28 | 211.171 | 7.35 | 1,552 |
| ING MAP PLUS NP29 | 829.381 | 7.33 | 6,079 |
| Qualified VI | 262,812.784 | 12.61 | 3,314,069 |
| Qualified X (1.15) | 13,188.599 | 8.17 | 107,751 |
| Qualified X (1.25) | 20,117.770 | 7.92 | 159,333 |
| Qualified XII (0.00) | 338.981 | 13.79 | 4,675 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis New York Venture Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.25) | 601.766 | $ 13.54 | $ 8,148 |
| Qualified XII (0.30) | 6,384.142 | 13.49 | 86,122 |
| Qualified XII (0.40) | 11,013.041 | 13.40 | 147,575 |
| Qualified XII (0.50) | 39,316.873 | 13.30 | 522,914 |
| Qualified XII (0.55) | 6,104.744 | 13.26 | 80,949 |
| Qualified XII (0.60) | 10,487.372 | 13.21 | 138,538 |
| Qualified XII (0.65) | 1,456.131 | 13.16 | 19,163 |
| Qualified XII (0.70) | 6,350.977 | 13.11 | 83,261 |
| Qualified XII (0.75) | 30,406.629 | 13.07 | 397,415 |
| Qualified XII (0.80) | 7,168.551 | 13.02 | 93,335 |
| Qualified XII (0.85) | 22,012.135 | 12.97 | 285,497 |
| Qualified XII (0.90) | 3,216.745 | 12.93 | 41,593 |
| Qualified XII (0.95) | 30,187.586 | 12.88 | 388,816 |
| Qualified XII (1.00) | 84,261.709 | 12.84 | 1,081,920 |
| Qualified XII (1.05) | 4,826.905 | 12.79 | 61,736 |
| Qualified XII (1.10) | 4,429.894 | 12.74 | 56,437 |
| Qualified XII (1.15) | 3,211.644 | 12.70 | 40,788 |
| Qualified XII (1.20) | 1,441.553 | 12.65 | 18,236 |
| Qualified XII (1.25) | 15,209.815 | 12.61 | 191,796 |
| Qualified XII (1.30) | 289.131 | 12.56 | 3,631 |
| Qualified XII (1.35) | 0.528 | 12.52 | 7 |
| Qualified XII (1.40) | 958.796 | 12.47 | 11,956 |
| Qualified XII (1.45) | 156.220 | 12.43 | 1,942 |
| Qualified XII (1.50) | 26.527 | 12.39 | 329 |
| Qualified XIII | 1,342.806 | 12.88 | 17,295 |
| Qualified XV | 2,674.578 | 12.88 | 34,449 |
| Qualified XVI | 5,787.241 | 12.39 | 71,704 |
| Qualified XVII | 1,373.839 | 12.61 | 17,324 |
| Qualified XVIII | 1,863.616 | 8.26 | 15,393 |
| Qualified XXV | 6,501.305 | 13.07 | 84,972 |
| Qualified XXVI | 1,042.258 | 12.93 | 13,476 |
| Qualified XXXVIII | 5,435.540 | 5.96 | 32,396 |
| Qualified XLIII | 585.328 | 5.94 | 3,477 |
| Qualified LIII | 2,284.486 | 7.92 | 18,093 |
| Qualified LIV | 675.179 | 7.86 | 5,307 |
| Qualified LVI | 3,631.857 | 7.95 | 28,873 |
| Qualified LIX | 1.948 | 13.49 | 26 |
| | 734,633.166 | | $ 8,588,635 |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 72.191 | $ 7.45 | $ 538 |
| Qualified XII (0.50) | 911,209.454 | 7.36 | 6,706,502 |
| | 911,281.645 | | $ 6,707,040 |
| **ING Index Solution 2015 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 42.684 | $ 7.95 | $ 339 |
| ING MAP PLUS NP28 | 4,666.027 | 7.91 | 36,908 |
| | 4,708.711 | | $ 37,247 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Index Solution 2025 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP28 | 11,318.209 | $ 7.19 | $ 81,378 |
| | | | |
| **ING Index Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP28 | 7,485.145 | $ 6.81 | $ 50,974 |
| | | | |
| **ING Index Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP28 | 972.851 | $ 6.43 | $ 6,255 |
| | | | |
| **ING Index Solution Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 111.606 | $ 8.90 | $ 993 |
| | | | |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 30,336.835 | $ 8.08 | $ 245,122 |
| | | | |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 60,289.287 | $ 10.15 | $ 611,936 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,237.227 | 9.64 | 11,927 |
| ING MAP PLUS NP1 | 7,550.780 | 10.21 | 77,093 |
| ING MAP PLUS NP8 | 3,746.114 | 10.03 | 37,574 |
| ING MAP PLUS NP9 | 5,811.751 | 10.01 | 58,176 |
| ING MAP PLUS NP10 | 10.494 | 9.98 | 105 |
| ING MAP PLUS NP11 | 6,889.026 | 9.96 | 68,615 |
| ING MAP PLUS NP13 | 158.015 | 9.91 | 1,566 |
| ING MAP PLUS NP14 | 5,481.384 | 9.89 | 54,211 |
| ING MAP PLUS NP15 | 9,339.826 | 9.86 | 92,091 |
| ING MAP PLUS NP16 | 16,875.173 | 9.84 | 166,052 |
| ING MAP PLUS NP19 | 2,155.691 | 9.76 | 21,040 |
| ING MAP PLUS NP20 | 23,190.851 | 9.74 | 225,879 |
| ING MAP PLUS NP21 | 8,891.386 | 9.72 | 86,424 |
| ING MAP PLUS NP22 | 106.536 | 9.69 | 1,032 |
| ING MAP PLUS NP23 | 10,205.490 | 9.67 | 98,687 |
| ING MAP PLUS NP24 | 1,212.237 | 9.65 | 11,698 |
| ING MAP PLUS NP25 | 184.598 | 9.62 | 1,776 |
| ING MAP PLUS NP26 | 99.188 | 9.60 | 952 |
| ING MAP PLUS NP28 | 1,066.212 | 9.55 | 10,182 |
| ING MAP PLUS NP29 | 12.434 | 9.53 | 119 |
| ING MAP PLUS NP32 | 118.939 | 9.46 | 1,125 |
| Qualified VI | 577,573.642 | 11.56 | 6,676,751 |
| Qualified X (1.15) | 36,418.513 | 11.63 | 423,547 |
| Qualified X (1.25) | 126,246.195 | 11.56 | 1,459,406 |
| Qualified XII (0.00) | 979.579 | 12.56 | 12,304 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.05) | 42,804.166 | $ 12.41 | $ 531,200 |
| Qualified XII (0.10) | 130.318 | 12.48 | 1,626 |
| Qualified XII (0.25) | 2,484.355 | 12.35 | 30,682 |
| Qualified XII (0.30) | 11,786.986 | 12.31 | 145,098 |
| Qualified XII (0.35) | 1,630.628 | 12.27 | 20,008 |
| Qualified XII (0.40) | 14,212.412 | 12.23 | 173,818 |
| Qualified XII (0.50) | 34,298.309 | 12.15 | 416,724 |
| Qualified XII (0.55) | 21,651.962 | 12.11 | 262,205 |
| Qualified XII (0.60) | 35,721.838 | 12.07 | 431,163 |
| Qualified XII (0.65) | 13,796.174 | 12.03 | 165,968 |
| Qualified XII (0.70) | 20,708.271 | 11.99 | 248,292 |
| Qualified XII (0.75) | 108,132.600 | 11.95 | 1,292,185 |
| Qualified XII (0.80) | 16,866.036 | 11.91 | 200,874 |
| Qualified XII (0.85) | 63,941.331 | 11.87 | 758,984 |
| Qualified XII (0.90) | 17,364.548 | 11.83 | 205,423 |
| Qualified XII (0.95) | 77,266.800 | 11.79 | 910,976 |
| Qualified XII (1.00) | 296,734.874 | 11.75 | 3,486,635 |
| Qualified XII (1.05) | 6,469.580 | 11.71 | 75,759 |
| Qualified XII (1.10) | 19,104.410 | 11.67 | 222,948 |
| Qualified XII (1.15) | 10,941.156 | 11.63 | 127,246 |
| Qualified XII (1.20) | 3,517.252 | 11.59 | 40,765 |
| Qualified XII (1.25) | 20,976.490 | 11.56 | 242,488 |
| Qualified XII (1.35) | 197.901 | 11.48 | 2,272 |
| Qualified XII (1.40) | 3,535.618 | 11.44 | 40,447 |
| Qualified XII (1.45) | 714.232 | 11.40 | 8,142 |
| Qualified XII (1.50) | 98.707 | 11.36 | 1,121 |
| Qualified XIII | 1,211.807 | 11.79 | 14,287 |
| Qualified XV | 1,818.631 | 11.79 | 21,442 |
| Qualified XVI | 14,273.805 | 11.36 | 162,150 |
| Qualified XVIII | 620.862 | 11.75 | 7,295 |
| Qualified XXI | 7,663.208 | 11.91 | 91,269 |
| Qualified XXV | 1,998.683 | 11.95 | 23,884 |
| Qualified XXVI | 261.040 | 11.83 | 3,088 |
| Qualified XXXII | 1,691.215 | 10.05 | 16,997 |
| Qualified XXXVIII | 4,123.035 | 6.53 | 26,923 |
| Qualified XLIII | 465.619 | 6.51 | 3,031 |
| Qualified LIII | 6,686.040 | 8.65 | 57,834 |
| Qualified LIV | 44,280.349 | 8.59 | 380,368 |
| Qualified LVI | 6,210.695 | 8.69 | 53,971 |
| Qualified LIX | 355.301 | 12.30 | 4,370 |
| | 1,842,597.812 | | $ 21,120,226 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 9,059.588 | $ 6.57 | $ 59,521 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth** | | | |
| **Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 13,400.290 | $8.04 to $9.77 | $ 118,633 |
| Contracts in accumulation period: | | | |
| Qualified V | 2,172.297 | 9.58 | 20,811 |
| Qualified VI | 3,225,449.201 | 9.77 | 31,512,639 |
| Qualified VIII | 5,446.045 | 10.23 | 55,713 |
| Qualified X (1.15) | 306,369.082 | 9.93 | 3,042,245 |
| Qualified X (1.25) | 157,667.231 | 9.77 | 1,540,409 |
| Qualified XII (0.00) | 12,528.100 | 6.39 | 80,055 |
| Qualified XII (0.05) | 52,969.682 | 10.74 | 568,894 |
| Qualified XII (0.10) | 131.510 | 6.33 | 832 |
| Qualified XII (0.20) | 24,484.236 | 6.26 | 153,271 |
| Qualified XII (0.25) | 8,466.692 | 6.23 | 52,747 |
| Qualified XII (0.30) | 66,596.751 | 6.19 | 412,234 |
| Qualified XII (0.35) | 19,410.914 | 6.16 | 119,571 |
| Qualified XII (0.40) | 31,152.278 | 7.11 | 221,493 |
| Qualified XII (0.45) | 869.039 | 6.10 | 5,301 |
| Qualified XII (0.50) | 245,384.828 | 5.98 | 1,467,401 |
| Qualified XII (0.55) | 125,345.022 | 6.03 | 755,830 |
| Qualified XII (0.60) | 110,333.625 | 6.00 | 662,002 |
| Qualified XII (0.65) | 190,578.549 | 5.97 | 1,137,754 |
| Qualified XII (0.70) | 291,857.375 | 5.94 | 1,733,633 |
| Qualified XII (0.75) | 377,307.236 | 5.90 | 2,226,113 |
| Qualified XII (0.80) | 511,208.161 | 6.34 | 3,241,060 |
| Qualified XII (0.85) | 606,165.934 | 6.81 | 4,127,990 |
| Qualified XII (0.90) | 35,480.634 | 6.07 | 215,367 |
| Qualified XII (0.95) | 456,027.418 | 6.73 | 3,069,065 |
| Qualified XII (1.00) | 1,290,936.530 | 6.68 | 8,623,456 |
| Qualified XII (1.05) | 120,140.309 | 6.64 | 797,732 |
| Qualified XII (1.10) | 89,383.583 | 6.60 | 589,932 |
| Qualified XII (1.15) | 88,994.207 | 6.56 | 583,802 |
| Qualified XII (1.20) | 29,024.325 | 6.52 | 189,239 |
| Qualified XII (1.25) | 52,530.619 | 6.48 | 340,398 |
| Qualified XII (1.30) | 4,769.708 | 6.44 | 30,717 |
| Qualified XII (1.35) | 1,665.661 | 6.40 | 10,660 |
| Qualified XII (1.40) | 19,484.575 | 6.36 | 123,922 |
| Qualified XII (1.45) | 2,306.580 | 6.31 | 14,555 |
| Qualified XII (1.50) | 6,174.492 | 6.28 | 38,776 |
| Qualified XV | 10,552.692 | 10.13 | 106,899 |
| Qualified XVI | 66,834.215 | 9.49 | 634,257 |
| Qualified XVII | 2,008.198 | 9.77 | 19,620 |
| Qualified XVIII | 6,458.037 | 9.77 | 63,095 |
| Qualified XXV | 17,774.109 | 10.19 | 181,118 |
| Qualified XXVI | 5,517.848 | 10.06 | 55,510 |
| Qualified XXVII | 1,106,993.597 | 10.06 | 11,136,356 |
| Qualified XXVIII | 220,287.403 | 10.03 | 2,209,483 |
| Qualified XXXII | 9,751.967 | 7.97 | 77,723 |
| Qualified XXXVI | 38,195.264 | 7.07 | 270,041 |
| Qualified XXXVIII | 89,896.768 | 5.87 | 527,694 |
| Qualified XLIII | 4,583.761 | 5.85 | 26,815 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth** | | | |
| **Portfolio - Initial Class** | | | |
| Qualified LIII | 48,820.146 | $ 7.83 | $ 382,262 |
| Qualified LIV | 27,739.512 | 7.78 | 215,813 |
| Qualified LVI | 59,185.786 | 7.86 | 465,200 |
| Qualified LIX | 17,120.297 | 7.14 | 122,239 |
| | 10,313,932.319 | | $ 84,378,377 |
| | | | |
| **ING Legg Mason Partners Aggressive Growth** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 284.591 | $ 7.56 | $ 2,152 |
| ING MAP PLUS NP3 | 631.181 | 7.52 | 4,746 |
| ING MAP PLUS NP9 | 7,454.718 | 7.41 | 55,239 |
| ING MAP PLUS NP17 | 5,703.073 | 7.27 | 41,461 |
| ING MAP PLUS NP22 | 2,113.337 | 7.18 | 15,174 |
| ING MAP PLUS NP26 | 134.108 | 7.11 | 954 |
| | 16,321.008 | | $ 119,726 |
| | | | |
| **ING Neuberger Berman Partners Portfolio - Service** | | | |
| **Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP23 | 3,472.420 | $ 5.43 | $ 18,855 |
| ING MAP PLUS NP26 | 8,257.280 | 5.40 | 44,589 |
| Qualified VI | 88,658.061 | 5.40 | 478,754 |
| Qualified XII (0.00) | 108.957 | 5.59 | 609 |
| Qualified XII (0.30) | 1,067.856 | 5.54 | 5,916 |
| Qualified XII (0.40) | 528.687 | 5.53 | 2,924 |
| Qualified XII (0.50) | 129,725.278 | 5.51 | 714,786 |
| Qualified XII (0.55) | 2,610.263 | 5.51 | 14,383 |
| Qualified XII (0.60) | 22.425 | 5.50 | 123 |
| Qualified XII (0.65) | 2,033.812 | 5.49 | 11,166 |
| Qualified XII (0.70) | 2,401.511 | 5.48 | 13,160 |
| Qualified XII (0.75) | 30,934.803 | 5.48 | 169,523 |
| Qualified XII (0.80) | 135.384 | 5.47 | 741 |
| Qualified XII (0.85) | 4,059.766 | 5.46 | 22,166 |
| Qualified XII (0.90) | 1,175.795 | 5.46 | 6,420 |
| Qualified XII (0.95) | 9,471.525 | 5.45 | 51,620 |
| Qualified XII (1.00) | 50,600.421 | 5.44 | 275,266 |
| Qualified XII (1.05) | 2,856.453 | 5.43 | 15,511 |
| Qualified XII (1.10) | 1,946.698 | 5.43 | 10,571 |
| Qualified XII (1.15) | 6,541.221 | 5.42 | 35,453 |
| Qualified XII (1.20) | 1,034.503 | 5.41 | 5,597 |
| Qualified XII (1.25) | 3,124.315 | 5.40 | 16,871 |
| Qualified XII (1.30) | 920.487 | 5.40 | 4,971 |
| Qualified XII (1.40) | 144.751 | 5.38 | 779 |
| Qualified XV | 2,788.695 | 5.45 | 15,198 |
| Qualified XVI | 2,556.117 | 5.37 | 13,726 |
| Qualified XXV | 31.172 | 5.48 | 171 |
| Qualified XXVI | 848.330 | 5.46 | 4,632 |
| Qualified XXXVIII | 848.660 | 4.86 | 4,124 |
| Qualified XLIII | 439.210 | 4.85 | 2,130 |
| Qualified LIII | 954.872 | 5.53 | 5,280 |
| Qualified LIV | 14.222 | 5.50 | 78 |
| Qualified LVI | 23.763 | 5.56 | 132 |
| | 360,337.713 | | $ 1,966,225 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 31,103.530 | $ 7.66 | $ 238,253 |
| | | | |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 225,893.303 | $8.33 to $8.50 | $ 1,915,794 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,013.011 | 8.42 | 42,210 |
| ING MAP PLUS NP1 | 13,128.349 | 8.77 | 115,136 |
| ING MAP PLUS NP3 | 3,422.786 | 8.74 | 29,915 |
| ING MAP PLUS NP8 | 10,068.002 | 8.65 | 87,088 |
| ING MAP PLUS NP10 | 15,806.145 | 8.62 | 136,249 |
| ING MAP PLUS NP11 | 28,611.760 | 8.60 | 246,061 |
| ING MAP PLUS NP12 | 12,781.822 | 8.59 | 109,796 |
| ING MAP PLUS NP14 | 10,562.574 | 8.55 | 90,310 |
| ING MAP PLUS NP15 | 23,959.689 | 8.54 | 204,616 |
| ING MAP PLUS NP17 | 16,652.729 | 8.50 | 141,548 |
| ING MAP PLUS NP18 | 13,163.648 | 8.49 | 111,759 |
| ING MAP PLUS NP19 | 8,984.523 | 8.47 | 76,099 |
| ING MAP PLUS NP20 | 22,592.076 | 8.45 | 190,903 |
| ING MAP PLUS NP21 | 9,680.940 | 8.44 | 81,707 |
| ING MAP PLUS NP22 | 4,419.328 | 8.42 | 37,211 |
| ING MAP PLUS NP23 | 12,122.489 | 8.40 | 101,829 |
| ING MAP PLUS NP24 | 1,017.588 | 8.39 | 8,538 |
| ING MAP PLUS NP25 | 7,952.872 | 8.37 | 66,566 |
| ING MAP PLUS NP26 | 2,194.219 | 8.36 | 18,344 |
| ING MAP PLUS NP27 | 446.585 | 8.34 | 3,725 |
| ING MAP PLUS NP28 | 14,030.143 | 8.32 | 116,731 |
| ING MAP PLUS NP29 | 1,465.534 | 8.31 | 12,179 |
| ING MAP PLUS NP30 | 3,995.183 | 8.29 | 33,120 |
| ING MAP PLUS NP32 | 417.240 | 8.26 | 3,446 |
| ING MAP PLUS NP35 | 1,244.071 | 8.21 | 10,214 |
| Qualified V | 2,634.406 | 8.37 | 22,050 |
| Qualified VI | 15,113,545.848 | 8.42 | 127,256,056 |
| Qualified VIII | 15,355.909 | 8.42 | 129,297 |
| Qualified X (1.15) | 799,138.915 | 8.45 | 6,752,724 |
| Qualified X (1.25) | 1,246,856.825 | 8.42 | 10,498,534 |
| Qualified XII (0.00) | 62,670.534 | 9.20 | 576,569 |
| Qualified XII (0.05) | 538,260.704 | 9.22 | 4,962,764 |
| Qualified XII (0.10) | 502.935 | 8.81 | 4,431 |
| Qualified XII (0.20) | 104,815.382 | 8.77 | 919,231 |
| Qualified XII (0.25) | 22,622.799 | 9.09 | 205,641 |
| Qualified XII (0.30) | 777,795.050 | 8.74 | 6,797,929 |
| Qualified XII (0.35) | 57,029.070 | 8.72 | 497,293 |
| Qualified XII (0.40) | 198,507.587 | 8.70 | 1,727,016 |
| Qualified XII (0.45) | 2,187.270 | 8.69 | 19,007 |
| Qualified XII (0.50) | 1,281,593.639 | 9.04 | 11,585,607 |
| Qualified XII (0.55) | 334,131.927 | 8.65 | 2,890,241 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.60) | 514,068.553 | $ 8.64 | $ 4,441,552 |
| Qualified XII (0.65) | 935,360.868 | 8.62 | 8,062,811 |
| Qualified XII (0.70) | 618,430.600 | 8.60 | 5,318,503 |
| Qualified XII (0.75) | 1,740,357.517 | 8.59 | 14,949,671 |
| Qualified XII (0.80) | 1,961,961.878 | 8.93 | 17,520,320 |
| Qualified XII (0.85) | 1,562,267.520 | 8.55 | 13,357,387 |
| Qualified XII (0.90) | 151,270.481 | 8.89 | 1,344,795 |
| Qualified XII (0.95) | 1,893,044.675 | 8.52 | 16,128,741 |
| Qualified XII (1.00) | 4,895,755.260 | 8.86 | 43,376,392 |
| Qualified XII (1.05) | 361,586.103 | 8.84 | 3,196,421 |
| Qualified XII (1.10) | 406,348.984 | 8.83 | 3,588,062 |
| Qualified XII (1.15) | 368,463.527 | 8.80 | 3,242,479 |
| Qualified XII (1.20) | 124,953.171 | 8.77 | 1,095,839 |
| Qualified XII (1.25) | 423,529.071 | 8.76 | 3,710,115 |
| Qualified XII (1.30) | 22,729.907 | 8.74 | 198,659 |
| Qualified XII (1.35) | 11,716.277 | 8.39 | 98,300 |
| Qualified XII (1.40) | 59,696.315 | 8.91 | 531,894 |
| Qualified XII (1.45) | 19,338.266 | 8.36 | 161,668 |
| Qualified XII (1.50) | 14,371.311 | 8.34 | 119,857 |
| Qualified XIII | 610.950 | 8.52 | 5,205 |
| Qualified XV | 90,310.140 | 8.52 | 769,442 |
| Qualified XVI | 392,660.821 | 8.34 | 3,274,791 |
| Qualified XVII | 35,467.935 | 8.42 | 298,640 |
| Qualified XVIII | 61,961.815 | 8.42 | 521,718 |
| Qualified XXII | 1,815.809 | 8.69 | 15,779 |
| Qualified XXV | 160,039.447 | 8.59 | 1,374,739 |
| Qualified XXVI | 36,322.867 | 8.54 | 310,197 |
| Qualified XXVII | 7,651,915.256 | 8.49 | 64,964,761 |
| Qualified XXVIII | 2,840,311.555 | 8.49 | 24,114,245 |
| Qualified XXXII | 37,415.401 | 8.42 | 315,038 |
| Qualified XXXIII (0.65) | 46,864.672 | 8.62 | 403,973 |
| Qualified XXXVI | 72,336.797 | 8.65 | 625,713 |
| Qualified XXXVIII | 358,220.694 | 5.76 | 2,063,351 |
| Qualified XLIII | 29,433.925 | 5.74 | 168,951 |
| Qualified LIII | 213,686.371 | 8.92 | 1,906,082 |
| Qualified LIV | 143,516.884 | 8.87 | 1,272,995 |
| Qualified LVI | 212,876.910 | 8.96 | 1,907,377 |
| Qualified LIX | 40,030.451 | 8.70 | 348,265 |
| | 49,538,324.393 | | $ 423,940,212 |
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.714 | $ 9.87 | $ 7 |
| Qualified X (1.25) | 33.889 | 9.87 | 334 |
| Qualified XII (1.00) | 26,571.871 | 10.03 | 266,516 |
| | 26,606.474 | | $ 266,857 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 26,264.009 | $  9.84 | $  258,438 |
| | | | |
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 196,452.079 | $9.46 to $9.83 | $  1,924,963 |
| Contracts in accumulation period: | | | |
| Qualified V | 2,324.727 | 9.54 | 22,178 |
| Qualified VI | 3,183,170.909 | 9.60 | 30,558,441 |
| Qualified VIII | 2,185.515 | 9.60 | 20,981 |
| Qualified X (1.15) | 113,577.381 | 9.64 | 1,094,886 |
| Qualified X (1.25) | 230,526.738 | 9.60 | 2,213,057 |
| Qualified XII (0.00) | 10,512.973 | 10.08 | 105,971 |
| Qualified XII (0.05) | 161,168.327 | 10.20 | 1,643,917 |
| Qualified XII (0.20) | 26,195.005 | 10.00 | 261,950 |
| Qualified XII (0.25) | 4,259.651 | 9.98 | 42,511 |
| Qualified XII (0.30) | 261,592.669 | 9.96 | 2,605,463 |
| Qualified XII (0.35) | 3,310.732 | 9.95 | 32,942 |
| Qualified XII (0.40) | 110,126.331 | 10.04 | 1,105,668 |
| Qualified XII (0.45) | 10.652 | 9.91 | 106 |
| Qualified XII (0.50) | 538,205.498 | 10.00 | 5,382,055 |
| Qualified XII (0.55) | 60,616.383 | 9.97 | 604,345 |
| Qualified XII (0.60) | 90,415.311 | 9.95 | 899,632 |
| Qualified XII (0.65) | 223,197.562 | 9.83 | 2,194,032 |
| Qualified XII (0.70) | 184,286.778 | 9.81 | 1,807,853 |
| Qualified XII (0.75) | 395,254.371 | 9.79 | 3,869,540 |
| Qualified XII (0.80) | 446,158.269 | 9.88 | 4,408,044 |
| Qualified XII (0.85) | 487,485.129 | 9.86 | 4,806,603 |
| Qualified XII (0.90) | 73,247.435 | 9.84 | 720,755 |
| Qualified XII (0.95) | 530,219.390 | 9.82 | 5,206,754 |
| Qualified XII (1.00) | 1,398,547.367 | 9.80 | 13,705,764 |
| Qualified XII (1.05) | 98,318.985 | 9.68 | 951,728 |
| Qualified XII (1.10) | 110,697.831 | 9.76 | 1,080,411 |
| Qualified XII (1.15) | 76,222.345 | 9.74 | 742,406 |
| Qualified XII (1.20) | 63,281.849 | 9.71 | 614,467 |
| Qualified XII (1.25) | 168,466.235 | 9.70 | 1,634,122 |
| Qualified XII (1.30) | 15,654.710 | 9.68 | 151,538 |
| Qualified XII (1.35) | 2,222.530 | 9.69 | 21,536 |
| Qualified XII (1.40) | 25,995.804 | 9.68 | 251,639 |
| Qualified XII (1.45) | 9,805.031 | 9.65 | 94,619 |
| Qualified XII (1.50) | 698.615 | 9.62 | 6,721 |
| Qualified XIII | 3,332.456 | 9.72 | 32,391 |
| Qualified XV | 15,739.365 | 9.72 | 152,987 |
| Qualified XVI | 87,074.261 | 9.51 | 828,076 |
| Qualified XVII | 16,996.375 | 9.60 | 163,165 |
| Qualified XVIII | 13,303.951 | 9.60 | 127,718 |
| Qualified XXI | 26,196.942 | 9.77 | 255,944 |
| Qualified XXV | 13,542.184 | 9.79 | 132,578 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio - Initial Class (continued)** | | | |
| Qualified XXVI | 6,990.360 | $ 9.74 | $ 68,086 |
| Qualified XXVII | 1,042,675.835 | 9.81 | 10,228,650 |
| Qualified XXVIII | 367,236.071 | 9.81 | 3,602,586 |
| Qualified XXXII | 4,492.665 | 9.60 | 43,130 |
| Qualified XXXIII (0.65) | 50,046.345 | 9.83 | 491,956 |
| Qualified XXXVI | 13,867.669 | 9.87 | 136,874 |
| Qualified XXXVIII | 40,880.428 | 8.53 | 348,710 |
| Qualified XLIII | 3,178.100 | 8.50 | 27,014 |
| Qualified LIII | 66,460.260 | 10.03 | 666,596 |
| Qualified LIV | 73,896.802 | 9.96 | 736,012 |
| Qualified LVI | 49,703.833 | 10.07 | 500,518 |
| Qualified LIX | 3,688.579 | 9.92 | 36,591 |
| | 11,203,713.598 | | $ 109,367,180 |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 1,264.806 | $ 9.50 | $ 12,016 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 2,857.435 | 8.73 | 24,945 |
| ING MAP PLUS NP10 | 3,831.036 | 8.72 | 33,407 |
| ING MAP PLUS NP11 | 9,966.809 | 8.71 | 86,811 |
| ING MAP PLUS NP12 | 3,972.342 | 8.71 | 34,599 |
| ING MAP PLUS NP19 | 515.826 | 8.66 | 4,467 |
| ING MAP PLUS NP22 | 1,771.699 | 8.63 | 15,290 |
| ING MAP PLUS NP24 | 165.331 | 8.62 | 1,425 |
| ING MAP PLUS NP28 | 343.896 | 8.59 | 2,954 |
| | 24,689.180 | | $ 215,914 |
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 76,713.649 | $ 11.34 | $ 869,933 |
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 189,318.102 | $10.96 to $11.67 | $ 2,204,086 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,006.789 | 11.50 | 46,078 |
| ING MAP PLUS NP1 | 126,745.699 | 11.99 | 1,519,681 |
| ING MAP PLUS NP4 | 28,367.579 | 11.91 | 337,858 |
| ING MAP PLUS NP6 | 19,760.597 | 11.85 | 234,163 |
| ING MAP PLUS NP8 | 4,099.217 | 11.79 | 48,330 |
| ING MAP PLUS NP9 | 25,419.207 | 11.76 | 298,930 |
| ING MAP PLUS NP10 | 25,258.529 | 11.73 | 296,283 |
| ING MAP PLUS NP11 | 33,070.096 | 11.70 | 386,920 |
| ING MAP PLUS NP12 | 22,841.750 | 11.67 | 266,563 |
| ING MAP PLUS NP13 | 1,231.155 | 11.65 | 14,343 |
| ING MAP PLUS NP14 | 20,570.567 | 11.62 | 239,030 |
| ING MAP PLUS NP15 | 22,597.862 | 11.59 | 261,909 |
| ING MAP PLUS NP16 | 11,861.561 | 11.56 | 137,120 |
| ING MAP PLUS NP17 | 428.827 | 11.53 | 4,944 |
| ING MAP PLUS NP18 | 34,071.883 | 11.50 | 391,827 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP19 | 17,094.451 | $ 11.48 | $ 196,244 |
| ING MAP PLUS NP20 | 56,051.284 | 11.45 | 641,787 |
| ING MAP PLUS NP21 | 40,172.417 | 11.42 | 458,769 |
| ING MAP PLUS NP22 | 781.286 | 11.39 | 8,899 |
| ING MAP PLUS NP23 | 12,640.666 | 11.36 | 143,598 |
| ING MAP PLUS NP24 | 157.900 | 11.34 | 1,791 |
| ING MAP PLUS NP25 | 2,525.244 | 11.31 | 28,561 |
| ING MAP PLUS NP26 | 15,560.433 | 11.28 | 175,522 |
| ING MAP PLUS NP27 | 464.259 | 11.25 | 5,223 |
| ING MAP PLUS NP28 | 15,029.238 | 11.22 | 168,628 |
| ING MAP PLUS NP29 | 2,653.996 | 11.20 | 29,725 |
| ING MAP PLUS NP30 | 1,996.400 | 11.17 | 22,300 |
| ING MAP PLUS NP32 | 344.030 | 11.11 | 3,822 |
| ING MAP PLUS NP35 | 1,239.117 | 11.03 | 13,667 |
| ING MAP PLUS NP36 | 809.676 | 11.01 | 8,915 |
| Qualified V | 1,120.101 | 12.38 | 13,867 |
| Qualified VI | 2,062,760.382 | 12.51 | 25,805,132 |
| Qualified VIII | 730.284 | 12.51 | 9,136 |
| Qualified X (1.15) | 33,225.296 | 12.60 | 418,639 |
| Qualified X (1.25) | 159,392.894 | 12.51 | 1,994,005 |
| Qualified XII (0.00) | 5,931.513 | 13.60 | 80,669 |
| Qualified XII (0.25) | 2,218.916 | 13.38 | 29,689 |
| Qualified XII (0.30) | 118,713.229 | 13.33 | 1,582,447 |
| Qualified XII (0.35) | 1,576.309 | 13.29 | 20,949 |
| Qualified XII (0.40) | 315,701.875 | 13.24 | 4,179,893 |
| Qualified XII (0.50) | 68,749.088 | 13.15 | 904,051 |
| Qualified XII (0.55) | 109,249.908 | 13.11 | 1,432,266 |
| Qualified XII (0.60) | 54,887.294 | 13.07 | 717,377 |
| Qualified XII (0.65) | 148,197.313 | 13.02 | 1,929,529 |
| Qualified XII (0.70) | 90,947.722 | 12.98 | 1,180,501 |
| Qualified XII (0.75) | 221,434.023 | 12.94 | 2,865,356 |
| Qualified XII (0.80) | 143,360.486 | 12.89 | 1,847,917 |
| Qualified XII (0.85) | 315,621.503 | 12.85 | 4,055,736 |
| Qualified XII (0.90) | 35,263.922 | 12.81 | 451,731 |
| Qualified XII (0.95) | 379,648.742 | 12.76 | 4,844,318 |
| Qualified XII (1.00) | 904,320.996 | 12.72 | 11,502,963 |
| Qualified XII (1.05) | 50,215.276 | 12.68 | 636,730 |
| Qualified XII (1.10) | 43,629.199 | 12.64 | 551,473 |
| Qualified XII (1.15) | 54,299.978 | 12.60 | 684,180 |
| Qualified XII (1.20) | 23,609.340 | 12.55 | 296,297 |
| Qualified XII (1.25) | 143,141.405 | 12.51 | 1,790,699 |
| Qualified XII (1.30) | 1,678.689 | 12.47 | 20,933 |
| Qualified XII (1.35) | 3,297.289 | 12.43 | 40,985 |
| Qualified XII (1.40) | 11,691.820 | 12.39 | 144,862 |
| Qualified XII (1.45) | 11,334.130 | 12.35 | 139,977 |
| Qualified XII (1.50) | 9,582.547 | 12.30 | 117,865 |
| Qualified XIII | 1,601.452 | 12.76 | 20,435 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XV | 6,987.172 | $ 12.76 | $ 89,156 |
| Qualified XVI | 64,254.920 | 12.30 | 790,336 |
| Qualified XVII | 1,667.728 | 12.51 | 20,863 |
| Qualified XVIII | 2,386.100 | 12.72 | 30,351 |
| Qualified XXI | 15,482.289 | 12.89 | 199,567 |
| Qualified XXV | 15,358.926 | 12.94 | 198,745 |
| Qualified XXVI | 4,460.668 | 12.81 | 57,141 |
| Qualified XXVII | 1,322,612.020 | 11.66 | 15,421,656 |
| Qualified XXVIII | 543,017.579 | 12.73 | 6,912,614 |
| Qualified XXXII | 1,765.211 | 11.38 | 20,088 |
| Qualified XXXIII (0.65) | 26,533.345 | 13.24 | 351,301 |
| Qualified XXXVIII | 27,750.502 | 10.20 | 283,055 |
| Qualified XLIII | 315.674 | 10.17 | 3,210 |
| Qualified LIII | 41,788.794 | 11.39 | 475,974 |
| Qualified LIV | 66,131.931 | 11.32 | 748,613 |
| Qualified LVI | 25,669.153 | 11.44 | 293,655 |
| Qualified LIX | 3,486.149 | 13.32 | 46,436 |
| | 8,433,970.899 | | $ 104,848,884 |
| | | | |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 23,223.394 | $ 7.79 | $ 180,910 |
| Contracts in accumulation period: | | | |
| Qualified VI | 137,289.671 | 7.73 | 1,061,249 |
| Qualified X (1.15) | 2,309.797 | 7.75 | 17,901 |
| Qualified X (1.25) | 13,366.613 | 7.73 | 103,324 |
| Qualified XII (0.00) | 1,301.155 | 7.99 | 10,396 |
| Qualified XII (0.25) | 268.238 | 7.94 | 2,130 |
| Qualified XII (0.30) | 487.330 | 7.93 | 3,865 |
| Qualified XII (0.40) | 3,690.288 | 7.91 | 29,190 |
| Qualified XII (0.50) | 154,034.839 | 7.89 | 1,215,335 |
| Qualified XII (0.55) | 700.948 | 7.88 | 5,523 |
| Qualified XII (0.60) | 372.262 | 7.87 | 2,930 |
| Qualified XII (0.65) | 2,869.719 | 7.86 | 22,556 |
| Qualified XII (0.70) | 2,290.263 | 7.84 | 17,956 |
| Qualified XII (0.75) | 16,238.462 | 7.83 | 127,147 |
| Qualified XII (0.80) | 2,363.863 | 7.82 | 18,485 |
| Qualified XII (0.85) | 19,694.471 | 7.81 | 153,814 |
| Qualified XII (0.90) | 2,473.787 | 7.80 | 19,296 |
| Qualified XII (0.95) | 31,965.858 | 7.79 | 249,014 |
| Qualified XII (1.00) | 60,169.848 | 7.78 | 468,121 |
| Qualified XII (1.05) | 3,630.873 | 7.77 | 28,212 |
| Qualified XII (1.10) | 581.325 | 7.76 | 4,511 |
| Qualified XII (1.15) | 857.819 | 7.75 | 6,648 |
| Qualified XII (1.20) | 332.556 | 7.74 | 2,574 |
| Qualified XII (1.25) | 12,276.334 | 7.73 | 94,896 |
| Qualified XII (1.35) | 113.006 | 7.71 | 871 |
| Qualified XII (1.40) | 7,469.703 | 7.70 | 57,517 |
| Qualified XII (1.45) | 44.092 | 7.69 | 339 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| **(continued)** | | | |
| Qualified XII (1.50) | 8.521 | $ 7.68 | $ 65 |
| Qualified XV | 402.082 | 7.79 | 3,132 |
| Qualified XVI | 1,865.615 | 7.68 | 14,328 |
| Qualified XVIII | 886.866 | 7.78 | 6,900 |
| Qualified XXV | 1,442.554 | 7.83 | 11,295 |
| Qualified XXVI | 609.054 | 7.80 | 4,751 |
| Qualified XXXVIII | 26.000 | 6.96 | 181 |
| Qualified LIII | 530.636 | 7.92 | 4,203 |
| Qualified LIV | 1,198.154 | 7.86 | 9,417 |
| Qualified LVI | 963.834 | 7.95 | 7,662 |
| Qualified LIX | 28.502 | 7.89 | 225 |
| | 508,378.332 | | $ 3,966,869 |
| | | | |
| **ING Pioneer High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 4.456 | $ 7.79 | $ 35 |
| ING MAP PLUS NP21 | 13.613 | 7.73 | 105 |
| ING MAP PLUS NP22 | 367.058 | 7.72 | 2,834 |
| ING MAP PLUS NP23 | 1,076.481 | 7.71 | 8,300 |
| ING MAP PLUS NP26 | 938.203 | 7.68 | 7,205 |
| ING MAP PLUS NP28 | 1,392.760 | 7.66 | 10,669 |
| ING MAP PLUS NP29 | 6,816.625 | 7.65 | 52,147 |
| | 10,609.196 | | $ 81,295 |
| | | | |
| **ING Solution 2015 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 156,787.485 | $ 9.03 | $ 1,415,791 |
| ING MAP PLUS NP3 | 3,895.256 | 9.00 | 35,057 |
| ING MAP PLUS NP4 | 111.197 | 8.98 | 999 |
| ING MAP PLUS NP6 | 20,903.735 | 8.95 | 187,088 |
| ING MAP PLUS NP8 | 103,925.688 | 8.92 | 927,017 |
| ING MAP PLUS NP9 | 39,675.184 | 8.90 | 353,109 |
| ING MAP PLUS NP10 | 229,066.448 | 8.88 | 2,034,110 |
| ING MAP PLUS NP11 | 49,798.024 | 8.87 | 441,708 |
| ING MAP PLUS NP12 | 55,806.049 | 8.85 | 493,884 |
| ING MAP PLUS NP13 | 29,290.258 | 8.84 | 258,926 |
| ING MAP PLUS NP14 | 17,651.714 | 8.82 | 155,688 |
| ING MAP PLUS NP15 | 45,726.343 | 8.80 | 402,392 |
| ING MAP PLUS NP16 | 61,297.235 | 8.79 | 538,803 |
| ING MAP PLUS NP17 | 66,806.109 | 8.77 | 585,890 |
| ING MAP PLUS NP18 | 4,718.431 | 8.75 | 41,286 |
| ING MAP PLUS NP19 | 44,122.214 | 8.74 | 385,628 |
| ING MAP PLUS NP20 | 19,221.570 | 8.72 | 167,612 |
| ING MAP PLUS NP21 | 65,385.766 | 8.71 | 569,510 |
| ING MAP PLUS NP22 | 25,963.012 | 8.69 | 225,619 |
| ING MAP PLUS NP23 | 38,863.796 | 8.67 | 336,949 |
| ING MAP PLUS NP24 | 9,214.863 | 8.66 | 79,801 |
| ING MAP PLUS NP25 | 653.676 | 8.64 | 5,648 |
| ING MAP PLUS NP26 | 5,526.611 | 8.63 | 47,695 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Adviser Class (continued)** | | | |
| ING MAP PLUS NP27 | 36,277.393 | $ 8.61 | $ 312,348 |
| ING MAP PLUS NP28 | 1,854.909 | 8.60 | 15,952 |
| ING MAP PLUS NP29 | 38,616.462 | 8.58 | 331,329 |
| ING MAP PLUS NP30 | 7,550.334 | 8.56 | 64,631 |
| ING MAP PLUS NP32 | 128.309 | 8.53 | 1,094 |
| Qualified XXXV | 24,117.279 | 8.52 | 205,479 |
| | 1,202,955.350 | | $ 10,621,043 |
| | | | |
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 762.550 | $ 8.72 | $ 6,649 |
| Qualified V | 2,039.564 | 8.67 | 17,683 |
| Qualified VI | 847,119.666 | 8.72 | 7,386,883 |
| Qualified X (1.15) | 46,279.221 | 8.75 | 404,943 |
| Qualified X (1.25) | 101,928.077 | 8.72 | 888,813 |
| Qualified XII (0.00) | 1,917.927 | 9.13 | 17,511 |
| Qualified XII (0.05) | 216,896.404 | 9.13 | 1,980,264 |
| Qualified XII (0.25) | 4.625 | 9.05 | 42 |
| Qualified XII (0.30) | 55,754.732 | 9.03 | 503,465 |
| Qualified XII (0.35) | 184,289.226 | 9.01 | 1,660,446 |
| Qualified XII (0.40) | 31,167.003 | 9.00 | 280,503 |
| Qualified XII (0.50) | 231,754.094 | 8.96 | 2,076,517 |
| Qualified XII (0.55) | 71,175.051 | 8.95 | 637,017 |
| Qualified XII (0.60) | 160,681.896 | 8.93 | 1,434,889 |
| Qualified XII (0.65) | 24,589.088 | 8.91 | 219,089 |
| Qualified XII (0.70) | 88,111.138 | 8.90 | 784,189 |
| Qualified XII (0.75) | 135,591.014 | 8.88 | 1,204,048 |
| Qualified XII (0.80) | 56,930.859 | 8.86 | 504,407 |
| Qualified XII (0.85) | 154,945.948 | 8.85 | 1,371,272 |
| Qualified XII (0.90) | 35,051.171 | 8.83 | 309,502 |
| Qualified XII (0.95) | 165,605.726 | 8.82 | 1,460,643 |
| Qualified XII (1.00) | 162,348.532 | 8.80 | 1,428,667 |
| Qualified XII (1.05) | 78,013.556 | 8.78 | 684,959 |
| Qualified XII (1.10) | 20,302.161 | 8.77 | 178,050 |
| Qualified XII (1.15) | 45,987.007 | 8.75 | 402,386 |
| Qualified XII (1.20) | 6,738.528 | 8.73 | 58,827 |
| Qualified XII (1.25) | 81,061.912 | 8.72 | 706,860 |
| Qualified XII (1.30) | 3,175.902 | 8.70 | 27,630 |
| Qualified XII (1.40) | 7,535.488 | 8.67 | 65,333 |
| Qualified XII (1.45) | 755.850 | 8.65 | 6,538 |
| Qualified XIII | 42.741 | 8.82 | 377 |
| Qualified XV | 7,859.710 | 8.82 | 69,323 |
| Qualified XVI | 44,341.424 | 8.64 | 383,110 |
| Qualified XVIII | 10,911.694 | 8.72 | 95,150 |
| Qualified XXI | 7,208.315 | 8.86 | 63,866 |
| Qualified XXV | 1,083.985 | 8.88 | 9,626 |
| Qualified XXVI | 341.821 | 8.83 | 3,018 |
| Qualified XXVIII | 26,841.644 | 7.21 | 193,528 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XXXII | 5,337.610 | $ 8.72 | $ 46,544 |
| Qualified XXXVI | 288.678 | 8.95 | 2,584 |
| Qualified XXXVIII | 3,865.147 | 7.19 | 27,790 |
| Qualified XLIII | 154.897 | 7.17 | 1,111 |
| Qualified LIII | 33,271.709 | 9.03 | 300,444 |
| Qualified LIV | 16,604.775 | 8.97 | 148,945 |
| Qualified LVI | 40,854.933 | 9.07 | 370,554 |
| Qualified LIX | 145.337 | 8.98 | 1,305 |
| | 3,217,668.336 | | $ 28,425,300 |
| | | | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 245,662.027 | $ 8.49 | $ 2,085,671 |
| ING MAP PLUS NP3 | 428.017 | 8.46 | 3,621 |
| ING MAP PLUS NP4 | 11,629.602 | 8.44 | 98,154 |
| ING MAP PLUS NP6 | 8,555.096 | 8.41 | 71,948 |
| ING MAP PLUS NP8 | 110,596.925 | 8.38 | 926,802 |
| ING MAP PLUS NP9 | 92,067.379 | 8.36 | 769,683 |
| ING MAP PLUS NP10 | 136,123.235 | 8.35 | 1,136,629 |
| ING MAP PLUS NP11 | 87,095.092 | 8.33 | 725,502 |
| ING MAP PLUS NP12 | 107,218.093 | 8.32 | 892,055 |
| ING MAP PLUS NP13 | 15,146.889 | 8.30 | 125,719 |
| ING MAP PLUS NP14 | 50,358.084 | 8.29 | 417,469 |
| ING MAP PLUS NP15 | 80,400.392 | 8.27 | 664,911 |
| ING MAP PLUS NP16 | 65,597.065 | 8.26 | 541,832 |
| ING MAP PLUS NP17 | 33,985.745 | 8.24 | 280,043 |
| ING MAP PLUS NP18 | 2,542.865 | 8.23 | 20,928 |
| ING MAP PLUS NP19 | 50,865.753 | 8.21 | 417,608 |
| ING MAP PLUS NP20 | 14,016.366 | 8.20 | 114,934 |
| ING MAP PLUS NP21 | 111,887.259 | 8.18 | 915,238 |
| ING MAP PLUS NP22 | 18,430.699 | 8.17 | 150,579 |
| ING MAP PLUS NP23 | 53,726.347 | 8.15 | 437,870 |
| ING MAP PLUS NP24 | 36,525.350 | 8.14 | 297,316 |
| ING MAP PLUS NP25 | 6,733.032 | 8.12 | 54,672 |
| ING MAP PLUS NP26 | 14,979.925 | 8.11 | 121,487 |
| ING MAP PLUS NP27 | 25,609.046 | 8.09 | 207,177 |
| ING MAP PLUS NP28 | 13,241.772 | 8.08 | 106,994 |
| ING MAP PLUS NP29 | 16,978.808 | 8.06 | 136,849 |
| ING MAP PLUS NP30 | 7,136.769 | 8.05 | 57,451 |
| ING MAP PLUS NP32 | 6,643.495 | 8.02 | 53,281 |
| Qualified XXXV | 24,870.085 | 7.86 | 195,479 |
| | 1,449,051.212 | | $ 12,027,902 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 1,833.714 | $ 8.14 | $ 14,926 |
| Qualified VI | 1,273,395.295 | 8.19 | 10,429,107 |
| Qualified X (1.15) | 38,679.313 | 8.22 | 317,944 |
| Qualified X (1.25) | 94,699.400 | 8.19 | 775,588 |
| Qualified XII (0.00) | 24,076.462 | 8.57 | 206,335 |
| Qualified XII (0.05) | 501,318.194 | 8.56 | 4,291,284 |
| Qualified XII (0.25) | 3,924.915 | 8.49 | 33,323 |
| Qualified XII (0.30) | 103,083.593 | 8.48 | 874,149 |
| Qualified XII (0.35) | 205,625.329 | 8.46 | 1,739,590 |
| Qualified XII (0.40) | 45,787.675 | 8.45 | 386,906 |
| Qualified XII (0.50) | 205,307.566 | 8.41 | 1,726,637 |
| Qualified XII (0.55) | 61,284.949 | 8.40 | 514,794 |
| Qualified XII (0.60) | 282,861.628 | 8.38 | 2,370,380 |
| Qualified XII (0.65) | 11,054.431 | 8.37 | 92,526 |
| Qualified XII (0.70) | 166,858.824 | 8.35 | 1,393,271 |
| Qualified XII (0.75) | 226,390.459 | 8.34 | 1,888,096 |
| Qualified XII (0.80) | 32,066.286 | 8.32 | 266,792 |
| Qualified XII (0.85) | 278,523.229 | 8.31 | 2,314,528 |
| Qualified XII (0.90) | 50,384.847 | 8.29 | 417,690 |
| Qualified XII (0.95) | 257,129.244 | 8.28 | 2,129,030 |
| Qualified XII (1.00) | 214,322.869 | 8.26 | 1,770,307 |
| Qualified XII (1.05) | 49,901.915 | 8.25 | 411,691 |
| Qualified XII (1.10) | 63,036.826 | 8.23 | 518,793 |
| Qualified XII (1.15) | 61,988.655 | 8.22 | 509,547 |
| Qualified XII (1.20) | 22,181.637 | 8.20 | 181,889 |
| Qualified XII (1.25) | 45,542.954 | 8.19 | 372,997 |
| Qualified XII (1.30) | 2,997.388 | 8.17 | 24,489 |
| Qualified XII (1.35) | 72.848 | 8.15 | 594 |
| Qualified XII (1.40) | 23,029.722 | 8.14 | 187,462 |
| Qualified XII (1.45) | 3,531.617 | 8.13 | 28,712 |
| Qualified XV | 1,813.341 | 8.28 | 15,014 |
| Qualified XVI | 40,147.042 | 8.11 | 325,593 |
| Qualified XVIII | 289.328 | 8.19 | 2,370 |
| Qualified XXI | 20,099.901 | 8.32 | 167,231 |
| Qualified XXV | 632.291 | 8.34 | 5,273 |
| Qualified XXVI | 1,167.203 | 8.29 | 9,676 |
| Qualified XXVIII | 33,376.720 | 6.47 | 215,947 |
| Qualified XXXII | 2,054.078 | 8.19 | 16,823 |
| Qualified XXXVI | 449.317 | 8.40 | 3,774 |
| Qualified XXXVIII | 5,926.451 | 6.45 | 38,226 |
| Qualified XLIII | 137.608 | 6.43 | 885 |
| Qualified LIII | 41,497.499 | 8.48 | 351,899 |
| Qualified LIV | 26,857.521 | 8.42 | 226,140 |
| Qualified LVI | 43,270.256 | 8.51 | 368,230 |
| | 4,568,610.340 | | $ 37,936,458 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 110,404.498 | $ 8.36 | $ 922,982 |
| ING MAP PLUS NP4 | 779.322 | 8.32 | 6,484 |
| ING MAP PLUS NP6 | 5,176.036 | 8.29 | 42,909 |
| ING MAP PLUS NP8 | 176,524.452 | 8.26 | 1,458,092 |
| ING MAP PLUS NP9 | 99,664.208 | 8.24 | 821,233 |
| ING MAP PLUS NP10 | 76,647.795 | 8.23 | 630,811 |
| ING MAP PLUS NP11 | 50,713.468 | 8.21 | 416,358 |
| ING MAP PLUS NP12 | 95,572.394 | 8.20 | 783,694 |
| ING MAP PLUS NP13 | 20,938.978 | 8.18 | 171,281 |
| ING MAP PLUS NP14 | 73,308.256 | 8.17 | 598,928 |
| ING MAP PLUS NP15 | 65,763.459 | 8.15 | 535,972 |
| ING MAP PLUS NP16 | 45,201.471 | 8.14 | 367,940 |
| ING MAP PLUS NP17 | 66,359.787 | 8.12 | 538,841 |
| ING MAP PLUS NP18 | 5,461.515 | 8.11 | 44,293 |
| ING MAP PLUS NP19 | 39,442.871 | 8.09 | 319,093 |
| ING MAP PLUS NP20 | 13,915.837 | 8.08 | 112,440 |
| ING MAP PLUS NP21 | 62,444.439 | 8.06 | 503,302 |
| ING MAP PLUS NP22 | 20,144.602 | 8.05 | 162,164 |
| ING MAP PLUS NP23 | 25,176.918 | 8.03 | 202,171 |
| ING MAP PLUS NP24 | 21,989.812 | 8.02 | 176,358 |
| ING MAP PLUS NP25 | 6,247.198 | 8.00 | 49,978 |
| ING MAP PLUS NP26 | 13,786.498 | 7.99 | 110,154 |
| ING MAP PLUS NP27 | 38,382.458 | 7.97 | 305,908 |
| ING MAP PLUS NP28 | 9,501.020 | 7.96 | 75,628 |
| ING MAP PLUS NP29 | 18,715.390 | 7.94 | 148,600 |
| ING MAP PLUS NP30 | 5,965.784 | 7.93 | 47,309 |
| ING MAP PLUS NP32 | 1,280.341 | 7.90 | 10,115 |
| Qualified XXXV | 26,678.097 | 7.66 | 204,354 |
| | 1,196,186.904 | | $ 9,767,392 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 753,836.188 | $ 8.07 | $ 6,083,458 |
| Qualified X (1.15) | 14,092.698 | 8.10 | 114,151 |
| Qualified X (1.25) | 61,689.674 | 8.07 | 497,836 |
| Qualified XII (0.00) | 14,316.167 | 8.45 | 120,972 |
| Qualified XII (0.05) | 330,457.848 | 8.44 | 2,789,064 |
| Qualified XII (0.25) | 853.268 | 8.37 | 7,142 |
| Qualified XII (0.30) | 113,613.116 | 8.36 | 949,806 |
| Qualified XII (0.35) | 139,376.776 | 8.34 | 1,162,402 |
| Qualified XII (0.40) | 30,561.882 | 8.33 | 254,580 |
| Qualified XII (0.50) | 228,490.035 | 8.29 | 1,894,182 |
| Qualified XII (0.55) | 40,252.894 | 8.28 | 333,294 |
| Qualified XII (0.60) | 139,208.884 | 8.26 | 1,149,865 |
| Qualified XII (0.65) | 10,473.320 | 8.25 | 86,405 |
| Qualified XII (0.70) | 144,870.671 | 8.23 | 1,192,286 |
| Qualified XII (0.75) | 67,801.050 | 8.22 | 557,325 |
| Qualified XII (0.80) | 16,141.002 | 8.20 | 132,356 |
| Qualified XII (0.85) | 293,653.917 | 8.19 | 2,405,026 |
| Qualified XII (0.90) | 76,061.985 | 8.17 | 621,426 |
| Qualified XII (0.95) | 155,506.740 | 8.16 | 1,268,935 |
| Qualified XII (1.00) | 282,299.204 | 8.14 | 2,297,916 |
| Qualified XII (1.05) | 26,444.974 | 8.13 | 214,998 |
| Qualified XII (1.10) | 56,998.039 | 8.11 | 462,254 |
| Qualified XII (1.15) | 60,944.949 | 8.10 | 493,654 |
| Qualified XII (1.20) | 11,383.151 | 8.08 | 91,976 |
| Qualified XII (1.25) | 63,052.761 | 8.07 | 508,836 |
| Qualified XII (1.30) | 1,997.252 | 8.05 | 16,078 |
| Qualified XII (1.35) | 17.194 | 8.04 | 138 |
| Qualified XII (1.40) | 15,217.085 | 8.02 | 122,041 |
| Qualified XII (1.45) | 431.740 | 8.01 | 3,458 |
| Qualified XII (1.50) | 2,270.003 | 7.99 | 18,137 |
| Qualified XIII | 1,187.114 | 8.16 | 9,687 |
| Qualified XV | 24.038 | 8.16 | 196 |
| Qualified XVI | 54,863.004 | 7.99 | 438,355 |
| Qualified XVIII | 2,071.732 | 8.07 | 16,719 |
| Qualified XXI | 51,405.283 | 8.20 | 421,523 |
| Qualified XXV | 8,141.738 | 8.22 | 66,925 |
| Qualified XXVI | 343.404 | 8.17 | 2,806 |
| Qualified XXXII | 2,323.994 | 8.07 | 18,755 |
| Qualified XXXVI | 6,412.873 | 8.28 | 53,099 |
| Qualified XXXVIII | 24,052.483 | 6.13 | 147,442 |
| Qualified XLIII | 1,785.065 | 6.11 | 10,907 |
| Qualified LIII | 25,362.072 | 8.35 | 211,773 |
| Qualified LIV | 18,919.680 | 8.30 | 157,033 |
| Qualified LVI | 34,912.505 | 8.39 | 292,916 |
| Qualified LIX | 1,511.811 | 8.31 | 12,563 |
| | 3,385,631.263 | | $ 27,710,696 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 189,549.634 | $ 8.26 | $ 1,565,680 |
| ING MAP PLUS NP3 | 363.137 | 8.23 | 2,989 |
| ING MAP PLUS NP4 | 2,828.613 | 8.21 | 23,223 |
| ING MAP PLUS NP6 | 13,506.242 | 8.18 | 110,481 |
| ING MAP PLUS NP8 | 163,988.913 | 8.15 | 1,336,510 |
| ING MAP PLUS NP9 | 49,390.160 | 8.14 | 402,036 |
| ING MAP PLUS NP10 | 18,535.268 | 8.12 | 150,506 |
| ING MAP PLUS NP11 | 42,430.165 | 8.11 | 344,109 |
| ING MAP PLUS NP12 | 17,806.022 | 8.09 | 144,051 |
| ING MAP PLUS NP13 | 14,433.712 | 8.08 | 116,624 |
| ING MAP PLUS NP14 | 42,550.247 | 8.06 | 342,955 |
| ING MAP PLUS NP15 | 61,318.513 | 8.05 | 493,614 |
| ING MAP PLUS NP16 | 4,053.122 | 8.03 | 32,547 |
| ING MAP PLUS NP17 | 27,120.244 | 8.02 | 217,504 |
| ING MAP PLUS NP18 | 846.134 | 8.00 | 6,769 |
| ING MAP PLUS NP19 | 18,195.118 | 7.99 | 145,379 |
| ING MAP PLUS NP20 | 3,511.225 | 7.97 | 27,984 |
| ING MAP PLUS NP21 | 35,170.114 | 7.96 | 279,954 |
| ING MAP PLUS NP22 | 12,970.842 | 7.95 | 103,118 |
| ING MAP PLUS NP23 | 16,113.739 | 7.93 | 127,782 |
| ING MAP PLUS NP24 | 10,672.920 | 7.92 | 84,530 |
| ING MAP PLUS NP25 | 6,257.967 | 7.90 | 49,438 |
| ING MAP PLUS NP26 | 11,664.665 | 7.89 | 92,034 |
| ING MAP PLUS NP27 | 2,030.831 | 7.87 | 15,983 |
| ING MAP PLUS NP28 | 3,420.253 | 7.86 | 26,883 |
| ING MAP PLUS NP29 | 16,423.205 | 7.84 | 128,758 |
| ING MAP PLUS NP30 | 4,835.649 | 7.83 | 37,863 |
| ING MAP PLUS NP32 | 3,794.905 | 7.80 | 29,600 |
| Qualified XXXV | 3,498.564 | 7.43 | 25,994 |
| | 797,280.123 | | $ 6,464,898 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 587,537.146 | $ 7.95 | $ 4,670,920 |
| Qualified X (1.15) | 5,144.060 | 7.98 | 41,050 |
| Qualified X (1.25) | 31,958.003 | 7.95 | 254,066 |
| Qualified XII (0.00) | 4,131.246 | 8.32 | 34,372 |
| Qualified XII (0.05) | 187,679.667 | 8.32 | 1,561,495 |
| Qualified XII (0.30) | 100,303.819 | 8.23 | 825,500 |
| Qualified XII (0.35) | 16,962.620 | 8.22 | 139,433 |
| Qualified XII (0.40) | 20,618.717 | 8.20 | 169,073 |
| Qualified XII (0.50) | 149,502.699 | 8.17 | 1,221,437 |
| Qualified XII (0.55) | 23,976.308 | 8.16 | 195,647 |
| Qualified XII (0.60) | 70,951.878 | 8.14 | 577,548 |
| Qualified XII (0.65) | 12,258.554 | 8.13 | 99,662 |
| Qualified XII (0.70) | 108,425.379 | 8.11 | 879,330 |
| Qualified XII (0.75) | 53,974.485 | 8.10 | 437,193 |
| Qualified XII (0.80) | 4,802.991 | 8.08 | 38,808 |
| Qualified XII (0.85) | 205,962.627 | 8.07 | 1,662,118 |
| Qualified XII (0.90) | 21,630.005 | 8.05 | 174,122 |
| Qualified XII (0.95) | 129,544.760 | 8.04 | 1,041,540 |
| Qualified XII (1.00) | 165,753.158 | 8.02 | 1,329,340 |
| Qualified XII (1.05) | 15,800.813 | 8.01 | 126,565 |
| Qualified XII (1.10) | 55,699.569 | 7.99 | 445,040 |
| Qualified XII (1.15) | 25,773.380 | 7.98 | 205,672 |
| Qualified XII (1.20) | 13,002.891 | 7.96 | 103,503 |
| Qualified XII (1.25) | 40,658.420 | 7.95 | 323,234 |
| Qualified XII (1.30) | 1,916.261 | 7.93 | 15,196 |
| Qualified XII (1.35) | 12.544 | 7.92 | 99 |
| Qualified XII (1.40) | 22,707.453 | 7.91 | 179,616 |
| Qualified XII (1.45) | 252.006 | 7.89 | 1,988 |
| Qualified XIII | 97.558 | 8.04 | 784 |
| Qualified XV | 2,225.032 | 8.04 | 17,889 |
| Qualified XVI | 24,995.551 | 7.88 | 196,965 |
| Qualified XXI | 14,260.340 | 8.08 | 115,224 |
| Qualified XXV | 1,735.465 | 8.10 | 14,057 |
| Qualified XXVI | 1,594.866 | 8.05 | 12,839 |
| Qualified XXVIII | 9,152.521 | 5.89 | 53,908 |
| Qualified XXXVI | 11,959.161 | 8.16 | 97,587 |
| Qualified XXXVIII | 5,051.361 | 5.84 | 29,500 |
| Qualified XLIII | 2,946.567 | 5.82 | 17,149 |
| Qualified LIII | 10,083.341 | 8.23 | 82,986 |
| Qualified LIV | 12,034.692 | 8.18 | 98,444 |
| Qualified LVI | 23,132.414 | 8.27 | 191,305 |
| Qualified LIX | 743.447 | 8.19 | 6,089 |
| | 2,196,953.775 | | $ 17,688,293 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Solution Growth and Income Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 32,180.847 | $ | 7.64 | $ | 245,862 |
| Qualified XII (0.50) | 427.777 | | 7.67 | | 3,281 |
| Qualified XII (0.60) | 132.494 | | 7.67 | | 1,016 |
| Qualified XII (0.65) | 41.975 | | 7.67 | | 322 |
| Qualified XII (0.70) | 2,161.829 | | 7.66 | | 16,560 |
| Qualified XII (0.80) | 2,250.688 | | 7.66 | | 17,240 |
| Qualified XII (0.85) | 2,658.285 | | 7.66 | | 20,362 |
| Qualified XII (0.95) | 17.980 | | 7.65 | | 138 |
| Qualified XII (1.00) | 21,087.485 | | 7.65 | | 161,319 |
| Qualified XII (1.10) | 2,890.971 | | 7.64 | | 22,087 |
| Qualified XII (1.25) | 4,029.936 | | 7.64 | | 30,789 |
| Qualified XII (1.40) | 264.853 | | 7.63 | | 2,021 |
| Qualified LIV | 98.868 | | 7.66 | | 757 |
| Qualified LVI | 13,442.432 | | 7.69 | | 103,372 |
| | 81,686.420 | | | $ | 625,126 |
| | | | | | |
| **ING Solution Growth Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 10,721.602 | $ | 6.91 | $ | 74,086 |
| Qualified XII (0.70) | 5,381.584 | | 6.94 | | 37,348 |
| Qualified XII (0.80) | 11.280 | | 6.93 | | 78 |
| Qualified XII (0.85) | 607.313 | | 6.93 | | 4,209 |
| Qualified XII (0.90) | 156.512 | | 6.93 | | 1,085 |
| Qualified XII (0.95) | 2,050.000 | | 6.93 | | 14,207 |
| Qualified XII (1.00) | 1,119.089 | | 6.93 | | 7,755 |
| Qualified XII (1.05) | 26.488 | | 6.92 | | 183 |
| Qualified XII (1.10) | 6.019 | | 6.92 | | 42 |
| Qualified XII (1.25) | 177.735 | | 6.91 | | 1,228 |
| Qualified XV | 45.698 | | 6.93 | | 317 |
| Qualified XLIII | 8.534 | | 6.95 | | 59 |
| Qualified LIV | 100.345 | | 6.93 | | 695 |
| Qualified LVI | 4,649.234 | | 6.96 | | 32,359 |
| | 25,061.433 | | | $ | 173,651 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Solution Income Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP1 | 11,460.677 | $ | 9.68 | $ | 110,939 |
| ING MAP PLUS NP4 | 8.096 | | 9.63 | | 78 |
| ING MAP PLUS NP6 | 36,734.582 | | 9.59 | | 352,285 |
| ING MAP PLUS NP8 | 164,589.865 | | 9.56 | | 1,573,479 |
| ING MAP PLUS NP9 | 35,314.473 | | 9.54 | | 336,900 |
| ING MAP PLUS NP10 | 305,682.724 | | 9.52 | | 2,910,100 |
| ING MAP PLUS NP11 | 25,950.507 | | 9.50 | | 246,530 |
| ING MAP PLUS NP12 | 23,709.744 | | 9.49 | | 225,005 |
| ING MAP PLUS NP13 | 14,236.091 | | 9.47 | | 134,816 |
| ING MAP PLUS NP14 | 13,820.551 | | 9.45 | | 130,604 |
| ING MAP PLUS NP15 | 19,677.624 | | 9.43 | | 185,560 |
| ING MAP PLUS NP16 | 26,895.602 | | 9.42 | | 253,357 |
| ING MAP PLUS NP17 | 1,081.470 | | 9.40 | | 10,166 |
| ING MAP PLUS NP18 | 6,180.926 | | 9.38 | | 57,977 |
| ING MAP PLUS NP19 | 17,525.226 | | 9.36 | | 164,036 |
| ING MAP PLUS NP21 | 31,729.571 | | 9.33 | | 296,037 |
| ING MAP PLUS NP22 | 15,325.220 | | 9.31 | | 142,678 |
| ING MAP PLUS NP23 | 739.978 | | 9.30 | | 6,882 |
| ING MAP PLUS NP24 | 22,859.388 | | 9.28 | | 212,135 |
| ING MAP PLUS NP25 | 1,467.154 | | 9.26 | | 13,586 |
| ING MAP PLUS NP26 | 1,011.438 | | 9.25 | | 9,356 |
| ING MAP PLUS NP28 | 568.230 | | 9.21 | | 5,233 |
| ING MAP PLUS NP29 | 1,360.953 | | 9.19 | | 12,507 |
| Qualified XXXV | 76,422.111 | | 9.40 | | 718,368 |
| | 854,352.201 | | | $ | 8,108,614 |
| **ING Solution Income Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 428.173 | $ | 9.34 | $ | 3,999 |
| Qualified VI | 196,648.931 | | 9.34 | | 1,836,701 |
| Qualified X (1.15) | 16,264.626 | | 9.38 | | 152,562 |
| Qualified X (1.25) | 83,878.663 | | 9.34 | | 783,427 |
| Qualified XII (0.00) | 284.612 | | 9.78 | | 2,784 |
| Qualified XII (0.05) | 47,168.619 | | 9.78 | | 461,309 |
| Qualified XII (0.30) | 91,871.050 | | 9.68 | | 889,312 |
| Qualified XII (0.35) | 5,920.575 | | 9.66 | | 57,193 |
| Qualified XII (0.40) | 1,170.330 | | 9.64 | | 11,282 |
| Qualified XII (0.50) | 53,963.051 | | 9.60 | | 518,045 |
| Qualified XII (0.55) | 6,853.338 | | 9.59 | | 65,724 |
| Qualified XII (0.60) | 27,938.770 | | 9.57 | | 267,374 |
| Qualified XII (0.65) | 5,293.895 | | 9.55 | | 50,557 |
| Qualified XII (0.70) | 12,606.163 | | 9.53 | | 120,137 |
| Qualified XII (0.75) | 7,502.477 | | 9.52 | | 71,424 |
| Qualified XII (0.85) | 22,487.914 | | 9.48 | | 213,185 |
| Qualified XII (0.90) | 713.198 | | 9.46 | | 6,747 |
| Qualified XII (0.95) | 20,663.996 | | 9.45 | | 195,275 |
| Qualified XII (1.00) | 64,790.098 | | 9.43 | | 610,971 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Service Class** | | | |
| **(continued)** | | | |
| Qualified XII (1.05) | 8,685.515 | $ 9.41 | $ 81,731 |
| Qualified XII (1.10) | 6,426.589 | 9.39 | 60,346 |
| Qualified XII (1.15) | 4.779 | 9.38 | 45 |
| Qualified XII (1.20) | 36.928 | 9.36 | 346 |
| Qualified XII (1.25) | 5,441.987 | 9.34 | 50,828 |
| Qualified XII (1.40) | 662.258 | 9.29 | 6,152 |
| Qualified XII (1.45) | 193.656 | 9.27 | 1,795 |
| Qualified XVI | 1,113.215 | 9.26 | 10,308 |
| Qualified XVIII | 5,698.953 | 9.34 | 53,228 |
| Qualified XXI | 2,431.337 | 9.50 | 23,098 |
| Qualified XXVIII | 66.041 | 8.35 | 551 |
| Qualified XXXII | 1,177.952 | 9.34 | 11,002 |
| Qualified LIV | 122.592 | 9.61 | 1,178 |
| Qualified LVI | 34,010.973 | 9.72 | 330,587 |
| | 732,521.254 | | $ 6,949,203 |
| | | | |
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 29,596.662 | $ 7.17 | $ 212,208 |
| | | | |
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 65,104.697 | $ 7.65 | $ 498,051 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,460.574 | 7.52 | 10,984 |
| ING MAP PLUS NP8 | 927.701 | 6.86 | 6,364 |
| ING MAP PLUS NP15 | 597.180 | 6.78 | 4,049 |
| ING MAP PLUS NP17 | 449.676 | 6.76 | 3,040 |
| ING MAP PLUS NP18 | 1,119.806 | 6.75 | 7,559 |
| ING MAP PLUS NP20 | 3,284.584 | 6.73 | 22,105 |
| ING MAP PLUS NP22 | 4,991.280 | 6.71 | 33,491 |
| ING MAP PLUS NP25 | 21.207 | 6.68 | 142 |
| ING MAP PLUS NP26 | 43.601 | 6.67 | 291 |
| ING MAP PLUS NP28 | 3,352.979 | 6.65 | 22,297 |
| ING MAP PLUS NP29 | 796.681 | 6.64 | 5,290 |
| Qualified V | 1,926.147 | 7.47 | 14,388 |
| Qualified VI | 9,772,481.320 | 7.52 | 73,489,060 |
| Qualified VIII | 15,263.358 | 7.51 | 114,628 |
| Qualified X (1.15) | 449,141.695 | 7.54 | 3,386,528 |
| Qualified X (1.25) | 604,355.008 | 7.52 | 4,544,750 |
| Qualified XII (0.00) | 24,513.651 | 8.16 | 200,031 |
| Qualified XII (0.05) | 158,005.674 | 8.15 | 1,287,746 |
| Qualified XII (0.10) | 580.341 | 7.86 | 4,561 |
| Qualified XII (0.20) | 109,613.504 | 7.83 | 858,274 |
| Qualified XII (0.25) | 28,558.487 | 7.81 | 223,042 |
| Qualified XII (0.30) | 188,320.668 | 7.80 | 1,468,901 |
| Qualified XII (0.35) | 39,391.000 | 7.78 | 306,462 |
| Qualified XII (0.40) | 102,984.089 | 7.77 | 800,186 |
| Qualified XII (0.45) | 891.637 | 7.75 | 6,910 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.50) | 574,121.233 | $ 7.99 | $ 4,587,229 |
| Qualified XII (0.55) | 209,937.768 | 7.92 | 1,662,707 |
| Qualified XII (0.60) | 219,117.929 | 7.71 | 1,689,399 |
| Qualified XII (0.65) | 519,114.519 | 7.69 | 3,991,991 |
| Qualified XII (0.70) | 320,539.871 | 7.68 | 2,461,746 |
| Qualified XII (0.75) | 632,228.406 | 7.66 | 4,842,870 |
| Qualified XII (0.80) | 893,653.847 | 7.89 | 7,050,929 |
| Qualified XII (0.85) | 985,768.906 | 7.63 | 7,521,417 |
| Qualified XII (0.90) | 78,804.125 | 7.86 | 619,400 |
| Qualified XII (0.95) | 971,117.104 | 7.60 | 7,380,490 |
| Qualified XII (1.00) | 2,328,633.046 | 7.84 | 18,256,483 |
| Qualified XII (1.05) | 203,871.573 | 7.82 | 1,594,276 |
| Qualified XII (1.10) | 235,938.134 | 7.81 | 1,842,677 |
| Qualified XII (1.15) | 185,791.220 | 7.78 | 1,445,456 |
| Qualified XII (1.20) | 60,842.008 | 7.53 | 458,140 |
| Qualified XII (1.25) | 167,991.054 | 7.75 | 1,301,931 |
| Qualified XII (1.30) | 13,901.935 | 7.73 | 107,462 |
| Qualified XII (1.35) | 11,993.813 | 7.49 | 89,834 |
| Qualified XII (1.40) | 55,676.391 | 7.47 | 415,903 |
| Qualified XII (1.45) | 4,745.567 | 7.46 | 35,402 |
| Qualified XII (1.50) | 11,581.075 | 7.44 | 86,163 |
| Qualified XIII | 24.866 | 7.60 | 189 |
| Qualified XV | 94,485.232 | 7.60 | 718,088 |
| Qualified XVI | 220,931.461 | 7.44 | 1,643,730 |
| Qualified XVII | 14,496.355 | 7.52 | 109,013 |
| Qualified XVIII | 32,220.206 | 7.52 | 242,296 |
| Qualified XXV | 139,193.967 | 7.66 | 1,066,226 |
| Qualified XXVI | 58,039.735 | 7.62 | 442,263 |
| Qualified XXVII | 4,008,264.746 | 7.64 | 30,623,143 |
| Qualified XXVIII | 458,591.603 | 7.64 | 3,503,640 |
| Qualified XXXII | 17,665.652 | 7.52 | 132,846 |
| Qualified XXII | 95.258 | 7.75 | 738 |
| Qualified XXXVI | 71,144.106 | 7.72 | 549,233 |
| Qualified XXXVIII | 192,209.714 | 5.55 | 1,066,764 |
| Qualified XLIII | 18,897.888 | 5.53 | 104,505 |
| Qualified LIII | 256,599.937 | 8.13 | 2,086,157 |
| Qualified LIV | 76,133.905 | 8.08 | 615,162 |
| Qualified LVI | 186,941.583 | 8.17 | 1,527,313 |
| Qualified LIX | 113,452.053 | 7.76 | 880,388 |
| | 26,222,934.336 | | $ 200,072,729 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 2,299.143 | $ 7.91 | $ 18,186 |
| ING MAP PLUS NP8 | 1,352.153 | 7.77 | 10,506 |
| ING MAP PLUS NP11 | 9,310.926 | 7.72 | 71,880 |
| ING MAP PLUS NP12 | 5,339.326 | 7.70 | 41,113 |
| ING MAP PLUS NP20 | 12,722.608 | 7.55 | 96,056 |
| ING MAP PLUS NP26 | 37.995 | 7.44 | 283 |
| Qualified VI | 7.705 | 5.56 | 43 |
| Qualified XII (1.00) | 6,034.208 | 5.66 | 34,154 |
| | 37,104.064 | | $ 272,221 |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 103,133.008 | $ 7.20 | $ 742,558 |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 82,875.859 | $5.91 to $9.90 | $ 736,608 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,182.259 | 8.12 | 25,840 |
| Qualified V | 1,628.782 | 14.83 | 24,155 |
| Qualified VI | 2,863,918.288 | 14.84 | 42,500,547 |
| Qualified VIII | 1,803.238 | 15.14 | 27,301 |
| Qualified X (1.15) | 152,373.054 | 16.85 | 2,567,486 |
| Qualified X (1.25) | 193,057.107 | 16.63 | 3,210,540 |
| Qualified XII (0.00) | 21,905.206 | 10.28 | 225,186 |
| Qualified XII (0.05) | 22,315.507 | 16.30 | 363,743 |
| Qualified XII (0.10) | 204.892 | 10.17 | 2,084 |
| Qualified XII (0.20) | 79,027.050 | 10.06 | 795,012 |
| Qualified XII (0.25) | 3,113.428 | 10.01 | 31,165 |
| Qualified XII (0.30) | 289,012.715 | 9.95 | 2,875,677 |
| Qualified XII (0.35) | 10,910.460 | 9.90 | 108,014 |
| Qualified XII (0.40) | 88,083.941 | 15.02 | 1,323,021 |
| Qualified XII (0.45) | 361.357 | 9.80 | 3,541 |
| Qualified XII (0.50) | 316,428.927 | 10.18 | 3,221,246 |
| Qualified XII (0.55) | 82,227.363 | 9.69 | 796,783 |
| Qualified XII (0.60) | 219,788.133 | 9.64 | 2,118,758 |
| Qualified XII (0.65) | 176,699.754 | 9.59 | 1,694,551 |
| Qualified XII (0.70) | 250,547.829 | 9.54 | 2,390,226 |
| Qualified XII (0.75) | 347,978.751 | 9.49 | 3,302,318 |
| Qualified XII (0.80) | 352,773.086 | 10.40 | 3,668,840 |
| Qualified XII (0.85) | 321,690.549 | 14.38 | 4,625,910 |
| Qualified XII (0.90) | 22,561.831 | 9.99 | 225,393 |
| Qualified XII (0.95) | 774,473.124 | 14.20 | 10,997,518 |
| Qualified XII (1.00) | 877,473.364 | 14.11 | 12,381,149 |
| Qualified XII (1.05) | 68,507.693 | 14.02 | 960,478 |
| Qualified XII (1.10) | 69,701.755 | 13.94 | 971,642 |
| Qualified XII (1.15) | 63,751.910 | 13.85 | 882,964 |
| Qualified XII (1.20) | 19,536.759 | 13.76 | 268,826 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.25) | 85,841.534 | $ 13.67 | $ 1,173,454 |
| Qualified XII (1.30) | 5,199.026 | 13.59 | 70,655 |
| Qualified XII (1.35) | 2,264.842 | 13.50 | 30,575 |
| Qualified XII (1.40) | 12,536.661 | 13.42 | 168,242 |
| Qualified XII (1.45) | 2,101.446 | 13.33 | 28,012 |
| Qualified XII (1.50) | 1,334.940 | 13.25 | 17,688 |
| Qualified XIII | 205.223 | 15.41 | 3,162 |
| Qualified XV | 5,829.199 | 15.39 | 89,711 |
| Qualified XVI | 104,429.728 | 14.41 | 1,504,832 |
| Qualified XVII | 9,893.265 | 14.84 | 146,816 |
| Qualified XVIII | 10,681.473 | 16.63 | 177,633 |
| Qualified XXI | 44,470.566 | 15.61 | 694,186 |
| Qualified XXV | 12,784.682 | 15.47 | 197,779 |
| Qualified XXVI | 11,625.760 | 15.28 | 177,642 |
| Qualified XXVII | 1,193,388.078 | 17.48 | 20,860,424 |
| Qualified XXVIII | 630,309.015 | 17.43 | 10,986,286 |
| Qualified XXXII | 7,793.540 | 8.20 | 63,907 |
| Qualified XXXIII (0.65) | 9,513.059 | 8.42 | 80,100 |
| Qualified XXII | 51.391 | 15.98 | 821 |
| Qualified XXXVI | 10,647.351 | 8.48 | 90,290 |
| Qualified XXXVIII | 75,352.713 | 5.65 | 425,743 |
| Qualified XLIII | 4,117.563 | 5.63 | 23,182 |
| Qualified LIII | 35,576.889 | 8.12 | 288,884 |
| Qualified LIV | 54,368.595 | 8.07 | 438,755 |
| Qualified LVI | 81,168.527 | 8.16 | 662,335 |
| Qualified LIX | 5,578.472 | 8.56 | 47,752 |
| | 10,194,977.509 | | $ 141,775,388 |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 9,729.579 | $ 8.15 | $ 79,296 |
| ING MAP PLUS NP8 | 2,221.898 | 8.01 | 17,797 |
| ING MAP PLUS NP9 | 3,000.922 | 7.99 | 23,977 |
| ING MAP PLUS NP10 | 14,305.163 | 7.97 | 114,012 |
| ING MAP PLUS NP11 | 43,179.800 | 7.95 | 343,279 |
| ING MAP PLUS NP15 | 10,111.924 | 7.87 | 79,581 |
| ING MAP PLUS NP17 | 11,813.235 | 7.84 | 92,616 |
| ING MAP PLUS NP19 | 248.904 | 7.80 | 1,941 |
| ING MAP PLUS NP21 | 1,472.347 | 7.76 | 11,425 |
| ING MAP PLUS NP22 | 251.411 | 7.74 | 1,946 |
| ING MAP PLUS NP24 | 169.048 | 7.70 | 1,302 |
| ING MAP PLUS NP25 | 3,085.557 | 7.68 | 23,697 |
| ING MAP PLUS NP26 | 4,265.210 | 7.66 | 32,672 |
| ING MAP PLUS NP27 | 467.224 | 7.65 | 3,574 |
| ING MAP PLUS NP30 | 1,854.621 | 7.59 | 14,077 |
| ING MAP PLUS NP32 | 13.079 | 7.55 | 99 |
| Qualified XII (1.00) | 19,947.190 | 8.84 | 176,333 |
| | 126,137.112 | | $ 1,017,624 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 22,686.761 | $ 6.31 | $ 143,153 |
| | | | |
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 222,835.570 | $6.23 to $6.25 | $ 1,392,420 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 137.643 | 6.28 | 864 |
| Qualified V | 1,445.339 | 6.28 | 9,077 |
| Qualified VI | 2,950,264.500 | 6.28 | 18,527,661 |
| Qualified VIII | 26,256.503 | 6.28 | 164,891 |
| Qualified X (1.15) | 309,317.390 | 6.29 | 1,945,606 |
| Qualified X (1.25) | 229,208.244 | 6.28 | 1,439,428 |
| Qualified XII (0.00) | 6,547.036 | 6.34 | 41,508 |
| Qualified XII (0.05) | 43,786.944 | 6.30 | 275,858 |
| Qualified XII (0.10) | 481.782 | 6.34 | 3,055 |
| Qualified XII (0.20) | 35,676.618 | 6.33 | 225,833 |
| Qualified XII (0.25) | 6,036.496 | 6.33 | 38,211 |
| Qualified XII (0.30) | 54,109.878 | 6.33 | 342,516 |
| Qualified XII (0.35) | 5,716.506 | 6.33 | 36,185 |
| Qualified XII (0.40) | 17,867.786 | 6.32 | 112,924 |
| Qualified XII (0.45) | 152.935 | 6.32 | 967 |
| Qualified XII (0.50) | 245,016.715 | 6.32 | 1,548,506 |
| Qualified XII (0.55) | 73,809.774 | 6.32 | 466,478 |
| Qualified XII (0.60) | 49,258.454 | 6.32 | 311,313 |
| Qualified XII (0.65) | 504,314.586 | 6.31 | 3,182,225 |
| Qualified XII (0.70) | 243,350.930 | 6.31 | 1,535,544 |
| Qualified XII (0.75) | 187,578.593 | 6.31 | 1,183,621 |
| Qualified XII (0.80) | 385,344.732 | 6.31 | 2,431,525 |
| Qualified XII (0.85) | 549,115.100 | 6.30 | 3,459,425 |
| Qualified XII (0.90) | 31,935.903 | 6.30 | 201,196 |
| Qualified XII (0.95) | 378,454.552 | 6.30 | 2,384,264 |
| Qualified XII (1.00) | 1,233,293.921 | 6.30 | 7,769,752 |
| Qualified XII (1.05) | 54,247.226 | 6.29 | 341,215 |
| Qualified XII (1.10) | 47,146.998 | 6.29 | 296,555 |
| Qualified XII (1.15) | 64,548.259 | 6.29 | 406,009 |
| Qualified XII (1.20) | 6,568.135 | 6.29 | 41,314 |
| Qualified XII (1.25) | 45,956.723 | 6.28 | 288,608 |
| Qualified XII (1.30) | 2,079.852 | 6.28 | 13,061 |
| Qualified XII (1.35) | 16.311 | 6.28 | 102 |
| Qualified XII (1.40) | 11,536.404 | 6.28 | 72,449 |
| Qualified XII (1.45) | 2,351.694 | 6.28 | 14,769 |
| Qualified XII (1.50) | 4,559.169 | 6.27 | 28,586 |
| Qualified XV | 55,720.524 | 6.30 | 351,039 |
| Qualified XVI | 86,034.766 | 6.27 | 539,438 |
| Qualified XVII | 859.826 | 6.28 | 5,400 |
| Qualified XVIII | 11,960.734 | 6.28 | 75,113 |
| Qualified XXV | 7,439.488 | 6.31 | 46,943 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XXVI | 1,690.062 | $ 6.30 | $ 10,647 |
| Qualified XXVII | 3,048,126.814 | 6.25 | 19,050,793 |
| Qualified XXVIII | 561,920.614 | 6.25 | 3,512,004 |
| Qualified XXXII | 47,388.177 | 6.28 | 297,598 |
| Qualified XXXIII (0.65) | 46.063 | 6.31 | 291 |
| Qualified XXXVI | 26,651.296 | 6.32 | 168,436 |
| Qualified XXXVIII | 75,532.352 | 6.34 | 478,875 |
| Qualified XLIII | 75.188 | 6.32 | 475 |
| Qualified LIII | 28,930.380 | 6.32 | 182,840 |
| Qualified LIV | 25,434.843 | 6.31 | 160,494 |
| Qualified LVI | 16,456.242 | 6.33 | 104,168 |
| Qualified LIX | 14,277.655 | 6.32 | 90,235 |
| | 12,038,870.225 | | $ 75,608,310 |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 2,445.205 | $ 7.71 | $ 18,853 |
| ING MAP PLUS NP12 | 276.746 | 7.60 | 2,103 |
| ING MAP PLUS NP23 | 597.656 | 7.49 | 4,476 |
| ING MAP PLUS NP25 | 1,871.505 | 7.47 | 13,980 |
| ING MAP PLUS NP29 | 115.704 | 7.43 | 860 |
| | 5,306.816 | | $ 40,272 |
| **ING Thornburg Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 39,135.088 | $ 7.53 | $ 294,687 |
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 48,257.708 | $4.48 to $17.41 | $ 417,286 |
| Contracts in accumulation period: | | | |
| Qualified V | 694.422 | 17.07 | 11,854 |
| Qualified VI | 863,983.811 | 17.41 | 15,041,958 |
| Qualified VIII | 3,451.025 | 14.95 | 51,593 |
| Qualified X (1.15) | 35,736.190 | 7.65 | 273,382 |
| Qualified X (1.25) | 105,253.053 | 7.57 | 796,766 |
| Qualified XII (0.00) | 3,619.936 | 8.74 | 31,638 |
| Qualified XII (0.05) | 10,204.558 | 19.12 | 195,111 |
| Qualified XII (0.10) | 73.960 | 8.65 | 640 |
| Qualified XII (0.20) | 23,159.458 | 8.56 | 198,245 |
| Qualified XII (0.25) | 1,181.615 | 8.52 | 10,067 |
| Qualified XII (0.30) | 52,011.639 | 8.47 | 440,539 |
| Qualified XII (0.35) | 2,014.687 | 8.43 | 16,984 |
| Qualified XII (0.40) | 9,541.515 | 12.31 | 117,456 |
| Qualified XII (0.45) | 5.885 | 8.34 | 49 |
| Qualified XII (0.50) | 75,191.998 | 8.80 | 661,690 |
| Qualified XII (0.55) | 48,395.278 | 8.25 | 399,261 |
| Qualified XII (0.60) | 27,438.302 | 8.20 | 224,994 |
| Qualified XII (0.65) | 84,038.743 | 8.16 | 685,756 |
| Qualified XII (0.70) | 82,621.696 | 8.12 | 670,888 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class (continued)** | | | | | |
| Qualified XII (0.75) | 181,449.587 | $ | 8.08 | $ | 1,466,113 |
| Qualified XII (0.80) | 153,636.359 | | 9.09 | | 1,396,555 |
| Qualified XII (0.85) | 242,543.494 | | 11.79 | | 2,859,588 |
| Qualified XII (0.90) | 15,424.877 | | 8.70 | | 134,196 |
| Qualified XII (0.95) | 165,116.680 | | 11.64 | | 1,921,958 |
| Qualified XII (1.00) | 596,197.474 | | 11.56 | | 6,892,043 |
| Qualified XII (1.05) | 33,324.064 | | 11.49 | | 382,894 |
| Qualified XII (1.10) | 39,511.623 | | 11.42 | | 451,223 |
| Qualified XII (1.15) | 32,102.014 | | 11.35 | | 364,358 |
| Qualified XII (1.20) | 11,151.111 | | 11.28 | | 125,785 |
| Qualified XII (1.25) | 20,170.383 | | 11.21 | | 226,110 |
| Qualified XII (1.30) | 1,281.506 | | 11.13 | | 14,263 |
| Qualified XII (1.40) | 10,669.888 | | 10.99 | | 117,262 |
| Qualified XII (1.45) | 1,276.794 | | 10.93 | | 13,955 |
| Qualified XII (1.50) | 474.398 | | 10.86 | | 5,152 |
| Qualified XV | 13,688.306 | | 18.05 | | 247,074 |
| Qualified XVI | 19,684.205 | | 16.91 | | 332,860 |
| Qualified XVII | 180.937 | | 17.41 | | 3,150 |
| Qualified XVIII | 4,106.223 | | 7.57 | | 31,084 |
| Qualified XXV | 5,893.676 | | 18.14 | | 106,911 |
| Qualified XXVI | 2,012.571 | | 17.92 | | 36,065 |
| Qualified XXVII | 905,418.855 | | 21.60 | | 19,557,047 |
| Qualified XXVIII | 171,755.603 | | 21.54 | | 3,699,616 |
| Qualified XXXII | 2,411.648 | | 8.41 | | 20,282 |
| Qualified XXXVI | 9,131.097 | | 7.35 | | 67,114 |
| Qualified XXXVIII | 45,982.728 | | 5.74 | | 263,941 |
| Qualified XLIII | 314.509 | | 5.72 | | 1,799 |
| Qualified LIII | 19,225.491 | | 8.07 | | 155,150 |
| Qualified LIV | 22,881.355 | | 8.01 | | 183,280 |
| Qualified LVI | 15,771.011 | | 8.10 | | 127,745 |
| Qualified LIX | 4,690.314 | | 7.42 | | 34,802 |
| | 4,224,354.260 | | | $ | 61,485,532 |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 6,339.471 | $ | 6.75 | $ | 42,791 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 54,403.229 | $7.96 to $8.68 | $ 464,729 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 568.889 | 8.31 | 4,727 |
| Qualified V | 745.292 | 11.11 | 8,280 |
| Qualified VI | 2,251,578.505 | 11.40 | 25,667,995 |
| Qualified VII | 33,642.719 | 9.67 | 325,325 |
| Qualified VIII | 7,248.477 | 9.61 | 69,658 |
| Qualified IX | 2,601.154 | 9.71 | 25,257 |
| Qualified X (1.15) | 74,807.299 | 11.57 | 865,520 |
| Qualified X (1.25) | 186,231.559 | 11.40 | 2,123,040 |
| Qualified XII (0.00) | 7,482.343 | 8.17 | 61,131 |
| Qualified XII (0.05) | 16,899.011 | 12.52 | 211,576 |
| Qualified XII (0.10) | 106.174 | 8.09 | 859 |
| Qualified XII (0.20) | 22,964.434 | 8.00 | 183,715 |
| Qualified XII (0.25) | 16,485.069 | 7.96 | 131,221 |
| Qualified XII (0.30) | 54,021.506 | 7.92 | 427,850 |
| Qualified XII (0.35) | 7,130.429 | 7.88 | 56,188 |
| Qualified XII (0.40) | 5,858.218 | 7.88 | 46,163 |
| Qualified XII (0.45) | 848.570 | 7.79 | 6,610 |
| Qualified XII (0.50) | 137,354.615 | 8.16 | 1,120,814 |
| Qualified XII (0.55) | 48,469.913 | 7.71 | 373,703 |
| Qualified XII (0.60) | 35,708.076 | 7.67 | 273,881 |
| Qualified XII (0.65) | 95,392.332 | 7.63 | 727,843 |
| Qualified XII (0.70) | 117,322.660 | 7.59 | 890,479 |
| Qualified XII (0.75) | 200,877.240 | 7.55 | 1,516,623 |
| Qualified XII (0.80) | 225,785.514 | 8.31 | 1,876,278 |
| Qualified XII (0.85) | 418,815.975 | 7.55 | 3,162,061 |
| Qualified XII (0.90) | 18,341.398 | 8.01 | 146,915 |
| Qualified XII (0.95) | 324,278.693 | 7.45 | 2,415,876 |
| Qualified XII (1.00) | 457,400.229 | 7.41 | 3,389,336 |
| Qualified XII (1.05) | 24,797.785 | 7.36 | 182,512 |
| Qualified XII (1.10) | 24,844.145 | 7.31 | 181,611 |
| Qualified XII (1.15) | 84,565.197 | 7.27 | 614,789 |
| Qualified XII (1.20) | 5,386.756 | 7.22 | 38,892 |
| Qualified XII (1.25) | 35,916.643 | 7.17 | 257,522 |
| Qualified XII (1.30) | 1,068.682 | 7.13 | 7,620 |
| Qualified XII (1.35) | 579.205 | 7.08 | 4,101 |
| Qualified XII (1.40) | 11,581.450 | 7.04 | 81,533 |
| Qualified XII (1.45) | 1,382.340 | 7.00 | 9,676 |
| Qualified XII (1.50) | 1,271.498 | 6.95 | 8,837 |
| Qualified XIII | 1,302.078 | 11.84 | 15,417 |
| Qualified XV | 13,555.201 | 11.82 | 160,222 |
| Qualified XVI | 63,478.550 | 11.07 | 702,708 |
| Qualified XVII | 23,026.789 | 11.40 | 262,505 |
| Qualified XVIII | 12,344.652 | 11.40 | 140,729 |
| Qualified XIX | 2,116.652 | 7.52 | 15,917 |
| Qualified XX | 1,221.398 | 9.88 | 12,067 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XXV | 8,162.276 | $ 11.88 | $ 96,968 |
| Qualified XXVI | 4,162.906 | 11.73 | 48,831 |
| Qualified XXVII | 737,123.533 | 11.03 | 8,130,473 |
| Qualified XXVIII | 368,505.754 | 11.00 | 4,053,563 |
| Qualified XXX | 35,271.256 | 9.68 | 341,426 |
| Qualified XXXII | 57,233.622 | 8.51 | 487,058 |
| Qualified XXIX | 2,133.647 | 9.88 | 21,080 |
| Qualified XXXVI | 30,699.381 | 7.89 | 242,218 |
| Qualified XXXVIII | 57,509.377 | 5.75 | 330,679 |
| Qualified XLIII | 221.002 | 5.74 | 1,269 |
| Qualified LIII | 51,308.906 | 7.80 | 400,209 |
| Qualified LIV | 34,978.379 | 7.75 | 271,082 |
| Qualified LVI | 68,370.968 | 7.84 | 536,028 |
| Qualified LIX | 5,755.778 | 7.97 | 45,874 |
| | 6,593,245.328 | | $ 64,277,069 |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 879.774 | $ 6.56 | $ 5,771 |
| **ING Van Kampen Comstock Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 28,073.823 | $ 7.35 | $ 206,343 |
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 133,747.540 | $7.90 to $8.77 | $ 1,160,663 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,094.800 | 8.21 | 33,618 |
| ING MAP PLUS NP4 | 11,434.239 | 8.38 | 95,819 |
| ING MAP PLUS NP8 | 4,684.008 | 8.30 | 38,877 |
| ING MAP PLUS NP9 | 7,537.168 | 8.28 | 62,408 |
| ING MAP PLUS NP10 | 4.188 | 8.26 | 35 |
| ING MAP PLUS NP11 | 61,633.312 | 8.24 | 507,858 |
| ING MAP PLUS NP15 | 20,106.714 | 8.16 | 164,071 |
| ING MAP PLUS NP17 | 19,079.287 | 8.12 | 154,924 |
| ING MAP PLUS NP18 | 285.867 | 8.10 | 2,316 |
| ING MAP PLUS NP19 | 1,934.853 | 8.08 | 15,634 |
| ING MAP PLUS NP20 | 209.053 | 8.06 | 1,685 |
| ING MAP PLUS NP21 | 3,959.216 | 8.04 | 31,832 |
| ING MAP PLUS NP22 | 1,157.920 | 8.02 | 9,287 |
| ING MAP PLUS NP23 | 15,243.452 | 8.00 | 121,948 |
| ING MAP PLUS NP24 | 1,376.566 | 7.98 | 10,985 |
| ING MAP PLUS NP26 | 642.936 | 7.94 | 5,105 |
| ING MAP PLUS NP28 | 3,541.696 | 7.90 | 27,979 |
| ING MAP PLUS NP29 | 726.835 | 7.88 | 5,727 |
| ING MAP PLUS NP32 | 12.364 | 7.82 | 97 |
| Qualified V | 332.530 | 8.59 | 2,856 |
| Qualified VI | 1,203,907.562 | 8.68 | 10,449,918 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class (continued)** | | | |
| Qualified X (1.15) | 58,062.241 | $ 8.74 | $ 507,464 |
| Qualified X (1.25) | 194,660.495 | 8.68 | 1,689,653 |
| Qualified XII (0.00) | 6,993.468 | 9.44 | 66,018 |
| Qualified XII (0.10) | 104.085 | 9.38 | 976 |
| Qualified XII (0.30) | 24,161.301 | 9.25 | 223,492 |
| Qualified XII (0.35) | 317.299 | 9.22 | 2,926 |
| Qualified XII (0.40) | 11,514.418 | 9.19 | 105,818 |
| Qualified XII (0.50) | 144,880.249 | 9.13 | 1,322,757 |
| Qualified XII (0.55) | 32,182.445 | 9.10 | 292,860 |
| Qualified XII (0.60) | 31,411.432 | 9.07 | 284,902 |
| Qualified XII (0.65) | 150,798.433 | 9.04 | 1,363,218 |
| Qualified XII (0.70) | 46,060.060 | 9.01 | 415,001 |
| Qualified XII (0.75) | 391,246.723 | 8.98 | 3,513,396 |
| Qualified XII (0.80) | 87,715.057 | 8.95 | 785,050 |
| Qualified XII (0.85) | 146,396.450 | 8.92 | 1,305,856 |
| Qualified XII (0.90) | 48,408.234 | 8.89 | 430,349 |
| Qualified XII (0.95) | 114,381.356 | 8.86 | 1,013,419 |
| Qualified XII (1.00) | 626,095.792 | 8.83 | 5,528,426 |
| Qualified XII (1.05) | 22,049.485 | 8.80 | 194,035 |
| Qualified XII (1.10) | 19,116.400 | 8.77 | 167,651 |
| Qualified XII (1.15) | 23,296.578 | 8.74 | 203,612 |
| Qualified XII (1.20) | 4,314.056 | 8.71 | 37,575 |
| Qualified XII (1.25) | 71,894.766 | 8.68 | 624,047 |
| Qualified XII (1.30) | 368.606 | 8.65 | 3,188 |
| Qualified XII (1.35) | 353.655 | 8.62 | 3,049 |
| Qualified XII (1.40) | 2,835.758 | 8.59 | 24,359 |
| Qualified XII (1.45) | 2,224.513 | 8.57 | 19,064 |
| Qualified XII (1.50) | 39.896 | 8.54 | 341 |
| Qualified XV | 2,347.231 | 8.86 | 20,796 |
| Qualified XVI | 29,781.550 | 8.54 | 254,334 |
| Qualified XVII | 1,426.280 | 8.68 | 12,380 |
| Qualified XVIII | 5,263.082 | 8.83 | 46,473 |
| Qualified XXV | 5,120.921 | 8.98 | 45,986 |
| Qualified XXVI | 1,252.291 | 8.89 | 11,133 |
| Qualified XXVII | 824,062.143 | 10.31 | 8,496,081 |
| Qualified XXXII | 3,976.975 | 8.54 | 33,963 |
| Qualified XXXIII (0.65) | 12,509.276 | 9.18 | 114,835 |
| Qualified XXXVIII | 62,696.140 | 6.05 | 379,312 |
| Qualified XLIII | 1,749.904 | 6.03 | 10,552 |
| Qualified LIII | 11,516.753 | 7.62 | 87,758 |
| Qualified LIV | 46,203.527 | 7.57 | 349,761 |
| Qualified LVI | 6,774.528 | 7.65 | 51,825 |
| Qualified LIX | 2,907.562 | 9.24 | 26,866 |
| | 4,775,123.520 | | $ 42,974,199 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio -** **Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 34,718.452 | $ 8.88 | $ 308,300 |
| | | | |
| **ING Van Kampen Equity and Income Portfolio -** **Initial Class** | | | |
| Currently payable annuity contracts: | 317,584.966 | $8.98 to $9.33 | $ 2,953,576 |
| Contracts in accumulation period: | | | |
| Qualified V | 3,158.738 | 9.15 | 28,902 |
| Qualified VI | 7,957,358.243 | 9.20 | 73,207,696 |
| Qualified VIII | 14,126.048 | 9.20 | 129,960 |
| Qualified X (1.15) | 431,866.754 | 9.24 | 3,990,449 |
| Qualified X (1.25) | 786,937.018 | 9.20 | 7,239,821 |
| Qualified XII (0.00) | 26,805.709 | 9.66 | 258,943 |
| Qualified XII (0.05) | 108,398.827 | 10.03 | 1,087,240 |
| Qualified XII (0.10) | 607.334 | 9.62 | 5,843 |
| Qualified XII (0.20) | 146,260.667 | 9.89 | 1,446,518 |
| Qualified XII (0.25) | 12,532.054 | 9.88 | 123,817 |
| Qualified XII (0.30) | 895,039.193 | 9.55 | 8,547,624 |
| Qualified XII (0.35) | 16,731.554 | 9.84 | 164,638 |
| Qualified XII (0.40) | 80,134.634 | 9.81 | 786,121 |
| Qualified XII (0.45) | 147.100 | 9.49 | 1,396 |
| Qualified XII (0.50) | 633,249.921 | 9.82 | 6,218,514 |
| Qualified XII (0.55) | 185,525.004 | 9.74 | 1,807,014 |
| Qualified XII (0.60) | 297,636.020 | 9.72 | 2,893,022 |
| Qualified XII (0.65) | 685,885.081 | 9.42 | 6,461,037 |
| Qualified XII (0.70) | 375,078.507 | 9.66 | 3,623,258 |
| Qualified XII (0.75) | 855,619.147 | 9.38 | 8,025,708 |
| Qualified XII (0.80) | 851,813.675 | 9.70 | 8,262,593 |
| Qualified XII (0.85) | 759,859.608 | 9.69 | 7,363,040 |
| Qualified XII (0.90) | 54,955.419 | 9.66 | 530,869 |
| Qualified XII (0.95) | 954,043.905 | 9.65 | 9,206,524 |
| Qualified XII (1.00) | 2,829,579.043 | 9.63 | 27,248,846 |
| Qualified XII (1.05) | 357,526.769 | 9.27 | 3,314,273 |
| Qualified XII (1.10) | 301,980.441 | 9.59 | 2,895,992 |
| Qualified XII (1.15) | 173,778.545 | 9.56 | 1,661,323 |
| Qualified XII (1.20) | 68,006.509 | 9.22 | 627,020 |
| Qualified XII (1.25) | 298,358.036 | 9.52 | 2,840,369 |
| Qualified XII (1.30) | 16,213.027 | 9.50 | 154,024 |
| Qualified XII (1.35) | 3,353.636 | 9.17 | 30,753 |
| Qualified XII (1.40) | 43,640.886 | 9.69 | 422,880 |
| Qualified XII (1.45) | 13,615.170 | 9.13 | 124,307 |
| Qualified XII (1.50) | 7,418.089 | 9.11 | 67,579 |
| Qualified XIII | 25.773 | 9.31 | 240 |
| Qualified XV | 22,735.671 | 9.31 | 211,669 |
| Qualified XVI | 213,576.360 | 9.11 | 1,945,681 |
| Qualified XVII | 1,105.765 | 9.20 | 10,173 |
| Qualified XVIII | 30,298.935 | 9.20 | 278,750 |
| Qualified XXI | 234,750.850 | 9.37 | 2,199,615 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income Portfolio -** | | | |
| **Initial Class (continued)** | | | |
| Qualified XXV | 131,224.818 | $ 9.38 | $ 1,230,889 |
| Qualified XXVI | 17,821.794 | 9.33 | 166,277 |
| Qualified XXVII | 1,423,376.749 | 9.31 | 13,251,638 |
| Qualified XXXII | 18,209.135 | 9.20 | 167,524 |
| Qualified XXXIII (0.65) | 20,796.070 | 9.42 | 195,899 |
| Qualified XXXVI | 37,120.829 | 9.46 | 351,163 |
| Qualified XXXVIII | 105,356.169 | 7.51 | 791,225 |
| Qualified XLIII | 6,347.344 | 7.48 | 47,478 |
| Qualified LIII | 71,768.252 | 9.67 | 693,999 |
| Qualified LIV | 70,262.022 | 9.61 | 675,218 |
| Qualified LVI | 94,484.197 | 9.72 | 918,386 |
| Qualified LIX | 11,392.715 | 9.50 | 108,231 |
| | 23,075,478.725 | | $ 216,995,544 |
| **ING Van Kampen Equity and Income Portfolio -** | | | |
| **Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.038 | $ 29.41 | $ 1 |
| Qualified XII (0.60) | 4.333 | 30.80 | 133 |
| Qualified XII (1.00) | 5,247.742 | 29.94 | 157,117 |
| | 5,252.113 | | $ 157,251 |
| **ING VP Strategic Allocation Conservative Portfolio -** | | | |
| **Class I** | | | |
| Currently payable annuity contracts: | 81,168.235 | $8.90 to $14.72 | $ 796,983 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 4,856.189 | 9.60 | 46,619 |
| ING MAP PLUS NP4 | 2,180.322 | 9.53 | 20,778 |
| ING MAP PLUS NP9 | 11,446.351 | 9.41 | 107,710 |
| ING MAP PLUS NP10 | 2,868.916 | 9.39 | 26,939 |
| ING MAP PLUS NP11 | 9,618.552 | 9.37 | 90,126 |
| ING MAP PLUS NP12 | 12,139.835 | 9.34 | 113,386 |
| ING MAP PLUS NP14 | 306.563 | 9.30 | 2,851 |
| ING MAP PLUS NP15 | 26.282 | 9.27 | 244 |
| ING MAP PLUS NP17 | 4,565.073 | 9.23 | 42,136 |
| ING MAP PLUS NP18 | 9,649.130 | 9.21 | 88,868 |
| ING MAP PLUS NP19 | 6,339.488 | 9.18 | 58,197 |
| ING MAP PLUS NP20 | 14,986.127 | 9.16 | 137,273 |
| ING MAP PLUS NP21 | 22,668.183 | 9.14 | 207,187 |
| ING MAP PLUS NP22 | 687.264 | 9.12 | 6,268 |
| ING MAP PLUS NP23 | 4,612.444 | 9.09 | 41,927 |
| ING MAP PLUS NP25 | 281.666 | 9.05 | 2,549 |
| ING MAP PLUS NP26 | 28,856.087 | 9.03 | 260,570 |
| ING MAP PLUS NP28 | 5,749.455 | 8.98 | 51,630 |
| ING MAP PLUS NP29 | 525.820 | 8.96 | 4,711 |
| ING MAP PLUS NP30 | 39.238 | 8.94 | 351 |
| Qualified V | 164.316 | 14.41 | 2,368 |
| Qualified VI | 456,136.328 | 14.72 | 6,714,327 |
| Qualified X (1.15) | 65,112.102 | 14.98 | 975,379 |
| Qualified X (1.25) | 41,203.652 | 14.78 | 608,990 |
| Qualified XII (0.00) | 5,533.893 | 11.82 | 65,411 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Conservative Portfolio -** | | | |
| **Class I (continued)** | | | |
| Qualified XII (0.05) | 11,572.133 | $ 16.17 | $ 187,121 |
| Qualified XII (0.10) | 8.974 | 11.70 | 105 |
| Qualified XII (0.20) | 32.283 | 11.57 | 374 |
| Qualified XII (0.25) | 1,190.294 | 11.51 | 13,700 |
| Qualified XII (0.30) | 34,020.856 | 11.45 | 389,539 |
| Qualified XII (0.35) | 416.696 | 11.39 | 4,746 |
| Qualified XII (0.40) | 52,219.496 | 14.75 | 770,238 |
| Qualified XII (0.45) | 20.571 | 11.27 | 232 |
| Qualified XII (0.50) | 36,749.185 | 11.46 | 421,146 |
| Qualified XII (0.55) | 17,010.569 | 11.15 | 189,668 |
| Qualified XII (0.60) | 35,695.212 | 11.09 | 395,860 |
| Qualified XII (0.65) | 947.519 | 11.03 | 10,451 |
| Qualified XII (0.70) | 38,507.370 | 10.98 | 422,811 |
| Qualified XII (0.75) | 62,489.041 | 10.92 | 682,380 |
| Qualified XII (0.80) | 54,011.624 | 11.26 | 608,171 |
| Qualified XII (0.85) | 61,179.217 | 14.12 | 863,851 |
| Qualified XII (0.90) | 7,713.832 | 11.07 | 85,392 |
| Qualified XII (0.95) | 93,025.984 | 13.95 | 1,297,712 |
| Qualified XII (1.00) | 268,083.488 | 13.86 | 3,715,637 |
| Qualified XII (1.05) | 18,748.185 | 13.77 | 258,163 |
| Qualified XII (1.10) | 39,158.391 | 13.68 | 535,687 |
| Qualified XII (1.15) | 39,250.788 | 13.60 | 533,811 |
| Qualified XII (1.20) | 5,189.453 | 13.51 | 70,110 |
| Qualified XII (1.25) | 22,603.912 | 13.43 | 303,571 |
| Qualified XII (1.30) | 2,937.189 | 13.34 | 39,182 |
| Qualified XII (1.35) | 15.837 | 13.26 | 210 |
| Qualified XII (1.40) | 10,065.328 | 13.17 | 132,560 |
| Qualified XII (1.45) | 1,563.603 | 13.09 | 20,468 |
| Qualified XII (1.50) | 247.142 | 13.01 | 3,215 |
| Qualified XV | 1,238.537 | 15.26 | 18,900 |
| Qualified XVI | 16,069.171 | 14.29 | 229,628 |
| Qualified XVII | 12,346.897 | 15.33 | 189,278 |
| Qualified XVIII | 18,274.145 | 15.39 | 281,239 |
| Qualified XXV | 7,557.893 | 15.53 | 117,374 |
| Qualified XXVI | 925.613 | 15.34 | 14,199 |
| Qualified XXVII | 89,653.367 | 15.03 | 1,347,490 |
| Qualified XXVIII | 38,488.740 | 14.98 | 576,561 |
| Qualified XXXII | 2,030.881 | 9.39 | 19,070 |
| Qualified XXXIII (0.65) | 4,533.186 | 10.19 | 46,193 |
| Qualified XXXVI | 6,206.687 | 10.27 | 63,743 |
| Qualified XXXVIII | 2,700.297 | 7.64 | 20,630 |
| Qualified LIII | 10,417.281 | 9.16 | 95,422 |
| Qualified LIV | 7,500.370 | 9.10 | 68,253 |
| Qualified LVI | 34,769.061 | 9.21 | 320,223 |
| Qualified LIX | 192.340 | 10.40 | 2,000 |
| | 1,959,300.149 | | $ 25,840,092 |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 62,933.874 | $7.21 to $9.37 | $ 564,098 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 6,757.688 | 8.80 | 59,468 |
| ING MAP PLUS NP4 | 56,778.765 | 8.73 | 495,679 |
| ING MAP PLUS NP9 | 21,571.794 | 8.63 | 186,165 |
| ING MAP PLUS NP10 | 2,026.187 | 8.61 | 17,445 |
| ING MAP PLUS NP11 | 8,033.845 | 8.59 | 69,011 |
| ING MAP PLUS NP12 | 24,250.831 | 8.56 | 207,587 |
| ING MAP PLUS NP14 | 809.972 | 8.52 | 6,901 |
| ING MAP PLUS NP15 | 804.742 | 8.50 | 6,840 |
| ING MAP PLUS NP17 | 28,740.862 | 8.46 | 243,148 |
| ING MAP PLUS NP18 | 88.314 | 8.44 | 745 |
| ING MAP PLUS NP19 | 4,213.335 | 8.42 | 35,476 |
| ING MAP PLUS NP20 | 41,271.149 | 8.40 | 346,678 |
| ING MAP PLUS NP21 | 35,346.377 | 8.38 | 296,203 |
| ING MAP PLUS NP22 | 1,714.211 | 8.36 | 14,331 |
| ING MAP PLUS NP23 | 1,308.140 | 8.34 | 10,910 |
| ING MAP PLUS NP25 | 163.314 | 8.30 | 1,356 |
| ING MAP PLUS NP26 | 18,429.591 | 8.28 | 152,597 |
| ING MAP PLUS NP28 | 4,982.927 | 8.23 | 41,009 |
| ING MAP PLUS NP29 | 303.864 | 8.21 | 2,495 |
| ING MAP PLUS NP30 | 197.177 | 8.19 | 1,615 |
| Qualified V | 726.200 | 13.37 | 9,709 |
| Qualified VI | 1,321,160.941 | 13.66 | 18,047,058 |
| Qualified VIII | 8.581 | 13.65 | 117 |
| Qualified X (1.15) | 113,612.869 | 14.24 | 1,617,847 |
| Qualified X (1.25) | 78,269.902 | 14.05 | 1,099,692 |
| Qualified XII (0.00) | 8,393.445 | 9.30 | 78,059 |
| Qualified XII (0.05) | 5,060.753 | 15.01 | 75,962 |
| Qualified XII (0.20) | 371.353 | 9.11 | 3,383 |
| Qualified XII (0.25) | 1,423.455 | 9.06 | 12,897 |
| Qualified XII (0.30) | 37,172.011 | 9.01 | 334,920 |
| Qualified XII (0.35) | 3,377.727 | 8.96 | 30,264 |
| Qualified XII (0.40) | 24,458.574 | 13.19 | 322,609 |
| Qualified XII (0.50) | 129,715.275 | 9.13 | 1,184,300 |
| Qualified XII (0.55) | 90,646.007 | 8.77 | 794,965 |
| Qualified XII (0.60) | 132,592.982 | 8.73 | 1,157,537 |
| Qualified XII (0.65) | 34,645.377 | 8.68 | 300,722 |
| Qualified XII (0.70) | 114,956.442 | 8.64 | 993,224 |
| Qualified XII (0.75) | 107,712.719 | 8.59 | 925,252 |
| Qualified XII (0.80) | 110,112.211 | 9.09 | 1,000,920 |
| Qualified XII (0.85) | 137,569.244 | 12.63 | 1,737,500 |
| Qualified XII (0.90) | 26,263.223 | 8.86 | 232,692 |
| Qualified XII (0.95) | 137,772.624 | 12.47 | 1,718,025 |
| Qualified XII (1.00) | 412,933.562 | 12.39 | 5,116,247 |
| Qualified XII (1.05) | 75,844.820 | 12.32 | 934,408 |
| Qualified XII (1.10) | 66,139.373 | 12.24 | 809,546 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth Portfolio -** | | | |
| **Class I (continued)** | | | |
| Qualified XII (1.15) | 79,897.366 | $ 12.16 | $ 971,552 |
| Qualified XII (1.20) | 9,594.358 | 12.08 | 115,900 |
| Qualified XII (1.25) | 43,263.356 | 12.01 | 519,593 |
| Qualified XII (1.30) | 80.521 | 11.93 | 961 |
| Qualified XII (1.40) | 14,197.668 | 11.78 | 167,249 |
| Qualified XII (1.45) | 310.787 | 11.71 | 3,639 |
| Qualified XII (1.50) | 2,745.298 | 11.63 | 31,928 |
| Qualified XIII | 618.648 | 14.19 | 8,779 |
| Qualified XV | 4,894.963 | 14.16 | 69,313 |
| Qualified XVI | 39,316.197 | 13.27 | 521,726 |
| Qualified XVIII | 2,898.635 | 14.63 | 42,407 |
| Qualified XXV | 7,952.546 | 14.41 | 114,596 |
| Qualified XXVI | 408.199 | 14.23 | 5,809 |
| Qualified XXVII | 141,655.061 | 13.95 | 1,976,088 |
| Qualified XXVIII | 160,904.365 | 13.91 | 2,238,180 |
| Qualified XXXII | 6,824.589 | 8.76 | 59,783 |
| Qualified XXXIII (0.65) | 1,561.489 | 9.06 | 14,147 |
| Qualified XXII | 1,446.216 | 14.71 | 21,274 |
| Qualified XXXVI | 7,566.050 | 9.14 | 69,154 |
| Qualified XXXVIII | 25,964.222 | 6.32 | 164,094 |
| Qualified XLIII | 39.189 | 6.30 | 247 |
| Qualified LIII | 6,144.583 | 8.29 | 50,939 |
| Qualified LIV | 19,418.320 | 8.24 | 160,007 |
| Qualified LVI | 25,444.450 | 8.34 | 212,207 |
| Qualified LIX | 4,072.120 | 9.25 | 37,667 |
| | 4,098,885.825 | | $ 48,874,851 |
| **ING VP Strategic Allocation Moderate Portfolio -** | | | |
| **Class I** | | | |
| Currently payable annuity contracts: | 104,162.597 | $8.07 to $9.94 | $ 959,699 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 7,765.867 | 9.17 | 71,213 |
| ING MAP PLUS NP4 | 8,708.032 | 9.10 | 79,243 |
| ING MAP PLUS NP9 | 17,954.261 | 8.99 | 161,409 |
| ING MAP PLUS NP10 | 1,245.610 | 8.97 | 11,173 |
| ING MAP PLUS NP11 | 55,236.715 | 8.95 | 494,369 |
| ING MAP PLUS NP12 | 74,116.601 | 8.92 | 661,120 |
| ING MAP PLUS NP13 | 233.720 | 8.90 | 2,080 |
| ING MAP PLUS NP14 | 1,473.766 | 8.88 | 13,087 |
| ING MAP PLUS NP15 | 22,936.404 | 8.86 | 203,217 |
| ING MAP PLUS NP17 | 45,902.146 | 8.81 | 404,398 |
| ING MAP PLUS NP18 | 3,130.904 | 8.79 | 27,521 |
| ING MAP PLUS NP19 | 19,262.559 | 8.77 | 168,933 |
| ING MAP PLUS NP20 | 31,530.184 | 8.75 | 275,889 |
| ING MAP PLUS NP21 | 23,620.213 | 8.73 | 206,204 |
| ING MAP PLUS NP22 | 5,294.320 | 8.71 | 46,114 |
| ING MAP PLUS NP23 | 6,008.124 | 8.69 | 52,211 |
| ING MAP PLUS NP25 | 28.774 | 8.64 | 249 |
| ING MAP PLUS NP26 | 40,700.998 | 8.62 | 350,843 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Moderate Portfolio -** | | | |
| **Class I (continued)** | | | |
| ING MAP PLUS NP28 | 3,689.693 | $ 8.58 | $ 31,658 |
| ING MAP PLUS NP29 | 928.159 | 8.56 | 7,945 |
| ING MAP PLUS NP30 | 292.347 | 8.54 | 2,497 |
| Qualified V | 733.046 | 13.67 | 10,021 |
| Qualified VI | 1,080,869.637 | 13.97 | 15,099,749 |
| Qualified VIII | 365.481 | 13.95 | 5,098 |
| Qualified X (1.15) | 70,919.580 | 14.49 | 1,027,625 |
| Qualified X (1.25) | 67,904.241 | 14.30 | 971,031 |
| Qualified XII (0.00) | 1,798.278 | 10.29 | 18,504 |
| Qualified XII (0.05) | 3,270.155 | 15.34 | 50,164 |
| Qualified XII (0.20) | 162.100 | 10.07 | 1,632 |
| Qualified XII (0.25) | 6,618.172 | 10.02 | 66,314 |
| Qualified XII (0.30) | 52,427.731 | 9.96 | 522,180 |
| Qualified XII (0.35) | 3,585.446 | 9.91 | 35,532 |
| Qualified XII (0.40) | 59,917.112 | 13.70 | 820,864 |
| Qualified XII (0.45) | 33.528 | 9.81 | 329 |
| Qualified XII (0.50) | 156,719.288 | 10.04 | 1,573,462 |
| Qualified XII (0.55) | 311,073.588 | 9.70 | 3,017,414 |
| Qualified XII (0.60) | 123,282.310 | 9.65 | 1,189,674 |
| Qualified XII (0.65) | 25,794.524 | 9.60 | 247,627 |
| Qualified XII (0.70) | 111,872.607 | 9.55 | 1,068,383 |
| Qualified XII (0.75) | 108,882.097 | 9.50 | 1,034,380 |
| Qualified XII (0.80) | 111,012.694 | 9.96 | 1,105,686 |
| Qualified XII (0.85) | 92,821.034 | 13.13 | 1,218,740 |
| Qualified XII (0.90) | 19,693.916 | 9.73 | 191,622 |
| Qualified XII (0.95) | 149,654.677 | 12.96 | 1,939,525 |
| Qualified XII (1.00) | 243,241.332 | 12.88 | 3,132,948 |
| Qualified XII (1.05) | 62,347.304 | 12.80 | 798,045 |
| Qualified XII (1.10) | 81,075.332 | 12.72 | 1,031,278 |
| Qualified XII (1.15) | 86,697.297 | 12.64 | 1,095,854 |
| Qualified XII (1.20) | 12,123.331 | 12.56 | 152,269 |
| Qualified XII (1.25) | 47,688.405 | 12.48 | 595,151 |
| Qualified XII (1.30) | 4,119.297 | 12.40 | 51,079 |
| Qualified XII (1.35) | 15.957 | 12.32 | 197 |
| Qualified XII (1.40) | 24,561.053 | 12.24 | 300,627 |
| Qualified XII (1.45) | 871.260 | 12.17 | 10,603 |
| Qualified XII (1.50) | 1,271.555 | 12.09 | 15,373 |
| Qualified XIII | 630.913 | 14.50 | 9,148 |
| Qualified XV | 3,450.829 | 14.48 | 49,968 |
| Qualified XVI | 23,547.752 | 13.56 | 319,308 |
| Qualified XVIII | 5,130.433 | 14.89 | 76,392 |
| Qualified XXV | 2,784.687 | 14.74 | 41,046 |
| Qualified XXVII | 111,966.088 | 14.26 | 1,596,636 |
| Qualified XXVIII | 86,001.885 | 14.22 | 1,222,947 |
| Qualified XXXII | 3,127.066 | 9.05 | 28,300 |
| Qualified XXXIII (0.65) | 291.709 | 9.58 | 2,795 |
| Qualified XXII | 508.980 | 15.04 | 7,655 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Moderate Portfolio -** | | | |
| **Class I (continued)** | | | |
| Qualified XXXVI | 5,914.065 | $ 9.65 | $ 57,071 |
| Qualified XXXVIII | 26,032.162 | 6.91 | 179,882 |
| Qualified LIII | 5,044.079 | 8.69 | 43,833 |
| Qualified LIV | 9,833.195 | 8.63 | 84,860 |
| Qualified LVI | 19,599.491 | 8.74 | 171,300 |
| Qualified LIX | 427.581 | 9.78 | 4,182 |
| | 3,901,936.274 | | $ 46,525,375 |
| | | | |
| **ING VP Growth and Income Portfolio - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 55,613.418 | $ 6.67 | $ 370,942 |
| | | | |
| **ING VP Growth and Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,438,077.877 | $8.14 to $213.96 | $ 78,198,989 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,114.940 | 8.63 | 35,512 |
| Qualified I | 28,223.696 | 207.42 | 5,854,159 |
| Qualified V | 1,052.007 | 15.73 | 16,548 |
| Qualified VI | 23,673,744.878 | 16.02 | 379,253,393 |
| Qualified VII | 2,206,134.166 | 15.19 | 33,511,178 |
| Qualified VIII | 16,273.557 | 14.86 | 241,825 |
| Qualified IX | 5,143.929 | 15.65 | 80,502 |
| Qualified X (1.15) | 1,005,252.640 | 16.26 | 16,345,408 |
| Qualified X (1.25) | 3,507,350.811 | 16.02 | 56,187,760 |
| Qualified XII (0.00) | 74,349.302 | 7.36 | 547,211 |
| Qualified XII (0.05) | 125,722.065 | 17.59 | 2,211,451 |
| Qualified XII (0.10) | 302.982 | 7.29 | 2,209 |
| Qualified XII (0.20) | 116,405.280 | 7.21 | 839,282 |
| Qualified XII (0.25) | 138,850.233 | 7.17 | 995,556 |
| Qualified XII (0.30) | 589,750.658 | 7.13 | 4,204,922 |
| Qualified XII (0.35) | 89,124.278 | 7.09 | 631,891 |
| Qualified XII (0.40) | 27,237.021 | 11.64 | 317,039 |
| Qualified XII (0.45) | 2,983.322 | 7.02 | 20,943 |
| Qualified XII (0.50) | 1,222,363.063 | 7.34 | 8,972,145 |
| Qualified XII (0.55) | 591,776.768 | 6.95 | 4,112,849 |
| Qualified XII (0.60) | 664,655.774 | 6.91 | 4,592,771 |
| Qualified XII (0.65) | 547,476.961 | 6.87 | 3,761,167 |
| Qualified XII (0.70) | 743,352.060 | 6.84 | 5,084,528 |
| Qualified XII (0.75) | 1,949,572.190 | 6.80 | 13,257,091 |
| Qualified XII (0.80) | 3,193,694.745 | 7.42 | 23,697,215 |
| Qualified XII (0.85) | 2,990,614.883 | 11.15 | 33,345,356 |
| Qualified XII (0.90) | 279,404.570 | 7.14 | 1,994,949 |
| Qualified XII (0.95) | 2,037,143.571 | 11.01 | 22,428,951 |
| Qualified XII (1.00) | 3,711,290.336 | 10.94 | 40,601,516 |
| Qualified XII (1.05) | 209,441.077 | 10.87 | 2,276,625 |
| Qualified XII (1.10) | 203,476.991 | 10.80 | 2,197,552 |
| Qualified XII (1.15) | 700,973.973 | 10.73 | 7,521,451 |
| Qualified XII (1.20) | 40,050.387 | 10.66 | 426,937 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (1.25) | 95,114.404 | $ 10.60 | $ 1,008,213 |
| Qualified XII (1.30) | 6,473.364 | 10.53 | 68,165 |
| Qualified XII (1.35) | 15.406 | 10.46 | 161 |
| Qualified XII (1.40) | 35,843.026 | 10.40 | 372,767 |
| Qualified XII (1.45) | 190.667 | 10.33 | 1,970 |
| Qualified XII (1.50) | 7,858.249 | 10.27 | 80,704 |
| Qualified XIII | 1,455.938 | 16.63 | 24,212 |
| Qualified XV | 58,481.852 | 16.61 | 971,384 |
| Qualified XVI | 498,310.841 | 15.55 | 7,748,734 |
| Qualified XVII | 1,284,629.855 | 16.49 | 21,183,546 |
| Qualified XVIII | 1,535,874.097 | 16.49 | 25,326,564 |
| Qualified XIX | 7,632.454 | 213.51 | 1,629,605 |
| Qualified XX | 32,873.849 | 161.47 | 5,308,140 |
| Qualified XXV | 77,320.422 | 16.90 | 1,306,715 |
| Qualified XXVI | 14,429.908 | 16.69 | 240,835 |
| Qualified XXVII | 491,620.723 | 160.14 | 78,728,143 |
| Qualified XXVIII | 7,563.229 | 159.69 | 1,207,772 |
| Qualified XXX | 21,239.840 | 153.73 | 3,265,201 |
| Qualified XXXII | 443,035.560 | 8.81 | 3,903,143 |
| Qualified LIII | 843,248.911 | 8.46 | 7,133,886 |
| Qualified LIV | 234,803.754 | 8.40 | 1,972,352 |
| Qualified LVI | 384,838.284 | 8.50 | 3,271,125 |
| Qualified XXII | 674.496 | 17.25 | 11,635 |
| Qualified XXIX | 1,120.178 | 156.87 | 175,722 |
| Qualified XXXVI | 177,933.172 | 7.90 | 1,405,672 |
| Qualified XXXVIII | 479,365.067 | 6.12 | 2,933,714 |
| Qualified XLII | 411,959.162 | 6.12 | 2,521,190 |
| Qualified XLIII | 22,885.303 | 6.10 | 139,600 |
| Qualified LIX | 116,294.779 | 8.00 | 930,358 |
| | 59,428,467.781 | | $ 926,638,109 |
| | | | |
| **ING VP Growth and Income Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.30) | 472.310 | $ 6.70 | $ 3,164 |
| Qualified XII (0.50) | 44,761.195 | 6.68 | 299,005 |
| Qualified XII (0.55) | 2.820 | 6.67 | 19 |
| Qualified XII (0.75) | 467.971 | 6.66 | 3,117 |
| | 45,704.296 | | $ 305,305 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 447,995.661 | $ 10.21 | $ 4,574,036 |
| Qualified X (1.15) | 112,357.935 | 10.09 | 1,133,692 |
| Qualified X (1.25) | 194,580.277 | 10.19 | 1,982,773 |
| Qualified XII (0.80) | 125,115.054 | 10.43 | 1,304,950 |
| Qualified XII (0.85) | 25,933.086 | 10.40 | 269,704 |
| Qualified XII (0.90) | 1,630.066 | 10.38 | 16,920 |
| Qualified XII (0.95) | 23,560.784 | 10.35 | 243,854 |
| Qualified XII (1.00) | 273,781.122 | 10.46 | 2,863,751 |
| Qualified XII (1.10) | 2,367.846 | 10.27 | 24,318 |
| Qualified XII (1.15) | 31,640.383 | 10.24 | 323,998 |
| Qualified XVIII | 37,546.170 | 10.09 | 378,841 |
| Qualified XXVII | 403,981.060 | 10.34 | 4,177,164 |
| Qualified XXVIII | 17,953.616 | 10.45 | 187,615 |
| Qualified XXXII | 17,453.830 | 10.09 | 176,109 |
| | 1,715,896.890 | | $ 17,657,725 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 3,209.785 | $ 10.56 | $ 33,895 |
| Qualified X (1.25) | 23,507.670 | 10.55 | 248,006 |
| Qualified XXXII | 18,836.866 | 10.55 | 198,729 |
| | 45,554.321 | | $ 480,630 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 50,929.305 | $ 10.33 | $ 526,100 |
| Qualified X (1.25) | 117,993.440 | 10.33 | 1,218,872 |
| Qualified XVIII | 23,159.437 | 10.34 | 239,469 |
| Qualified XXXII | 24,271.161 | 10.33 | 250,721 |
| | 216,353.343 | | $ 2,235,162 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 61,278.728 | $ 10.33 | $ 633,009 |
| Qualified X (1.25) | 34,001.771 | 10.33 | 351,238 |
| Qualified XVIII | 4,059.156 | 10.33 | 41,931 |
| Qualified XXVII | 68,360.250 | 10.53 | 719,833 |
| Qualified XXVIII | 24,755.968 | 10.63 | 263,156 |
| Qualified XXXII | 2,557.640 | 10.33 | 26,420 |
| | 195,013.513 | | $ 2,035,587 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 12,998.913 | $ 10.28 | $ 133,629 |
| Qualified X (1.25) | 41,233.587 | 10.28 | 423,881 |
| Qualified XVIII | 20,254.224 | 10.29 | 208,416 |
| Qualified XXXII | 764.060 | 10.28 | 7,855 |
| | 75,250.784 | | $ 773,781 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 4,137.082 | $ 10.27 | $ 42,488 |
| Qualified X (1.25) | 9,492.573 | 10.27 | 97,489 |
| Qualified XXXII | 149.514 | 10.27 | 1,536 |
| | 13,779.169 | | $ 141,513 |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 1,050.441 | $ 10.35 | $ 10,872 |
| Qualified X (1.25) | 5,719.985 | 10.35 | 59,202 |
| | 6,770.426 | | $ 70,074 |
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 2,152.326 | $ 10.52 | $ 22,642 |
| Qualified X (1.25) | 857.630 | 10.52 | 9,022 |
| | 3,009.956 | | $ 31,664 |
| **ING BlackRock Global Science and Technology Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 429.845 | $ 8.08 | $ 3,473 |
| ING MAP PLUS NP9 | 3,941.913 | 8.02 | 31,614 |
| ING MAP PLUS NP11 | 3,205.533 | 7.98 | 25,580 |
| ING MAP PLUS NP12 | 192.041 | 7.96 | 1,529 |
| ING MAP PLUS NP17 | 2,027.619 | 7.87 | 15,957 |
| ING MAP PLUS NP19 | 3,362.263 | 7.83 | 26,327 |
| ING MAP PLUS NP21 | 588.347 | 7.79 | 4,583 |
| ING MAP PLUS NP23 | 1,741.394 | 7.75 | 13,496 |
| ING MAP PLUS NP24 | 213.106 | 7.73 | 1,647 |
| ING MAP PLUS NP25 | 531.908 | 7.71 | 4,101 |
| ING MAP PLUS NP26 | 3,867.832 | 7.69 | 29,744 |
| ING MAP PLUS NP29 | 35.818 | 7.64 | 274 |
| ING MAP PLUS NP30 | 2.803 | 7.62 | 21 |
| Qualified V | 2,141.217 | 2.90 | 6,210 |
| Qualified VI | 2,269,556.915 | 2.94 | 6,672,497 |
| Qualified VIII | 13.167 | 2.94 | 39 |
| Qualified X (1.15) | 84,404.064 | 2.97 | 250,680 |
| Qualified X (1.25) | 164,378.078 | 2.94 | 483,272 |
| Qualified XII (0.00) | 3,571.506 | 3.28 | 11,715 |
| Qualified XII (0.05) | 132,966.828 | 3.20 | 425,494 |
| Qualified XII (0.10) | 10.277 | 3.25 | 33 |
| Qualified XII (0.20) | 3,476.385 | 3.22 | 11,194 |
| Qualified XII (0.25) | 3,070.150 | 3.21 | 9,855 |
| Qualified XII (0.30) | 83,165.509 | 3.20 | 266,130 |
| Qualified XII (0.40) | 80,420.773 | 3.17 | 254,934 |
| Qualified XII (0.50) | 457,810.557 | 3.14 | 1,437,525 |
| Qualified XII (0.55) | 92,626.866 | 3.13 | 289,922 |
| Qualified XII (0.60) | 35,953.543 | 3.11 | 111,816 |
| Qualified XII (0.65) | 188,168.216 | 3.10 | 583,321 |
| Qualified XII (0.70) | 121,347.246 | 3.09 | 374,963 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Global Science and Technology** | | | |
| **Portfolio - Class I (continued)** | | | |
| Qualified XII (0.75) | 228,908.606 | $    3.07 | $    702,749 |
| Qualified XII (0.80) | 444,632.644 | 3.06 | 1,360,576 |
| Qualified XII (0.85) | 295,268.367 | 3.05 | 900,569 |
| Qualified XII (0.90) | 16,226.739 | 3.03 | 49,167 |
| Qualified XII (0.95) | 273,112.457 | 3.02 | 824,800 |
| Qualified XII (1.00) | 875,160.674 | 3.01 | 2,634,234 |
| Qualified XII (1.05) | 41,757.602 | 2.99 | 124,855 |
| Qualified XII (1.10) | 62,764.282 | 2.98 | 187,038 |
| Qualified XII (1.15) | 42,019.781 | 2.97 | 124,799 |
| Qualified XII (1.20) | 13,471.875 | 2.95 | 39,742 |
| Qualified XII (1.25) | 89,357.741 | 2.94 | 262,712 |
| Qualified XII (1.30) | 2,452.976 | 2.93 | 7,187 |
| Qualified XII (1.35) | 169.651 | 2.92 | 495 |
| Qualified XII (1.40) | 13,349.990 | 2.90 | 38,715 |
| Qualified XII (1.45) | 2,083.682 | 2.89 | 6,022 |
| Qualified XII (1.50) | 4.410 | 2.88 | 13 |
| Qualified XV | 16,204.950 | 3.02 | 48,939 |
| Qualified XVI | 47,319.257 | 2.88 | 136,279 |
| Qualified XVII | 4,209.023 | 3.00 | 12,627 |
| Qualified XVIII | 5,979.213 | 3.01 | 17,997 |
| Qualified XXI | 178,797.990 | 3.06 | 547,122 |
| Qualified XXV | 34,580.768 | 3.10 | 107,200 |
| Qualified XXVI | 14,587.609 | 3.07 | 44,784 |
| Qualified XXVII | 998,012.303 | 2.94 | 2,934,156 |
| Qualified XXXII | 786.574 | 8.17 | 6,426 |
| Qualified XXXVI | 15,150.122 | 7.47 | 113,171 |
| Qualified XXXVIII | 15,735.535 | 5.87 | 92,368 |
| Qualified XLIII | 1,626.586 | 5.85 | 9,516 |
| Qualified LIII | 26,108.691 | 9.59 | 250,382 |
| Qualified LIV | 14,898.602 | 9.53 | 141,984 |
| Qualified LVI | 19,467.775 | 9.65 | 187,864 |
| Qualified LIX | 17,700.097 | 7.56 | 133,813 |
| | 7,555,128.291 | | $    23,396,247 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 20,028.889 | $ 5.92 | $ 118,571 |
| Qualified XII (0.30) | 778.734 | 5.95 | 4,633 |
| Qualified XII (0.40) | 920.230 | 5.95 | 5,475 |
| Qualified XII (0.60) | 886.646 | 5.94 | 5,267 |
| Qualified XII (0.70) | 378.956 | 5.94 | 2,251 |
| Qualified XII (0.75) | 2,270.067 | 5.94 | 13,484 |
| Qualified XII (0.80) | 21.248 | 5.93 | 126 |
| Qualified XII (0.85) | 760.140 | 5.93 | 4,508 |
| Qualified XII (0.90) | 1,527.587 | 5.93 | 9,059 |
| Qualified XII (0.95) | 564.339 | 5.93 | 3,347 |
| Qualified XII (1.00) | 4,697.174 | 5.93 | 27,854 |
| Qualified XII (1.05) | 806.532 | 5.92 | 4,775 |
| Qualified XII (1.10) | 5.787 | 5.92 | 34 |
| Qualified XII (1.15) | 3,344.682 | 5.92 | 19,801 |
| Qualified XII (1.25) | 180.098 | 5.92 | 1,066 |
| Qualified XLIII | 40.595 | 5.95 | 242 |
| Qualified LIV | 1.180 | 5.93 | 7 |
| | 37,212.884 | | $ 220,500 |
| **ING Lehman Brothers U.S. Aggregate Bond Index®** | | | |
| **Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 81,100.776 | $ 10.19 | $ 826,417 |
| Qualified XII (0.00) | 740.074 | 10.27 | 7,601 |
| Qualified XII (0.30) | 1,543.101 | 10.25 | 15,817 |
| Qualified XII (0.40) | 1,777.691 | 10.24 | 18,204 |
| Qualified XII (0.55) | 2,255.684 | 10.23 | 23,076 |
| Qualified XII (0.60) | 303.029 | 10.23 | 3,100 |
| Qualified XII (0.65) | 5.909 | 10.23 | 60 |
| Qualified XII (0.70) | 8.863 | 10.22 | 91 |
| Qualified XII (0.75) | 17.115 | 10.22 | 175 |
| Qualified XII (0.80) | 240.281 | 10.22 | 2,456 |
| Qualified XII (0.85) | 1,176.674 | 10.21 | 12,014 |
| Qualified XII (0.90) | 593.678 | 10.21 | 6,061 |
| Qualified XII (0.95) | 1,848.444 | 10.21 | 18,873 |
| Qualified XII (1.00) | 50,548.979 | 10.20 | 515,600 |
| Qualified XII (1.05) | 537.170 | 10.20 | 5,479 |
| Qualified XII (1.10) | 191.608 | 10.20 | 1,954 |
| Qualified XII (1.15) | 4,568.014 | 10.19 | 46,548 |
| Qualified XII (1.20) | 16.762 | 10.19 | 171 |
| Qualified XII (1.25) | 2,233.004 | 10.19 | 22,754 |
| Qualified XII (1.40) | 1,878.978 | 10.18 | 19,128 |
| Qualified XVI | 768.080 | 10.17 | 7,811 |
| Qualified XXVI | 2.529 | 10.21 | 26 |
| Qualified XXXVIII | 168.305 | 10.27 | 1,728 |
| Qualified XLIII | 7.080 | 10.24 | 73 |
| Qualified LIII | 320.177 | 10.24 | 3,279 |
| Qualified LIV | 19.748 | 10.22 | 202 |
| Qualified LVI | 28.450 | 10.25 | 292 |
| | 152,900.203 | | $ 1,558,990 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Opportunistic Large Cap Growth Portfolio -** | | | |
| **Class I** | | | |
| Currently payable annuity contracts: | 35,404.649 | $3.76 to $10.07 | $ 196,697 |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,202,513.400 | 10.07 | 12,109,310 |
| Qualified VIII | 412.707 | 10.06 | 4,152 |
| Qualified X (1.15) | 65,079.782 | 10.19 | 663,163 |
| Qualified X (1.25) | 127,650.039 | 10.07 | 1,285,436 |
| Qualified XII (0.05) | 8,104.933 | 11.05 | 89,560 |
| Qualified XII (0.10) | 137.452 | 7.25 | 997 |
| Qualified XII (0.20) | 3,023.414 | 7.17 | 21,678 |
| Qualified XII (0.25) | 2,486.164 | 7.14 | 17,751 |
| Qualified XII (0.30) | 48,180.814 | 7.10 | 342,084 |
| Qualified XII (0.35) | 6,238.793 | 7.06 | 44,046 |
| Qualified XII (0.40) | 105,725.433 | 11.03 | 1,166,152 |
| Qualified XII (0.45) | 77.793 | 6.99 | 544 |
| Qualified XII (0.50) | 43,036.293 | 7.51 | 323,203 |
| Qualified XII (0.55) | 18,230.067 | 6.91 | 125,970 |
| Qualified XII (0.60) | 46,516.555 | 6.88 | 320,034 |
| Qualified XII (0.65) | 24,930.972 | 6.84 | 170,528 |
| Qualified XII (0.70) | 62,913.169 | 6.80 | 427,810 |
| Qualified XII (0.75) | 181,002.310 | 6.77 | 1,225,386 |
| Qualified XII (0.80) | 144,688.077 | 7.66 | 1,108,311 |
| Qualified XII (0.85) | 103,417.047 | 10.55 | 1,091,050 |
| Qualified XII (0.90) | 14,815.195 | 7.38 | 109,336 |
| Qualified XII (0.95) | 130,484.315 | 10.43 | 1,360,951 |
| Qualified XII (1.00) | 390,074.811 | 10.37 | 4,045,076 |
| Qualified XII (1.05) | 29,624.468 | 10.31 | 305,428 |
| Qualified XII (1.10) | 30,297.916 | 10.25 | 310,554 |
| Qualified XII (1.15) | 22,244.809 | 10.19 | 226,675 |
| Qualified XII (1.20) | 5,197.247 | 10.13 | 52,648 |
| Qualified XII (1.25) | 31,028.359 | 10.07 | 312,456 |
| Qualified XII (1.30) | 1,410.772 | 10.01 | 14,122 |
| Qualified XII (1.35) | 702.745 | 9.95 | 6,992 |
| Qualified XII (1.40) | 8,489.797 | 9.90 | 84,049 |
| Qualified XII (1.45) | 2,277.608 | 9.84 | 22,412 |
| Qualified XII (1.50) | 531.249 | 9.78 | 5,196 |
| Qualified XV | 7,586.982 | 10.43 | 79,132 |
| Qualified XVI | 36,802.879 | 9.78 | 359,932 |
| Qualified XVII | 3,171.777 | 10.07 | 31,940 |
| Qualified XVIII | 21,476.942 | 10.49 | 225,293 |
| Qualified XXV | 10,484.162 | 10.63 | 111,447 |
| Qualified XXVI | 3,001.388 | 10.49 | 31,485 |
| Qualified XXVII | 253,011.521 | 3.82 | 966,504 |
| Qualified XXXII | 4,827.810 | 7.70 | 37,174 |
| Qualified XXXVI | 19,319.789 | 6.83 | 131,954 |
| Qualified XXXVIII | 10,971.234 | 5.60 | 61,439 |
| Qualified XLIII | 3,192.217 | 5.58 | 17,813 |
| Qualified LIII | 38,332.960 | 7.79 | 298,614 |
| Qualified LIV | 19,562.058 | 7.74 | 151,410 |
| Qualified LVI | 26,184.857 | 7.83 | 205,027 |
| Qualified LIX | 16,690.773 | 6.92 | 115,500 |
| | 3,371,566.503 | | $ 30,414,421 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Opportunistic Large Cap Value Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 5,189.257 | $ 8.98 | $ 46,600 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP18 | 189.398 | 8.50 | 1,610 |
| ING MAP PLUS NP35 | 35.482 | 8.15 | 289 |
| Qualified V | 129.241 | 13.84 | 1,789 |
| Qualified VI | 932,520.816 | 14.10 | 13,148,544 |
| Qualified VIII | 508.698 | 14.09 | 7,168 |
| Qualified X (1.15) | 45,023.256 | 14.26 | 642,032 |
| Qualified X (1.25) | 65,381.709 | 14.10 | 921,882 |
| Qualified XII (0.00) | 10,493.114 | 10.63 | 111,542 |
| Qualified XII (0.05) | 25,773.705 | 15.47 | 398,719 |
| Qualified XII (0.20) | 11,238.965 | 10.41 | 116,998 |
| Qualified XII (0.25) | 1,639.495 | 10.35 | 16,969 |
| Qualified XII (0.30) | 180,834.174 | 10.30 | 1,862,592 |
| Qualified XII (0.35) | 4,168.733 | 10.25 | 42,730 |
| Qualified XII (0.40) | 17,463.203 | 15.44 | 269,632 |
| Qualified XII (0.45) | 124.341 | 10.14 | 1,261 |
| Qualified XII (0.50) | 69,715.212 | 10.78 | 751,530 |
| Qualified XII (0.55) | 45,196.188 | 10.03 | 453,318 |
| Qualified XII (0.60) | 36,039.011 | 9.98 | 359,669 |
| Qualified XII (0.65) | 9,884.404 | 9.92 | 98,053 |
| Qualified XII (0.70) | 65,184.886 | 9.87 | 643,375 |
| Qualified XII (0.75) | 171,347.668 | 9.82 | 1,682,634 |
| Qualified XII (0.80) | 222,861.839 | 10.76 | 2,397,993 |
| Qualified XII (0.85) | 101,345.376 | 14.78 | 1,497,885 |
| Qualified XII (0.90) | 26,799.029 | 10.44 | 279,782 |
| Qualified XII (0.95) | 142,466.411 | 14.60 | 2,080,010 |
| Qualified XII (1.00) | 351,468.817 | 14.52 | 5,103,327 |
| Qualified XII (1.05) | 31,051.204 | 14.43 | 448,069 |
| Qualified XII (1.10) | 35,734.815 | 14.35 | 512,795 |
| Qualified XII (1.15) | 30,844.612 | 14.26 | 439,844 |
| Qualified XII (1.20) | 6,106.324 | 14.18 | 86,588 |
| Qualified XII (1.25) | 28,505.290 | 14.10 | 401,925 |
| Qualified XII (1.30) | 2,770.422 | 14.02 | 38,841 |
| Qualified XII (1.35) | 83.331 | 13.93 | 1,161 |
| Qualified XII (1.40) | 7,628.458 | 13.85 | 105,654 |
| Qualified XII (1.45) | 1,695.346 | 13.77 | 23,345 |
| Qualified XII (1.50) | 1,295.965 | 13.69 | 17,742 |
| Qualified XV | 1,425.651 | 14.60 | 20,815 |
| Qualified XVI | 19,480.589 | 13.69 | 266,689 |
| Qualified XVII | 807.008 | 14.10 | 11,379 |
| Qualified XVIII | 730.964 | 14.68 | 10,731 |
| Qualified XXV | 13,015.231 | 14.87 | 193,536 |
| Qualified XXVI | 2,509.643 | 14.69 | 36,867 |
| Qualified XXVII | 459,720.602 | 10.85 | 4,987,969 |
| Qualified XXVIII | 294,745.725 | 10.82 | 3,189,149 |
| Qualified XXXII | 4,574.587 | 8.87 | 40,577 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Opportunistic Large Cap Value Portfolio - Class I (continued)** | | | |
| Qualified XXXVI | 11,181.720 | $ 7.81 | $ 87,329 |
| Qualified XXXVIII | 8,712.522 | 6.26 | 54,540 |
| Qualified XLIII | 2,927.011 | 6.24 | 18,265 |
| Qualified LIII | 11,203.377 | 8.52 | 95,453 |
| Qualified LIV | 8,039.216 | 8.46 | 68,012 |
| Qualified LVI | 26,859.790 | 8.56 | 229,920 |
| Qualified LIX | 136.350 | 7.91 | 1,079 |
| | 3,554,808.181 | | $ 44,326,207 |
| | | | |
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,744.560 | $ 6.63 | $ 18,196 |
| Qualified VI | 87,065.611 | 6.63 | 577,245 |
| Qualified XII (0.40) | 1,506.896 | 6.66 | 10,036 |
| Qualified XII (0.50) | 1,423.239 | 6.66 | 9,479 |
| Qualified XII (0.60) | 2,280.492 | 6.65 | 15,165 |
| Qualified XII (0.70) | 175.185 | 6.65 | 1,165 |
| Qualified XII (0.75) | 5,300.714 | 6.65 | 35,250 |
| Qualified XII (0.80) | 22.033 | 6.64 | 146 |
| Qualified XII (0.85) | 3,063.898 | 6.64 | 20,344 |
| Qualified XII (0.90) | 3,219.005 | 6.64 | 21,374 |
| Qualified XII (0.95) | 2,112.068 | 6.64 | 14,024 |
| Qualified XII (1.00) | 6,920.750 | 6.64 | 45,954 |
| Qualified XII (1.10) | 346.790 | 6.63 | 2,299 |
| Qualified XII (1.15) | 1,374.845 | 6.63 | 9,115 |
| Qualified XII (1.20) | 22.718 | 6.63 | 151 |
| Qualified XII (1.25) | 34.466 | 6.63 | 229 |
| Qualified XII (1.40) | 238.275 | 6.62 | 1,577 |
| Qualified XII (1.45) | 1,895.261 | 6.62 | 12,547 |
| Qualified XXI | 275,243.864 | 6.64 | 1,827,619 |
| Qualified XXV | 1,086.877 | 6.65 | 7,228 |
| Qualified XXXVIII | 3,911.436 | 6.68 | 26,128 |
| Qualified LIV | 1,013.351 | 6.64 | 6,729 |
| Qualified LVI | 1,991.384 | 6.67 | 13,283 |
| | 402,993.718 | | $ 2,675,283 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 354.679 | $ 5.91 | $ 2,096 |
| Qualified VI | 35,364.000 | 5.91 | 209,001 |
| Qualified XII (0.00) | 126.015 | 5.96 | 751 |
| Qualified XII (0.40) | 378.948 | 5.95 | 2,255 |
| Qualified XII (0.50) | 554.067 | 5.94 | 3,291 |
| Qualified XII (0.55) | 302.259 | 5.94 | 1,795 |
| Qualified XII (0.60) | 526.024 | 5.94 | 3,125 |
| Qualified XII (0.70) | 36.820 | 5.94 | 219 |
| Qualified XII (0.75) | 2,500.939 | 5.93 | 14,831 |
| Qualified XII (0.80) | 9,712.204 | 5.93 | 57,593 |
| Qualified XII (0.85) | 8,430.219 | 5.93 | 49,991 |
| Qualified XII (0.95) | 8,927.879 | 5.93 | 52,942 |
| Qualified XII (1.00) | 6,947.449 | 5.92 | 41,129 |
| Qualified XII (1.05) | 422.868 | 5.92 | 2,503 |
| Qualified XII (1.10) | 227.372 | 5.92 | 1,346 |
| Qualified XII (1.15) | 959.394 | 5.92 | 5,680 |
| Qualified XII (1.25) | 116.181 | 5.91 | 687 |
| Qualified XXI | 147,022.487 | 5.93 | 871,843 |
| Qualified LIII | 1,331.182 | 5.95 | 7,921 |
| | 224,240.986 | | $ 1,328,999 |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 294.224 | $ 6.95 | $ 2,045 |
| ING MAP PLUS NP17 | 1,014.507 | 6.96 | 7,061 |
| Qualified VI | 42,015.419 | 6.95 | 292,007 |
| Qualified XII (0.40) | 504.710 | 6.99 | 3,528 |
| Qualified XII (0.50) | 787.036 | 6.98 | 5,494 |
| Qualified XII (0.55) | 1,356.513 | 6.98 | 9,468 |
| Qualified XII (0.60) | 1,145.516 | 6.98 | 7,996 |
| Qualified XII (0.65) | 1,494.011 | 6.98 | 10,428 |
| Qualified XII (0.70) | 234.075 | 6.97 | 1,632 |
| Qualified XII (0.75) | 3,258.222 | 6.97 | 22,710 |
| Qualified XII (0.80) | 8,670.638 | 6.97 | 60,434 |
| Qualified XII (0.85) | 4,717.681 | 6.97 | 32,882 |
| Qualified XII (0.95) | 7,367.963 | 6.96 | 51,281 |
| Qualified XII (1.00) | 12,286.897 | 6.96 | 85,517 |
| Qualified XII (1.10) | 628.664 | 6.96 | 4,376 |
| Qualified XII (1.15) | 1,943.591 | 6.95 | 13,508 |
| Qualified XII (1.20) | 180.639 | 6.95 | 1,255 |
| Qualified XII (1.25) | 292.304 | 6.95 | 2,032 |
| Qualified XII (1.40) | 217.460 | 6.94 | 1,509 |
| Qualified XXV | 79.033 | 6.97 | 551 |
| Qualified LIII | 2,017.173 | 6.98 | 14,080 |
| Qualified LVI | 687.170 | 6.99 | 4,803 |
| | 91,193.446 | | $ 634,597 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 326,606.859 | $5.99 to $14.04 | $ 2,895,625 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 11,013.179 | 8.45 | 93,061 |
| ING MAP PLUS NP1 | 5,298.323 | 8.48 | 44,930 |
| ING MAP PLUS NP3 | 512.677 | 8.44 | 4,327 |
| ING MAP PLUS NP4 | 1,932.414 | 8.42 | 16,271 |
| ING MAP PLUS NP6 | 9,779.124 | 8.38 | 81,949 |
| ING MAP PLUS NP8 | 6,130.535 | 8.34 | 51,129 |
| ING MAP PLUS NP9 | 31,572.531 | 8.32 | 262,683 |
| ING MAP PLUS NP10 | 8,630.037 | 8.30 | 71,629 |
| ING MAP PLUS NP11 | 17,294.580 | 8.28 | 143,199 |
| ING MAP PLUS NP13 | 6,088.519 | 8.24 | 50,169 |
| ING MAP PLUS NP14 | 18,231.472 | 8.22 | 149,863 |
| ING MAP PLUS NP15 | 8,952.311 | 8.20 | 73,409 |
| ING MAP PLUS NP16 | 41,516.315 | 8.18 | 339,603 |
| ING MAP PLUS NP17 | 7,293.779 | 8.16 | 59,517 |
| ING MAP PLUS NP18 | 2,568.918 | 8.14 | 20,911 |
| ING MAP PLUS NP20 | 28,237.912 | 8.10 | 228,727 |
| ING MAP PLUS NP21 | 21,105.361 | 8.08 | 170,531 |
| ING MAP PLUS NP22 | 2,868.947 | 8.06 | 23,124 |
| ING MAP PLUS NP23 | 4,395.363 | 8.04 | 35,339 |
| ING MAP PLUS NP24 | 842.505 | 8.02 | 6,757 |
| ING MAP PLUS NP25 | 1,596.580 | 8.00 | 12,773 |
| ING MAP PLUS NP26 | 3,174.249 | 7.98 | 25,331 |
| ING MAP PLUS NP27 | 286.930 | 7.96 | 2,284 |
| ING MAP PLUS NP28 | 2,166.817 | 7.94 | 17,205 |
| ING MAP PLUS NP29 | 10.413 | 7.92 | 82 |
| ING MAP PLUS NP30 | 411.100 | 7.90 | 3,248 |
| Qualified V | 77.518 | 13.77 | 1,067 |
| Qualified VI | 6,093,123.355 | 14.04 | 85,547,452 |
| Qualified VIII | 3,440.319 | 14.03 | 48,268 |
| Qualified X (1.15) | 222,560.177 | 14.22 | 3,164,806 |
| Qualified X (1.25) | 464,533.758 | 14.04 | 6,522,054 |
| Qualified XII (0.00) | 64,139.516 | 9.61 | 616,381 |
| Qualified XII (0.05) | 179,311.911 | 15.43 | 2,766,783 |
| Qualified XII (0.10) | 274.579 | 9.51 | 2,611 |
| Qualified XII (0.20) | 70,527.655 | 9.41 | 663,665 |
| Qualified XII (0.25) | 16,231.819 | 9.36 | 151,930 |
| Qualified XII (0.30) | 188,676.054 | 9.31 | 1,756,574 |
| Qualified XII (0.35) | 25,116.689 | 9.26 | 232,581 |
| Qualified XII (0.40) | 103,896.523 | 15.41 | 1,601,045 |
| Qualified XII (0.45) | 720.641 | 9.16 | 6,601 |
| Qualified XII (0.50) | 594,638.728 | 9.69 | 5,762,049 |
| Qualified XII (0.55) | 143,761.260 | 9.07 | 1,303,915 |
| Qualified XII (0.60) | 164,902.210 | 9.02 | 1,487,418 |
| Qualified XII (0.65) | 362,378.071 | 8.97 | 3,250,531 |
| Qualified XII (0.70) | 427,312.017 | 8.92 | 3,811,623 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.75) | 842,036.066 | $ 8.88 | $ 7,477,280 |
| Qualified XII (0.80) | 1,047,075.400 | 9.85 | 10,313,693 |
| Qualified XII (0.85) | 595,013.786 | 14.75 | 8,776,453 |
| Qualified XII (0.90) | 116,681.471 | 9.46 | 1,103,807 |
| Qualified XII (0.95) | 620,993.958 | 14.57 | 9,047,882 |
| Qualified XII (1.00) | 2,687,577.414 | 14.48 | 38,916,121 |
| Qualified XII (1.05) | 79,402.874 | 14.39 | 1,142,607 |
| Qualified XII (1.10) | 153,608.856 | 14.31 | 2,198,143 |
| Qualified XII (1.15) | 205,125.554 | 14.22 | 2,916,885 |
| Qualified XII (1.20) | 36,042.880 | 14.13 | 509,286 |
| Qualified XII (1.25) | 147,668.986 | 14.04 | 2,073,273 |
| Qualified XII (1.30) | 6,248.665 | 13.96 | 87,231 |
| Qualified XII (1.35) | 1,572.702 | 13.87 | 21,813 |
| Qualified XII (1.40) | 19,455.401 | 13.79 | 268,290 |
| Qualified XII (1.45) | 4,527.586 | 13.70 | 62,028 |
| Qualified XII (1.50) | 3,312.896 | 13.62 | 45,122 |
| Qualified XV | 30,019.984 | 14.56 | 437,091 |
| Qualified XVI | 116,316.348 | 13.64 | 1,586,555 |
| Qualified XVII | 21,307.584 | 14.21 | 302,781 |
| Qualified XVIII | 38,346.536 | 14.62 | 560,626 |
| Qualified XXV | 25,449.857 | 14.82 | 377,167 |
| Qualified XXVI | 4,720.587 | 14.63 | 69,062 |
| Qualified XXVII | 1,573,666.563 | 14.34 | 22,566,379 |
| Qualified XXVIII | 459,790.200 | 14.30 | 6,575,000 |
| Qualified XXXII | 27,580.554 | 8.59 | 236,917 |
| Qualified XXXIII (0.65) | 5,586.797 | 8.28 | 46,259 |
| Qualified XXXVI | 79,688.743 | 8.34 | 664,604 |
| Qualified XXXVIII | 209,655.279 | 6.20 | 1,299,863 |
| Qualified XLIII | 6,908.481 | 6.18 | 42,694 |
| Qualified LIII | 212,870.457 | 8.25 | 1,756,181 |
| Qualified LIV | 122,044.104 | 8.19 | 999,541 |
| Qualified LVI | 137,124.273 | 8.29 | 1,136,760 |
| Qualified LIX | 31,938.297 | 8.45 | 269,879 |
| | 19,363,499.689 | | $ 247,468,303 |
| | | | |
| **ING VP Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 42,854.991 | $ 7.58 | $ 324,841 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 103,091.754 | $ 8.96 | $ 923,702 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,353.609 | 8.92 | 65,594 |
| ING MAP PLUS NP1 | 9,742.393 | 8.96 | 87,292 |
| ING MAP PLUS NP6 | 346.355 | 8.85 | 3,065 |
| ING MAP PLUS NP8 | 20,028.737 | 8.81 | 176,453 |
| ING MAP PLUS NP9 | 11,676.354 | 8.79 | 102,635 |
| ING MAP PLUS NP10 | 3,185.033 | 8.77 | 27,933 |
| ING MAP PLUS NP11 | 7,728.874 | 8.75 | 67,628 |
| ING MAP PLUS NP12 | 8,060.660 | 8.73 | 70,370 |
| ING MAP PLUS NP13 | 1,583.425 | 8.70 | 13,776 |
| ING MAP PLUS NP14 | 3,950.873 | 8.68 | 34,294 |
| ING MAP PLUS NP15 | 13,959.282 | 8.66 | 120,887 |
| ING MAP PLUS NP16 | 10,436.372 | 8.64 | 90,170 |
| ING MAP PLUS NP17 | 7,010.053 | 8.62 | 60,427 |
| ING MAP PLUS NP18 | 2,449.408 | 8.60 | 21,065 |
| ING MAP PLUS NP19 | 7,620.015 | 8.58 | 65,380 |
| ING MAP PLUS NP21 | 5,037.535 | 8.53 | 42,970 |
| ING MAP PLUS NP22 | 3,455.175 | 8.51 | 29,404 |
| ING MAP PLUS NP23 | 1,342.547 | 8.49 | 11,398 |
| ING MAP PLUS NP24 | 46.123 | 8.47 | 391 |
| ING MAP PLUS NP25 | 1,018.424 | 8.45 | 8,606 |
| ING MAP PLUS NP26 | 1,822.148 | 8.43 | 15,361 |
| ING MAP PLUS NP28 | 12,519.702 | 8.39 | 105,040 |
| ING MAP PLUS NP29 | 984.922 | 8.37 | 8,244 |
| ING MAP PLUS NP30 | 912.119 | 8.35 | 7,616 |
| ING MAP PLUS NP32 | 374.700 | 8.31 | 3,114 |
| ING MAP PLUS NP35 | 280.761 | 8.25 | 2,316 |
| Qualified V | 2,174.344 | 14.08 | 30,615 |
| Qualified VI | 3,310,498.542 | 14.32 | 47,406,339 |
| Qualified VIII | 571.947 | 14.31 | 8,185 |
| Qualified X (1.15) | 84,062.328 | 14.48 | 1,217,223 |
| Qualified X (1.25) | 282,100.714 | 14.32 | 4,039,682 |
| Qualified XII (0.00) | 22,053.336 | 16.74 | 369,173 |
| Qualified XII (0.05) | 244,804.882 | 15.66 | 3,833,644 |
| Qualified XII (0.10) | 24.465 | 16.57 | 405 |
| Qualified XII (0.20) | 24,795.133 | 16.39 | 406,392 |
| Qualified XII (0.25) | 5,004.811 | 16.30 | 81,578 |
| Qualified XII (0.30) | 247,422.073 | 16.22 | 4,013,186 |
| Qualified XII (0.35) | 2,813.935 | 16.13 | 45,389 |
| Qualified XII (0.40) | 180,885.684 | 15.64 | 2,829,052 |
| Qualified XII (0.50) | 452,409.936 | 15.52 | 7,021,402 |
| Qualified XII (0.55) | 88,402.298 | 15.79 | 1,395,872 |
| Qualified XII (0.60) | 60,818.190 | 15.71 | 955,454 |
| Qualified XII (0.65) | 317,641.260 | 15.63 | 4,964,733 |
| Qualified XII (0.70) | 158,219.082 | 15.54 | 2,458,725 |
| Qualified XII (0.75) | 406,072.514 | 15.46 | 6,277,881 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.80) | 618,674.766 | $ 15.03 | $ 9,298,682 |
| Qualified XII (0.85) | 424,192.433 | 14.95 | 6,341,677 |
| Qualified XII (0.90) | 57,437.950 | 14.87 | 854,102 |
| Qualified XII (0.95) | 1,877,948.283 | 14.79 | 27,774,855 |
| Qualified XII (1.00) | 1,636,314.768 | 14.71 | 24,070,190 |
| Qualified XII (1.05) | 62,920.448 | 14.63 | 920,526 |
| Qualified XII (1.10) | 110,413.092 | 14.55 | 1,606,510 |
| Qualified XII (1.15) | 152,651.160 | 14.48 | 2,210,389 |
| Qualified XII (1.20) | 29,269.557 | 14.40 | 421,482 |
| Qualified XII (1.25) | 151,967.212 | 14.32 | 2,176,170 |
| Qualified XII (1.30) | 2,638.970 | 14.25 | 37,605 |
| Qualified XII (1.35) | 735.455 | 14.17 | 10,421 |
| Qualified XII (1.40) | 17,659.931 | 14.09 | 248,828 |
| Qualified XII (1.45) | 7,286.429 | 14.02 | 102,156 |
| Qualified XII (1.50) | 2,902.126 | 13.94 | 40,456 |
| Qualified XIII | 425.264 | 14.79 | 6,290 |
| Qualified XV | 14,946.961 | 14.79 | 221,066 |
| Qualified XVI | 86,516.567 | 13.94 | 1,206,041 |
| Qualified XVII | 4,591.677 | 14.32 | 65,753 |
| Qualified XVIII | 13,483.098 | 14.32 | 193,078 |
| Qualified XXV | 30,819.612 | 15.11 | 465,684 |
| Qualified XXVI | 13,497.505 | 14.92 | 201,383 |
| Qualified XXVII | 1,759,942.581 | 15.22 | 26,786,326 |
| Qualified XXVIII | 884,019.976 | 15.18 | 13,419,423 |
| Qualified XXXII | 11,403.155 | 8.93 | 101,830 |
| Qualified XXXIII (0.65) | 8,978.087 | 10.63 | 95,437 |
| Qualified XXXVI | 32,771.472 | 10.72 | 351,310 |
| Qualified XXXVIII | 120,897.785 | 6.04 | 730,223 |
| Qualified XLIII | 2,963.876 | 6.03 | 17,872 |
| Qualified LIII | 74,027.347 | 8.29 | 613,687 |
| Qualified LIV | 144,515.537 | 8.23 | 1,189,363 |
| Qualified LVI | 136,200.145 | 8.33 | 1,134,547 |
| Qualified LIX | 7,251.183 | 10.85 | 78,675 |
| | 14,637,057.235 | | $ 212,512,098 |
| | | | |
| **ING VP Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 35,711.374 | $ 7.29 | $ 260,336 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 67,772.319 | $  9.01 | $  610,629 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,465.088 | 8.86 | 48,421 |
| ING MAP PLUS NP1 | 23,642.264 | 8.89 | 210,180 |
| ING MAP PLUS NP6 | 8,652.541 | 8.78 | 75,969 |
| ING MAP PLUS NP8 | 3,924.944 | 8.74 | 34,304 |
| ING MAP PLUS NP9 | 2,588.790 | 8.72 | 22,574 |
| ING MAP PLUS NP10 | 4,820.976 | 8.70 | 41,942 |
| ING MAP PLUS NP11 | 26,992.663 | 8.67 | 234,026 |
| ING MAP PLUS NP12 | 5,302.956 | 8.65 | 45,871 |
| ING MAP PLUS NP13 | 999.767 | 8.63 | 8,628 |
| ING MAP PLUS NP14 | 2,601.143 | 8.61 | 22,396 |
| ING MAP PLUS NP15 | 1,014.220 | 8.59 | 8,712 |
| ING MAP PLUS NP16 | 1,834.196 | 8.57 | 15,719 |
| ING MAP PLUS NP17 | 8,753.092 | 8.55 | 74,839 |
| ING MAP PLUS NP18 | 700.000 | 8.53 | 5,971 |
| ING MAP PLUS NP19 | 3,426.848 | 8.51 | 29,162 |
| ING MAP PLUS NP20 | 65.729 | 8.48 | 557 |
| ING MAP PLUS NP21 | 1,074.716 | 8.46 | 9,092 |
| ING MAP PLUS NP22 | 1,986.494 | 8.44 | 16,766 |
| ING MAP PLUS NP23 | 783.348 | 8.42 | 6,596 |
| ING MAP PLUS NP24 | 5.618 | 8.40 | 47 |
| ING MAP PLUS NP26 | 2,039.876 | 8.36 | 17,053 |
| ING MAP PLUS NP28 | 4,440.565 | 8.32 | 36,946 |
| ING MAP PLUS NP29 | 145.995 | 8.30 | 1,212 |
| ING MAP PLUS NP30 | 1,031.896 | 8.28 | 8,544 |
| ING MAP PLUS NP32 | 328.337 | 8.24 | 2,706 |
| ING MAP PLUS NP35 | 481.301 | 8.18 | 3,937 |
| Qualified V | 1,558.306 | 10.49 | 16,347 |
| Qualified VI | 1,789,693.058 | 10.67 | 19,096,025 |
| Qualified VIII | 596.296 | 10.66 | 6,357 |
| Qualified X (1.15) | 44,586.301 | 10.78 | 480,640 |
| Qualified X (1.25) | 160,870.060 | 10.67 | 1,716,484 |
| Qualified XII (0.00) | 3,268.593 | 12.68 | 41,446 |
| Qualified XII (0.05) | 152,451.371 | 11.67 | 1,779,108 |
| Qualified XII (0.10) | 63.573 | 12.54 | 797 |
| Qualified XII (0.20) | 21,588.647 | 12.41 | 267,915 |
| Qualified XII (0.25) | 2,428.183 | 12.34 | 29,964 |
| Qualified XII (0.30) | 145,900.555 | 12.28 | 1,791,659 |
| Qualified XII (0.35) | 1,643.933 | 12.21 | 20,072 |
| Qualified XII (0.40) | 102,557.786 | 11.65 | 1,194,798 |
| Qualified XII (0.50) | 399,728.550 | 11.56 | 4,620,862 |
| Qualified XII (0.55) | 43,827.760 | 11.96 | 524,180 |
| Qualified XII (0.60) | 38,949.252 | 11.89 | 463,107 |
| Qualified XII (0.65) | 109,681.239 | 11.83 | 1,297,529 |
| Qualified XII (0.70) | 71,338.050 | 11.77 | 839,649 |
| Qualified XII (0.75) | 186,984.228 | 11.71 | 2,189,585 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XII (0.80) | 481,806.270 | $ 11.19 | $ 5,391,412 |
| Qualified XII (0.85) | 209,995.378 | 11.13 | 2,337,249 |
| Qualified XII (0.90) | 56,987.683 | 11.07 | 630,854 |
| Qualified XII (0.95) | 301,782.787 | 11.02 | 3,325,646 |
| Qualified XII (1.00) | 985,346.014 | 10.96 | 10,799,392 |
| Qualified XII (1.05) | 29,021.730 | 10.90 | 316,337 |
| Qualified XII (1.10) | 67,034.363 | 10.84 | 726,652 |
| Qualified XII (1.15) | 92,831.331 | 10.78 | 1,000,722 |
| Qualified XII (1.20) | 13,077.953 | 10.72 | 140,196 |
| Qualified XII (1.25) | 94,434.206 | 10.67 | 1,007,613 |
| Qualified XII (1.30) | 1,357.841 | 10.61 | 14,407 |
| Qualified XII (1.35) | 62.804 | 10.55 | 663 |
| Qualified XII (1.40) | 10,787.890 | 10.50 | 113,273 |
| Qualified XII (1.45) | 1,918.559 | 10.44 | 20,030 |
| Qualified XII (1.50) | 612.117 | 10.39 | 6,360 |
| Qualified XV | 14,752.413 | 11.02 | 162,572 |
| Qualified XVI | 49,131.203 | 10.39 | 510,473 |
| Qualified XVII | 357.729 | 10.67 | 3,817 |
| Qualified XVIII | 11,940.054 | 10.67 | 127,400 |
| Qualified XXV | 5,401.956 | 11.25 | 60,772 |
| Qualified XXVI | 4,506.778 | 11.12 | 50,115 |
| Qualified XXVII | 1,120,219.629 | 11.31 | 12,669,684 |
| Qualified XXVIII | 565,946.473 | 11.28 | 6,383,876 |
| Qualified XXXII | 3,033.183 | 8.92 | 27,056 |
| Qualified XXXIII (0.65) | 8,917.630 | 10.87 | 96,935 |
| Qualified XXXVI | 15,284.688 | 10.96 | 167,520 |
| Qualified XXXVIII | 84,619.868 | 6.21 | 525,489 |
| Qualified XLIII | 3,148.869 | 6.19 | 19,492 |
| Qualified LIII | 44,872.826 | 8.05 | 361,226 |
| Qualified LIV | 27,912.632 | 8.00 | 223,301 |
| Qualified LVI | 64,720.421 | 8.10 | 524,235 |
| Qualified LIX | 5,166.841 | 11.10 | 57,352 |
| | 7,835,581.542 | | $ 85,771,444 |
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 8,219.055 | $ 7.05 | $ 57,944 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 83,717.941 | $9.74 to $19.83 | $ 1,023,385 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,906.756 | 10.59 | 20,193 |
| ING MAP PLUS NP8 | 903.277 | 10.29 | 9,295 |
| ING MAP PLUS NP9 | 936.961 | 10.27 | 9,623 |
| ING MAP PLUS NP11 | 12.155 | 10.22 | 124 |
| ING MAP PLUS NP13 | 4.359 | 10.17 | 44 |
| ING MAP PLUS NP14 | 381.758 | 10.14 | 3,871 |
| ING MAP PLUS NP15 | 790.238 | 10.12 | 7,997 |
| ING MAP PLUS NP16 | 30.626 | 10.09 | 309 |
| ING MAP PLUS NP17 | 935.643 | 10.07 | 9,422 |
| ING MAP PLUS NP19 | 3,898.781 | 10.02 | 39,066 |
| ING MAP PLUS NP21 | 110.765 | 9.97 | 1,104 |
| ING MAP PLUS NP22 | 46.541 | 9.94 | 463 |
| ING MAP PLUS NP24 | 5.648 | 9.89 | 56 |
| ING MAP PLUS NP25 | 6,096.550 | 9.87 | 60,173 |
| ING MAP PLUS NP26 | 2,719.696 | 9.85 | 26,789 |
| ING MAP PLUS NP28 | 1,857.014 | 9.80 | 18,199 |
| ING MAP PLUS NP29 | 3,718.257 | 9.77 | 36,327 |
| ING MAP PLUS NP30 | 53.212 | 9.75 | 519 |
| Qualified V | 220.411 | 19.47 | 4,291 |
| Qualified VI | 1,285,065.057 | 19.83 | 25,482,840 |
| Qualified VIII | 14.422 | 19.82 | 286 |
| Qualified X (1.15) | 61,879.061 | 20.07 | 1,241,913 |
| Qualified X (1.25) | 127,454.702 | 19.83 | 2,527,427 |
| Qualified XII (0.00) | 8,605.496 | 15.17 | 130,545 |
| Qualified XII (0.05) | 44,610.956 | 21.76 | 970,734 |
| Qualified XII (0.10) | 7.106 | 15.01 | 107 |
| Qualified XII (0.20) | 12,630.233 | 14.85 | 187,559 |
| Qualified XII (0.25) | 4,166.538 | 14.77 | 61,540 |
| Qualified XII (0.30) | 138,577.494 | 14.69 | 2,035,703 |
| Qualified XII (0.35) | 3,757.729 | 14.62 | 54,938 |
| Qualified XII (0.40) | 48,123.017 | 21.72 | 1,045,232 |
| Qualified XII (0.45) | 454.283 | 14.46 | 6,569 |
| Qualified XII (0.50) | 136,964.482 | 14.60 | 1,999,681 |
| Qualified XII (0.55) | 63,505.046 | 14.31 | 908,757 |
| Qualified XII (0.60) | 86,085.618 | 14.23 | 1,224,998 |
| Qualified XII (0.65) | 57,445.468 | 14.16 | 813,428 |
| Qualified XII (0.70) | 103,890.557 | 14.08 | 1,462,779 |
| Qualified XII (0.75) | 256,519.601 | 14.01 | 3,593,840 |
| Qualified XII (0.80) | 528,456.709 | 14.86 | 7,852,867 |
| Qualified XII (0.85) | 179,453.987 | 20.79 | 3,730,848 |
| Qualified XII (0.90) | 19,452.339 | 14.33 | 278,752 |
| Qualified XII (0.95) | 159,679.729 | 20.54 | 3,279,822 |
| Qualified XII (1.00) | 590,550.076 | 20.42 | 12,059,033 |
| Qualified XII (1.05) | 30,423.792 | 20.31 | 617,907 |
| Qualified XII (1.10) | 38,814.466 | 20.19 | 783,664 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company Portfolio - Class I (continued)** | | | |
| Qualified XII (1.15) | 58,495.753 | $ 20.07 | $ 1,174,010 |
| Qualified XII (1.20) | 4,544.021 | 19.95 | 90,653 |
| Qualified XII (1.25) | 25,923.255 | 19.83 | 514,058 |
| Qualified XII (1.30) | 2,733.027 | 19.72 | 53,895 |
| Qualified XII (1.35) | 894.095 | 19.60 | 17,524 |
| Qualified XII (1.40) | 7,757.807 | 19.49 | 151,200 |
| Qualified XII (1.45) | 1,574.665 | 19.37 | 30,501 |
| Qualified XII (1.50) | 2,623.407 | 19.26 | 50,527 |
| Qualified XV | 9,075.119 | 20.54 | 186,403 |
| Qualified XVI | 40,304.759 | 19.26 | 776,270 |
| Qualified XVII | 3,985.191 | 19.83 | 79,026 |
| Qualified XVIII | 11,577.061 | 20.65 | 239,066 |
| Qualified XXV | 14,688.452 | 20.93 | 307,429 |
| Qualified XXVI | 2,847.701 | 20.67 | 58,862 |
| Qualified XXVII | 568,936.313 | 9.96 | 5,666,606 |
| Qualified XXVIII | 130,704.522 | 10.61 | 1,386,775 |
| Qualified XXXII | 4,001.074 | 10.31 | 41,251 |
| Qualified XXXVI | 21,546.620 | 11.47 | 247,140 |
| Qualified XXXVIII | 45,372.626 | 6.61 | 299,913 |
| Qualified XLIII | 870.428 | 6.59 | 5,736 |
| Qualified LIII | 32,064.130 | 10.02 | 321,283 |
| Qualified LIV | 47,318.988 | 9.96 | 471,297 |
| Qualified LVI | 36,841.511 | 10.08 | 371,362 |
| Qualified LIX | 8,400.850 | 11.61 | 97,534 |
| | 5,178,015.928 | | $ 86,261,340 |
| **ING VP Small Company Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 11,778.295 | $ 8.52 | $ 100,351 |
| **ING VP International Value Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 168,754.607 | $ 10.78 | $ 1,819,175 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,308.135 | 10.41 | 13,618 |
| ING MAP PLUS NP3 | 113.809 | 10.64 | 1,211 |
| ING MAP PLUS NP8 | 868.748 | 10.51 | 9,131 |
| ING MAP PLUS NP10 | 75.918 | 10.46 | 794 |
| ING MAP PLUS NP11 | 7,405.623 | 10.43 | 77,241 |
| ING MAP PLUS NP12 | 587.256 | 10.41 | 6,113 |
| ING MAP PLUS NP16 | 14.458 | 10.31 | 149 |
| ING MAP PLUS NP18 | 247.292 | 10.26 | 2,537 |
| ING MAP PLUS NP19 | 5.503 | 10.23 | 56 |
| ING MAP PLUS NP20 | 4,071.974 | 10.21 | 41,575 |
| ING MAP PLUS NP21 | 989.848 | 10.18 | 10,077 |
| ING MAP PLUS NP22 | 604.934 | 10.16 | 6,146 |
| ING MAP PLUS NP26 | 767.509 | 10.06 | 7,721 |
| ING MAP PLUS NP27 | 328.115 | 10.03 | 3,291 |
| ING MAP PLUS NP30 | 467.627 | 9.96 | 4,658 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value Portfolio - Class I** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP32 | 67.715 | $ 9.91 | $ 671 |
| ING MAP PLUS NP35 | 224.510 | 9.84 | 2,209 |
| Qualified V | 469.804 | 10.26 | 4,820 |
| Qualified VI | 965,543.709 | 10.38 | 10,022,344 |
| Qualified X (1.15) | 73,545.229 | 10.46 | 769,283 |
| Qualified X (1.25) | 201,857.432 | 10.38 | 2,095,280 |
| Qualified XII (0.00) | 3,538.939 | 11.39 | 40,309 |
| Qualified XII (0.10) | 14.905 | 11.31 | 169 |
| Qualified XII (0.20) | 101,460.236 | 11.23 | 1,139,398 |
| Qualified XII (0.25) | 1,601.041 | 11.18 | 17,900 |
| Qualified XII (0.30) | 108,668.895 | 11.14 | 1,210,571 |
| Qualified XII (0.40) | 151,769.408 | 11.06 | 1,678,570 |
| Qualified XII (0.50) | 296,268.285 | 10.98 | 3,253,026 |
| Qualified XII (0.55) | 45,851.819 | 10.94 | 501,619 |
| Qualified XII (0.60) | 30,523.462 | 10.90 | 332,706 |
| Qualified XII (0.65) | 37,828.958 | 10.86 | 410,822 |
| Qualified XII (0.70) | 47,593.444 | 10.82 | 514,961 |
| Qualified XII (0.75) | 79,304.651 | 10.78 | 854,904 |
| Qualified XII (0.80) | 202,554.272 | 10.74 | 2,175,433 |
| Qualified XII (0.85) | 79,090.817 | 10.70 | 846,272 |
| Qualified XII (0.90) | 14,503.620 | 10.66 | 154,609 |
| Qualified XII (0.95) | 3,508,367.983 | 10.62 | 37,258,868 |
| Qualified XII (1.00) | 587,996.110 | 10.58 | 6,220,999 |
| Qualified XII (1.05) | 5,841.887 | 10.54 | 61,573 |
| Qualified XII (1.10) | 16,271.151 | 10.50 | 170,847 |
| Qualified XII (1.15) | 100,465.516 | 10.46 | 1,050,869 |
| Qualified XII (1.20) | 7,373.873 | 10.42 | 76,836 |
| Qualified XII (1.25) | 40,503.402 | 10.38 | 420,425 |
| Qualified XII (1.30) | 3,622.070 | 10.34 | 37,452 |
| Qualified XII (1.35) | 225.469 | 10.30 | 2,322 |
| Qualified XII (1.40) | 4,443.083 | 10.27 | 45,630 |
| Qualified XII (1.45) | 913.832 | 10.23 | 9,349 |
| Qualified XII (1.50) | 1,362.908 | 10.19 | 13,888 |
| Qualified XIII | 652.672 | 10.62 | 6,931 |
| Qualified XV | 3,615.202 | 10.62 | 38,393 |
| Qualified XVI | 26,186.839 | 10.19 | 266,844 |
| Qualified XVII | 649.128 | 10.38 | 6,738 |
| Qualified XVIII | 13,531.307 | 10.38 | 140,455 |
| Qualified XXI | 42,886.000 | 10.74 | 460,596 |
| Qualified XXV | 2,605.234 | 10.88 | 28,345 |
| Qualified XXVI | 1,772.895 | 10.71 | 18,988 |
| Qualified XXVIII | 819,968.227 | 11.79 | 9,667,425 |
| Qualified XXXII | 2,033.034 | 10.64 | 21,631 |
| Qualified XXXIII (0.65) | 46,818.063 | 10.80 | 505,635 |
| Qualified XXXVIII | 16,933.063 | 5.69 | 96,349 |
| Qualified XLIII | 636.801 | 5.67 | 3,611 |
| Qualified LIII | 7,494.562 | 9.52 | 71,348 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified LIV | 8,432.791 | $ 9.46 | $ 79,774 |
| Qualified LVI | 15,601.683 | 9.58 | 149,464 |
| Qualified LIX | 2,213.720 | 10.98 | 24,307 |
| | 7,918,311.012 | | $ 84,985,261 |
| | | | |
| **ING VP International Value Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 28,707.290 | $ 8.65 | $ 248,318 |
| | | | |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 715.161 | $ 10.14 | $ 7,252 |
| Qualified VI | 336,536.225 | 9.12 | 3,069,210 |
| Qualified X (1.15) | 7,609.289 | 9.19 | 69,929 |
| Qualified X (1.25) | 38,226.163 | 9.12 | 348,623 |
| Qualified XII (0.00) | 879.180 | 10.02 | 8,809 |
| Qualified XII (0.30) | 39,348.648 | 9.79 | 385,223 |
| Qualified XII (0.40) | 14,661.918 | 9.72 | 142,514 |
| Qualified XII (0.50) | 5,469.481 | 9.65 | 52,780 |
| Qualified XII (0.55) | 8,422.973 | 9.61 | 80,945 |
| Qualified XII (0.60) | 5,274.716 | 9.58 | 50,532 |
| Qualified XII (0.65) | 22,955.410 | 9.54 | 218,995 |
| Qualified XII (0.70) | 8,901.244 | 9.51 | 84,651 |
| Qualified XII (0.75) | 75,660.905 | 9.47 | 716,509 |
| Qualified XII (0.80) | 60,532.788 | 9.44 | 571,430 |
| Qualified XII (0.85) | 36,423.360 | 9.40 | 342,380 |
| Qualified XII (0.90) | 10,458.191 | 9.37 | 97,993 |
| Qualified XII (0.95) | 62,519.404 | 9.33 | 583,306 |
| Qualified XII (1.00) | 121,056.645 | 9.30 | 1,125,827 |
| Qualified XII (1.05) | 1,265.427 | 9.26 | 11,718 |
| Qualified XII (1.10) | 13,434.459 | 9.23 | 124,000 |
| Qualified XII (1.15) | 6,486.814 | 9.19 | 59,614 |
| Qualified XII (1.20) | 2,661.709 | 9.16 | 24,381 |
| Qualified XII (1.25) | 9,681.339 | 9.12 | 88,294 |
| Qualified XII (1.30) | 2,002.562 | 9.09 | 18,203 |
| Qualified XII (1.35) | 35.313 | 9.06 | 320 |
| Qualified XII (1.40) | 828.341 | 9.02 | 7,472 |
| Qualified XII (1.45) | 224.176 | 8.99 | 2,015 |
| Qualified XII (1.50) | 75.773 | 8.96 | 679 |
| Qualified XV | 1,036.703 | 9.33 | 9,672 |
| Qualified XVI | 9,470.469 | 8.96 | 84,855 |
| Qualified XVIII | 5,536.217 | 9.12 | 50,490 |
| Qualified XXV | 2,527.768 | 9.56 | 24,165 |
| Qualified XXVI | 681.043 | 9.41 | 6,409 |
| Qualified XXXII | 127.998 | 10.01 | 1,281 |
| Qualified XXXVIII | 13,942.355 | 6.37 | 88,813 |
| Qualified XLIII | 109.480 | 6.36 | 696 |
| Qualified LIII | 5,757.785 | 9.76 | 56,196 |
| Qualified LIV | 103.975 | 9.70 | 1,009 |
| Qualified LVI | 1,265.848 | 9.82 | 12,431 |
| Qualified LIX | 1,705.940 | 10.69 | 18,237 |
| | 934,613.195 | | $ 8,647,858 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 12,412.067 | $ 8.69 | $ 107,861 |
| | | | |
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified V | 67.869 | $ 6.18 | $ 419 |
| Qualified VI | 251,417.349 | 6.25 | 1,571,358 |
| Qualified VIII | 126.454 | 6.25 | 790 |
| Qualified X (1.15) | 24,725.030 | 6.30 | 155,768 |
| Qualified X (1.25) | 33,603.720 | 6.25 | 210,023 |
| Qualified XII (0.00) | 116.621 | 6.86 | 800 |
| Qualified XII (0.20) | 74.720 | 6.76 | 505 |
| Qualified XII (0.25) | 611.458 | 6.74 | 4,121 |
| Qualified XII (0.30) | 370,460.176 | 6.71 | 2,485,788 |
| Qualified XII (0.40) | 11,905.407 | 6.66 | 79,290 |
| Qualified XII (0.50) | 3,212.994 | 6.61 | 21,238 |
| Qualified XII (0.55) | 8,944.759 | 6.59 | 58,946 |
| Qualified XII (0.60) | 13,913.041 | 6.56 | 91,270 |
| Qualified XII (0.65) | 101,609.547 | 6.54 | 664,526 |
| Qualified XII (0.70) | 5,511.720 | 6.51 | 35,881 |
| Qualified XII (0.75) | 26,985.536 | 6.49 | 175,136 |
| Qualified XII (0.80) | 84,843.865 | 6.46 | 548,091 |
| Qualified XII (0.85) | 33,603.345 | 6.44 | 216,406 |
| Qualified XII (0.90) | 4,579.204 | 6.42 | 29,398 |
| Qualified XII (0.95) | 51,116.776 | 6.39 | 326,636 |
| Qualified XII (1.00) | 197,317.744 | 6.37 | 1,256,914 |
| Qualified XII (1.05) | 6,247.814 | 6.35 | 39,674 |
| Qualified XII (1.10) | 7,517.774 | 6.32 | 47,512 |
| Qualified XII (1.15) | 6,823.825 | 6.30 | 42,990 |
| Qualified XII (1.20) | 3,259.617 | 6.27 | 20,438 |
| Qualified XII (1.25) | 15,178.054 | 6.25 | 94,863 |
| Qualified XII (1.30) | 149.090 | 6.23 | 929 |
| Qualified XII (1.40) | 2,417.204 | 6.18 | 14,938 |
| Qualified XII (1.45) | 1,067.269 | 6.16 | 6,574 |
| Qualified XV | 327.294 | 6.39 | 2,091 |
| Qualified XVI | 5,564.785 | 6.14 | 34,168 |
| Qualified XVIII | 2,423.798 | 6.25 | 15,149 |
| Qualified XXV | 4,296.594 | 6.55 | 28,143 |
| Qualified XXVI | 730.388 | 6.45 | 4,711 |
| Qualified XXXVIII | 281.637 | 6.34 | 1,786 |
| Qualified XLIII | 62.191 | 6.33 | 394 |
| Qualified LIII | 1,149.902 | 9.63 | 11,074 |
| Qualified LIV | 3,554.781 | 9.57 | 34,019 |
| Qualified LVI | 316.118 | 9.68 | 3,060 |
| Qualified LIX | 4,355.442 | 7.17 | 31,229 |
| | 1,290,470.912 | | $ 8,367,046 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 5,691.374 | $ 8.20 | $ 46,669 |
| | | | |
| **ING VP Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 855,986.362 | $8.63 to $28.53 | $ 17,000,524 |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 1,834.321 | 9.24 | 16,949 |
| ING MAP PLUS NP14 | 572.373 | 8.95 | 5,123 |
| ING MAP PLUS NP15 | 27.188 | 8.93 | 243 |
| ING MAP PLUS NP21 | 8,396.578 | 8.80 | 73,890 |
| ING MAP PLUS NP22 | 10,371.002 | 8.78 | 91,057 |
| ING MAP PLUS NP25 | 222.834 | 8.72 | 1,943 |
| ING MAP PLUS NP26 | 1,348.829 | 8.69 | 11,721 |
| Qualified I | 18,796.343 | 27.98 | 525,922 |
| Qualified V | 659.737 | 20.66 | 13,630 |
| Qualified VI | 5,925,047.637 | 21.06 | 124,781,503 |
| Qualified VII | 98,258.815 | 20.39 | 2,003,497 |
| Qualified VIII | 2,224.702 | 19.54 | 43,471 |
| Qualified IX | 1,463.243 | 20.66 | 30,231 |
| Qualified X (1.15) | 345,777.781 | 21.38 | 7,392,729 |
| Qualified X (1.25) | 1,052,478.852 | 21.06 | 22,165,205 |
| Qualified XII (0.00) | 41,538.894 | 11.75 | 488,082 |
| Qualified XII (0.05) | 51,503.720 | 23.13 | 1,191,281 |
| Qualified XII (0.10) | 65.905 | 11.63 | 766 |
| Qualified XII (0.20) | 36,612.798 | 11.51 | 421,413 |
| Qualified XII (0.25) | 43,293.785 | 11.44 | 495,281 |
| Qualified XII (0.30) | 217,774.729 | 11.38 | 2,478,276 |
| Qualified XII (0.35) | 12,253.294 | 11.32 | 138,707 |
| Qualified XII (0.40) | 22,299.924 | 16.18 | 360,813 |
| Qualified XII (0.45) | 36.872 | 11.20 | 413 |
| Qualified XII (0.50) | 336,346.775 | 11.58 | 3,894,896 |
| Qualified XII (0.55) | 136,408.373 | 11.09 | 1,512,769 |
| Qualified XII (0.60) | 243,822.506 | 11.03 | 2,689,362 |
| Qualified XII (0.65) | 178,483.498 | 10.97 | 1,957,964 |
| Qualified XII (0.70) | 291,415.203 | 10.91 | 3,179,340 |
| Qualified XII (0.75) | 604,118.777 | 10.85 | 6,554,689 |
| Qualified XII (0.80) | 1,235,406.997 | 11.52 | 14,231,889 |
| Qualified XII (0.85) | 803,014.231 | 15.50 | 12,446,721 |
| Qualified XII (0.90) | 183,469.079 | 11.20 | 2,054,854 |
| Qualified XII (0.95) | 834,263.468 | 15.31 | 12,772,574 |
| Qualified XII (1.00) | 1,221,726.781 | 15.21 | 18,582,464 |
| Qualified XII (1.05) | 77,643.109 | 15.11 | 1,173,187 |
| Qualified XII (1.10) | 184,494.941 | 15.02 | 2,771,114 |
| Qualified XII (1.15) | 274,078.919 | 14.92 | 4,089,257 |
| Qualified XII (1.20) | 15,527.307 | 14.83 | 230,270 |
| Qualified XII (1.25) | 88,949.868 | 14.74 | 1,311,121 |
| Qualified XII (1.30) | 4,492.960 | 14.64 | 65,777 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced Portfolio - Class I (continued)** | | | |
| Qualified XII (1.35) | 2,295.742 | $ 14.55 | $ 33,403 |
| Qualified XII (1.40) | 15,460.662 | 14.46 | 223,561 |
| Qualified XII (1.45) | 208.148 | 14.37 | 2,991 |
| Qualified XII (1.50) | 1,356.609 | 14.28 | 19,372 |
| Qualified XIII | 8.512 | 21.87 | 186 |
| Qualified XV | 11,755.637 | 21.84 | 256,743 |
| Qualified XVI | 124,977.343 | 20.45 | 2,555,787 |
| Qualified XVII | 95,222.378 | 21.68 | 2,064,421 |
| Qualified XVIII | 146,727.776 | 21.68 | 3,181,058 |
| Qualified XIX | 9,976.108 | 28.80 | 287,312 |
| Qualified XX | 19,914.801 | 28.47 | 566,974 |
| Qualified XXV | 37,947.460 | 22.22 | 843,193 |
| Qualified XXVI | 4,969.746 | 21.95 | 109,086 |
| Qualified XXVII | 826,872.862 | 28.23 | 23,342,621 |
| Qualified XXVIII | 102,517.264 | 28.15 | 2,885,861 |
| Qualified XXX | 40,737.368 | 27.10 | 1,103,983 |
| Qualified XXXII | 217,887.765 | 9.14 | 1,991,494 |
| Qualified XXXVI | 23,631.215 | 9.95 | 235,131 |
| Qualified XXXVIII | 207,840.997 | 7.16 | 1,488,142 |
| Qualified XLIII | 12,433.588 | 7.13 | 88,651 |
| Qualified LIII | 154,708.476 | 8.84 | 1,367,623 |
| Qualified LIV | 232,643.460 | 8.78 | 2,042,610 |
| Qualified LVI | 105,315.658 | 8.89 | 936,256 |
| Qualified LIX | 4,785.311 | 10.07 | 48,188 |
| | 17,862,704.196 | | $ 314,925,565 |
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 295,681.914 | $9.89 to $83.76 | $ 5,940,774 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,378.504 | 10.38 | 76,589 |
| ING MAP PLUS NP1 | 37,722.100 | 10.62 | 400,609 |
| ING MAP PLUS NP6 | 26,873.318 | 10.49 | 281,901 |
| ING MAP PLUS NP8 | 39,309.754 | 10.44 | 410,394 |
| ING MAP PLUS NP9 | 11,721.298 | 10.41 | 122,019 |
| ING MAP PLUS NP10 | 230.615 | 10.38 | 2,394 |
| ING MAP PLUS NP11 | 109,386.945 | 10.36 | 1,133,249 |
| ING MAP PLUS NP12 | 55,533.585 | 10.33 | 573,662 |
| ING MAP PLUS NP13 | 5,522.661 | 10.31 | 56,939 |
| ING MAP PLUS NP14 | 5,900.766 | 10.28 | 60,660 |
| ING MAP PLUS NP15 | 62,189.408 | 10.26 | 638,063 |
| ING MAP PLUS NP16 | 979.648 | 10.23 | 10,022 |
| ING MAP PLUS NP17 | 16,570.654 | 10.21 | 169,186 |
| ING MAP PLUS NP18 | 6,164.972 | 10.18 | 62,759 |
| ING MAP PLUS NP19 | 757.897 | 10.16 | 7,700 |
| ING MAP PLUS NP20 | 291.653 | 10.13 | 2,954 |
| ING MAP PLUS NP21 | 2,716.043 | 10.11 | 27,459 |
| ING MAP PLUS NP23 | 9,680.783 | 10.06 | 97,389 |
| ING MAP PLUS NP24 | 1,638.123 | 10.03 | 16,430 |
| ING MAP PLUS NP25 | 557.927 | 10.01 | 5,585 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| **(continued)** | | | |
| ING MAP PLUS NP26 | 746.945 | $ 9.98 | $ 7,455 |
| ING MAP PLUS NP27 | 3,727.362 | 9.96 | 37,125 |
| ING MAP PLUS NP28 | 15,306.125 | 9.94 | 152,143 |
| ING MAP PLUS NP29 | 1,701.270 | 9.91 | 16,860 |
| ING MAP PLUS NP30 | 1,515.183 | 9.89 | 14,985 |
| ING MAP PLUS NP35 | 1,257.529 | 9.77 | 12,286 |
| Qualified I | 5,483.794 | 73.34 | 402,181 |
| Qualified V | 1,185.824 | 18.47 | 21,902 |
| Qualified VI | 4,992,356.036 | 18.57 | 92,708,052 |
| Qualified VII | 62,712.843 | 17.29 | 1,084,305 |
| Qualified VIII | 7,996.226 | 17.09 | 136,656 |
| Qualified IX | 553.548 | 18.08 | 10,008 |
| Qualified X (1.15) | 271,720.350 | 18.86 | 5,124,646 |
| Qualified X (1.25) | 703,102.523 | 18.57 | 13,056,614 |
| Qualified XII (0.00) | 26,354.370 | 15.71 | 414,027 |
| Qualified XII (0.05) | 209,522.685 | 20.41 | 4,276,358 |
| Qualified XII (0.10) | 6.334 | 15.54 | 98 |
| Qualified XII (0.20) | 38,193.010 | 15.38 | 587,409 |
| Qualified XII (0.25) | 31,797.180 | 15.29 | 486,179 |
| Qualified XII (0.30) | 189,955.718 | 15.21 | 2,889,226 |
| Qualified XII (0.35) | 5,567.904 | 15.13 | 84,242 |
| Qualified XII (0.40) | 59,370.861 | 17.28 | 1,025,928 |
| Qualified XII (0.45) | 809.370 | 14.97 | 12,116 |
| Qualified XII (0.50) | 463,233.691 | 15.10 | 6,994,829 |
| Qualified XII (0.55) | 233,534.895 | 14.81 | 3,458,652 |
| Qualified XII (0.60) | 123,333.212 | 14.74 | 1,817,932 |
| Qualified XII (0.65) | 461,356.211 | 14.66 | 6,763,482 |
| Qualified XII (0.70) | 411,319.418 | 14.58 | 5,997,037 |
| Qualified XII (0.75) | 373,088.946 | 14.50 | 5,409,790 |
| Qualified XII (0.80) | 966,351.581 | 14.63 | 14,137,724 |
| Qualified XII (0.85) | 775,031.794 | 16.55 | 12,826,776 |
| Qualified XII (0.90) | 82,848.322 | 14.49 | 1,200,472 |
| Qualified XII (0.95) | 2,994,466.155 | 16.34 | 48,929,577 |
| Qualified XII (1.00) | 1,700,056.020 | 16.24 | 27,608,910 |
| Qualified XII (1.05) | 73,671.367 | 16.13 | 1,188,319 |
| Qualified XII (1.10) | 130,907.828 | 16.03 | 2,098,452 |
| Qualified XII (1.15) | 158,911.537 | 15.93 | 2,531,461 |
| Qualified XII (1.20) | 44,152.548 | 15.83 | 698,935 |
| Qualified XII (1.25) | 121,609.453 | 15.73 | 1,912,917 |
| Qualified XII (1.30) | 5,293.579 | 15.63 | 82,739 |
| Qualified XII (1.35) | 3,013.917 | 15.53 | 46,806 |
| Qualified XII (1.40) | 25,237.260 | 15.44 | 389,663 |
| Qualified XII (1.45) | 7,872.748 | 15.34 | 120,768 |
| Qualified XII (1.50) | 1,041.107 | 15.24 | 15,866 |
| Qualified XV | 7,842.564 | 19.26 | 151,048 |
| Qualified XVI | 143,535.671 | 18.04 | 2,589,384 |
| Qualified XVII | 112,091.714 | 18.90 | 2,118,533 |
| Qualified XVIII | 174,989.521 | 18.90 | 3,307,302 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| **(continued)** | | | |
| Qualified XIX | 15.553 | $ 74.63 | $ 1,161 |
| Qualified XX | 7,112.050 | 73.28 | 521,171 |
| Qualified XXI | 21,798.099 | 19.54 | 425,935 |
| Qualified XXV | 23,421.091 | 19.59 | 458,819 |
| Qualified XXVI | 10,470.949 | 19.35 | 202,613 |
| Qualified XXVII | 576,494.321 | 73.52 | 42,383,862 |
| Qualified XXVIII | 156,594.803 | 73.31 | 11,479,965 |
| Qualified XXX | 18,281.029 | 70.58 | 1,290,275 |
| Qualified XXXII | 94,934.097 | 10.30 | 977,821 |
| Qualified XXXIII (0.65) | 26,899.284 | 12.34 | 331,937 |
| Qualified XXXV | 3,927.286 | 10.08 | 39,587 |
| Qualified XXIX | 307.818 | 72.02 | 22,169 |
| Qualified XXXVI | 42,348.150 | 12.44 | 526,811 |
| Qualified XXXVIII | 143,974.240 | 9.25 | 1,331,762 |
| Qualified XLIII | 12,500.482 | 9.22 | 115,254 |
| Qualified LIII | 231,330.109 | 10.23 | 2,366,507 |
| Qualified LIV | 177,823.331 | 10.16 | 1,806,685 |
| Qualified LVI | 95,615.210 | 10.28 | 982,924 |
| Qualified LIX | 5,085.538 | 12.59 | 64,027 |
| | 18,571,476.057 | | $ 350,384,197 |
| | | | |
| **ING VP Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 21,971.157 | $ 9.64 | $ 211,802 |
| | | | |
| **ING VP Money Market Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,213,874.450 | $10.68 to $12.98 | $ 13,677,870 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 273,075.388 | 11.10 | 3,031,137 |
| ING MAP PLUS NP4 | 2,317.484 | 11.41 | 26,442 |
| ING MAP PLUS NP6 | 12.220 | 11.35 | 139 |
| ING MAP PLUS NP15 | 6,640.462 | 11.10 | 73,709 |
| ING MAP PLUS NP17 | 687.285 | 11.05 | 7,595 |
| ING MAP PLUS NP19 | 24,465.035 | 11.00 | 269,115 |
| ING MAP PLUS NP21 | 941.994 | 10.94 | 10,305 |
| ING MAP PLUS NP25 | 1,013.073 | 10.83 | 10,972 |
| ING MAP PLUS NP26 | 486.964 | 10.81 | 5,264 |
| Qualified I | 3,905.472 | 54.26 | 211,911 |
| Qualified V | 24,448.478 | 15.08 | 368,683 |
| Qualified VI | 5,263,804.102 | 15.42 | 81,167,859 |
| Qualified VII | 66,945.829 | 15.42 | 1,032,305 |
| Qualified VIII | 8,305.971 | 14.84 | 123,261 |
| Qualified IX | 868.685 | 15.69 | 13,630 |
| Qualified X (1.15) | 395,971.404 | 15.66 | 6,200,912 |
| Qualified X (1.25) | 819,903.676 | 15.42 | 12,642,915 |
| Qualified XII (0.00) | 16,516.336 | 14.51 | 239,652 |
| Qualified XII (0.05) | 44,401.187 | 16.94 | 752,156 |
| Qualified XII (0.25) | 5,139.268 | 14.13 | 72,618 |
| Qualified XII (0.30) | 582,760.278 | 14.05 | 8,187,782 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market Portfolio - Class I (continued)** | | | |
| Qualified XII (0.35) | 88,510.200 | $ 13.98 | $ 1,237,373 |
| Qualified XII (0.40) | 254,244.825 | 15.14 | 3,849,267 |
| Qualified XII (0.45) | 334.852 | 13.83 | 4,631 |
| Qualified XII (0.50) | 1,857,130.772 | 13.89 | 25,795,546 |
| Qualified XII (0.55) | 248,143.341 | 13.68 | 3,394,601 |
| Qualified XII (0.60) | 422,638.988 | 13.61 | 5,752,117 |
| Qualified XII (0.65) | 1,668,292.366 | 13.54 | 22,588,679 |
| Qualified XII (0.70) | 1,104,772.716 | 13.47 | 14,881,288 |
| Qualified XII (0.75) | 1,480,502.667 | 13.40 | 19,838,736 |
| Qualified XII (0.80) | 1,831,765.099 | 13.50 | 24,728,829 |
| Qualified XII (0.85) | 931,951.521 | 14.50 | 13,513,297 |
| Qualified XII (0.90) | 201,555.761 | 13.32 | 2,684,723 |
| Qualified XII (0.95) | 3,316,496.492 | 14.32 | 47,492,230 |
| Qualified XII (1.00) | 4,585,229.181 | 14.23 | 65,247,811 |
| Qualified XII (1.05) | 208,197.288 | 14.14 | 2,943,910 |
| Qualified XII (1.10) | 287,943.348 | 14.05 | 4,045,604 |
| Qualified XII (1.15) | 201,803.071 | 13.96 | 2,817,171 |
| Qualified XII (1.20) | 60,965.910 | 13.88 | 846,207 |
| Qualified XII (1.25) | 813,394.346 | 13.79 | 11,216,708 |
| Qualified XII (1.30) | 8,505.961 | 13.70 | 116,532 |
| Qualified XII (1.35) | 2,810.007 | 13.62 | 38,272 |
| Qualified XII (1.40) | 46,061.786 | 13.53 | 623,216 |
| Qualified XII (1.45) | 16,415.776 | 13.45 | 220,792 |
| Qualified XII (1.50) | 5,570.085 | 13.36 | 74,416 |
| Qualified XIII | 20,037.370 | 16.02 | 320,999 |
| Qualified XV | 27,161.909 | 15.99 | 434,319 |
| Qualified XVI | 160,993.788 | 14.98 | 2,411,687 |
| Qualified XVII | 133,856.005 | 15.42 | 2,064,060 |
| Qualified XVIII | 254,553.658 | 15.42 | 3,925,217 |
| Qualified XIX | 159.202 | 54.26 | 8,638 |
| Qualified XX | 23,931.595 | 53.14 | 1,271,725 |
| Qualified XXI | 61,458.099 | 16.22 | 996,850 |
| Qualified XXV | 78,148.377 | 16.27 | 1,271,474 |
| Qualified XXVI | 14,553.054 | 16.07 | 233,868 |
| Qualified XXVII | 1,255,218.711 | 57.58 | 72,275,493 |
| Qualified XXVIII | 757,774.535 | 56.47 | 42,791,528 |
| Qualified XXIX | 1.550 | 53.14 | 82 |
| Qualified XXX | 40,069.364 | 52.08 | 2,086,812 |
| Qualified XXXII | 42,730.896 | 11.07 | 473,031 |
| Qualified XXXIII (0.65) | 68,430.098 | 11.78 | 806,107 |
| Qualified XXXV | 261,737.154 | 11.27 | 2,949,778 |
| Qualified XXXVI | 18,680.948 | 11.87 | 221,743 |
| Qualified XXXVIII | 97,098.675 | 10.36 | 1,005,942 |
| Qualified LIII | 177,630.688 | 11.48 | 2,039,200 |
| Qualified LIV | 65,819.639 | 11.41 | 751,002 |
| Qualified LVI | 26,299.354 | 11.54 | 303,495 |
| Qualified XLIII | 11,048.288 | 10.33 | 114,129 |
| Qualified LIX | 15,309.037 | 12.02 | 184,015 |
| | 32,012,423.394 | | $ 541,019,382 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 6,528.723 | $ | 26.71 | $ | 174,382 |
| Qualified XII (0.50) | 159.972 | | 17.96 | | 2,873 |
| Qualified XII (0.55) | 4.948 | | 16.99 | | 84 |
| Qualified XII (0.65) | 15.044 | | 16.81 | | 253 |
| Qualified XII (0.70) | 119.880 | | 16.73 | | 2,006 |
| Qualified XII (0.75) | 531.044 | | 16.64 | | 8,837 |
| Qualified XII (0.80) | 26.060 | | 17.88 | | 466 |
| Qualified XII (0.85) | 17.961 | | 25.02 | | 449 |
| Qualified XII (0.90) | 675.410 | | 17.36 | | 11,725 |
| Qualified XII (0.95) | 102.209 | | 24.70 | | 2,525 |
| Qualified XII (1.00) | 838.002 | | 24.55 | | 20,573 |
| Qualified XII (1.15) | 32.698 | | 24.09 | | 788 |
| Qualified XII (1.25) | 40.610 | | 23.78 | | 966 |
| Qualified XII (1.40) | 0.198 | | 23.34 | | 5 |
| Qualified XII (1.45) | 5.572 | | 23.19 | | 129 |
| Qualified XVII | 367.136 | | 26.71 | | 9,806 |
| | 9,465.467 | | | $ | 235,867 |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 3,019.991 | $ | 23.44 | $ | 70,789 |
| Qualified X (1.25) | 7.952 | | 15.77 | | 125 |
| Qualified XII (0.50) | 22.232 | | 17.36 | | 386 |
| Qualified XII (0.55) | 23.993 | | 16.94 | | 406 |
| Qualified XII (0.60) | 3.220 | | 16.85 | | 54 |
| Qualified XII (0.70) | 604.748 | | 16.68 | | 10,087 |
| Qualified XII (0.75) | 162.952 | | 16.59 | | 2,703 |
| Qualified XII (0.80) | 40.389 | | 16.85 | | 681 |
| Qualified XII (0.85) | 21.428 | | 20.60 | | 441 |
| Qualified XII (0.90) | 97.999 | | 16.67 | | 1,634 |
| Qualified XII (0.95) | 21.086 | | 20.34 | | 429 |
| Qualified XII (1.00) | 496.797 | | 20.21 | | 10,040 |
| Qualified XII (1.15) | 10.360 | | 19.83 | | 205 |
| Qualified XII (1.50) | 8.012 | | 18.97 | | 152 |
| | 4,541.159 | | | $ | 98,132 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 3,477.959 | $ 13.76 | $ 47,857 |
| Qualified X (1.25) | 18.923 | 14.72 | 279 |
| Qualified XII (0.50) | 162.488 | 8.90 | 1,446 |
| Qualified XII (0.55) | 7.915 | 8.35 | 66 |
| Qualified XII (0.70) | 1,141.786 | 8.22 | 9,385 |
| Qualified XII (0.75) | 849.163 | 8.17 | 6,938 |
| Qualified XII (0.80) | 38.027 | 8.95 | 340 |
| Qualified XII (0.85) | 27.897 | 12.37 | 345 |
| Qualified XII (0.90) | 394.288 | 8.60 | 3,391 |
| Qualified XII (0.95) | 89.380 | 12.22 | 1,092 |
| Qualified XII (1.00) | 325.933 | 12.14 | 3,957 |
| Qualified XII (1.40) | 4.036 | 11.54 | 47 |
| Qualified XVII | 4.154 | 13.76 | 57 |
| | 6,541.949 | | $ 75,200 |
| **Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 10,622.299 | $ 17.72 | $ 188,227 |
| Qualified XII (0.30) | 306.371 | 11.30 | 3,462 |
| Qualified XII (0.45) | 0.049 | 11.12 | 1 |
| Qualified XII (0.50) | 167.938 | 11.44 | 1,921 |
| Qualified XII (0.55) | 5.683 | 11.00 | 63 |
| Qualified XII (0.65) | 15.013 | 10.88 | 163 |
| Qualified XII (0.70) | 1,027.257 | 10.83 | 11,125 |
| Qualified XII (0.75) | 187.035 | 10.77 | 2,014 |
| Qualified XII (0.80) | 262.084 | 11.55 | 3,027 |
| Qualified XII (0.85) | 522.517 | 12.46 | 6,511 |
| Qualified XII (0.90) | 316.520 | 11.24 | 3,558 |
| Qualified XII (0.95) | 151.856 | 12.30 | 1,868 |
| Qualified XII (1.00) | 603.393 | 12.23 | 7,380 |
| Qualified XII (1.20) | 504.462 | 11.92 | 6,013 |
| Qualified XII (1.45) | 8.855 | 11.55 | 102 |
| Qualified XII (1.50) | 12.837 | 11.48 | 147 |
| Qualified XVII | 234.248 | 17.72 | 4,151 |
| | 14,948.417 | | $ 239,733 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 6,444.407 | $ 14.85 | $ 95,699 |
| Qualified XII (0.45) | 0.093 | 7.73 | 1 |
| Qualified XII (0.50) | 183.400 | 8.63 | 1,583 |
| Qualified XII (0.65) | 14.975 | 7.57 | 113 |
| Qualified XII (0.70) | 1,085.977 | 7.53 | 8,177 |
| Qualified XII (0.75) | 893.306 | 7.49 | 6,691 |
| Qualified XII (0.80) | 1,362.297 | 8.76 | 11,934 |
| Qualified XII (0.85) | 95.276 | 12.79 | 1,219 |
| Qualified XII (0.90) | 640.245 | 8.48 | 5,429 |
| Qualified XII (0.95) | 67.212 | 12.63 | 849 |
| Qualified XII (1.00) | 896.436 | 12.55 | 11,250 |
| Qualified XII (1.15) | 45.699 | 12.31 | 563 |
| Qualified XII (1.20) | 134.796 | 12.23 | 1,649 |
| Qualified XII (1.50) | 4.429 | 11.78 | 52 |
| Qualified XVII | 605.844 | 14.85 | 8,997 |
| | 12,474.392 | | $ 154,206 |
| **Lazard U.S. Mid Cap Equity Portfolio - Open Shares** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,538.540 | $ 5.30 | $ 8,154 |
| ING MAP PLUS NP8 | 17,114.523 | 5.37 | 91,905 |
| ING MAP PLUS NP22 | 46.204 | 5.30 | 245 |
| Qualified VI | 12,946.621 | 5.30 | 68,617 |
| Qualified XII (0.00) | 127.017 | 5.42 | 688 |
| Qualified XII (0.30) | 172.139 | 5.39 | 928 |
| Qualified XII (0.40) | 92.353 | 5.38 | 497 |
| Qualified XII (0.50) | 21,512.855 | 5.37 | 115,524 |
| Qualified XII (0.55) | 621.298 | 5.37 | 3,336 |
| Qualified XII (0.65) | 37.093 | 5.36 | 199 |
| Qualified XII (0.70) | 44.198 | 5.35 | 236 |
| Qualified XII (0.75) | 228.256 | 5.35 | 1,221 |
| Qualified XII (0.80) | 4,104.397 | 5.34 | 21,917 |
| Qualified XII (0.85) | 133.938 | 5.34 | 715 |
| Qualified XII (0.90) | 670.540 | 5.33 | 3,574 |
| Qualified XII (0.95) | 1,964.600 | 5.33 | 10,471 |
| Qualified XII (1.00) | 6,137.381 | 5.33 | 32,712 |
| Qualified XII (1.05) | 373.801 | 5.32 | 1,989 |
| Qualified XII (1.10) | 924.128 | 5.32 | 4,916 |
| Qualified XII (1.15) | 134.467 | 5.31 | 714 |
| Qualified XII (1.20) | 1,688.851 | 5.31 | 8,968 |
| Qualified XII (1.25) | 1,816.177 | 5.30 | 9,626 |
| Qualified XV | 10.313 | 5.33 | 55 |
| Qualified XXV | 49.104 | 5.36 | 263 |
| Qualified XXVI | 26.275 | 5.35 | 141 |
| | 72,515.069 | | $ 387,611 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **LKCM Aquinas Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.05) | 25,657.965 | $ 8.01 | $ 205,520 |
| | | | |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 13,494.603 | $ 7.15 | $ 96,486 |
| Qualified XII (0.40) | 13.522 | 7.19 | 97 |
| Qualified XII (0.50) | 1,313.391 | 7.19 | 9,443 |
| Qualified XII (0.70) | 6.866 | 7.18 | 49 |
| Qualified XII (0.75) | 612.874 | 7.17 | 4,394 |
| Qualified XII (0.80) | 0.473 | 7.17 | 3 |
| Qualified XII (0.85) | 3,415.039 | 7.17 | 24,486 |
| Qualified XII (0.90) | 288.987 | 7.17 | 2,072 |
| Qualified XII (0.95) | 1,034.700 | 7.16 | 7,408 |
| Qualified XII (1.00) | 3,939.031 | 7.16 | 28,203 |
| Qualified XII (1.05) | 180.365 | 7.16 | 1,291 |
| Qualified XII (1.15) | 1,710.443 | 7.16 | 12,247 |
| Qualified XII (1.25) | 27.917 | 7.15 | 200 |
| Qualified XII (1.50) | 4.424 | 7.14 | 32 |
| Qualified XVI | 177.866 | 7.14 | 1,270 |
| Qualified XXI | 99,616.819 | 7.17 | 714,253 |
| Qualified XXV | 274.294 | 7.17 | 1,967 |
| Qualified LIII | 17.650 | 7.19 | 127 |
| Qualified LIV | 96.569 | 7.17 | 692 |
| Qualified LVI | 39.008 | 7.20 | 281 |
| | 126,264.841 | | $ 905,001 |
| **Lord Abbett Mid-Cap Value Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 10,402.549 | $ 10.13 | $ 105,378 |
| ING MAP PLUS NP8 | 3,964.098 | 8.71 | 34,527 |
| ING MAP PLUS NP9 | 8,582.035 | 8.69 | 74,578 |
| ING MAP PLUS NP11 | 3,468.677 | 8.64 | 29,969 |
| ING MAP PLUS NP12 | 4,635.048 | 8.62 | 39,954 |
| ING MAP PLUS NP15 | 3,775.352 | 8.56 | 32,317 |
| ING MAP PLUS NP16 | 5,655.100 | 8.54 | 48,295 |
| ING MAP PLUS NP17 | 11,119.506 | 8.52 | 94,738 |
| ING MAP PLUS NP20 | 11,410.413 | 8.45 | 96,418 |
| ING MAP PLUS NP21 | 11,032.133 | 8.43 | 93,001 |
| ING MAP PLUS NP23 | 7,708.306 | 8.39 | 64,673 |
| ING MAP PLUS NP25 | 463.776 | 8.35 | 3,873 |
| ING MAP PLUS NP28 | 31.455 | 8.29 | 261 |
| ING MAP PLUS NP30 | 1,206.749 | 8.25 | 9,956 |
| ING MAP PLUS NP32 | 77.415 | 8.21 | 636 |
| ING MAP PLUS NP35 | 1,315.312 | 8.15 | 10,720 |
| | 84,847.924 | | $ 739,294 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 114.333 | $ 12.03 | $ 1,375 |
| ING MAP PLUS NP9 | 18,147.402 | 12.01 | 217,950 |
| ING MAP PLUS NP11 | 14,916.558 | 11.95 | 178,253 |
| ING MAP PLUS NP12 | 1,587.212 | 11.92 | 18,920 |
| ING MAP PLUS NP14 | 6,999.141 | 11.86 | 83,010 |
| ING MAP PLUS NP15 | 2,954.702 | 11.83 | 34,954 |
| ING MAP PLUS NP17 | 3,420.889 | 11.77 | 40,264 |
| ING MAP PLUS NP20 | 25,996.133 | 11.69 | 303,895 |
| ING MAP PLUS NP21 | 4,044.516 | 11.66 | 47,159 |
| ING MAP PLUS NP22 | 334.061 | 11.63 | 3,885 |
| ING MAP PLUS NP23 | 644.622 | 11.60 | 7,478 |
| ING MAP PLUS NP28 | 7,890.551 | 11.46 | 90,426 |
| ING MAP PLUS NP29 | 3,042.303 | 11.43 | 34,774 |
| ING MAP PLUS NP30 | 1,013.709 | 11.40 | 11,556 |
| | 91,106.132 | | $ 1,073,899 |
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | 69,589.139 | $ 9.12 | $ 634,653 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,099.978 | 8.52 | 17,892 |
| Qualified VI | 1,608,994.623 | 8.85 | 14,239,602 |
| Qualified X (1.15) | 65,316.185 | 8.92 | 582,620 |
| Qualified X (1.25) | 214,956.892 | 8.85 | 1,902,368 |
| Qualified XII (0.00) | 6,443.540 | 9.72 | 62,631 |
| Qualified XII (0.10) | 66.860 | 9.64 | 645 |
| Qualified XII (0.20) | 107.336 | 9.57 | 1,027 |
| Qualified XII (0.25) | 55.100 | 9.54 | 526 |
| Qualified XII (0.30) | 295,857.305 | 9.50 | 2,810,644 |
| Qualified XII (0.35) | 1,591.448 | 9.47 | 15,071 |
| Qualified XII (0.40) | 23,024.381 | 9.43 | 217,120 |
| Qualified XII (0.50) | 109,355.716 | 9.36 | 1,023,570 |
| Qualified XII (0.55) | 36,506.043 | 9.33 | 340,601 |
| Qualified XII (0.60) | 19,908.343 | 9.29 | 184,949 |
| Qualified XII (0.65) | 30,323.774 | 9.26 | 280,798 |
| Qualified XII (0.70) | 59,386.380 | 9.22 | 547,542 |
| Qualified XII (0.75) | 161,695.103 | 9.19 | 1,485,978 |
| Qualified XII (0.80) | 120,524.590 | 9.15 | 1,102,800 |
| Qualified XII (0.85) | 248,848.323 | 9.12 | 2,269,497 |
| Qualified XII (0.90) | 39,703.166 | 9.09 | 360,902 |
| Qualified XII (0.95) | 1,641,821.559 | 9.05 | 14,858,485 |
| Qualified XII (1.00) | 999,731.257 | 9.02 | 9,017,576 |
| Qualified XII (1.05) | 40,909.576 | 8.98 | 367,368 |
| Qualified XII (1.10) | 40,064.575 | 8.95 | 358,578 |
| Qualified XII (1.15) | 53,989.889 | 8.92 | 481,590 |
| Qualified XII (1.20) | 11,887.521 | 8.88 | 105,561 |
| Qualified XII (1.25) | 107,584.744 | 8.85 | 952,125 |
| Qualified XII (1.30) | 2,105.865 | 8.82 | 18,574 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio -** | | | |
| **Class VC (continued)** | | | |
| Qualified XII (1.35) | 1,998.309 | $ 8.79 | $ 17,565 |
| Qualified XII (1.40) | 9,113.795 | 8.75 | 79,746 |
| Qualified XII (1.45) | 2,607.264 | 8.72 | 22,735 |
| Qualified XII (1.50) | 2,209.497 | 8.69 | 19,201 |
| Qualified XIII | 1,147.110 | 9.05 | 10,381 |
| Qualified XV | 5,576.346 | 9.05 | 50,466 |
| Qualified XVI | 48,955.573 | 8.69 | 425,424 |
| Qualified XVII | 3,045.859 | 8.85 | 26,956 |
| Qualified XVIII | 2,166.810 | 8.85 | 19,176 |
| Qualified XXV | 33,439.534 | 9.19 | 307,309 |
| Qualified XXVI | 7,426.778 | 9.09 | 67,509 |
| Qualified XXVII | 918,372.095 | 11.16 | 10,249,033 |
| Qualified XXVIII | 897,059.683 | 9.65 | 8,656,626 |
| Qualified XXXII | 7,743.997 | 8.92 | 69,076 |
| Qualified XXXIII (0.65) | 27,615.749 | 10.36 | 286,099 |
| Qualified XXXVIII | 10,612.625 | 5.73 | 60,810 |
| Qualified XLIII | 873.916 | 5.71 | 4,990 |
| Qualified LIII | 18,986.062 | 7.70 | 146,193 |
| Qualified LIV | 39,803.460 | 7.65 | 304,496 |
| Qualified LVI | 8,297.977 | 7.73 | 64,143 |
| Qualified LIX | 1,923.516 | 10.54 | 20,274 |
| | 8,061,425.166 | | $ 75,149,501 |
| **Massachusetts Investors Growth Stock Fund -** | | | |
| **Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP9 | 13,177.404 | $ 8.09 | $ 106,605 |
| ING MAP PLUS NP12 | 9,602.874 | 8.03 | 77,111 |
| ING MAP PLUS NP17 | 864.774 | 7.93 | 6,858 |
| ING MAP PLUS NP20 | 22,059.225 | 7.88 | 173,827 |
| | 45,704.277 | | $ 364,401 |
| **Morgan Stanley U.S. Small Cap Value Portfolio -** | | | |
| **Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified XLII | 113,598.391 | $ 7.40 | $ 840,628 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Neuberger Berman Socially Responsive Fund® - Trust Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 2,586.827 | $    6.98 | $    18,056 |
| ING MAP PLUS NP11 | 9,517.066 | 6.95 | 66,144 |
| ING MAP PLUS NP12 | 15,562.032 | 6.94 | 108,001 |
| ING MAP PLUS NP13 | 1,417.066 | 6.93 | 9,820 |
| ING MAP PLUS NP15 | 35,499.713 | 6.91 | 245,303 |
| ING MAP PLUS NP16 | 240.607 | 6.90 | 1,660 |
| ING MAP PLUS NP17 | 367.933 | 6.90 | 2,539 |
| ING MAP PLUS NP18 | 1,744.347 | 6.89 | 12,019 |
| ING MAP PLUS NP19 | 61.167 | 6.88 | 421 |
| ING MAP PLUS NP20 | 854.125 | 6.87 | 5,868 |
| ING MAP PLUS NP22 | 440.686 | 6.85 | 3,019 |
| ING MAP PLUS NP23 | 122.680 | 6.84 | 839 |
| ING MAP PLUS NP24 | 61.647 | 6.83 | 421 |
| ING MAP PLUS NP25 | 100.859 | 6.82 | 688 |
| ING MAP PLUS NP26 | 3,577.426 | 6.81 | 24,362 |
| Qualified VI | 99,706.904 | 6.84 | 681,995 |
| Qualified XII (0.00) | 219.546 | 7.07 | 1,552 |
| Qualified XII (0.30) | 1,040.879 | 7.01 | 7,297 |
| Qualified XII (0.40) | 3,468.019 | 7.00 | 24,276 |
| Qualified XII (0.50) | 593.149 | 6.98 | 4,140 |
| Qualified XII (0.55) | 9,575.879 | 6.97 | 66,744 |
| Qualified XII (0.60) | 16.619 | 6.96 | 116 |
| Qualified XII (0.65) | 8.114 | 6.95 | 56 |
| Qualified XII (0.70) | 3,092.084 | 6.94 | 21,459 |
| Qualified XII (0.75) | 12,402.297 | 6.93 | 85,948 |
| Qualified XII (0.80) | 4,074.707 | 6.92 | 28,197 |
| Qualified XII (0.85) | 9,811.168 | 6.91 | 67,795 |
| Qualified XII (0.90) | 3,155.125 | 6.90 | 21,770 |
| Qualified XII (0.95) | 27,716.424 | 6.89 | 190,966 |
| Qualified XII (1.00) | 48,300.624 | 6.88 | 332,308 |
| Qualified XII (1.05) | 1,455.901 | 6.87 | 10,002 |
| Qualified XII (1.10) | 5,022.703 | 6.87 | 34,506 |
| Qualified XII (1.15) | 1,735.649 | 6.86 | 11,907 |
| Qualified XII (1.20) | 318.581 | 6.85 | 2,182 |
| Qualified XII (1.25) | 3,661.833 | 6.84 | 25,047 |
| Qualified XII (1.30) | 17.832 | 6.83 | 122 |
| Qualified XII (1.35) | 114.537 | 6.82 | 781 |
| Qualified XII (1.40) | 1,880.777 | 6.81 | 12,808 |
| Qualified XII (1.50) | 424.087 | 6.79 | 2,880 |
| Qualified XV | 207.611 | 6.89 | 1,430 |
| Qualified XVI | 5,859.630 | 6.79 | 39,787 |
| Qualified XXV | 12.984 | 6.93 | 90 |
| Qualified XXXVIII | 337.505 | 6.12 | 2,066 |
| Qualified LIII | 666.366 | 7.00 | 4,665 |
| Qualified LIV | 672.767 | 6.96 | 4,682 |
| Qualified LVI | 41.737 | 7.03 | 293 |
| | 317,766.219 | | $    2,187,027 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 120,619.695 | $ 10.62 | $ 1,280,981 |
| ING MAP PLUS NP4 | 12,194.923 | 10.55 | 128,656 |
| ING MAP PLUS NP6 | 9,442.686 | 10.49 | 99,054 |
| ING MAP PLUS NP8 | 8,714.842 | 10.44 | 90,983 |
| ING MAP PLUS NP9 | 8,842.665 | 10.42 | 92,141 |
| ING MAP PLUS NP11 | 6,236.128 | 10.37 | 64,669 |
| ING MAP PLUS NP12 | 5,703.095 | 10.34 | 58,970 |
| ING MAP PLUS NP13 | 11.152 | 10.32 | 115 |
| ING MAP PLUS NP14 | 27,128.087 | 10.29 | 279,148 |
| ING MAP PLUS NP15 | 12,104.970 | 10.27 | 124,318 |
| ING MAP PLUS NP16 | 89.778 | 10.24 | 919 |
| ING MAP PLUS NP17 | 3,117.980 | 10.22 | 31,866 |
| ING MAP PLUS NP18 | 17,036.733 | 10.19 | 173,604 |
| ING MAP PLUS NP19 | 6,272.335 | 10.17 | 63,790 |
| ING MAP PLUS NP20 | 8,825.700 | 10.14 | 89,493 |
| ING MAP PLUS NP21 | 152.253 | 10.12 | 1,541 |
| ING MAP PLUS NP22 | 4,178.071 | 10.09 | 42,157 |
| ING MAP PLUS NP23 | 285.134 | 10.07 | 2,871 |
| ING MAP PLUS NP24 | 137.628 | 10.04 | 1,382 |
| ING MAP PLUS NP26 | 1,435.966 | 9.99 | 14,345 |
| ING MAP PLUS NP28 | 242.240 | 9.94 | 2,408 |
| ING MAP PLUS NP30 | 1,392.400 | 9.89 | 13,771 |
| | 254,164.461 | | $ 2,657,182 |
| **New Perspective Fund®, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 4,142.103 | $ 10.63 | $ 44,031 |
| Qualified V | 207.995 | 10.27 | 2,136 |
| Qualified VI | 800,025.158 | 10.34 | 8,272,260 |
| Qualified XII (0.00) | 901.751 | 10.97 | 9,892 |
| Qualified XII (0.25) | 1,002.757 | 10.84 | 10,870 |
| Qualified XII (0.30) | 163,521.208 | 10.81 | 1,767,664 |
| Qualified XII (0.35) | 1,881.055 | 10.79 | 20,297 |
| Qualified XII (0.40) | 24,554.072 | 10.76 | 264,202 |
| Qualified XII (0.50) | 494,219.866 | 10.71 | 5,293,095 |
| Qualified XII (0.55) | 19,110.027 | 10.69 | 204,286 |
| Qualified XII (0.60) | 28,948.840 | 10.66 | 308,595 |
| Qualified XII (0.65) | 11,890.704 | 10.64 | 126,517 |
| Qualified XII (0.70) | 30,286.634 | 10.61 | 321,341 |
| Qualified XII (0.75) | 143,929.836 | 10.59 | 1,524,217 |
| Qualified XII (0.80) | 228,121.419 | 10.56 | 2,408,962 |
| Qualified XII (0.85) | 139,486.931 | 10.54 | 1,470,192 |
| Qualified XII (0.90) | 11,733.443 | 10.51 | 123,318 |
| Qualified XII (0.95) | 147,639.370 | 10.49 | 1,548,737 |
| Qualified XII (1.00) | 562,864.583 | 10.47 | 5,893,192 |
| Qualified XII (1.05) | 12,246.246 | 10.44 | 127,851 |
| Qualified XII (1.10) | 17,613.402 | 10.42 | 183,532 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-4 (continued)** | | | |
| Qualified XII (1.15) | 19,816.549 | $ 10.39 | $ 205,894 |
| Qualified XII (1.20) | 7,629.804 | 10.37 | 79,121 |
| Qualified XII (1.25) | 52,270.074 | 10.34 | 540,473 |
| Qualified XII (1.30) | 308.832 | 10.32 | 3,187 |
| Qualified XII (1.35) | 191.517 | 10.30 | 1,973 |
| Qualified XII (1.40) | 8,569.930 | 10.27 | 88,013 |
| Qualified XII (1.45) | 573.413 | 10.25 | 5,877 |
| Qualified XV | 1,004.771 | 10.49 | 10,540 |
| Qualified XVI | 10,323.341 | 10.22 | 105,505 |
| Qualified XVII | 2,794.323 | 10.42 | 29,117 |
| Qualified XXI | 256,382.056 | 10.56 | 2,707,395 |
| Qualified XXV | 4,182.367 | 10.60 | 44,333 |
| Qualified XXVI | 800.736 | 10.54 | 8,440 |
| Qualified XXVII | 532,037.439 | 9.58 | 5,096,919 |
| Qualified XXXIII (0.65) | 34.917 | 10.93 | 382 |
| Qualified XXXVIII | 7,494.527 | 6.13 | 45,941 |
| Qualified XLIII | 46.126 | 6.11 | 282 |
| Qualified LIII | 1,382.138 | 9.94 | 13,738 |
| Qualified LIV | 10,034.553 | 9.87 | 99,041 |
| Qualified LVI | 1,211.701 | 9.98 | 12,093 |
| Qualified LIX | 1,564.907 | 10.80 | 16,901 |
| | 3,762,981.421 | | $ 39,040,352 |
| | | | |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 978.848 | $ 7.03 | $ 6,881 |
| ING MAP PLUS NP9 | 5,198.690 | 7.01 | 36,443 |
| ING MAP PLUS NP10 | 301.649 | 6.99 | 2,109 |
| ING MAP PLUS NP11 | 19,203.911 | 6.97 | 133,851 |
| ING MAP PLUS NP12 | 2,076.793 | 6.96 | 14,454 |
| ING MAP PLUS NP14 | 797.792 | 6.92 | 5,521 |
| ING MAP PLUS NP18 | 5,224.421 | 6.86 | 35,840 |
| ING MAP PLUS NP23 | 13,184.635 | 6.77 | 89,260 |
| ING MAP PLUS NP26 | 1,201.908 | 6.72 | 8,077 |
| ING MAP PLUS NP28 | 4,561.513 | 6.69 | 30,517 |
| | 52,730.160 | | $ 362,953 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,027.453 | $ 16.82 | $ 50,922 |
| ING MAP PLUS NP1 | 18,485.401 | 16.00 | 295,766 |
| ING MAP PLUS NP8 | 3,041.230 | 15.72 | 47,808 |
| ING MAP PLUS NP9 | 14,421.382 | 15.69 | 226,271 |
| ING MAP PLUS NP10 | 2,073.315 | 15.65 | 32,447 |
| ING MAP PLUS NP11 | 6,501.280 | 15.61 | 101,485 |
| ING MAP PLUS NP12 | 15,453.216 | 15.57 | 240,607 |
| ING MAP PLUS NP14 | 53.900 | 15.49 | 835 |
| ING MAP PLUS NP15 | 4,925.699 | 15.46 | 76,151 |
| ING MAP PLUS NP17 | 11,351.114 | 15.38 | 174,580 |
| ING MAP PLUS NP19 | 3,896.746 | 15.31 | 59,659 |
| ING MAP PLUS NP20 | 8,721.734 | 15.27 | 133,181 |
| ING MAP PLUS NP21 | 9,218.439 | 15.23 | 140,397 |
| ING MAP PLUS NP22 | 532.315 | 15.19 | 8,086 |
| ING MAP PLUS NP23 | 1,301.699 | 15.16 | 19,734 |
| ING MAP PLUS NP24 | 116.894 | 15.12 | 1,767 |
| ING MAP PLUS NP25 | 1,807.974 | 15.08 | 27,264 |
| ING MAP PLUS NP26 | 731.264 | 15.04 | 10,998 |
| ING MAP PLUS NP27 | 1,196.356 | 15.01 | 17,957 |
| ING MAP PLUS NP28 | 2,041.527 | 14.97 | 30,562 |
| ING MAP PLUS NP29 | 1,863.516 | 14.93 | 27,822 |
| ING MAP PLUS NP30 | 734.990 | 14.90 | 10,951 |
| Qualified V | 276.017 | 33.24 | 9,175 |
| Qualified VI | 1,006,710.723 | 33.69 | 33,916,084 |
| Qualified XII (0.00) | 2,188.353 | 37.41 | 81,866 |
| Qualified XII (0.10) | 8.073 | 37.10 | 300 |
| Qualified XII (0.25) | 641.586 | 36.63 | 23,501 |
| Qualified XII (0.30) | 29,836.199 | 36.48 | 1,088,425 |
| Qualified XII (0.40) | 43,790.089 | 36.18 | 1,584,325 |
| Qualified XII (0.45) | 82.313 | 36.02 | 2,965 |
| Qualified XII (0.50) | 176,630.312 | 35.87 | 6,335,729 |
| Qualified XII (0.55) | 16,305.551 | 35.72 | 582,434 |
| Qualified XII (0.60) | 11,153.030 | 35.57 | 396,713 |
| Qualified XII (0.65) | 20,674.967 | 35.42 | 732,307 |
| Qualified XII (0.70) | 87,307.946 | 35.28 | 3,080,224 |
| Qualified XII (0.75) | 50,289.899 | 35.13 | 1,766,684 |
| Qualified XII (0.80) | 48,560.501 | 34.98 | 1,698,646 |
| Qualified XII (0.85) | 111,277.128 | 34.84 | 3,876,895 |
| Qualified XII (0.90) | 25,538.429 | 34.69 | 885,928 |
| Qualified XII (0.95) | 149,476.490 | 34.54 | 5,162,918 |
| Qualified XII (1.00) | 507,977.653 | 34.40 | 17,474,431 |
| Qualified XII (1.05) | 25,176.794 | 34.26 | 862,557 |
| Qualified XII (1.10) | 20,068.728 | 34.11 | 684,544 |
| Qualified XII (1.15) | 38,609.579 | 33.97 | 1,311,567 |
| Qualified XII (1.20) | 2,889.717 | 33.83 | 97,759 |
| Qualified XII (1.25) | 44,277.471 | 33.69 | 1,491,708 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets Fund - Class A (continued)** | | | |
| Qualified XII (1.30) | 656.101 | $ 33.54 | $ 22,006 |
| Qualified XII (1.35) | 237.369 | 33.40 | 7,928 |
| Qualified XII (1.40) | 4,942.278 | 33.26 | 164,380 |
| Qualified XII (1.45) | 1,170.812 | 33.12 | 38,777 |
| Qualified XII (1.50) | 295.951 | 32.99 | 9,763 |
| Qualified XIII | 39.897 | 34.54 | 1,378 |
| Qualified XV | 3,810.182 | 34.54 | 131,604 |
| Qualified XVI | 21,658.624 | 32.99 | 714,518 |
| Qualified XVII | 3,421.741 | 33.69 | 115,278 |
| Qualified XXI | 20,457.445 | 34.98 | 715,601 |
| Qualified XXV | 15,415.232 | 35.10 | 541,075 |
| Qualified XXVI | 1,629.457 | 34.67 | 56,493 |
| Qualified XXVII | 1,124,498.882 | 22.68 | 25,503,635 |
| Qualified XXXVIII | 43,081.596 | 5.12 | 220,578 |
| Qualified XLIII | 5,492.922 | 5.11 | 28,069 |
| Qualified LIII | 23,862.285 | 12.00 | 286,347 |
| Qualified LIV | 43,297.420 | 11.92 | 516,105 |
| Qualified LVI | 24,999.385 | 12.05 | 301,243 |
| Qualified LIX | 2,787.007 | 35.08 | 97,768 |
| | 3,872,999.578 | | $ 114,355,481 |
| **Oppenheimer Global Securities/VA** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 40.381 | $ 9.36 | $ 378 |
| ING MAP PLUS NP17 | 61.377 | 9.31 | 571 |
| ING MAP PLUS NP28 | 0.046 | 9.06 | 0 |
| Qualified VI | 7,491.395 | 14.70 | 110,124 |
| Qualified X (1.25) | 26.465 | 14.70 | 389 |
| Qualified XII (0.45) | 2.478 | 15.97 | 40 |
| Qualified XII (0.50) | 122.645 | 15.93 | 1,954 |
| Qualified XII (0.55) | 4.120 | 15.80 | 65 |
| Qualified XII (0.60) | 21.295 | 15.72 | 335 |
| Qualified XII (0.70) | 3,312.435 | 15.55 | 51,508 |
| Qualified XII (0.75) | 848.106 | 15.47 | 13,120 |
| Qualified XII (0.80) | 635.415 | 15.43 | 9,804 |
| Qualified XII (0.85) | 470.131 | 15.35 | 7,217 |
| Qualified XII (0.90) | 60.747 | 15.27 | 928 |
| Qualified XII (0.95) | 129.771 | 15.18 | 1,970 |
| Qualified XII (1.00) | 1,793.056 | 15.10 | 27,075 |
| Qualified XII (1.10) | 96.276 | 14.94 | 1,438 |
| Qualified XII (1.15) | 318.727 | 14.86 | 4,736 |
| Qualified XII (1.25) | 136.457 | 14.70 | 2,006 |
| Qualified XII (1.40) | 0.075 | 14.47 | 1 |
| Qualified XII (1.50) | 12.793 | 14.32 | 183 |
| Qualified XVII | 918.614 | 14.70 | 13,504 |
| | 16,502.805 | | $ 247,346 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street Fund®/VA** | | | |
| Currently payable annuity contracts: | 10,365.984 | $5.99 to $6.76 | $ 63,088 |
| | | | |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 405.293 | $ 7.98 | $ 3,234 |
| Qualified V | 617.878 | 7.93 | 4,900 |
| Qualified VI | 223,505.187 | 7.98 | 1,783,571 |
| Qualified X (1.15) | 2,430.959 | 9.13 | 22,195 |
| Qualified X (1.25) | 16,322.646 | 9.09 | 148,373 |
| Qualified XII (0.00) | 518.788 | 8.35 | 4,332 |
| Qualified XII (0.25) | 289.145 | 8.27 | 2,391 |
| Qualified XII (0.30) | 1,169.570 | 8.26 | 9,661 |
| Qualified XII (0.40) | 3,434.810 | 8.23 | 28,268 |
| Qualified XII (0.50) | 11,496.299 | 8.20 | 94,270 |
| Qualified XII (0.55) | 2,611.572 | 8.18 | 21,363 |
| Qualified XII (0.60) | 1,958.200 | 8.17 | 15,998 |
| Qualified XII (0.65) | 10,602.151 | 8.15 | 86,408 |
| Qualified XII (0.70) | 6,550.124 | 8.14 | 53,318 |
| Qualified XII (0.75) | 17,774.163 | 8.12 | 144,326 |
| Qualified XII (0.80) | 12,636.646 | 8.11 | 102,483 |
| Qualified XII (0.85) | 56,609.476 | 8.09 | 457,971 |
| Qualified XII (0.90) | 3,897.839 | 8.08 | 31,495 |
| Qualified XII (0.95) | 30,484.138 | 8.06 | 245,702 |
| Qualified XII (1.00) | 104,048.288 | 8.05 | 837,589 |
| Qualified XII (1.05) | 3,695.650 | 8.03 | 29,676 |
| Qualified XII (1.10) | 7,928.132 | 8.02 | 63,584 |
| Qualified XII (1.15) | 5,762.361 | 8.00 | 46,099 |
| Qualified XII (1.20) | 1,089.497 | 7.99 | 8,705 |
| Qualified XII (1.25) | 9,411.470 | 7.98 | 75,104 |
| Qualified XII (1.35) | 1,643.714 | 7.95 | 13,068 |
| Qualified XII (1.40) | 709.781 | 7.93 | 5,629 |
| Qualified XII (1.45) | 686.991 | 7.92 | 5,441 |
| Qualified XII (1.50) | 42.348 | 7.90 | 335 |
| Qualified XIII | 23.285 | 8.06 | 188 |
| Qualified XV | 4,415.484 | 8.06 | 35,589 |
| Qualified XVI | 7,287.272 | 7.90 | 57,569 |
| Qualified XVIII | 1,457.898 | 9.19 | 13,398 |
| Qualified XXV | 158.411 | 8.12 | 1,286 |
| Qualified XXVI | 17.005 | 8.08 | 137 |
| Qualified XXXII | 948.982 | 9.09 | 8,626 |
| Qualified XXXVIII | 5,306.700 | 5.87 | 31,150 |
| Qualified XLIII | 297.142 | 5.85 | 1,738 |
| Qualified LIII | 4,886.715 | 8.26 | 40,364 |
| Qualified LIV | 10,303.716 | 8.20 | 84,490 |
| Qualified LVI | 4,250.549 | 8.30 | 35,280 |
| | 577,686.275 | | $ 4,655,304 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer MidCap Fund/VA** | | | |
| Currently payable annuity contracts: | 3,741.553 | $2.76 to $5.50 | $ 13,330 |
| | | | |
| **Oppenheimer Strategic Bond Fund/VA** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 2,902.320 | $ 13.83 | $ 40,139 |
| Qualified XII (0.50) | 0.961 | 14.99 | 14 |
| Qualified XII (0.55) | 14.039 | 14.91 | 209 |
| Qualified XII (0.60) | 2.996 | 14.84 | 44 |
| Qualified XII (0.65) | 0.304 | 14.76 | 4 |
| Qualified XII (0.70) | 3,647.545 | 14.68 | 53,546 |
| Qualified XII (0.75) | 166.157 | 14.60 | 2,426 |
| Qualified XII (0.85) | 227.199 | 14.44 | 3,281 |
| Qualified XII (0.95) | 24.829 | 14.28 | 355 |
| Qualified XII (1.00) | 335.481 | 14.21 | 4,767 |
| Qualified XII (1.45) | 9.383 | 13.54 | 127 |
| | 7,331.214 | | $ 104,912 |
| | | | |
| **Pax World Balanced Fund** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 8,284.429 | $ 9.51 | $ 78,785 |
| ING MAP PLUS NP1 | 11,392.794 | 9.80 | 111,649 |
| ING MAP PLUS NP8 | 27,328.717 | 9.63 | 263,176 |
| ING MAP PLUS NP9 | 12.745 | 9.61 | 122 |
| ING MAP PLUS NP11 | 14,249.087 | 9.56 | 136,221 |
| ING MAP PLUS NP12 | 15,632.759 | 9.54 | 149,137 |
| ING MAP PLUS NP14 | 7,793.562 | 9.49 | 73,961 |
| ING MAP PLUS NP15 | 472.733 | 9.47 | 4,477 |
| ING MAP PLUS NP16 | 1,481.401 | 9.45 | 13,999 |
| ING MAP PLUS NP17 | 509.566 | 9.42 | 4,800 |
| ING MAP PLUS NP18 | 1,386.247 | 9.40 | 13,031 |
| ING MAP PLUS NP19 | 8,299.673 | 9.38 | 77,851 |
| ING MAP PLUS NP22 | 471.539 | 9.31 | 4,390 |
| ING MAP PLUS NP23 | 451.393 | 9.29 | 4,193 |
| ING MAP PLUS NP24 | 126.888 | 9.26 | 1,175 |
| ING MAP PLUS NP25 | 1,959.867 | 9.24 | 18,109 |
| ING MAP PLUS NP26 | 1,918.618 | 9.22 | 17,690 |
| ING MAP PLUS NP28 | 715.147 | 9.17 | 6,558 |
| ING MAP PLUS NP30 | 2.565 | 9.13 | 23 |
| ING MAP PLUS NP32 | 197.618 | 9.08 | 1,794 |
| Qualified V | 260.121 | 8.77 | 2,281 |
| Qualified VI | 1,219,996.868 | 8.89 | 10,845,772 |
| Qualified XII (0.00) | 1,770.820 | 9.87 | 17,478 |
| Qualified XII (0.30) | 9,207.524 | 9.63 | 88,668 |
| Qualified XII (0.40) | 39,453.140 | 9.55 | 376,777 |
| Qualified XII (0.50) | 205,673.479 | 9.47 | 1,947,728 |
| Qualified XII (0.55) | 104,238.310 | 9.43 | 982,967 |
| Qualified XII (0.60) | 9,700.212 | 9.39 | 91,085 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Pax World Balanced Fund (continued)** | | | | | |
| Qualified XII (0.65) | 20,687.834 | $ | 9.35 | $ | 193,431 |
| Qualified XII (0.70) | 244,186.620 | | 9.31 | | 2,273,377 |
| Qualified XII (0.75) | 133,781.052 | | 9.27 | | 1,240,150 |
| Qualified XII (0.80) | 40,564.915 | | 9.23 | | 374,414 |
| Qualified XII (0.85) | 162,971.168 | | 9.19 | | 1,497,705 |
| Qualified XII (0.90) | 23,113.284 | | 9.15 | | 211,487 |
| Qualified XII (0.95) | 239,657.423 | | 9.11 | | 2,183,279 |
| Qualified XII (1.00) | 1,039,840.939 | | 9.08 | | 9,441,756 |
| Qualified XII (1.05) | 25,494.927 | | 9.04 | | 230,474 |
| Qualified XII (1.10) | 24,966.427 | | 9.00 | | 224,698 |
| Qualified XII (1.15) | 46,316.908 | | 8.96 | | 415,000 |
| Qualified XII (1.20) | 4,909.471 | | 8.93 | | 43,842 |
| Qualified XII (1.25) | 59,920.352 | | 8.89 | | 532,692 |
| Qualified XII (1.30) | 943.609 | | 8.85 | | 8,351 |
| Qualified XII (1.35) | 2,158.892 | | 8.81 | | 19,020 |
| Qualified XII (1.40) | 14,351.407 | | 8.78 | | 126,005 |
| Qualified XII (1.45) | 1,153.760 | | 8.74 | | 10,084 |
| Qualified XII (1.50) | 192.192 | | 8.70 | | 1,672 |
| Qualified XVI | 26,904.921 | | 8.70 | | 234,073 |
| Qualified XVII | 1,006.795 | | 8.89 | | 8,950 |
| Qualified XXI | 8,425.905 | | 9.23 | | 77,771 |
| Qualified XXV | 695.285 | | 9.26 | | 6,438 |
| Qualified XXVI | 1,507.496 | | 9.15 | | 13,794 |
| Qualified XXVII | 1,062,501.427 | | 9.10 | | 9,668,763 |
| Qualified XXXVIII | 4,332.755 | | 6.91 | | 29,939 |
| Qualified XLIII | 116.231 | | 6.89 | | 801 |
| Qualified LIII | 1,159.541 | | 9.02 | | 10,459 |
| Qualified LIV | 7,373.287 | | 8.96 | | 66,065 |
| Qualified LVI | 3,387.810 | | 9.06 | | 30,694 |
| | 4,895,610.455 | | | $ | 44,509,081 |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 2,894.942 | $ | 10.64 | $ | 30,802 |
| ING MAP PLUS NP8 | 2,045.614 | | 10.46 | | 21,397 |
| ING MAP PLUS NP9 | 27,142.133 | | 10.45 | | 283,635 |
| ING MAP PLUS NP10 | 215.182 | | 10.44 | | 2,247 |
| ING MAP PLUS NP11 | 14,149.511 | | 10.42 | | 147,438 |
| ING MAP PLUS NP13 | 848.519 | | 10.39 | | 8,816 |
| ING MAP PLUS NP15 | 167.329 | | 10.37 | | 1,735 |
| ING MAP PLUS NP16 | 5,545.959 | | 10.35 | | 57,401 |
| ING MAP PLUS NP19 | 757.287 | | 10.31 | | 7,808 |
| ING MAP PLUS NP21 | 52.835 | | 10.28 | | 543 |
| ING MAP PLUS NP22 | 397.482 | | 10.27 | | 4,082 |
| ING MAP PLUS NP23 | 1,772.381 | | 10.26 | | 18,185 |
| ING MAP PLUS NP24 | 306.146 | | 10.24 | | 3,135 |
| ING MAP PLUS NP26 | 59.375 | | 10.22 | | 607 |
| ING MAP PLUS NP29 | 13.957 | | 10.17 | | 142 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO Real Return Portfolio - Administrative Class (continued)** | | | |
| Qualified VI | 1,327,095.427 | $ 10.85 | $ 14,398,985 |
| Qualified X (1.15) | 37,300.649 | 10.54 | 393,149 |
| Qualified X (1.25) | 152,363.283 | 10.50 | 1,599,814 |
| Qualified XII (0.00) | 24,274.615 | 11.50 | 279,158 |
| Qualified XII (0.05) | 196,768.963 | 11.48 | 2,258,908 |
| Qualified XII (0.25) | 877.775 | 11.37 | 9,980 |
| Qualified XII (0.30) | 17,789.174 | 11.34 | 201,729 |
| Qualified XII (0.35) | 1,243.343 | 11.31 | 14,062 |
| Qualified XII (0.40) | 173,753.818 | 11.29 | 1,961,681 |
| Qualified XII (0.50) | 413,594.924 | 11.23 | 4,644,671 |
| Qualified XII (0.55) | 41,952.988 | 11.21 | 470,293 |
| Qualified XII (0.60) | 16,697.267 | 11.18 | 186,675 |
| Qualified XII (0.65) | 18,274.276 | 11.16 | 203,941 |
| Qualified XII (0.70) | 65,949.225 | 11.13 | 734,015 |
| Qualified XII (0.75) | 226,275.889 | 11.10 | 2,511,662 |
| Qualified XII (0.80) | 134,508.759 | 11.08 | 1,490,357 |
| Qualified XII (0.85) | 239,599.552 | 11.05 | 2,647,575 |
| Qualified XII (0.90) | 38,860.850 | 11.03 | 428,635 |
| Qualified XII (0.95) | 258,943.913 | 11.00 | 2,848,383 |
| Qualified XII (1.00) | 1,714,639.984 | 10.97 | 18,809,601 |
| Qualified XII (1.05) | 27,192.249 | 10.95 | 297,755 |
| Qualified XII (1.10) | 40,344.652 | 10.92 | 440,564 |
| Qualified XII (1.15) | 40,013.794 | 10.90 | 436,150 |
| Qualified XII (1.20) | 6,534.827 | 10.87 | 71,034 |
| Qualified XII (1.25) | 80,142.153 | 10.85 | 869,542 |
| Qualified XII (1.30) | 281.811 | 10.82 | 3,049 |
| Qualified XII (1.35) | 1,576.608 | 10.80 | 17,027 |
| Qualified XII (1.40) | 11,391.376 | 10.77 | 122,685 |
| Qualified XII (1.45) | 314.076 | 10.75 | 3,376 |
| Qualified XII (1.50) | 4.288 | 10.72 | 46 |
| Qualified XV | 6,776.121 | 11.00 | 74,537 |
| Qualified XVI | 32,594.883 | 10.72 | 349,417 |
| Qualified XVII | 1,444.260 | 10.93 | 15,786 |
| Qualified XVIII | 10,477.899 | 10.61 | 111,171 |
| Qualified XXI | 10,579.236 | 11.08 | 117,218 |
| Qualified XXV | 8,099.278 | 11.12 | 90,064 |
| Qualified XXVI | 1,633.164 | 11.05 | 18,046 |
| Qualified XXVIII | 710,010.504 | 9.87 | 7,007,804 |
| Qualified XXXIII (0.65) | 1,763.405 | 10.93 | 19,274 |
| Qualified XXXVIII | 12,629.988 | 9.56 | 120,743 |
| Qualified XLIII | 1,328.770 | 9.53 | 12,663 |
| Qualified LIII | 16,119.817 | 10.34 | 166,679 |
| Qualified LIV | 16,657.625 | 10.28 | 171,240 |
| Qualified LVI | 18,382.482 | 10.39 | 190,994 |
| Qualified LIX | 1,296.629 | 11.32 | 14,678 |
| | 6,214,723.221 | | $ 67,422,789 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 103,291.491 | $ 7.95 | $ 821,167 |
| ING MAP PLUS NP4 | 8,740.241 | 7.89 | 68,961 |
| ING MAP PLUS NP6 | 26,273.462 | 7.86 | 206,509 |
| ING MAP PLUS NP8 | 25,654.780 | 7.82 | 200,620 |
| ING MAP PLUS NP9 | 26,820.573 | 7.80 | 209,200 |
| ING MAP PLUS NP10 | 12,894.607 | 7.78 | 100,320 |
| ING MAP PLUS NP11 | 14,364.375 | 7.76 | 111,468 |
| ING MAP PLUS NP12 | 226.718 | 7.74 | 1,755 |
| ING MAP PLUS NP13 | 88.949 | 7.72 | 687 |
| ING MAP PLUS NP14 | 5,444.449 | 7.70 | 41,922 |
| ING MAP PLUS NP15 | 19,747.892 | 7.68 | 151,664 |
| ING MAP PLUS NP16 | 5,382.364 | 7.66 | 41,229 |
| ING MAP PLUS NP17 | 10,963.562 | 7.65 | 83,871 |
| ING MAP PLUS NP18 | 9,818.773 | 7.63 | 74,917 |
| ING MAP PLUS NP19 | 19,312.037 | 7.61 | 146,965 |
| ING MAP PLUS NP20 | 7,428.628 | 7.59 | 56,383 |
| ING MAP PLUS NP21 | 7,369.077 | 7.57 | 55,784 |
| ING MAP PLUS NP22 | 5,573.217 | 7.55 | 42,078 |
| ING MAP PLUS NP23 | 1,190.880 | 7.53 | 8,967 |
| ING MAP PLUS NP24 | 1,610.342 | 7.52 | 12,110 |
| ING MAP PLUS NP25 | 723.632 | 7.50 | 5,427 |
| ING MAP PLUS NP26 | 7,586.508 | 7.48 | 56,747 |
| ING MAP PLUS NP27 | 444.365 | 7.46 | 3,315 |
| ING MAP PLUS NP28 | 5,640.929 | 7.44 | 41,969 |
| ING MAP PLUS NP29 | 437.220 | 7.42 | 3,244 |
| ING MAP PLUS NP30 | 621.371 | 7.41 | 4,604 |
| ING MAP PLUS NP32 | 651.018 | 7.37 | 4,798 |
| | 328,301.460 | | $ 2,556,681 |
| | | | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,687.139 | $ 5.25 | $ 8,857 |
| ING MAP PLUS NP11 | 2,949.323 | 5.30 | 15,631 |
| ING MAP PLUS NP13 | 85.994 | 5.29 | 455 |
| ING MAP PLUS NP15 | 19.386 | 5.28 | 102 |
| ING MAP PLUS NP18 | 2,164.778 | 5.26 | 11,387 |
| ING MAP PLUS NP24 | 11.401 | 5.24 | 60 |
| ING MAP PLUS NP25 | 292.503 | 5.23 | 1,530 |
| Qualified VI | 667,484.011 | 5.25 | 3,504,291 |
| Qualified XII (0.00) | 2,893.506 | 5.36 | 15,509 |
| Qualified XII (0.25) | 18,253.436 | 5.34 | 97,473 |
| Qualified XII (0.30) | 28,966.148 | 5.34 | 154,679 |
| Qualified XII (0.35) | 95.844 | 5.33 | 511 |
| Qualified XII (0.40) | 14,769.861 | 5.33 | 78,723 |
| Qualified XII (0.45) | 448.186 | 5.32 | 2,384 |
| Qualified XII (0.50) | 458,374.938 | 5.32 | 2,438,555 |
| Qualified XII (0.55) | 6,476.201 | 5.32 | 34,453 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Emerging Markets VCT Portfolio - Class I** (continued) | | | |
| Qualified XII (0.60) | 3,484.979 | $ 5.31 | $ 18,505 |
| Qualified XII (0.65) | 5,299.574 | 5.31 | 28,141 |
| Qualified XII (0.70) | 10,358.183 | 5.30 | 54,898 |
| Qualified XII (0.75) | 171,416.706 | 5.30 | 908,509 |
| Qualified XII (0.80) | 85,598.499 | 5.29 | 452,816 |
| Qualified XII (0.85) | 106,502.242 | 5.29 | 563,397 |
| Qualified XII (0.90) | 12,833.898 | 5.28 | 67,763 |
| Qualified XII (0.95) | 110,979.167 | 5.28 | 585,970 |
| Qualified XII (1.00) | 347,146.161 | 5.28 | 1,832,932 |
| Qualified XII (1.05) | 13,808.061 | 5.27 | 72,768 |
| Qualified XII (1.10) | 11,488.074 | 5.27 | 60,542 |
| Qualified XII (1.15) | 21,863.399 | 5.26 | 115,001 |
| Qualified XII (1.20) | 2,065.428 | 5.26 | 10,864 |
| Qualified XII (1.25) | 29,801.749 | 5.25 | 156,459 |
| Qualified XII (1.35) | 42.170 | 5.25 | 221 |
| Qualified XII (1.40) | 3,626.105 | 5.24 | 19,001 |
| Qualified XII (1.45) | 189.905 | 5.24 | 995 |
| Qualified XII (1.50) | 1,170.153 | 5.23 | 6,120 |
| Qualified XV | 1,766.780 | 5.28 | 9,329 |
| Qualified XVI | 11,169.780 | 5.23 | 58,418 |
| Qualified XVII | 1,417.110 | 5.26 | 7,454 |
| Qualified XXV | 19,955.203 | 5.31 | 105,962 |
| Qualified XXVI | 2,451.996 | 5.30 | 12,996 |
| Qualified XXXVIII | 9,162.194 | 4.13 | 37,840 |
| Qualified XLIII | 3,212.066 | 4.12 | 13,234 |
| Qualified LIII | 17,315.086 | 5.32 | 92,116 |
| Qualified LIV | 7,572.817 | 5.29 | 40,060 |
| Qualified LVI | 4,066.667 | 5.35 | 21,757 |
| Qualified LIX | 3,144.017 | 5.32 | 16,726 |
| | 2,223,880.824 | | $ 11,735,394 |
| | | | |
| **Pioneer Equity Income VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXIII (0.65) | 4.889 | $ 10.36 | $ 51 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 805.224 | $ 7.91 | $ 6,369 |
| Qualified V | 132.109 | 7.60 | 1,004 |
| Qualified VI | 403,225.906 | 7.66 | 3,088,710 |
| Qualified X (1.15) | 15,534.692 | 7.73 | 120,083 |
| Qualified X (1.25) | 30,426.964 | 7.70 | 234,288 |
| Qualified XII (0.00) | 151.366 | 8.12 | 1,229 |
| Qualified XII (0.25) | 717.516 | 8.02 | 5,754 |
| Qualified XII (0.30) | 42,786.822 | 8.00 | 342,295 |
| Qualified XII (0.35) | 91.241 | 7.98 | 728 |
| Qualified XII (0.40) | 11,733.783 | 7.97 | 93,518 |
| Qualified XII (0.50) | 9,881.221 | 7.93 | 78,358 |
| Qualified XII (0.55) | 9,686.662 | 7.91 | 76,622 |
| Qualified XII (0.60) | 37,619.918 | 7.89 | 296,821 |
| Qualified XII (0.65) | 6,544.507 | 7.87 | 51,505 |
| Qualified XII (0.70) | 16,192.401 | 7.85 | 127,110 |
| Qualified XII (0.75) | 19,205.230 | 7.84 | 150,569 |
| Qualified XII (0.80) | 14,913.962 | 7.82 | 116,627 |
| Qualified XII (0.85) | 55,748.856 | 7.80 | 434,841 |
| Qualified XII (0.90) | 26,037.062 | 7.78 | 202,568 |
| Qualified XII (0.95) | 85,880.293 | 7.76 | 666,431 |
| Qualified XII (1.00) | 589,305.111 | 7.75 | 4,567,115 |
| Qualified XII (1.05) | 23,034.091 | 7.73 | 178,054 |
| Qualified XII (1.10) | 10,612.921 | 7.71 | 81,826 |
| Qualified XII (1.15) | 18,956.078 | 7.69 | 145,772 |
| Qualified XII (1.20) | 2,519.658 | 7.67 | 19,326 |
| Qualified XII (1.25) | 26,321.735 | 7.66 | 201,624 |
| Qualified XII (1.35) | 344.955 | 7.62 | 2,629 |
| Qualified XII (1.40) | 5,727.988 | 7.60 | 43,533 |
| Qualified XII (1.45) | 994.447 | 7.58 | 7,538 |
| Qualified XII (1.50) | 515.513 | 7.57 | 3,902 |
| Qualified XV | 1,156.784 | 7.76 | 8,977 |
| Qualified XVI | 21,334.954 | 7.57 | 161,506 |
| Qualified XVIII | 1,126.602 | 7.78 | 8,765 |
| Qualified XXV | 2,277.843 | 7.85 | 17,881 |
| Qualified XXVI | 260.901 | 7.80 | 2,035 |
| Qualified XXXII | 208.918 | 7.70 | 1,609 |
| Qualified XXXVIII | 6,071.562 | 6.35 | 38,554 |
| Qualified LIII | 5,853.431 | 7.70 | 45,071 |
| Qualified LIV | 2,206.481 | 7.65 | 16,880 |
| Qualified LVI | 3,936.405 | 7.73 | 30,428 |
| | 1,510,082.113 | | $ 11,678,455 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Premier VIT OpCap Mid Cap Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 106.332 | $ 5.64 | $ 600 |
| ING MAP PLUS NP4 | 116.180 | 5.72 | 665 |
| ING MAP PLUS NP9 | 2,389.814 | 5.70 | 13,622 |
| ING MAP PLUS NP11 | 1,236.830 | 5.69 | 7,038 |
| ING MAP PLUS NP15 | 5,535.834 | 5.67 | 31,388 |
| ING MAP PLUS NP19 | 23.352 | 5.65 | 132 |
| Qualified VI | 96,249.429 | 5.64 | 542,847 |
| Qualified XII (0.00) | 225.903 | 5.76 | 1,301 |
| Qualified XII (0.25) | 954.402 | 5.74 | 5,478 |
| Qualified XII (0.30) | 12,541.520 | 5.73 | 71,863 |
| Qualified XII (0.40) | 605.493 | 5.72 | 3,463 |
| Qualified XII (0.50) | 66,908.846 | 5.71 | 382,050 |
| Qualified XII (0.55) | 1,328.788 | 5.71 | 7,587 |
| Qualified XII (0.65) | 1,876.074 | 5.70 | 10,694 |
| Qualified XII (0.70) | 2,384.837 | 5.69 | 13,570 |
| Qualified XII (0.75) | 14,997.306 | 5.69 | 85,335 |
| Qualified XII (0.80) | 3,871.599 | 5.68 | 21,991 |
| Qualified XII (0.85) | 47,134.298 | 5.68 | 267,723 |
| Qualified XII (0.90) | 1,095.568 | 5.67 | 6,212 |
| Qualified XII (0.95) | 18,803.286 | 5.67 | 106,615 |
| Qualified XII (1.00) | 131,573.140 | 5.66 | 744,704 |
| Qualified XII (1.05) | 2,233.094 | 5.66 | 12,639 |
| Qualified XII (1.10) | 830.336 | 5.65 | 4,691 |
| Qualified XII (1.15) | 3,795.988 | 5.65 | 21,447 |
| Qualified XII (1.20) | 47.055 | 5.65 | 266 |
| Qualified XII (1.25) | 4,007.541 | 5.64 | 22,603 |
| Qualified XII (1.35) | 202.330 | 5.63 | 1,139 |
| Qualified XII (1.40) | 33.638 | 5.63 | 189 |
| Qualified XV | 1,527.039 | 5.67 | 8,658 |
| Qualified XVI | 2,389.601 | 5.62 | 13,430 |
| Qualified XXI | 1,954.238 | 5.68 | 11,100 |
| Qualified XXV | 4,270.067 | 5.70 | 24,339 |
| Qualified XXVI | 1,862.107 | 5.69 | 10,595 |
| Qualified LIII | 1,763.288 | 5.72 | 10,086 |
| Qualified LIV | 1,381.234 | 5.68 | 7,845 |
| Qualified LVI | 334.101 | 5.74 | 1,918 |
| | 436,590.488 | | $ 2,475,823 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **RiverSource Diversified Equity Income Fund -**<br>**Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 54,341.062 | $ 6.17 | $ 335,284 |
| Qualified XII (0.30) | 153.934 | 6.21 | 956 |
| Qualified XII (0.40) | 390.823 | 6.21 | 2,427 |
| Qualified XII (0.50) | 1,351.648 | 6.20 | 8,380 |
| Qualified XII (0.55) | 4,161.465 | 6.20 | 25,801 |
| Qualified XII (0.60) | 62.185 | 6.20 | 386 |
| Qualified XII (0.65) | 3,419.902 | 6.20 | 21,203 |
| Qualified XII (0.70) | 13.425 | 6.19 | 83 |
| Qualified XII (0.75) | 14,042.407 | 6.19 | 86,923 |
| Qualified XII (0.80) | 8,256.465 | 6.19 | 51,108 |
| Qualified XII (0.85) | 16,827.486 | 6.19 | 104,162 |
| Qualified XII (0.90) | 513.850 | 6.19 | 3,181 |
| Qualified XII (0.95) | 12,591.950 | 6.18 | 77,818 |
| Qualified XII (1.00) | 25,313.139 | 6.18 | 156,435 |
| Qualified XII (1.05) | 232.631 | 6.18 | 1,438 |
| Qualified XII (1.10) | 331.937 | 6.18 | 2,051 |
| Qualified XII (1.15) | 155.990 | 6.18 | 964 |
| Qualified XII (1.25) | 460.272 | 6.17 | 2,840 |
| Qualified XII (1.35) | 186.060 | 6.17 | 1,148 |
| Qualified XII (1.50) | 150.445 | 6.16 | 927 |
| Qualified XVI | 7,266.625 | 6.16 | 44,762 |
| Qualified XXI | 66,219.580 | 6.19 | 409,899 |
| Qualified XXV | 358.171 | 6.19 | 2,217 |
| Qualified XLIII | 186.627 | 6.20 | 1,157 |
| Qualified LIV | 19,701.905 | 6.19 | 121,955 |
| Qualified LVI | 3.388 | 6.21 | 21 |
| | 236,693.372 | | $ 1,463,526 |
| | | | |
| **SMALLCAP World Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 22,554.077 | $ 5.45 | $ 122,920 |
| Qualified XII (0.25) | 31.015 | 5.48 | 170 |
| Qualified XII (0.30) | 88.184 | 5.48 | 483 |
| Qualified XII (0.40) | 2,902.982 | 5.48 | 15,908 |
| Qualified XII (0.50) | 1,024.560 | 5.48 | 5,615 |
| Qualified XII (0.65) | 12.380 | 5.47 | 68 |
| Qualified XII (0.70) | 1,353.007 | 5.47 | 7,401 |
| Qualified XII (0.75) | 2,086.592 | 5.47 | 11,414 |
| Qualified XII (0.85) | 2,311.322 | 5.46 | 12,620 |
| Qualified XII (0.90) | 1,373.810 | 5.46 | 7,501 |
| Qualified XII (0.95) | 3,507.841 | 5.46 | 19,153 |
| Qualified XII (1.00) | 36,361.172 | 5.46 | 198,532 |
| Qualified XII (1.05) | 214.029 | 5.46 | 1,169 |
| Qualified XII (1.15) | 1,647.872 | 5.45 | 8,981 |
| Qualified XII (1.25) | 2,488.703 | 5.45 | 13,563 |
| Qualified XV | 48.668 | 5.46 | 266 |
| Qualified XVI | 464.562 | 5.44 | 2,527 |
| Qualified XXV | 321.846 | 5.47 | 1,761 |
| Qualified XLIII | 21.803 | 5.48 | 119 |
| Qualified LIV | 701.412 | 5.46 | 3,830 |
| | 79,515.837 | | $ 434,001 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP8 | 7,114.880 | $ | 9.62 | $ | 68,445 |
| ING MAP PLUS NP9 | 5,053.246 | | 9.59 | | 48,461 |
| ING MAP PLUS NP11 | 12,382.249 | | 9.55 | | 118,250 |
| ING MAP PLUS NP12 | 759.843 | | 9.52 | | 7,234 |
| ING MAP PLUS NP14 | 21,607.098 | | 9.48 | | 204,835 |
| ING MAP PLUS NP15 | 230.887 | | 9.45 | | 2,182 |
| ING MAP PLUS NP19 | 4,500.369 | | 9.36 | | 42,123 |
| ING MAP PLUS NP20 | 19,046.092 | | 9.34 | | 177,891 |
| ING MAP PLUS NP21 | 161.583 | | 9.32 | | 1,506 |
| ING MAP PLUS NP22 | 2,214.702 | | 9.29 | | 20,575 |
| ING MAP PLUS NP27 | 492.621 | | 9.18 | | 4,522 |
| ING MAP PLUS NP28 | 311.517 | | 9.16 | | 2,854 |
| | 73,875.087 | | | $ | 698,878 |
| | | | | | |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 6,428.155 | $ | 6.79 | $ | 43,647 |
| | | | | | |
| **Templeton Foreign Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP8 | 4,950.260 | $ | 9.41 | $ | 46,582 |
| ING MAP PLUS NP9 | 1,191.917 | | 9.39 | | 11,192 |
| ING MAP PLUS NP11 | 12,144.671 | | 9.34 | | 113,431 |
| ING MAP PLUS NP12 | 2,745.716 | | 9.32 | | 25,590 |
| ING MAP PLUS NP14 | 428.209 | | 9.28 | | 3,974 |
| ING MAP PLUS NP16 | 23,840.832 | | 9.23 | | 220,051 |
| ING MAP PLUS NP17 | 1,676.567 | | 9.21 | | 15,441 |
| ING MAP PLUS NP18 | 11,307.165 | | 9.19 | | 103,913 |
| ING MAP PLUS NP20 | 1,409.984 | | 9.14 | | 12,887 |
| ING MAP PLUS NP21 | 6,445.859 | | 9.12 | | 58,786 |
| ING MAP PLUS NP22 | 1,194.199 | | 9.10 | | 10,867 |
| ING MAP PLUS NP26 | 483.694 | | 9.01 | | 4,358 |
| ING MAP PLUS NP28 | 3,134.950 | | 8.96 | | 28,089 |
| ING MAP PLUS NP32 | 263.721 | | 8.88 | | 2,342 |
| | 71,217.744 | | | $ | 657,503 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 15,690.813 | $ 14.54 | $ 228,144 |
| Qualified V | 19,443.099 | 14.20 | 276,092 |
| Qualified VI | 2,251,199.089 | 14.31 | 32,214,659 |
| Qualified XII (0.00) | 3,054.361 | 23.17 | 70,770 |
| Qualified XII (0.10) | 4.431 | 23.00 | 102 |
| Qualified XII (0.25) | 2,584.487 | 22.75 | 58,797 |
| Qualified XII (0.30) | 48,185.252 | 22.66 | 1,091,878 |
| Qualified XII (0.35) | 1,021.798 | 22.58 | 23,072 |
| Qualified XII (0.40) | 114,312.508 | 22.49 | 2,570,888 |
| Qualified XII (0.50) | 555,982.900 | 22.33 | 12,415,098 |
| Qualified XII (0.55) | 26,913.143 | 22.24 | 598,548 |
| Qualified XII (0.60) | 33,866.278 | 22.16 | 750,477 |
| Qualified XII (0.65) | 23,050.614 | 22.08 | 508,958 |
| Qualified XII (0.70) | 63,945.672 | 22.00 | 1,406,805 |
| Qualified XII (0.75) | 538,148.062 | 21.91 | 11,790,824 |
| Qualified XII (0.80) | 78,307.383 | 21.83 | 1,709,450 |
| Qualified XII (0.85) | 251,583.056 | 14.57 | 3,665,565 |
| Qualified XII (0.90) | 38,562.299 | 21.67 | 835,645 |
| Qualified XII (0.95) | 415,129.185 | 14.51 | 6,023,524 |
| Qualified XII (1.00) | 1,839,213.070 | 14.47 | 26,613,413 |
| Qualified XII (1.05) | 65,933.536 | 14.44 | 952,080 |
| Qualified XII (1.10) | 48,042.029 | 14.41 | 692,286 |
| Qualified XII (1.15) | 71,677.147 | 14.37 | 1,030,001 |
| Qualified XII (1.20) | 4,362.458 | 14.34 | 62,558 |
| Qualified XII (1.25) | 109,145.878 | 14.31 | 1,561,878 |
| Qualified XII (1.35) | 1,086.456 | 14.24 | 15,471 |
| Qualified XII (1.40) | 10,416.036 | 14.21 | 148,012 |
| Qualified XII (1.45) | 974.387 | 14.17 | 13,807 |
| Qualified XII (1.50) | 1,557.292 | 14.14 | 22,020 |
| Qualified XIII | 827.657 | 14.51 | 12,009 |
| Qualified XV | 5,261.535 | 14.51 | 76,345 |
| Qualified XVI | 61,334.987 | 14.14 | 867,277 |
| Qualified XVII | 4,981.611 | 14.42 | 71,835 |
| Qualified XXI | 24,062.883 | 14.61 | 351,559 |
| Qualified XXV | 26,308.065 | 14.66 | 385,676 |
| Qualified XXVI | 4,550.373 | 14.57 | 66,299 |
| Qualified XXXVIII | 29,681.540 | 10.62 | 315,218 |
| Qualified XLIII | 233.474 | 10.59 | 2,472 |
| Qualified LIII | 27,218.324 | 13.01 | 354,110 |
| Qualified LIV | 56,949.087 | 12.92 | 735,782 |
| Qualified LVI | 8,276.090 | 13.07 | 108,168 |
| Qualified LIX | 1,611.459 | 14.93 | 24,059 |
| | 6,884,689.804 | | $ 110,721,631 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Diversified Value Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 7,226.880 | $ 9.44 | $ 68,222 |
| ING MAP PLUS NP28 | 1,275.423 | 9.01 | 11,492 |
| | 8,502.303 | | $ 79,714 |
| **Equity Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 9,715.185 | $ 9.76 | $ 94,820 |
| ING MAP PLUS NP14 | 263.703 | 9.69 | 2,555 |
| ING MAP PLUS NP15 | 3,615.562 | 9.67 | 34,962 |
| ING MAP PLUS NP23 | 1,951.294 | 9.49 | 18,518 |
| ING MAP PLUS NP28 | 1,468.149 | 9.38 | 13,771 |
| | 17,013.893 | | $ 164,626 |
| **Small Company Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 597.506 | $ 7.93 | $ 4,738 |
| ING MAP PLUS NP13 | 1,639.194 | 7.84 | 12,851 |
| ING MAP PLUS NP14 | 2,717.991 | 7.82 | 21,255 |
| ING MAP PLUS NP15 | 72.249 | 7.80 | 564 |
| ING MAP PLUS NP28 | 3,269.386 | 7.57 | 24,749 |
| | 8,296.326 | | $ 64,157 |
| **Wanger International** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 826.371 | $ 5.63 | $ 4,652 |
| ING MAP PLUS NP8 | 9,541.849 | 5.70 | 54,389 |
| ING MAP PLUS NP9 | 1,654.930 | 5.69 | 9,417 |
| ING MAP PLUS NP12 | 151.694 | 5.68 | 862 |
| ING MAP PLUS NP13 | 43.349 | 5.67 | 246 |
| ING MAP PLUS NP15 | 83.140 | 5.66 | 471 |
| ING MAP PLUS NP18 | 1,483.320 | 5.65 | 8,381 |
| Qualified VI | 196,246.288 | 5.63 | 1,104,867 |
| Qualified XII (0.00) | 106.734 | 5.75 | 614 |
| Qualified XII (0.10) | 94.948 | 5.74 | 545 |
| Qualified XII (0.25) | 275.166 | 5.72 | 1,574 |
| Qualified XII (0.30) | 6,520.733 | 5.72 | 37,299 |
| Qualified XII (0.40) | 5,298.820 | 5.71 | 30,256 |
| Qualified XII (0.50) | 408,172.311 | 5.70 | 2,326,582 |
| Qualified XII (0.55) | 5,342.340 | 5.70 | 30,451 |
| Qualified XII (0.65) | 1,375.105 | 5.69 | 7,824 |
| Qualified XII (0.70) | 6,648.625 | 5.68 | 37,764 |
| Qualified XII (0.75) | 141,151.681 | 5.68 | 801,742 |
| Qualified XII (0.80) | 23,373.492 | 5.67 | 132,528 |
| Qualified XII (0.85) | 62,225.347 | 5.67 | 352,818 |
| Qualified XII (0.90) | 2,310.133 | 5.66 | 13,075 |
| Qualified XII (0.95) | 25,579.309 | 5.66 | 144,779 |
| Qualified XII (1.00) | 237,476.922 | 5.65 | 1,341,745 |
| Qualified XII (1.05) | 6,418.607 | 5.65 | 36,265 |
| Qualified XII (1.10) | 3,047.681 | 5.64 | 17,189 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger International (continued)** | | | |
| Qualified XII (1.15) | 7,871.876 | $ 5.64 | $ 44,397 |
| Qualified XII (1.20) | 2,122.817 | 5.63 | 11,951 |
| Qualified XII (1.25) | 8,775.412 | 5.63 | 49,406 |
| Qualified XII (1.30) | 0.712 | 5.62 | 4 |
| Qualified XII (1.40) | 88.938 | 5.62 | 500 |
| Qualified XII (1.50) | 1,374.824 | 5.61 | 7,713 |
| Qualified XV | 772.428 | 5.66 | 4,372 |
| Qualified XVI | 4,365.053 | 5.61 | 24,488 |
| Qualified XVII | 990.673 | 5.63 | 5,577 |
| Qualified XXI | 2,793.697 | 5.67 | 15,840 |
| Qualified XXV | 7,504.545 | 5.69 | 42,701 |
| Qualified XXVI | 1,127.963 | 5.68 | 6,407 |
| Qualified XXXVIII | 5,143.246 | 5.12 | 26,333 |
| Qualified XLIII | 132.483 | 5.11 | 677 |
| Qualified LIII | 1,678.946 | 5.71 | 9,587 |
| Qualified LIV | 10,463.081 | 5.67 | 59,326 |
| Qualified LVI | 304.433 | 5.73 | 1,744 |
| Qualified LIX | 2,057.246 | 5.70 | 11,726 |
| | 1,203,017.268 | | $ 6,819,084 |
| | | | |
| **Wanger Select** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,422.773 | $ 8.25 | $ 11,738 |
| Qualified V | 25.612 | 7.94 | 203 |
| Qualified VI | 1,008,916.966 | 8.00 | 8,071,336 |
| Qualified X (1.15) | 31,462.384 | 8.34 | 262,396 |
| Qualified X (1.25) | 43,853.565 | 8.30 | 363,985 |
| Qualified XII (0.00) | 1,437.075 | 8.48 | 12,186 |
| Qualified XII (0.05) | 166,678.487 | 8.46 | 1,410,100 |
| Qualified XII (0.10) | 11.826 | 8.44 | 100 |
| Qualified XII (0.25) | 841.345 | 8.38 | 7,050 |
| Qualified XII (0.30) | 104,462.760 | 8.36 | 873,309 |
| Qualified XII (0.35) | 1,293.803 | 8.34 | 10,790 |
| Qualified XII (0.40) | 20,391.573 | 8.32 | 169,658 |
| Qualified XII (0.50) | 771,205.419 | 8.28 | 6,385,581 |
| Qualified XII (0.55) | 77,282.116 | 8.26 | 638,350 |
| Qualified XII (0.60) | 9,785.817 | 8.24 | 80,635 |
| Qualified XII (0.65) | 318,946.386 | 8.22 | 2,621,739 |
| Qualified XII (0.70) | 60,884.388 | 8.20 | 499,252 |
| Qualified XII (0.75) | 234,334.562 | 8.19 | 1,919,200 |
| Qualified XII (0.80) | 71,741.039 | 8.17 | 586,124 |
| Qualified XII (0.85) | 228,012.427 | 8.15 | 1,858,301 |
| Qualified XII (0.90) | 17,195.841 | 8.13 | 139,802 |
| Qualified XII (0.95) | 166,317.703 | 8.11 | 1,348,837 |
| Qualified XII (1.00) | 736,136.258 | 8.09 | 5,955,342 |
| Qualified XII (1.05) | 18,915.959 | 8.07 | 152,652 |
| Qualified XII (1.10) | 17,632.255 | 8.05 | 141,940 |
| Qualified XII (1.15) | 38,324.624 | 8.03 | 307,747 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger Select (continued)** | | | |
| Qualified XII (1.20) | 3,397.122 | $ 8.02 | $ 27,245 |
| Qualified XII (1.25) | 44,493.618 | 8.00 | 355,949 |
| Qualified XII (1.30) | 602.504 | 7.98 | 4,808 |
| Qualified XII (1.35) | 180.039 | 7.96 | 1,433 |
| Qualified XII (1.40) | 5,239.139 | 7.94 | 41,599 |
| Qualified XII (1.45) | 148.179 | 7.92 | 1,174 |
| Qualified XII (1.50) | 789.327 | 7.90 | 6,236 |
| Qualified XV | 2,710.734 | 8.11 | 21,984 |
| Qualified XVI | 17,240.111 | 7.90 | 136,197 |
| Qualified XVII | 7.906 | 8.06 | 64 |
| Qualified XVIII | 4,785.536 | 8.40 | 40,199 |
| Qualified XXI | 13,330.541 | 8.17 | 108,911 |
| Qualified XXV | 18,931.409 | 8.20 | 155,238 |
| Qualified XXVI | 2,823.872 | 8.15 | 23,015 |
| Qualified XXXVIII | 20,090.226 | 4.82 | 96,835 |
| Qualified XLIII | 1,348.196 | 4.80 | 6,471 |
| Qualified LIII | 14,913.873 | 7.98 | 119,013 |
| Qualified LIV | 33,603.474 | 7.93 | 266,476 |
| Qualified LVI | 4,520.327 | 8.02 | 36,253 |
| Qualified LIX | 1,283.593 | 8.35 | 10,718 |
| | 4,337,952.689 | | $ 35,288,171 |
| | | | |
| **Wanger USA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,746.145 | $ 8.54 | $ 14,912 |
| Qualified V | 22.835 | 8.34 | 190 |
| Qualified VI | 427,875.544 | 8.40 | 3,594,155 |
| Qualified X (1.15) | 3,091.986 | 8.83 | 27,302 |
| Qualified X (1.25) | 20,388.572 | 8.80 | 179,419 |
| Qualified XII (0.05) | 35,740.556 | 8.88 | 317,376 |
| Qualified XII (0.10) | 24.493 | 8.86 | 217 |
| Qualified XII (0.25) | 395.885 | 8.80 | 3,484 |
| Qualified XII (0.30) | 54,767.712 | 8.78 | 480,861 |
| Qualified XII (0.40) | 21,375.568 | 8.74 | 186,822 |
| Qualified XII (0.50) | 153,558.144 | 8.70 | 1,335,956 |
| Qualified XII (0.55) | 18,327.425 | 8.68 | 159,082 |
| Qualified XII (0.60) | 8,507.469 | 8.66 | 73,675 |
| Qualified XII (0.65) | 29,735.608 | 8.64 | 256,916 |
| Qualified XII (0.70) | 45,113.014 | 8.62 | 388,874 |
| Qualified XII (0.75) | 73,553.576 | 8.60 | 632,561 |
| Qualified XII (0.80) | 13,156.703 | 8.58 | 112,885 |
| Qualified XII (0.85) | 115,161.562 | 8.56 | 985,783 |
| Qualified XII (0.90) | 4,954.343 | 8.54 | 42,310 |
| Qualified XII (0.95) | 59,082.892 | 8.52 | 503,386 |
| Qualified XII (1.00) | 495,853.629 | 8.50 | 4,214,756 |
| Qualified XII (1.05) | 4,083.737 | 8.48 | 34,630 |
| Qualified XII (1.10) | 15,976.338 | 8.46 | 135,160 |
| Qualified XII (1.15) | 13,781.547 | 8.44 | 116,316 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger USA (continued)** | | | |
| Qualified XII (1.20) | 1,032.163 | $ 8.42 | $ 8,691 |
| Qualified XII (1.25) | 32,657.238 | 8.40 | 274,321 |
| Qualified XII (1.30) | 488.768 | 8.38 | 4,096 |
| Qualified XII (1.35) | 52.798 | 8.36 | 441 |
| Qualified XII (1.40) | 4,340.306 | 8.34 | 36,198 |
| Qualified XII (1.45) | 4,831.669 | 8.32 | 40,199 |
| Qualified XII (1.50) | 275.460 | 8.30 | 2,286 |
| Qualified XV | 386.681 | 8.52 | 3,295 |
| Qualified XVI | 13,763.243 | 8.30 | 114,235 |
| Qualified XVIII | 63.115 | 8.89 | 561 |
| Qualified XXI | 10,212.293 | 8.58 | 87,621 |
| Qualified XXV | 11,246.883 | 8.61 | 96,836 |
| Qualified XXVI | 2,498.564 | 8.56 | 21,388 |
| Qualified XXXVIII | 8,653.795 | 5.84 | 50,538 |
| Qualified XLIII | 87.961 | 5.83 | 513 |
| Qualified LIII | 681.175 | 7.89 | 5,374 |
| Qualified LIV | 16,919.389 | 7.84 | 132,648 |
| Qualified LVI | 2,888.854 | 7.93 | 22,909 |
| | 1,727,355.638 | | $ 14,699,178 |
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. -** | | | |
| **Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP1 | 21,121.234 | $ 9.05 | $ 191,147 |
| ING MAP PLUS NP6 | 2,059.829 | 8.94 | 18,415 |
| ING MAP PLUS NP8 | 5,313.444 | 8.90 | 47,290 |
| ING MAP PLUS NP9 | 43,421.249 | 8.87 | 385,146 |
| ING MAP PLUS NP11 | 42,506.890 | 8.83 | 375,336 |
| ING MAP PLUS NP12 | 5,536.141 | 8.81 | 48,773 |
| ING MAP PLUS NP13 | 87.601 | 8.79 | 770 |
| ING MAP PLUS NP14 | 79,788.009 | 8.77 | 699,741 |
| ING MAP PLUS NP15 | 64,539.288 | 8.74 | 564,073 |
| ING MAP PLUS NP16 | 16,867.487 | 8.72 | 147,084 |
| ING MAP PLUS NP17 | 15,133.078 | 8.70 | 131,658 |
| ING MAP PLUS NP18 | 9,234.194 | 8.68 | 80,153 |
| ING MAP PLUS NP19 | 6,315.890 | 8.66 | 54,696 |
| ING MAP PLUS NP20 | 78,929.421 | 8.64 | 681,950 |
| ING MAP PLUS NP21 | 17,697.422 | 8.62 | 152,552 |
| ING MAP PLUS NP22 | 13,865.781 | 8.59 | 119,107 |
| ING MAP PLUS NP23 | 20.480 | 8.57 | 176 |
| ING MAP PLUS NP24 | 405.843 | 8.55 | 3,470 |
| ING MAP PLUS NP26 | 744.865 | 8.51 | 6,339 |
| ING MAP PLUS NP27 | 444.664 | 8.49 | 3,775 |
| ING MAP PLUS NP28 | 7,888.630 | 8.47 | 66,817 |
| ING MAP PLUS NP29 | 12,694.854 | 8.45 | 107,272 |
| ING MAP PLUS NP30 | 2,677.539 | 8.43 | 22,572 |
| ING MAP PLUS NP32 | 307.486 | 8.39 | 2,580 |
| | 447,601.319 | | $ 3,910,892 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 62 | 7,367.138 | $ | 8.91 | $ | 65,641 |
| Qualified V | 3,320.319 | | 8.66 | | 28,754 |
| Qualified VI | 1,928,971.628 | | 8.72 | | 16,820,633 |
| Qualified XII (0.00) | 1,205.842 | | 9.25 | | 11,154 |
| Qualified XII (0.25) | 183.979 | | 9.14 | | 1,682 |
| Qualified XII (0.30) | 154,598.736 | | 9.12 | | 1,409,940 |
| Qualified XII (0.40) | 52,508.841 | | 9.07 | | 476,255 |
| Qualified XII (0.50) | 58,253.539 | | 9.03 | | 526,029 |
| Qualified XII (0.55) | 36,208.913 | | 9.01 | | 326,242 |
| Qualified XII (0.60) | 66,476.825 | | 8.99 | | 597,627 |
| Qualified XII (0.65) | 40,223.375 | | 8.97 | | 360,804 |
| Qualified XII (0.70) | 86,039.924 | | 8.95 | | 770,057 |
| Qualified XII (0.75) | 284,358.058 | | 8.93 | | 2,539,317 |
| Qualified XII (0.80) | 841,888.490 | | 8.91 | | 7,501,226 |
| Qualified XII (0.85) | 342,968.343 | | 8.89 | | 3,048,989 |
| Qualified XII (0.90) | 73,847.947 | | 8.86 | | 654,293 |
| Qualified XII (0.95) | 317,989.005 | | 8.84 | | 2,811,023 |
| Qualified XII (1.00) | 1,086,016.528 | | 8.82 | | 9,578,666 |
| Qualified XII (1.05) | 41,856.664 | | 8.80 | | 368,339 |
| Qualified XII (1.10) | 74,632.902 | | 8.78 | | 655,277 |
| Qualified XII (1.15) | 60,152.830 | | 8.76 | | 526,939 |
| Qualified XII (1.20) | 29,780.406 | | 8.74 | | 260,281 |
| Qualified XII (1.25) | 169,986.133 | | 8.72 | | 1,482,279 |
| Qualified XII (1.35) | 5,578.145 | | 8.68 | | 48,418 |
| Qualified XII (1.40) | 18,178.268 | | 8.66 | | 157,424 |
| Qualified XII (1.45) | 1,528.828 | | 8.64 | | 13,209 |
| Qualified XII (1.50) | 148.666 | | 8.62 | | 1,282 |
| Qualified XIII | 104.201 | | 8.84 | | 921 |
| Qualified XV | 4,706.114 | | 8.84 | | 41,602 |
| Qualified XVI | 40,290.491 | | 8.62 | | 347,304 |
| Qualified XVII | 12,502.889 | | 8.79 | | 109,900 |
| Qualified XXV | 15,865.566 | | 8.94 | | 141,838 |
| Qualified XXVI | 1,126.332 | | 8.89 | | 10,013 |
| Qualified XXVII | 1,016,204.626 | | 8.43 | | 8,566,605 |
| Qualified XXXVIII | 22,899.963 | | 6.45 | | 147,705 |
| Qualified XLIII | 176.966 | | 6.43 | | 1,138 |
| Qualified LIII | 5,644.562 | | 8.68 | | 48,995 |
| Qualified LIV | 48,155.350 | | 8.62 | | 415,099 |
| Qualified LVI | 8,135.106 | | 8.72 | | 70,938 |
| Qualified LIX | 18.334 | | 9.10 | | 167 |
| | 6,960,100.772 | | | $ | 60,944,005 |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 6,502.914 | $ | 7.12 | $ | 46,301 |

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under  Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

*Qualified XV*

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXV*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVI*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXI*

Group Contracts issued in connection with the San Bernadino 457(f) Plan at a zero basis point charge, effective in 2004.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

*Qualified XXXV*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

*Qualified XXXVI*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

*Qualified XXXVII*

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

*Qualified L*

Group Contracts issued in connection with Education Custom Choice 457, ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

*Qualified LIII*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 45 basis point charge.

*Qualified LIV*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

*Qualified LV*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 30 basis point charge.

*Qualified LVI*

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

**10.    Financial Highlights**

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AIM Mid Cap Core Equity Fund - Class A | | | | | | | | | | | | |
| 2008 | 23 | $9.81 | to | $11.62 | $232 | 0.80% | 0.30% | to | 1.60% | -28.60% | to | -27.91% |
| 2007 | 19 | $13.74 | to | $16.18 | $270 | 1.19% | 0.65% | to | 1.60% | 8.75% | to | 9.19% |
| 2006 | 18 | $12.67 | to | $14.87 | $234 | 0.76% | 0.65% | to | 1.70% | 9.99% | to | 10.40% |
| 2005 | 16 | $11.62 | to | $13.52 | $188 | - | 0.65% | to | 1.60% | 5.73% | to | 6.77% |
| 2004 | 18 | $10.99 | to | $11.08 | $196 | (a) | 0.65% | to | 1.60% | | (a) | |
| AIM Small Cap Growth Fund - Class A | | | | | | | | | | | | |
| 2008 | 2 | | $8.69 | | $20 | - | | 1.00% | | | -39.40% | |
| 2007 | 2 | | $14.34 | | $34 | - | | 1.00% | | | 10.22% | |
| 2006 | 1 | | $13.01 | | $17 | - | | 1.00% | | | 13.23% | |
| 2005 | 1 | | $11.49 | | $8 | 0.25% | | 1.00% | | | 7.18% | |
| 2004 | - | | $10.72 | | - | - | | 1.00% | | | - | |
| AIM Global Health Care Fund - Investor Class | | | | | | | | | | | | |
| 2008 | 5 | $24.42 | to | $25.33 | $122 | - | 0.55% | to | 1.60% | -29.52% | to | -28.79% |
| 2007 | 4 | $34.39 | to | $35.57 | $144 | - | 0.65% | to | 2.00% | 9.62% | to | 10.12% |
| 2006 | 4 | $31.61 | to | $31.99 | $114 | - | 0.90% | to | 1.70% | 3.36% | to | 3.43% |
| 2005 | 2 | $30.81 | to | $30.93 | $68 | (b) | 0.90% | to | 1.65% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | | | | | | | | | | | | |
| 2008 | 2,795 | $4.01 | to | $8.14 | $17,871 | - | 0.00% | to | 1.50% | -43.39% | to | -42.52% |
| 2007 | 2,976 | $7.08 | to | $14.33 | $33,456 | - | 0.00% | to | 1.50% | 10.28% | to | 11.95% |
| 2006 | 3,257 | $6.42 | to | $12.36 | $32,996 | 0.07% | 0.00% | to | 1.50% | 4.72% | to | 6.35% |
| 2005 | 2,001 | $6.22 | to | $11.61 | $19,374 | 0.06% | 0.00% | to | 1.50% | 0.10% | to | 8.80% |
| 2004 | 2,282 | $5.77 | to | $10.80 | $20,524 | - | 0.00% | to | 1.50% | 4.97% | to | 14.62% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | | | | | | | | | | |
| 2008 | 4,319 | $5.93 | to | $10.25 | $31,654 | 2.26% | 0.00% | to | 1.95% | -31.20% | to | -30.12% |
| 2007 | 4,536 | $8.58 | to | $14.75 | $48,225 | 1.11% | 0.00% | to | 1.50% | 6.45% | to | 8.04% |
| 2006 | 5,005 | $8.01 | to | $13.60 | $49,719 | 0.66% | 0.00% | to | 1.50% | 15.02% | to | 16.80% |
| 2005 | 3,691 | $6.93 | to | $11.81 | $31,783 | 1.36% | 0.00% | to | 1.50% | 3.66% | to | 5.23% |
| 2004 | 4,620 | $6.65 | to | $11.18 | $38,313 | 0.91% | 0.00% | to | 1.50% | 7.32% | to | 38.44% |
| **AllianceBernstein Growth and Income Fund, Inc. -<br>Class A** | | | | | | | | | | | | |
| 2008 | 19 | $7.62 | to | $7.94 | $146 | 2.26% | 0.70% | to | 1.55% | -41.57% | to | -41.19% |
| 2007 | 9 | $13.01 | to | $13.50 | $120 | 1.08% | 0.70% | to | 1.65% | 3.75% | to | 4.39% |
| 2006 | 5 | $12.54 | to | $12.76 | $65 | 1.35% | 1.05% | to | 1.65% | 15.48% | to | 15.48% |
| 2005 | 4 | $10.98 | to | $10.99 | $42 | (f) | 1.20% | to | 1.25% | | (f) | |
| 2004 | 2 | | $10.75 | | $22 | (a) | | 0.95% | | | (a) | |
| **AllianceBernstein Growth and Income Portfolio -<br>Class A** | | | | | | | | | | | | |
| 2008 | 45 | $8.20 | to | $8.30 | $371 | 2.17% | 1.00% | to | 1.25% | -41.39% | to | -41.18% |
| 2007 | 46 | $13.99 | to | $14.11 | $645 | 1.66% | 1.00% | to | 1.25% | 3.78% | to | 4.06% |
| 2006 | 41 | $13.48 | to | $13.56 | $557 | 1.74% | 1.00% | to | 1.25% | 15.91% | to | 15.97% |
| 2005 | 22 | $11.63 | to | $11.65 | $260 | 1.29% | 1.15% | to | 1.25% | | 3.56% | |
| 2004 | 4 | | $11.23 | | $50 | (a) | | 1.25% | | | (a) | |
| **Allianz NFJ Large-Cap Value Fund - Institutional<br>Class** | | | | | | | | | | | | |
| 2008 | 95 | $6.09 | to | $6.14 | $580 | (e) | 0.00% | to | 1.25% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Allianz NFJ Small-Cap Value Fund - Class A** | | | | | | | | | | | | |
| 2008 | 29 | $11.64 | to | $12.02 | $336 | 1.27% | 0.55% | to | 1.20% | -27.34% | to | -27.09% |
| 2007 | 28 | $16.02 | to | $16.30 | $454 | 1.93% | 0.75% | to | 1.20% | 4.84% | to | 5.30% |
| 2006 | 31 | $15.28 | to | $15.50 | $477 | 1.87% | 0.70% | to | 1.20% | 17.18% | to | 17.59% |
| 2005 | 30 | $13.04 | to | $13.14 | $398 | 3.10% | 0.80% | to | 1.20% | | 9.33% | |
| 2004 | 4 | | $12.00 | | $53 | (a) | | 0.90% | | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Amana Growth Fund** | | | | | | | | | | | | |
| 2008 | 5 | $7.36 | | | $36 | (e) | 0.05% | | | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2005 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2004 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Amana Income Fund** | | | | | | | | | | | | |
| 2008 | 6 | $8.12 | | | $46 | (e) | 0.05% | | | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2005 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2004 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **American Balanced Fund® - Class R-3** | | | | | | | | | | | | |
| 2008 | 439 | $8.96 | to | $9.59 | $4,066 | 2.93% | 0.00% | to | 1.40% | -26.93% | to | -25.95% |
| 2007 | 506 | $12.24 | to | $12.95 | $6,361 | 2.43% | 0.00% | to | 1.45% | 4.70% | to | 5.95% |
| 2006 | 422 | $11.66 | to | $12.12 | $5,014 | 2.18% | 0.20% | to | 1.55% | 9.69% | to | 11.20% |
| 2005 | 340 | $10.63 | to | $10.89 | $3,656 | 2.07% | 0.25% | to | 1.55% | 1.43% | to | 2.54% |
| 2004 | 120 | $10.50 | to | $10.61 | $1,269 | (a) | 0.30% | to | 1.45% | | (a) | |
| **American Century Income & Growth Fund - A Class** | | | | | | | | | | | | |
| 2008 | 484 | $7.64 | to | $23.62 | $3,705 | 1.55% | | 1.00% | | -35.46% | to | -35.42% |
| 2007 | 471 | $11.83 | to | $36.60 | $5,597 | 1.28% | 1.00% | to | 1.10% | -1.62% | to | -1.50% |
| 2006 | 495 | $12.01 | to | $37.17 | $5,990 | 1.59% | 1.00% | to | 1.10% | 15.59% | to | 15.70% |
| 2005 | 539 | $10.38 | to | $31.95 | $5,629 | 1.78% | 1.00% | to | 1.10% | 3.36% | to | 3.49% |
| 2004 | 433 | $10.03 | to | $30.91 | $4,389 | 1.83% | 1.00% | to | 1.10% | 11.51% | to | 11.57% |
| **Ariel Appreciation Fund** | | | | | | | | | | | | |
| 2008 | 57 | $6.63 | to | $7.09 | $395 | 0.62% | 0.75% | to | 2.10% | -41.99% | to | -41.32% |
| 2007 | 49 | $11.43 | to | $11.96 | $578 | 0.50% | 0.95% | to | 2.10% | -3.27% | to | -2.29% |
| 2006 | 52 | $11.91 | to | $12.24 | $629 | 0.05% | 0.95% | to | 1.90% | 8.87% | to | 9.87% |
| 2005 | 35 | $10.94 | to | $11.16 | $394 | 0.34% | 0.85% | to | 1.90% | 1.47% | to | 2.01% |
| 2004 | 18 | $10.88 | to | $10.94 | $192 | (a) | 0.85% | to | 1.40% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Ariel Fund | | | | | | | | | | | | |
| 2008 | 101 | $6.14 | to | $6.51 | $638 | 1.36% | 0.60% | to | 1.80% | -49.17% | to | -48.54% |
| 2007 | 68 | $11.93 | to | $12.65 | $838 | 0.40% | 0.60% | to | 2.10% | -3.52% | to | -2.40% |
| 2006 | 52 | $12.51 | to | $12.91 | $660 | - | 0.70% | to | 1.80% | 8.48% | to | 9.22% |
| 2005 | 46 | $11.56 | to | $11.73 | $537 | 0.58% | 0.95% | to | 1.70% | -0.43% | to | -0.34% |
| 2004 | 13 | $11.66 | to | $11.70 | $154 | (a) | 1.25% | to | 1.60% | | (a) | |
| Artisan International Fund - Investor Shares | | | | | | | | | | | | |
| 2008 | 57 | $5.55 | to | $5.82 | $324 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| The Bond Fund of America[SM], Inc. - Class R-4 | | | | | | | | | | | | |
| 2008 | 222 | $8.68 | to | $8.77 | $1,929 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| Calvert Social Balanced Portfolio | | | | | | | | | | | | |
| 2008 | 2,367 | $6.80 | to | $22.80 | $35,890 | 2.51% | 0.00% | to | 1.95% | -32.37% | to | -31.38% |
| 2007 | 2,618 | $12.00 | to | $33.54 | $59,468 | 2.34% | 0.00% | to | 1.50% | 1.21% | to | 2.75% |
| 2006 | 2,925 | $11.75 | to | $32.97 | $65,397 | 2.25% | 0.00% | to | 1.50% | 7.14% | to | 8.80% |
| 2005 | 3,274 | $11.39 | to | $30.61 | $66,533 | 1.77% | 0.00% | to | 1.50% | 4.07% | to | 5.61% |
| 2004 | 3,412 | $10.91 | to | $29.27 | $66,170 | 1.71% | 0.00% | to | 1.50% | 6.63% | to | 8.01% |
| Columbia[SM] Acorn Fund® - Class Z | | | | | | | | | | | | |
| 2008 | 126 | $6.34 | to | $6.39 | $807 | (e) | 0.00% | to | 1.25% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Columbia Mid Cap Value Fund - Class A | | | | | | | | | | | | |
| 2008 | 258 | $6.07 | to | $6.13 | $1,575 | (e) | 0.00% | to | 1.55% | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| Columbia Mid Cap Value Fund - Class Z | | | | | | | | | | | | |
| 2008 | 91 | $6.11 | to | $6.14 | $561 | (e) | 0.00% | to | 0.80% | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| DWS Equity 500 Index Fund - Class S | | | | | | | | | | | | |
| 2008 | 18 | | $9.51 | | $168 | 2.02% | | 1.00% | | -37.72% | | |
| 2007 | 15 | | $15.27 | | $228 | 2.03% | | 1.00% | | 4.30% | | |
| 2006 | 11 | | $14.64 | | $167 | 1.85% | | 1.00% | | 14.46% | | |
| 2005 | 5 | | $12.79 | | $66 | - | | 1.00% | | 3.65% | | |
| 2004 | - | | $12.34 | | $2 | (a) | | 1.00% | | (a) | | |
| EuroPacific Growth Fund® - Class R-3 | | | | | | | | | | | | |
| 2008 | 622 | $10.99 | to | $11.98 | $7,252 | 1.89% | 0.00% | to | 1.75% | -41.76% | to | -40.69% |
| 2007 | 486 | $18.87 | to | $20.20 | $9,594 | 2.23% | 0.00% | to | 1.75% | 16.70% | to | 18.27% |
| 2006 | 225 | $16.29 | to | $16.91 | $3,767 | 1.95% | 0.25% | to | 1.55% | 19.60% | to | 21.13% |
| 2005 | 87 | $13.62 | to | $13.96 | $1,208 | 1.93% | 0.25% | to | 1.55% | 19.09% | to | 20.14% |
| 2004 | 48 | $11.47 | to | $11.58 | $553 | (a) | 0.40% | to | 1.40% | (a) | | |
| EuroPacific Growth Fund® - Class R-4 | | | | | | | | | | | | |
| 2008 | 13,832 | $5.88 | to | $12.16 | $155,758 | 2.22% | 0.00% | to | 1.50% | -41.44% | to | -40.56% |
| 2007 | 11,118 | $9.92 | to | $20.24 | $212,894 | 2.15% | 0.00% | to | 1.50% | 17.11% | to | 18.85% |
| 2006 | 8,654 | $14.58 | to | $17.16 | $141,230 | 2.13% | 0.00% | to | 1.50% | 20.03% | to | 21.40% |
| 2005 | 4,523 | $12.09 | to | $14.26 | $61,647 | 2.63% | 0.40% | to | 1.50% | 19.25% | to | 20.43% |
| 2004 | 1,426 | $11.43 | to | $11.96 | $16,360 | (a) | 0.55% | to | 1.50% | (a) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Evergreen Special Values Fund - Class A | | | | | | | | | | | | |
| 2008 | 4,235 | $6.42 | to | $16.03 | $62,156 | 1.09% | 0.00% | to | 1.55% | -32.80% | to | -31.95% |
| 2007 | 4,354 | $12.72 | to | $23.16 | $94,562 | 1.21% | 0.30% | to | 1.55% | -9.51% | to | -8.57% |
| 2006 | 4,425 | $15.03 | to | $24.96 | $105,934 | 0.42% | 0.50% | to | 1.55% | 19.54% | to | 20.78% |
| 2005 | 3,781 | $12.57 | to | $20.60 | $75,301 | 0.93% | 0.55% | to | 1.55% | 8.74% | to | 9.85% |
| 2004 | 2,610 | $11.56 | to | $18.76 | $47,554 | 0.96% | 0.55% | to | 1.55% | 18.85% | to | 18.90% |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 16,023 | $5.46 | to | $19.17 | $213,311 | 2.47% | 0.00% | to | 2.15% | -43.84% | to | -42.62% |
| 2007 | 17,821 | $13.07 | to | $33.82 | $426,528 | 1.84% | 0.00% | to | 2.15% | -0.38% | to | 1.55% |
| 2006 | 18,954 | $13.23 | to | $33.70 | $455,731 | 3.30% | 0.00% | to | 1.95% | 17.81% | to | 20.16% |
| 2005 | 19,555 | $11.23 | to | $28.36 | $401,206 | 1.61% | 0.00% | to | 1.95% | 4.15% | to | 5.90% |
| 2004 | 21,024 | $10.84 | to | $27.10 | $405,088 | 1.43% | 0.00% | to | 1.95% | 9.88% | to | 11.29% |
| Fidelity® VIP Growth Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 14,257 | $5.14 | to | $17.49 | $159,095 | 0.83% | 0.00% | to | 1.85% | -48.12% | to | -47.17% |
| 2007 | 15,005 | $13.28 | to | $33.50 | $329,714 | 0.83% | 0.00% | to | 1.85% | 24.81% | to | 26.93% |
| 2006 | 16,905 | $10.60 | to | $26.69 | $295,822 | 0.40% | 0.00% | to | 1.65% | 5.20% | to | 6.89% |
| 2005 | 19,931 | $9.98 | to | $25.27 | $329,184 | 0.51% | 0.00% | to | 1.80% | 3.98% | to | 5.79% |
| 2004 | 24,025 | $9.50 | to | $24.16 | $377,338 | 0.26% | 0.00% | to | 1.65% | 1.80% | to | 3.11% |
| Fidelity® VIP High Income Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 657 | $7.58 | to | $8.31 | $5,016 | 8.83% | 0.95% | to | 1.50% | -26.13% | to | -25.69% |
| 2007 | 735 | $10.20 | to | $11.25 | $7,556 | 8.27% | 1.00% | to | 1.50% | 1.26% | to | 1.78% |
| 2006 | 767 | $10.04 | to | $11.11 | $7,752 | 8.35% | 1.00% | to | 1.50% | 9.57% | to | 10.12% |
| 2005 | 647 | $9.12 | to | $9.19 | $6,022 | 14.48% | 1.00% | to | 1.10% | 1.56% | to | 1.77% |
| 2004 | 568 | $8.98 | to | $9.03 | $5,210 | 9.10% | 1.00% | to | 1.50% | 8.40% | to | 8.45% |
| Fidelity® VIP Overseas Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 2,600 | $5.50 | to | $14.49 | $29,665 | 2.56% | 0.00% | to | 1.50% | -44.66% | to | -43.84% |
| 2007 | 2,877 | $13.33 | to | $25.80 | $60,698 | 3.37% | 0.00% | to | 1.50% | 15.56% | to | 17.27% |
| 2006 | 2,821 | $11.47 | to | $22.00 | $51,710 | 0.89% | 0.00% | to | 1.50% | 16.32% | to | 18.09% |
| 2005 | 2,828 | $9.82 | to | $18.63 | $44,759 | 0.65% | 0.00% | to | 1.50% | 5.21% | to | 19.04% |
| 2004 | 3,036 | $8.33 | to | $15.65 | $41,057 | 1.10% | 0.00% | to | 1.50% | 11.91% | to | 27.00% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 39,866 | $5.64 | to | $24.16 | $722,264 | 1.02% | 0.00% | to | 2.15% | -43.75% | to | -29.20% |
| 2007 | 40,117 | $14.19 | to | $42.45 | $1,311,557 | 0.95% | 0.00% | to | 2.15% | -6.90% | to | 17.56% |
| 2006 | 40,979 | $12.07 | to | $36.46 | $1,176,582 | 1.31% | 0.00% | to | 1.95% | 9.57% | to | 11.73% |
| 2005 | 37,845 | $12.96 | to | $32.97 | $1,008,057 | 0.26% | 0.00% | to | 1.95% | 14.84% | to | 16.95% |
| 2004 | 32,399 | $11.31 | to | $28.47 | $743,262 | 0.31% | 0.00% | to | 1.85% | 13.73% | to | 15.24% |
| Fidelity® VIP Index 500 Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 4,127 | $18.05 | to | $18.22 | $75,139 | 2.23% | 0.95% | to | 1.00% | -37.63% | to | -37.62% |
| 2007 | 4,341 | $28.94 | to | $29.21 | $126,698 | 3.67% | 1.00% | to | 1.10% | 4.29% | to | 4.40% |
| 2006 | 4,609 | $27.75 | to | $27.98 | $128,845 | 1.65% | 1.00% | to | 1.10% | 14.43% | to | 14.58% |
| 2005 | 4,779 | $24.25 | to | $24.42 | $116,615 | 1.72% | 1.00% | to | 1.10% | 3.72% | to | 3.78% |
| 2004 | 4,966 | $23.38 | to | $23.53 | $116,763 | 1.24% | 1.00% | to | 1.10% | 9.41% | to | 9.49% |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 935 | | $8.56 | | $8,006 | 0.55% | | - | | | -39.42% | |
| 2007 | 706 | | $14.13 | | $9,972 | 0.92% | | - | | | 15.63% | |
| 2006 | 446 | | $12.22 | | $5,451 | (c) | | - | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 968 | $15.95 | to | $16.10 | $15,560 | 3.00% | 0.95% | to | 1.00% | | -29.42% | |
| 2007 | 889 | $22.60 | to | $22.81 | $20,260 | 6.08% | 1.00% | to | 1.10% | 14.20% | to | 14.34% |
| 2006 | 921 | $19.79 | to | $19.95 | $18,360 | 2.71% | 1.00% | to | 1.10% | 6.17% | to | 6.29% |
| 2005 | 994 | $18.64 | to | $18.77 | $18,646 | 2.68% | 1.00% | to | 1.10% | 2.93% | to | 2.96% |
| 2004 | 1,116 | $18.11 | to | $18.23 | $20,327 | 2.80% | 1.00% | to | 1.10% | 4.32% | to | 4.47% |
| Mutual Discovery Fund - Class R | | | | | | | | | | | | |
| 2008 | 160 | $12.35 | to | $13.10 | $2,067 | 1.20% | 0.35% | to | 1.55% | -28.07% | to | -27.22% |
| 2007 | 138 | $17.17 | to | $18.00 | $2,445 | 2.27% | 0.35% | to | 1.55% | 9.02% | to | 10.43% |
| 2006 | 89 | $15.75 | to | $16.30 | $1,438 | 2.06% | 0.35% | to | 1.55% | 20.97% | to | 22.16% |
| 2005 | 51 | $13.02 | to | $13.27 | $667 | 1.41% | 0.55% | to | 1.55% | | 13.95% | |
| 2004 | 16 | $11.54 | to | $11.60 | $186 | (a) | 0.45% | to | 1.05% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | | | | | | | | | | |
| 2008 | 49 | $7.70 | to | $8.27 | $396 | 0.17% | 0.30% | to | 1.75% | -43.55% | to | -43.03% |
| 2007 | 55 | $13.64 | to | $14.24 | $767 | - | 0.65% | to | 1.75% | 9.73% | to | 10.99% |
| 2006 | 44 | $12.43 | to | $12.83 | $556 | - | 0.65% | to | 1.75% | 5.76% | to | 6.60% |
| 2005 | 27 | $11.80 | to | $11.98 | $318 | - | 0.80% | to | 1.60% | | 8.86% | |
| 2004 | 6 | $10.84 | to | $10.91 | $70 | (a) | 0.90% | to | 1.60% | | (a) | |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | | | | | | | | | | |
| 2008 | 5,364 | $6.33 | to | $13.05 | $63,473 | 1.21% | 0.00% | to | 1.90% | -34.15% | to | -32.98% |
| 2007 | 5,150 | $12.76 | to | $19.69 | $91,636 | 0.69% | 0.00% | to | 1.95% | -4.10% | to | -2.71% |
| 2006 | 4,814 | $13.16 | to | $20.37 | $88,521 | 0.64% | 0.15% | to | 1.75% | 15.05% | to | 16.53% |
| 2005 | 4,489 | $12.96 | to | $17.59 | $72,308 | 0.78% | 0.35% | to | 1.65% | 7.02% | to | 8.16% |
| 2004 | 3,359 | $12.11 | to | $16.33 | $50,132 | 0.13% | 0.00% | to | 1.65% | 21.91% | to | 23.12% |
| **Fundamental Investors, Inc. - Class R-3** | | | | | | | | | | | | |
| 2008 | 2 | $6.08 | to | $6.12 | $13 | (e) | 0.40% | to | 1.35% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **Fundamental Investors, Inc. - Class R-4** | | | | | | | | | | | | |
| 2008 | 1,355 | $6.09 | to | $6.15 | $8,280 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **The Growth Fund of America® - Class R-3** | | | | | | | | | | | | |
| 2008 | 1,082 | $7.03 | to | $9.22 | $9,558 | 0.68% | 0.00% | to | 1.75% | -40.25% | to | -39.22% |
| 2007 | 848 | $11.68 | to | $15.17 | $12,442 | 0.92% | 0.00% | to | 1.75% | 8.85% | to | 10.36% |
| 2006 | 584 | $10.67 | to | $13.63 | $7,813 | 0.76% | 0.20% | to | 1.55% | 8.89% | to | 10.29% |
| 2005 | 319 | $12.04 | to | $12.34 | $3,894 | 0.65% | 0.25% | to | 1.55% | 12.28% | to | 13.54% |
| 2004 | 122 | $10.74 | to | $10.86 | $1,320 | (a) | 0.30% | to | 1.45% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **The Growth Fund of America® - Class R-4** | | | | | | | | | | | | |
| 2008 | 20,363 | $5.91 | to | $9.34 | $181,120 | 0.98% | 0.00% | to | 1.50% | -40.00% | to | -39.03% |
| 2007 | 16,882 | $9.72 | to | $15.32 | $248,778 | 1.08% | 0.00% | to | 1.50% | 9.19% | to | 10.52% |
| 2006 | 14,655 | $12.90 | to | $13.73 | $196,584 | 0.91% | 0.30% | to | 1.50% | 9.29% | to | 10.56% |
| 2005 | 11,850 | $11.74 | to | $12.54 | $145,130 | 0.93% | 0.00% | to | 1.50% | 12.50% | to | 13.63% |
| 2004 | 4,738 | $10.80 | to | $11.14 | $51,341 | (a) | 0.45% | to | 1.50% | | (a) | |
| **The Income Fund of America® - Class R-3** | | | | | | | | | | | | |
| 2008 | 158 | $9.22 | to | $10.05 | $1,535 | 4.57% | 0.00% | to | 1.75% | -30.42% | to | -29.18% |
| 2007 | 121 | $13.25 | to | $14.19 | $1,660 | 3.34% | 0.00% | to | 1.75% | 1.83% | to | 3.08% |
| 2006 | 77 | $13.12 | to | $13.65 | $1,032 | 3.12% | 0.20% | to | 1.55% | 18.13% | to | 19.60% |
| 2005 | 26 | $11.14 | to | $11.38 | $295 | 3.46% | 0.30% | to | 1.45% | 1.73% | to | 2.71% |
| 2004 | 10 | $10.97 | to | $11.08 | $110 | (a) | 0.30% | to | 1.40% | | (a) | |
| **ING Financial Services Fund - Class A** | | | | | | | | | | | | |
| 2008 | 15 | $6.52 | to | $6.86 | $101 | 1.69% | 0.40% | to | 1.45% | -42.35% | to | -41.77% |
| 2007 | 12 | $11.17 | to | $11.78 | $136 | 1.82% | 0.40% | to | 1.75% | -14.51% | to | -13.79% |
| 2006 | 6 | $13.23 | to | $13.56 | $84 | 1.20% | 0.60% | to | 1.45% | | 16.42% | |
| 2005 | 4 | $11.63 | to | $11.66 | $51 | - | 0.50% | to | 0.65% | | 7.27% | |
| 2004 | 1 | | $10.87 | | $9 | (a) | | 0.50% | | | (a) | |
| **ING Real Estate Fund - Class A** | | | | | | | | | | | | |
| 2008 | 133 | $9.86 | to | $10.59 | $1,357 | 3.35% | 0.00% | to | 1.45% | -36.10% | to | -35.15% |
| 2007 | 121 | $15.25 | to | $16.33 | $1,923 | 2.75% | 0.00% | to | 1.75% | -17.75% | to | -16.74% |
| 2006 | 124 | $18.70 | to | $19.45 | $2,373 | 2.49% | 0.20% | to | 1.55% | 34.10% | to | 35.71% |
| 2005 | 67 | $13.99 | to | $14.31 | $954 | 4.05% | 0.25% | to | 1.45% | 10.59% | to | 11.47% |
| 2004 | 22 | $12.65 | to | $12.76 | $282 | (a) | 0.45% | to | 1.45% | | (a) | |
| **ING GNMA Income Fund - Class A** | | | | | | | | | | | | |
| 2008 | 238 | $11.46 | to | $12.37 | $2,835 | 3.54% | 0.00% | to | 1.55% | 5.23% | to | 6.91% |
| 2007 | 126 | $10.89 | to | $11.57 | $1,405 | 3.87% | 0.00% | to | 1.55% | 4.11% | to | 5.37% |
| 2006 | 91 | $10.44 | to | $10.87 | $973 | 5.45% | 0.20% | to | 1.55% | 2.75% | to | 3.93% |
| 2005 | 69 | $10.11 | to | $10.44 | $712 | 4.48% | 0.25% | to | 1.55% | 0.99% | to | 2.25% |
| 2004 | 40 | $10.10 | to | $10.20 | $404 | (a) | 0.30% | to | 1.45% | | (a) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Intermediate Bond Fund - Class A | | | | | | | | | | | | |
| 2008 | 342 | $9.72 | to | $10.48 | $3,481 | 4.43% | 0.00% | to | 1.55% | -11.39% | to | -10.04% |
| 2007 | 269 | $10.97 | to | $11.65 | $3,064 | 4.22% | 0.00% | to | 1.55% | 4.18% | to | 5.34% |
| 2006 | 151 | $10.53 | to | $10.95 | $1,633 | 4.65% | 0.20% | to | 1.55% | 2.13% | to | 3.33% |
| 2005 | 79 | $10.31 | to | $10.52 | $829 | 3.96% | 0.45% | to | 1.55% | 1.66% | to | 2.24% |
| 2004 | 52 | $10.20 | to | $10.29 | $535 | (a) | 0.40% | to | 1.40% | | (a) | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 277 | $4.97 | to | $7.60 | $2,033 | - | 0.00% | to | 1.50% | -47.25% | to | -46.44% |
| 2007 | 282 | $13.63 | to | $14.19 | $3,891 | - | 0.00% | to | 1.50% | 9.21% | to | 10.32% |
| 2006 | 262 | $12.48 | to | $12.69 | $3,286 | - | 0.50% | to | 1.50% | 0.24% | to | 1.20% |
| 2005 | 88 | $12.45 | to | $12.54 | $1,096 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 10,055 | $5.87 | to | $6.43 | $63,303 | 0.20% | 0.00% | to | 1.50% | -39.90% | to | -39.03% |
| 2007 | 11,126 | $9.76 | to | $10.53 | $115,938 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING BlackRock Large Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 12 | $7.33 | to | $7.41 | $86 | - | 0.00% | to | 0.50% | -39.32% | to | -39.11% |
| 2007 | 4 | $12.08 | to | $12.17 | $43 | - | 0.00% | to | 0.50% | | 6.75% | |
| 2006 | - | | $11.40 | | - | (c) | | - | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | | | | | | | | | | | | |
| 2008 | 12 | | $6.33 | | $79 | - | | 0.35% | | | -39.43% | |
| 2007 | 14 | | $10.45 | | $147 | (d) | | 0.35% | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Evergreen Health Sciences Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 749 | $7.07 | to | $9.97 | $7,198 | 0.15% | 0.00% | to | 1.50% | -29.73% | to | -28.63% |
| 2007 | 460 | $13.42 | to | $13.97 | $6,256 | 0.13% | 0.00% | to | 1.50% | 6.93% | to | 8.55% |
| 2006 | 351 | $12.55 | to | $12.87 | $4,440 | - | 0.00% | to | 1.50% | 12.15% | to | 13.32% |
| 2005 | 129 | $11.19 | to | $11.29 | $1,446 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Evergreen Omega Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 4 | $9.28 | to | $9.40 | $35 | - | 0.00% | to | 0.50% | | -27.53% | |
| 2007 | - | | $12.97 | | - | (d) | | - | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 2,384 | $5.92 | to | $9.30 | $21,437 | 0.94% | 0.00% | to | 1.50% | -40.11% | to | -39.14% |
| 2007 | 1,307 | $9.76 | to | $15.28 | $19,443 | 0.12% | 0.00% | to | 1.85% | 12.77% | to | 14.09% |
| 2006 | 1,115 | $13.00 | to | $13.31 | $14,604 | - | 0.35% | to | 1.55% | 10.25% | to | 11.36% |
| 2005 | 390 | $11.80 | to | $11.88 | $4,611 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Global Real Estate Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 5,361 | $6.69 | to | $6.73 | $35,967 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING Global Resources Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 3 | | $8.22 | | $25 | 2.90% | | 0.20% | | | -40.95% | |
| 2007 | 3 | | $13.92 | | $44 | (d) | | 0.20% | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

384

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Global Resources Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 9,325 | $6.00 | to | $8.06 | $73,573 | 2.08% | 0.00% | to | 1.50% | -41.88% | to | -41.03% |
| 2007 | 8,097 | $13.42 | to | $13.65 | $109,431 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Janus Contrarian Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 1,285 | $5.32 | to | $5.86 | $7,405 | 0.72% | 0.00% | to | 1.50% | -49.21% | to | -49.00% |
| 2007 | 403 | $11.44 | to | $11.49 | $4,611 | (d) | 0.00% | to | 0.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING JPMorgan Emerging Markets Equity Portfolio -<br>Adviser Class | | | | | | | | | | | | |
| 2008 | 18 | | $9.76 | | $171 | 3.71% | | 0.35% | | | -51.61% | |
| 2007 | 18 | | $20.17 | | $368 | 0.94% | | 0.35% | | | 37.49% | |
| 2006 | 4 | | $14.67 | | $57 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING JPMorgan Emerging Markets Equity Portfolio -<br>Institutional Class | | | | | | | | | | | | |
| 2008 | 1,808 | $10.20 | to | $10.21 | $18,447 | 2.65% | 0.95% | to | 1.00% | -51.66% | to | -51.61% |
| 2007 | 2,077 | | $21.10 | | $43,831 | 1.12% | | 1.00% | | | 37.46% | |
| 2006 | 1,901 | | $15.35 | | $29,171 | 0.67% | | 1.00% | | | 34.77% | |
| 2005 | 1,396 | | $11.39 | | $15,902 | (b) | | 1.00% | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING JPMorgan Emerging Markets Equity Portfolio -<br>Service Class | | | | | | | | | | | | |
| 2008 | 1,357 | $4.89 | to | $12.39 | $15,725 | 2.46% | 0.00% | to | 1.50% | -52.01% | to | -51.32% |
| 2007 | 1,642 | $15.61 | to | $25.32 | $40,173 | 0.95% | 0.10% | to | 1.50% | 36.42% | to | 37.80% |
| 2006 | 1,200 | $11.43 | to | $18.30 | $21,610 | 0.43% | 0.40% | to | 1.50% | 33.78% | to | 35.12% |
| 2005 | 512 | $13.38 | to | $13.50 | $6,873 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 241 | $6.57 | to | $9.15 | $2,129 | 0.48% | 0.00% | to | 1.50% | -31.00% | to | -29.94% |
| 2007 | 194 | $12.55 | to | $13.06 | $2,468 | 0.15% | 0.00% | to | 1.50% | -3.16% | to | -2.13% |
| 2006 | 126 | $12.96 | to | $13.25 | $1,643 | - | 0.40% | to | 1.50% | 15.07% | to | 16.04% |
| 2005 | 25 | $11.28 | to | $11.38 | $282 | (b) | 0.50% | to | 1.40% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 4 | $6.62 | to | $6.64 | $28 | 4.00% | 1.15% | to | 1.25% | -40.09% | to | -40.02% |
| 2007 | 6 | $11.05 | to | $11.07 | $72 | 4.08% | 1.15% | to | 1.25% | -2.13% | to | -2.04% |
| 2006 | 2 | $11.29 | to | $11.30 | $26 | (c) | 1.15% | to | 1.25% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING JPMorgan Value Opportunities Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 170 | $5.76 | to | $6.79 | $1,126 | 3.04% | 0.00% | to | 1.50% | -40.46% | to | -39.54% |
| 2007 | 166 | $10.95 | to | $11.23 | $1,839 | 1.80% | 0.00% | to | 1.50% | -2.58% | to | -1.68% |
| 2006 | 73 | $11.24 | to | $11.32 | $824 | (c) | 0.50% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Julius Baer Foreign Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 3,034 | $5.58 | to | $11.53 | $33,338 | - | 0.00% | to | 1.50% | -44.46% | to | -43.62% |
| 2007 | 3,036 | $17.69 | to | $20.46 | $59,851 | 0.08% | 0.00% | to | 1.50% | 14.70% | to | 16.46% |
| 2006 | 1,766 | $15.30 | to | $17.79 | $30,166 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Legg Mason Value Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 291 | $4.12 | to | $5.16 | $1,448 | - | 0.00% | to | 1.50% | -56.13% | to | -55.48% |
| 2007 | 390 | $11.03 | to | $11.59 | $4,394 | - | 0.00% | to | 1.85% | -7.49% | to | -6.28% |
| 2006 | 282 | $12.02 | to | $12.30 | $3,415 | - | 0.30% | to | 1.55% | 4.97% | to | 5.98% |
| 2005 | 148 | $11.46 | to | $11.57 | $1,700 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Lord Abbett Affiliated Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 10,392 | $6.17 | to | $7.22 | $73,160 | 3.25% | 0.00% | to | 1.95% | -37.67% | to | -36.48% |
| 2007 | 11,800 | $10.99 | to | $11.33 | $131,763 | 0.05% | 0.20% | to | 1.95% | 2.79% | to | 3.78% |
| 2006 | 99 | $10.77 | to | $10.85 | $1,068 | (c) | 0.50% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Lord Abbett Affiliated Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 72 | $6.93 | to | $7.06 | $506 | 3.33% | 0.65% | to | 1.35% | -37.45% | to | -37.15% |
| 2007 | 46 | $11.08 | to | $11.17 | $516 | (d) | 0.85% | to | 1.35% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING Marsico Growth Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 797 | $6.45 | to | $6.62 | $5,214 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| ING Marsico Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 39 | $6.59 | to | $8.08 | $306 | 0.09% | 0.35% | to | 1.20% | -40.94% | to | -40.60% |
| 2007 | 325 | $11.39 | to | $13.76 | $4,327 | - | 0.00% | to | 1.50% | 12.43% | to | 14.19% |
| 2006 | 233 | $10.11 | to | $12.05 | $2,747 | - | 0.00% | to | 1.50% | 3.34% | to | 4.46% |
| 2005 | 102 | $11.37 | to | $11.47 | $1,159 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Marsico International Opportunities Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 11 | | $5.68 | | $65 | - | | 0.35% | | | -49.87% | |
| 2007 | 6 | | $11.33 | | $64 | (d) | | 0.35% | | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Marsico International Opportunities Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 705 | $4.93 | to | $9.46 | $6,408 | 1.08% | 0.00% | to | 1.50% | -50.25% | to | -49.52% |
| 2007 | 688 | $18.01 | to | $18.74 | $12,551 | 0.95% | 0.00% | to | 1.50% | 18.80% | to | 19.97% |
| 2006 | 478 | $15.16 | to | $15.50 | $7,306 | 0.03% | 0.40% | to | 1.50% | 22.16% | to | 23.16% |
| 2005 | 108 | $12.41 | to | $12.48 | $1,348 | (b) | 0.70% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING MFS Total Return Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 55 | | $8.99 | | $497 | 4.89% | | 0.35% | | | -22.90% | |
| 2007 | 49 | | $11.66 | | $567 | 1.31% | | 0.35% | | | 3.19% | |
| 2006 | 4 | | $11.30 | | $45 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 6,024 | $8.57 | to | $8.58 | $51,654 | 6.26% | 0.95% | to | 1.00% | -23.00% | to | -22.91% |
| 2007 | 7,291 | | $11.13 | | $81,146 | 0.11% | | 1.00% | | | 3.25% | |
| 2006 | 25 | | $10.78 | | $269 | (c) | | 1.00% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING MFS Total Return Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 1,955 | $7.60 | to | $12.47 | $22,350 | 5.97% | 0.00% | to | 1.55% | -23.51% | to | -22.41% |
| 2007 | 2,252 | $12.08 | to | $15.88 | $33,604 | 2.95% | 0.10% | to | 1.55% | 2.44% | to | 3.61% |
| 2006 | 2,514 | $11.69 | to | $15.23 | $36,559 | 2.23% | 0.30% | to | 1.65% | 10.26% | to | 11.49% |
| 2005 | 3,132 | $10.95 | to | $13.66 | $41,280 | 2.59% | 0.40% | to | 1.50% | 1.38% | to | 2.33% |
| 2004 | 2,236 | $10.84 | to | $13.30 | $29,119 | 2.74% | 0.55% | to | 1.50% | 9.45% | to | 10.56% |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 2,158 | $6.29 | to | $11.94 | $24,775 | 3.58% | 0.00% | to | 1.50% | -38.65% | to | -37.72% |
| 2007 | 2,012 | $18.42 | to | $19.17 | $37,523 | 1.01% | 0.00% | to | 1.50% | 25.48% | to | 26.89% |
| 2006 | 881 | $14.68 | to | $15.01 | $13,022 | 0.04% | 0.40% | to | 1.50% | 28.88% | to | 30.08% |
| 2005 | 104 | $11.39 | to | $11.47 | $1,191 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | | | | | | | | | | |
| 2008 | 176 | $6.64 | to | $8.14 | $1,342 | 2.99% | 0.00% | to | 1.65% | -39.69% | to | -38.66% |
| 2007 | 159 | $11.01 | to | $13.27 | $2,004 | 0.78% | 0.00% | to | 1.65% | 2.74% | to | 3.72% |
| 2006 | 66 | $10.73 | to | $12.62 | $825 | 0.82% | 0.50% | to | 1.50% | 13.23% | to | 14.16% |
| 2005 | 19 | $10.96 | to | $11.02 | $214 | (b) | 0.70% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 73 | $8.30 | to | $8.31 | $609 | 8.94% | 0.95% | to | 1.00% | -23.15% | to | -23.06% |
| 2007 | 74 | | $10.80 | | $800 | 6.11% | | 1.00% | | | 2.08% | |
| 2006 | 23 | | $10.58 | | $247 | (c) | | 1.00% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 505 | $7.67 | to | $9.18 | $4,462 | 8.96% | 0.00% | to | 1.50% | -23.68% | to | -22.53% |
| 2007 | 497 | $10.71 | to | $11.85 | $5,722 | 7.27% | 0.00% | to | 1.50% | 1.34% | to | 2.86% |
| 2006 | 448 | $10.56 | to | $11.52 | $5,070 | 6.48% | 0.00% | to | 1.50% | 7.36% | to | 8.35% |
| 2005 | 135 | $10.46 | to | $10.56 | $1,418 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Pioneer Equity Income Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 17,559 | $6.20 | to | $6.74 | $111,368 | 3.16% | 0.00% | to | 1.95% | -31.49% | to | -30.28% |
| 2007 | 17,096 | $9.05 | to | $9.31 | $156,482 | (d) | 0.20% | to | 1.95% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 1,578 | $6.37 | to | $8.11 | $11,631 | 3.79% | 0.00% | to | 1.60% | -35.59% | to | -34.52% |
| 2007 | 1,454 | $11.18 | to | $12.51 | $16,489 | 0.44% | 0.00% | to | 1.70% | 3.71% | to | 5.42% |
| 2006 | 232 | $10.78 | to | $11.98 | $2,509 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Pioneer Fund Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 15 | $7.22 | to | $7.33 | $109 | 3.64% | 0.70% | to | 1.30% | -35.54% | to | -35.41% |
| 2007 | 10 | $11.20 | to | $11.24 | $111 | - | 1.00% | to | 1.30% | | 4.07% | |
| 2006 | 2 | | $10.80 | | $25 | (c) | | 1.00% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Pioneer Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | - | | $7.14 | | $2 | (e) | | 0.35% | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 8,859 | $6.37 | to | $7.58 | $65,464 | 2.18% | 0.00% | to | 1.80% | -34.09% | to | -32.92% |
| 2007 | 8,727 | $11.02 | to | $11.30 | $96,991 | 0.08% | 0.00% | to | 1.80% | 4.16% | to | 5.26% |
| 2006 | 74 | $10.54 | to | $10.65 | $783 | (c) | 0.50% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 28 | $7.27 | to | $7.52 | $204 | 3.64% | 0.10% | to | 1.35% | -34.03% | to | -33.30% |
| 2007 | 1 | $11.02 | to | $11.20 | $16 | (h) | 0.35% | to | 1.35% | | (h) | |
| 2006 | 1 | | $10.61 | | $6 | (c) | | 0.80% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Stock Index Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2008 | 269 | $8.44 | to | $8.84 | $2,372 | 3.86% | 0.00% | to | 1.25% | -37.92% | to | -37.13% |
| 2007 | 256 | $13.55 | to | $14.03 | $3,588 | 1.50% | 0.05% | to | 1.25% | 4.04% | to | 4.51% |
| 2006 | 273 | $13.00 | to | $13.30 | $3,625 | 3.36% | 0.15% | to | 1.25% | | 14.55% | |
| 2005 | 2,166 | $11.41 | to | $11.56 | $25,037 | (b) | 0.00% | to | 0.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation Portfolio -<br>Service Class** | | | | | | | | | | | | |
| 2008 | 17,181 | $7.12 | to | $9.57 | $158,868 | 4.79% | 0.00% | to | 1.55% | -28.63% | to | -27.50% |
| 2007 | 13,148 | $12.66 | to | $13.20 | $168,990 | 1.82% | 0.00% | to | 1.55% | 2.76% | to | 4.05% |
| 2006 | 7,004 | $12.32 | to | $12.60 | $86,924 | 1.22% | 0.30% | to | 1.55% | 13.00% | to | 14.01% |
| 2005 | 1,752 | $10.91 | to | $11.01 | $19,163 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING T. Rowe Price Equity Income Portfolio - Adviser<br>Class** | | | | | | | | | | | | |
| 2008 | 116 | | $7.90 | | $918 | 3.48% | | 0.35% | | | -36.19% | |
| 2007 | 93 | | $12.38 | | $1,151 | 1.02% | | 0.35% | | | 2.40% | |
| 2006 | 18 | | $12.09 | | $215 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING T. Rowe Price Equity Income Portfolio - Service<br>Class** | | | | | | | | | | | | |
| 2008 | 6,475 | $6.23 | to | $12.30 | $74,508 | 4.58% | 0.00% | to | 1.65% | -36.69% | to | -35.67% |
| 2007 | 5,633 | $13.02 | to | $19.12 | $101,704 | 1.42% | 0.00% | to | 1.65% | 1.35% | to | 2.78% |
| 2006 | 4,956 | $12.72 | to | $18.46 | $87,796 | 1.34% | 0.15% | to | 1.65% | 17.21% | to | 18.68% |
| 2005 | 3,660 | $11.39 | to | $15.47 | $54,938 | 1.28% | 0.30% | to | 1.55% | 2.34% | to | 3.36% |
| 2004 | 2,052 | $11.13 | to | $14.87 | $30,123 | 1.48% | 0.50% | to | 1.55% | 13.15% | to | 14.30% |
| **ING Templeton Global Growth Portfolio - Institutional<br>Class** | | | | | | | | | | | | |
| 2008 | 77 | $9.86 | to | $10.17 | $774 | 1.43% | 0.60% | to | 1.75% | -40.67% | to | -39.96% |
| 2007 | 71 | $16.62 | to | $16.94 | $1,186 | - | 0.75% | to | 1.90% | | 1.70% | |
| 2006 | - | | $16.50 | | - | (c) | | 1.00% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Templeton Global Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 315 | $5.90 | to | $6.89 | $2,110 | 1.09% | 0.00% | to | 1.50% | -40.57% | to | -39.86% |
| 2007 | 253 | $11.14 | to | $11.39 | $2,833 | 1.27% | 0.30% | to | 1.50% | 0.91% | to | 1.98% |
| 2006 | 128 | $11.04 | to | $11.11 | $1,421 | (c) | 0.50% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Van Kampen Capital Growth Portfolio -<br>Institutional Class** | | | | | | | | | | | | |
| 2008 | 66 | $5.36 | to | $5.56 | $362 | (e) | 0.00% | to | 1.50% | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2005 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2004 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **ING Van Kampen Capital Growth Portfolio - Service<br>Class** | | | | | | | | | | | | |
| 2008 | 21 | $5.49 | to | $6.98 | $145 | - | 0.00% | to | 1.45% | -49.60% | to | -49.27% |
| 2007 | 6 | $13.67 | to | $13.76 | $87 | - | 0.00% | to | 0.50% | 20.76% | | |
| 2006 | 1 | $11.32 | | | $14 | (c) | 0.50% | | | (c) | | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2004 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Van Kampen Growth and Income Portfolio -<br>Service Class** | | | | | | | | | | | | |
| 2008 | 1,513 | $6.57 | to | $8.98 | $13,111 | 4.08% | 0.00% | to | 1.50% | -33.23% | to | -32.23% |
| 2007 | 1,338 | $12.73 | to | $13.25 | $17,288 | 1.68% | 0.00% | to | 1.50% | 1.03% | to | 2.11% |
| 2006 | 1,237 | $12.60 | to | $12.88 | $15,704 | 1.19% | 0.40% | to | 1.50% | 14.34% | to | 15.41% |
| 2005 | 759 | $11.02 | to | $11.12 | $8,388 | (b) | 0.50% | to | 1.50% | (b) | | |
| 2004 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **ING Van Kampen Real Estate Portfolio - Institutional<br>Class** | | | | | | | | | | | | |
| 2008 | 117 | $6.16 | | | $724 | 1.92% | 0.95% | | | -38.89% | | |
| 2007 | 94 | $9.91 | to | $10.08 | $942 | (h) | 0.95% | to | 1.95% | (h) | | |
| 2006 | 61 | $12.34 | | | $754 | (c) | 0.95% | | | (c) | | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2004 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Van Kampen Real Estate Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 2,819 | $5.33 | to | $6.27 | $17,289 | 1.39% | 0.00% | to | 1.50% | -39.46% | to | -38.53% |
| 2007 | 2,072 | $9.95 | to | $10.20 | $20,838 | 1.31% | 0.00% | to | 1.50% | -18.97% | to | -18.11% |
| 2006 | 1,372 | $12.28 | to | $12.39 | $16,905 | (c) | 0.35% | to | 1.50% | (c) | | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2004 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING VP Index Plus International Equity Portfolio - Institutional Class | | | | | | | | | | | | |
| 2008 | 1,952 | $5.22 | to | $6.11 | $11,371 | 6.69% | 0.00% | to | 1.50% | -50.88% | to | -43.74% |
| 2007 | 2,140 | $9.41 | to | $10.86 | $22,362 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING VP Index Plus International Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 454 | $5.37 | to | $6.66 | $2,933 | 6.11% | 0.00% | to | 1.50% | -44.65% | to | -43.98% |
| 2007 | 612 | $10.84 | to | $11.88 | $7,116 | - | 0.25% | to | 1.50% | 6.54% | to | 7.60% |
| 2006 | 232 | $10.85 | to | $11.10 | $2,537 | (c) | 0.40% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 142 | $6.44 | to | $6.86 | $947 | 0.71% | 0.00% | to | 1.50% | -33.77% | to | -33.04% |
| 2007 | 102 | $9.94 | to | $10.16 | $1,022 | - | 0.40% | to | 1.50% | -5.15% | to | -4.17% |
| 2006 | 109 | $10.42 | to | $10.56 | $1,141 | (c) | 0.50% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING International Growth Opportunities Fund - Class Q | | | | | | | | | | | | |
| 2008 | 1 | $7.78 | to | $7.92 | $7 | - | 1.05% | to | 1.40% | -55.11% | to | -54.92% |
| 2007 | 1 | $17.33 | to | $17.57 | $11 | - | 1.05% | to | 1.40% | | 17.02% | |
| 2006 | - | $14.81 | to | $14.88 | $7 | 1.16% | 1.25% | to | 1.40% | | 18.47% | |
| 2005 | - | | $12.56 | | $2 | (b) | | 1.25% | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING International SmallCap Multi-Manager Fund - Class A | | | | | | | | | | | | |
| 2008 | 131 | $9.05 | to | $9.84 | $1,261 | 2.18% | 0.00% | to | 1.70% | -52.54% | to | -51.81% |
| 2007 | 111 | $19.07 | to | $20.42 | $2,221 | 0.85% | 0.00% | to | 1.75% | 8.61% | to | 9.75% |
| 2006 | 46 | $17.77 | to | $18.40 | $837 | 0.79% | 0.25% | to | 1.45% | | 24.53% | |
| 2005 | 20 | $14.35 | to | $14.52 | $283 | (b) | 0.60% | to | 1.25% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING American Century Large Company Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 11 | | $7.36 | | $78 | 12.20% | | 0.35% | | | -37.41% | |
| 2007 | 7 | | $11.76 | | $86 | - | | 0.35% | | | -2.49% | |
| 2006 | 1 | | $12.06 | | $9 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING American Century Large Company Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 298 | $6.03 | to | $10.54 | $2,817 | 14.21% | 0.00% | to | 1.50% | -51.68% | to | -37.15% |
| 2007 | 287 | $12.32 | to | $16.77 | $4,430 | 1.28% | 0.25% | to | 1.50% | -3.48% | to | 24.57% |
| 2006 | 338 | $12.66 | to | $16.94 | $5,290 | 0.25% | 0.40% | to | 1.50% | 17.53% | to | 18.71% |
| 2005 | 330 | $10.74 | to | $14.47 | $4,395 | 0.98% | 0.50% | to | 1.50% | -0.22% | to | 0.71% |
| 2004 | 427 | $10.74 | to | $14.14 | $5,760 | 0.92% | 0.55% | to | 1.50% | 8.37% | to | 9.44% |
| **ING American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 5 | | $8.28 | | $39 | 2.63% | | 0.35% | | | -26.92% | |
| 2007 | 3 | | $11.33 | | $37 | - | | 0.35% | | | -3.49% | |
| 2006 | 2 | | $11.74 | | $22 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 1,988 | $7.00 | to | $11.90 | $22,075 | 0.80% | 0.00% | to | 1.50% | -27.69% | to | -26.54% |
| 2007 | 1,876 | $12.60 | to | $16.20 | $28,635 | 0.41% | 0.00% | to | 1.50% | -4.31% | to | -2.91% |
| 2006 | 2,128 | $13.07 | to | $16.49 | $33,826 | 0.02% | 0.00% | to | 1.50% | 13.67% | to | 15.48% |
| 2005 | 2,244 | $12.37 | to | $14.45 | $31,597 | 0.19% | 0.00% | to | 1.50% | 6.27% | to | 7.85% |
| 2004 | 1,961 | $11.64 | to | $13.29 | $25,577 | 0.04% | 0.00% | to | 1.50% | 19.50% | to | 20.75% |
| **ING Baron Asset Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 333 | $5.75 | to | $6.53 | $2,126 | - | 0.00% | to | 1.55% | -42.00% | to | -41.06% |
| 2007 | 294 | $10.76 | to | $11.08 | $3,217 | - | 0.00% | to | 1.75% | 7.35% | to | 8.38% |
| 2006 | 30 | $10.07 | to | $10.14 | $306 | (c) | 0.50% | to | 1.50% | (c) | | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 30 | | $7.25 | | $216 | - | | 0.35% | | | -41.58% | |
| 2007 | 21 | | $12.41 | | $257 | - | | 0.35% | | | 5.44% | |
| 2006 | 5 | | $11.77 | | $63 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 6,207 | $5.66 | to | $12.23 | $66,236 | - | 0.00% | to | 1.55% | -42.18% | to | -41.24% |
| 2007 | 5,880 | $9.67 | to | $21.03 | $108,700 | - | 0.00% | to | 1.55% | 4.48% | to | 6.07% |
| 2006 | 5,135 | $12.61 | to | $20.02 | $91,451 | - | 0.00% | to | 1.55% | 13.49% | to | 15.25% |
| 2005 | 5,042 | $12.81 | to | $17.55 | $79,169 | - | 0.00% | to | 1.50% | 5.78% | to | 7.37% |
| 2004 | 3,951 | $12.10 | to | $16.51 | $58,317 | - | 0.00% | to | 1.50% | 26.05% | to | 27.38% |
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 142 | $6.62 | to | $6.89 | $953 | 0.11% | 0.00% | to | 1.50% | -35.06% | to | -34.36% |
| 2007 | 77 | $10.19 | to | $10.42 | $796 | - | 0.25% | to | 1.50% | 1.39% | to | 2.47% |
| 2006 | 4 | $10.05 | to | $10.11 | $39 | (c) | 0.55% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Davis New York Venture Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 735 | $5.94 | to | $13.79 | $8,589 | 0.78% | 0.00% | to | 1.50% | -40.12% | to | -39.39% |
| 2007 | 575 | $12.23 | to | $22.34 | $11,313 | 0.25% | 0.25% | to | 1.50% | 2.63% | to | 3.63% |
| 2006 | 485 | $11.91 | to | $21.23 | $9,468 | 0.01% | 0.40% | to | 1.50% | 12.12% | to | 13.29% |
| 2005 | 418 | $10.64 | to | $19.00 | $7,330 | - | 0.50% | to | 1.50% | 2.39% | to | 3.31% |
| 2004 | 602 | $11.12 | to | $18.10 | $10,359 | - | 0.55% | to | 1.50% | 6.81% | to | 7.87% |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 911 | $7.36 | to | $7.45 | $6,707 | 0.37% | 0.00% | to | 0.50% | -40.11% | to | -39.77% |
| 2007 | 329 | $12.29 | to | $12.37 | $4,044 | 0.05% | 0.00% | to | 0.50% | | 14.43% | |
| 2006 | 10 | | $10.74 | | $110 | (c) | | 0.50% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING Index Solution 2015 Portfolio - Adviser Class | | | | | | |
| 2008 | 5 | $7.91 to $7.95 | $37 | (e) | 0.70% to 1.35% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Index Solution 2025 Portfolio - Adviser Class | | | | | | |
| 2008 | 11 | $7.19 | $81 | (e) | 1.35% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Index Solution 2035 Portfolio - Adviser Class | | | | | | |
| 2008 | 7 | $6.81 | $51 | (e) | 1.35% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Index Solution 2045 Portfolio - Adviser Class | | | | | | |
| 2008 | 1 | $6.43 | $6 | (e) | 1.35% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Index Solution Income Portfolio - Adviser Class | | | | | | |
| 2008 | - | $8.90 | $1 | (e) | 0.70% | (e) |
| 2007 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 30 | | $8.08 | | $245 | 1.58% | | 0.35% | | | -33.44% | |
| 2007 | 32 | | $12.14 | | $386 | 0.42% | | 0.35% | | | 1.76% | |
| 2006 | 8 | | $11.93 | | $91 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 1,843 | $6.51 | to | $12.56 | $21,120 | 2.10% | 0.00% | to | 1.55% | -34.08% | to | -33.01% |
| 2007 | 2,021 | $9.76 | to | $18.54 | $34,984 | 0.57% | 0.00% | to | 1.55% | 0.77% | to | 2.37% |
| 2006 | 1,892 | $12.72 | to | $18.11 | $32,578 | 0.01% | 0.00% | to | 1.55% | 14.78% | to | 16.46% |
| 2005 | 1,597 | $12.54 | to | $15.64 | $24,333 | 0.34% | 0.00% | to | 1.50% | 6.89% | to | 8.51% |
| 2004 | 1,022 | $11.71 | to | $14.33 | $14,426 | 0.22% | 0.00% | to | 1.50% | 18.76% | to | 20.12% |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 9 | | $6.57 | | $60 | - | | 0.35% | | | -39.72% | |
| 2007 | 9 | | $10.90 | | $96 | - | | 0.35% | | | -2.50% | |
| 2006 | 2 | | $11.18 | | $17 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 10,314 | $5.85 | to | $10.74 | $84,378 | - | 0.00% | to | 1.50% | -40.13% | to | -9.45% |
| 2007 | 11,836 | $9.78 | to | $17.67 | $161,023 | - | 0.00% | to | 1.50% | -35.62% | to | -1.59% |
| 2006 | 14,531 | $10.02 | to | $17.96 | $203,807 | - | 0.00% | to | 1.50% | 8.64% | to | 10.32% |
| 2005 | 16,715 | $9.15 | to | $16.28 | $213,925 | - | 0.00% | to | 1.50% | 9.77% | to | 11.43% |
| 2004 | 19,676 | $8.28 | to | $14.64 | $228,353 | - | 0.00% | to | 1.50% | 7.99% | to | 26.50% |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 16 | $7.11 | to | $7.56 | $120 | - | 0.00% | to | 1.25% | -40.10% | to | -39.33% |
| 2007 | 7 | $11.87 | to | $12.46 | $87 | - | 0.00% | to | 1.25% | -3.10% | to | -2.39% |
| 2006 | 7 | $12.25 | to | $12.63 | $82 | - | 0.20% | to | 1.25% | 8.70% | to | 9.15% |
| 2005 | 3 | $11.27 | to | $11.37 | $36 | (f) | 0.80% | to | 1.25% | | (f) | |
| 2004 | 2 | | $10.32 | | $16 | (a) | | 0.70% | | | (a) | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Neuberger Berman Partners Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 360 | $4.85 | to | $5.59 | $1,966 | - | 0.00% | to | 1.50% | -52.01% | to | -51.49% |
| 2007 | 201 | $11.19 | to | $11.44 | $2,266 | 0.24% | 0.30% | to | 1.50% | 7.16% | to | 8.07% |
| 2006 | 22 | $10.47 | to | $10.53 | $232 | (c) | 0.50% | to | 1.30% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Oppenheimer Global Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 31 | | $7.66 | | $238 | 2.32% | | 0.35% | | | -40.85% | |
| 2007 | 28 | | $12.95 | | $365 | 0.43% | | 0.35% | | | 5.63% | |
| 2006 | 8 | | $12.26 | | $96 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 49,538 | $5.74 | to | $9.22 | $423,940 | 2.29% | 0.00% | to | 1.95% | -43.34% | to | -38.16% |
| 2007 | 57,612 | $14.09 | to | $15.45 | $840,722 | 1.09% | 0.00% | to | 1.80% | 1.35% | to | 11.82% |
| 2006 | 67,277 | $13.46 | to | $14.50 | $921,330 | 0.07% | 0.00% | to | 1.80% | 10.53% | to | 17.98% |
| 2005 | 74,501 | $11.62 | to | $12.29 | $881,737 | (b) | 0.00% | to | 1.80% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 27 | $9.87 | to | $10.03 | $267 | 1.98% | 1.00% | to | 1.25% | -41.18% | to | -41.07% |
| 2007 | 26 | $16.78 | to | $17.02 | $439 | 1.20% | 1.00% | to | 1.25% | 5.01% | to | 5.26% |
| 2006 | 11 | $15.98 | to | $16.17 | $180 | 0.09% | 1.00% | to | 1.25% | 16.13% | to | 16.13% |
| 2005 | 1 | | $13.76 | | $20 | - | | 1.25% | | | 11.87% | |
| 2004 | 182 | $12.22 | to | $12.52 | $2,264 | - | 0.60% | to | 1.50% | 13.36% | to | 14.26% |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 26 | | $9.84 | | $258 | 6.75% | | 0.35% | | | -16.26% | |
| 2007 | 23 | | $11.75 | | $275 | 4.98% | | 0.35% | | | 8.00% | |
| 2006 | 12 | | $10.88 | | $127 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Oppenheimer Strategic Income Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 11,204 | $8.50 | to | $10.20 | $109,367 | 5.72% | 0.00% | to | 1.95% | -17.26% | to | -14.92% |
| 2007 | 10,776 | $11.42 | to | $12.08 | $125,688 | 4.51% | 0.00% | to | 1.95% | 5.82% | to | 10.12% |
| 2006 | 10,430 | $10.67 | to | $11.11 | $112,893 | 0.39% | 0.00% | to | 1.95% | 6.22% | to | 8.39% |
| 2005 | 11,390 | $9.99 | to | $10.25 | $116,350 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Oppenheimer Strategic Income Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 25 | $8.59 | to | $9.50 | $216 | 0.40% | 0.40% | to | 1.50% | | -17.03% | |
| 2007 | 330 | $11.45 | to | $11.58 | $3,826 | (d) | 0.95% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| ING PIMCO Total Return Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 77 | | $11.34 | | $870 | 5.48% | | 0.35% | | | -0.79% | |
| 2007 | 48 | | $11.43 | | $554 | 4.13% | | 0.35% | | | 8.75% | |
| 2006 | 26 | | $10.51 | | $269 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING PIMCO Total Return Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 8,434 | $10.17 | to | $13.60 | $104,849 | 5.43% | 0.00% | to | 1.95% | -1.87% | to | -0.25% |
| 2007 | 6,608 | $10.22 | to | $13.44 | $83,010 | 3.25% | 0.00% | to | 1.75% | 7.71% | to | 9.17% |
| 2006 | 5,395 | $10.50 | to | $12.26 | $62,923 | 1.70% | 0.20% | to | 1.55% | 2.47% | to | 3.64% |
| 2005 | 4,813 | $10.27 | to | $11.91 | $54,953 | 1.68% | 0.35% | to | 1.50% | 0.53% | to | 1.72% |
| 2004 | 3,872 | $10.21 | to | $11.64 | $43,692 | - | 0.40% | to | 1.50% | 2.73% | to | 3.93% |
| ING Pioneer High Yield Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 508 | $6.96 | to | $7.99 | $3,967 | 8.59% | 0.00% | to | 1.50% | -30.43% | to | -29.42% |
| 2007 | 465 | $11.04 | to | $11.32 | $5,184 | 6.31% | 0.00% | to | 1.50% | 4.55% | to | 6.19% |
| 2006 | 94 | $10.56 | to | $10.66 | $1,000 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 11 | $7.65 | to | $7.79 | $81 | 7.95% | 0.70% | to | 1.40% | -30.49% | to | -30.32% |
| 2007 | 9 | $11.02 | to | $11.11 | $95 | 5.94% | 0.85% | to | 1.35% | | 4.82% | |
| 2006 | 1 | $10.56 | to | $10.60 | $6 | (c) | 0.70% | to | 1.20% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING Solution 2015 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 1,203 | $8.52 | to | $9.03 | $10,621 | 1.79% | 0.00% | to | 1.55% | -28.20% | to | -27.06% |
| 2007 | 800 | $11.72 | to | $12.38 | $9,750 | 0.70% | 0.00% | to | 1.55% | 2.68% | to | 4.06% |
| 2006 | 243 | $11.27 | to | $11.83 | $2,850 | 0.17% | 0.20% | to | 1.55% | 9.47% | to | 10.26% |
| 2005 | 41 | $10.66 | to | $10.72 | $440 | (b) | 0.25% | to | 1.05% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 3,218 | $7.17 | to | $9.13 | $28,425 | 1.76% | 0.00% | to | 1.50% | -27.98% | to | -26.84% |
| 2007 | 2,485 | $11.99 | to | $12.48 | $30,299 | 0.55% | 0.00% | to | 1.50% | 3.01% | to | 4.61% |
| 2006 | 1,294 | $11.64 | to | $11.93 | $15,208 | 0.16% | 0.00% | to | 1.50% | 9.18% | to | 10.25% |
| 2005 | 185 | $10.66 | to | $10.76 | $1,980 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 1,449 | $7.86 | to | $8.49 | $12,028 | 1.43% | 0.00% | to | 1.55% | -34.96% | to | -33.93% |
| 2007 | 957 | $11.94 | to | $12.85 | $12,103 | 0.50% | 0.00% | to | 1.55% | 2.66% | to | 3.99% |
| 2006 | 360 | $12.01 | to | $12.29 | $4,390 | 0.22% | 0.20% | to | 1.55% | 11.19% | to | 12.15% |
| 2005 | 24 | $10.89 | to | $10.95 | $266 | (b) | 0.25% | to | 1.05% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 4,569 | $6.43 | to | $8.57 | $37,936 | 1.41% | 0.00% | to | 1.50% | -34.86% | to | -33.95% |
| 2007 | 3,127 | $9.87 | to | $12.96 | $39,563 | 0.41% | 0.00% | to | 1.50% | 3.06% | to | 4.31% |
| 2006 | 1,488 | $12.08 | to | $12.38 | $18,183 | 0.24% | 0.00% | to | 1.50% | 10.93% | to | 12.04% |
| 2005 | 176 | $10.89 | to | $10.99 | $1,918 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 1,196 | $7.66 | to | $8.36 | $9,767 | 1.45% | 0.00% | to | 1.55% | -38.14% | to | -37.24% |
| 2007 | 750 | $12.24 | to | $13.32 | $9,830 | 0.44% | 0.00% | to | 1.55% | 3.40% | to | 4.75% |
| 2006 | 307 | $11.69 | to | $12.64 | $3,854 | 0.11% | 0.20% | to | 1.55% | 12.75% | to | 13.68% |
| 2005 | 40 | $11.05 | to | $11.11 | $440 | (b) | 0.25% | to | 1.05% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 3,386 | $6.11 | to | $8.45 | $27,711 | 1.40% | 0.00% | to | 1.50% | -37.97% | to | -36.99% |
| 2007 | 2,101 | $12.88 | to | $13.41 | $27,544 | 0.44% | 0.00% | to | 1.50% | 3.70% | to | 4.98% |
| 2006 | 956 | $12.42 | to | $12.74 | $12,006 | 0.11% | 0.00% | to | 1.50% | 12.40% | to | 13.58% |
| 2005 | 106 | $11.05 | to | $11.15 | $1,176 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 797 | $7.43 | to | $8.26 | $6,465 | 1.10% | 0.00% | to | 1.55% | -40.86% | to | -39.93% |
| 2007 | 579 | $12.42 | to | $13.75 | $7,858 | 0.24% | 0.00% | to | 1.55% | 3.86% | to | 5.24% |
| 2006 | 174 | $12.70 | to | $12.99 | $2,250 | 0.03% | 0.20% | to | 1.55% | 13.66% | to | 14.56% |
| 2005 | 23 | $11.27 | to | $11.33 | $256 | (b) | 0.25% | to | 1.05% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 2,197 | $5.82 | to | $8.32 | $17,688 | 1.13% | 0.00% | to | 1.50% | -40.72% | to | -39.88% |
| 2007 | 1,293 | $9.89 | to | $13.84 | $17,462 | 0.25% | 0.00% | to | 1.50% | 4.15% | to | 5.38% |
| 2006 | 589 | $12.76 | to | $13.08 | $7,586 | 0.03% | 0.00% | to | 1.50% | 13.32% | to | 14.47% |
| 2005 | 52 | $11.26 | to | $11.36 | $586 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution Growth and Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 82 | $7.63 | to | $7.69 | $625 | (e) | 0.25% | to | 1.40% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution Growth Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 25 | $6.91 | to | $6.96 | $174 | (e) | 0.25% | to | 1.25% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Solution Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 854 | $9.19 | to | $9.68 | $8,109 | 1.98% | 0.00% | to | 1.40% | -18.09% | to | -16.91% |
| 2007 | 646 | $11.22 | to | $11.65 | $7,427 | 0.90% | 0.00% | to | 1.40% | 3.41% | to | 4.70% |
| 2006 | 150 | $10.85 | to | $11.07 | $1,657 | 0.10% | 0.20% | to | 1.40% | 6.12% | to | 6.50% |
| 2005 | 4 | $10.29 | to | $10.31 | $40 | (b) | 0.70% | to | 1.00% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution Income Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 733 | $8.35 | to | $9.78 | $6,949 | 2.09% | 0.00% | to | 1.50% | -17.91% | to | -16.70% |
| 2007 | 644 | $11.28 | to | $11.74 | $7,385 | 0.65% | 0.00% | to | 1.50% | 3.68% | to | 4.87% |
| 2006 | 250 | $10.88 | to | $11.13 | $2,746 | 0.16% | 0.15% | to | 1.50% | 5.73% | to | 6.76% |
| 2005 | 33 | $10.29 | to | $10.36 | $341 | (b) | 0.50% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 30 | | $7.17 | | $212 | - | | 0.35% | | | -43.54% | |
| 2007 | 29 | | $12.70 | | $365 | - | | 0.35% | | | 12.29% | |
| 2006 | 3 | | $11.31 | | $39 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 26,223 | $5.53 | to | $8.17 | $200,073 | 0.48% | 0.00% | to | 1.50% | -45.52% | to | -41.84% |
| 2007 | 28,669 | $11.84 | to | $14.41 | $389,300 | 0.19% | 0.00% | to | 1.50% | 6.13% | to | 16.20% |
| 2006 | 33,002 | $10.59 | to | $12.72 | $397,287 | - | 0.00% | to | 1.50% | 3.11% | to | 9.05% |
| 2005 | 38,267 | $11.07 | to | $11.60 | $429,422 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 37 | $5.56 | to | $7.91 | $272 | - | 0.00% | to | 1.25% | -44.01% | to | -43.26% |
| 2007 | 39 | $9.93 | to | $13.94 | $514 | - | 0.00% | to | 1.25% | 11.57% | to | 12.61% |
| 2006 | 35 | $8.90 | to | $12.27 | $425 | - | 0.20% | to | 1.25% | 7.62% | to | 8.39% |
| 2005 | 22 | $8.27 | to | $11.20 | $230 | - | 0.55% | to | 1.25% | 7.59% | to | 7.88% |
| 2004 | 1,207 | $7.62 | to | $11.27 | $9,594 | - | 0.45% | to | 1.50% | 6.87% | to | 8.09% |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 103 | | $7.20 | | $743 | 0.32% | | 0.35% | | | -42.72% | |
| 2007 | 92 | | $12.57 | | $1,155 | - | | 0.35% | | | 9.02% | |
| 2006 | 12 | | $11.53 | | $143 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 10,195 | $5.63 | to | $17.48 | $141,775 | 1.37% | 0.00% | to | 1.50% | -43.12% | to | -30.59% |
| 2007 | 11,199 | $10.39 | to | $30.54 | $275,025 | 0.48% | 0.00% | to | 1.50% | -10.73% | to | 9.89% |
| 2006 | 12,312 | $9.60 | to | $28.07 | $281,531 | 0.24% | 0.00% | to | 1.50% | 11.63% | to | 13.33% |
| 2005 | 13,745 | $11.71 | to | $25.03 | $282,041 | 0.48% | 0.00% | to | 1.50% | 4.59% | to | 6.15% |
| 2004 | 14,985 | $11.28 | to | $23.81 | $291,385 | 0.16% | 0.00% | to | 1.50% | 8.36% | to | 10.00% |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 126 | $7.55 | to | $8.84 | $1,018 | 1.15% | 0.00% | to | 1.55% | -43.28% | to | -42.36% |
| 2007 | 88 | $13.31 | to | $15.48 | $1,234 | 0.19% | 0.00% | to | 1.55% | 7.95% | to | 9.11% |
| 2006 | 67 | $12.33 | to | $14.27 | $867 | - | 0.20% | to | 1.55% | 11.59% | to | 12.56% |
| 2005 | 39 | $11.13 | to | $12.75 | $446 | 0.60% | 0.45% | to | 1.30% | 4.60% | to | 5.23% |
| 2004 | 20 | $10.64 | to | $12.16 | $219 | (a) | 0.40% | to | 1.30% | | (a) | |
| ING Templeton Foreign Equity Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 23 | | $6.31 | | $143 | (e) | | 0.35% | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

403

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Templeton Foreign Equity Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 12,039 | $6.23 | to | $6.34 | $75,608 | (e) | 0.00% | to | 1.50% | (e) | | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | (e) | | |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | | | | | | | | | | |
| 2008 | 5 | $7.43 | to | $7.71 | $40 | 0.04% | 0.00% | to | 1.40% | -41.32% | | |
| 2007 | 425 | $12.66 | to | $12.99 | $5,433 | 1.43% | 0.00% | to | 1.50% | 13.44% | to | 14.69% |
| 2006 | 27 | $11.16 | to | $11.23 | $302 | (c) | 0.50% | to | 1.50% | (c) | | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING Thornburg Value Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 39 | | $7.53 | | $295 | 0.25% | | 0.35% | | -40.24% | | |
| 2007 | 41 | | $12.60 | | $521 | - | | 0.35% | | 6.33% | | |
| 2006 | 5 | | $11.85 | | $54 | (c) | | 0.35% | | (c) | | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | (c) | | |
| **ING Thornburg Value Portfolio - Initial Class** | | | | | | | | | | | | |
| 2008 | 4,224 | $4.48 | to | $21.60 | $61,486 | 0.54% | 0.00% | to | 1.50% | -40.74% | to | -39.78% |
| 2007 | 4,540 | $7.56 | to | $36.21 | $113,433 | 0.45% | 0.00% | to | 1.50% | 5.60% | to | 7.23% |
| 2006 | 5,003 | $7.15 | to | $34.10 | $117,356 | 0.47% | 0.00% | to | 1.50% | 15.11% | to | 16.85% |
| 2005 | 5,863 | $9.90 | to | $29.48 | $118,725 | 0.78% | 0.00% | to | 1.50% | 0.00% | to | 1.56% |
| 2004 | 7,187 | $9.80 | to | $29.32 | $143,585 | 0.44% | 0.00% | to | 1.50% | 11.16% | to | 12.65% |
| **ING UBS U.S. Large Cap Equity Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2008 | 6 | | $6.75 | | $43 | 3.57% | | 0.35% | | -40.27% | | |
| 2007 | 1 | | $11.30 | | $13 | (d) | | 0.35% | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | (d) | | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | | | | | | | | | | | | |
| 2008 | 6,593 | $5.74 | to | $12.52 | $64,277 | 2.42% | 0.00% | to | 1.95% | -40.95% | to | -5.47% |
| 2007 | 7,798 | $11.71 | to | $20.79 | $126,472 | 0.72% | 0.00% | to | 1.95% | -37.09% | to | 1.17% |
| 2006 | 8,239 | $11.75 | to | $20.55 | $135,280 | 0.80% | 0.00% | to | 1.95% | 12.23% | to | 14.55% |
| 2005 | 9,161 | $10.42 | to | $17.94 | $134,490 | 0.87% | 0.00% | to | 1.50% | 7.49% | to | 9.39% |
| 2004 | 10,068 | $9.67 | to | $16.40 | $135,468 | 0.78% | 0.00% | to | 1.50% | 13.00% | to | 15.41% |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 1 | | $6.56 | | $6 | - | | 1.00% | | | -40.58% | |
| 2007 | 1 | | $11.04 | | $6 | - | | 1.00% | | | -0.09% | |
| 2006 | - | | $11.05 | | $3 | (c) | | 1.00% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Van Kampen Comstock Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 28 | | $7.35 | | $206 | 3.06% | | 0.35% | | | -36.80% | |
| 2007 | 33 | | $11.63 | | $382 | 1.50% | | 0.35% | | | -2.92% | |
| 2006 | 13 | | $11.98 | | $151 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| ING Van Kampen Comstock Portfolio - Service Class | | | | | | | | | | | | |
| 2008 | 4,775 | $6.03 | to | $10.31 | $42,974 | 3.72% | 0.00% | to | 1.95% | -37.70% | to | -36.68% |
| 2007 | 5,857 | $12.01 | to | $16.39 | $83,912 | 1.24% | 0.25% | to | 1.95% | -3.74% | to | -2.54% |
| 2006 | 6,763 | $12.38 | to | $16.94 | $100,241 | 0.74% | 0.30% | to | 1.95% | 13.56% | to | 15.52% |
| 2005 | 7,429 | $11.46 | to | $14.77 | $98,136 | 0.60% | 0.00% | to | 1.50% | 1.97% | to | 3.10% |
| 2004 | 5,605 | $11.21 | to | $14.42 | $71,730 | - | 0.40% | to | 1.95% | 15.01% | to | 16.27% |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | | | | | | | | | | | | |
| 2008 | 35 | | $8.88 | | $308 | 7.05% | | 0.35% | | | -24.04% | |
| 2007 | 17 | | $11.69 | | $203 | 2.68% | | 0.35% | | | 2.72% | |
| 2006 | 2 | | $11.38 | | $21 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Van Kampen Equity and Income Portfolio -<br>Initial Class | | | | | | | | | | | | |
| 2008 | 23,075 | $7.48 | to | $10.03 | $216,996 | 5.17% | 0.00% | to | 1.95% | -30.76% | to | -21.09% |
| 2007 | 26,353 | $11.95 | to | $13.08 | $325,269 | 2.45% | 0.00% | to | 1.95% | -1.13% | to | 8.09% |
| 2006 | 31,545 | $11.77 | to | $12.63 | $378,557 | 1.93% | 0.00% | to | 1.95% | 6.18% | to | 12.67% |
| 2005 | 31,676 | $10.66 | to | $11.21 | $344,729 | (b) | 0.00% | to | 1.50% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING Van Kampen Equity and Income Portfolio -<br>Service Class | | | | | | | | | | | | |
| 2008 | 5 | $29.41 | to | $30.80 | $157 | 5.22% | 0.60% | to | 1.25% | -24.51% | to | -24.03% |
| 2007 | 5 | $12.58 | to | $40.54 | $188 | 2.88% | 0.60% | to | 1.25% | 2.02% | to | 2.66% |
| 2006 | 3 | $12.33 | to | $39.49 | $90 | 2.00% | 0.60% | to | 1.25% | 10.98% | to | 11.31% |
| 2005 | - | $11.11 | to | $34.76 | $13 | - | 1.00% | to | 1.25% | 6.42% | to | 6.69% |
| 2004 | 105 | $10.44 | to | $33.04 | $2,372 | 0.37% | 0.55% | to | 1.50% | 8.97% | to | 9.99% |
| ING VP Strategic Allocation Conservative Portfolio -<br>Class I | | | | | | | | | | | | |
| 2008 | 1,959 | $7.64 | to | $16.17 | $25,840 | 4.38% | 0.00% | to | 1.95% | -25.08% | to | -23.58% |
| 2007 | 2,130 | $11.88 | to | $21.16 | $37,661 | 3.11% | 0.00% | to | 1.95% | 4.12% | to | 5.81% |
| 2006 | 2,335 | $11.41 | to | $20.00 | $39,520 | 2.61% | 0.00% | to | 1.95% | 6.22% | to | 8.40% |
| 2005 | 4,513 | $10.97 | to | $18.82 | $73,683 | 1.50% | 0.00% | to | 1.70% | 3.09% | to | 4.67% |
| 2004 | 4,481 | $10.67 | to | $18.08 | $70,666 | 1.25% | 0.00% | to | 1.55% | 8.56% | to | 9.97% |
| ING VP Strategic Allocation Growth Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 4,099 | $6.30 | to | $15.01 | $48,875 | 2.56% | 0.00% | to | 1.95% | -37.31% | to | -26.13% |
| 2007 | 4,414 | $11.45 | to | $23.47 | $84,589 | 1.70% | 0.00% | to | 1.95% | -11.33% | to | 5.05% |
| 2006 | 4,732 | $11.07 | to | $22.35 | $88,592 | 1.35% | 0.00% | to | 1.95% | 11.01% | to | 13.22% |
| 2005 | 4,786 | $11.29 | to | $19.77 | $81,185 | 1.18% | 0.00% | to | 1.70% | 2.45% | to | 6.19% |
| 2004 | 5,143 | $10.83 | to | $18.78 | $81,653 | 1.05% | 0.00% | to | 1.55% | 10.31% | to | 14.79% |
| ING VP Strategic Allocation Moderate Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 3,902 | $6.91 | to | $15.34 | $46,525 | 3.19% | 0.00% | to | 1.60% | -31.57% | to | -30.47% |
| 2007 | 4,075 | $11.78 | to | $22.07 | $73,150 | 2.16% | 0.00% | to | 1.60% | 3.82% | to | 5.49% |
| 2006 | 4,726 | $11.34 | to | $20.93 | $82,807 | 1.80% | 0.00% | to | 1.60% | 9.37% | to | 11.21% |
| 2005 | 2,405 | $10.68 | to | $18.45 | $39,166 | 2.10% | 0.00% | to | 1.70% | 2.19% | to | 3.83% |
| 2004 | 2,282 | $10.48 | to | $17.77 | $36,460 | 1.81% | 0.00% | to | 1.55% | 6.38% | to | 7.76% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class A** | | | | | | | | | | | | |
| 2008 | 56 | | $6.67 | | $371 | 1.89% | | 0.35% | | | -38.18% | | |
| 2007 | 15 | | $10.79 | | $158 | (d) | | 0.35% | | | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | | |
| **ING VP Growth and Income Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 59,428 | $6.10 | to | $213.96 | $926,638 | 1.44% | 0.00% | to | 1.95% | -38.89% | to | -6.86% |
| 2007 | 70,409 | $10.98 | to | $346.30 | $1,758,568 | 1.34% | 0.00% | to | 1.95% | -29.85% | to | 7.42% |
| 2006 | 80,060 | $10.30 | to | $325.50 | $1,940,188 | 1.15% | 0.00% | to | 1.95% | 12.51% | to | 14.17% |
| 2005 | 91,075 | $9.09 | to | $287.09 | $1,975,255 | 1.00% | 0.00% | to | 1.50% | 6.51% | to | 8.13% |
| 2004 | 108,588 | $8.47 | to | $267.99 | $2,182,323 | 2.32% | 0.00% | to | 1.50% | 6.78% | to | 21.16% |
| **ING VP Growth and Income Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 46 | $6.66 | to | $6.70 | $305 | 2.96% | 0.30% | to | 0.75% | -38.22% | to | -37.96% |
| 2007 | 9 | $10.78 | to | $10.80 | $101 | (d) | 0.30% | to | 0.75% | (d) | | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | | |
| **ING GET U.S. Core Portfolio - Series 3** | | | | | | | | | | | | |
| 2008 | 1,716 | $10.09 | to | $10.46 | $17,658 | 2.17% | 1.00% | to | 1.75% | -5.17% | to | -4.14% |
| 2007 | 2,154 | $10.63 | to | $10.94 | $23,204 | 2.54% | 1.00% | to | 1.75% | 2.61% | to | 3.99% |
| 2006 | 2,678 | $10.30 | to | $10.52 | $27,885 | 2.54% | 1.00% | to | 1.75% | 4.46% | to | 5.31% |
| 2005 | 3,740 | $9.86 | to | $9.99 | $37,121 | 2.01% | 1.00% | to | 1.75% | -1.00% | to | -0.20% |
| 2004 | 5,300 | $9.95 | to | $10.02 | $52,924 | - | 1.00% | to | 1.75% | -0.40% | to | 0.20% |
| **ING GET U.S. Core Portfolio - Series 5** | | | | | | | | | | | | |
| 2008 | 46 | $10.55 | to | $10.56 | $481 | 1.40% | | 1.75% | | | -8.97% | | |
| 2007 | 57 | $11.59 | to | $11.60 | $660 | 1.78% | | 1.75% | | | 0.35% | to | 0.43% |
| 2006 | 59 | | $11.55 | | $685 | 1.94% | | 1.75% | | | 9.27% | | |
| 2005 | 61 | | $10.57 | | $645 | 0.89% | | 1.75% | | | 0.96% | | |
| 2004 | 66 | | $10.47 | | $696 | (a) | | 1.75% | | | (a) | | |

407

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 6 | | | | | | | | | | | | |
| 2008 | 216 | $10.33 | to | $10.34 | $2,235 | 1.82% | | 1.75% | | -7.85% | to | -7.76% |
| 2007 | 260 | $11.20 | to | $11.21 | $2,918 | 2.25% | | 1.75% | | 1.45% | to | 1.54% |
| 2006 | 356 | $11.04 | to | $11.05 | $3,931 | 2.33% | | 1.75% | | 8.55% | to | 8.65% |
| 2005 | 454 | | $10.17 | | $4,616 | 0.39% | | 1.75% | | | 0.89% | |
| 2004 | 556 | | $10.08 | | $5,605 | (a) | | 1.75% | | | (a) | |
| ING GET U.S. Core Portfolio - Series 7 | | | | | | | | | | | | |
| 2008 | 195 | $10.33 | to | $10.63 | $2,036 | 1.98% | 1.00% | to | 1.75% | -6.68% | to | -5.93% |
| 2007 | 226 | $11.06 | to | $11.30 | $2,516 | 2.37% | 1.00% | to | 1.75% | 1.47% | to | 2.26% |
| 2006 | 325 | $10.90 | to | $11.05 | $3,556 | 2.41% | 1.00% | to | 1.75% | 8.35% | to | 9.19% |
| 2005 | 391 | $10.06 | to | $10.12 | $3,939 | 0.05% | 1.00% | to | 1.75% | 0.60% | to | 1.10% |
| 2004 | 402 | | $10.00 | | $4,017 | (a) | 1.00% | to | 1.25% | | (a) | |
| ING GET U.S. Core Portfolio - Series 8 | | | | | | | | | | | | |
| 2008 | 75 | $10.28 | to | $10.29 | $774 | 1.95% | | 1.75% | | -8.13% | to | -8.04% |
| 2007 | 87 | $11.18 | to | $11.19 | $969 | 1.94% | | 1.75% | | | 1.82% | |
| 2006 | 137 | $10.98 | to | $10.99 | $1,507 | 1.77% | | 1.75% | | 8.71% | to | 8.81% |
| 2005 | 154 | | $10.10 | | $1,556 | (b) | | 1.75% | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING GET U.S. Core Portfolio - Series 9 | | | | | | | | | | | | |
| 2008 | 14 | | $10.27 | | $142 | 1.96% | | 1.75% | | | -6.81% | |
| 2007 | 15 | | $11.02 | | $164 | 2.41% | | 1.75% | | 2.04% | to | 2.13% |
| 2006 | 16 | $10.79 | to | $10.80 | $168 | 1.48% | | 1.75% | | | 8.22% | |
| 2005 | 22 | $9.97 | to | $9.98 | $220 | (b) | | 1.75% | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| ING GET U.S. Core Portfolio - Series 10 | | | | | | | | | | | | |
| 2008 | 7 | | $10.35 | | $70 | 2.74% | | 1.75% | | | -5.48% | |
| 2007 | 7 | | $10.95 | | $76 | 1.32% | | 1.75% | | | 1.77% | |
| 2006 | 7 | | $10.76 | | $76 | 0.84% | | 1.75% | | | 7.82% | |
| 2005 | 11 | | $9.98 | | $107 | (b) | | 1.75% | | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 11** | | | | | | | | | | | | |
| 2008 | 3 | | $10.52 | | $32 | 2.53% | | 1.75% | | | -1.22% | |
| 2007 | 4 | | $10.65 | | $47 | 4.26% | | 1.75% | | | 0.28% | |
| 2006 | 4 | | $10.62 | | $47 | 0.08% | | 1.75% | | 5.99% | to | 6.09% |
| 2005 | 8 | $10.01 | to | $10.02 | $80 | (b) | 1.15% | to | 1.25% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **ING BlackRock Global Science and Technology Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 7,555 | $2.88 | to | $9.65 | $23,396 | - | 0.00% | to | 1.60% | -40.75% | to | -39.74% |
| 2007 | 8,355 | $4.86 | to | $16.07 | $42,834 | - | 0.00% | to | 1.90% | 17.02% | to | 19.06% |
| 2006 | 8,763 | $4.14 | to | $13.50 | $37,594 | - | 0.00% | to | 1.60% | 5.60% | to | 7.21% |
| 2005 | 10,034 | $3.92 | to | $11.04 | $40,552 | - | 0.00% | to | 1.50% | 10.06% | to | 11.83% |
| 2004 | 11,027 | $3.56 | to | $10.00 | $40,737 | - | 0.00% | to | 1.50% | -2.73% | to | 132.01% |
| **ING International Index Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 37 | $5.92 | to | $5.95 | $220 | (e) | 0.30% | to | 1.25% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 153 | $10.17 | to | $10.27 | $1,559 | (e) | 0.00% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Opportunistic Large Cap Growth Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 3,372 | $3.76 | to | $11.05 | $30,414 | 0.81% | 0.00% | to | 1.50% | -44.90% | to | -44.08% |
| 2007 | 3,772 | $6.82 | to | $19.80 | $62,321 | 0.17% | 0.00% | to | 1.50% | 15.99% | to | 17.83% |
| 2006 | 4,698 | $5.88 | to | $16.86 | $67,837 | 0.06% | 0.00% | to | 1.50% | 1.12% | to | 2.69% |
| 2005 | 5,519 | $5.81 | to | $16.49 | $78,900 | 0.68% | 0.00% | to | 1.50% | 7.77% | to | 9.38% |
| 2004 | 6,937 | $5.37 | to | $15.14 | $89,883 | 0.12% | 0.00% | to | 1.50% | 5.63% | to | 6.92% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Opportunistic Large Cap Value Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 3,555 | $6.24 | to | $15.47 | $44,326 | 2.10% | 0.00% | to | 1.85% | -36.59% | to | -35.65% |
| 2007 | 4,155 | $12.12 | to | $24.08 | $82,179 | 1.70% | 0.00% | to | 1.60% | 1.40% | to | 3.00% |
| 2006 | 4,980 | $11.84 | to | $23.34 | $96,810 | 1.42% | 0.00% | to | 1.60% | 14.29% | to | 16.06% |
| 2005 | 5,822 | $10.27 | to | $20.11 | $97,980 | 1.77% | 0.00% | to | 1.50% | 5.44% | to | 7.03% |
| 2004 | 6,985 | $9.66 | to | $18.79 | $110,369 | 0.80% | 0.00% | to | 1.50% | 8.48% | to | 9.86% |
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 403 | $6.62 | to | $6.68 | $2,675 | (e) | 0.00% | to | 1.45% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 224 | $5.91 | to | $5.96 | $1,329 | (e) | 0.00% | to | 1.25% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 91 | $6.94 | to | $6.99 | $635 | (e) | 0.25% | to | 1.40% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 19,363 | $5.99 | to | $15.43 | $247,468 | 2.11% | 0.00% | to | 1.95% | -38.41% | to | -37.20% |
| 2007 | 22,182 | $9.68 | to | $24.64 | $469,092 | 1.25% | 0.00% | to | 1.95% | 2.98% | to | 5.00% |
| 2006 | 26,449 | $9.36 | to | $23.55 | $539,452 | 1.08% | 0.00% | to | 1.95% | 12.29% | to | 14.59% |
| 2005 | 29,222 | $11.05 | to | $20.64 | $532,133 | 1.22% | 0.00% | to | 1.85% | 3.46% | to | 5.37% |
| 2004 | 32,461 | $10.67 | to | $19.66 | $562,520 | 0.99% | 0.00% | to | 1.95% | 8.92% | to | 10.32% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 43 | | $7.58 | | $325 | 1.52% | | 0.35% | | | -37.56% | |
| 2007 | 28 | | $12.14 | | $334 | - | | 0.35% | | | 4.39% | |
| 2006 | 1 | | $11.63 | | $7 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING VP Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 14,637 | $6.03 | to | $16.74 | $212,512 | 1.44% | 0.00% | to | 2.10% | -38.76% | to | -37.58% |
| 2007 | 16,185 | $13.29 | to | $26.82 | $381,531 | 0.81% | 0.00% | to | 1.95% | 3.51% | to | 5.23% |
| 2006 | 18,518 | $12.68 | to | $25.09 | $421,728 | 0.62% | 0.00% | to | 1.95% | 7.28% | to | 9.43% |
| 2005 | 19,654 | $12.22 | to | $23.22 | $416,465 | 0.44% | 0.00% | to | 1.95% | 9.08% | to | 11.15% |
| 2004 | 18,764 | $11.22 | to | $20.56 | $361,470 | 0.40% | 0.00% | to | 1.85% | 14.85% | to | 16.29% |
| **ING VP Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 36 | | $7.29 | | $260 | 1.33% | | 0.35% | | | -37.90% | |
| 2007 | 29 | | $11.74 | | $343 | 0.52% | | 0.35% | | | 4.92% | |
| 2006 | 4 | | $11.19 | | $43 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 7,836 | $6.19 | to | $12.68 | $85,771 | 0.96% | 0.00% | to | 2.10% | -34.86% | to | -33.54% |
| 2007 | 9,070 | $12.14 | to | $19.08 | $151,310 | 0.48% | 0.00% | to | 2.15% | -8.00% | to | -6.48% |
| 2006 | 10,525 | $13.03 | to | $20.09 | $189,877 | 0.41% | 0.00% | to | 1.95% | 11.75% | to | 13.78% |
| 2005 | 11,258 | $12.34 | to | $17.88 | $182,246 | 0.30% | 0.00% | to | 1.85% | 5.65% | to | 7.65% |
| 2004 | 10,466 | $11.68 | to | $16.34 | $158,486 | 0.15% | 0.00% | to | 1.85% | 20.22% | to | 21.76% |
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 8 | | $7.05 | | $58 | - | | 0.35% | | | -33.86% | |
| 2007 | 8 | | $10.66 | | $90 | - | | 0.35% | | | -6.82% | |
| 2006 | 5 | | $11.44 | | $52 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP Small Company Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 5,178 | $6.59 | to | $21.76 | $86,261 | 1.08% | 0.00% | to | 1.50% | -32.09% | to | -31.10% |
| 2007 | 5,336 | $14.34 | to | $31.63 | $135,138 | 0.19% | 0.00% | to | 1.50% | 4.29% | to | 5.90% |
| 2006 | 6,886 | $13.75 | to | $29.99 | $169,087 | 0.39% | 0.00% | to | 1.50% | 15.06% | to | 16.80% |
| 2005 | 7,440 | $12.03 | to | $25.78 | $158,729 | 0.14% | 0.00% | to | 1.50% | 8.64% | to | 10.28% |
| 2004 | 9,070 | $11.02 | to | $23.47 | $175,779 | 0.28% | 0.00% | to | 1.50% | 12.69% | to | 14.09% |
| **ING VP Small Company Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 12 | | $8.52 | | $100 | 1.07% | | 0.35% | | | -31.46% | |
| 2007 | 7 | | $12.43 | | $87 | - | | 0.35% | | | 5.34% | |
| 2006 | 1 | | $11.80 | | $11 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING VP International Value Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 7,918 | $5.67 | to | $11.79 | $84,985 | 2.94% | 0.00% | to | 1.70% | -43.63% | to | -42.79% |
| 2007 | 8,365 | $16.66 | to | $20.79 | $158,131 | 1.78% | 0.00% | to | 1.55% | 11.69% | to | 13.15% |
| 2006 | 7,376 | $14.78 | to | $18.51 | $123,753 | 2.42% | 0.30% | to | 1.55% | 27.45% | to | 29.01% |
| 2005 | 5,941 | $12.35 | to | $14.45 | $78,444 | 2.43% | 0.00% | to | 1.55% | 7.82% | to | 9.15% |
| 2004 | 4,834 | $11.49 | to | $13.33 | $58,379 | 1.23% | 0.30% | to | 1.50% | 15.63% | to | 16.94% |
| **ING VP International Value Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 29 | | $8.65 | | $248 | 3.02% | | 0.35% | | | -42.52% | |
| 2007 | 32 | | $15.05 | | $480 | 1.48% | | 0.35% | | | 12.65% | |
| 2006 | 5 | | $13.36 | | $60 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 935 | $6.36 | to | $10.69 | $8,648 | - | 0.00% | to | 1.50% | -38.51% | to | -37.84% |
| 2007 | 649 | $14.57 | to | $17.22 | $9,758 | - | 0.20% | to | 1.50% | 23.79% | to | 25.10% |
| 2006 | 509 | $11.77 | to | $12.55 | $6,141 | - | 0.40% | to | 1.50% | 6.21% | to | 7.25% |
| 2005 | 467 | $11.08 | to | $12.83 | $5,277 | - | 0.50% | to | 1.50% | 0.87% | to | 9.78% |
| 2004 | 536 | $10.19 | to | $11.43 | $5,546 | - | 0.55% | to | 1.50% | 9.81% | to | 20.57% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 12 | | $8.69 | | $108 | - | | 0.35% | | | -37.93% | |
| 2007 | 5 | | $14.00 | | $70 | - | | 0.35% | | | 25.00% | |
| 2006 | - | | $11.20 | | $3 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 1,290 | $6.14 | to | $9.68 | $8,367 | - | 0.00% | to | 1.50% | -35.44% | to | -34.62% |
| 2007 | 1,200 | $9.51 | to | $15.30 | $11,915 | - | 0.20% | to | 1.50% | 8.44% | to | 9.67% |
| 2006 | 1,122 | $8.77 | to | $13.46 | $10,191 | - | 0.40% | to | 1.50% | 10.87% | to | 12.17% |
| 2005 | 1,146 | $7.91 | to | $8.97 | $9,331 | - | 0.40% | to | 1.50% | 1.86% | to | 8.64% |
| 2004 | 1,087 | $7.36 | to | $8.08 | $8,178 | - | 0.40% | to | 1.50% | 8.53% | to | 16.59% |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 6 | | $8.20 | | $47 | - | | 0.35% | | | -34.82% | |
| 2007 | 1 | | $12.58 | | $17 | - | | 0.35% | | | 9.39% | |
| 2006 | 1 | | $11.50 | | $10 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING VP Balanced Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 17,863 | $7.13 | to | $28.80 | $314,926 | 3.72% | 0.00% | to | 1.95% | -29.49% | to | 1.49% |
| 2007 | 21,542 | $12.24 | to | $40.44 | $528,434 | 2.68% | 0.00% | to | 1.95% | -27.07% | to | 5.54% |
| 2006 | 24,020 | $11.74 | to | $38.67 | $588,364 | 2.43% | 0.00% | to | 1.95% | 7.84% | to | 9.99% |
| 2005 | 27,567 | $11.37 | to | $35.49 | $637,454 | 2.34% | 0.00% | to | 1.50% | 2.69% | to | 4.25% |
| 2004 | 30,971 | $11.05 | to | $34.36 | $692,148 | 1.99% | 0.00% | to | 1.50% | 7.78% | to | 9.12% |
| **ING VP Intermediate Bond Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 18,571 | $9.22 | to | $83.76 | $350,384 | 5.64% | 0.00% | to | 2.05% | -10.25% | to | 6.66% |
| 2007 | 19,947 | $11.00 | to | $92.31 | $421,252 | 3.81% | 0.00% | to | 1.95% | -11.31% | to | 5.99% |
| 2006 | 19,472 | $10.56 | to | $87.81 | $400,146 | 3.99% | 0.00% | to | 1.95% | 2.02% | to | 4.12% |
| 2005 | 19,951 | $10.32 | to | $76.25 | $405,018 | 3.79% | 0.00% | to | 1.90% | 1.37% | to | 3.16% |
| 2004 | 20,579 | $10.21 | to | $74.70 | $407,745 | 1.50% | 0.00% | to | 1.95% | 3.31% | to | 4.59% |

413

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class S** | | | | | | | | | | | | |
| 2008 | 22 | | $9.64 | | $212 | 5.64% | | 0.35% | | | -8.88% | |
| 2007 | 23 | | $10.58 | | $249 | 6.90% | | 0.35% | | | 5.27% | |
| 2006 | 1 | | $10.05 | | $12 | (c) | | 0.35% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **ING VP Money Market Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 32,012 | $10.33 | to | $57.58 | $541,019 | 5.05% | 0.00% | to | 1.95% | 0.93% | to | 13.38% |
| 2007 | 26,790 | $10.73 | to | $56.29 | $520,246 | 3.62% | 0.00% | to | 1.70% | -7.17% | to | 5.16% |
| 2006 | 19,298 | $10.51 | to | $53.71 | $362,772 | 2.23% | 0.00% | to | 1.50% | 3.32% | to | 4.92% |
| 2005 | 14,234 | $10.15 | to | $51.39 | $210,711 | 1.20% | 0.00% | to | 1.50% | 1.47% | to | 3.03% |
| 2004 | 14,934 | $9.98 | to | $50.07 | $216,952 | 1.09% | 0.00% | to | 1.50% | -0.49% | to | 0.76% |
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | 9 | $16.64 | to | $26.71 | $236 | 2.32% | 0.50% | to | 1.45% | -17.06% | to | -16.23% |
| 2007 | 13 | $13.48 | to | $32.14 | $367 | 2.63% | 0.30% | to | 1.45% | 8.96% | to | 9.95% |
| 2006 | 14 | $12.22 | to | $29.45 | $394 | 1.90% | 0.40% | to | 1.45% | 9.10% | to | 10.17% |
| 2005 | 20 | $12.45 | to | $26.93 | $508 | 0.01% | 0.50% | to | 1.50% | 6.38% | to | 7.28% |
| 2004 | 16,735 | $10.06 | to | $26.46 | $356,943 | 2.17% | 0.00% | to | 1.95% | 6.91% | to | 8.29% |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | 5 | $15.77 | to | $23.44 | $98 | 4.06% | 0.50% | to | 1.50% | 4.71% | to | 5.53% |
| 2007 | 5 | $15.06 | to | $22.38 | $99 | 4.67% | 0.50% | to | 1.25% | 5.67% | to | 6.47% |
| 2006 | 6 | $14.25 | to | $21.18 | $114 | 4.37% | 0.50% | to | 1.25% | 2.97% | to | 3.71% |
| 2005 | 7 | $14.34 | to | $20.57 | $146 | 0.02% | 0.55% | to | 1.25% | 0.73% | to | 1.39% |
| 2004 | 4,497 | $10.30 | to | $21.35 | $78,169 | 5.55% | 0.00% | to | 1.50% | 2.39% | to | 3.69% |
| **Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares** | | | | | | | | | | | | |
| 2008 | 7 | $8.17 | to | $14.72 | $75 | 0.89% | 0.50% | to | 1.40% | -40.58% | to | -40.01% |
| 2007 | 7 | $13.66 | to | $25.03 | $150 | 0.67% | 0.50% | to | 1.40% | 13.50% | to | 14.51% |
| 2006 | 8 | $11.96 | to | $22.00 | $148 | 0.43% | 0.50% | to | 1.40% | 9.82% | to | 10.86% |
| 2005 | 11 | $9.95 | to | $18.49 | $185 | - | 0.30% | to | 1.40% | 2.84% | to | 3.90% |
| 2004 | 12,324 | $9.60 | to | $19.79 | $199,501 | 0.13% | 0.00% | to | 1.50% | 2.98% | to | 4.25% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Janus Aspen Series Mid Cap Growth Portfolio -** | | | | | | | | | | | | |
| Institutional Shares | | | | | | | | | | | | |
| 2008 | 15 | $10.77 | to | $17.72 | $240 | 0.27% | 0.30% | to | 1.50% | -44.52% | to | -43.95% |
| 2007 | 17 | $19.37 | to | $31.89 | $490 | 0.21% | 0.45% | to | 1.45% | 20.28% | to | 21.49% |
| 2006 | 19 | $15.92 | to | $26.46 | $466 | - | 0.25% | to | 1.45% | 11.97% | to | 13.37% |
| 2005 | 22 | $14.12 | to | $23.58 | $489 | - | 0.25% | to | 1.50% | 10.59% | to | 11.99% |
| 2004 | 25,472 | $10.94 | to | $24.72 | $458,336 | - | 0.00% | to | 1.50% | 18.99% | to | 20.42% |
| **Janus Aspen Series Worldwide Growth Portfolio -** | | | | | | | | | | | | |
| Institutional Shares | | | | | | | | | | | | |
| 2008 | 12 | $7.49 | to | $14.85 | $154 | 1.27% | 0.45% | to | 1.50% | -45.34% | to | -44.94% |
| 2007 | 13 | $13.70 | to | $30.90 | $317 | 0.90% | 0.45% | to | 1.25% | 8.25% | to | 9.18% |
| 2006 | 15 | $12.54 | to | $28.51 | $353 | 1.61% | 0.45% | to | 1.25% | 16.74% | to | 17.68% |
| 2005 | 19 | $10.68 | to | $21.50 | $381 | - | 0.30% | to | 1.25% | 4.57% | to | 5.53% |
| 2004 | 24,107 | $9.48 | to | $23.32 | $425,591 | 0.95% | 0.00% | to | 1.50% | 3.20% | to | 4.47% |
| **Lazard U.S. Mid Cap Equity Portfolio - Open Shares** | | | | | | | | | | | | |
| 2008 | 73 | $5.30 | to | $5.42 | $388 | 2.24% | 0.00% | to | 1.25% | -39.36% | to | -38.48% |
| 2007 | 37 | $8.74 | to | $8.81 | $326 | (d) | 0.00% | to | 1.25% | (d) | | |
| 2006 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2005 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2004 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **LKCM Aquinas Growth Fund** | | | | | | | | | | | | |
| 2008 | 26 | $8.01 | | | $206 | - | 1.05% | | | -33.80% | | |
| 2007 | 19 | $12.10 | | | $236 | - | 1.05% | | | 0.08% | | |
| 2006 | 17 | $10.87 | | | $183 | (c) | 0.90% | | | (c) | | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2004 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | | | | | | | | | | |
| 2008 | 126 | $7.14 | to | $7.20 | $905 | (e) | 0.25% | to | 1.50% | (e) | | |
| 2007 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2006 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2005 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2004 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | | | | | | | | | | | | |
| 2008 | 85 | $8.15 | to | $10.13 | $739 | 1.80% | 0.55% | to | 1.90% | -40.51% | to | -39.78% |
| 2007 | 87 | $13.80 | to | $16.89 | $1,257 | 0.51% | 0.50% | to | 1.75% | -1.15% | to | 0.07% |
| 2006 | 75 | $13.96 | to | $16.97 | $1,081 | 0.56% | 0.50% | to | 1.75% | 10.36% | to | 11.81% |
| 2005 | 63 | $12.65 | to | $15.26 | $818 | 0.54% | 0.50% | to | 1.75% | 6.47% | to | 7.65% |
| 2004 | 24 | $11.91 | to | $14.25 | $290 | (a) | 0.50% | to | 1.60% | | (a) | |
| Lord Abbett Small-Cap Value Fund - Class A | | | | | | | | | | | | |
| 2008 | 91 | $11.40 | to | $12.03 | $1,074 | 0.22% | 0.55% | to | 1.65% | -32.18% | to | -31.45% |
| 2007 | 96 | $16.81 | to | $17.52 | $1,648 | 0.13% | 0.60% | to | 1.65% | 8.59% | to | 9.68% |
| 2006 | 88 | $15.44 | to | $15.91 | $1,379 | - | 0.70% | to | 1.75% | 18.40% | to | 19.56% |
| 2005 | 74 | $13.04 | to | $13.31 | $980 | - | 0.70% | to | 1.75% | 11.41% | to | 12.42% |
| 2004 | 45 | $11.74 | to | $11.84 | $530 | (a) | 0.65% | to | 1.60% | | (a) | |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio -<br>Class VC | | | | | | | | | | | | |
| 2008 | 8,061 | $5.71 | to | $11.16 | $75,150 | 1.22% | 0.00% | to | 1.50% | -40.23% | to | -39.51% |
| 2007 | 9,441 | $12.71 | to | $18.59 | $146,234 | 0.44% | 0.20% | to | 1.50% | -0.95% | to | 0.38% |
| 2006 | 10,067 | $12.72 | to | $18.67 | $156,234 | 0.50% | 0.25% | to | 1.50% | 10.54% | to | 11.88% |
| 2005 | 10,499 | $12.93 | to | $16.80 | $147,309 | 0.51% | 0.30% | to | 1.50% | 6.67% | to | 7.94% |
| 2004 | 7,424 | $12.45 | to | $15.68 | $96,241 | 0.40% | 0.00% | to | 1.50% | 22.18% | to | 36.28% |
| Massachusetts Investors Growth Stock Fund - Class A | | | | | | | | | | | | |
| 2008 | 46 | $7.88 | to | $8.09 | $364 | 0.36% | 0.65% | to | 1.20% | -37.66% | to | -37.38% |
| 2007 | 58 | $12.55 | to | $12.92 | $737 | 0.45% | 0.65% | to | 1.40% | 10.10% | to | 10.59% |
| 2006 | 52 | $11.38 | to | $11.61 | $596 | - | 0.80% | to | 1.50% | 6.37% | to | 6.61% |
| 2005 | 39 | $10.79 | to | $10.89 | $421 | (f) | 0.80% | to | 1.30% | | (f) | |
| 2004 | 17 | $10.55 | to | $10.58 | $180 | (a) | 0.70% | to | 0.95% | | (a) | |
| Morgan Stanley U.S. Small Cap Value Portfolio -<br>Class I | | | | | | | | | | | | |
| 2008 | 114 | | $7.40 | | $841 | (e) | | - | | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Neuberger Berman Socially Responsive Fund® - Trust Class** | | | | | | | | | | | | |
| 2008 | 318 | $6.12 | to | $7.07 | $2,187 | 0.72% | 0.00% | to | 1.60% | -39.86% | to | -39.08% |
| 2007 | 175 | $11.28 | to | $11.54 | $1,985 | 0.80% | 0.25% | to | 1.55% | 5.62% | to | 6.79% |
| 2006 | 48 | $10.68 | to | $10.77 | $519 | (c) | 0.40% | to | 1.50% | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| **New Perspective Fund®, Inc. - Class R-3** | | | | | | | | | | | | |
| 2008 | 254 | $9.89 | to | $10.62 | $2,657 | 1.79% | 0.00% | to | 1.45% | -38.99% | to | -38.08% |
| 2007 | 238 | $16.21 | to | $17.15 | $4,038 | 2.44% | 0.00% | to | 1.45% | 14.34% | to | 15.34% |
| 2006 | 83 | $14.18 | to | $14.75 | $1,204 | 1.64% | 0.20% | to | 1.55% | 18.17% | to | 19.17% |
| 2005 | 40 | $12.16 | to | $12.36 | $486 | 1.45% | 0.25% | to | 1.10% | 9.98% | to | 10.56% |
| 2004 | 18 | $11.12 | to | $11.17 | $204 | (a) | 0.30% | to | 0.80% | | (a) | |
| **New Perspective Fund®, Inc. - Class R-4** | | | | | | | | | | | | |
| 2008 | 3,763 | $6.11 | to | $10.97 | $39,040 | 2.60% | 0.00% | to | 1.50% | -38.80% | to | -37.81% |
| 2007 | 2,456 | $15.58 | to | $17.64 | $41,461 | 2.12% | 0.00% | to | 1.50% | 14.23% | to | 15.56% |
| 2006 | 1,896 | $13.57 | to | $15.13 | $27,925 | 1.55% | 0.30% | to | 1.50% | 18.09% | to | 19.46% |
| 2005 | 1,760 | $11.44 | to | $12.78 | $22,033 | 1.87% | 0.00% | to | 1.50% | 9.56% | to | 10.64% |
| 2004 | 762 | $11.30 | to | $11.66 | $8,638 | (a) | 0.55% | to | 1.50% | | (a) | |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | | | | | | | | | | |
| 2008 | 53 | $6.69 | to | $7.03 | $363 | - | 0.55% | to | 1.55% | -46.74% | to | -46.17% |
| 2007 | 47 | $12.56 | to | $13.06 | $597 | - | 0.55% | to | 1.55% | 12.19% | to | 13.17% |
| 2006 | 36 | $11.24 | to | $11.54 | $414 | - | 0.55% | to | 1.45% | 6.62% | to | 6.79% |
| 2005 | 30 | $10.65 | to | $10.76 | $316 | 0.75% | 0.70% | to | 1.25% | 3.40% | to | 3.96% |
| 2004 | 21 | $10.27 | to | $10.36 | $217 | (a) | 0.65% | to | 1.60% | | (a) | |
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | | | | | | | |
| 2008 | 3,873 | $5.11 | to | $37.41 | $114,355 | 1.45% | 0.00% | to | 1.65% | -48.87% | to | -48.03% |
| 2007 | 4,018 | $23.12 | to | $71.98 | $230,998 | 0.96% | 0.00% | to | 1.95% | 31.54% | to | 33.43% |
| 2006 | 3,743 | $17.39 | to | $52.76 | $163,882 | 1.30% | 0.30% | to | 1.75% | 23.14% | to | 24.56% |
| 2005 | 3,268 | $17.98 | to | $41.82 | $115,468 | 1.74% | 0.50% | to | 1.65% | 38.95% | to | 40.45% |
| 2004 | 1,557 | $12.94 | to | $29.69 | $37,377 | 2.10% | 0.55% | to | 1.65% | | 31.71% | |

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Oppenheimer Global Securities/VA | | | | | | | | | | | | |
| 2008 | 17 | $9.06 | to | $15.97 | $247 | 1.70% | 0.45% | to | 1.75% | -41.25% | to | -40.45% |
| 2007 | 23 | $15.42 | to | $26.82 | $578 | 1.49% | 0.45% | to | 1.75% | 4.87% | to | 5.84% |
| 2006 | 32 | $14.74 | to | $25.34 | $765 | 1.02% | 0.45% | to | 1.80% | 16.01% | to | 17.15% |
| 2005 | 35 | $12.74 | to | $21.63 | $711 | 2.11% | 0.45% | to | 1.85% | 12.61% | to | 13.78% |
| 2004 | 22,250 | $11.36 | to | $19.26 | $410,368 | 1.10% | 0.00% | to | 1.80% | 17.37% | to | 18.89% |
| Oppenheimer Main Street Fund®/VA | | | | | | | | | | | | |
| 2008 | 10 | $5.99 | to | $6.76 | $63 | 1.12% | 1.25% | to | 1.50% | -39.37% | to | -39.21% |
| 2007 | 11 | $9.88 | to | $11.12 | $115 | 0.84% | 1.25% | to | 1.50% | 2.92% | to | 3.15% |
| 2006 | 13 | $9.60 | to | $10.78 | $123 | 1.67% | 1.25% | to | 1.50% | 13.34% | to | 13.59% |
| 2005 | - | | - | | $41 | - | | - | | | - | |
| 2004 | - | | - | | $43 | - | 1.25% | to | 1.50% | | - | |
| Oppenheimer Main Street Small Cap Fund®/VA | | | | | | | | | | | | |
| 2008 | 578 | $5.85 | to | $9.19 | $4,655 | 0.52% | 0.00% | to | 1.50% | -38.76% | to | -38.01% |
| 2007 | 531 | $12.90 | to | $14.92 | $6,971 | 0.31% | 0.25% | to | 1.50% | -2.71% | to | -1.48% |
| 2006 | 351 | $13.26 | to | $15.26 | $4,722 | 0.10% | 0.30% | to | 1.50% | 13.33% | to | 14.43% |
| 2005 | 89 | $11.70 | to | $13.40 | $1,052 | 2.38% | 0.50% | to | 1.50% | | 8.62% | |
| 2004 | - | | $12.30 | | $5 | (a) | | 1.25% | | | (a) | |
| Oppenheimer MidCap Fund/VA | | | | | | | | | | | | |
| 2008 | 4 | $2.76 | to | $5.50 | $13 | - | 1.25% | to | 1.50% | -49.91% | to | -49.73% |
| 2007 | 4 | $5.51 | to | $10.94 | $31 | - | 1.25% | to | 1.50% | | 4.99% | |
| 2006 | - | | $10.42 | | $1 | - | | 1.25% | | | 1.66% | |
| 2005 | - | | - | | $3 | - | | - | | | - | |
| 2004 | - | | - | | $3 | - | | 1.25% | | | - | |
| Oppenheimer Strategic Bond Fund/VA | | | | | | | | | | | | |
| 2008 | 7 | $13.54 | to | $14.99 | $105 | 5.22% | 0.50% | to | 1.45% | -15.43% | to | -14.70% |
| 2007 | 7 | $16.01 | to | $17.48 | $125 | 3.94% | 0.55% | to | 1.45% | 8.10% | to | 9.11% |
| 2006 | 8 | $14.81 | to | $16.02 | $128 | 3.91% | 0.55% | to | 1.45% | 5.94% | to | 6.87% |
| 2005 | 11 | $13.98 | to | $15.10 | $154 | 9.58% | 0.45% | to | 1.45% | 1.16% | to | 2.17% |
| 2004 | 3,306 | $10.88 | to | $14.98 | $47,078 | 4.44% | 0.00% | to | 1.95% | 7.08% | to | 8.47% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pax World Balanced Fund** | | | | | | | | | | | | |
| 2008 | 4,896 | $6.89 | to | $9.87 | $44,509 | 1.99% | 0.00% | to | 1.75% | -31.93% | to | -30.74% |
| 2007 | 4,498 | $12.75 | to | $14.25 | $59,458 | 1.79% | 0.00% | to | 1.75% | 7.49% | to | 9.16% |
| 2006 | 4,112 | $11.83 | to | $12.90 | $50,097 | 1.66% | 0.30% | to | 1.75% | 9.03% | to | 10.07% |
| 2005 | 4,818 | $10.85 | to | $11.76 | $54,353 | 1.65% | 0.00% | to | 1.65% | 3.72% | to | 4.87% |
| 2004 | 1,550 | $10.45 | to | $11.12 | $16,523 | 0.96% | 0.55% | to | 1.65% | 11.98% | to | 12.45% |
| **PIMCO Real Return Portfolio - Administrative Class** | | | | | | | | | | | | |
| 2008 | 6,215 | $9.53 | to | $11.50 | $67,423 | 4.31% | 0.00% | to | 1.65% | -8.45% | to | -7.03% |
| 2007 | 2,861 | $10.72 | to | $12.37 | $34,027 | 4.42% | 0.00% | to | 1.50% | 8.91% | to | 10.55% |
| 2006 | 2,338 | $10.15 | to | $11.19 | $25,436 | 4.36% | 0.00% | to | 1.50% | -0.74% | to | 0.36% |
| 2005 | 2,096 | $10.52 | to | $11.10 | $22,843 | 3.20% | 0.40% | to | 1.50% | 0.56% | to | 1.48% |
| 2004 | 882 | $10.43 | to | $10.83 | $9,519 | (a) | 0.60% | to | 1.50% | | (a) | |
| **Pioneer High Yield Fund - Class A** | | | | | | | | | | | | |
| 2008 | 328 | $7.37 | to | $7.95 | $2,557 | 7.36% | 0.20% | to | 1.75% | -38.07% | to | -37.15% |
| 2007 | 273 | $11.81 | to | $12.65 | $3,394 | 4.89% | 0.20% | to | 1.95% | 5.03% | to | 6.37% |
| 2006 | 161 | $11.33 | to | $11.78 | $1,880 | 4.89% | 0.40% | to | 1.75% | 8.63% | to | 10.10% |
| 2005 | 70 | $10.43 | to | $10.69 | $742 | 4.75% | 0.45% | to | 1.75% | 0.67% | to | 1.72% |
| 2004 | 42 | $10.38 | to | $10.48 | $437 | (a) | 0.60% | to | 1.65% | | (a) | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | 2,224 | $4.12 | to | $5.36 | $11,735 | 0.43% | 0.00% | to | 1.55% | -58.85% | to | -58.26% |
| 2007 | 2,280 | $12.71 | to | $12.84 | $29,074 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Pioneer Equity Income VCT Portfolio - Class I** | | | | | | | | | | | | |
| 2008 | - | | $10.36 | | - | 2.69% | | 0.65% | | | -30.79% | |
| 2007 | 79 | $13.98 | to | $14.97 | $1,189 | 2.95% | 0.65% | to | 1.25% | -0.43% | to | 0.20% |
| 2006 | 8,116 | $13.06 | to | $17.75 | $119,307 | 2.59% | 0.35% | to | 1.95% | 20.07% | to | 22.02% |
| 2005 | 5,640 | $11.48 | to | $14.64 | $69,926 | 2.66% | 0.30% | to | 1.60% | 3.28% | to | 5.40% |
| 2004 | 2,471 | $11.02 | to | $13.99 | $28,279 | 2.17% | 0.00% | to | 1.95% | 14.64% | to | 17.70% |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Pioneer High Yield VCT Portfolio - Class I | | | | | | | | | | | | |
| 2008 | 1,510 | $6.35 | to | $8.12 | $11,678 | 9.26% | 0.00% | to | 1.50% | -36.41% | to | -35.58% |
| 2007 | 1,598 | $11.89 | to | $12.45 | $19,319 | 5.55% | 0.25% | to | 1.50% | 3.99% | to | 5.36% |
| 2006 | 1,065 | $11.36 | to | $11.75 | $12,297 | 5.72% | 0.40% | to | 1.50% | 6.92% | to | 8.10% |
| 2005 | 646 | $10.67 | to | $10.94 | $6,949 | 5.69% | 0.00% | to | 1.50% | 0.38% | to | 1.31% |
| 2004 | 419 | $10.63 | to | $11.03 | $4,468 | (a) | 0.65% | to | 1.50% | | (a) | |
| Premier VIT OpCap Mid Cap Portfolio | | | | | | | | | | | | |
| 2008 | 437 | $5.62 | to | $5.76 | $2,476 | 0.42% | 0.00% | to | 1.50% | -42.54% | to | -41.83% |
| 2007 | 40 | $9.78 | to | $9.85 | $393 | (d) | 0.30% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| RiverSource Diversified Equity Income Fund -<br>Class R-4 | | | | | | | | | | | | |
| 2008 | 237 | $6.16 | to | $6.21 | $1,464 | (e) | 0.25% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| SMALLCAP World Fund® - Class R-4 | | | | | | | | | | | | |
| 2008 | 80 | $5.44 | to | $5.48 | $434 | (e) | 0.25% | to | 1.50% | | (e) | |
| 2007 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2006 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2005 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| 2004 | (e) | | (e) | | (e) | (e) | | (e) | | | (e) | |
| T. Rowe Price Mid-Cap Value Fund - R Class | | | | | | | | | | | | |
| 2008 | 74 | $9.16 | to | $9.62 | $699 | 0.47% | 0.35% | to | 1.35% | -35.71% | to | -35.09% |
| 2007 | 68 | $14.14 | to | $14.82 | $991 | 1.80% | 0.35% | to | 1.55% | -1.39% | to | -0.20% |
| 2006 | 69 | $14.34 | to | $14.85 | $1,010 | 0.61% | 0.35% | to | 1.55% | 18.15% | to | 19.08% |
| 2005 | 63 | $12.20 | to | $12.42 | $775 | 0.29% | 0.50% | to | 1.45% | 5.72% | to | 6.70% |
| 2004 | 53 | $11.54 | to | $11.64 | $619 | (a) | 0.50% | to | 1.45% | | (a) | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | |
| 2008 | 6 | $6.79 | | | $44 | 1.90% | 1.00% | | | -40.44% | | |
| 2007 | 5 | $11.40 | | | $61 | 2.20% | 1.00% | | | -0.44% | | |
| 2006 | 3 | $11.45 | | | $30 | (c) | 1.00% | | | (c) | | |
| 2005 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2004 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | |
| 2008 | 71 | $8.88 | to | $9.41 | $658 | 3.00% | 0.55% | to | 1.75% | -46.99% | to | -46.40% |
| 2007 | 82 | $16.75 | to | $17.56 | $1,410 | 1.84% | 0.55% | to | 1.75% | 15.20% | to | 16.60% |
| 2006 | 59 | $14.54 | to | $15.06 | $876 | 2.28% | 0.55% | to | 1.75% | 18.01% | to | 19.06% |
| 2005 | 51 | $12.36 | to | $12.59 | $637 | 1.84% | 0.70% | to | 1.65% | 8.80% | to | 9.86% |
| 2004 | 39 | $11.36 | to | $11.46 | $450 | (a) | 0.65% | to | 1.65% | (a) | | |
| **Templeton Global Bond Fund - Class A** | | | | | | | | | | | | |
| 2008 | 6,885 | $10.59 | to | $23.17 | $110,722 | 9.04% | 0.00% | to | 1.50% | 4.73% | to | 6.28% |
| 2007 | 4,997 | $12.26 | to | $21.80 | $72,664 | 7.52% | 0.00% | to | 1.50% | 9.14% | to | 10.83% |
| 2006 | 2,522 | $11.13 | to | $19.67 | $33,054 | 5.57% | 0.00% | to | 1.50% | 11.73% | to | 12.85% |
| 2005 | 1,327 | $11.07 | to | $16.96 | $15,341 | 5.36% | 0.50% | to | 1.50% | -3.59% | to | -4.49% |
| 2004 | 572 | $11.59 | to | $17.55 | $6,775 | (a) | 0.55% | to | 1.50% | (a) | | |
| **Diversified Value Portfolio** | | | | | | | | | | | | |
| 2008 | 9 | $9.01 | to | $9.44 | $80 | 3.09% | 0.95% | to | 1.95% | -37.34% | to | -36.73% |
| 2007 | 8 | $14.38 | to | $14.92 | $114 | 1.87% | 0.95% | to | 1.95% | 2.97% | | |
| 2006 | 7 | $14.09 | to | $14.49 | $100 | (g) | 0.95% | to | 2.00% | (g) | | |
| 2005 | 5 | $12.09 | to | $12.25 | $63 | (b) | 1.25% | to | 2.05% | (b) | | |
| 2004 | (b) | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **Equity Income Portfolio** | | | | | | | | | | | | |
| 2008 | 17 | $9.38 | to | $9.76 | $165 | 3.84% | 1.10% | to | 1.95% | -32.23% | to | -31.65% |
| 2007 | 21 | $13.84 | to | $14.28 | $304 | 2.23% | 1.10% | to | 1.95% | 3.40% | | |
| 2006 | 17 | $13.48 | to | $13.81 | $235 | 1.93% | 1.10% | to | 2.00% | 19.36% | to | 19.36% |
| 2005 | 21 | $11.39 | to | $11.57 | $240 | 2.23% | 1.10% | to | 2.05% | 2.41% | to | 3.03% |
| 2004 | 18 | $11.19 | to | $11.23 | $208 | (a) | 1.10% | to | 1.65% | (a) | | |

| | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | | | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | | | Total Return[C]<br>(lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Small Company Growth Portfolio** | | | | | | | | | | | | |
| 2008 | 8 | $7.57 | to | $7.93 | $64 | - | 0.95% | to | 1.95% | -40.63% | to | -40.02% |
| 2007 | 7 | $12.75 | to | $13.22 | $86 | - | 0.95% | to | 1.95% | | 2.80% | |
| 2006 | 1 | $12.51 | to | $12.86 | $18 | (g) | 0.95% | to | 2.00% | | (g) | |
| 2005 | - | $11.57 | to | $11.72 | - | (b) | 1.25% | to | 2.05% | | (b) | |
| 2004 | (b) | | (b) | | (b) | (b) | | (b) | | | (b) | |
| **Wanger International** | | | | | | | | | | | | |
| 2008 | 1,203 | $5.11 | to | $5.75 | $6,819 | 1.00% | 0.00% | to | 1.50% | -46.37% | to | -45.60% |
| 2007 | 916 | $10.46 | to | $10.57 | $9,623 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2006 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2005 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2004 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| **Wanger Select** | | | | | | | | | | | | |
| 2008 | 4,338 | $4.80 | to | $8.48 | $35,288 | - | 0.00% | to | 1.50% | -49.84% | to | -49.04% |
| 2007 | 4,150 | $15.70 | to | $16.65 | $66,892 | - | 0.00% | to | 1.50% | 7.73% | to | 9.02% |
| 2006 | 1,756 | $14.45 | to | $15.37 | $26,052 | 0.25% | 0.15% | to | 1.50% | 17.90% | to | 19.00% |
| 2005 | 559 | $12.40 | to | $12.94 | $6,985 | - | 0.60% | to | 1.50% | 8.87% | to | 9.69% |
| 2004 | 195 | $11.39 | to | $11.85 | $2,227 | (a) | 0.70% | to | 1.50% | | (a) | |
| **Wanger USA** | | | | | | | | | | | | |
| 2008 | 1,727 | $5.83 | to | $8.89 | $14,699 | - | 0.00% | to | 1.50% | -40.59% | to | -37.59% |
| 2007 | 1,512 | $13.11 | to | $14.89 | $21,526 | - | 0.05% | to | 1.50% | -0.63% | to | 4.86% |
| 2006 | 1,254 | $12.52 | to | $14.27 | $17,111 | 0.22% | 0.15% | to | 1.50% | 6.31% | to | 7.30% |
| 2005 | 725 | $12.66 | to | $13.34 | $9,257 | - | 0.00% | to | 1.50% | 9.61% | to | 10.66% |
| 2004 | 186 | $11.55 | to | $12.12 | $2,155 | (a) | 0.55% | to | 1.50% | | (a) | |
| **Washington Mutual Investors Fund[SM], Inc. - Class R-3** | | | | | | | | | | | | |
| 2008 | 448 | $8.39 | to | $9.05 | $3,911 | 2.30% | 0.00% | to | 1.55% | -34.35% | to | -33.31% |
| 2007 | 395 | $12.78 | to | $13.57 | $5,204 | 1.77% | 0.00% | to | 1.55% | 2.08% | to | 3.38% |
| 2006 | 301 | $12.52 | to | $13.02 | $3,858 | 1.62% | 0.20% | to | 1.55% | 15.82% | to | 17.24% |
| 2005 | 198 | $10.81 | to | $11.09 | $2,177 | 1.64% | 0.25% | to | 1.55% | 1.78% | to | 2.88% |
| 2004 | 115 | $10.66 | to | $10.77 | $1,232 | (a) | 0.30% | to | 1.40% | | (a) | |

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| | Units* (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | | | | | | | | | | | | |
| 2008 | 6,960 | $6.43 | to | $9.25 | $60,944 | 2.56% | 0.00% | to | 1.50% | -34.15% | to | -33.33% |
| 2007 | 6,883 | $12.73 | to | $13.71 | $91,248 | 1.97% | 0.25% | to | 1.50% | 2.34% | to | 3.56% |
| 2006 | 6,828 | $12.38 | to | $13.21 | $88,156 | 1.90% | 0.30% | to | 1.50% | 16.17% | to | 17.48% |
| 2005 | 5,985 | $10.60 | to | $11.29 | $66,271 | 2.09% | 0.40% | to | 1.50% | 1.94% | to | 2.95% |
| 2004 | 3,309 | $10.80 | to | $11.08 | $35,859 | (a) | 0.55% | to | 1.50% | | (a) | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | | | | | | | | | | | | |
| 2008 | 7 | | $7.12 | | $46 | - | | 1.00% | | | -39.04% | |
| 2007 | 4 | | $11.68 | | $47 | - | | 1.00% | | | 9.16% | |
| 2006 | 2 | | $10.70 | | $21 | (c) | | 1.00% | | | (c) | |
| 2005 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |
| 2004 | (c) | | (c) | | (c) | (c) | | (c) | | | (c) | |

(a) As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented.
(b) As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented.
(c) As this investment Division was not available until 2006, this data is not meaningful and therefore is not presented.
(d) As this investment Division was not available until 2007, this data is not meaningful and therefore is not presented.
(e) As this investment Division was not available until 2008, this data is not meaningful and therefore is not presented.
(f) As this investment Division is wholly comprised of new contract bands at December 31, 2005, this data is not meaningful and therefore is not presented.
(g) As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented.
(h) As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

**Index to Consolidated Financial Statements**

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 26, 2009

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

| | Year Ended December 31, | | |
| | 2008 | 2007 | 2006 |
|---|---:|---:|---:|
| **Revenue:** | | | |
| Net investment income | $ 1,083.7 | $ 1,054.7 | $ 1,029.7 |
| Fee income | 612.9 | 769.9 | 714.8 |
| Premiums | 46.9 | 46.8 | 37.5 |
| Broker-dealer commission revenue | 622.5 | 568.4 | 429.2 |
| Net realized capital (losses) gains | (653.1) | (27.6) | 3.0 |
| Other income | 21.3 | 20.3 | 15.7 |
| Total revenue | 1,734.2 | 2,432.5 | 2,229.9 |
| **Benefits and expenses:** | | | |
| Interest credited and other benefits to contractowners | 1,432.4 | 802.8 | 783.7 |
| Operating expenses | 687.5 | 652.2 | 568.3 |
| Broker-dealer commission expense | 622.5 | 568.4 | 429.2 |
| Net amortization of deferred policy acquisition cost and value of business acquired | 128.9 | 129.2 | 21.3 |
| Interest expense | 1.4 | 5.5 | 2.9 |
| Total benefits and expenses | 2,872.7 | 2,158.1 | 1,805.4 |
| (Loss) income before income taxes | (1,138.5) | 274.4 | 424.5 |
| Income tax (benefit) expense | (108.3) | 56.0 | 122.7 |
| Net (loss) income | $ (1,030.2) | $ 218.4 | $ 301.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| --- | --- | --- |
| | **2008** | **2007** |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $14,632.6 at 2008 and $13,374.7 at 2007) | $ 13,252.2 | $ 13,316.3 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $247.7 at 2008 and $440.1 at 2007) | 240.3 | 446.4 |
| Short-term investments | 41.9 | 167.9 |
| Mortgage loans on real estate | 2,107.8 | 2,089.4 |
| Policy loans | 267.8 | 273.4 |
| Limited partnerships/corporations | 513.9 | 636.1 |
| Other investments | 235.2 | 34.8 |
| Securities pledged (amortized cost of $1,160.5 at 2008 and $940.2 at 2007) | 1,225.4 | 934.1 |
| Total investments | 17,884.5 | 17,898.4 |
| Cash and cash equivalents | 203.5 | 252.3 |
| Short-term investments under securities loan agreement, | | |
| including collateral delivered | 483.9 | 202.7 |
| Accrued investment income | 205.8 | 168.3 |
| Receivables for securities sold | 5.5 | 5.6 |
| Reinsurance recoverable | 2,505.6 | 2,594.4 |
| Deferred policy acquisition costs | 865.5 | 728.6 |
| Value of business acquired | 1,832.5 | 1,253.2 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Due from affiliates | 13.8 | 10.6 |
| Current income tax recoverable | 38.6 | - |
| Property and equipment | 114.7 | 147.4 |
| Other assets | 233.3 | 112.1 |
| Assets held in separate accounts | 35,927.7 | 48,091.2 |
| Total assets | $ 60,489.9 | $ 71,639.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

|  | As of December 31, | |
|  | 2008 | 2007 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 20,782.1 | $ 18,569.1 |
| Payables for securities purchased | 1.6 | 0.2 |
| Payables under securities loan agreement, including collateral held | 488.3 | 183.9 |
| Notes payable | 17.9 | 9.9 |
| Borrowed money | 615.3 | 738.4 |
| Due to affiliates | 116.7 | 130.7 |
| Current income taxes | - | 56.8 |
| Deferred income taxes | 101.1 | 275.9 |
| Other liabilities | 874.7 | 542.7 |
| Liabilities related to separate accounts | 35,927.7 | 48,091.2 |
| Total liabilities | 58,925.4 | 68,598.8 |
| | | |
| Shareholder's equity | | |
| Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,161.3 | 4,159.3 |
| Accumulated other comprehensive loss | (482.1) | (33.8) |
| Retained earnings (deficit) | (2,117.5) | (1,087.3) |
| Total shareholder's equity | 1,564.5 | 3,041.0 |
| Total liabilities and shareholder's equity | $ 60,489.9 | $ 71,639.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-5

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2005 | $ 2.8 | $ 4,549.6 | $ (5.3) | $ (1,576.4) | $ 2,970.7 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 301.8 | 301.8 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(23.4) pretax) | - | - | (10.7) | - | (10.7) |
| Pension liability and FAS No. 158 transition adjustment ($3.9 pretax) | - | - | 2.5 | - | 2.5 |
| Total comprehensive income | | | | | 293.6 |
| Cumulative effect of change in accounting principle ($(0.8) pretax) | | | (0.5) | - | (0.5) |
| Dividends paid | - | (256.0) | - | - | (256.0) |
| Employee share-based payments | - | 5.9 | - | - | 5.9 |
| Balance at December 31, 2006 | 2.8 | 4,299.5 | (14.0) | (1,274.6) | 3,013.7 |
| Cumulative effect of change in accounting principle | - | - | - | (31.1) | (31.1) |
| Balance at January 1, 2007 | 2.8 | 4,299.5 | (14.0) | (1,305.7) | 2,982.6 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 218.4 | 218.4 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4) | - | - | (24.4) | - | (24.4) |
| Pension liability ($7.1 pretax) | - | - | 4.6 | - | 4.6 |
| Total comprehensive income | | | | | 198.6 |
| Dividends paid | - | (145.0) | - | - | (145.0) |
| Employee share-based payments | - | 4.8 | - | - | 4.8 |
| Balance at December 31, 2007 | 2.8 | 4,159.3 | (33.8) | (1,087.3) | 3,041.0 |
| Comprehensive loss: | | | | | |
| Net loss | - | - | - | (1,030.2) | (1,030.2) |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4 | - | - | (435.3) | - | (435.3) |
| Pension liability ($18.7 pretax) | - | - | (13.0) | - | (13.0) |
| Total comprehensive loss | | | | | (1,478.5) |
| Dividends paid | - | - | - | - | - |
| Employee share-based payments | - | 2.0 | - | - | 2.0 |
| Balance at December 31, 2008 | $ 2.8 | $ 4,161.3 | $ (482.1) | $ (2,117.5) | $ 1,564.5 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-6

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

|  | Year Ended December 31, | | |
|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net (loss) income | $ (1,030.2) | $ 218.4 | $ 301.8 |
| Adjustments to reconcile net income to | | | |
| net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value | | | |
| of business acquired, and sales inducements | (205.1) | (193.4) | (191.0) |
| Net amortization of deferred policy acquisition costs, | | | |
| value of business acquired, and sales inducements | 128.3 | 133.9 | 25.9 |
| Net accretion/decretion of discount/premium | 87.1 | 72.7 | 83.8 |
| Future policy benefits, claims reserves, and | | | |
| interest credited | 1,296.8 | 579.6 | 662.5 |
| Provision for deferred income taxes | 25.3 | 30.4 | 75.6 |
| Net realized capital losses (gains) | 653.1 | 27.6 | (3.0) |
| Depreciation | 56.7 | 18.2 | 12.6 |
| Change in: | | | |
| Accrued investment income | (37.5) | 12.1 | 23.2 |
| Reinsurance recoverable | 88.8 | 121.0 | 81.3 |
| Other receivable and assets accruals | (115.3) | (37.0) | (20.1) |
| Due to/from affiliates | (17.2) | 46.4 | 20.4 |
| Other payables and accruals | (120.3) | 17.8 | 86.3 |
| Other, net | (44.0) | (16.4) | 5.9 |
| Net cash provided by operating activities | 766.5 | 1,031.3 | 1,165.2 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, or redemption of: | | | |
| Fixed maturities, available-for-sale | 9,039.7 | 10,235.6 | 10,355.2 |
| Equity securities, available-for-sale | 135.0 | 113.8 | 91.7 |
| Mortgage loans on real estate | 146.5 | 205.4 | 197.0 |
| Acquisition of: | | | |
| Fixed maturities, available-for-sale | (11,593.4) | (8,425.5) | (8,802.1) |
| Equity securities, available-for-sale | (54.8) | (243.9) | (149.1) |
| Mortgage loans on real estate | (168.0) | (415.1) | (680.3) |
| Policy loans, net | 5.6 | (4.5) | (6.5) |
| Derivatives, net | 52.6 | 32.2 | 1.4 |
| Limited partnerships, net | 81.5 | (279.5) | (237.6) |
| Short-term investments, net | 126.0 | (163.3) | - |
| Purchases of property and equipment, net | (24.0) | (90.5) | (54.5) |
| Collateral received (paid) | 23.2 | (18.8) | - |
| Other investments | 0.7 | - | (4.0) |
| Net cash (used in) provided by investing activities | (2,229.4) | 945.9 | 711.2 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

|  | Year Ended December 31, | | |
|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | 3,836.4 | 1,600.0 | 1,875.7 |
| Maturities and withdrawals from investment contracts | (2,312.2) | (3,451.2) | (3,420.7) |
| Short-term loans to affiliates | 13.0 | 45.0 | 86.0 |
| Short-term repayments | (123.1) | (94.8) | (107.9) |
| Notes payable | - | 9.9 | - |
| Dividends to Parent | - | (145.0) | (256.0) |
| Net cash provided by (used in) financing activities | 1,414.1 | (2,036.1) | (1,822.9) |
| Net (decrease) increase in cash and cash equivalents | (48.8) | (58.9) | 53.5 |
| Cash and cash equivalents, beginning of year | 252.3 | 311.2 | 257.7 |
| Cash and cash equivalents, end of year | $ 203.5 | $ 252.3 | $ 311.2 |
| Supplemental cash flow information: | | | |
| Income taxes (received) paid, net | $ (44.1) | $ 45.1 | $ 37.6 |
| Interest paid | $ 23.6 | $ 44.6 | $ 40.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**1.      Organization and Significant Accounting Policies**

*Basis of Presentation*

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut.  ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States.  ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL").  ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING").  ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions were the distribution of variable insurance products and investment advisory services for open-end mutual funds.  Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company.  On December 31, 2006, DSI merged with and into DSL and ceased to exist.  Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company.  Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property").  Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.

On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC.  As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation.  The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

*Description of Business*

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services.  The Company's products

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

### *Recently Adopted Accounting Standards*

*Fair Value Measurements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. As a result of implementing FAS 157, the Company recognized $1.7, before tax, as an increase to Net income on the date of adoption related to the fair value measurements of the reserves for product guarantees. The impact of implementation was included in Interest credited and other benefits to contractholders on the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

In October 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which provides clarifying guidance on the application of FAS 157 to financial assets in a market that is not active and was effective upon issuance. FSP FAS 157-3 had no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that applied by the Company upon adoption of FAS 157.

The Company recognized no other adjustments to its financial statements related to the adoption of FAS 157, and new disclosures are included in the Financial Instruments footnote.

*The Fair Value Option for Financial Assets and Financial Liabilities*

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value with unrealized gains and losses recognized in earnings at each subsequent reporting date. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS 159 was adopted by the Company on January 1, 2008. In implementing FAS 159, the Company elected not to take the fair value option for any eligible assets or liabilities in existence on January 1, 2008, or in existence at the date of these Consolidated Financial Statements.

*Offsetting of Amounts Related to Certain Contracts*

On April 30, 2007, the FASB issued a FSP on FASB Interpretation ("FIN") No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FSP FIN 39-1"), which permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments under master netting arrangements. FSP FIN 39-1 had no effect on the financial condition, results of operations, or cash flows upon adoption by the Company on January 1, 2008, as it is the Company's accounting policy not to offset such fair value amounts.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Accounting for Uncertainty in Income Taxes*

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $2.9 as a reduction to January 1, 2007 Retained earnings (deficit).

*Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts*

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"), as investment contracts.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

*Disclosures about Credit Derivatives and Certain Guarantees*

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP FAS 133-1 and FIN 45-4"), which does the following:

- Amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), requiring additional disclosures by sellers of credit derivatives;
- Amends FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requiring additional disclosure about the current status of the payment/performance risk of a guarantee; and
- Clarifies the effective date of FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161").

FSP FAS 133-1 and FIN 45-4 was adopted by the Company on December 31, 2008. In implementing FSP FAS 133-1 and FIN 45-4, the Company determined that its adoption had no financial statement impact. New disclosures are included in the Financial Instruments and Commitments and Contingent Liabilities footnotes.

The clarification in the FSP of the effective date of FAS 161 is consistent with the guidance in FAS 161 and the Company's disclosure provided herein.

*Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities*

In December, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8"), which requires additional disclosures regarding a transferor's continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement and an enterprise's involvement with variable interest entities ("VIEs") and qualifying special purpose entities ("QSPEs").

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company on December 31, 2008. In implementing FSP FAS 140-4 and FIN 46(R)-8, the Company determined that its adoption has no financial statement impact. The Company does not have any QSPEs or continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement.

*Amendments to Impairment Guidance*

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"), which amends EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20"). FSP EITF 99-20-1 requires that an other-than-temporary impairment on investments that meet the criteria of EITF 99-20 be recognized as a realized loss through earnings when it is probable there has been an adverse change in the holder's estimated cash flow, consistent with the impairment model in FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FSP EITF 99-20-1 was adopted by the Company on December 31, 2008, prospectively. In implementing FSP EITF 99-20-1, the Company determined there was a minimal effect on financial position, results of operations, and cash flows, as the structured securities held by the Company were highly rated at issue.

**New Accounting Pronouncements**

*Disclosures about Derivative Instruments and Hedging Activities*

In March 2008, the FASB issued FAS 161, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and
- How derivative instruments and related hedged items affect an entity's financial statements.

The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of determining the impact of adoption of FAS 161 on its disclosures; however, as the pronouncement only pertains to additional disclosures, the Company has determined that the adoption of FAS 161 will have no financial statement impact. In addition, the Company's derivatives are generally

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

*Business Combinations*

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"), which replaces FAS No. 141, "Business Combinations," as issued in 2001. FAS 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

FAS 141R also amends or eliminates various other authoritative literature.

The provisions of FAS 141R are effective for fiscal years beginning on or after December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after January 1, 2009.

*Equity Method Investment Accounting*

In November 2008, the EITF reached consensus on EITF 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment;

The provisions of EITF 08-6 are effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. As such, this standard will impact Company acquisitions or changes in ownership with regards to equity investments that occur on or after January 1, 2009. The Company is currently in the process of determining the impact of the other-than-temporary impairment provisions.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Reclassifications*

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

*Investments*

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, VOBA, and deferred income taxes.

*Other-Than-Temporary Impairments*

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the EITF 99-20. Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the last remeasurement date.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments were reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments were reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes. During 2008, due to the current economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation*

The fair values for the actively traded marketable fixed maturities are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset.

The fair values for actively traded equity securities are based on quoted market prices.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value primarily using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

### *Deferred Policy Acquisition Costs and Value of Business Acquired*

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with SOP 05-1.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Property and Equipment*

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2008 and 2007, total accumulated depreciation and amortization was $103.0 and $120.7, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

|  | Estimated Useful Lives |
|---|---|
| Buildings | 40 years |
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |
| Software | 3 years |

### *Reserves*

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and ranged from 1.6% to 7.8% for the years 2008, 2007, and 2006. Certain reserves may also include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2008, given the current economic environment, which resulted in significant net realized and unrealized losses, the Company did not include net unrealized and unamortized realized losses associated with experience-rated contracts in Future policy benefits and claims reserves. The net unrealized losses are reflected in Accumulated other comprehensive (loss) income, and the amortization of the unamortized realized losses have been recorded in Interest credited and other benefits to contractholders. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2008, 2007, and 2006, reserve interest rates ranged from 5.3% to 5.9%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

*Revenue Recognition*

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2008 and 2007, unrealized capital losses of $53.2 and $11.0, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business.  Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks.  The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers.  Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.5 billion and $2.6 billion at December 31, 2008 and 2007, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

*Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items.  Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

2.    **Investments**

*Fixed Maturities and Equity Securities*

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

|  | Amortized Cost | | Gross Unrealized Capital Gains | | Gross Unrealized Capital Losses | | Fair Value | |
|---|---|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | | | |
| U.S. Treasuries | $ | 1,391.4 | $ | 84.5 | $ | 0.9 | $ | 1,475.0 |
| U.S. government agencies and authorities | | 797.1 | | 77.2 | | 1.2 | | 873.1 |
| State, municipalities, and political subdivisions | | 72.9 | | 0.3 | | 17.7 | | 55.5 |
| U.S. corporate securities: | | | | | | | | |
| Public utilities | | 1,112.4 | | 4.4 | | 117.6 | | 999.2 |
| Other corporate securities | | 3,986.2 | | 85.6 | | 436.6 | | 3,635.2 |
| Total U.S. corporate securities | | 5,098.6 | | 90.0 | | 554.2 | | 4,634.4 |
| Foreign securities[1]: | | | | | | | | |
| Government | | 397.8 | | 4.3 | | 61.4 | | 340.7 |
| Other | | 2,188.5 | | 27.0 | | 274.0 | | 1,941.5 |
| Total foreign securities | | 2,586.3 | | 31.3 | | 335.4 | | 2,282.2 |
| Residential mortgage-backed securities | | 3,412.6 | | 153.6 | | 266.7 | | 3,299.5 |
| Commercial mortgage-backed securities | | 1,604.0 | | 0.1 | | 370.5 | | 1,233.6 |
| Other asset-backed securities | | 830.2 | | 9.0 | | 214.9 | | 624.3 |
| Total fixed maturities, including securities pledged | | 15,793.1 | | 446.0 | | 1,761.5 | | 14,477.6 |
| Less: securities pledged | | 1,160.5 | | 72.7 | | 7.8 | | 1,225.4 |
| Total fixed maturities | | 14,632.6 | | 373.3 | | 1,753.7 | | 13,252.2 |
| Equity securities | | 247.7 | | 1.0 | | 8.4 | | 240.3 |
| Total investments, available-for-sale | $ | 14,880.3 | $ | 374.3 | $ | 1,762.1 | $ | 13,492.5 |

[1] Primarily U.S. dollar denominated.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2007.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 11.2 | $ 0.7 | $ - | $ 11.9 |
| U.S. government agencies and authorities | 0.6 | - | - | 0.6 |
| State, municipalities, and political subdivisions | 66.1 | 0.1 | 2.2 | 64.0 |
| | | | | |
| U.S. corporate securities: | | | | |
| Public utilities | 1,049.1 | 10.8 | 15.6 | 1,044.3 |
| Other corporate securities | 3,855.1 | 46.1 | 65.2 | 3,836.0 |
| Total U.S. corporate securities | 4,904.2 | 56.9 | 80.8 | 4,880.3 |
| | | | | |
| Foreign securities[1]: | | | | |
| Government | 379.3 | 17.1 | 6.6 | 389.8 |
| Other | 1,955.8 | 29.9 | 40.3 | 1,945.4 |
| Total foreign securities | 2,335.1 | 47.0 | 46.9 | 2,335.2 |
| | | | | |
| Residential mortgage-backed securities | 4,146.1 | 101.8 | 63.5 | 4,184.4 |
| Commercial mortgage-backed securities | 1,927.3 | 10.7 | 52.3 | 1,885.7 |
| Other asset-backed securities | 924.3 | 5.5 | 41.5 | 888.3 |
| | | | | |
| Total fixed maturities, including securities pledged | 14,314.9 | 222.7 | 287.2 | 14,250.4 |
| Less: securities pledged | 940.2 | 8.0 | 14.1 | 934.1 |
| Total fixed maturities | 13,374.7 | 214.7 | 273.1 | 13,316.3 |
| Equity securities | 440.1 | 13.8 | 7.5 | 446.4 |
| | | | | |
| Total investments, available-for-sale | $ 13,814.8 | $ 228.5 | $ 280.6 | $ 13,762.7 |

[1] Primarily U.S. dollar denominated.

At December 31, 2008 and 2007, net unrealized losses were $1,322.9 and $58.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. During 2008, as a result of the current economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves. At December 31, 2007, $16.4 of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2008, are shown below by contractual maturity.  Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

|  | Amortized Cost | | Fair Value | |
|---|---|---|---|---|
| Due to mature: | | | | |
| One year or less | $ | 273.3 | $ | 271.5 |
| After one year through five years | | 3,751.8 | | 3,576.2 |
| After five years through ten years | | 3,546.6 | | 3,344.4 |
| After ten years | | 2,374.6 | | 2,128.1 |
| Mortgage-backed securities | | 5,016.6 | | 4,533.1 |
| Other asset-backed securities | | 830.2 | | 624.3 |
| Less: securities pledged | | 1,160.5 | | 1,225.4 |
| Fixed maturities, excluding securities pledged | $ | 14,632.6 | $ | 13,252.2 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2008 or 2007.

At December 31, 2008 and 2007, fixed maturities with fair values of $14.2 and $13.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults.  The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated.  At December 31, 2008 and 2007, approximately 13.0% and 11.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

*Transfer of Alt-A RMBS Participation Interest*

On January 26, 2009, ING  announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS").  Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $775.1 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction").  As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio.  The risk transfer to the Dutch State will take place at a discount of approximately 10% of par value.  In addition, under the Back-up Facility, other fees will

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

be paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. Subject to documentation and regulatory approvals, the ING-Dutch State Transaction is expected to close by the end of March 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and pay a periodic transaction fee, and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of $4.2 will be sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II will sell to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. Subject to documentation and regulatory approval, the Step 1 Cash Transfer is expected to close by the end of March 2009 contemporaneous with the closing of the ING-Dutch State Transaction.

Since the Company had the intent to sell a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer as of December 31, 2008, the Company recognized $253.2 in other-than-temporary impairments with respect to the 80% participation interest in its Designated Securities Portfolio that it expects to convey as part of the ING-Dutch State Transaction and the Step 1 Cash Transfer. The Company expects to recognize a gain in the estimated range of $220.0 to $240.0 upon the closing of the ING-Dutch State Transaction and the Step 1 Cash Transfer.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

*Equity Securities*

Equity securities, available-for-sale, included investments with fair values of $141.0 and $279.5 in ING proprietary funds as of December 31, 2008 and 2007, respectively.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the Consolidated Balance Sheets. At December 31, 2008 and 2007, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and $757.6, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $613.9 and $734.8 at December 31, 2008 and 2007, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. At December 31, 2008 and 2007, the Company did not have any reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2008 and 2007. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2008 and 2007, the fair value of loan securities was $474.8 and $176.5, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Unrealized Capital Losses*

Unrealized capital losses in fixed maturities at December 31, 2008 and 2007, were primarily related to the effects of interest rate movement or spread widening on mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2008 and 2007.

| **2008** | **Less than Six Months Below Amortized Cost** | | **More than Six Months and less than Twelve Months Below Amortized Cost** | | **More than Twelve Months Below Amortized Costs** | | **Total Unrealized Capital Loss** | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 144.2 | $ | 381.7 | $ | 383.5 | $ | 909.4 |
| Mortgage and other asset-backed securities | | 65.3 | | 188.5 | | 598.3 | | 852.1 |
| Total unrealized capital losses | $ | 209.5 | $ | 570.2 | $ | 981.8 | $ | 1,761.5 |
| Fair value | $ | 2,999.6 | $ | 3,446.7 | $ | 2,964.2 | $ | 9,410.5 |

| **2007** | **Less than Six Months Below Amortized Cost** | | **More than Six Months and less than Twelve Months Below Amortized Cost** | | **More than Twelve Months Below Amortized Costs** | | **Total Unrealized Capital Loss** | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 18.8 | $ | 62.3 | $ | 48.8 | $ | 129.9 |
| Mortgage and other asset-backed securities | | 30.1 | | 69.0 | | 58.2 | | 157.3 |
| Total unrealized capital losses | $ | 48.9 | $ | 131.3 | $ | 107.0 | $ | 287.2 |
| Fair value | $ | 2,256.2 | $ | 2,217.7 | $ | 3,612.1 | $ | 8,086.0 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 79.2% of the average book value. In addition, this category includes 1,243 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2008. The value of the Company's fixed maturities declined $534.2, before tax and DAC, from December 31, 2008 though February 28, 2009, due to further widening of credit spreads. This decline in fair value includes $81.7 related to the Company's investments in commercial mortgage-backed securities.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Other-Than-Temporary Impairments*

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ - | - | $ - | - | $ 6.4 | 4 |
| U.S. corporate | 283.2 | 233 | 36.3 | 113 | 24.4 | 67 |
| Foreign | 108.9 | 94 | 19.1 | 54 | 4.2 | 10 |
| Residential mortgage-backed | 349.3 | 194 | 7.1 | 30 | 16.6 | 76 |
| Other asset-backed | 245.6 | 64 | 10.5 | 21 | 7.0 | 1 |
| Equity securities | 55.1 | 17 | - | - | 0.1 | 3 |
| Limited partnerships | 6.6 | 6 | 3.0 | 1 | - | - |
| Mortgage loans on real estate | 3.8 | 1 | - | - | - | - |
| Total | $ 1,052.5 | 609 | $ 76.0 | 219 | $ 58.7 | 161 |

The above schedule includes $235.8, $16.4, and $16.1 for the years ended December 31, 2008, 2007, and 2006, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $816.7, $59.6, and $42.6 in write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value.

The following table summarizes these write-downs recognized by type for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ - | - | $ - | - | $ 6.4 | 4 |
| U.S. corporate | 204.5 | 180 | 31.6 | 102 | 24.4 | 67 |
| Foreign | 81.3 | 78 | 19.1 | 54 | 4.2 | 10 |
| Residential mortgage-backed | 291.8 | 128 | 2.6 | 2 | 0.6 | 1 |
| Other asset-backed | 239.1 | 43 | 6.3 | 16 | 7.0 | 1 |
| Total | $ 816.7 | 429 | $ 59.6 | 174 | $ 42.6 | 83 |

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2008, 2007, and 2006 was $2,136.5, $1,210.8, and $704.4, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Net Investment Income*

Sources of Net investment income were as follows for the years ended December 31, 2008, 2007, and 2006.

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ 1,020.6 | $ 895.5 | $ 969.0 |
| Equity securities, available-for-sale | (13.2) | 38.5 | 10.5 |
| Mortgage loans on real estate | 116.0 | 118.5 | 93.6 |
| Real estate | 9.0 | - | - |
| Policy loans | 14.2 | 14.1 | 13.2 |
| Short-term investments and cash equivalents | 4.5 | 2.2 | 2.4 |
| Other | 12.7 | 88.3 | 44.5 |
| Gross investment income | 1,163.8 | 1,157.1 | 1,133.2 |
| Less: investment expenses | 80.1 | 102.4 | 103.5 |
| Net investment income | $ 1,083.7 | $ 1,054.7 | $ 1,029.7 |

### *Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2008, 2007, and 2006.

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ (990.8) | $ (50.3) | $ (67.0) |
| Equity securities, available-for-sale | (81.0) | 6.4 | 9.3 |
| Derivatives | (187.0) | (123.0) | (3.9) |
| Other | (18.7) | (2.6) | - |
| Less: allocation to experience-rated contracts | 624.4 | 141.9 | (64.6) |
| Net realized capital (loss) gains | $ (653.1) | $ (27.6) | $ 3.0 |
| After-tax net realized capital (loss) gains | $ (424.5) | $ (17.9) | $ 2.0 |

The increase in Net realized capital losses for the year ended December 31, 2008, was primarily due to higher credit and intent related impairments of fixed maturities driven by the widening of credit spreads. In addition, the Company experienced losses on equity securities mainly due to the poor market performance and losses on interest rate swaps due to lower LIBOR rates in 2008.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008, as a result of the current economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2008, the Company fully amortized $624.4 of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 and $164.5 at December 31, 2007 and 2006, respectively, and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, excluding those related to experience-related contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Proceeds on sales | $ 12,649.0 | $ 5,738.8 | $ 6,481.2 |
| Gross gains | 120.0 | 66.4 | 109.0 |
| Gross losses | (234.4) | (101.2) | 110.9 |

3.    **Financial Instruments**

*Fair Value Measurements*

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

*Fair Value Hierarchy*

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

▪ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪ Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

a)  Quoted prices for similar assets or liabilities in active markets;
b)  Quoted prices for identical or similar assets or liabilities in non-active markets;
c)  Inputs other than quoted market prices that are observable; and
d)  Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

| | Level 1 | Level 2 | Level 3[1] | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 1,481.7 | $ 10,704.3 | $ 2,291.6 | $ 14,477.6 |
| Equity securities, available-for-sale | 240.3 | - | - | 240.3 |
| Other investments (primarily derivatives) | - | 235.2 | - | 235.2 |
| Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement | 729.3 | - | - | 729.3 |
| Assets held in separate accounts | 30,547.6 | 5,380.1 | - | 35,927.7 |
| Total | $ 32,998.9 | $ 16,319.6 | $ 2,291.6 | $ 51,610.1 |
| | | | | |
| Liabilities: | | | | |
| Product guarantees | $ - | $ - | $ 220.0 | $ 220.0 |
| Other liabilities (primarily derivatives) | - | 470.5 | 73.6 | 544.1 |
| Total | $ - | $ 470.5 | $ 293.6 | $ 764.1 |

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis.  Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

### *Valuation of Financial Assets and Liabilities*

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in FAS 157.  Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs.  The valuations obtained from the brokers are non-binding.  The valuations are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset. Due to the lack of corroborating evidence to support a higher level, these bonds are classified as Level 3 assets.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A mortgage-backed securities, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. However, the Company determined that the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.

At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled $9,069.0.

*Equity securities, available-for-sale*: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

*Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement*: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

*Other financial instruments reported as assets and liabilities*: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. These assets and liabilities are classified as Level 2.

*Product guarantees*: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with FAS 133. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in FAS 157. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2008, the credit ratings of ING and the Company changed in relation to prior periods, which resulted in substantial changes in the valuation of the reserves for product guarantees.

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"). FAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Policy loans*: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

*Investment contract liabilities (included in Future policy benefits and claim reserves)*:

*With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

*Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2008 and 2007.

| | 2008 | | 2007 | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 14,477.6 | $ 14,477.6 | $ 14,250.4 | $ 14,250.4 |
| Equity securities, available-for-sale | 240.3 | 240.3 | 446.4 | 446.4 |
| Mortgage loans on real estate | 2,107.8 | 2,027.9 | 2,089.4 | 2,099.3 |
| Policy loans | 267.8 | 267.8 | 273.4 | 273.4 |
| Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement | 729.3 | 729.3 | 622.9 | 622.9 |
| Other investments | 749.1 | 749.1 | 670.9 | 670.9 |
| Assets held in separate accounts | 35,927.7 | 35,927.7 | 48,091.2 | 48,091.2 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 1,529.4 | 1,610.6 | 1,251.1 | 1,308.7 |
| Without a fixed maturity | 15,611.8 | 17,237.9 | 13,421.9 | 13,379.1 |
| Derivatives | 544.1 | 544.1 | 200.3 | 200.3 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by FAS 157). These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2008.

| | Fixed Maturities | Derivatives | Product Guarantees |
|---|---|---|---|
| Balance at January 1, 2008 | $ 1,737.6 | $ - | $ (76.4) |
| Capital gains (losses): | | | |
| Net realized capital gains (losses) | (72.6) [1] | (29.3) | (139.6) [3] |
| Net unrealized capital (losses) gains [2] | 71.8 | - | - |
| Total net realized and unrealized capital losses | (0.8) | (29.3) | (139.6) |
| | | | |
| Purchases, sales, issuances, and settlements, net | (171.7) | 21.5 | (4.0) |
| Transfer in (out) of Level 3 | 726.5 | (65.8) | - |
| Balance at December 31, 2008 | $ 2,291.6 | $ (73.6) | $ (220.0) |

[1] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

For the year ended December 31, 2008, the value of the liability increased due to increased credit spreads, increased interest rate volatility and decreased interest rates. As of December 31, 2008, the net realized gains attributable to credit risk were $107.9. The unrealized capital losses on fixed maturities were driven by the widening of credit spreads.

During 2008, the Company determined that the classification within the valuation hierarchy related to the subprime and Alt-A mortgage-backed securities within the RMBS portfolio should be changed due to market inactivity. This change is presented as transfers into Level 3 in the table above and discussed in more detail in the previous disclosure regarding RMBS.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

## *Derivative Financial Instruments*

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2008** | **2007** | **2008** | **2007** |
| *Interest Rate Swaps* | | | | |
| Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. | 7,207.2 | 7,680.0 | $ (232.0) | $ (111.6) |
| *Foreign Exchange Swaps* | | | | |
| Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually. | 199.5 | 224.5 | (18.6) | (45.3) |
| *Credit Default Swaps* | | | | |
| Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. | 341.1 | 335.9 | (58.9) | (8.8) |
| *Forwards* | | | | |
| Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards). | 263.0 | - | 3.3 | - |

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| *Swaptions* | | | | |
| Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligation portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date. | 2,521.5 | 542.3 | $ 5.1 | $ 0.2 |
| *Futures* | | | | |
| Futures contracts are used to hedge against a decrease in certain equity indices. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under FAS 133 and FAS 157 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses). | 580.6 | - | (7.8) | - |
| *Embedded Derivatives* | | | | |
| The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. | | | | |
| Within securities | N/A* | N/A* | 123.7 | 40.8 |
| Within annuity products | N/A* | N/A* | 180.0 | 78.1 |

\* N/A - not applicable.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Credit Default Swaps*

The Company has entered into various credit default swaps to assume credit exposure to certain assets that the Company does not own.  Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments.   These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties.   The Company's collateral positions are tracked by the International Swaps and Derivatives Associations, Inc. ("ISDA").  To the extent cash collateral was received, it was included in the Collateral held, including payables under securities loan agreement on the Balance Sheets and was reinvested in short-term investments.  The source of non-cash collateral posted was investment grade bonds of the entity.  Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations.  In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.  At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Other investments and Other liabilities, respectively, on the Consolidated Balance Sheets.  As of December 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $161.0.

*Embedded Derivative in Credit-Linked Note*

The Company owns a 3-year credit-linked note arrangement, whereby the Company agrees to reimburse the guaranteed party upon payment default of the referenced obligation.  Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement.  The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $30.0.

*Variable Interest Entities*

The Company holds VIEs for investment purposes in the form of private placement securities, structured securities, securitization transactions, and limited partnerships.  Consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of these VIEs.  Rather, the VIEs are accounted for using the cost or equity method of accounting.  Investments in limited partnerships are included in Limited partnerships/corporations on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**4.      Deferred Policy Acquisition Costs and Value of Business Acquired**

Activity within DAC was as follows for the years ended December 31, 2008, 2007, and 2006.

| | | |
|---|---|---:|
| Balance at January 1, 2006 | $ | 511.4 |
| Deferrals of commissions and expenses | | 136.0 |
| Amortization: | | |
| Amortization | | (62.1) |
| Interest accrued at 6% to 7% | | 37.5 |
| Net amortization included in the Consolidated Statements of Operations | | (24.6) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (0.2) |
| Balance at December 31, 2006 | | 622.6 |
| Deferrals of commissions and expenses | | 147.1 |
| Amortization: | | |
| Amortization | | (80.9) |
| Interest accrued at 5% to 7% | | 44.8 |
| Net amortization included in the Consolidated Statements of Operations | | (36.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 1.0 |
| Implementation of SOP 05-1 | | (6.0) |
| Balance at December 31, 2007 | | 728.6 |
| Deferrals of commissions and expenses | | 168.7 |
| Amortization: | | |
| Amortization | | (112.5) |
| Interest accrued at 5% to 7% | | 50.6 |
| Net amortization included in the Consolidated Statements of Operations | | (61.9) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 30.1 |
| Balance at December 31, 2008 | $ | 865.5 |

The estimated amount of DAC to be amortized, net of interest, is $50.8, $59.0, $61.7, $59.6, and $58.5, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2008, 2007, and 2006.

| | | |
|---|---|---|
| Balance at January 1, 2006 | $ | 1,291.7 |
| Deferrals of commissions and expenses | | 46.2 |
| Amortization: | | |
| Amortization | | (82.4) |
| Interest accrued at 5% to 7% | | 85.7 |
| Net amortization included in the Consolidated Statements of Operations | | 3.3 |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (1.0) |
| Balance at December 31, 2006 | | 1,340.2 |
| Deferrals of commissions and expenses | | 40.5 |
| Amortization: | | |
| Amortization | | (177.3) |
| Interest accrued at 5% to 7% | | 84.2 |
| Net amortization included in the Consolidated Statements of Operations | | (93.1) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 2.9 |
| Implementation of SOP 05-1 | | (37.3) |
| Balance at December 31, 2007 | | 1,253.2 |
| Deferrals of commissions and expenses | | 33.3 |
| Amortization: | | |
| Amortization | | (144.2) |
| Interest accrued at 5% to 7% | | 77.2 |
| Net amortization included in the Consolidated Statements of Operations | | (67.0) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 613.0 |
| Balance at December 31, 2008 | $ | 1,832.5 |

The estimated amount of VOBA to be amortized, net of interest, is $59.9, $69.9, $75.7, $73.7, and $71.8, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

*Analysis of DAC and VOBA*

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits.  The increase in Net amortization of DAC and VOBA for the year ended December 31, 2007, was primarily driven by unfavorable unlocking of $131.3 attributable to an increase in actual gross profits related to higher fee income and fixed margins in 2007.

The decrease in Net amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions.  In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**5.    Dividend Restrictions and Shareholder's Equity**

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2008, ILIAC did not pay any dividends to its Parent.  During 2007 and 2006, ILIAC paid $145.0, and $256.0, respectively, in dividends on its common stock to its Parent.

During 2006, Lion contributed to ILIAC, DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests.  During 2008, 2007, and 2006, ILIAC did not receive any cash capital contributions from its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion.  On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States.  Statutory net (loss) income was $(428.4), $245.5, and $138.3, for the years ended December 31, 2008, 2007, and 2006, respectively.  Statutory capital and surplus was $1,524.6 and $1,388.0 as of December 31, 2008 and 2007, respectively.  As specifically permitted by statutory accounting policies, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

During 2008, the Company received a permitted practice regarding deferred income taxes, which modified the accounting prescribed by the National Association of Insurance Commissioners by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. This permitted practice expires on December 15, 2009. This permitted practice increased admitted assets and statutory surplus by $58.4 for the year ended December 31, 2008.  The benefits of this permitted practice may not be considered by the Company when determining surplus available for dividends.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Department also has the ability to revise certain reserving requirements at its discretion. Due to the financial crisis and related federal government interest rate actions, the Department provided the Company and other domestic life insurers the opportunity to elect to use a formula for the discount rate for statutory reserve and reserve related calculations that resulted in the discount rate being floored at 3.25% for December 31, 2008; the formula stipulated by the Department was such that the discount rate was to equal the greater of 3.25% or 105% of the otherwise applicable spot rate; this reserve relief reduces statutory reserves and increases surplus by approximately $700.0. This reserve relief is available for the period from December 31, 2008 through September 30, 2009 and is not a permitted practice. The Company also discloses that, as in prior years, its asset adequacy analysis associated with these reserves is favorable.

6.  **Additional Insurance Benefits and Minimum Guarantees**

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively. As of December 31, 2007, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $7.1 billion and $80.4, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2008 and 2007, was $6.5 billion and $7.1 billion, respectively.

7.  **Income Taxes**

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING AIH and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current tax expense (benefit): | | | |
| Federal | $ (121.8) | $ 28.6 | $ 23.3 |
| State | (18.1) | (9.0) | 20.0 |
| Total current tax (benefit) expense | (139.9) | 19.6 | 43.3 |
| Deferred tax expense: | | | |
| Federal | 31.6 | 36.4 | 79.4 |
| Total deferred tax expense | 31.6 | 36.4 | 79.4 |
| Total income tax (benefit) expense | $ (108.3) | $ 56.0 | $ 122.7 |

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2008, 2007 and 2006:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| (Loss) income before income taxes | $ (1,138.5) | $ 274.4 | $ 424.5 |
| Tax rate | 35.0% | 35.0% | 35.0% |
| Income tax (benefit) expense at federal statutory rate | (398.5) | 96.0 | 148.6 |
| Tax effect of: | | | |
| Dividend received deduction | (15.5) | (26.2) | (36.5) |
| IRS audit settlement | (10.1) | - | - |
| State audit settlement | (12.6) | (21.8) | - |
| State tax expense | 1.3 | - | 13.0 |
| Tax valuation allowance | 333.0 | - | - |
| Other | (5.9) | 8.0 | (2.4) |
| Income tax (benefit) expense | $ (108.3) | $ 56.0 | $ 122.7 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2008 and 2007, are presented below.

|  | 2008 | | 2007 | |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Insurance reserves | $ | 217.2 | $ | 216.6 |
| Net unrealized capital loss | | 503.8 | | 8.5 |
| Unrealized losses allocable to experience-rated contracts | | - | | 5.7 |
| Investments | | 294.7 | | 6.7 |
| Postemployment benefits | | 67.4 | | 65.5 |
| Compensation | | 42.5 | | 37.7 |
| Other | | 3.9 | | 32.9 |
| Total gross assets before valuation allowance | | 1,129.5 | | 373.6 |
| Less: valuation allowance | | (333.0) | | (6.4) |
| Assets, net of valuation allowance | | 796.5 | | 367.2 |
| Deferred tax liabilities: | | | | |
| Value of business acquired | | (653.3) | | (438.5) |
| Deferred policy acquisition costs | | (244.3) | | (204.6) |
| Total gross liabilities | | (897.6) | | (643.1) |
| Net deferred income tax asset (liability) | $ | (101.1) | $ | (275.9) |

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes. Due to changes in classification during 2008, the amount for the 2007 table above were reclassified in order to allow for more effective comparison.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2008 and 2007, the Company had a tax valuation allowance of $328.0 and $0, respectively, related to realized capital losses, which is included in Net (loss) income. The valuation allowance includes $106.7 related to impairments of securities designated in the ING-Dutch State Transaction, which has established pending uncertainties regarding the closing of the transaction. As of December 31, 2008 and 2007, the Company had a valuation allowance of $0 and $6.4, respectively, related to unrealized capital losses on investments, which is included in Accumulated Other Comprehensive Income (Loss). In 2008, the Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

### Tax Sharing Agreement

ILIAC had a receivable of $38.6 and payable $56.8 to ING AIH at December 31, 2008 and 2007, respectively, for federal income taxes under the inter-company tax sharing agreement.

See Related Party Transactions footnote for more information.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Unrecognized Tax Benefits*

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2008 and 2007 are as follows:

|  | 2008 | 2007 |
|---|---|---|
| Balance at January 1 | $ 47.4 | $ 68.0 |
| Additions for tax positions related to current year | 2.4 | 2.9 |
| Additions for tax positions related to prior years | 2.2 | - |
| Reductions for tax positions related to prior years | (20.7) | (23.5) |
| Reductions for settlements with taxing authorities | (9.2) | - |
| Balance at December 31 | $ 22.1 | $ 47.4 |

The Company had $23.1 and $42.6 of unrecognized tax benefits as of December 31, 2008 and 2007, respectively, that would affect the Company's effective tax rate if recognized.

*Interest and Penalties*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had accrued interest of $3.8 and $16.9 as of December 31, 2008 and 2007, respectively. The decrease in accrued interest during the year ended December 31, 2008 primarily related to the settlement of the 2002 and 2003 IRS audit and the 1995 through 2000 New York state audit.

*Tax Regulatory Matters*

The Company is under audit by the IRS for tax years 2004 through 2008, and is subject to state audit in New York for years 2001 through 2006. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS and New York examinations, it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $14.5 can not be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Deferred income of $17.2 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

8.      **Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. However, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Plan. The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $14.0, $17.2, and $23.8, for 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

*Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

acquisition of CitiStreet by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $10.3, $10.1, and $9.7, for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

### *Non-Qualified Retirement Plans*

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

### *Obligations and Funded Status*

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008 and 2007.

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
### Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

|  | 2008 | 2007 |
|---|---|---|
| Change in Projected Benefit Obligation: |  |  |
| Projected benefit obligation, January 1 | $ 85.6 | $ 97.7 |
| Interest cost | 5.2 | 5.4 |
| Benefits paid | (11.6) | (9.3) |
| Post service cost-unrecognized | 0.2 | - |
| Actuarial gain (loss) on obligation | 15.5 | (8.2) |
| Projected benefit obligation, December 31 | $ 94.9 | $ 85.6 |
| Fair Value of Plan Assets: |  |  |
| Fair value of plan assets, December 31 | $ - | $ - |

Amounts recognized in the Consolidated Balance Sheets consist of:

|  | 2008 | 2007 |
|---|---|---|
| Accrued benefit cost | $ (94.9) | $ (85.6) |
| Intangible assets | - | - |
| Accumulated other comprehensive income | 20.0 | 4.9 |
| Net amount recognized | $ (74.9) | $ (80.7) |

At December 31, 2008 and 2007, the projected benefit obligation was $94.9 and $85.6, respectively.

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2008 and 2007 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

|  | 2008 | 2007 |
|---|---|---|
| Discount rate at end of period | 6.50% | 6.50% |
| Rate of compensation increase | 4.00% | 4.20% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2008, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by FAS No. 87, "Employers' Accounting for Pensions", the 6.5% discount rate will also be used to determine the Company's 2008 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Discount rate | 6.50% | 5.90% | 6.00% |
| Rate of increase in compensation levels | 4.00% | 4.20% | 4.00% |

The weighted average assumptions used in calculating the net pension cost for 2008 were, as indicated above, a 6.0% discount rate and a 4.0% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008, 2007, and 2006, were as follows:

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Interest cost | $ 5.2 | $ 5.4 | $ 5.5 |
| Net actuarial loss recognized in the year | - | 0.7 | 2.0 |
| Unrecognized past service cost recognized in the year | - | - | 0.2 |
| The effect of any curtailment or settlement | 0.5 | 0.4 | 0.4 |
| Net periodic benefit cost | $ 5.7 | $ 6.5 | $ 8.1 |

*Cash Flows*

In 2009, the employer is expected to contribute $4.3 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2009 through 2013, and thereafter through 2018, are estimated to be $4.3, $4.4, $5.0, $5.1, $5.1, and $26.4, respectively.

*Other*

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

**Stock Option and Share Plans**

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue to occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.1, $4.5, and $10.1, for the years ended December 31, 2008, 2007, and 2006 respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

For leo, the Company recognized tax benefits of $0.7, $3.2, and $0.1, in 2008, 2007, and 2006, respectively.

### *Other Benefit Plans*

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2008, 2007, and 2006, were $1.4, $0.4, and $1.4, respectively.

### 9. Related Party Transactions

### *Operating Agreements*

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $58.4, $60.5, and $62.2, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $175.3, $167.9, and $175.3, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2008, 2007, and 2006, net expenses related to the agreement were incurred in the amount of $19.6, $21.7, and $12.4, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2008, 2007, and 2006, commissions were collected in the amount of $622.5, $568.4, and $429.2. Such commissions are, in turn, paid to broker-dealers.
- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue associated with ING USA deposits into ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred under these services agreements in the amount of $156.2, $124.4, and $70.8, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $14.9, $13.1, and $8.8, respectively.

*Investment Advisory and Other Fees*

During 2006, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $245.1, $312.7, and $289.9, (excludes fees paid to ING Investment Management Co.) in 2008, 2007, and 2006, respectively.

DSL has been retained by ING Investors Trust (the "Trust"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to the Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets of the Trust. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to the Trust and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2008, 2007, and 2006, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $323.8, $343.8, and $233.9, respectively. At December 31, 2008 and 2007, DSL had $18.6 and $26.7, respectively, receivable from the Trust under the management agreement.

### *Financing Agreements*

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $0.2, $3.9, and $1.8, for the years ended December 31, 2008, 2007, and 2006, respectively, and earned interest income of $4.8, $1.7, and $3.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2008, ILIAC had $13.0 due to ING AIH under the reciprocal loan agreement and no amounts due as of December 31, 2007. At December 31, 2008 and 2007, ILIAC had no amount due from ING AIH under the reciprocal loan agreement.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At December 31, 2008 and 2007, the amount of the loan outstanding was $4.9 and $9.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

*Note with Affiliate*

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2008, 2007, and 2006 was $11.1.

**Tax Sharing Agreements**

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006 and 2005, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

### 10. Financing Agreements

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $100.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. As of October 31, 2008, the Company had not formally renewed this line-of-credit, which subsequently expired on this date.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. Effective November 19, 2008, the Company discontinued this line-of-credit.

Also see Financing Agreements in the Related Party Transactions footnote.

### 11. Reinsurance

At December 31, 2008, the Company had reinsurance treaties with 7 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2008, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.0 and $16.1 were maintained for this contract as of December 31, 2008 and 2007, respectively.

Reinsurance ceded in force for life mortality risks were $19.6 billion and $20.9 billion at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, net receivables were comprised of the following:

| | 2008 | 2007 |
|---|---|---|
| Claims recoverable from reinsurers | $ 2,506.6 | $ 2,595.2 |
| Payable for reinsurance premiums | (0.9) | (0.9) |
| Reinsured amounts due to reinsurer | (0.4) | (5.9) |
| Reserve credits | - | 0.1 |
| Other | 0.3 | 5.9 |
| Total | $ 2,505.6 | $ 2,594.4 |

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2008, 2007, and 2006.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Deposits ceded under reinsurance | $ 174.4 | $ 188.5 | $ 199.0 |
| Premiums ceded under reinsurance | 0.3 | 0.4 | 0.5 |
| Reinsurance recoveries | 309.0 | 419.7 | 359.0 |

## 12.   Commitments and Contingent Liabilities

### *Leases*

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases, the longest term of which expires in 2014. However, all operating leases were terminated or consolidated by ING AIH during the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases.

For the years ended December 31, 2008, 2007, and 2006, rent expense for leases was $6.1, $17.7, and $17.8, respectively. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company. As of December 31, 2008, the Company's expenses will be paid for by an affiliate and allocated back to the Company.

For more information on the lease terminations, see the Restructuring Charges footnote.

### *Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, $253.7 of which was with related parties. At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $357.8, $226.6 of which was with related parties. During 2008 and 2007, $81.3 and $87.3, respectively, was funded to related parties under off-balance sheet commitments.

### *Financial Guarantees*

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum liability to the Company under the guarantee was $30.0.

### *Cash Collateral*

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2008, the Company held $4.4 of cash collateral, which was included in Collateral held, including payables under securities loan agreement. As of December 31, 2007, the Company delivered $18.8 of cash

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

collateral, which was included in Short-term investments under securities loan agreement, including collateral delivered, on the Consolidated Balance Sheets.

### *Litigation*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### *Other Regulatory Matters*

#### *Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

#### *Insurance and Retirement Plan Products and Other Regulatory Matters*

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 13.    Restructuring Charges

*2008 CitiStreet Integration*

During the third quarter, integration initiatives related to the acquisition of CitiStreet by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs.  In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations.  The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

The following table illustrates the restructuring reserves and charges for the period ended December 31, 2008.

| | | |
|---|---:|---|
| Restructuring reserve at inception | $ | - |
| Restructuring charges: | | |
| Employee severance and termination benefits | 11.2 | [1] |
| Future rent on non-cancelable leases | 1.5 | [2] |
| Total restructuring charges | 12.7 | |
| Other charges | - | |
| Intercompany charges and payments | (2.5) | [3] |
| Payments applied against reserve | (1.9) | [4] |
| Restructuring reserve at December 31, 2008 | $ 8.3 | |

[1]   Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2]   Amounts represent intercompany expense allocations from ING AIH.  The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009.

[3]   Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company.  Payments were made through ING's intercompany cash settlement process.

[4]   Amounts represent payments to employees of the Company, as well as reversals of severance reserves.

The Company estimates the completion of these integration and restructuring activities by January 30, 2010.

*2009 Expense and Staff Reductions*

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company.  Due to the staff reductions, curtailment of pension benefits shall occur during the first quarter of 2009, which will result in the recognition of a loss related to unrecognized prior service costs. The effect of the curtailment on the Company's earnings is anticipated to be less than $0.1. The Company anticipates that these restructuring activities in regards to its operations will be complete by February 10, 2010 with total estimated costs of $5.8.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

## 14. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2008, 2007, and 2006.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net unrealized capital gains (losses): | | | |
| Fixed maturities, available-for-sale | $ (1,315.5) | $ (64.5) | $ (44.6) |
| Equity securities, available-for-sale | (7.4) | 6.3 | 18.1 |
| DAC/VOBA adjustment on available-for-sale securities | 650.9 | 7.8 | 3.9 |
| Sales inducements adjustment on available-for-sale securities | 2.4 | 0.2 | 0.1 |
| Premium deficiency reserve adjustment | - | - | (37.5) |
| Other investments | (0.3) | (0.7) | 0.8 |
| Less: allocation to experience-rated contracts | - | (16.4) | (52.4) |
| Unrealized capital gains (losses), before tax | (669.9) | (34.5) | (6.8) |
| Deferred income tax asset (liability) | 205.8 | 12.1 | 2.4 |
| Asset valuation allowance | - | (6.4) | - |
| Net unrealized capital gains (losses) | (464.1) | (28.8) | (4.4) |
| Pension liability, net of tax | (18.0) | (5.0) | (9.6) |
| Accumulated other comprehensive (loss) income | $ (482.1) | $ (33.8) | $ (14.0) |

During 2008, as a result of the current market conditions, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves. At December 31, 2008, there are no net unrealized losses allocated to experience-rated contracts. Net unrealized capital gains (losses) allocated to experience-rated contracts of $(16.4) at December 31, 2007, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ (1,251.0) | $ (19.9) | $ (26.6) |
| Equity securities, available-for-sale | (13.7) | (11.8) | 14.9 |
| DAC/VOBA adjustment on available-for-sale securities | 643.1 | 3.9 | (1.2) |
| Sales inducements adjustment on available-for-sale securities | 2.2 | 0.1 | - |
| Premium deficiency reserve adjustment | - | 37.5 | (13.9) |
| Other investments | 0.4 | (1.5) | (0.4) |
| Less: allocation to experience-rated contracts | 16.4 | 36.0 | (3.8) |
| Unrealized capital gains (losses), before tax | (635.4) | (27.7) | (23.4) |
| Deferred income tax asset (liability) | 193.7 | 9.7 | 12.7 |
| Net change in unrealized capital gains (losses) | $ (441.7) | $ (18.0) | $ (10.7) |

|  | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net unrealized capital holding gains (losses) arising during the year[1] | $ (1,192.0) | $ (66.9) | $ (43.6) |
| Less: reclassification adjustment for gains (losses) and other items included in Net (loss) income[2] | (750.3) | (48.9) | (32.9) |
| Net change in unrealized capital gains (losses) on securities | $ (441.7) | $ (18.0) | $ (10.7) |

[1] Pretax unrealized holding gains (losses) arising during the year were $(1,714.8), $(102.9), and $(95.4), for the years ended December 31, 2008, 2007, and 2006, respectively.
[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were and $(1,079.4), $(75.2), and $(72.0), for the years ended December 31, 2008, 2007, and 2006, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 15.    Changes to Prior Years Presentation

*Consolidated Statements of Operations Presentational Changes*

During 2008, certain changes were made to the Consolidated Statements of Operations for the year ended 2007 to more accurately reflect the correct balances, primarily related to surrenders on market value adjusted contracts.  As the Company has determined these changes to be immaterial, the Consolidated Statements of Operations for the year ended December 31, 2007, has not been labeled as restated. The following table summarizes the adjustments:

|  | Previously Reported | | Reclassification | | Adjusted |
|---|---|---|---|---|---|
| **2007** | | | | | |
| Fee income | $ | 789.3 | $ | (19.4) | $ | 769.9 |
| Net realized capital gains (losses) | | (8.2) | | (19.4) | | (27.6) |
| Other income | | 0.9 | | 19.4 | | 20.3 |
| Total revenue | | 2,451.9 | | (19.4) | | 2,432.5 |
| Interest credited and other benefits to contractowners | | 822.2 | | (19.4) | | 802.8 |
| Total benefits and expenses | | 2,177.5 | | (19.4) | | 2,158.1 |

## QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

| 2008 | First (Restated)* | | Second | | Third | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 560.4 | $ | 538.4 | $ | 469.3 | $ | 166.1 |
| Income (loss) before income taxes | | (98.4) | | 25.1 | | (391.3) | | (673.9) |
| Income tax expense (benefit) | | (53.8) | | 1.9 | | (25.1) | | (31.3) |
| Net income | $ | (44.6) | $ | 23.2 | $ | (366.2) | $ | (642.6) |

| 2007 | First | | Second | | Third | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 579.1 | $ | 594.9 | $ | 601.4 | $ | 657.1 |
| Income (loss) before income taxes | | 100.7 | | 115.8 | | 85.8 | | (27.9) |
| Income tax expense (benefit) | | 28.5 | | 33.6 | | 22.3 | | (28.4) |
| Net income | $ | 72.2 | $ | 82.2 | $ | 63.5 | $ | 0.5 |

*The Company has restated its previously issued unaudited interim financial statements for the three months
ended March 31, 2008 due to an error in the calculation of the fair value of the reserves for product guarantees
for annuity contracts containing guaranteed credited rates. The effect of the restatement on these prior period
interim financial statements for the three months ended March 31, 2008 was to increase the net loss by $18.9.